Filed Pursuant to Rule 424(b)(3)
File No. 333-189226

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

As previously announced, on May 7, 2013, Market Leader, Inc. entered into a merger agreement with Trulia, Inc., under which a wholly owned subsidiary of Trulia will merge with Market Leader, with Market Leader continuing as the surviving corporation and a wholly owned subsidiary of Trulia. We refer to this transaction as the merger. If the merger is consummated, Market Leader will no longer be a publicly held corporation.

The merger requires the approval of holders of a majority of the outstanding shares of Market Leader common stock and we are asking you to vote to approve the merger agreement and thereby to approve the transactions contemplated by the merger agreement, including the merger. If the merger agreement is approved by Market Leader shareholders and the merger is completed, for each share of Market Leader common stock that you hold (other than shares with respect to which dissenter’s rights are properly exercised or shares owned by Trulia, any of its subsidiaries or Market Leader), you will be entitled to receive (i) $6.00 in cash, without interest and subject to applicable withholding tax, plus (ii) 0.1553 of a share of the common stock of Trulia, in each case subject to adjustment as described in this proxy statement/prospectus.

The following table sets forth the closing sale prices per share of Trulia common stock and Market Leader common stock as of May 7, 2013, the last trading day prior to the public announcement of the proposed merger, and as of July 12, 2013, the most recent practicable trading day prior to the date of this proxy statement/prospectus. The table also sets forth the implied value of the merger consideration proposed for each share of Market Leader common stock as of the same two dates. This implied value was calculated by multiplying the closing sale price of Trulia common stock on the relevant date by the exchange ratio of the stock consideration of 0.1553 and adding the per share cash consideration, or $6.00 per share.

	Trulia Common Stock	Market Leader Common Stock	Implied Value of Market Leader Common Stock
May 7, 2013	$34.34	$9.61	$11.33
July 12, 2013	$34.92	$11.32	$11.42

Market Leader common stock is listed on The Nasdaq Global Select Market under the symbol “LEDR.” Trulia common stock is listed on the New York Stock Exchange under the symbol “TRLA.” The market prices of shares of Market Leader common stock and Trulia common stock are subject to fluctuation. As a result, you are urged to obtain current market quotations.

Your vote is very important. The record date for determining the shareholders entitled to receive notice of, and to vote at, the special meeting is July 15, 2013. We cannot complete the merger unless Market Leader shareholders holding a majority of the outstanding shares of Market Leader common stock as of the close of business on the record date vote in favor of the approval of the merger agreement at the special meeting. Whether or not you expect to attend the Market Leader special meeting in person, if you are the record holder of shares, please vote your shares as promptly as possible by (a) accessing the Internet website specified on your proxy card, (b) calling the toll-free number specified on your proxy card or (c) signing and returning all proxy cards that you receive in the postage-paid envelope provided, so that your shares may be represented and voted at the Market Leader special meeting. If your shares are registered in the name of a broker, bank or other holder of record, please follow the voting instructions you receive from the holder of record to vote your shares. If your shares are registered in the name of a broker, bank or other holder of record and you plan to attend the special meeting in person, please bring to the special meeting a letter, account statement or other evidence of your beneficial ownership as of the record date. A failure to vote your shares, or to provide instructions to your broker, bank or nominee as to how to vote your shares, is the equivalent of a vote against the merger.

In addition, at the special meeting you also will be asked to approve the adjournment of the special meeting under certain circumstances and to approve, on a non-binding, advisory basis, the compensation payable to Market Leader’s named executive officers that is based on or otherwise relates to the merger.

The Market Leader board of directors has unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable, fair to, and in the best interests of, Market Leader and its shareholders, adopted the merger agreement and approved the transactions contemplated thereby, including the merger; and unanimously recommends that you vote “FOR” the approval of the merger agreement, “FOR” the approval, on a non-binding, advisory basis, of the compensation payable to Market Leader’s named executive officers that is based on or otherwise relates to the merger and “FOR” the adjournment of the special meeting, if necessary to solicit additional proxies.

The obligations of Trulia and Market Leader to complete the merger are subject to the satisfaction or waiver of several conditions set forth in the merger agreement. More information about Trulia, Market Leader, the merger agreement and the transactions contemplated thereby, including the merger, is contained in this proxy statement/prospectus.

For a discussion of risk factors that you should consider in evaluating the transaction, see the section entitled “Risk Factors” beginning on page 27 of this proxy statement/prospectus. The market price of Trulia common stock will continue to fluctuate following the date of the special meeting. Consequently, at the time of the special meeting, the value of the stock consideration will not yet be determined.

We urge you to read the attached proxy statement/prospectus carefully and in its entirety.

Sincerely,

Ian Morris

President and Chief Executive Officer

Market Leader, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined that this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated July 16, 2013, and is first being mailed to Market Leader shareholders on or about July 17, 2013.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 16, 2013

Dear Shareholder:

You are cordially invited to attend a special meeting of shareholders of Market Leader, Inc. (“Market Leader”), which will be held on August 16, 2013, at 9:00 a.m., local time, at Market Leader’s offices, 11332 NE 122nd Way, Suite 200, Kirkland, WA 98034. Shareholders of record who owned our common stock at the close of business on July 15, 2013, are entitled to vote at the special meeting. At the special meeting we will ask you to consider and vote upon:

•

a proposal to approve the Agreement and Plan of Merger, dated as of May 7, 2013, by and among Market Leader, Trulia, Inc., and Mariner Acquisition Corp., which is referred to herein as the merger agreement;

•	a proposal to approve, on a non-binding, advisory basis, the compensation payable to Market Leader’s named executive officers that is based on or otherwise relates to the merger; and

•

a proposal to adjourn the Market Leader special meeting to solicit additional proxies in favor of the proposal to approve the merger agreement, if there are not sufficient votes at the time of such adjournment to approve the merger agreement.

At the special meeting, Market Leader may also conduct any other business properly brought before the special meeting and any adjournment or postponement thereof.

The Market Leader board of directors has unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable, fair to, and in the best interests of, Market Leader and its shareholders, adopted the merger agreement and approved the transactions contemplated thereby, including the merger; and unanimously recommends that you vote “FOR” the approval of the merger agreement, “FOR” the approval, on a non-binding, advisory basis, of the compensation payable to Market Leader’s named executive officers that is based on or otherwise relates to the merger and “FOR” the adjournment of the special meeting, if necessary to solicit additional proxies.

To assure your representation at the special meeting, you are urged to submit your proxy as promptly as possible. Registered shareholders may vote by Internet, by telephone or by completing, signing, dating and returning the enclosed proxy card as promptly as possible in the enclosed postage prepaid envelope. Your shares will be voted in accordance with your instructions. You may attend the special meeting and vote in person even if you have previously returned your proxy card or voted by Internet or telephone.

A list of Market Leader shareholders of record entitled to vote at the Market Leader special meeting will be available during regular business hours at Market Leader’s executive offices and principal place of business at 11332 NE 122nd Way, Suite 200, Kirkland, WA 98034 for inspection by shareholders of record of Market Leader for any purpose germane to the special meeting. The list will also be available at the special meeting.

If your shares are registered in the name of a broker, bank or other holder of record, please follow the voting instructions you receive from the holder of record to vote your shares. If your shares are registered in the name of a broker, bank or other holder of record and you plan to attend the special meeting in person, please bring a letter, account statement or other evidence of your beneficial ownership as of the record date to the special meeting.

Your vote is very important. Approval of the merger agreement requires the affirmative vote of holders of a majority of the shares of Market Leader common stock issued and outstanding as of the close of business on the record date. A failure to vote your shares, or to provide instructions to your broker, bank or nominee as to how to vote your shares, is the equivalent of a vote against the merger. Please vote using one of the methods above to ensure that your vote will be counted. Your proxy may be revoked at any time before the vote at the special meeting by following the procedures outlined in this proxy statement/prospectus.

By Order of the Board of Directors,

Ian Morris

President & Chief Executive Officer

Market Leader, Inc.

Kirkland, Washington

July 16, 2013

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Market Leader from other documents filed with the U.S. Securities and Exchange Commission, referred to as the SEC, that are not included in or delivered with this proxy statement/prospectus. For a listing of documents incorporated by reference into this proxy statement/prospectus, please see the section entitled “Where You Can Find More Information.” This information is available to you without charge upon your request. This information is available for you to review at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, DC 20549, and through the SEC’s website at www.sec.gov. You can also obtain the documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from Market Leader at the following address and telephone number:

Market Leader, Inc.

11332 NE 122nd Way, Suite 200 Kirkland, Washington 98034 (425)-952-5500 Attn: Investor Relations

In addition, you may also obtain additional copies of the proxy statement/prospectus or the documents incorporated by reference into the proxy statement/prospectus by contacting Georgeson, Inc., Market Leader’s proxy solicitor, toll-free at (866) 695-6078 (banks and brokers toll-free collect at (800) 223-2064). You will not be charged for any of these documents you request.

Investors may also consult Market Leader’s and Trulia’s websites for more information concerning Market Leader, Trulia and the merger described in this proxy statement/prospectus. Market Leader’s website is www.marketleader.com and Trulia’s website is www.trulia.com. Information included on these websites is not incorporated by reference into this proxy statement/prospectus.

If you would like to request documents, please do so by August 9, 2013, in order to receive them before the special meeting.

ABOUT THIS DOCUMENT

This document, which forms part of a Registration Statement on Form S-4 filed by Trulia with the SEC, constitutes a prospectus of Trulia under Section 5 of the Securities Act of 1933, as amended, which is referred to herein as the Securities Act, with respect to the shares of Trulia common stock to be issued to Market Leader shareholders pursuant to the merger agreement. This document also constitutes a proxy statement of Market Leader under Section 14(a) of the Securities Exchange Act of 1934, as amended, which is referred to herein as the Exchange Act, with respect to the Market Leader special meeting at which Market Leader shareholders will be asked to vote upon, among other things, the proposal to approve the merger agreement.

You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. You should not assume that the information contained in, or incorporated by reference into, this proxy statement/prospectus is accurate as of any date other than the date of this proxy statement/prospectus or the date of the SEC filing incorporated by reference herein, as applicable. Neither the mailing of this proxy statement/prospectus to Market Leader shareholders nor the issuance by Trulia of common stock in connection with the merger will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this proxy statement/prospectus regarding Trulia has been provided by Trulia and information contained in this proxy statement/prospectus regarding Market Leader has been provided by Market Leader.

All references in this proxy statement/prospectus to: “Market Leader” refer to Market Leader, Inc., a Washington corporation, and its subsidiaries; “Trulia” refer to Trulia, Inc., Inc., a Delaware corporation, and its subsidiaries; “Merger Sub” refer to Mariner Acquisition Corp., a Washington corporation and a wholly-owned subsidiary of Trulia formed for the purpose of effecting the merger as described in this proxy statement/prospectus; and the “combined company” refer to Trulia and each of its subsidiaries, including Market Leader, immediately following completion of the transactions contemplated by the merger agreement.

All references in this proxy statement/prospectus to the “merger agreement” refer to the Agreement and Plan of Merger, dated as of May 7, 2013, by and among Trulia, Merger Sub and Market Leader, a copy of which is included as Annex A to this proxy statement/prospectus, as it may be amended from time to time, and all references to the “merger” refer to the merger of Merger Sub with and into Market Leader, with Market Leader continuing as the surviving corporation.

Although Delaware law generally refers to the term “stockholders” and Washington law generally refers to the term “shareholders” to specify holders of the capital stock of a corporation, for convenience such holders are referred to in this proxy statement/prospectus as “shareholders” in accordance with the Washington law terminology.

i

ANNEXES

Annex A	–	Agreement and Plan of Merger by and among Trulia, Inc., Mariner Acquisition Corp. and Market Leader, Inc. dated as of May 7, 2013
Annex B	–	Text of GCA Savvian Advisors, LLC Opinion
Annex C	–	Chapter 23B.13 of the Washington Business Corporation Act
Annex D	–	Form of Voting Agreement
Annex E	–	Valuation and Qualifying Accounts
Annex F	–	Form of Proxy Card of Market Leader, Inc.

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QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

Q:	Why am I receiving this proxy statement/prospectus?

A:	Trulia and Market Leader have agreed to the acquisition of Market Leader by Trulia under the terms of the merger agreement that is described in this proxy statement/prospectus. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A. You are receiving this proxy statement/prospectus because you have been identified as a shareholder of Market Leader as of the close of business on the record date for the special meeting, which is July 15, 2013. This document serves as both a proxy statement of Market Leader, used to solicit proxies for the special meeting of Market Leader shareholders, and as a prospectus of Trulia, used to offer shares of Trulia common stock to Market Leader shareholders in exchange for shares of Market Leader common stock pursuant to the terms of the merger agreement. This document contains important information about the merger, the shares of Trulia common stock to be issued pursuant to the merger and the special meeting of Market Leader shareholders, and you should read it carefully.

Q:	What am I being asked to vote on?

A:	In order to complete the merger, Market Leader shareholders must vote in favor of a proposal to approve the merger agreement, which is referred to herein as the merger proposal, and all other conditions to the merger must be satisfied or waived. Market Leader will hold a special meeting to obtain this approval, which is referred to herein as the special meeting. The enclosed proxy materials allow you to vote your shares without attending the special meeting.

In addition, you are being asked to vote on a proposal to approve, on a non-binding, advisory basis, the compensation payable to Market Leader’s named executive officers that is based on or otherwise relates to the merger, which is referred to herein as the merger-related compensation payments proposal.

You are also being asked to vote on a proposal to adjourn the Market Leader special meeting to solicit additional proxies in favor of the merger proposal if there are not sufficient votes at the time of such adjournment to approve the merger proposal.

Your vote is important. We encourage you to vote as soon as possible.

Q:	What consideration will I receive in connection with the merger?

A:	At the effective time of the merger, each share of Market Leader common stock issued and outstanding immediately prior to the effective time of the merger (other than shares with respect to which dissenter’s rights are properly exercised or shares owned by Trulia, any of its subsidiaries or Market Leader) will be converted into the right to receive (i) $6.00 in cash, without interest and subject to applicable withholding tax, which is referred to herein as the cash consideration, plus (ii) 0.1553 of a share of the common stock of Trulia, which is referred to herein as the stock consideration, in each case subject to adjustment as described below under the question “Why is the merger consideration subject to adjustment?” The cash consideration together with the stock consideration is referred to herein as the merger consideration.

Market Leader shareholders will not receive any fractional shares of Trulia common stock in the merger. Instead, any shareholder who would otherwise be entitled to a fractional share of Trulia common stock will be entitled to receive an amount in cash (rounded down to the nearest whole cent), without interest, equal to the product of such fraction multiplied by the volume weighted average closing price of Trulia common stock, rounded to the nearest one-tenth of a cent, as reported on New York Stock Exchange, which is referred to herein as the NYSE, for the ten (10) trading days immediately preceding (but not including) the date of the closing of the merger, which is referred to herein as the closing measurement price.

Q:	How will the merger affect Market Leader options to purchase common stock, restricted stock units and stock appreciation rights?

A:	In connection with the merger, except as provided in the following paragraph, each outstanding Market Leader stock option, stock appreciation right and restricted stock unit held by a service provider of Market Leader who continues to be a service provider to the combined company following the merger, which is referred to herein as a continuing service provider, will be assumed and converted into a corresponding equity award to purchase or acquire shares of Trulia common stock. The terms of each assumed equity award will be the same except that the shares subject to each equity award and the exercise price, if any, will be adjusted by an exchange ratio formula set forth in the merger agreement. At its discretion, Trulia may elect to assume the share reserve of Market Leader’s existing equity incentive plan at the time of the closing of the merger.

The NYSE Listed Company Manual requires the prior approval by the Trulia shareholders for the issuance (or potential issuance) by Trulia of its shares (or securities convertible into or exercisable for Trulia shares) if such shares are or will be upon issuance equal to 20% or more of Trulia’s outstanding shares before the issuance. The merger agreement limits the aggregate number of shares of Trulia common stock that may be issued or are otherwise issuable in connection with the merger, including the Trulia shares issuable in respect of assumed Market Leader equity awards, to avoid meeting or exceeding this threshold. If the aggregate number of shares of Trulia common stock issued or issuable in the merger (including shares of Trulia common stock issuable in respect of assumed Market Leader equity awards) meets or exceeds 19.9% of the number of shares of Trulia common stock outstanding immediately prior to the effective time of the merger, which is referred to herein as the 19.9% threshold, then certain vested Market Leader stock options and stock appreciation rights would not be assumed and instead would be terminated in exchange for a cash payment with respect to each share of Market Leader common stock underlying any such award that is equal to (i) $6.00 plus (ii) 0.1553 multiplied by the closing measurement price minus (iii) the exercise price of such award, net of applicable withholding taxes. However, if the exercise price of a vested award not assumed pursuant to this paragraph exceeds the sum of (i) and (ii), then that award would terminate without consideration. The identification of Market Leader equity awards not assumed pursuant to this paragraph would be determined by a formula set forth in the merger agreement. If the price of Trulia’s common stock decreased and the cash-out mechanic described above was triggered, Trulia would be required to pay additional cash consideration to the holders of such vested equity awards, which Trulia believes is reasonably possible based upon the historic volatility of Trulia’s common stock price and the time it may take to complete the merger. By way of example, if Trulia’s stock price decreased such that the closing measurement price would be 10%, 20% and 30% less than the volume-weighted average price of Trulia’s common stock for the 10-trading day period ending July 11, 2013 ($32.30), Trulia believes it would be required to pay cash consideration to such vested equity holders of approximately $0 (as the cash-out would not have been triggered), $0 (as the per share exercise price of the cashed-out awards would exceed the sum of (i) and (ii) above and thus terminate without consideration) and $1.6 million, respectively. The cash-out would be made in lieu of the assumption of the cashed out awards, and the cash consideration paid to the holders of such awards would be substantially equivalent to the value of the Trulia equity awards that such holders would receive if the cash-out was not effected. Accordingly, the impact on the purchase price will not be significant and the cash-out would not affect the form or amount of the merger consideration to be received by the holders of Market Leader common stock.

Q:	Why is the merger consideration subject to adjustment?

A:

As noted above, the merger agreement limits the aggregate number of shares of Trulia common stock that may be issued or are otherwise issuable in connection with the merger to the 19.9% threshold. If, following the cash-out of vested options and stock appreciation rights described in the answer above, the aggregate number of shares of Trulia common stock issued or issuable in the merger (including shares of Trulia common stock issuable in respect of assumed Market Leader equity awards) would still meet or exceed the 19.9% threshold, the aggregate stock consideration would be decreased to the minimum extent necessary such that the number of shares of Trulia common stock issued or issuable in the merger (including shares of Trulia common stock issuable in respect of assumed Market Leader equity awards) would not meet or exceed the 19.9% threshold. In such event, the aggregate cash consideration would be increased by an amount equal to the product of (a) the amount of the reduction in the aggregate stock consideration multiplied by (b) the closing measurement price. Although the adjustment will change the respective amounts of stock consideration and cash consideration you will receive in the merger, the overall value of the merger consideration as of the closing date of the merger should not be substantively changed due to the adjustment. Although as of the date of this proxy statement/prospectus, Trulia and Market Leader do not anticipate that an adjustment to the merger consideration will be necessary, a decline in the price of Trulia’s common stock could result in the adjustment being made. For example, using the equity capitalization of Trulia and Market Leader as of May 3, 2013 (the reference date for Trulia’s and Market Leader’s respective capitalization representations and warranties contained in the merger agreement) and assuming a cash-out of all of Market Leader’s vested equity awards as described above, Trulia’s stock price would need to decline to below approximately $7.68 per share before any such adjustment to the merger consideration would be effected. As of July 11, 2013, the closing price of Trulia’s common stock as reported on the NYSE was $34.22 per share. Until the merger has been consummated, holders of Market Leader’s common stock may not know the proportion of stock consideration and cash consideration they will receive in the merger.

Q:	What happens if the merger is not completed?

A:	If the merger agreement is not approved by Market Leader’s shareholders or if the merger is not completed for any other reason, you will not receive any payment for your shares of Market Leader common stock in connection with the merger. Instead, Market Leader will remain an independent public company and its common stock will continue to be listed and traded on the Nasdaq Global Select Market. If the merger agreement is terminated in certain circumstances, Market Leader will be required to pay Trulia for its out-of-pocket expenses related to the merger, subject to a cap of $1.0 million. Additionally, if the merger agreement is terminated in certain other circumstances, Market Leader would be required to pay Trulia a termination fee of $15.0 million (less Trulia’s out-of-pocket expenses that Market Leader is otherwise required to pay). See the section entitled “The Merger Agreement—Expenses and Termination Fees.”

Q:	When and where will the meeting be held?

A:	The Market Leader special meeting will be held at 9:00 a.m., local time, on August 16, 2013, at Market Leader’s offices, 11332 NE 122nd Way, Suite 200, Kirkland, WA 98034.

Q:	What do I need to do now?

A:	Carefully read and consider the information contained in and incorporated by reference into this proxy statement/prospectus, including its annexes. After you carefully read this proxy statement/prospectus, follow the voting instructions below. In order to assure that your shares are voted, please submit your proxy as instructed on your proxy or voting instruction card even if you currently plan to attend the special meeting in person.

Q:	How do I vote?

A:	You may vote “For,” “Against” or “Abstain” on any proposal. Votes will be counted by the inspector of elections appointed for the special meeting. The procedures for voting are as follows:

Voting by Proxy

Registered shareholders may vote by mail, by telephone or by Internet:

•

To vote by mail, please complete, sign, date and mail your proxy card in the postage prepaid envelope provided. Proxies should be mailed sufficiently in advance to ensure receipt prior to the special meeting.

•

To vote by telephone, call toll-free 1-800-652-VOTE (8683) from any touch-tone telephone and follow the instructions. Have your proxy card available when you call. If you vote by phone, you do not need to mail your proxy card. Telephone voting is available until 11:59 p.m., Eastern Time, on August 15, 2013.

•

You can vote on the Internet at www.investorvote.com/LEDR. Have your proxy card in hand when going online and follow the online instructions. If you vote by the Internet, you do not need to mail your proxy card. Internet voting is available up until 11:59 p.m., Eastern Time, on August 15, 2013.

If your shares are held of record in the name of a bank, broker or other nominee you should follow the separate instructions that the nominee provides to you. Although most banks and brokers now offer telephone and Internet voting, availability and specific processes will depend on their voting arrangements.

If the special meeting is postponed or adjourned for any reason, at any subsequent reconvening of the special meeting all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the special meeting, except for any proxies that have at that time effectively been revoked or withdrawn, even if the proxies had been effectively voted on the same or any other matter at a previous meeting.

Voting in Person at the Special Meeting

If you are a registered holder and attend the special meeting and wish to vote in person, you may request a ballot when you arrive. If your shares are held of record in the name of your bank, broker or other nominee and you would like to vote in person at the special meeting, you must bring to the special meeting a letter, account statement or other evidence from the nominee indicating that you were the beneficial owner of the shares on the record date for the special meeting and a legal proxy from the nominee.

Q:	How does the Market Leader board of directors recommend that I vote?

A:	The Market Leader board of directors reviewed and considered the terms and conditions of the merger agreement and the transactions contemplated thereby, including the merger, and, after careful consideration, has unanimously:

•	determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable, fair to, and in the best interests of, Market Leader and its shareholders;

•	adopted the merger agreement and approved the transactions contemplated thereby, including the merger; and

•	resolved to recommend the approval of the merger agreement to Market Leader’s shareholders.

The Market Leader board of directors unanimously recommends that Market Leader’s shareholders vote “FOR” the merger proposal, “FOR” the approval, on a non-binding, advisory basis, of the merger-related compensation payments proposal and “FOR” the adjournment of the special meeting, if necessary to solicit additional proxies.

Q:	What vote is required to approve each proposal?

A:	The voting requirements to approve the proposals are as follows:

•

The approval of the merger proposal requires the affirmative vote of the shareholders of record as of the record date holding a majority of all outstanding shares of Market Leader’s common stock on that date.

•

The approval, on a non-binding, advisory basis, of compensation payable to Market Leader’s named executive officers that is based on or otherwise relates to the merger requires that the votes cast in favor of this proposal exceed the votes cast against this proposal, provided a quorum is present.

•

The approval of the adjournment of the special meeting, to solicit additional proxies in favor of the merger proposal if there are not sufficient votes at the time of such adjournment to approve the merger proposal, requires the affirmative vote of the holders of a majority of the shares of Market Leader common stock present, in person or by proxy, at the special meeting and entitled to vote thereon, if a quorum is not present. If a quorum is present, the approval of the adjournment of the special meeting, to solicit proxies in favor of the merger proposal if there are not sufficient votes at the time of such adjournment to approve the merger proposal, requires that the votes cast in favor of the adjournment proposal exceed the votes cast against the adjournment proposal.

Q:	How are the officers and directors of Market Leader going to vote in the merger?

A:	In connection with entering into the merger agreement, each of the directors and executive officers of Market Leader and their respective permitted transferees, as applicable, in their individual capacities, each of whom are referred to herein as a supporting shareholder, entered into voting agreements pursuant to which the supporting shareholders agreed to, among other things, vote their shares of Market Leader common stock (i) in favor of the merger proposal and (ii) against approval of any proposal made in opposition to, in competition with, or inconsistent with, the merger agreement or the merger or any other transactions contemplated by the merger agreement. In addition, the supporting shareholders agreed not to directly or indirectly transfer their respective shares of Market Leader common stock during the term of the voting agreement, subject to certain limited exceptions. The voting agreements may not be terminated by the supporting shareholders even if the Market Leader board of directors has withdrawn or changed its recommendation in favor of the transaction with Trulia and, in such instances, the supporting shareholders would be required to vote to approve the merger proposal. As of the record date, the supporting shareholders as a group owned and were entitled to vote 3,014,354 shares of Market Leader common stock, or approximately 11% of the outstanding shares of Market Leader common stock on that date.

Q:	What constitutes a quorum?

A:	Shareholders who hold at least a majority of the issued and outstanding Market Leader common stock as of the close of business on the record date and who are entitled to vote must be present or represented by proxy in order to constitute a quorum to conduct the special meeting.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:	If you sign and return your proxy card without indicating how to vote on any particular proposal, the Market Leader common stock represented by your proxy will be voted in favor of that proposal.

Q:	What will happen if I fail to vote or I abstain from voting?

A:	If you are a shareholder of record and do not vote by completing your proxy card, by telephone, through the Internet, or in person at the special meeting, your shares will not be voted. This will have the same effect as voting against the merger proposal but will have no effect on the outcome of the other two proposals. If your shares are held in “street name” by a bank, brokerage firm or other nominee, and you do not provide your bank, brokerage firm or other nominee with instructions as to how to vote your shares, your shares will not be voted at the special meeting. This will have the same effect as voting against the merger proposal but will have no effect on the outcome of the other two proposals.

Q:	How many votes do I and others have?

A:	Each Market Leader shareholder is entitled to one vote for each share of Market Leader common stock owned as of the record date. As of the close of business on the record date, there were 27,346,211 issued and outstanding shares of Market Leader common stock. As of the record date, the directors and executive officers and their affiliates as a group owned and were entitled to vote 2,929,354 shares of Market Leader common stock, or approximately 11% of the shares of Market Leader common stock on that date.

Q:	If my shares are held in street name by my broker, bank or other nominee, will my broker, bank or nominee vote my shares for me?

A:	If you hold your shares through a broker, bank or other nominee, you must provide your broker, bank or nominee with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Market Leader or by voting in person at the special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. Brokers, banks and other nominees who hold shares of Market Leader common stock on behalf of their customers may not vote such shares or give a proxy to Market Leader to vote those shares without specific instructions from their customers.

Q:	Am I entitled to dissenters’ rights?

A:	Yes. Market Leader shareholders who do not vote in favor of the merger proposal and follow certain procedural steps will be entitled to dissenters’ rights under chapter 23B.13 of the Washington Business Corporation Act, which is referred to herein as the WBCA, provided they take the steps required to perfect their rights under chapter 23B.13 of the WBCA. For more information regarding dissenters’ rights, see the section entitled “Dissenters’ Rights.” In addition, a copy of chapter 23B.13 of the WBCA is attached as Annex C to this proxy statement.

Q:	Can I change my vote after I have returned a proxy or voting instruction card?

A:	Yes. If you are a registered holder and give your proxy card to Market Leader or vote by telephone or the Internet, you have the power to revoke your proxy or change your vote by taking any of the following actions before your proxy is voted at the special meeting:

•	voting again by telephone or Internet any time prior to 11:59 p.m., Eastern Time, on August 15, 2013;

•	notifying the Secretary of Market Leader in writing no later than the beginning of the special meeting of your revocation;

•	delivering to the Secretary of Market Leader no later than the beginning of the special meeting a revised signed proxy card bearing a later date; or

•

attending the special meeting and voting in person, which will automatically cancel any proxy previously given, or revoking your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

If your shares are held in street name by your broker, bank or other nominee, you should contact them to change your vote.

Q:	When do you expect the merger to be completed?

A:	Trulia and Market Leader expect to complete the merger during the third quarter of 2013 if the approval of the merger proposal is obtained, assuming the other conditions that are set forth in the merger agreement to the consummation of the merger are satisfied or waived. However, it is possible that the merger will not be consummated within that timeframe.

Q:	Do I need to do anything with my Market Leader common stock certificates now?

A:

No. After the merger is completed, if you held certificates representing shares of Market Leader common stock prior to the merger, Trulia’s exchange agent will send you a letter of transmittal and instructions for exchanging your shares of Market Leader common stock for the merger consideration. Upon surrender of the certificates for cancellation along with the executed letter of transmittal and other required documents described in the instructions, you will receive the merger consideration. Unless you specifically request to receive Trulia stock certificates, the shares of Trulia common stock you receive in the merger will be issued in book-entry form. DO NOT SEND ANY STOCK CERTIFICATES WITH YOUR PROXY.

Q:	Do I need identification to attend the Market Leader special meeting in person?

A:	Yes. Please bring proper identification, together with proof that you are a record owner of Market Leader common stock. If your shares are held of record in the name of your bank, broker or other nominee and you would like to vote in person at the special meeting, you must bring to the special meeting a letter, account statement or other evidence from the nominee indicating that you were the beneficial owner of the shares on the record date for the special meeting.

Q:	Who can help answer my questions?

A:	If you have questions about the merger agreement, the merger or the merger proposal or the other matters to be voted on at the special meeting or desire additional copies of this proxy statement/prospectus or additional proxy cards, you should contact Georgeson, Inc., Market Leader’s proxy, toll-free at (866) 695-6078 (banks and brokers toll-free collect at (800) 223-2064).

SUMMARY

This summary highlights selected information contained or incorporated by reference in this proxy statement/prospectus and may not contain all of the information that is important to you. This summary is not intended to be complete and reference is made to, and this summary is qualified in its entirety by, the more detailed information contained or incorporated by reference in this proxy statement/prospectus and the annexes attached to this proxy statement/prospectus. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information.” Page references have been included parenthetically to direct you to a more complete description of the topics presented in this summary.

The Companies (See page 60)

Trulia, Inc.

Trulia is redefining the home search experience for consumers and changing the way that real estate professionals build their businesses. Trulia’s marketplace, delivered through the web and mobile applications, gives consumers powerful tools to research homes and neighborhoods and enables real estate professionals to efficiently market their listings and attract new clients. Trulia believes it delivers the best home search experience by combining Trulia’s superior user interface with its comprehensive database of real estate properties, local insights, and user-generated content. Trulia offers free and subscription products that provide real estate professionals with access to transaction-ready consumers and help them enhance their online presence. In the three months ended March 31, 2013, Trulia had 31.3 million monthly unique visitors. As of the three months ended March 31, 2013, Trulia had more than 389,000 active real estate professionals in its marketplace, 27,900 of whom were paying subscribers.

Trulia’s common stock is traded on the NYSE under the symbol “TRLA.” The principal executive offices of Trulia are located at 116 New Montgomery Street, Suite 300, San Francisco, CA 94105, and its telephone number is (415) 648-4358.

For more information regarding Trulia’s business, see the section entitled “Description of Trulia’s Business.”

Market Leader, Inc.

Market Leader, founded in 1999, provides innovative online technology and marketing solutions for real estate professionals across the United States and Canada. Market Leader serves 135,000 real estate agents, brokerages and franchisors, offering complete end-to-end solutions that enable them to grow and manage their businesses. Market Leader’s subscription-based real estate marketing software and services help customers generate a steady stream of prospects, plus provide the systems and training they need to convert those prospects into clients. In addition, Market Leader’s national consumer real estate sites give its customers access to millions of future home buyers and sellers, while providing consumers with free access to the information they seek.

Shares of Market Leader common stock currently trade on the Nasdaq Global Select Market under the stock symbol “LEDR.” The principal executive offices of Market Leader are located at 11332 NE 122nd Way, Suite 200, Kirkland, WA 98034, and its telephone number is (425) 952-5500.

Additional information about Market Leader and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”

Mariner Acquisition Corp.

Mariner Acquisition Corp., a wholly owned subsidiary of Trulia, is a Washington corporation formed for the purpose of effecting the merger and is referred to herein as Merger Sub.

Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger.

The Merger (See page 61)

Pursuant to the terms and subject to the conditions of the merger agreement, at the closing of the proposed transactions contemplated by the merger agreement, Merger Sub will be merged with and into Market Leader, and Market Leader will continue as the surviving corporation of the merger and as a wholly owned subsidiary of Trulia. Following the merger, Market Leader will no longer be a publicly traded corporation.

Merger Consideration (See page 91)

At the effective time of the merger, each share of Market Leader common stock issued and outstanding immediately prior to the effective time of the merger (other than shares with respect to which dissenter’s rights are properly exercised or shares owned by Trulia, any of its subsidiaries or Market Leader) will be converted into the right to receive (i) $6.00 in cash, without interest and subject to applicable withholding tax, plus (ii) 0.1553 of a share of the common stock of Trulia, in each case subject to adjustment as described below under the caption “Adjustment to the Merger Consideration.”

Market Leader shareholders will not receive any fractional shares of Trulia common stock in the merger. Instead, any shareholder who would otherwise be entitled to a fractional share of Trulia common stock will be entitled to receive an amount in cash (rounded down to the nearest whole cent), without interest, equal to the product of such fraction multiplied by the closing measurement price.

Treatment of Market Leader Equity Awards (See page 92)

In connection with the merger, except as provided below under the caption “Cash-Out of Certain Vested Equity-Based Awards,” each Market Leader stock option, stock appreciation right and restricted stock unit held by a continuing service provider will be assumed and converted automatically at the effective time of the merger into a corresponding equity award to purchase or acquire Trulia common stock and will continue to be governed by the terms of the applicable Market Leader equity incentive plan and related grant agreement under which it was granted. The terms of each assumed equity award will be the same except that the shares subject to each equity award and the exercise price, if any, will be adjusted by an exchange ratio formula set forth in the merger agreement. At its discretion, Trulia may elect to assume the share reserve of Market Leader’s existing equity incentive plan at the time of the closing of the merger.

Cash-Out of Certain Vested Equity-Based Awards (See page 93)

The NYSE Listed Company Manual requires the prior approval by the Trulia shareholders for the issuance (or potential issuance) by Trulia of its shares (or securities convertible into or exercisable for Trulia shares) if such shares are or will be upon issuance equal to 20% or more of Trulia’s outstanding shares before the issuance. The merger agreement limits the aggregate number of shares of Trulia common stock that may be issued or are otherwise issuable in connection with the merger, including the Trulia shares issuable in respect of assumed Market Leader equity awards, to avoid meeting or exceeding this threshold. If the aggregate number of shares of

Trulia common stock issued or issuable in the merger (including shares of Trulia common stock issuable in respect of assumed Market Leader equity awards) meets or exceeds 19.9% of the number of shares of Trulia common stock outstanding immediately prior to the effective time of the merger, which is referred to herein as the 19.9% threshold, then certain vested Market Leader stock options and stock appreciation rights will not be assumed and instead will be terminated in exchange for a cash payment with respect to each share of Market Leader common stock underlying any such award equal to (i) $6.00 plus (ii) 0.1553 multiplied by the closing measurement price minus (iii) the per share exercise price of such award, net of applicable withholding taxes. However, if the per share exercise price of a vested award not assumed pursuant to this paragraph exceeds the sum of (i) and (ii), then such award would terminate without consideration. The identification of Market Leader equity awards not assumed pursuant to this paragraph would be determined by a formula set forth in the merger agreement. If the price of Trulia’s common stock decreased and the cash-out mechanic described above was triggered, Trulia would be required to pay additional cash consideration to the holders of such vested equity awards, which Trulia believes is reasonably possible based upon the historic volatility of Trulia’s common stock price and the time it may take to complete the merger. By way of example, if Trulia’s stock price decreased such that the closing measurement price would be 10%, 20% and 30% less than the volume-weighted average price of Trulia’s common stock for the 10-trading day period ending July 11, 2013 ($32.30), Trulia believes it would be required to pay cash consideration to such vested equity holders of approximately $0 (as the cash-out would not have been triggered), $0 (as the per share exercise price of the cashed-out awards would exceed the sum of (i) and (ii) above and thus terminate without consideration) and $1.6 million, respectively. The cash-out would be made in lieu of the assumption of the cashed out awards, and the cash consideration paid to the holders of such awards would be substantially equivalent to the value of the Trulia equity awards that such holders would receive if the cash-out was not effected. Accordingly, the impact on the purchase price will not be significant and the cash-out would not affect the form or amount of the merger consideration to be received by the holders of Market Leader common stock.

Adjustment to the Merger Consideration (See page 94)

As noted above, the merger agreement limits the aggregate number of shares of Trulia common stock that may be issued or are otherwise issuable in connection with the merger to the 19.9% threshold. If, following the cash-out of certain vested equity-based awards as described under the caption “Cash-Out of Certain Vested Equity-Based Awards” above, the aggregate number of shares of Trulia common stock issued or issuable in the merger (including shares of Trulia common stock issuable in respect of assumed Market Leader equity awards) would still meet or exceed the 19.9% threshold, the aggregate stock consideration would be decreased to the minimum extent necessary such that the number of shares of Trulia common stock issued or issuable in the merger (including shares of Trulia common stock issuable in respect of assumed Market Leader equity awards) would not meet or exceed the 19.9% threshold. In such event, the cash consideration will be increased by an amount equal to the product of (i) the amount of the reduction in the stock consideration multiplied by (ii) the closing measurement price. Although the adjustment will change the respective amounts of stock consideration and cash consideration you will receive in the merger, the overall value of the merger consideration as of the closing date of the merger should not be substantively changed due to the adjustment. Although as of the date of this proxy statement/prospectus, Trulia and Market Leader do not anticipate that an adjustment to the merger consideration will be necessary, a decline in the price of Trulia’s common stock could result in the adjustment being made. For example, using the equity capitalization of Trulia and Market Leader as of May 3, 2013 (the reference date for Trulia’s and Market Leader’s respective capitalization representations and warranties contained in the merger agreement) and assuming a cash-out of all of Market Leader’s vested equity awards as described above, Trulia’s stock price would need to decline to below approximately $7.68 per share before any such adjustment to the merger consideration would be effected. As of July 11, 2013, the closing price of Trulia’s common stock as reported on the NYSE was $34.22 per share. Until the merger has been consummated, holders of Market Leader’s common stock may not know the proportion of stock consideration and cash consideration they will receive in the merger.

Recommendations of the Market Leader Board of Directors (See page 105)

The Market Leader board of directors unanimously recommends that Market Leader’s shareholders vote “FOR” the merger proposal, “FOR” the approval, on a non-binding, advisory basis, of the merger-related compensation payments proposal and “FOR” the adjournment of the special meeting, if necessary to solicit additional proxies.

Market Leader’s Reasons for the Merger (See page 67)

In the course of reaching its decision to adopt the merger agreement and to recommend that Market Leader shareholders vote to approve the merger proposal, Market Leader’s board of directors consulted with its senior management, financial advisor and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others, those contained in the section entitled “The Merger—Market Leader’s Reasons for the Merger and Recommendation of the Market Leader Board of Directors.”

Opinion of GCA Savvian Advisors, LLC (See page 70)

The Board received an opinion, dated May 6, 2013, from GCA Savvian Advisors, LLC, referred to herein as “GCA Savvian”, that, as of that date and based on and subject to assumptions made, matters considered and limitations on the scope of review undertaken by GCA Savvian as set forth therein, the merger consideration was fair, from a financial point of view, to the holders of the shares of Market Leader common stock entitled to receive such consideration. The full text of GCA Savvian’s written opinion, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken by GCA Savvian in rendering its opinion is attached as Annex B to this proxy statement/prospectus. The opinion was delivered to the Market Leader board of directors and addresses only the fairness, from a financial point of view, of the merger consideration to the holders of shares of Market Leader common stock entitled to receive such consideration. The opinion does not address any other aspect of the proposed merger and does not constitute a recommendation to the Market Leader board of directors or to any other persons in respect of the proposed merger, including as to how any holder of shares of Market Leader common stock should vote or act in respect of the proposed merger.

Interests of Market Leader’s Directors and Executive Officers in the Merger (See page 79)

In considering the recommendation of the Market Leader board of directors to approve the merger proposal, Market Leader shareholders should be aware that Market Leader’s directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of shareholders generally. The Market Leader board of directors was aware of and considered these interests, among other matters, in adopting the merger agreement and approving the merger, and in recommending that the merger agreement be approved by shareholders. These interests include accelerated vesting of certain outstanding Market Leader equity awards held by directors and one executive officer of Market Leader in connection with the merger, certain cash payments payable to Market Leader executive officers in the event of a qualifying termination of employment following consummation of the merger, continued employment of executive officers following the merger, and the continued indemnification and for a period of six years following the closing of the merger insurance coverage of directors and executive officers.

Voting Agreements (See page 112)

In connection with entering into the merger agreement, Trulia and each of the directors and executive officers of Market Leader and their respective permitted transferees, as applicable, in their individual capacities, each of whom are referred to herein as a supporting shareholder, entered into voting agreements pursuant to which the supporting shareholders agreed to, among other things, vote their shares of Market Leader common stock (i) in favor of the merger proposal and (ii) against approval of any proposal made in opposition to, in competition with, or inconsistent with, the merger agreement or the merger or any other transactions contemplated by the merger agreement. In addition, the supporting shareholders agreed not to directly or indirectly transfer their respective shares of Market Leader common stock during the term of the voting agreement. The voting agreements may not be terminated by the supporting shareholders even if the Market Leader board of directors has withdrawn or changed its recommendation in favor of the transaction with Trulia and, in such instances, the supporting shareholders would be required to vote to approve the merger proposal. As of the record date, the supporting shareholders as a group owned and were entitled to vote 3,014,354 shares of Market Leader common stock, or approximately 11% of the shares of Market Leader common stock on that date.

Regulatory Approvals Required for the Merger (See page 88)

The merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to herein as the HSR Act. Under the HSR Act, and the rules that have been promulgated under the HSR Act, acquisitions of a sufficient size may not be completed unless information has been furnished to the Antitrust Division of the U.S. Department of Justice, which is referred to herein as the DOJ, and to the U.S. Federal Trade Commission, which is referred to herein as the FTC, and applicable waiting period requirements have been satisfied or early termination of the waiting period has been granted. Both Trulia and Market Leader filed the required notification and report forms on May 14, 2013, commencing the 30-calendar day waiting period that would have expired on June 13, 2013. On May 24, 2013, Trulia and Market Leader received notification from the FTC of early termination of the waiting period.

Litigation Relating to the Merger (See page 89)

In connection with the Merger, three purported class action lawsuits brought on behalf of all Market Leader shareholders were filed in King County Superior Court: Bruce Lynn v. Market Leader, et al., No. 13-2-20796-6, filed May 23, 2013; Arjun Reddy v. Morris, et al., No. 13-2-21115-7, filed May 29, 2013; and Jamason v. Market Leader, et al., No. 13-2-21190-4, filed May 29, 2013. The complaints in the three pending lawsuits are similar. Each complaint names Market Leader, all of the members of Market Leader’s board of directors, Trulia, and Mariner Acquisition Corp. as defendants. The complaints allege, among other things, that Market Leader’s board of directors breached its fiduciary duties to its shareholders by failing to maximize shareholder value or to engage in a fair sale process before approving the proposed acquisition of Market Leader by Trulia. The complaints further allege that Market Leader, Trulia and Mariner Acquisition Corp. aided and abetted the Market Leader board of directors in its breaches of fiduciary duty. The plaintiffs seek relief that includes an injunction prohibiting the consummation of the Merger, rescission to the extent the Merger terms have already been implemented, damages for the breaches of fiduciary duty, and payment of plaintiffs’ attorneys’ fees and costs. Market Leader and its board of directors believe that these allegations are without merit and intend to defend the lawsuits vigorously. There can be no assurance, however, with regard to the outcome of these lawsuits.

Dissenters’ Rights (See page 149)

Market Leader shareholders who do not vote in favor of the approval of the merger agreement and follow certain procedural steps will be entitled to dissenters’ rights under chapter 23B.13 of the WBCA, provided they take the steps required to perfect their rights under chapter 23B.13 of the WBCA.

The Merger Agreement (See page 91)

A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus. You are encouraged to read the entire merger agreement carefully because it is the principal legal document governing the merger.

Conditions to Completion of the Merger (See page 107)

Mutual Conditions

Each party’s obligation to complete the merger are subject to the satisfaction or waiver of certain conditions, including:

•

the effectiveness of the registration statement of which this proxy statement/prospectus is a part under the Securities Act and the absence of any stop order or proceedings initiated or threatened in writing by the SEC for that purpose;

•	the approval of the merger proposal by Market Leader shareholders;

•	the expiration or termination of all applicable waiting periods under the HSR Act;

•	the approval of the listing of the Trulia common stock to be issued in the merger on the NYSE, subject to official notice of issuance; and

•	the absence of any order, or the threat thereof, or any law, that has the effect of making the merger illegal or otherwise prevents the consummation of the merger.

Conditions to the Obligations of Trulia and Merger Sub

The obligations of Trulia and Merger Sub to complete the merger are subject to the satisfaction or waiver of certain additional conditions, including:

•	the accuracy of the representations and warranties made by Market Leader in the merger agreement to varying standards depending on the representation or warranty;

•	Market Leader’s performance, in all material respects, of all of its obligations set forth in the merger agreement;

•	no material adverse effect with respect to Market Leader shall exist;

•

the absence of pending or overtly threatened legal proceedings brought by a governmental authority that seeks to restrain or prohibit the completion of any of the transactions contemplated by the merger agreement or the voting agreements, seeks to impose any antitrust restraints (as defined in “The Merger Agreement—Covenants—Reasonable Best Efforts to Complete the Merger”) or if adversely determined, would reasonably be likely to have a material adverse effect on Market Leader or Trulia;

•

all applicable waiting periods and all approvals under all antitrust laws will have expired, been terminated or obtained and all other approvals that are necessary to consummate the transactions contemplated by the merger agreement will have been obtained; and

•

holders of no more than 5% of the outstanding shares of Market Leader capital stock will have exercised, or notified the parties of an intent to exercise, statutory rights of dissent under Washington law.

Conditions to the Obligations of Market Leader

The obligations of Market Leader to complete the merger are subject to the satisfaction or waiver of certain additional conditions, including:

•	the accuracy of the representations and warranties made by Trulia in the merger agreement to varying standards depending on the representation or warranty;

•	Trulia’s performance, in all material respects, of all of its obligations set forth in the merger agreement; and

•	there having been no material adverse effect with respect to Trulia.

Prohibitions on Market Leader from Soliciting Other Offers (See page 102)

The merger agreement contains “no shop” provisions that, subject to certain exceptions, restrict Market Leader’s ability to solicit, initiate, encourage, facilitate or induce the making of competing third-party proposals to acquire all or a significant part of Market Leader and require Market Leader to provide Trulia with certain information relating to any such proposals received by Market Leader. In addition, Trulia generally has an opportunity to offer to modify the terms of the proposed merger in response to any competing acquisition proposal that may be made before the Market Leader board of directors may withdraw or change its recommendation to the Market Leader shareholders in favor of the proposed merger. Further, Market Leader cannot terminate the merger agreement even if the Market Leader board of directors has withdrawn or changed its recommendation in favor of the transaction with Trulia and, in such instances, Trulia can require Market Leader to hold the special meeting to vote upon the merger proposal.

Termination of the Merger Agreement (See page 109)

Mutual Termination Rights

Trulia and Market Leader may terminate the merger agreement by mutual written consent.

Either Trulia or Market Leader may also terminate the merger agreement if:

•

the merger has not been completed by October 31, 2013, provided that such right to terminate will not be available to any party whose action or failure to act has been the principal cause of or principally resulted in any of the conditions to the merger having failed to be satisfied on or before such date, and such action or failure to act constitutes a material breach of the merger agreement;

•	there is a final and nonappealable order or law that has the effect of making the merger illegal or otherwise prevents the consummation of the merger; or

•

Market Leader fails to obtain the requisite shareholder approval of the merger proposal at the special meeting (including any adjournments and postponements thereof at which a vote was taken on the merger proposal).

Trulia’s Termination Rights

Trulia may also terminate the merger agreement if:

•

Market Leader breaches its representations or warranties or fails to perform any covenant or obligation in such a way that would cause the failure of the closing conditions relating thereto, and in the case of a breach of a representation or warranty, such breach is not curable, or cured within 30 days following notice thereof, through the exercise of reasonable efforts;

•	a material adverse effect with respect to Market Leader exists;

•	Market Leader breaches its obligations under the merger agreement related to non-solicitation of an alternative acquisition proposal, convening the special meeting or a change in board recommendation;

•	the Market Leader board of directors makes a board recommendation change or notifies Trulia of its intent to make a board recommendation change;

•	the Market Leader board of directors approves or recommends any alternative acquisition proposal or alternative acquisition transaction;

•

Market Leader enters into an agreement, memorandum of understanding or letter of intent agreeing to or accepting an acquisition proposal or acquisition transaction (other than certain excluded confidentiality agreements);

•

a tender or exchange offer relating to Market Leader common stock is commenced by a third party and Market Leader does not, within 10 business days, publicly reaffirm the Market Leader board of directors’ recommendation in favor of the merger proposal and recommend rejection of the tender or exchange offer; or

•	the Market Leader board of directors fails to publicly reaffirm its recommendation in favor of the merger proposal with Trulia within 10 business days after Trulia’s request to do so.

Market Leader’s Termination Rights

Market Leader may also terminate the merger agreement if Trulia or Merger Sub breaches its representations or warranties or fails to perform any covenant or obligation in such a way that would cause the failure of the closing conditions relating thereto, and in the case of a breach of a representation or warranty, such breach is not curable, or cured within 30 days following notice thereof, through the exercise of reasonable efforts.

Market Leader cannot terminate the merger agreement even if the Market Leader board of directors has withdrawn or changed its recommendation in favor of the transaction with Trulia and, in such instances, Trulia can require Market Leader to hold the special meeting to vote upon the approval of the merger proposal.

Expenses and Termination Fees (See page 110)

Market Leader has agreed to reimburse Trulia for its out-of-pocket fees and expenses of up to $1.0 million if the merger agreement is terminated because Market Leader fails to obtain the requisite shareholder approval of the merger proposal and, prior to the termination of the merger agreement, an acquisition proposal has been publicly announced or has become publicly known, or has been communicated or otherwise made known to Market Leader.

Market Leader has also agreed pay Trulia a termination fee of $15.0 million (less any of Trulia’s expenses paid by Market Leader, as described above), if any one of the following events occur:

•

the merger agreement is terminated by Trulia for any of the following reasons (i) Market Leader breaches its obligations under the merger agreement related to non-solicitation, convening the special meeting or a change in board recommendation; (ii) the Market Leader board of directors makes a board recommendation change or notifies Trulia of its intent to make a board recommendation change; (iii) the Market Leader board of directors approves or recommends any alternative acquisition proposal or acquisition transaction; (iv) Market Leader enters into an agreement or arrangement to discuss or negotiate an alternative acquisition proposal or acquisition transaction (other than certain excluded confidentiality agreements); (vi) a tender or exchange offer relating to Market Leader common stock is commenced and Market Leader does not, within 10 business days, publicly reaffirm the Market Leader board of directors’ recommendation in favor of the merger proposal and recommend rejection of the tender or exchange offer; or (vii) the Market Leader board of directors fails to publicly reaffirm its recommendation in favor of the merger proposal with Trulia within 10 business days after Trulia’s request; or

•

(i) the merger agreement is terminated because the merger has not been completed by October 31, 2013, (ii) prior to the termination of the merger agreement, an acquisition proposal is publicly announced or becomes publicly known, or has been communicated or otherwise made known to Market Leader’s board of directors and (iii) within twelve (12) months following the termination of the merger agreement, either an acquisition transaction with a third party is consummated or Market Leader enters into a letter of intent, memorandum of understanding or other contract providing for an acquisition transaction with a third party; or

•

(i) the merger agreement is terminated because Market Leader fails to obtain the requisite shareholder approval of the merger proposal at the special meeting, (ii) prior to the termination of the merger agreement, an acquisition proposal with a third party is publicly announced or becomes publicly known, or has been communicated or otherwise made known to Market Leader’s board of directors and (iii) within twelve (12) months following the termination of the merger agreement, either an acquisition transaction with a third party is consummated or Market Leader enters into a letter of intent, memorandum of understanding or other contract providing for an acquisition transaction with a third party; or

•

(i) the merger agreement is terminated because Market Leader breaches its representations or warranties or fails to perform any covenant or obligation in such a way that would cause the failure of the closing conditions relating thereto, and in the case of a breach of a representation or warranty, such breach is not curable, or cured within 30 days following notice thereof, through the exercise of reasonable efforts; (ii) prior to the breach or inaccuracy that forms the basis for the termination, an acquisition proposal is publicly announced or becomes publicly known, or has been communicated or otherwise made known to Market Leader’s board of directors and (iii) within twelve (12) months following the termination of the merger agreement, either an acquisition transaction is consummated or Market Leader enters into a letter of intent, memorandum of understanding or other contract providing for an acquisition transaction.

For purposes of determining termination fees, the term acquisition proposal will have the definition set forth under the section entitled “The Merger Agreement—Limitation on the Solicitation, Negotiation and Discussion of Other Acquisition Proposals by Market Leader,” except that all references to 15% and 85% in such definition should instead be references to 50%.

Ownership of Trulia After the Merger

Based on the number Market Leader shares of common stock outstanding as of July 15, 2013, Trulia expects to issue approximately 4,246,867 million shares of its common stock to Market Leader shareholders in the merger. The actual number of shares of Trulia common stock to be issued in the merger will be determined at the completion of the merger based on the number of Market Leader shares outstanding at the time of the consummation of the merger, subject to adjustment as described herein. Immediately after the consummation of the merger, and based on the number of shares of Trulia common stock outstanding as of June 30, 2013, it is expected that former Market Leader shareholders will own approximately 11.6% of the 36,532,392 shares of Trulia common stock then outstanding.

Directors and Management After the Merger (See page 86)

Upon completion of the merger, the board of directors and executive officers of Trulia are expected to remain unchanged, except that it is anticipated that Ian Morris, Market Leader’s Chief Executive Officer, will become an executive officer of Trulia.

Material U.S. Federal Income Tax Consequences of the Merger (See page 86)

The receipt of the merger consideration in exchange for Market Leader common stock pursuant to the merger will be a taxable transaction for United States federal income tax purposes.

In general, a United States holder who receives merger consideration in exchange for shares of Market Leader common stock pursuant to the merger will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between (1) the sum of the fair market value of Trulia common stock received as of the effective time of the merger and the amount of cash received and (2) the holder’s aggregate adjusted tax basis in the shares of Market Leader common stock exchanged for the merger consideration.

Tax matters are very complicated, and the tax consequences of the merger to a particular Market Leader shareholder will depend in part on such shareholder’s circumstances. Accordingly, you should consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws.

Accounting Treatment (See page 88)

In accordance with accounting principles generally accepted in the United States, Trulia will account for the merger using the acquisition method of accounting for business combinations.

Procedure for Receiving the Merger Consideration

Trulia has appointed Computershare Trust Company, N.A., as its exchange agent, to coordinate the payment of the cash and stock merger consideration following the merger. If you own shares of Market Leader common stock that are held in “street name” by your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee as to how to surrender your “street name” shares and receive cash and stock for those shares. If you hold certificated shares, the exchange agent will send you written instructions for surrendering your certificates and obtaining the cash and stock merger consideration at or about the date on which Market Leader completes the merger. Do not send in your share certificates now.

Comparison of Trulia and Market Leader Shareholder Rights (See page 132)

The rights of Trulia shareholders are currently governed by the Delaware General Corporation Law, which is referred to herein as the DGCL, and the certificate of incorporation and by-laws of Trulia. The rights of Market Leader shareholders are currently governed by the Washington Business Corporations Act, which is referred to herein as the WBCA, and the articles of incorporation and by-laws of Market Leader. Upon completion of the merger, Market Leader shareholders will become Trulia shareholders. Accordingly, Market Leader shareholders will have different rights as shareholders of Trulia than as shareholders of Market Leader, because the DGCL and the certificate of incorporation and by-laws of Trulia contain provisions that are different from the provisions contained in the WBCA and the articles of incorporation and by-laws of Market Leader.

Proposal to Approve the Merger-Related Compensation for Named Executive Officers (See page 238)

As required by Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, which were enacted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, Market Leader is required to submit a proposal to Market Leader shareholders for a non-binding, advisory vote to approve the payment of certain compensation to the named executive officers of Market Leader that is based on or otherwise relates to the merger. This proposal, commonly known as “say-on-golden parachute” vote and which is referred to herein as the merger-related compensation payments proposal, gives Market Leader shareholders the opportunity to express their views on the compensation that Market Leader’s named executive officers may be entitled to receive that is based on or otherwise relates to the merger.

Risk Factors (See page 27)

The merger (including the possibility that the merger may not be consummated) poses a number of risks to Market Leader shareholders. In addition, Market Leader shareholders will be receiving shares of Trulia common stock in the merger. Trulia is subject to various risks associated with its business and a number of risks exist with respect to an investment in Trulia common stock.

TRULIA SELECTED HISTORICAL FINANCIAL AND OTHER DATA

The following selected statement of operations data for the years ended December 31, 2010, 2011, and 2012 and the balance sheet data as of December 31, 2011 and 2012 have been derived from Trulia’s audited financial statements included elsewhere in this proxy statement/prospectus. The selected statement of operations data in the three months ended March 31, 2012 and 2013 and the balance sheet data as of March 31, 2013 have been derived from Trulia’s unaudited interim financial statements included elsewhere in this proxy statement/prospectus. The selected statement of operations data for the years ended December 31, 2008 and 2009 and the balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from Trulia’s financial statements which are not included in this proxy statement/prospectus. The unaudited interim financial statements reflect, in the opinion of management, all adjustments, of a normal, recurring nature that are necessary for the fair presentation of the financial statements. Trulia’s historical results are not necessarily indicative of the results that may be expected in the future and the results in the three months ended March 31, 2013 are not necessarily indicative of results to be expected for the full year or any other period. You should read the following selected historical financial and other data below in conjunction with the section titled “Trulia Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Trulia’s financial statements and related notes included elsewhere in this proxy statement/prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2008	2009	2010	2011	2012	2012	2013
	(In thousands, except share and per share data)
Statement of Operations Data:
Revenue	$8,066	$10,338	$19,785	$38,518	$68,085	$12,162	$24,002
Cost and operating expenses: (1)
Cost of revenue (exclusive of amortization) (2)	2,680	2,855	3,657	5,795	9,999	2,205	3,181
Technology and development	5,202	7,056	8,803	14,650	20,199	4,646	4,897
Sales and marketing	5,194	5,532	8,638	17,717	33,747	6,075	12,293
General and administrative	3,143	1,912	2,501	6,123	13,659	2,971	5,172

Total cost and operating expenses	16,219	17,355	23,599	44,285	77,604	15,897	25,543
Loss from operations	(8,153)	(7,017)	(3,814)	(5,767)	(9,519)	(3,735)	(1,541)
Interest income	298	55	15	17	50	3	26
Interest expense	(11)	(21)	(39)	(389)	(1,016)	(252)	(236)
Change in fair value of warrant liability	—	—	—	(16)	(369)	(216)	—

Loss before provision for income taxes	(7,866)	(6,983)	(3,838)	(6,155)	(10,854)	(4,200)	(1,751)
Provision for income taxes	—	—	—	—	(67)	—	(231)

Net loss attributable to common shareholders	$(7,866)	$(6,983)	$(3,838)	$(6,155)	$(10,921)	$(4,200)	$(1,982)

Net loss per share attributable to common shareholders, basic and diluted (3)	$(1.40)	$(1.21)	$(0.64)	$(0.92)	$(0.87)	$(0.61)	$(0.07)

Weighted average shares used in computing net loss per share attributable to common shareholders, basic and diluted (3)	5,606,337	5,752,478	6,016,550	6,657,045	12,538,769	6,882,065	28,427,025

Other Financial Information:
Adjusted EBITDA (4)	$(6,890)	$(5,857)	$(2,497)	$(1,787)	$(3,364)	$(2,473)	$1,211

(1)	Stock-based compensation was allocated as follows:

	Year Ended December 31,					Three Months Ended March 31,
	2008	2009	2010	2011	2012	2012	2013
	(In thousands)
Cost of revenue	$22	$10	$8	$11	$32	$5	$41
Technology and development	166	177	176	482	930	192	411
Sales and marketing	119	105	97	183	398	55	337
General and administrative	446	13	73	808	1,210	213	603

Total stock-based compensation	$753	$305	$354	$1,484	$2,570	$465	$1,392

(2) Amortization of product development costs were included in technology and development as follows:	$321	$179	$366	$708	$1,108	$274	$199

(3)

See Note 11 to Trulia’s audited financial statements for an explanation of the method used to calculate basic and diluted net loss per share attributable to common shareholders and the weighted average number of shares used in the computation of the per share amounts.

(4)

See “—Non-GAAP Financial Measures” for more information and a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States, or GAAP.

	As of December 31,					As of March 31,
	2008	2009	2010	2011	2012	2012	2013
	(In thousands)
Condensed Balance Sheet Data:
Cash and cash equivalents and short-term investments	$14,012	$7,587	$4,395	$11,341	$100,017	$11,523	$214,336
Working capital (deficit)	14,137	6,881	(132)	4,165	82,632	(323)	194,593
Property and equipment, net	1,131	847	3,465	5,548	7,069	5,630	8,294
Total assets	16,843	11,162	15,710	24,195	118,964	24,519	235,726
Deferred revenue	212	546	1,810	4,827	13,296	7,018	14,814
Total indebtedness	640	517	1,955	9,592	9,759	9,637	9,795
Preferred stock warrant liability	—	—	—	297	—	513	—
Total shareholders’ equity (deficit)	14,912	8,262	7,142	3,039	86,534	(435)	200,320

Non-GAAP Financial Measures

Adjusted EBITDA is a financial measure that is not calculated in accordance with generally accepted accounting principles in the United States, or GAAP. Trulia defines Adjusted EBITDA as net loss adjusted to exclude interest income, interest expense, taxes, depreciation and amortization, change in the fair value of our warrant liability and stock-based compensation. Below, Trulia has provided a reconciliation of Adjusted EBITDA to its net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to net loss or any other measure of financial performance calculated and presented in accordance with GAAP. Trulia’s Adjusted EBITDA may not be comparable to similarly titled measures of other organizations because other organizations may not calculate Adjusted EBITDA in the same manner as Trulia calculates the measure.

Trulia includes Adjusted EBITDA in this proxy statement/prospectus because it is an important measure upon which our management assesses its operating performance. Trulia uses Adjusted EBITDA as a key performance measure because Trulia believes it facilitates operating performance comparisons from period to period by excluding potential differences primarily caused by variations in capital structures, tax positions, the impact of depreciation and amortization expense on its fixed assets, changes related to the fair value remeasurements of its preferred stock warrant, and the impact of stock-based compensation expense. Because Adjusted EBITDA facilitates internal comparisons of Trulia’s historical operating performance on a more consistent basis, Trulia also uses Adjusted EBITDA for business planning purposes, to incentivize and compensate our management personnel, and in evaluating acquisition opportunities. In addition, Trulia believes

Adjusted EBITDA and similar measures are widely used by investors, securities analysts, ratings agencies, and other parties in evaluating companies in Trulia’s industry as a measure of financial performance and debt-service capabilities.

Trulia’s use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect Trulia’s cash expenditures for capital equipment or other contractual commitments;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect capital expenditure requirements for such replacements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, Trulia’s working capital needs;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on Trulia’s indebtedness; and

•	Other companies, including companies in Trulia’s industry, may calculate Adjusted EBITDA measures differently, which reduces their usefulness as a comparative measure.

In evaluating Adjusted EBITDA, you should be aware that in the future Trulia will incur expenses similar to the adjustments in this presentation. Trulia’s presentation of Adjusted EBITDA should not be construed as an inference that Trulia’s future results will be unaffected by these expenses or any unusual or non-recurring items. When evaluating our performance, you should consider Adjusted EBITDA alongside other financial performance measures, including Trulia’s net loss and other GAAP results.

The following table presents a reconciliation of Adjusted EBITDA to Trulia’s net loss, the most comparable GAAP measure, for each of the periods indicated:

	Year Ended December 31,					Three Months Ended March 31,
	2008	2009	2010	2011	2012	2012	2013
	(In thousands)
Net loss attributable to common shareholders	$(7,866)	$(6,983)	$(3,838)	$(6,155)	$(10,921)	$(4,200)	$(1,982)
Non-GAAP adjustments:
Interest income	(298)	(55)	(15)	(17)	(50)	(3)	(26)
Interest expense	11	21	39	389	1,016	252	236
Depreciation and amortization	510	855	963	2,496	3,585	797	1,360
Change in fair value of warrant liability	—	—	—	16	369	216	—
Stock-based compensation	753	305	354	1,484	2,570	465	1,392
Provision for income taxes	—	—	—	—	(67)	—	231

Adjusted EBITDA	$(6,890)	$(5,857)	$(2,497)	$(1,787)	$(3,364)	$(2,473)	$1,211

MARKET LEADER SELECTED HISTORICAL FINANCIAL DATA

The selected consolidated financial data presented below under the captions “Consolidated Statements of Operations Data” and “Consolidated Balance Sheet Data” for the years ended December 31, 2012 and 2011 and as of December 31, 2012 and 2011 are derived from Market Leader’s audited consolidated financial statements contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference in this proxy statement/prospectus. The selected consolidated financial data for the years ended December 31, 2010, 2009 and 2008 and as of December 31, 2010, 2009, and 2008 are derived from Market Leader’s audited consolidated financial statements for such years, which have not been included in, or incorporated by reference into, this proxy statement/prospectus. The selected consolidated financial data should be read in conjunction with Market Leader’s consolidated financial statements for the respective periods, the related notes, and the related reports of KPMG LLP, an independent registered public accounting firm.

The consolidated statement of operations data for the three months ended March 31, 2013 and 2012, and the consolidated balance sheet data as of March 31, 2013 have been derived from Market Leader’s unaudited condensed consolidated financial statements contained in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, which is incorporated by reference in this proxy statement/prospectus. The balance sheet data as of March 31, 2012 has been derived from Market Leader’s unaudited condensed consolidated financial statements for such period, which have not been included in, or incorporated by reference into, this proxy statement/prospectus. These financial statements are unaudited, but, in the opinion of Market Leader’s management, contain all adjustments necessary to present fairly Market Leader’s consolidated financial position, results of operations, and cash flows for the periods indicated.

You should read this selected consolidated financial data together with the financial statements of Market Leader and the accompanying notes and management’s discussion and analysis of financial condition and results of operations of Market Leader contained in Market Leader’s Annual Report on Form 10-K for the year ended December 31, 2012 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, each of which is incorporated by reference in this proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”

Consolidated Statements of Operations Data

	Year Ended December 31,					Three Months Ended March 31,
	2008	2009	2010	2011	2012	2012	2013
	(In thousands, except share and per share data)					(unaudited)
Statement of Operations Data:
Revenues	$38,386	$23,935	$24,430	$34,025	$44,988	$10,186	$12,924
Expenses:
Sales and marketing (1)	24,978	19,297	23,908	27,757	28,989	7,028	8,845
Technology and product development (1)	6,409	5,114	5,358	8,209	9,713	2,339	2,942
General and administrative (1)	9,245	6,915	5,920	6,840	7,828	1,855	2,303
Depreciation and amortization of property and equipment	4,046	2,837	2,522	2,537	2,901	644	827
Amortization of intangible assets	1,929	1,922	1,772	1,788	3,319	823	787
Loss on asset disposition	—	—	—	174	—	—	—
Contract termination charge	—	—	—	1,450	—	—	—
Gain on sale of fixed assets	(791)	—	—	—	—	—	—
Impairment of goodwill	4,883	—	—	—	—	—	—

Total expenses	50,699	36,085	39,480	48,755	52,750	12,689	15,704

	Year Ended December 31,					Three Months Ended March 31,
	2008	2009	2010	2011	2012	2012	2013
	(In thousands, except share and per share data)					(unaudited)
Loss from operations	(12,331)	(12,150)	(15,050)	(14,730)	(7,762)	(2,503)	(2,780)
Equity in loss of unconsolidated subsidiary	(2,004)	(244)	(254)	—	—	—	—
Gain on valuation of investment in subsidiary	—	—	750	—	—	—	—
Interest income, net	1,225	241	202	60	32	9	6

Loss before provision for income taxes	(13,110)	(12,153)	(14,352)	(14,670)	(7,730)	(2,494)	(2,774)
Provision for income taxes	9	(4,782)	10	(27)	54	28	7

Net loss	(13,119)	(7,371)	(14,362)	(14,643)	(7,784)	(2,522)	(2,781)
Net loss attributable to noncontrolling interest	$—	$—	$(79)	$(398)	$—	$—	$—

Net loss attributable to Market Leader	$(13,119)	$(7,371)	$(14,283)	$(14,245)	$(7,784)	$(2,522)	$(2,781)

Net loss per share – basic and diluted	(0.54)	(0.30)	(0.58)	(0.56)	(0.30)	(0.10)	(0.10)

Number of shares used in per share calculations	24,293	24,189	24,661	25,222	25,944	25,447	26,734

(1)	Stock-based compensation is included in the expense line items above in the following amounts:

	Year Ended December 31,					Three Months Ended March 31,
	2008	2009	2010	2011	2012	2012	2013
	(In thousands, except share and per share data)					(unaudited)
Sales and marketing (1)	970	714	529	680	1,639	355	373
Technology and product development (1)	200	109	193	180	345	50	438
General and administrative (1)	2,155	1,540	1,083	639	1,265	228	558

	3,325	2,363	1,805	1,499	3,249	633	1,369

Consolidated Balance Sheet Data

	As of December 31,					As of March 31,
	2008	2009	2010	2011	2012	2012	2013
	(In thousands)					(unaudited)
Balance Sheet Data:
Cash and cash equivalents and short-term investments	$58,648	$51,433	$45,315	$23,099	$22,199	$20,638	$21,989
Working capital	55,932	53,469	41,722	18,332	17,382	16,793	17,128
Property and equipment, net	4,452	4,472	3,856	4,507	5,486	5,060	5,764
Total assets	69,424	64,387	53,730	42,691	39,071	39,588	38,783
Deferred revenue	374	405	517	1,056	1,126	1,303	1,070
Stock appreciation liability	—	—	—	45	1,044	177	1,917
Total liabilities	4,580	4,594	5,399	7,573	7,770	6,290	9,067
Total shareholders’ equity and noncontrolling interest	64,844	59,793	48,331	35,118	31,301	33,298	29,716

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following selected unaudited pro forma condensed combined financial data was prepared using the acquisition method of accounting with Trulia as the accounting acquirer. The selected unaudited pro forma condensed combined balance sheet data assume the merger of Trulia and Market Leader took place on March 31, 2013. The selected unaudited pro forma condensed combined statement of operations data assume the merger of Trulia and Market Leader took place on January 1, 2012.

The following selected unaudited pro forma condensed combined financial information is for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods. Future results may vary significantly from the results reflected because of various factors, including those discussed in the Section entitled “Risk Factors.” The following selected unaudited pro forma condensed combined financial information should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” and related notes included in this proxy statement/prospectus.

Selected Unaudited Pro Forma Condensed Combined Statements of Operations Data:	Three Months Ended March 31, 2013	Year Ended December 31, 2012
Operating revenue	$36,926	$113,073
Operating expenses	47,444	155,260
Operating loss	(10,518)	(42,187)
Loss before provision for income taxes	(10,722)	(43,490)
Net loss	(10,960)	(37,271)
Earnings per share:
Basic	(0.34)	(2.23)
Diluted	(0.34)	(2.23)

Selected Unaudited Pro Forma Condensed Combined Balance Sheet Data:	Three Months Ended March 31, 2013
Cash and cash equivalents	$63,047
Working capital	44,519
Total assets	480,447
Long-term liabilities	59,093
Stockholders’ equity	375,155

CERTAIN HISTORICAL AND PRO FORMA PER SHARE INFORMATION

The following tables for the year ended December 31, 2012 and the three month period ended March 31, 2013 summarize selected unaudited per share data for (i) Trulia and Market Leader on an historical basis, (ii) Trulia on a pro forma combined basis giving effect to the merger using the acquisition method of accounting and (iii) Market Leader on a pro forma equivalent basis based on the exchange ratio of 0.1553 of a share of Trulia common stock per share of Market Leader common stock, excluding the benefit to Market Leader shareholders of the cash component of the merger consideration. It has been assumed for purposes of the pro forma combined financial information provided below that the merger was completed on January 1, 2012 for earnings per share purposes, and on December 31, 2012 for book value per share purposes.

The unaudited pro forma per share data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been consummated at the beginning of the earliest period presented, nor is it necessarily indicative of future operating results or financial position. The pro forma adjustments are estimates based upon information and assumptions available at the time of the filing of this proxy statement/prospectus. Neither Trulia nor Market Leader declared any cash dividends related to their respective common stock during the periods presented.

The following information should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” and related notes included in this proxy statement/prospectus.

Year Ended December 31, 2012

	Trulia		Market Leader
	Historical	Pro Forma Combined	Historical	Pro Forma Equivalent(1)
Loss per share(2)
Basic	$(0.87)	$(2.23)	$(0.30)	$(0.05)
Diluted	$(0.87)	$(2.23)	$(0.30)	$(0.05)
Book value per share of common stock(3)	$3.14	$11.81	$1.18	$0.18

Three Months Ended March 31, 2013

	Trulia		Market Leader
	Historical	Pro Forma Combined	Historical	Pro Forma Equivalent(1)
Loss per share(2)
Basic	$(0.87)	$(0.34)	$(0.10)	$(0.02)
Diluted	$(0.87)	$(0.34)	$(0.10)	$(0.02)
Book value per share of common stock(3)	$6.24	$10.34	$1.10	$0.17

(1)	Market Leader pro forma equivalent amounts are calculated by multiplying Market Leader’s historical per share amounts by the exchange ratio of 0.1553. Does not reflect the $6.00 cash component of the merger consideration.
(2)	The Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2012 and the three months ended March 31, 2013, as applicable, was prepared by combining Trulia’s historical consolidated statement of operations and Market Leader’s historical consolidated statement of operations adjusted to give effect to pro forma events that are (a) directly attributable to the merger, (b) factually supportable and (c) expected to have a continuing effect on combined results.
(3)	Historical book value per share is computed by dividing common shareholders’ equity by the number of Trulia or Market Leader common stock outstanding, as applicable. Pro forma combined book value per share is computed by dividing pro forma common shareholders’ equity by the pro forma number of shares of Trulia common stock that would have been outstanding as of December 31, 2012 or March 31, 2013, as applicable.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Trulia common stock is listed and traded on the NYSE under the symbol “TRLA,” and Market Leader common stock is listed and traded on the Nasdaq Global Select Market under the symbol “LEDR.” The following table sets forth, for the respective periods of Trulia and Market Leader indicated, the high and low sale prices per share of Trulia common stock and Market Leader common stock.

	Trulia			Market Leader
	High	Low	Dividend	High	Low	Dividend
Year Ended December 31, 2013
Third Quarter (through July 12, 2013)	$34.92	$30.81	—	$11.32	$10.71	—
Second Quarter	$35.33	$27.52	—	$11.12	$8.30	—
First Quarter	$38.22	$16.50	—	$9.01	$6.28	—
Year Ended December 31, 2012
Fourth Quarter	$23.88	$14.69	—	$7.09	$5.43	—
Third Quarter(1)	$26.57	$20.44	—	$7.16	$4.35	—
Second Quarter	—	—	—	$5.08	$3.51	—
First Quarter	—	—	—	$3.99	$2.40	—
Year Ended December 31, 2011
Fourth Quarter	—	—	—	$3.02	$1.94	—
Third quarter	—	—	—	$2.40	$1.90	—
Second quarter	—	—	—	$2.55	$1.89	—
First quarter	—	—	—	$3.00	$1.75	—

(1)	Trulia’s stock commenced trading on the NYSE on September 20, 2012.

The following table sets forth the closing sale prices per share of Trulia common stock and Market Leader common stock as of May 7, 2013, the last trading day prior to the public announcement of the proposed merger, and as of July 12, 2013 the most recent practicable trading day prior to the date of this proxy statement/prospectus. The table also sets forth the implied value of the merger consideration proposed for each share of Market Leader common stock as of the same two dates. This implied value was calculated by multiplying the closing sale price of Trulia common stock on the relevant date by the exchange ratio of the stock consideration of 0.1553 and adding the per share cash consideration, or $6.00 per share.

	Trulia Common Stock	Market Leader Common Stock	Implied Value of Market Leader Common Stock
May 7, 2013	$34.34	$9.61	$11.33
July 12, 2013	$34.92	$11.32	$11.42

The market prices of shares of Market Leader common stock and Trulia common stock are subject to fluctuation. As a result, you are urged to obtain current market quotations.

Dividend Policy

Trulia has never declared or paid cash dividends on its common stock. Trulia currently intends to retain all future earnings for the operation and expansion of its business. Trulia does not anticipate declaring or paying cash dividends on its common stock in the foreseeable future. Any payment of cash dividends on its common stock will be at the discretion of Trulia’s board of directors and will depend upon its operating results, earnings, capital requirements, contractual restrictions and other factors deemed relevant by Trulia’s board of directors. In addition, Trulia’s current credit facility prohibits Trulia from paying any cash dividends without the lenders’ consent.

Market Leader has never declared or paid any cash dividends on its common stock. Any future payment of cash dividends on Market Leader common stock will be at the discretion of the Market Leader’s board of directors and will depend upon Market Leader’s operating results, earnings, capital requirements, contractual restrictions and other factors deemed relevant by the Market Leader board of directors. The merger agreement restricts the ability of Market Leader to declare or pay dividends.

RISK FACTORS

In addition to the other information included or incorporated by reference in this proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements”, you should carefully consider the following risks described below in evaluating whether to vote to approve the merger proposal. In addition, you should read and consider the risks associated with the businesses of each of Trulia and Market Leader because these risks will also affect the combined company. For Trulia, a description of these risks can be found in Trulia’s Quarterly Report on Form 10-Q for the three months ended March 31, 2013, filed with the SEC on May 13, 2013. For Market Leader, a description of these risks can be found in Market Leader’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as updated by any subsequent Quarterly Reports of Market Leader on Form 10-Q, each of which is filed with the SEC and incorporated by reference into this proxy statement/prospectus. You should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.”

Risks Related to the Merger

Market Leader shareholders will not know the value of the merger consideration they will receive until the closing because the market price of Trulia common stock fluctuates.

The number of shares of Trulia common stock to be received by holders of Market Leader common stock in the merger as part of the merger consideration has been fixed at 0.1553 of a share of Trulia common stock for each share of Market Leader common stock. Trulia’s common stock is actively traded on the NYSE and, therefore, the implied value of the merger consideration changes along with changes in Trulia’s stock price. Accordingly, at the time of the Market Leader special meeting, Market Leader shareholders will not know what the value of Trulia’s common stock will be at the effective time of the merger and, therefore, they will not be able to calculate the market value of the Trulia common stock issued as stock consideration in the merger that they would have the right to receive upon completion of the merger. The actual value of the stock consideration may be less than the implied value on the day of the special meeting. Because the price of Trulia common stock could fluctuate during the period of time between when the Market Leader shareholders vote to approve the merger proposal and the effective time of the merger, Market Leader shareholders will be subject to the risk of a decline in the price of Trulia common stock during this period.

The proportion of stock consideration and cash consideration to be delivered in the merger is subject to adjustment under certain circumstances and Market Leader shareholders may not know the proportion of stock consideration and cash consideration they will receive until the closing.

The NYSE Listed Company Manual requires the prior approval by the Trulia shareholders for the issuance (or potential issuance) by Trulia of its shares (or securities convertible into or exercisable for Trulia shares) if such shares are or will be upon issuance equal to 20% or more of Trulia’s outstanding shares before the issuance. The merger agreement limits the aggregate number of shares of Trulia common stock that may be issued or are otherwise issuable in connection with the merger to avoid meeting or exceeding this threshold. If, following the cash-out of vested options and stock appreciation rights described elsewhere in this proxy statement/prospectus, the aggregate number of shares of Trulia common stock issued or issuable in the merger (including shares of Trulia common stock issuable in respect of assumed Market Leader equity awards) meets or exceeds 19.9% of the number of shares of Trulia common stock outstanding immediately prior to the effective time of the merger, which is referred to herein as the 19.9% threshold, then the aggregate stock consideration would be decreased to the minimum extent necessary such that the number of shares of Trulia common stock issued or issuable in the merger (including shares of Trulia common stock issuable in respect of assumed Market Leader equity awards) would not meet or exceed the 19.9% threshold. In such event, the aggregate cash consideration would be increased by an amount equal to the product of (a) the amount of the reduction in the aggregate stock consideration multiplied by (b) the volume weighted average closing price of Trulia common stock, rounded to the nearest one-tenth of a cent, as reported on the NYSE, for the ten (10) trading days immediately preceding (but not including) the date of the closing of the merger. Although the adjustment will change the respective amounts of stock consideration and cash consideration you will receive in the merger, the overall value of the merger consideration as of the closing of the merger should not be substantively changed due to the adjustment. Although as of the date of this proxy statement/prospectus, Trulia and Market Leader do not anticipate that an adjustment to the merger consideration will be necessary, a decline in the price of Trulia’s common stock could result in the adjustment being made. For example, using the equity capitalization of Trulia and Market Leader as of May 3, 2013 (the reference date for Trulia’s and Market Leader’s respective capitalization representations and warranties contained in the merger agreement) and assuming a cash-out of all of Market Leader’s vested equity awards as described above, Trulia’s stock price would need to decline to below approximately $7.68 per share before any such adjustment to the merger consideration would be effected. As of July 11, 2013, the closing price of Trulia’s common stock as reported on the NYSE was $34.22 per share. Until the merger has been consummated, holders of Market Leader’s common stock may not know the proportion of stock consideration and cash consideration they will receive in the merger.

Failure to complete the merger could negatively impact the stock price and the future business and financial results of Market Leader.

The merger agreement contains a number of customary conditions to closing, including the accuracy of Market Leader’s representations and warranties to varying standards, the performance of Market Leader’s covenants, the expiration or early termination of the applicable waiting period under the HSR Act, the absence of any legal prohibitions to closing, the approval of the merger agreement by Market Leader shareholders and certain other conditions. Many of the conditions to closing are not within either Trulia’s or Market Leader’s control and neither company can predict when or if these conditions will be satisfied.

If any condition to the merger is not satisfied or waived, it is possible that the merger will not be consummated in the expected time frame or at all. In addition, Trulia and Market Leader may terminate the merger agreement under certain circumstances even if the merger is approved by Market Leader shareholders, including if the merger has not been completed on or before October 31, 2013. If the merger is not completed for any reason, the ongoing business of Market Leader may be adversely affected and Market Leader will be subject to several risks, including the following:

•	Having to pay all of the fees and expenses incurred by Market Leader in connection with the proposed merger;

•

having to pay, under certain circumstances, up to $1.0 million of Trulia’s out-of-pocket fees and expenses relating to the proposed merger, such as legal, accounting, filing, printing and mailing fees and expenses;

•	having to pay, under certain circumstances, a termination fee of $15.0 million (less any of Trulia’s out-of-pocket expenses already paid by Market Leader to Trulia as described above); and

•

focusing Market Leader’s management on the proposed merger instead of on pursuing other opportunities that could be beneficial to Market Leader, without realizing any of the benefits of having the proposed merger completed.

In addition, failure to complete the merger could result in a decrease in the market price of Market Leader common stock to the extent that the current market price of those shares reflects a market assumption that the merger will be completed. In addition, neither company would realize any of the expected benefits of having completed the merger. Further, failure to complete the merger could result in damage to Market Leader’s reputation and business relationships.

If the merger is not consummated, such failure to consummate the merger could materially and adversely affect Market Leader’s business, financial results and stock price.

Notwithstanding the early termination of the waiting period under the HSR Act, the merger could be challenged under antitrust laws or on anticompetitive grounds.

Before the merger may be completed, the waiting period requirement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to herein as the HSR Act, must have expired or been terminated. On May 24, 2013, Trulia and Market Leader received confirmation of early termination of the waiting period under the HSR Act.

At any time before or after the completion of the merger, notwithstanding that the waiting period under the HSR Act has ended, any state or applicable foreign country could take action to enjoin the merger under the antitrust laws as it deems necessary or desirable in the public interest or any private party could seek to enjoin the merger on anti-competitive grounds. Although the parties believe that completion of the merger would not violate any antitrust law, there can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if a challenge is made, what the result will be.

Under the merger agreement, Trulia and Market Leader have agreed to use their reasonable best efforts to obtain all regulatory clearances necessary to complete the merger; however, Trulia, among other things, is not required to litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order or to divest any business, assets or property of Trulia or its subsidiaries or affiliates in connection with obtaining any such regulatory clearance. See “The Merger—Regulatory Approvals Required for the Merger.”

If the merger is consummated, Trulia may not realize the anticipated business opportunities and growth prospects from the merger.

The success of the Market Leader acquisition, if completed, will depend, in part, on Trulia’s ability to realize the anticipated business opportunities and growth prospects from combining Trulia’s businesses with those of Market Leader. Integrating operations will be complex and will require significant efforts and expenditures on the part of both Trulia and Market Leader. Trulia’s management might have its attention diverted while trying to integrate operations and corporate and administrative infrastructures. Trulia might experience increased competition that limits its ability to expand its business, and Trulia might fail to capitalize on expected business opportunities, including retaining current customers.

Market Leader will continue to operate independently of Trulia until the closing of the acquisition, which is expected to take place in the third quarter of 2013. The integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses, tax costs or inefficiencies, or inconsistencies in standards, controls, information technology systems, procedures and policies, any of which could adversely affect Trulia’s and Market Leader’s ability to maintain relationships with customers, employees or other third parties or Trulia’s ability to achieve the anticipated benefits of the Market Leader acquisition and could harm Trulia’s financial performance.

If Trulia is unable to successfully or timely integrate the operations of Market Leader’s business into Trulia’s business, Trulia may be unable to realize the revenue growth and other anticipated benefits resulting from the proposed acquisition and our business and results of operations could be adversely affected.

The pendency of the merger could adversely affect the business and operations of each of Trulia and Market Leader.

Some customers of each of Trulia and Market Leader may delay or defer decisions because of uncertainties or lack of understanding about the merger’s potential effect on their businesses, which could negatively impact the revenues, earnings, cash flows and expenses of Trulia and/or Market Leader, regardless of whether the merger is completed. Similarly, current and prospective employees of Trulia and Market Leader may experience uncertainty about their roles with the combined company following the merger, which may materially adversely affect the ability of each of Trulia and Market Leader to attract, retain and motivate key personnel during the pendency of the merger and which may materially adversely divert attention from the daily activities of Trulia and Market Leader’s existing employees.

Trulia will incur significant transaction costs as a result of the merger.

Trulia expects to incur significant one-time transaction costs related to the merger. These transaction costs include investment banking, legal and accounting fees and expenses and filing fees, printing expenses and other related charges. Trulia may also incur additional unanticipated transaction costs in connection with the merger. A portion of the transaction costs related to the merger will be incurred regardless of whether the merger is completed. Additional costs will be incurred in connection with integrating the two companies’ businesses, such as IT integration expenses. Costs in connection with the merger and integration may be higher than expected. These costs could adversely affect Trulia’s financial condition, operating results or prospects of the combined business.

The merger agreement and the voting agreements limit Market Leader’s ability to pursue alternatives to the merger.

The merger agreement contains “no shop” provisions that, subject to certain exceptions, restrict Market Leader’s ability to solicit, initiate, encourage, facilitate or induce the making of competing third-party proposals to acquire all or a significant part of Market Leader and require Market Leader to provide Trulia with certain information relating to any such proposals received by Market Leader. In addition, Trulia generally has an opportunity to offer to modify the terms of the proposed merger in response to any competing acquisition proposal that may be made before the Market Leader board of directors may withdraw or change its recommendation to Market Leader’s shareholders in favor of Trulia’s merger proposal. Further, Market Leader cannot terminate the merger agreement even if the Market Leader board of directors has withdrawn or changed its recommendation in favor of the transaction with Trulia and, in such instances, Trulia can require Market Leader to hold the special meeting to vote upon the merger proposal.

In addition, in connection with entering into the merger agreement, each of the directors and executive officers of Market Leader and their respective permitted transferees, as applicable, in their individual capacities, each of whom are referred to herein as a supporting shareholder, entered into voting agreements pursuant to which the supporting shareholders agreed to, among other things, vote their shares of Market Leader common stock (i) in favor of the merger proposal and (ii) against approval of any proposal made in opposition to, in competition with, or inconsistent with, the merger agreement or the merger or any other transactions contemplated by the merger agreement. In addition, the supporting shareholders agreed not to directly or indirectly transfer their respective shares of Market Leader common stock during the term of the voting agreement, subject to certain limited exceptions. The voting agreements may not be terminated by the supporting shareholders even if the Market Leader board of directors has withdrawn or changed its recommendation in favor of the transaction with Trulia and, in such instances, the supporting shareholders would be required to vote to approve the merger proposal. As of the record date, the supporting shareholders as a group owned and were entitled to vote 3,014,354 shares of Market Leader common stock, or approximately 11% of the outstanding shares of Market Leader common stock on that date.

If the merger agreement is terminated in certain circumstances, Market Leader will be required to pay Trulia for its out-of-pocket expenses related to the merger, subject to a cap of $1.0 million. Additionally, if the merger agreement is terminated in certain other circumstances, Market Leader would be required to pay Trulia a termination fee of $15.0 million (less Trulia’s out-of-pocket expenses that Market Leader is required to pay). See “The Merger Agreement—Limitation on the Solicitation, Negotiation and Discussion of Other Acquisition Proposals by Market Leader” and “The Merger Agreement—Expenses and Termination Fees.”

While Market Leader believes these provisions are reasonable and not preclusive of other offers, the provisions could discourage a third party that might have an interest in acquiring all or a significant part of

Market Leader from considering or proposing such an acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than that market value proposed to be received or realized in the merger, or might result in a third party proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee that becomes payable in certain circumstances.

If the merger agreement is terminated and Market Leader decides to seek another business combination, it may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the merger.

Under the terms of the merger agreement, Market Leader is subject to certain restrictions on its business activities.

The merger agreement generally requires Market Leader to operate its business in the ordinary course pending consummation of the merger, and restricts Market Leader from taking certain specified actions until the merger is completed. These restrictions may prevent Market Leader from making desirable expenditures, including with regard to capital expenditures, pursuing otherwise attractive business opportunities and making other changes to its business prior to completion of the merger or termination of the merger agreement. See “The Merger Agreement—Covenants—Interim Conduct of Market Leader’s Business.”

Certain executive officers and directors of Market Leader may have interests in the merger that may differ from, or are in addition to, the interests of Market Leader shareholders.

When considering the recommendation of the Market Leader board of directors to approve the merger proposal, Market Leader shareholders should be aware that Market Leader’s directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of shareholders. The Market Leader board of directors was aware of and considered these interests, among other matters, in adopting the merger agreement and approving the merger, and in recommending that the merger agreement be approved by shareholders. These interests include accelerated vesting of certain outstanding Market Leader equity awards held by directors and one executive officer of Market Leader in connection with the merger, certain cash payments payable to Market Leader executive officers in the event of a qualifying termination of employment following consummation of the merger, continued employment of executive officers following the merger, and the continued indemnification and for a period of six years following the closing of the merger, insurance coverage of directors and executive officers. See “The Merger—Interests of Market Leader’s Directors and Executive Officers in the Merger.”

The unaudited pro forma condensed combined financial statements included in this proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of Trulia’s financial condition or expected operating results after the merger.

The unaudited pro forma condensed combined financial statements contained in this proxy statement/prospectus are presented for illustrative purposes only and are based on various adjustments, assumptions, and preliminary estimates. Consequently, the unaudited pro forma condensed combined financial statements contained in this proxy statement/prospectus may not be an indication of Trulia’s financial condition or operating results following the closing for a number of reasons. The actual financial condition and operating results of Trulia following the closing may not be consistent with, or evident from, these unaudited pro forma condensed combined financial statements. In addition, the assumptions used in preparing the unaudited pro forma condensed combined financial statements may not prove to be accurate, and other factors, some of which are not known at the present time, may affect Trulia’s financial condition or operating results following the closing. Any potential deterioration in Trulia’s financial condition or operating results may cause significant variation in the price of Trulia common stock following the closing. See “Unaudited Pro Forma Condensed Combined Financial Statements.”

The market price of Trulia common stock after the merger may be affected by factors different from those affecting the shares of Market Leader currently.

Upon completion of the merger, holders of Market Leader common stock will become holders of Trulia common stock. Trulia’s business differs from that of Market Leader, and, accordingly, the financial condition and operating results of the combined company and the market price of Trulia common stock after the completion of the merger may be affected by factors different from those currently affecting the financial condition and operating results of Market Leader.

Market Leader shareholders who become shareholders of Trulia will have their rights as shareholders governed by Trulia’s charter, bylaws and other corporate governance documents.

As a result of the completion of the merger, Market Leader shareholders will become Trulia shareholders and their rights as Trulia shareholders will be governed by Trulia’s corporate governance documents, including Trulia’s amended and restated certificate of incorporation and Trulia’s amended and restated bylaws. As a result, there will be material differences between the current rights of Market Leader shareholders and the rights they can expect to have as Trulia shareholders. Please see the section entitled “Comparison of Rights of Shareholders of Trulia and Market Leader.”

Market Leader shareholders will have a reduced ownership and voting interest in Trulia as compared with their interest in Market Leader and will exercise less influence over management.

Market Leader shareholders currently have the right to vote in the election of directors of Market Leader and on certain other matters affecting Market Leader. Based on the number of Market Leader shares of common stock outstanding as of July 15, 2013, Trulia expects to issue approximately 4,246,867 million shares of its common stock to Market Leader shareholders in the merger. The actual number of shares of Trulia common stock to be issued in the merger will be determined at the completion of the merger based on the number of Market Leader shares outstanding at the time of the consummation of the merger, subject to adjustment as described herein. Immediately after the consummation of the merger, and based on the number of shares of Trulia common stock outstanding as of June 30, 2013, it is expected that former Market Leader shareholders will own approximately 11.6% of the 36,532,392 shares of Trulia common stock then outstanding. Because of this, Market Leader’s shareholders will have substantially less influence on the management and policies of Trulia than they now have with respect to the management and policies of Market Leader.

Several lawsuits concerning the Merger have been filed against Market Leader, the members of the Market Leader board of directors, Trulia and Mariner Acquisition Corp., and an adverse judgment in such lawsuits may prevent the Merger from becoming effective or from becoming effective within the expected timeframe.

Market Leader, the members of the Market Leader board of directors, Trulia and Mariner Acquisition Corp. are named as defendants in purported class action lawsuits brought on behalf of all Market Leader shareholders challenging the Merger, seeking, among other things, to enjoin defendants from completing the Merger on the agreed-upon terms. If plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the Merger on the agreed-upon terms, the injunction may prevent the completion of the Merger in the expected timeframe (or altogether).

Risks Related to Trulia and its Business

Trulia has a limited operating history in an evolving industry, which makes it difficult to evaluate its future prospects and may increase the risk that Trulia will not be successful.

Trulia has a limited operating history in an evolving industry that may not develop as expected. Assessing Trulia’s business and future prospects is challenging in light of the risks and difficulties it may encounter. These risks and difficulties include Trulia’s ability to:

•	increase the number of consumers using Trulia’s website and mobile applications;

•	continue to obtain home listing information, as well as information on schools, crime, and neighborhood amenities;

•	increase the number of real estate professionals subscribing to Trulia’s products;

•	increase the revenue from real estate professionals subscribing to Trulia’s products;

•	increase the revenue from advertisers on Trulia’s website;

•	successfully develop and deploy new features and products;

•	encourage and foster the growth of user-generated content;

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successfully compete with other companies that are currently in, or may in the future enter, the business of providing residential real estate information online and on mobile applications, as well as with companies that provide this information offline;

•	successfully compete with existing and future providers of other forms of offline, online, and mobile advertising;

•	successfully navigate fluctuations in the real estate market;

•	effectively manage the growth of business;

•	successfully expand into adjacent markets, such as rentals, mortgages, and home improvement;

•	successfully integrate companies Trulia may acquire; and

•	successfully expand internationally.

If the demand for residential real estate information online does not develop as expected, or if Trulia fails to address the needs of consumers, real estate professionals, or advertisers, the business will be harmed. Trulia may not be able to successfully address these risks and difficulties, which could harm business and cause operating results to suffer.

Trulia has a history of losses and may not achieve or maintain profitability in the future.

Trulia has not been profitable on a quarterly or annual basis since it was founded, and as of March 31, 2013, Trulia had an accumulated deficit of $49.1 million. Trulia expects to make significant future investments in the development and expansion of its business which may not result in increased revenue or growth. In addition, as a public company, Trulia has incurred and expects that it will continue to incur significant legal, accounting, and other expenses that it did not incur as a private company. As a result of these increased expenditures, Trulia must generate and sustain increased revenue to achieve and maintain future profitability. While revenue has grown in recent periods, this growth may not be sustainable and Trulia may not achieve sufficient revenue to achieve or maintain profitability. Trulia may incur significant losses in the future for a number of reasons, including slowing demand for its products, increasing competition, weakness in the residential real estate market, as well as other risks described in this proxy statement/prospectus, and it may encounter unforeseen expenses, difficulties, complications and delays, and other unknown factors. Accordingly, Trulia may not be able to achieve or maintain profitability and it may continue to incur significant losses in the future, and this could cause the price of its common stock to decline.

If real estate professionals do not continue to subscribe to Trulia products, or Trulia is unable to attract new subscribers, its business and operating results would be harmed.

Trulia relies on subscriptions purchased by real estate professionals to generate a substantial portion of revenue. Subscriptions accounted for 47%, 58%, 67% and 72% of revenue in 2010, 2011, 2012, and the three months ended March 31, 2013, respectively. Trulia generally offers subscriptions for periods between three months to 12 months, with most real estate professionals preferring to subscribe for periods shorter than 12 months.

Trulia’s ability to attract and retain real estate professionals as subscribers, and to generate subscription revenue, depends on a number of factors, including:

•	Trulia’s ability to attract transaction-ready consumers to its website and mobile applications;

•	the number of consumers using Trulia’s website and mobile applications;

•	the quality of the leads provided to subscribers;

•	the number of leads provided to subscribers;

•	the strength of the real estate market;

•	the competition for real estate professionals’ marketing dollars; and

•	the strength of the Trulia brand.

A key focus of Trulia’s sales and marketing activities has been to further penetrate the large base of more than 2.8 million real estate professionals in the United States. As of March 31, 2013, Trulia had more than 389,000 active real estate professionals in its marketplace and 27,900 total subscribers. Trulia spends a considerable portion of its operating expenses on sales and marketing activities. Trulia’s sales and marketing expenses were its largest operating expenses in the years ended December 31, 2011 and 2012 and for the three months ended March 31, 2013. Sales and marketing expenses reflect many of the costs incurred in acquiring new subscribers and retaining existing subscribers, and Trulia expects that sales and marketing expenses will continue to increase in absolute dollars as Trulia seeks to grow the number of subscribers in its marketplace. If Trulia is unable to increase the number of total subscribers in its marketplace, its revenue may not grow and operating results could suffer.

Real estate professionals may not continue to subscribe to Trulia if it does not deliver a strong return on their investment in subscriptions, and Trulia may not be able to replace them with new subscribers. In addition, real estate professionals sometimes do not renew their subscriptions with Trulia because of dissatisfaction with the service. This may occur for a number of reasons, including changes to products or services, which Trulia makes periodically. If subscribers do not renew their subscriptions with Trulia with the same or higher subscription fees, or at all, or if Trulia is unable to attract new subscribers, its business and operating results would be harmed.

Further, although a majority of Trulia’s revenue in the years ended December 31, 2011 and 2012 and for the three months ended March 31, 2013 was generated from subscriptions purchased by real estate professionals, Trulia cannot be certain that subscribers will renew their subscriptions and that it will be able to achieve the same or higher amounts of subscription revenue in the future.

Trulia’s ability to increase the number of subscribers to its services also depends, to some degree, on whether Trulia can increase the inventory of marketing products and services available for it to sell in different geographic markets. If unable to create additional inventory by offering new services or reconfiguring existing services, Trulia may not be able to grow the number of subscribers to its services quickly or at all.

In addition, if Trulia needs to reduce its subscription fees due to competition, its business, operating results, financial condition, and prospects would suffer if it is unable to offset any reductions in its fees by increasing its number of consumers and advertisers, reducing costs, or successfully developing and deploying new features on a timely basis.

If Trulia is not able to optimize its pricing and increase its average revenue per subscriber, Trulia may not be able to grow its revenue over time.

Trulia’s ability to grow revenue depends, in part, on its ability to optimize pricing and increase average monthly revenue per subscriber over time. Since launching its first subscription product in 2007, Trulia has continued to expand its products and optimize pricing of its products. In the year ended December 31, 2012, Trulia’s average monthly revenue per subscriber was $156 compared to $110 in the year ended December 31, 2011. As Trulia continues to optimize pricing, real estate professionals may not accept these new prices, which may harm business and growth prospects.

If advertisers reduce or end their advertising spending with Trulia, or if Trulia is unable to attract new advertisers, its business and operating results would be harmed.

Display advertising accounted for 53%, 42%, 33% and 28% of revenue in 2010, 2011, 2012 and the three months ended March 31, 2013, respectively. Trulia’s advertisers can generally terminate their contracts with Trulia at any time or on very short notice. Trulia’s ability to attract and retain advertisers, and to generate advertising revenue, depends on a number of factors, including:

•	the number of consumers using Trulia’s website and mobile applications;

•	Trulia’s ability to continue to attract an audience that advertisers find attractive;

•	Trulia’s ability to compete effectively for advertising spending with other real estate marketplaces, offline companies, and online companies;

•	how advertisers value Trulia’s advertising network, which consists of Trulia’s online properties and those of its publishing partners;

•	the amount of spending on online advertising generally; and

•	Trulia’s ability to deliver an attractive return on investment to advertisers.

Trulia may not succeed in capturing more spending from advertisers if it is unable to demonstrate to advertisers the effectiveness of advertising in its marketplace as compared to alternatives, including traditional offline advertising media such as newspapers and magazines.

If advertisers reduce or terminate their advertising spending with Trulia and Trulia is unable to attract new advertisers, its revenue, business, operating results, and financial condition would be harmed. For example, although Trulia experienced sequential increases in media revenue during each of the eight quarters ended December 31, 2011, media revenue growth slowed during the years ended December 31, 2011 and 2012. In its display advertising business, Trulia also has a limited ability to replace the loss of revenue resulting from the loss of a customer during a particular quarter because of the significant time required to secure an alternative advertiser for such advertising inventory, run the alternative advertising campaign on its marketplace, and satisfy its revenue recognition criteria from such campaign. As a result, the loss of a customer during a quarter could result in Trulia’s inability to replace the lost revenue from such customer within that quarter and, therefore, Trulia will sometimes encounter variances in its media revenue.

If Trulia cannot obtain comprehensive and accurate real estate listing information, its business will suffer.

Trulia’s offerings are based on receiving current and accurate real estate listing data. Trulia depends on, and expects to continue to depend on, relationships with various third parties to provide this data, including real estate listing aggregators, multiple listing services, real estate brokerages, apartment management companies, and other third parties. Many of Trulia’s agreements with its listing sources are short-term agreements that may be terminated with limited or no notice. If Trulia’s relationship with one or more of these parties is disrupted, the quality of the experience it provides to users would suffer.

Trulia currently depends on a listing aggregator to provide a substantial portion of the unique listings in its database. While these listings are available from their original sources, it would take substantial time and effort for Trulia to aggregate these listings from all of the original sources. Therefore, if the agreement with Trulia’s largest listing aggregator is terminated, it may not be able to fully replace the listings in a timely manner or on terms favorable to Trulia, or at all, which would adversely affect Trulia’s business and operating results. In addition, as real estate brokers typically control the distribution and use of their listings, Trulia’s business could suffer if real estate brokers withheld their listings from Trulia. From time to time in the past, real estate brokers have refused to syndicate their listings to Trulia, and Trulia cannot assure that this will not happen in the future. If real estate brokers refuse to syndicate listings to Trulia, the quality of its products would suffer due to the decline of timely and accurate information, which could adversely affect business and operating results.

If use of Trulia’s mobile products does not continue to grow or Trulia is not able to successfully monetize them as it expects, operating results could be harmed and growth could be negatively affected.

Trulia’s future success depends in part on the continued growth in the use of its mobile products by its users and Trulia’s ability to monetize them. During the three months ended March 31, 2013, Trulia’s mobile products accounted for 27% of its total traffic compared to 22% of total traffic for the three months ended March 31, 2012. Trulia currently monetizes its mobile offerings through the Trulia Mobile Ads subscription product for real estate professionals, through its mobile website, m.trulia.com, and through certain of its mobile applications. Trulia monetizes its mobile products principally through the Trulia Mobile Ads subscription product through which real estate professionals can purchase local advertising on Trulia’s mobile applications and its mobile website by zip code and by share of a given market. Trulia monetizes its mobile website through the sale of display advertisements and provides its subscribers rotational placement in a local lead form that appears on certain pages of the mobile website and mobile applications. The use of mobile technology may not continue to grow at historical rates, and consumers may not continue to use mobile technology for real estate research. Further, mobile technology may not be accepted as a viable long-term platform for a number of reasons, including actual or perceived lack of security of information and possible disruptions of service or connectivity. In addition, traffic on Trulia’s mobile applications may not continue to grow if Trulia does not continue to innovate and introduce enhanced products on mobile platforms, or if users believe that Trulia’s competitors offer superior mobile products. The growth of traffic on Trulia’s mobile products may also slow or decline if its mobile applications are no longer compatible with operating systems such as iOS, Android, Windows 8, or the devices they support. Additionally, real estate professionals and advertisers may choose to devote less of their spending to target mobile users for a number of reasons, including a perceived lack of effectiveness of display advertising on mobile devices. Although Trulia saw strong results in its mobile product monetization efforts with the launch of Trulia Mobile Ads in May 2012 and its product redesign in March 2013, Trulia cannot assure you that it will continue to monetize its mobile products as effectively in the future. If use of Trulia’s mobile products does not continue to grow, or if real estate professionals or advertisers decrease their spending on Trulia’s mobile products, Trulia’s business and operating results could be harmed.

If Trulia does not continue to innovate and provide useful products, it may not remain competitive, and business and financial performance could suffer.

Trulia’s success depends in part on its ability to continue to innovate. This is particularly true with respect to mobile applications, which are increasingly being used by its audience. Trulia’s competitors regularly enhance their offerings and create new offerings for consumers, real estate professionals, and others involved in the residential real estate industry. If Trulia is unable to continue to offer innovative products or to keep pace with competitors’ offerings, business and operating results will suffer.

Trulia relies on Internet search engines to drive traffic to its website, and if Trulia fails to appear high up in the search results, traffic would decline and business would be adversely affected.

Trulia depends in part on Internet search engines, such as Google, Bing, and Yahoo!, to drive traffic to its website. For example, when a user types a physical address into a search engine, Trulia relies on a high organic search ranking of its webpages in these search results to refer the user to its website. However, Trulia’s ability to maintain high organic search result rankings is not within its control. Competitors’ search engine optimization, or SEO, efforts may result in their websites receiving a higher search result page ranking than Trulia’s, or Internet search engines could revise their methodologies in a way that would adversely affect Trulia’s search result rankings. If Internet search engines modify their search algorithms in ways that are detrimental to Trulia, or if Trulia’s competitors’ SEO efforts are more successful than Trulia’s, overall growth in Trulia’s user base could slow. Search engine providers could provide listings and other real estate information directly in search results or choose to align with Trulia’s competitors. Trulia’s website has experienced fluctuations in search result rankings in the past, and Trulia anticipates similar fluctuations in the future. Any reduction in the number of users directed to Trulia’s website through search engines could harm business and operating results.

Trulia’s recent revenue growth rates may not be indicative of future growth, and Trulia may not continue to grow at its recent pace, or at all.

From 2008 to 2012, Trulia’s revenue grew from $8.1 million to $68.1 million, which represents a compounded annual growth rate of approximately 70%. In the future, Trulia’s revenue may not grow as rapidly as it has over the past several years. Trulia believes that its future revenue growth will depend, among other factors, on its ability to:

•	acquire additional subscribers and sell additional products to existing subscribers;

•	sell advertising to third parties;

•	attract a growing number of users to its website and mobile applications;

•	increase brand awareness;

•	successfully develop and deploy new products for the residential real estate industry;

•	maximize sales personnel’s productivity;

•	respond effectively to competitive threats;

•	successfully expand business into adjacent markets, such as rentals, mortgages, and home improvement; and

•	successfully expand internationally.

Trulia may not be successful in its efforts to do any of the foregoing, and any failure to be successful in these matters could materially and adversely affect revenue growth. You should not consider Trulia’s past revenue growth to be indicative of future growth.

Trulia’s revenue and operating results could vary significantly from period to period, which could cause the market price of its common stock to decline.

Trulia generates revenue through sales of subscriptions to real estate professionals and sales of display advertising to advertisers. Trulia’s subscription and advertising sales can be difficult to predict and may result in fluctuations in its revenue from period to period. Revenue and operating results have fluctuated in the past, and may continue to fluctuate in the future, as a result of a variety of factors, many of which are outside Trulia’s control. As a result, comparing Trulia’s revenue and operating results on a period-to-period basis may not be meaningful, and you should not rely on past results as an indication of future performance.

Trulia’s revenue, operating results, or both, may be affected by a number of factors, including:

•	subscription and advertising sales, particularly large advertising campaigns;

•	fluctuations in user activity on Trulia’s website and mobile applications, including as a result of seasonal variations;

•	competition and the impact of offerings and pricing policies of competitors;

•	the effects of changes in search engine placement and prominence of Trulia’s website;

•	the amount and timing of operating expenses related to the maintenance and expansion of Trulia’s business, operations, and infrastructure;

•	Trulia’s ability to control costs, particularly those of third-party data providers;

•	Trulia’s ability to reduce costs in a given period to compensate for unexpected shortfalls in revenue;

•	the timing of costs related to the development or acquisition of technologies or businesses;

•	Trulia’s inability to complete or integrate efficiently any acquisitions that it may undertake;

•	Trulia’s ability to collect amounts owed to it from advertisers;

•	changes in Trulia’s tax rates or exposure to additional tax liabilities;

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claims of intellectual property infringement against Trulia and any resulting temporary or permanent injunction prohibiting Trulia from selling its products or requirements to pay damages or expenses associated with any of those claims;

•	Trulia’s ability to successfully expand in existing markets and enter new markets;

•	Trulia’s ability to keep pace with changes in technology;

•	changes in government regulation affecting its business;

•	the effectiveness of Trulia’s internal controls;

•	conditions in the real estate market; and

•	general economic conditions.

For example, individuals hired to join Trulia’s sales team typically do not reach their maximum productivity until they have been employed for several months or more. Trulia’s fixed expenses related to the addition of personnel may not result in an increase in revenue in a given period or at all.

As a result of the foregoing factors and others discussed in this “Risk Factors” section, Trulia’s operating results in one or more future periods may fail to meet or exceed its projections or the expectations of securities analysts or investors. In that event, the trading price of Trulia’s common stock would likely decline.

Seasonality may cause fluctuations in Trulia’s traffic, revenue, and operating results.

From time to time, Trulia experiences seasonality in subscription revenue and display advertising due to fluctuations in traffic to its website and mobile applications. During the fourth quarter of each year, traffic to Trulia’s marketplace has historically declined and revenue has historically grown more slowly than in other quarters or has declined sequentially. Conversely, Trulia typically experiences higher growth in traffic and revenue during the spring and summer months, when consumers are more likely to buy new homes. Trulia expects that seasonality will continue to affect traffic in its marketplace, as well as its revenue from subscriptions and advertising.

Declines in, or changes to, the real estate industry could adversely affect Trulia’s business and financial performance.

Trulia’s business and financial performance are affected by the health of, and changes to, the residential real estate industry. Although Trulia has built and grown its business during a worldwide economic downturn, home-buying patterns are sensitive to economic conditions and tend to decline or grow more slowly during these periods. A decrease in home purchases could lead to reductions in user traffic, reductions in subscriptions by real estate professionals, and a decline in marketing spend. Furthermore, online advertising products may be viewed by some existing and potential advertisers on Trulia’s website and mobile applications as a lower priority, which could cause advertisers to reduce the amounts they spend on advertising, terminate their use of Trulia’s products, or default on their payment obligations to Trulia. In addition, Trulia may become subject to rules and regulations in the real estate industry that may restrict or complicate its ability to deliver its products. These changes would harm its business and operating results.

Most recently, beginning in 2008, domestic and global economic conditions deteriorated rapidly, resulting in a dramatic slowdown in the housing market, which slowed advertising spending in the real estate industry. In addition, changes to the regulation of the real estate industry and related areas, including mortgage lending and the deductibility of home mortgage interest, may negatively affect the prevalence of home purchases. Real estate markets also may be negatively impacted by a significant natural disaster, such as earthquake, fire, flood, or other disruption. Declines or disruptions in the real estate market or increases in mortgage interest rates could reduce demand for Trulia’s products and could harm its business and operating results.

Trulia participates in a highly competitive market, and pressure from existing and new companies may adversely affect business and operating results.

The market to provide home listings and marketing services for the residential real estate industry is highly competitive and fragmented. Homes are not typically marketed exclusively through any single channel. Consumers can access home listings and related data through more than one source. Accordingly, current and potential competitors could aggregate a set of listings similar to Trulia’s. Trulia competes with online real estate marketplaces, such as Zillow.com and Realtor.com, other real estate websites, and traditional offline media. Trulia competes to attract consumers primarily on the basis of the number and quality of listings; user experience; the breadth, depth, and relevance of insights and other content on homes, neighborhoods, and professionals; brand and reputation; and the quality of mobile products. Trulia competes to attract real estate professionals primarily on the basis of the quality of the website and mobile products, the size and attractiveness of the consumer audience, the quality and measurability of the leads Trulia generates, the perceived return on investment it delivers, and the effectiveness of marketing and workflow tools. Trulia also competes for advertisers against other media, including print media, television and radio, social networks, search engines, other websites, and email marketing. Trulia competes primarily on the basis of the size and attractiveness of the audience; pricing; and the ability to target desired audiences.

Many of Trulia’s existing and potential competitors have substantial competitive advantages, such as:

•	greater scale;

•	stronger brands and greater name recognition;

•	longer operating histories;

•	more financial, research and development, sales and marketing, and other resources;

•	more extensive relationships with participants in the residential real estate industry, such as brokers, agents, and advertisers;

•	strong relationships with third-party data providers, such as multiple listing services and listing aggregators;

•	access to larger user bases; and

•	larger intellectual property portfolios.

The success of Trulia’s competitors could result in fewer users visiting Trulia’s website and mobile applications, the loss of subscribers and advertisers, price reductions for its subscriptions and display advertising, weaker operating results, and loss of market share. Trulia’s competitors also may be able to provide users with products that are different from or superior to those Trulia can provide, or to provide users with a broader range of products and prices.

Trulia expects increased competition if its market continues to expand. In addition, current or potential competitors may be acquired by third parties with greater resources than Trulia’s, which would further strengthen these current or potential competitors and enable them to compete more vigorously or broadly with Trulia. If Trulia is not able to compete effectively, its business and operating results will be materially and adversely affected.

If Trulia’s users do not continue to contribute content or their contributions are not valuable to other users, Trulia’s marketplace would be less attractive, which could negatively affect its unique visitor traffic and revenue.

Trulia’s success depends on its ability to provide consumers with the information they seek, which in turn depends in part on the content contributed by its users. Trulia believes that one of its primary competitive advantages is the quality and quantity of the user-generated content in its marketplace, and that information is one of the main reasons consumers use its platform. If Trulia is unable to provide consumers with the information they seek because its users do not contribute content, or because the content that they contribute is not helpful and reliable, the number of consumers visiting Trulia’s website and using its mobile applications may decline. If Trulia experiences a decline in consumers visiting its website and using its mobile applications, real estate professionals and advertisers may not view Trulia’s marketplace as attractive for their marketing expenditures, and may reduce their spending with Trulia. Any decline in visits to Trulia’s website and usage of its mobile applications by consumers and any decline in spending by real estate professionals and advertisers with Trulia would harm its business and operating results.

In addition, Trulia monitors new contributions to user-generated content because it believes this metric is a key indicator of its user engagement and the strength of its community. In the event that the number of new contributions to user-generated content declines, this metric may provide a leading indicator of the health of Trulia’s business. However, if the quantity of new contributions to user-generated content continues to increase but the quality of user-generated content declines, this metric would not capture any corresponding declines in user engagement or the strength of Trulia’s community as evidenced by the lower quality of user-generated content, and such data would be of limited use in those circumstances.

Trulia’s growth depends in part on its relationship with third parties to provide it with local information.

Third parties provide Trulia with information that it uses to provide users with insights that go beyond listings, such as information about schools, crime, and neighborhood amenities. Property descriptions and sale transactions obtained via third-party data providers also inform the valuations provided by the Trulia Estimates feature. If these third-party data providers terminate their relationships with Trulia, the information that it provides to users may be limited or the quality of the information may suffer. If Trulia is unable to renew its agreements with these data providers on favorable terms or to secure alternative sources for this information, Trulia’s costs may increase and its business may be harmed.

If Trulia does not display accurate and complete information on a timely basis, its user traffic may decline, its reputation would suffer, and its business and operating results would be harmed.

Trulia receives listing and other information provided by listing aggregators and other third parties that it includes on its website and mobile applications. Trulia’s reputation with consumers depends on the accuracy and completeness of the information that it provides, although the accuracy and completeness of this data is often outside of Trulia’s control. Trulia cannot independently verify the accuracy or completeness of all of the information provided to it by third parties. If third parties provide Trulia with inaccurate or incomplete information that Trulia then displays on its website and mobile applications, consumers may become dissatisfied with Trulia’s products, Trulia’s traffic may decrease, and its reputation may suffer. Real estate professionals also expect listings data and other information to be accurate and complete, and to the extent Trulia’s information is incorrect or incomplete, Trulia’s reputation and business relationships may suffer.

In addition, Trulia updates the listing information that it provides on its website and mobile applications on a daily basis. To the extent that Trulia is no longer able to update information in its marketplace on a timely basis, or if consumers begin to expect updates in a more timely manner, Trulia may be forced to make investments which allow it to update information with higher frequency. There can be no assurance that Trulia will be able to provide information at a pace necessary to satisfy consumers in a cost-effective manner, or at all.

Growth of Trulia’s business will depend on a strong brand, and any failure to maintain, protect, and enhance its brand would hurt its ability to retain or expand Trulia’s base of users, or Trulia’s ability to increase their level of engagement.

Trulia believes that a strong brand is necessary to continue to attract and retain consumers and, in turn, the real estate professionals and others who choose to advertise on Trulia’s websites and mobile applications. Trulia needs to maintain, protect, and enhance the “Trulia” brand in order to expand its base of users and increase their engagement with its website and mobile applications. This will depend largely on Trulia’s ability to continue to provide high-value, differentiated products, and it may not be able to do so effectively. While Trulia may choose to engage in a broader marketing campaign to further promote its brand, this effort may not be successful. Furthermore, negative publicity about Trulia, including its content, technology, sales practices, personnel, or customer service could diminish confidence in and the use of its products, which could harm operating results. If Trulia is unable to maintain or enhance user and advertiser awareness of its brand cost effectively, its business, operating results, and financial condition could be harmed. In addition, Trulia’s website serves as a forum for expression by its users, and if users contribute inappropriate content and offend other users, Trulia’s reputation could be harmed.

Trulia relies on a small number of advertising partners for a substantial portion of its media revenue, and it is subject to risks as a result of this advertiser concentration.

In the years ended December 31, 2010, 2011, and 2012, the ten largest advertising partners accounted for 50%, 50%, and 63% of Trulia’s media revenue, respectively. For the three months ended March 31, 2013, Trulia’s ten largest advertising partners accounted for more than 65% of media revenue. One of Trulia’s growth strategies is to increase the amount large advertisers spend in its marketplace, and Trulia expects this revenue concentration to continue. If one or more of these large advertisers were to decrease or discontinue advertising with Trulia, its business and operating results will be adversely affected.

Trulia’s operating results may be adversely affected by a failure to collect amounts owed to it by advertisers.

Trulia often runs display advertisements in its marketplace prior to receiving payment from an advertiser, which makes it subject to credit risks. In the past, certain advertisers have been unable to pay Trulia due to bankruptcy or other reasons, and Trulia cannot assure you that it will not experience collection issues in the future. If Trulia has difficulty collecting amounts owed to it by advertisers, or fails to collect these amounts at all, its operating results and financial condition would be adversely affected.

Trulia depends on talented personnel to grow and operate its business, and if Trulia is unable to hire, retain, manage, and motivate personnel, or if new personnel do not perform as anticipated, Trulia may not be able to grow effectively.

Trulia’s future success will depend upon its continued ability to identify, hire, develop, motivate, and retain talented personnel. Trulia may not be able to retain the services of employees or other members of senior management in the future. Trulia does not have employment agreements other than offer letters with any key employee and does not maintain key person life insurance for any employee. In addition, from time to time, there may be changes in Trulia’s senior management team that may be disruptive to business. If the senior management team fails to work together effectively and to execute Trulia’s plans and strategies, business could be harmed.

Trulia’s growth strategy also depends on its ability to expand its organization by hiring high-quality personnel. Identifying, recruiting, training, integrating, managing, and motivating talented individuals will require significant time, expense, and attention. Competition for talent is intense, particularly in the San Francisco Bay Area, where Trulia’s headquarters are located. If Trulia is not able to effectively recruit and retain talent, its business and ability to achieve its strategic objectives would be harmed.

Growth may place significant demands on Trulia’s management and infrastructure.

Trulia has experienced substantial growth in its business that has placed, and may continue to place, significant demands on Trulia’s management and operational and financial infrastructure. As operations grow in size, scope, and complexity, Trulia will need to improve and upgrade its systems and infrastructure. The expansion of Trulia’s systems and infrastructure will require it to commit substantial financial, operational, and technical resources in advance of an increase in the volume of business, with no assurance that the volume of business will increase. Continued growth could also strain Trulia’s ability to maintain reliable service levels for its users and advertisers, develop and improve operational, financial, and management controls, enhance reporting systems and procedures, and recruit, train, and retain highly skilled personnel.

Trulia’s products are accessed by a large number of users, often at the same time. If the use of Trulia’s marketplace continues to expand, it may not be able to scale its technology to accommodate increased capacity requirements, which may result in interruptions or delays in service. The failure of Trulia’s systems and operations to meet capacity requirements could result in interruptions or delays in service or impede its ability to scale operations.

Managing growth will require significant expenditures and allocation of valuable management resources. If Trulia fails to achieve the necessary level of efficiency as it grows, its business, operating results, and financial condition would be harmed.

Future acquisitions and investments could disrupt Trulia’s business, cause dilution to its shareholders, and harm Trulia’s financial condition and operating results.

Trulia’s success will depend, in part, on its ability to expand its products and markets, and grow its business in response to changing technologies, user, and advertiser demands, and competitive pressures. In some circumstances, Trulia may determine to do so through the acquisition of complementary businesses and technologies rather than through internal development, including, for example, Trulia’s acquisition of Movity, Inc., a geographic data company, and the proposed merger. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and Trulia may not be able to successfully complete identified acquisitions. The risks Trulia faces in connection with acquisitions include:

•	diversion of management time and focus from operating Trulia’s business to addressing acquisition integration challenges;

•	coordination of research and development and sales and marketing functions;

•	transition of the acquired company’s users to Trulia’s website and mobile applications;

•	retention of employees from the acquired company;

•	cultural challenges associated with integrating employees from the acquired company into Trulia;

•	failure to successfully continue the development of acquired technology;

•	integration of the acquired company’s accounting, management information, human resources, and other administrative systems;

•	the need to implement or improve controls, procedures, and policies at a business that prior to the acquisition may have lacked effective controls, procedures, and policies;

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liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities, and other known and unknown liabilities;

•	litigation or other claims in connection with the acquired company, including claims from terminated employees, users, former shareholders, or other third parties;

•	substantial impairments to goodwill or intangible assets in the event that an acquisition proves to be less valuable than the price paid for it; and

•	the possibility that any acquisition may be viewed negatively by Trulia’s customers or investors or the financial markets.

Trulia’s failure to address these risks or other problems encountered in connection with Trulia’s past or future acquisitions and investments could cause it to fail to realize the anticipated benefits of these acquisitions or investments, cause it to incur unanticipated liabilities, and harm its business generally. Also, the anticipated benefits of any acquisitions may not materialize.

Competition within Trulia’s industry for acquisitions of businesses, technologies, assets and product lines has been, and is likely to continue to be, intense. As such, even if Trulia is able to identify an acquisition that it would like to consummate, it may not be able to complete the acquisition on commercially reasonable terms or because the target chooses to be acquired by another company. Furthermore, in the event that Trulia is able to identify and consummate any future acquisitions, it may, in each of those acquisitions:

•	issue equity securities which would dilute current shareholders’ percentage ownership;

•	incur substantial debt to finance the acquisition or assume substantial debt in the acquisition;

•	incur significant acquisition-related expenses;

•	assume substantial liabilities, contingent or otherwise; or

•	expend significant cash.

These financing activities or expenditures could harm Trulia’s operating results, cash flows, and financial condition or the price of its common stock. Alternatively, due to difficulties in the capital or credit markets, Trulia may be unable to secure capital on reasonable terms, or at all, necessary to complete an acquisition.

A significant disruption in service on Trulia’s website or of its mobile applications could damage Trulia’s reputation and result in a loss of users of its products and of advertisers, which could harm its business, operating results, and financial condition.

Trulia’s brand, reputation, and ability to attract users and advertisers depend on the reliable performance of its network infrastructure and content delivery. Trulia may experience significant interruptions with its systems in the future. Interruptions in these systems, whether due to system failures, computer viruses, or physical or electronic break-ins, could affect the security or availability of the products on Trulia’s website and mobile applications, and prevent or inhibit the ability of users to access Trulia’s products. Problems with the reliability or security of Trulia’s systems could harm its reputation, result in a loss of users of its products and of advertisers, and result in additional costs.

Substantially all of the communications, network, and computer hardware used to operate Trulia’s website and mobile applications is located at a single collocation facility in Santa Clara, California. While Trulia has made investments to back up its system in the event of a disruption involving this facility, Trulia’s systems are not fully redundant. In addition, Trulia does not own or control the operation of this facility. Its systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes, and similar events. The occurrence of any of these events could result in damage to Trulia’s systems and hardware or could cause them to fail.

Problems faced by Trulia’s third-party web hosting providers could adversely affect the experience of its users. Trulia’s third-party web hosting providers could close their facilities without adequate notice. Any financial difficulties, up to and including bankruptcy, faced by its third-party web hosting providers or any of the service providers with whom they contract may have negative effects on Trulia’s business, the nature and extent of which are difficult to predict. If Trulia’s third-party web hosting providers are unable to keep up with its growing capacity needs, its business could be harmed.

Any errors, defects, disruptions, or other performance or reliability problems with Trulia’s network operations could cause interruptions in access to its products as well as delays and additional expense in arranging new facilities and services and could harm its reputation, business, operating results, and financial condition.

Trulia’s failure to protect confidential information of its users against security breaches could damage its reputation and brand and harm its business and operating results.

Trulia maintains sensitive information provided by users and advertisers. Trulia relies on encryption and authentication technology licensed from third parties to effect secure transmission of confidential information, including personally identifiable information and credit card numbers. Trulia may need to expend significant resources to protect against security breaches or to address problems caused by breaches. If it is unable to maintain the security of confidential information that is provided by its users, Trulia’s reputation and brand could be harmed and it may be exposed to a risk of loss or litigation and possible liability, any of which could harm its business and operating results.

Failure to adequately protect Trulia’s intellectual property could harm business and operating results.

Trulia’s business depends on its intellectual property, the protection of which is crucial to the success of its business. Trulia relies on a combination of patent, trademark, trade secret, and copyright law and contractual restrictions to protect its intellectual property. In addition, Trulia attempts to protect its intellectual property, technology, and confidential information by requiring its employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of Trulia’s confidential information, intellectual property, or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of its confidential information, intellectual property, or technology. Despite its efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of Trulia’s website features, software, and functionality or obtain and use information that Trulia considers proprietary.

Trulia has registered “Trulia” as a trademark in the United States, the European Union and Canada. Competitors may adopt service names similar to Trulia’s, thereby harming its ability to build brand identity and possibly leading to user confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term “Trulia.”

Trulia currently holds the “Trulia.com” Internet domain name and various other related domain names. The regulation of domain names in the United States is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars, or modify the requirements for holding domain names. As a result, Trulia may not be able to acquire or maintain all domain names that use the name Trulia.

Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce Trulia’s intellectual property rights, to protect its patent rights, trade secrets, and domain names and to determine the validity and scope of the proprietary rights of others. Trulia’s efforts to enforce or protect its proprietary rights may be ineffective and could result in substantial costs and diversion of resources, which could harm its business and operating results.

Intellectual property infringement assertions by third parties could result in significant costs and harm Trulia’s business and operating results.

Other parties have asserted, and may in the future assert, that Trulia has infringed their intellectual property rights. Such litigation may involve patent holding companies or other adverse patent owners who have no relevant product revenue, and therefore Trulia’s issued and pending patents may provide little or no deterrence. Trulia could also be required to pay damages in an unspecified amount. For example, in September 2011, Trulia entered into a settlement agreement with CIVIX-DDI LLC, or CIVIX, relating to a claim by CIVIX that Trulia infringed two CIVIX patents relating to searching and locating real estate. Under the settlement agreement, Trulia agreed to pay CIVIX to settle the litigation.

In addition, on September 12, 2012, Zillow, Inc., or Zillow, filed a lawsuit against Trulia in the United States District Court for the Western District of Washington, alleging that Trulia infringes on one U.S. patent held by it. The lawsuit alleges that one component of the Trulia Estimates feature infringes upon Zillow’s patent insofar as Trulia Estimates allows homeowners to claim their homes and provide additional information about the properties, which enables Trulia to update the valuation estimates for such properties. Trulia started offering Trulia Estimates feature in 2011. Zillow is seeking a permanent injunction against the alleged infringement, compensatory damages, and attorneys’ fees. Trulia filed a motion to dismiss Zillow’s complaint on December 19, 2012. The court deferred ruling on the motion to dismiss because the Federal Circuit Court of Appeals is expected to soon provide guidance on the question raised in the motion.

The foregoing litigation matters could cause Trulia to incur significant expenses and costs. In addition, the outcome of any litigation is inherently unpredictable, and as a result of these litigation matters, Trulia may be required to pay damages, an injunction may be entered against Trulia that requires it to change certain features in its marketplace, or a license or other right to continue to deliver an unmodified version of such features may not be made available to Trulia at all or may require it to pay ongoing royalties and comply with unfavorable terms. Any of these outcomes could harm Trulia’s business. Even if Trulia were to prevail, these litigation matters could be costly and time-consuming, could divert the attention of management and key personnel from business operations, and may discourage consumers, real estate professionals, and advertisers from using Trulia’s marketplace.

From time to time, Trulia also has other claims brought against it by third parties alleging infringement of their intellectual property. Trulia cannot predict whether other assertions of third-party intellectual property rights or claims arising from such assertions will substantially harm Trulia’s business and operating results. The defense of these claims and any future infringement claims, whether they are with or without merit or are determined in Trulia’s favor, may result in costly litigation and diversion of technical and management personnel. Furthermore, an adverse outcome of a dispute may require Trulia to pay damages, potentially including treble damages and attorneys’ fees, if it is found to have willfully infringed a party’s patent or copyright rights; cease making, licensing or using products that are alleged to incorporate the intellectual property of others; expend additional development resources to redesign its products; and enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to Trulia, or at all. In any event, Trulia may need to license intellectual property which would require it to pay royalties or make one-time payments. Even if these matters do not result in litigation or are resolved in Trulia’s favor or without significant cash settlements, the time and resources necessary to resolve them could harm its business, operating results, financial condition, and reputation.

Valuation and other proprietary data may be subject to disputes.

Trulia provides data that is relevant to the decision to purchase a home and some of this data is subject to revision, interpretation, or dispute. For example, the Trulia Estimates tool provides users with home valuations and is based on algorithms Trulia has developed to analyze third-party data. Trulia revises its algorithms regularly, which may cause valuations to differ from those previously provided. Consumers and real estate professionals sometimes disagree with the estimates. Any such variation in or disagreements about the estimates that Trulia presents could result in negative user feedback, harm Trulia’s reputation, or lead to legal disputes.

Trulia is subject to payments-related risks.

Trulia accepts payments using a variety of methods, including credit and debit cards. For certain payment methods, including credit and debit cards, Trulia pays bank interchange and other fees, which may increase over time and raise operating costs and lower profitability. Trulia relies on third parties to provide payment processing services, including the processing of credit and debit cards, and Trulia’s business would be disrupted if these companies become unwilling or unable to provide these services. Trulia is also subject to payment card association operating rules, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make compliance difficult or impossible. If Trulia fails to comply with these rules or requirements, it may be subject to fines and higher transaction fees and lose its ability to accept credit and debit card payments from consumers or facilitate other types of online payments, and Trulia’s business and operating results could be adversely affected.

Trulia’s business is subject to a variety of state and federal laws, many of which are unsettled and still developing and which could subject Trulia to claims or otherwise harm its business.

Trulia is subject to a variety of federal and state laws, including laws regarding data retention, privacy, and consumer protection, that are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to Trulia are often uncertain and may be conflicting. For example, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content provided by users. In addition, regulatory authorities are considering a number of legislative and regulatory proposals concerning data protection and other matters that may be applicable to Trulia’s business. Changes to existing laws or regulations or the adoption of new laws or regulations could negatively affect business. It is difficult to predict how existing laws will be applied to Trulia’s business and the new laws to which it may become subject.

If Trulia is unable to implement and maintain effective internal control over financial reporting in the future, the accuracy, and timeliness of its financial reporting may be adversely affected.

The Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that Trulia assess the effectiveness of its internal control over financial reporting annually and the effectiveness of its disclosure controls and procedures quarterly. If Trulia is not able to comply with the requirements of the Sarbanes-Oxley Act in a timely manner, the market price of Trulia stock could decline and Trulia could be subject to sanctions or investigations by the NYSE, the SEC, or other regulatory authorities, which would require additional financial and management resources. In connection with the audit of Trulia’s financial statements for 2009, 2010, and 2011, Trulia identified a material weakness in the design and operating effectiveness of its internal control over financial reporting that was the result of a lack of a sufficient number of qualified personnel within the accounting department that possessed an appropriate level of expertise to perform certain accounting functions. A material weakness is a deficiency, or a combination of deficiencies, that creates a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Although Trulia has remediated this material weakness, it cannot assure you that there will not be material weaknesses in its internal control over financial reporting in the future.

Trulia has not performed an evaluation of its internal control over financial reporting, such as required by Section 404 of the Sarbanes-Oxley Act, nor has it engaged its independent registered public accounting firm to perform an audit of its internal control over financial reporting as of any balance sheet date or for any period reported in its financial statements. Had Trulia performed such an evaluation or had its independent registered public accounting firm performed an audit of Trulia’s internal control over financial reporting, control deficiencies, including material weaknesses and significant deficiencies, may have been identified. In addition, Trulia is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, and as such may elect to avail itself of the exemption from the requirement that its independent registered public accounting firm audit its internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act until Trulia ceases to be an “emerging growth company.” See “—Trulia is an “emerging growth company,” and any decision on its part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make Trulia’s common stock less attractive to investors,” for additional risks relating to Trulia’s “emerging growth company” status.

If Trulia is unable to maintain effective internal control over financial reporting to meet the demands placed upon it as a public company, including the requirements of the Sarbanes-Oxley Act, it may be unable to accurately report its financial results, or report them within the timeframes required by law or exchange regulations.

Complying with the laws and regulations affecting public companies has increased and may continue to increase Trulia’s costs and the demands on management and could harm its operating results.

As a public company, Trulia has incurred and expects to continue to incur significant legal, accounting, and other expenses. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and the NYSE impose various requirements on public companies, including requiring changes in corporate governance practices. Trulia’s management and other personnel have devoted and will need to continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased and will continue to increase Trulia’s legal, accounting, and financial compliance costs and have made and will continue to make some activities more time-consuming and costly. These rules and regulations could also make it more difficult for Trulia to attract and retain qualified persons to serve on its board of directors or board committees or as executive officers.

In addition, the Sarbanes-Oxley Act requires, among other things, that Trulia assess the effectiveness of its internal control over financial reporting annually and the effectiveness of its disclosure controls and procedures quarterly. In particular, Trulia will need to perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on, and Trulia’s independent registered public accounting firm potentially to attest to, the effectiveness of its internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, or Section 404. As an “emerging growth company” Trulia may elect to avail itself of the exemption from the requirement that its independent registered public accounting firm attest to the effectiveness of Trulia’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. However, Trulia may no longer avail itself of this exemption when it ceases to be an “emerging growth company” and, when its independent registered public accounting firm is required to undertake an assessment of Trulia’s internal control over financial reporting, the cost of compliance with Section 404 will correspondingly increase. Trulia’s compliance with applicable provisions of Section 404 will require that it incur substantial accounting expense and expend significant management time on compliance-related issues as it implements additional corporate governance practices and comply with reporting requirements. Moreover, if Trulia is not able to comply with the applicable requirements of Section 404 in a timely manner, or if Trulia or its independent registered public accounting firm identifies deficiencies in its internal control over financial reporting that are deemed to be material weaknesses, the market price of Trulia’s stock could decline, and Trulia could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Furthermore, investor perceptions of Trulia may suffer if deficiencies are found, and this could cause a decline in the market price of its stock. Irrespective of compliance with Section 404, any failure of Trulia’s internal control over financial reporting could have a material adverse effect on its stated operating results and harm its reputation. If Trulia is unable to implement these changes effectively or efficiently, it could harm operations, financial reporting, or financial results and could result in an adverse opinion on internal control from its independent registered public accounting firm.

Trulia is an “emerging growth company,” and any decision on its part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make Trulia’s common stock less attractive to investors.

Trulia is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act enacted in April 2012, and, for as long as Trulia continues to be an “emerging growth company,” it may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to have its independent registered public accounting firm audit its internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Trulia could be an “emerging growth company” until December 31, 2017; however, if it has more than $1.0 billion in annual revenue, if the market value of its common stock that is held by non-affiliates exceeds $700 million as of June 30 of any year, or Trulia issues more than $1.0 billion of non-convertible debt over a three-year period before the end of that five-year period, Trulia would cease to be an “emerging growth company” as of the following December 31. Trulia cannot predict if investors will find its common stock less attractive if it chooses to rely on these exemptions. If some investors find Trulia’s common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for Trulia common stock and its stock price may be more volatile.

Under the Jumpstart Our Business Startups Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Trulia has irrevocably elected not to avail itself of this exemption from new or revised accounting standards, and, therefore, it will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Trulia has pledged substantially all of its assets, which will include all of Market Leader’s assets upon the closing of the merger, to secure indebtedness.

On September 15, 2011, Trulia entered into a loan and security agreement with Hercules Technology Growth Capital, Inc., or Hercules, providing for a secured term loan facility, or the credit facility, in an aggregate principal amount of up to $20.0 million to be used for general business purposes. Indebtedness Trulia incurs under this agreement is secured by substantially all of Trulia’s assets, which will include all of Market Leader’s assets upon the closing of the merger. This agreement contains customary affirmative and negative covenants, including covenants that limit or restrict Trulia’s ability to, among other things, incur additional indebtedness, grant liens, make investments, repurchase stock, pay dividends, transfer assets, merge or consolidate, and make acquisitions.

In May 2012, Trulia failed to comply with the covenant that required delivery of audited financial statements for the year ended December 31, 2011 within the time period set forth in the credit facility. Hercules granted a waiver arising from failure to comply with this reporting covenant. If Trulia defaults on its obligations under this agreement, Hercules may foreclose on Trulia’s assets to repay its outstanding obligations to Hercules, which would materially and adversely impact Trulia’s business. As of March 31, 2013, Trulia had drawn $10.0 million in term loans under the credit facility, and the drawdown period for the remaining $10.0 million expired on December 31, 2012. If Trulia defaults on payments due pursuant to the credit facility and is forced to sell assets to satisfy these obligations, its business would be materially and adversely affected.

Trulia’s operating results may be harmed if it is required to collect sales taxes for its products.

There is general uncertainty in the industry about the obligation of Internet-based businesses to collect and remit sales taxes in jurisdictions where their commerce is solely virtual. In the current climate, it is possible that one or more states or countries could seek to impose sales or other tax collection obligations on Trulia or its subscribers with regards to Trulia’s products, which taxes may be applicable to past sales. A successful assertion that Trulia should be collecting additional sales or other taxes on its products could result in substantial tax liabilities for past sales, discourage subscribers from purchasing its products, or otherwise harm its business and operating results.

If Trulia fails to expand effectively into adjacent markets, its growth prospects could be harmed.

Trulia intends to expand operations into adjacent markets, such as rentals, mortgages, and home improvement, and into international geographies. It may incur losses or otherwise fail to enter these markets successfully. Trulia’s expansion into these markets will place it in competitive environments with which it is unfamiliar and involves various risks, including the need to invest significant resources and the possibility that returns on such investments will not be achieved for several years, or at all. In attempting to establish a presence in new markets, Trulia expects to incur significant expenses and face various other challenges, such as expanding its sales force and management personnel to cover these markets. For example, in September 2012, Trulia introduced a mortgage product through which it provides real-time mortgage quotes to users. Trulia currently obtains mortgage quotes from a single third-party partner. While the third-party partner is obligated under an agreement to continue to provide real-time mortgage quotes and to support Trulia until August 2013, Trulia cannot guarantee that it will be able to continue to obtain mortgage quotes from this third partner beyond. If Trulia is unable to add additional real-time mortgage quote providers, find replacement real-time mortgage quote providers on similar or better terms or Trulia is unable to integrate with other providers, Trulia’s expansion into the mortgage market will be hindered and its business and operating results may suffer.

Trulia may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

Trulia intends to continue to make investments to support its business growth and may require additional funds to respond to business challenges, including the need to develop new features and products or enhance existing products, improve operating infrastructure, or acquire complementary businesses and technologies. Accordingly, Trulia may need to engage in equity or debt financings to secure additional funds. Existing shareholders will suffer dilution as a result of this exchange offering. Additionally, if Trulia raises funds through future issuances of equity or convertible debt securities, existing Trulia shareholders and Market Leader shareholders that receive Trulia stock in connection with the merger could suffer significant ownership dilution, and any new equity securities issued could have rights, preferences, and privileges superior to those of holders of Trulia common stock. Trulia expects to issue approximately 4.2 million shares of its common stock and to pay approximately $162 million in cash to shareholders of Market Leader in connection with the proposed merger. Payment of the cash and equity consideration at closing will reduce capital on hand to support business growth and result in significant dilution to existing Trulia shareholders. Any debt financing Trulia secures in the future could involve restrictive covenants relating to its capital raising activities and other financial and operational matters, which may make it more difficult for it to obtain additional capital and to pursue business opportunities, including potential acquisitions. Trulia may not be able to obtain additional financing on favorable terms, if at all. If Trulia is unable to obtain adequate financing or financing on terms satisfactory to it when Trulia requires, its ability to continue to support business growth and to respond to business challenges could be impaired, and its business may be harmed.

Risks Related to Ownership of Trulia Common Stock

Actual operating results may differ significantly from Trulia’s guidance.

From time to time, Trulia has released, and may continue to release guidance in its quarterly earnings conference call, quarterly earnings releases, or otherwise, regarding future performance that represents management’s estimates as of the date of release. This guidance, which includes forward-looking statements, has been and will be based on projections prepared by management. These projections are not prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants, and neither Trulia’s registered public accountants nor any other independent expert or outside party compiles or examines the projections. Accordingly, no such person expresses any opinion or any other form of assurance with respect to the projections.

Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Trulia’s control and are based upon specific assumptions with respect to future business decisions, some of which will change. Trulia intends to state possible outcomes as high and low ranges which are intended to provide a sensitivity analysis as variables are changed but are not intended to imply that actual results could not fall outside of the suggested ranges. The principal reason that Trulia releases guidance is to provide a basis for management to discuss Trulia’s business outlook with analysts and investors. Trulia does not accept any responsibility for any projections or reports published by any such third parties.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the guidance furnished by us will not materialize or will vary significantly from actual results. Accordingly, Trulia’s guidance is only an estimate of what management believes is realizable as of the date of release. Actual results may vary from the guidance and the variations may be material. In light of the foregoing, investors are urged not to rely upon Trulia’s guidance in making an investment decision regarding Trulia common stock.

Any failure to successfully implement Trulia’s operating strategy or the occurrence of any of the events or circumstances set forth in this “Risk Factors” section in this Registration Statement could result in the actual operating results being different from Trulia’s guidance, and the differences may be adverse and material.

Concentration of ownership among existing executive officers, directors, and their affiliates may prevent new investors from influencing significant corporate decisions.

As of June 30, 2013, Trulia’s executive officers, directors, and holders of 5% or more of outstanding Trulia common stock beneficially own, in the aggregate, a majority of Trulia’s outstanding shares of common stock. Some of these persons or entities may have interests that are different from other holders of Trulia common stock. For example, these shareholders may support proposals and actions with which you may disagree or which are not in your interests. These shareholders will be able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendment of Trulia’s certificate of incorporation, and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of Trulia or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders, which in turn could reduce the price of Trulia common stock. Following the merger, it is anticipated that these shareholders will continue to beneficially own, in the aggregate, a significant portion of Trulia’s outstanding shares of common stock, although such portion may not constitute a majority.

The price of Trulia common stock may be volatile, and you could lose all or part of your investment.

The trading price of Trulia common stock has fluctuated and may continue to fluctuate substantially. Since shares of Trulia common stock were sold in its initial public offering, or the IPO, in September 2012 at a price of $17.00 per share, the reported high and low sales prices of Trulia common stock have ranged from $14.69 to $38.22 through July 11, 2013. The trading price of Trulia common stock depends on a number of factors, including those described in this “Risk Factors” section, many of which are beyond Trulia’s control and may not be related to operating performance. These fluctuations could cause holders of Trulia common stock to lose all or part of their investment in Trulia common stock since they might be unable to sell their shares at or above the price originally paid. Factors that could cause fluctuations in the trading price of Trulia common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the market prices and trading volumes of high technology stocks;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in Trulia’s industry in particular;

•	sales of shares of Trulia common stock by Trulia or its shareholders;

•

failure of securities analysts to maintain coverage of Trulia, changes in financial estimates by any securities analysts who follow Trulia, or failure to meet these estimates or the expectations of investors;

•	the financial projections Trulia may provide to the public, any changes in those projections, or Trulia’s failure to meet those projections;

•	announcements by Trulia or its competitors of new products;

•	the public’s reaction to Trulia’s press releases, other public announcements, and filings with the SEC;

•	rumors and market speculation involving Trulia or other companies in its industry;

•	actual or anticipated changes in Trulia’s operating results or fluctuations in its operating results;

•	actual or anticipated developments in Trulia’s business, its competitors’ businesses, or the competitive landscape generally;

•	litigation involving Trulia, its industry or both, or investigations by regulators into Trulia’s operations or those of its competitors;

•	developments or disputes concerning Trulia’s intellectual property or other proprietary rights;

•	announced or completed acquisitions of businesses or technologies by Trulia or its competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to Trulia’s business;

•	changes in accounting standards, policies, guidelines, interpretations, or principles;

•	any significant change in Trulia’s management;

•	conditions in the real estate industry or changes in mortgage interest rates; and

•	general economic conditions and slow or negative growth of Trulia’s markets.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of Trulia common stock, regardless of Trulia’s actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market prices of a particular companies’ securities, securities class action litigations have often been instituted against these companies. Litigation of this type, if instituted against Trulia, could result in substantial costs and a diversion of management’s attention and resources.

Future sales of shares by existing shareholders could cause Trulia’s stock price to decline.

The market price of Trulia common stock could decline as a result of sales of a large number of shares of Trulia common stock in the market, particularly sales by its directors, executive officers, employees and significant shareholders, and the perception that these sales could occur may also depress the market price of Trulia common stock. As of June 30, 2013, Trulia had 32,285,525 shares of common stock outstanding.

As of June 30, 2013 an aggregate of 3,372,377 shares are entitled, under contracts providing for registration rights, to require Trulia to register shares of its common stock owned by them for public sale in the United States. In addition, Trulia filed a registration statement to register the approximately 6,112,904 shares reserved for future issuance under its equity compensation plans. Subject to the satisfaction of applicable exercise periods, the shares of common stock issued upon exercise of outstanding options will be available for immediate resale in the United States in the open market.

Substantial sales of Trulia common stock may make it more difficult for Trulia to sell equity securities in the future at a time and at a price that Trulia deems appropriate. These sales also could cause Trulia’s stock price to fall and make it more difficult for holders to sell shares of Trulia common stock.

Anti-takeover provisions contained in Trulia’s certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Trulia’s amended and restated certificate of incorporation, amended and restated bylaws, and Delaware law contain provisions which could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by Trulia’s board of directors. Trulia’s corporate governance documents include provisions:

•	providing for a classified board of directors whose members serve staggered three-year terms;

•

authorizing “blank check” preferred stock, which could be issued by the board of directors without shareholder approval and may contain voting, liquidation, dividend, and other rights superior to Trulia common stock;

•	limiting the liability of, and providing indemnification to, Trulia’s directors and officers;

•	limiting the ability of Trulia shareholders to call and bring business before special meetings;

•	requiring advance notice of shareholder proposals for business to be conducted at meetings of Trulia shareholders and for nominations of candidates for election to the board of directors;

•	controlling the procedures for the conduct and scheduling of board of directors and shareholder meetings; and

•	providing Trulia’s board of directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in Trulia’s management.

As a Delaware corporation, Trulia is also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some shareholders holding more than 15% of outstanding Trulia common stock from engaging in certain business combinations without approval of the holders of substantially all of the outstanding Trulia common stock.

Any provision of Trulia’s amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for Trulia shareholders to receive a premium for their shares of Trulia common stock, and could also affect the price that some investors are willing to pay for Trulia common stock.

If securities or industry analysts do not publish or cease publishing research or reports about Trulia, its business or its market, or if they change their recommendations regarding Trulia stock adversely, Trulia’s stock price and trading volume could decline.

The trading market for Trulia common stock has been and may continue to be influenced by the research and reports that industry or securities analysts may publish about Trulia, its business, its market, or its competitors. If any of the analysts who covers Trulia change their recommendation regarding its stock adversely, or provide more favorable relative recommendations about Trulia’s competitors, its stock price would likely decline. If any analyst who covers Trulia were to cease coverage of Trulia or fail to regularly publish reports on Trulia, Trulia could lose visibility in the financial markets, which in turn could cause its stock price or trading volume to decline.

Trulia does not expect to declare any dividends in the foreseeable future.

Trulia does not anticipate declaring any cash dividends to holders of Trulia common stock in the foreseeable future. In addition, the terms of Trulia’s credit facility currently prohibit paying cash dividends on capital stock. Consequently, investors may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase Trulia common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements generally relate to future events or future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Trulia’s and Market Leader’s expectations, strategy, plans or intentions. Trulia’s and Market Leader’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including but not limited to:

•	the risk that Market Leader shareholders may fail to approve the merger proposal;

•	the risk that required governmental approvals for the merger will not be obtained;

•	the risk that Trulia and Market Leader will be unable to consummate the merger on the terms set forth in the merger agreement for any reason;

•	the possibility that costs, difficulties or disruptions related to the integration of Market Leader’s operations into Trulia will be greater than expected;

•	the risk that growth opportunities will not be realized or realized to the extent anticipated;

•	the risk that Trulia following the merger will not realize on its financing or operating strategies;

•	the price of, market for, and the potential market price volatility of Trulia’s common stock;

•	the risk that litigation in respect of either company or the merger could arise;

•	the risk that disruption caused by the merger that make it difficult to maintain certain strategic relationships;

•	the ability of the combined company to innovate and provide a superior user experience;

•	the sufficiency of Trulia’s cash and cash equivalents to meet its liquidity needs following the merger, whether caused by unanticipated increases in capital expenditures or otherwise;

•	Trulia’s ability to increase the number of consumers using its website and mobile applications;

•	changes in laws and regulations applicable to Market Leader and/or Trulia;

•	the continued availability of home listing and other information relevant to the real estate industry;

•	the effects of the market for real estate and general market, labor and economic and related conditions on the business of the combined company;

•	the ability of Trulia to attract and retain qualified employees and key personnel;

•

the ability of Trulia to attract and retain real estate professionals that subscribe to its products, and to optimize the pricing for such products, and advertisers that purchase display advertising on its website;

•	the growth in the usage of Trulia’s mobile applications and its ability to successfully monetize this usage; and

•

the other factors discussed in the section entitled “Risk Factors” and in Trulia’s and Market Leader’s filings with the SEC, including their respective Annual Reports on Form 10-K for 2012, as may be updated by their subsequent Quarterly Reports on Form 10-Q.

Due to these risks and uncertainties, there can be no assurances that the results anticipated by the forward-looking statements of Trulia or Market Leader will occur, that their respective judgments or assumptions will prove correct or that unforeseen developments will not occur. Accordingly, you are cautioned not to place undue reliance upon any forward-looking statements of Trulia or Market Leader, which speak only as of the date made. Trulia and Market Leader undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, except as required by law.

THE MARKET LEADER SPECIAL MEETING

This proxy statement/prospectus is being furnished to Market Leader shareholders in connection with the solicitation of proxies by the Market Leader board of directors in connection with the special meeting.

This proxy statement/prospectus and the enclosed proxy card(s) are first being sent to Market Leader shareholders on or about July 17, 2013.

Date, Time and Place of the Special Meeting

The Market Leader special meeting will take place on August 16, 2013, at 9:00 a.m., local time, at Market Leader’s offices, 11332 NE 122nd Way, Suite 200, Kirkland, WA 98034.

Purpose of the Market Leader Special Meeting

At the special meeting you will be asked to consider and vote upon:

Proposal 1.	a proposal to approve the Agreement and Plan of Merger, dated as of May 7, 2013, by and among Market Leader, Trulia, Inc., and Mariner Acquisition Corp., which is referred to herein as the merger proposal;
Proposal 2.	a proposal to approve, on a non-binding, advisory basis, the compensation payable to Market Leader’s named executive officers that is based on or otherwise relates to the merger, which is referred to herein as the merger-related compensation payments proposal, as discussed under the section entitled “The Merger—Interests of Market Leader’s Directors and Executive Officers in the Merger—Quantification of Potential Payments to Market Leader Named Executive Officers in Connection with the Merger”; and
Proposal 3.	a proposal to adjourn the Market Leader special meeting to solicit additional proxies in favor of the proposal to approve the merger proposal if there are not sufficient votes at the time of such adjournment to approve the merger proposal;

At the special meeting, Market Leader may also conduct any other business properly brought before the special meeting and any adjournment or postponement thereof.

Recommendations of the Market Leader Board of Directors

The Market Leader board of directors reviewed and considered the terms and conditions of the merger agreement and the transactions contemplated thereby, including the merger and, after careful consideration, has unanimously:

•	determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable, fair to, and in the best interests of, Market Leader and its shareholders;

•	adopted the merger agreement and approved the transactions contemplated thereby, including the merger; and

•	resolved to recommend the approval of the merger agreement to Market Leader’s shareholders.

The Market Leader board of directors unanimously recommends that Market Leader’s shareholders vote “FOR” the merger proposal, “FOR” the approval, on a non-binding, advisory basis, of the merger-related compensation payments proposal and “FOR” the adjournment of the special meeting, if necessary to solicit additional proxies.

Record Date; Stock Entitled to Vote

Only holders of record of shares of Market Leader common stock at the close of business on July 15, 2013 are entitled to notice of, and to vote at, the Market Leader special meeting and at any adjournment of the meeting. This date is referred to as the record date for the Market Leader special meeting. Beginning ten days before the special meeting, a list of Market Leader shareholders of record entitled to vote at the Market Leader special meeting will be available during regular business hours at Market Leader’s executive offices and principal place of business at 11332 NE 122nd Way, Suite 200, Kirkland, WA 98034 for inspection by shareholders of record of Market Leader for any purpose germane to the special meeting. The list will also be available at the special meeting.

In connection with entering into the merger agreement, each of the directors and executive officers of Market Leader and their respective permitted transferees, as applicable, in their individual capacities, each of whom are referred to herein as a supporting shareholder, entered into voting agreements pursuant to which the supporting shareholders agreed to, among other things, vote their shares of Market Leader common stock (i) in favor of the merger proposal and (ii) against approval of any proposal made in opposition to, in competition with, or inconsistent with, the merger agreement or the merger or any other transactions contemplated by the merger agreement. In addition, the supporting shareholders agreed not to directly or indirectly transfer their respective shares of Market Leader common stock during the term of the voting agreement, subject to certain limited exceptions. The voting agreements may not be terminated by the supporting shareholders even if the Market Leader board of directors has withdrawn or changed its recommendation in favor of the transaction with Trulia and, in such instances, the supporting shareholders would be required to vote to approve the merger proposal. As of the record date, the supporting shareholders as a group owned and were entitled to vote 3,014,354 shares of Market Leader common stock, or approximately 11% of the outstanding shares of Market Leader common stock on that date.

Quorum

A quorum is necessary to hold a valid special meeting of Market Leader shareholders. A quorum will be present at the Market Leader special meeting if the holders of a majority of the outstanding shares of the common stock of Market Leader entitled to vote on the record date are present, in person or by proxy. If a quorum is not present at the Market Leader special meeting, Market Leader expects the presiding officer to adjourn the special meeting in order to solicit additional proxies. Abstentions and broker non-votes (as described below), if any, will be counted as present for purposes of determining whether a quorum is present.

Required Vote

Proposal 1.	The approval of the merger proposal requires the affirmative vote of the shareholders of record as of the record date holding a majority of all outstanding shares of Market Leader’s common stock.

Your failure to vote, in the case you are the record holder of shares, or instruct your broker, bank or other nominee to vote, in the case you hold shares in street name, will have the same effect as a vote against the merger proposal.

Proposal 2.

The approval, on a non-binding, advisory basis, of the merger-related compensation payable to Market Leader’s named executive officers that is based on or otherwise relates to the merger requires that the votes cast in favor of this proposal exceed the votes cast against this proposal.

Proposal 3.

The approval of the adjournment of the special meeting, to solicit additional proxies in favor of the merger proposal if there are not sufficient votes at the time of such adjournment to approve the merger proposal and the merger, requires the affirmative vote of the holders of a majority of the shares of Market Leader common stock present, in person or by proxy, at the special meeting and entitled to vote thereon, if a quorum is not present. If a quorum is present, the approval of the adjournment of the special meeting to solicit proxies in favor of the merger proposal if there are not sufficient votes at the time of such adjournment to approve the merger proposal, requires that the votes cast in favor of the adjournment proposal exceed the votes cast against the merger proposal.

Voting Rights

Each Market Leader shareholder is entitled to one vote for each share of Market Leader common stock owned as of the record date. As of the close of business on the record date, there were 27,346,211 issued and outstanding shares of Market Leader common stock. As of the record date, the directors and executive officers and their affiliates as a group owned and were entitled to vote 2,929,354 shares of Market Leader common stock, or approximately 11% of the shares of Market Leader common stock on that date.

Abstentions and Broker Non-Votes

In accordance with the rules of the Nasdaq Global Select Market, brokers who hold shares of Market Leader common stock in street name for their customers have authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are precluded from exercising their voting discretion with respect to non-routine matters, such as the merger proposal, the proposal to approve the merger-related compensation for named executive officers and the adjournment proposal. As a result, absent specific instructions from the beneficial owner of such shares, brokers are not empowered to vote such shares, which we refer to generally as “broker non-votes” in this proxy statement/prospectus.

Your abstention from voting and broker non-votes, if any, will have the same effect as a vote against the merger proposal and, if a quorum is not present, the adjournment proposal. Abstentions and broker non-votes are not counted as votes “for” or “against” the merger-related compensation payments proposal or, if a quorum is present, the adjournment proposal and therefore do not affect the outcome.

Voting at the Special Meeting

Whether or not you plan to attend the Market Leader special meeting, please promptly vote your shares of Market Leader common stock by proxy or, if you hold your shares in street name, instruct your broker, bank or other nominee how to vote, to ensure your shares are represented at the meeting. You may also vote in person at the Market Leader special meeting.

Voting in Person

If you plan to attend the Market Leader special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares of Market Leader common stock are held in street name, which means your shares of Market Leader common stock are held of record by a broker, bank or other nominee, and you wish to vote at the Market Leader special meeting, you must bring to the Market Leader special meeting a legal proxy from the record holder (your broker, bank or nominee) of the shares of Market Leader common stock authorizing you to vote at the Market Leader special meeting.

Voting by Proxy; Voting Instructions

Shareholders of Record: You should vote your proxy even if you plan to attend the Market Leader special meeting. You can always change your vote at the Market Leader special meeting. Registered shareholders may vote by mail, by telephone or by Internet.

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To vote by mail, please complete, sign, date and mail your proxy card in the postage prepaid envelope provided. Proxies should be mailed sufficiently in advance to ensure receipt prior to the special meeting.

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To vote by telephone, call toll-free 1-800-652-VOTE (8683) from any touch-tone telephone and follow the instructions. Have your proxy card available when you call. If you vote by phone, you do not need to mail your proxy card. Telephone voting is available until 11:59 p.m., Eastern Time, on August 15, 2013.

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You can vote on the Internet at www.investorvote.com/LEDR. Have your proxy card in hand when going online and follow the online instructions. If you vote by the Internet, you do not need to mail your proxy card. Internet voting is available up until 11:59 p.m., Eastern Time, on August 15, 2013.

Your enclosed proxy card includes specific instructions for voting your shares of Market Leader common stock. Market Leader’s electronic voting procedures are designed to authenticate your identity and to ensure that your votes are accurately recorded. When the accompanying proxy is returned properly executed, the shares of Market Leader common stock represented by it will be voted at the Market Leader special meeting or any adjournment thereof in accordance with the instructions contained in the proxy.

If you return your signed proxy card without indicating how you want your shares of Market Leader common stock to be voted with regard to a particular proposal, your shares of Market Leader common stock will be voted in favor of each such proposal. Proxy cards that are returned without a signature will not be counted as present at the Market Leader special meeting and cannot be voted.

If the special meeting is postponed or adjourned for any reason, at any subsequent reconvening of the special meeting all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the special meeting, except for any proxies that have at that time effectively been revoked or withdrawn, even if the proxies had been effectively voted on the same or any other matter at a previous meeting.

Shares Held in Street Name: If your shares are held of record in the name of a bank, broker or other nominee you should follow the separate instructions that the nominee provides to you. Although most banks and brokers now offer telephone and Internet voting, availability and specific processes will depend on their voting arrangements.

Revocation of Proxies or Voting Instructions

If you are a registered holder and give your proxy card to Market Leader or vote by telephone or the Internet, you have the power to revoke your proxy or change your vote by taking any of the following actions before your proxy is voted at the special meeting:

•	voting again by telephone or Internet any time prior to 11:59 p.m., Eastern Time, on August 15, 2013;

•	notifying the Secretary of Market Leader in writing no later than the beginning of the special meeting of your revocation;

•	delivering to the Secretary of Market Leader no later than the beginning of the special meeting a revised signed proxy card bearing a later date; or

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attending the special meeting and voting in person, which will automatically cancel any proxy previously given, or revoking your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

If your shares are held in street name by your broker, bank or other nominee, you should contact them to change your vote.

Notice of revocation or your new proxy must be delivered to Market Leader’s Corporate Secretary at 11332  NE 122nd St, Suite 200, Kirkland, Washington 98034.

Other Matters

As of the date of this proxy statement/prospectus, the Market Leader board of directors does not know of any other business to be presented for consideration at the special meeting. If other matters properly come before the special meeting, the persons named in the accompanying form of proxy intend to vote on such matters based on their best judgment and they intend to vote the shares as the Market Leader board of directors may recommend.

Solicitation of Proxies

In addition to the use of the mail, proxies may be solicited by officers and directors and regular employees of Market Leader and Trulia, without additional remuneration, by personal interview, telephone, facsimile or otherwise. Market Leader will also request brokers, banks and nominees to forward proxy materials to the beneficial owners of shares of Market Leader common stock held of record on the record date, the cost of which will be borne by Market Leader. Market Leader has retained Georgeson, Inc. to assist in its solicitation of proxies and has agreed to pay them a fee of approximately $8,500 plus reasonable expenses, for these services.

Additional Questions

If you have questions about the merger agreement, the merger or the merger proposal or the other matters to be voted on at the special meeting or desire additional copies of this proxy statement/prospectus or additional proxy cards, you should contact Georgeson, Inc., Market Leader’s proxy solicitor, toll-free at (866) 695-6078 (banks and brokers toll-free collect at (800) 223-2064).

THE COMPANIES

Trulia

Trulia is redefining the home search experience for consumers and changing the way that real estate professionals build their businesses. Trulia’s marketplace, delivered through the web and mobile applications, gives consumers powerful tools to research homes and neighborhoods and enables real estate professionals to efficiently market their listings and attract new clients. Trulia believes it delivers the best home search experience by combining Trulia’s superior user interface with its comprehensive database of real estate properties, local insights, and user-generated content. Trulia offers free and subscription products that provide real estate professionals with access to transaction-ready consumers and help them enhance their online presence. As of the three months ended March 31, 2013, Trulia had 31.3 million monthly unique visitors. As of the three months ended March 31, 2013, Trulia had more than 389,000 active real estate professionals in its marketplace, 27,900 of whom were paying subscribers.

Trulia’s common stock is traded on the NYSE under the symbol “TRLA.” The principal executive offices of Trulia are located at 116 New Montgomery Street, Suite 300, San Francisco, CA 94105, and its telephone number is (415) 648-4358.

For more information regarding Trulia’s business, see the section entitled “Description of Trulia’s Business.”

Market Leader

Market Leader, founded in 1999, provides innovative online technology and marketing solutions for real estate professionals across the United States and Canada. Market Leader serves 135,000 real estate agents, brokerages and franchisors, offering complete end-to-end solutions that enable them to grow and manage their businesses. Market Leader’s subscription-based real estate marketing software and services help customers generate a steady stream of prospects, plus provide the systems and training they need to convert those prospects into clients. In addition, Market Leader’s national consumer real estate sites give its customers access to millions of future home buyers and sellers, while providing consumers with free access to the information they seek.

Shares of Market Leader common stock currently trade on the Nasdaq Global Select Market under the stock symbol “LEDR.” The principal executive offices of Market Leader are located at 11332 NE 122nd Way, Suite 200, Kirkland, WA 98034, and its telephone number is (425) 952-5500.

Additional information about Market Leader is included in documents incorporated by reference in this proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”

Mariner Acquisition Corp.

Mariner Acquisition Corp., a wholly owned subsidiary of Trulia, is a Washington corporation formed for the purpose of effecting the merger and is referred to herein as Merger Sub.

Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger.

THE MERGER

Effects of the Merger

The shareholders of Market Leader are being asked to approve the Agreement and Plan of Merger, dated as of May 7, 2013, by and among Market Leader, Trulia, Inc., and Mariner Acquisition Corp., as the agreement may be amended from time to time, which is referred to herein as the merger proposal.

Pursuant to the terms and subject to the conditions of the merger agreement, at the closing of the proposed transactions contemplated by the merger agreement, Merger Sub will be merged with and into Market Leader, and Market Leader will continue as the surviving corporation of the merger and as a wholly owned subsidiary of Trulia. Following the merger, Market Leader will no longer be a publicly traded corporation.

Background of the Merger

As part of its ongoing oversight of Market Leader’s business, Market Leader’s board of directors, with input from senior management, has from time to time discussed and evaluated its business, strategic direction, longer-term goals, performance and prospects. In the course of these discussions, Market Leader’s board of directors and certain members of senior management also discussed and reviewed various potential strategic alternatives involving possible acquisitions or business combinations that could complement and enhance Market Leader’s competitive strengths and strategic positions, as well as regularly considered Market Leader’s prospects as an independent company. In connection with the periodic consideration of strategic alternatives by Market Leader’s board of directors, from time to time, Market Leader’s senior management has communicated informally with representatives of other companies in the online residential real estate space that were considered potentially complementary and with other companies that represented a potential opportunity to expand Market Leader’s focus to other vertical markets that take advantage of its core competencies outside of the real estate arena.

At a board of directors meeting held on May 22, 2012, Market Leader’s directors, including Market Leader’s President and Chief Executive Officer, Ian Morris, reviewed and discussed the positive progress in Market Leader’s business results and improvement in its stock price over the past year, and discussed strategic alternatives to further enhance shareholder value. Mr. Morris outlined a plan to identify an investment bank to help inform the directors and senior management on this topic, which plan had the support of the directors. In May and June 2012, Mr. Morris and Jackie Davidson, Market Leader’s Chief Financial Officer, along with Nikesh Parekh, Market Leader’s Executive Vice-President of Product, held discussions with various investment banks. As a result of this process, senior management of Market Leader identified GCA Savvian Advisors, LLC, or GCA Savvian, as the preferred financial advisor to assist in the exploration of strategic alternatives and in June 2012 began to work with GCA Savvian on an informal basis.

On June 26, 2012, Mr. Morris, Ms. Davidson and Mr. Parekh met with representatives from GCA Savvian to provide a more in-depth review of the state of Market Leader’s business and financial outlook and to begin to work with GCA Savvian to identify strategic alternatives. Throughout July and August 2012, GCA Savvian worked with the senior management team at Market Leader to refine their understanding of the business. During this time, GCA Savvian and Market Leader’s senior management team also developed a list of potential buyers to contact. This list comprised prospective buyers that could have a strategic interest in Market Leader’s business. Prospective financial buyers, however, were judged unlikely to be interested in light of Market Leader’s relative size and lack of profitability and were, therefore, eliminated from further consideration.

During September and October 2012, GCA Savvian and Market Leader worked together to evaluate each of the potential strategic buyers on the initial list, resulting in a mutually agreed list of sixteen companies to contact as part of an assessment of the Market Leader’s strategic alternatives. The companies were selected on the basis of the assessment by Market Leader’s senior management, with advice from GCA Savvian, of a potential strategic fit and history of strategic acquisitions, and financial ability to effect an acquisition. Trulia was not among the list of companies initially selected for a variety of reasons, including that Trulia was in the midst of its initial public offering process at the time the list was initially developed and that Market Leader and GCA Savvian believed Trulia would likely be unable to pursue a significant merger or acquisition in the immediate term even after Trulia completed its initial public offering. Moreover, Market Leader and GCA Savvian believed that Trulia management was already sufficiently knowledgeable about Market Leader’s business and that depending on the outcome of their initial outreach efforts, they could always choose to contact Trulia at a later time.

During September and October 2012, an outreach effort occurred pursuant to which these sixteen companies were contacted by representatives of GCA Savvian or Market Leader to inquire about their interest in a potential acquisition of, or strategic combination with, Market Leader. For a variety of business reasons, thirteen of the companies contacted indicated they had no interest in pursuing discussions about a potential acquisition of, or other business combination with, Market Leader and one company never responded to the inquiry. Two companies — Company A and Company B — did express general interest in considering a possible acquisition at a later date, but preferred first to monitor Market Leader’s near-term performance. They also requested to be kept informed should another party demonstrate serious interest in a possible acquisition of Market Leader.

On October 24, 2012, Mr. Morris communicated via email with the Market Leader board of directors about the status of the assessment of strategic alternatives described above. Based on the lack of interest from most of the companies contacted, and the fact that Company A and Company B expressed no interest in pursuing immediate discussions, and in light of Market Leader’s current focus and opportunities for growth, the Market Leader board of directors determined not to engage in any formal outreach to a broader group of companies at that time.

In early October 2012, Mr. Parekh, in the normal course of his job responsibilities, spoke with Rob Cross, Trulia’s Senior Director of Business Development, to explore commercial and business development opportunities between the two companies. During the next two months, Mr. Parekh and Mr. Cross had several discussions regarding each company’s product offerings and possible aspects of a commercial relationship between the parties. In late November 2012, Mr. Cross expressed a high level of interest on the part of Trulia’s senior management team regarding the potential for a business relationship, and requested a site visit for him and two other Trulia executives to learn more about Market Leader’s products.

On December 3, 2012, Pete Flint, Chief Executive Officer of Trulia contacted Mr. Morris to express his interest in meeting with key executives at Market Leader to have preliminary discussions about a potential business combination.

Market Leader’s board of directors met for a regularly scheduled meeting on December 6, 2012. During the executive session, Mr. Morris briefed the directors about the meeting request from Trulia’s Chief Executive Officer, and the consensus of the board of directors was in favor of engaging in preliminary discussions with Trulia, to learn more about its interest and about its management’s initial thoughts on how a combination would be executed. The board of directors stated a preference for a majority of the consideration in any potential transaction to be cash, believing that a transaction providing significant immediate liquidity for shareholders would be preferable to a stock-for-stock transaction.

On December 13, 2012, Mr. Morris, Ms. Davidson and Mr. Parekh had a dinner meeting in Bellevue, Washington with members of Trulia’s senior management team: Mr. Flint, Sean Aggarwal, Trulia’s Chief Financial Officer, and Paul Levine, Trulia’s Chief Operating Officer. The individuals held an informal discussion regarding company histories, personal backgrounds and broad strategic outlook. Mr. Morris indicated Market Leader’s strong preference that any potential transaction would be structured with a majority of the consideration to be paid in cash. Following the meeting, Mr. Flint contacted Mr. Morris to confirm Trulia’s interest, and they agreed to hold further discussions.

Mr. Morris kept the Market Leader directors apprised of the meetings and discussions with Trulia via one-on-one phone conversations, as well as scheduled conference calls on December 19 and 21, 2012. On the December 21, 2012 conference call, representatives of GCA Savvian presented potential strategies to maximize valuation and reviewed valuation analyses. There was a discussion of the advantages and disadvantages of continuing to engage with Trulia and, following the discussion, the board of directors instructed Market Leader’s senior management to continue discussions with Trulia.

On December 22, 2012, Mr. Parekh sent a proposed meeting agenda to Mr. Levine, outlining proposed discussion topics for a meeting scheduled for January 7, 2013. On December 28, 2012, Trulia and Market Leader executed a confidentiality, non-disclosure and stand-still agreement to facilitate further discussions and negotiations.

On January 7, 2013, members of Trulia’s senior management team met with Mr. Morris, Ms. Davidson and Mr. Parekh. The meeting included separate presentations by each company, including business strategies, performance, product plans, business outlook and potential benefits of a combination. Mr. Aggarwal proposed additional meetings and discussions regarding the potential benefits of a business combination and to inform Trulia’s views on potential valuation, and also discussed a timeline for next steps in the process.

That meeting was followed by a conference call on January 11, 2013 between members of Trulia’s senior management and Mr. Morris, Ms. Davidson and Mr. Parekh to discuss potential benefits of a business combination of the two companies. A more in-depth discussion about benefits of the combination was held at a meeting on January 15 in New York City between members of the Trulia senior management team and Ms. Davidson and Mr. Parekh, with Mr. Morris joining by phone. Various strategic business opportunities were discussed, focused primarily on the potential revenue opportunities from cross-selling products, as well as improved customer retention and average revenue per customer from integration of the companies’ products. Mr. Aggarwal noted that Trulia had retained J.P. Morgan Securities LLC, or J.P. Morgan, as their financial advisor to help review a potential business combination.

In early January, 2013, the Market Leader board of directors authorized the engagement of GCA Savvian as Market Leader’s financial advisor, and on January 14, 2013, Market Leader entered into a letter agreement reflecting the terms of such engagement. The Market Leader board of directors determined to engage GCA Savvian based on its qualifications and expertise, and its involvement up to that point in assisting Market Leader in its consideration of strategic alternatives.

Throughout January and early February 2013, Mr. Morris kept the other directors apprised of the discussions with Trulia through individual phone conversations and other communications.

On February 5, 2013, a conference call occurred in which Mr. Morris, Ms. Davidson, and Mr. Parekh of Market Leader and Mr. Flint and Mr. Aggarwal of Trulia, as well as representatives from J.P. Morgan and GCA Savvian, participated. Mr. Flint indicated that Trulia remained interested in a potential combination. Mr. Aggarwal outlined Trulia’s view that it was considering preparing an offer for Market Leader at a premium to its then current trading price of $7.88 (February 5, 2013 closing price) and the mix of cash and Trulia stock that Trulia was then contemplating (proposed 50-60% cash and 40-50% stock). Trulia’s representatives told the Market Leader representatives that Trulia had been planning to raise capital to pursue acquisitions, briefed the Market Leader representatives on plans that were currently under consideration, and advised the Market Leader representatives that Trulia was suspending discussions relating to a potential business combination with Market Leader for the present time. At this meeting, the representatives of Market Leader did not provide any substantive response to the potential transaction terms outlined by the representatives of Trulia.

A meeting of Market Leader’s board of directors occurred on February 7, 2013. In addition to board members and other senior management of Market Leader, a representative of Perkins Coie LLP, Market Leader’s outside counsel, and representatives of GCA Savvian participated. At the meeting, the Perkins Coie representative reviewed certain legal considerations relating to a potential sale of Market Leader or other strategic transaction, including directors’ fiduciary duties generally, duties of directors when considering a sale of control or other significant transaction, and confidentiality and disclosure considerations. Following the meeting, Ms. Davidson distributed to the Market Leader directors a more detailed memorandum regarding fiduciary duties and related matters that had been prepared by Perkins Coie. GCA Savvian presented a summary of the recent discussions with Trulia, an overview of Market Leader’s recent stock price performance and a discussion of next steps in the process. The board of directors also discussed alternatives for further assessing interest from other companies, including Companies A and B, in a potential acquisition of Market Leader.

On March 15, 2013, Mr. Flint called Mr. Morris to express interest in resuming discussions regarding a potential business combination with Market Leader. Mr. Flint contacted Mr. Morris again on March 20, 2013 to schedule a call for the Trulia and Market Leader senior management teams and the companies’ respective financial advisors to discuss terms of a potential transaction. The telephonic meeting was held on March 28, during which Trulia’s senior management team presented a non-binding proposal summarizing the key terms of a potential combination. This proposal contemplated an acquisition of all of Market Leader’s outstanding shares at a price of $10.25 per share (comprised of 55% cash and 45% freely-tradable Trulia stock), proposed deal protections to be included in the definitive transaction agreement that included customary non-solicitation provisions, a “force the vote” provision, the ability of the Market Leader to change its recommendation in favor of the Trulia transaction in the event of a superior proposal, voting agreements with directors, executive officers and other selected shareholders, a break-up fee equal to 5% of the equity value of the transaction (plus reimbursement of Trulia’s expenses) payable if the Market Leader board of directors changed its recommendation, as well as other key terms relating to the proposed transaction.

A meeting of the Market Leader board of directors occurred on April 2, 2013, at which Trulia’s proposal was reviewed with Market Leader’s senior management, Gregg Eskenazi, Market Leader’s general counsel, and representatives of GCA Savvian and Perkins Coie. GCA Savvian led a discussion to review deal points outlined in the Trulia proposal. Extensive discussion was held regarding proposed terms, including deal pricing and deal protection provisions, with input from senior management and representatives of GCA Savvian and Perkins Coie. As a result of the discussion, GCA Savvian was instructed to make a counterproposal that included an increased price of $11.00 per share (with the same ratio of 55% cash and 45% Trulia stock as Trulia had originally proposed) and changes to the proposed deal protection measures, including an additional fiduciary out that would permit Market Leader to terminate the definitive transaction agreement with Trulia in the event of a superior proposal, termination of the proposed voting agreements if the Market Leader board of directors exercised its fiduciary out, a reduction in the size of the break-up fee to 3.5% of the equity value of the transaction, and a $500,000 cap on the amount of Trulia’s reimbursable expenses. The Market Leader board of directors also directed GCA Savvian and management to engage in additional efforts to assess interest from other companies, particularly Companies A and B.

On April 3, 2013, GCA Savvian submitted Market Leader’s counterproposal to J.P. Morgan. Over the course of the following week, Market Leader’s senior management team consulted with GCA Savvian and Perkins Coie and further negotiated proposed deal terms with Trulia. Mr. Morris and Mr. Flint held two separate phone conversations and discussed certain terms of the proposed transaction, in particular the price and the deal protections. Further discussions between GCA Savvian and J.P. Morgan also occurred during this period. On April 5, 2013, J.P. Morgan delivered to GCA Savvian a revised proposal from Trulia responding to Market Leader’s counterproposal of April 3, 2013. Trulia’s revised proposal reiterated its initial proposed price of $10.25 per share (comprising 55% cash and 45% Trulia stock). In addition, Trulia’s revised proposal rejected certain changes that Market Leader had proposed regarding deal protections, although it did propose a reduction in the size of the breakup fee to 4.5% of the equity value of the transaction and a $1 million cap on reimbursement of Trulia’s expenses. In subsequent conversations between Mr. Flint and Mr. Morris and between representatives of Perkins Coie and Wilson Sonsini Goodrich & Rosati LLP, or Wilson Sonsini, Trulia’s outside counsel, Trulia’s position with regard to the deal protections it had proposed was reiterated, and it was noted that these provisions were of significant importance to Trulia’s interest in proceeding with discussions of a potential transaction.

Further, Wilson Sonsini reiterated that given that Market Leader was not under exclusivity with Trulia and Trulia was not requesting exclusivity in connection with negotiating a potential combination, Market Leader was encouraged to discuss alternative potential business combination transactions with third parties and perform any market check its board of directors felt was appropriate.

Market Leader’s board of directors met telephonically on April 6, 2013 to review the status of discussions between Market Leader and Trulia, including Trulia’s revised proposal received on April 5, 2013, with Market Leader’s senior management, and representatives of GCA Savvian and Perkins Coie. An extensive discussion of the key open points – price and deal protections – occurred at this meeting. As a result of that discussion, the Market Leader board of directors determined that the deal protections last proposed by Trulia would be a reasonable trade for a higher purchase price, and directed senior management and GCA Savvian to make a new counterproposal reflecting a purchase price of $11.00 per share (comprising 55% cash and 45% Trulia stock) and agreeing to Trulia’s proposed deal protection terms. At the meeting, representatives of GCA Savvian also revisited the market check activities conducted in the latter half of 2012, which had yielded two potential interested parties, Company A and Company B. GCA Savvian had contacted Company A in the past week and learned that, following their internal review of the acquisition opportunity, Company A was not interested in pursuing a transaction. GCA Savvian had reached out to Company B, but had not yet made contact. With input from senior management and GCA Savvian, the directors discussed whether there might be any additional market check efforts that would be reasonably likely to generate a competing proposal. Mr. Morris advised the board of directors that senior management would work with GCA Savvian to consider the advantages and disadvantages of any further efforts and that the topic would be revisited at a future board meeting.

Following the April 6, 2013 meeting of the Market Leader board of directors, senior management of Market Leader worked with representatives of GCA Savvian and Perkins Coie to prepare a new counterproposal consistent with the direction provided by the Market Leader board of directors at that meeting. On April 10, 2013, Trulia agreed to Market Leader’s new counterproposal. On that same day, the directors of Market Leader met telephonically to review the final terms negotiated with Trulia. Market Leader’s senior management and GCA Savvian reviewed the updated terms, including an increase in price from $10.25 per share to $11.00, among other changes, which were the result of extensive negotiations and additional discussions between the parties. The Market Leader board of directors authorized Mr. Morris to execute a non-binding term sheet reflecting the agreed terms and to move forward with due diligence and the negotiation of a definitive transaction agreement. The Market Leader directors also discussed current status of market check activities, and GCA Savvian confirmed that they had not yet made contact with Company B.

On April 10, 2013, Trulia and Market Leader executed a non-binding term sheet reflecting the negotiated key terms of a proposed business combination.

J.P. Morgan provided a due diligence request list to Market Leader on April 10, 2013, and initial due diligence materials were made available to Trulia on April 15, 2013 in advance of in-person diligence meetings held on April 17-19, 2013 in Bellevue, Washington that included members from the senior management teams of Trulia and Market Leader, as well as representatives from J.P. Morgan and GCA Savvian. Market Leader’s senior management conducted a series of presentations about Market Leader’s organization, financial performance, sales, marketing and products, and responded to questions from Trulia’s senior management team. Further follow-up questions and planning for Market Leader’s due diligence investigation of Trulia continued the week of April 22.

At the meetings in Bellevue, Trulia initiated discussions with Market Leader’s senior management regarding proposed terms of compensation for Mr. Morris, Ms. Davidson and other members of Market Leader’s senior management or key employees. Trulia had previously indicated that retention of these senior management and other key employees was an important condition to its willingness to enter into a transaction with Market Leader.

Following entry into the non-binding term sheet, the parties’ respective outside counsel engaged in discussions about the terms of a definitive merger agreement relating to the proposed transaction, focused principally on structure for the transaction. On April 17, 2013, Wilson Sonsini delivered to Perkins Coie an initial draft of a definitive merger agreement relating to the proposed transaction. Between April 17, 2013, 2013 and April 22, 2013, the parties’ outside legal counsel discussed certain issues relating to the draft definitive merger agreement, including structure and related tax implications, and treatment of Market Leader’s outstanding equity awards under the merger agreement. On April 22, 2013, Perkins Coie delivered to Wilson Sonsini a revised draft of the merger agreement. Discussions between the parties’ respective outside counsel regarding certain issues relating to the merger agreement continued that week.

At a meeting of the Market Leader board of directors on April 26, 2013, the directors reviewed with senior management, and representatives of GCA Savvian and Perkins Coie the key terms of the proposed transaction, the current status of negotiations of the definitive merger agreement, including key open issues, Trulia’s due diligence investigation of Market Leader and Market Leader’s proposed plan for a due diligence investigation of Trulia. In addition, representatives of GCA Savvian presented the firm’s analyses of the proposed deal price relative to the trading price of Market Leader’s common stock over recent periods, market multiples of comparable companies, valuation parameters of similar transactions and other valuation methodologies. GCA Savvian also updated the Market Leader board of directors on the status of market check activities, confirming that they had spoken with the CFO of Company B, who had requested additional information to review with his senior management team, but had failed subsequently to respond to several inquiries. As a result of Company B’s failure to respond to these inquiries, GCA Savvian advised the Market Leader board that they did not expect Company B to submit a proposal. After extensive discussion, the directors reached an assessment that sufficient pre-signing market check work had been completed and further outreach was unlikely to yield a proposal competitive with or superior to the negotiated terms with Trulia.

On April 27, 2013, Wilson Sonsini delivered to Perkins Coie a revised draft of the merger agreement. Over the course of the following week, the parties continued to negotiate the provisions of the merger agreement, as well as the form of voting agreement to be entered into by Market Leader’s directors and executive officers. These negotiations focused primarily on the scope of Market Leader’s representations and warranties, Market Leader’s covenants, and provisions related to deal protections, termination, and the circumstances under which Market Leader would be obligated to pay the break-up fee and reimburse Trulia for its transaction-related expenses.

On April 29, 2013, members of the senior management teams met in San Francisco for Market Leader to perform due diligence on Trulia. Representatives from GCA Savvian and J.P. Morgan also attended. In preparation for the meeting, Market Leader had provided a due diligence request list, and Trulia had responded by providing access to due diligence materials on or about April 23. Trulia’s senior management conducted a series of presentations about Trulia’s organization, financial performance, sales, marketing and products, and responded to questions from Market Leader’s senior management team and GCA Savvian.

Over the remainder of the week and through May 6, 2013, Trulia and Market Leader completed their respective diligence processes and the parties and their respective financial and legal advisors continued to negotiate the final terms of the definitive merger agreement. In addition, Trulia continued its discussions with senior management of Market Leader regarding the proposed terms of employment arrangements with Market Leader’s senior management team and other key employees should the transaction proceed.

On May 3, 2013, a meeting of the transaction committee of the board of directors of Trulia occurred in which Trulia’s senior management and representatives of J.P. Morgan and Wilson Sonsini participated. J.P. Morgan presented the firm’s preliminary financial analysis of the proposed transaction. Following that, members of Trulia’s senior management team presented a summary of due diligence performed on Market Leader, including a review of the process and key findings. Then the members of Trulia’s senior management team reviewed the potential benefits and risks related to the transaction, and responded to questions from the committee members.

On May 6, 2013, a meeting of Market Leader’s board of directors occurred in which Market Leader’s senior management, and representatives of GCA Savvian and Perkins Coie participated. Ms. Davidson presented a summary of due diligence performed on Trulia, including a review of the process and key findings. Mr. Morris presented a review of potential benefits and risks related to the transaction, responding to questions from the directors, and concluding with management’s recommendation to approve the transaction. Following that, representatives of GCA Savvian summarized the market check process, including the recent contacts with Company A and Company B, presented the firm’s analysis of the proposed transaction and delivered the firm’s oral opinion, subsequently confirmed by delivery of its written fairness opinion dated May 6, 2013, that as of such date and subject to the assumptions, limitations and qualifications set forth in the opinion, the consideration to be received by the holders of Market Leader common stock pursuant to the merger agreement was fair from a financial point of view to such shareholders. The Perkins Coie representative then reviewed the material provisions of the merger agreement and the form of voting agreement. Mr. Morris then briefed the board of directors on the compensation arrangements that Trulia had proposed for Mr. Morris and other members of Market Leader’s senior management team and other key employees. Following all of these discussions, and after careful consideration, Market Leader’s board of directors determined that the merger agreement was fair, advisable and in the best interests of Market Leader and its shareholders, adopted the merger agreement, and authorized Market Leader’s officers to execute and deliver the merger agreement. After the meeting, the parties worked diligently to resolve remaining open issues on the merger agreement and related documents.

On May 6, 2013, Trulia’s board of directors convened a special meeting in which Trulia’s senior management and representatives of J.P. Morgan and Wilson Sonsini participated. During the meeting, Trulia’s management and representatives of Wilson Sonsini presented to the Trulia board of directors the terms and conditions of the proposed merger agreement and voting agreements. Following that, members of Trulia’s senior management team presented a summary of due diligence performed on Market Leader, including a review of the process and key findings. Then the members of Trulia’s senior management team reviewed the potential benefits and risks related to the transaction, and responded to questions from the directors. J.P. Morgan then presented the firm’s financial analysis of the proposed transaction. The board meeting was then concluded and the directors agreed to reconvene on May 7th to allow the parties to finalize the merger agreement and related documents and to allow the Trulia board of directors additional time to consider the proposed transaction.

On May 7, 2013, Trulia’s board of directors convened a special meeting in which Trulia’s senior management and representatives of J.P. Morgan and Wilson Sonsini participated. Trulia’s management indicated to the Trulia board of directors that the merger agreement and related documents were finalized. J.P. Morgan then confirmed its financial analysis of the proposed transaction from the day before and delivered the firm’s oral opinion, subsequently confirmed by delivery of its written fairness opinion, dated May 7, 2013, that as of the date thereof the consideration to be paid by Trulia in the proposed merger was fair, from a financial point of view, to Trulia. Following these discussions and after careful consideration, the Trulia board of directors unanimously approved the merger agreement and the transactions contemplated thereby.

Following the approval of the merger agreement by the Trulia board of directors on May 7, 2013, the parties entered into the merger agreement after the close of business on May 7, 2013.

The parties’ entry into the merger agreement was announced in a joint press release issued by Trulia and Market Leader prior to the opening of trading on the morning of May 8, 2013.

Market Leader’s Reasons for the Merger and Recommendation of the Market Leader Board of Directors

In the course of reaching its decision to adopt the merger agreement and to recommend that Market Leader shareholders vote to approve the merger agreement, Market Leader’s board of directors consulted with the company’s senior management, financial advisor and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others, the following:

•	Market Leader’s business, competitive position, strategy and prospects, the position of current and likely competitors, and current industry, economic and market conditions;

•

the fact that the merger consideration with an implied value of $11.44 per share of Market Leader’s common stock (based on the $35.00 per share closing price of Trulia stock on May 3, 2013, which was the last completed trading day before the merger agreement was approved by the Market Leader board of directors on May 6, 2013) represented a 20% premium to the $9.54 closing price per share of Market Leader’s common stock on May 3, 2013; a 39% premium to the volume-weighted average closing price per share of Market Leader’s common stock for the 90-day period prior to and including May 3, 2013; and a 77% premium to the volume-weighted average closing price per share of Market Leader’s common stock for the twelve months prior to and including May 3, 2013;

•

the combination of cash and Trulia stock provides Market Leader shareholders with cash liquidity equivalent to greater than 90% of Market Leader average stock price over the trailing twelve month period, and also provides Market Leader shareholders the opportunity to participate in the growth prospects of the combined company;

•

the fact that the Trulia stock received as consideration in the transaction will be freely tradeable, providing Market Leader shareholders who wish to achieve liquidity for their entire investment in Market Leader the opportunity for doing so;

•

the financial analyses presented by representatives of GCA Savvian, as well as the opinion of GCA Savvian, to the effect that, as of May 6, 2013, based upon and subject to the factors, assumptions and limitations set forth in GCA Savvian’s opinion, the consideration to be received by the holders of Market Leader’s common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders;

•	the premiums paid in comparable transactions;

•	the belief that the terms of the merger agreement, including the parties’ representations, warranties and covenants, and the conditions to the parties’ respective obligations, are reasonable;

•	the timing of the merger and the risk that if Market Leader does not accept Trulia’s current offer, Market Leader may not find a similarly compelling offer or valuation in the future;

•	the fact that the merger is not subject to any financing condition and that Trulia has sufficient cash assets on its balance sheet to consummate the transaction;

•

the fact that subject to the terms and conditions of the merger agreement, Market Leader can furnish information to and negotiate with a third party in response to an unsolicited acquisition proposal that the Market Leader board of directors determines represents or is likely to lead to a superior proposal; and

•

the fact that the deal protections set forth in the merger agreement do not preclude a third party from making an acquisition proposal that is superior to the terms of the merger with Trulia, because the Market Leader board of directors may, subject to the terms and conditions of the merger agreement, change its recommendation in favor of the proposal to approve the merger agreement with Trulia, the shares owned by executive officers and directors at the time of signing who have committed to vote in favor of the merger with Trulia pursuant to the voting agreements represented only approximately 11% of the outstanding shares entitled to vote on the proposal to approve the merger agreement, and the amount of the break-up fee and expense reimbursement are reasonable under the circumstances.

In the course of its deliberations, Market Leader’s board of directors also considered a variety of risks and other potentially negative factors, including the following:

•

the fact that, if the merger is consummated, Market Leader will no longer exist as an independent public company and its shareholders will participate in the future growth of the Market Leader business except to the extent of their ownership interest in Trulia;

•

the risks and contingencies related to the announcement and pendency of the merger, including the impact of the merger on Market Leader’s employees, customers and Market Leader’s relationships with third parties;

•	the possibility that Market Leader shareholders may not be interested in owning Trulia shares that will be received by them as partial consideration in the merger;

•

because the exchange ratio for the portion of the merger consideration comprised of Trulia stock is fixed, the value of the merger consideration will decline between signing and closing if the trading price of Trulia’s stock declines;

•	the risk that Market Leader’s customers and suppliers may choose not to continue doing business with Market Leader when it is part of Trulia;

•	the conditions to Trulia’s obligation to complete the merger and the right of Trulia to terminate the merger agreement in certain circumstances;

•	the risk that regulatory approvals and clearances necessary to complete the merger may not be received;

•

the fact that under the terms of the merger agreement, Market Leader cannot affirmatively solicit other acquisition proposals, cannot terminate the merger agreement to enter into a definitive agreement relating to a superior proposal, and must pay to Trulia a termination fee of $15 million if the merger agreement is terminated under certain circumstances;

•

the fact that the full amount of any gain realized by Market Leader’s shareholders as a result of the merger generally will be taxable, even though a portion of the merger consideration is comprised of Trulia common stock; and

•

the fact that, pursuant to the merger agreement, unless Trulia otherwise consents, Market Leader must generally conduct its business in the ordinary course and is subject to a variety of other restrictions on the conduct of its business prior to the closing of the merger, which may delay or prevent Market Leader from pursuing business opportunities that may arise or preclude actions that would be advisable if Market Leader were to remain an independent company.

The foregoing discussion of the factors considered by Market Leader’s board of directors is not intended to be exhaustive, but rather includes material factors that Market Leader’s board of directors considered in approving and recommending the Merger Agreement. Market Leader’s board of directors carefully considered all of these factors as a whole in reaching its determination and recommendation and did not assign any particular weight or rank to any of the positive or potentially negative factors or risks discussed in this section. Individual members of Market Leader’s board of directors may have given different weight to different factors.

The Market Leader board of directors has unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable, fair to, and in the best interests of, Market Leader and its shareholders, adopted the merger agreement and approved the transactions contemplated thereby, including the merger; and unanimously recommends that you vote “FOR” the merger proposal, “FOR” the approval, on a non-binding, advisory basis, of the merger-related compensation payments proposal and “FOR” the adjournment of the special meeting, if necessary to solicit additional proxies.

Opinion of GCA Savvian Advisors, LLC

Market Leader retained GCA Savvian Advisors, LLC, or GCA Savvian, to act as its exclusive financial advisor in connection with the merger. On May 6, 2013, GCA Savvian delivered its oral opinion to the Market Leader board of directors and subsequently confirmed in writing that, as of that date, the merger consideration to be received by the holders of Market Leader common stock pursuant to the merger agreement was fair to such holders from a financial point of view.

Market Leader determined the consideration its securityholders would receive in the transaction through negotiations with Trulia. Except as described below, Market Leader did not impose any limitations on GCA Savvian with respect to the investigations made or procedures followed in rendering its opinion.

The full text of the written opinion that GCA Savvian delivered to the board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered, and limitations on the review undertaken by GCA Savvian, is attached as Appendix B to this proxy statement/prospectus. You should read the opinion carefully in its entirety.

GCA Savvian provided its opinion to the Market Leader board of directors for the benefit and use of the board of directors in connection with and for purposes of its evaluation of the merger consideration from a financial point of view. GCA Savvian’s opinion does not constitute a recommendation to any Market Leader shareholder as to how that shareholder should vote on the proposal to approve the merger agreement or the merger. The GCA Savvian opinion was approved by a fairness committee of GCA Savvian.

The opinion addresses only whether the merger consideration to be received by the holders of Market Leader common stock pursuant to the merger agreement, is fair to such holders from a financial point of view. The opinion does not address Market Leader’s underlying business decision to enter into the merger, or the relative merits of the merger as compared to any strategic alternatives that may be available to Market Leader, and it does not constitute a recommendation to Market Leader, its board of directors or any committee thereof, its shareholders, or any other person as to any specific action that should be taken in connection with the merger. GCA Savvian was not asked to, nor has it, offered any opinion as to the material terms of the merger agreement or the structure of the merger. Further, the opinion does not address the fairness of the amount or nature of, or any other aspect relating to, any compensation to any of Market Leader’s officers, directors or employees, or class of such persons, including, without limitation, in relation to the merger consideration.

For purposes of its opinion, GCA Savvian:

•	reviewed a draft, dated May 3, 2013, of the merger agreement and certain related documents;

•	reviewed certain publicly available financial statements and other business and financial information of Market Leader;

•	reviewed certain publicly available financial statements and other business and financial information of Trulia;

•	reviewed certain internal financial statements and other financial and operating data concerning Market Leader prepared by the management of Market Leader;

•	reviewed certain internal financial statements and other financial and operating data concerning Trulia prepared by the management of Trulia;

•	reviewed certain financial projections relating to Market Leader prepared by the management of Market Leader;

•	discussed the past and current operations and financial condition and the prospects of Market Leader with management of Market Leader;

•	reviewed and discussed with management of Market Leader certain alternatives to the merger;

•	reviewed and discussed with Market Leader’s management its view of the strategic rationale for the merger;

•	reviewed the recent reported closing prices and trading activity for Market Leader and Trulia Common Stock;

•

compared the financial performance of Market Leader and the prices and trading activity of the Market Leader Common Stock with that of certain other comparable publicly-traded companies and their securities that GCA Savvian believed to be generally relevant in evaluating the business of Market Leader;

•	reviewed the financial terms, to the extent publicly available, of certain comparable transactions that GCA Savvian believed to be generally relevant in evaluating the business of Market Leader;

•	participated in discussions and negotiations among representatives of Market Leader and Trulia; and

•	performed such other analyses and considered such other factors as GCA Savvian deemed appropriate.

In preparing its opinion, GCA Savvian assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of the opinion. GCA Savvian did not undertake any responsibility for the accuracy, completeness or independent verification of such information. With respect to the financial projections of Market Leader, GCA Savvian assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Market Leader. GCA Savvian relied upon and assumed, without independent verification, that there had been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of Market Leader from the date of the most recent financial statements provided to GCA Savvian until May 6, 2013, and that there was no information or any facts that would make any of the information reviewed by GCA Savvian incomplete or misleading. In addition, GCA Savvian assumed that the merger would be consummated in accordance with the terms set forth in the May 3, 2013 draft merger agreement furnished to GCA Savvian, without waiver by any party of any material rights thereunder, that the representations and warranties contained in the merger agreement made by the parties thereto were true and correct in all respects material to GCA Savvian’s analysis. GCA Savvian also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without restriction. The opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to GCA Savvian as of, May 6, 2013. GCA Savvian assumes no responsibility to update or revise its opinion based upon events or circumstances occurring or becoming known to it after May 6, 2013.

GCA Savvian did not make any independent investigation of any legal, accounting or tax matters affecting Market Leader or the merger, and it assumed the correctness of all legal, accounting and tax advice given to Market Leader and its board of directors. GCA Savvian was not asked to prepare, nor has it prepared, a formal appraisal of any of the assets, liabilities or securities of Market Leader, nor has GCA Savvian been furnished with any such appraisals, and its opinion should not be construed as such. GCA Savvian was requested to and did initiate discussions with and solicit indications of interest from a limited number of third parties with respect to a possible transaction with Market Leader. GCA Savvian also took into account its experience in transactions that it believes to be generally comparable or relevant, as well as its experience in securities valuation in general.

The following represents a summary of the material financial analyses performed by GCA Savvian in connection with providing its opinion to Market Leader’s board of directors. Some of the summaries of financial analyses performed by GCA Savvian include information presented in tabular format. In order to fully understand the financial analyses performed by GCA Savvian, Market Leader’s shareholders should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by GCA Savvian.

Comparable Company Analysis

Based on public and other available information and estimated financial metrics from Market Leader provided by Market Leader’s management, GCA Savvian calculated the multiples of enterprise value, which GCA Savvian defined as equity value, plus debt, preferred stock, minority interests and capital lease obligations, less cash and cash equivalents, to estimated calendar year 2013 and 2014 revenue and earnings before interest, taxes, stock based compensation, depreciation and amortization (EBITDA), for selected companies in three categories: the software as a service vertical, the online real estate services vertical, and the lead generation vertical based on the closing prices of common shares as of May 3, 2013. GCA Savvian believes that the twenty-six companies listed below have similar business and/or financial profiles to that of Market Leader, but noted that none of these companies have the same management, composition, size, operations, or combination of businesses as Market Leader:

•

Software as a service: Bazaarvoice Inc., Concur Technologies Inc., Cornerstone OnDemand Inc., Demandware Inc, ExactTarget Inc., Jive Software Inc., LivePerson Inc., Responsys Inc., salesforce.com inc., Ultimate Software Group Inc.

•	Online real estate services: CoreLogic, Inc., CoStar Group, Inc., HomeAway, Inc., Move, Inc., Realogy Holdings Corp., RealPage, Inc., Zillow, Inc.

•	Lead generation: Bankrate Inc., eHealth Inc., Marchex Inc. Cl B, QuinStreet Inc., ReachLocal Inc., TechTarget Inc., Tree.com Inc., ValueClick Inc., XO Group Inc.

While the comparable company analysis compared Market Leader to twenty-six companies in the software as a service vertical, online real estate services vertical, and the lead generation vertical, based on the closing prices of common shares as of May 3, 2013, GCA Savvian did not include every company that could be deemed to be a participant in this same industry or in the specific sectors of this industry.

Based on these comparable companies, GCA Savvian determined a range of potential trading multiples of revenue and EBITDA for Market Leader that it determined, based on comparative analysis and its judgment, were most applicable to Market Leader. The following table sets forth the multiples indicated by this analysis, the implied equity value of Market Leader, and the implied per share values to Market Leader shareholders:

Comparable Company Analysis (1)

	Multiple Range		Implied Equity Value (2)		Implied Share Value (3)
	Low	High	Low	High	Low	High
CY2013E Revenue	3.0	5.0	$203	$324	$6.76	$10.41
CY2014E Revenue	2.0	4.0	187	351	6.26	11.24
CY2013E EBITDA	20.0	25.0	$144	$174	$4.96	$5.88
CY2014E EBITDA	15.0	20.0	221	287	7.28	9.28

1)	All dollar amounts in millions, except per share values.
2)	Assumes $22.2 million net cash balance as of December 31, 2012, comprised of $22.2 million in cash and zero debt.
3)	Assumes 27.0 million shares outstanding as of April 30, 2013; assumes net exercise of 6.0 million options, stock appreciation rights and restricted shares outstanding as of April 30, 2013.

GCA Savvian noted that the merger consideration was within or above the range of implied per share value, for each of CY2013E revenue, CY2014E revenue, CY2013E EBITDA and CY2014E EBITDA.

Comparable Transactions Analysis

Based on public and other available information and estimated financial metrics from Market Leader provided by Market Leader’s management, GCA Savvian calculated the multiples of enterprise value to last-

twelve-months (LTM) and next-twelve-months (NTM) revenue and NTM EBITDA, using CY2012A and CY2013E Market Leader metrics as a proxy for LTM and NTM, respectively, for the following selected comparable acquisitions of software as a service (SaaS) companies with similar business and/or financial profile to Market Leader that have been consummated or announced since July 2011, in addition to the following selected comparable acquisitions of online real estate vertical companies with similar business and/or financial profile to Market Leader that have been consummated or announced since January 2011:

Software as a service (SaaS):

Announcement Date	Acquirer	Target
4/17/13	Intel	Mashery
2/26/13	Genesys Telecommunications	Angel.com
12/20/12	Oracle	Eloqua
10/11/12	ExactTarget	Pardot
10/2/12	John Wiley & Sons	Deltak.edu
8/27/12	IBM	Kenexa
7/31/12	Google	Wildfire Interactive
6/15/12	Microsoft	Yammer
6/4/12	salesforce.com	Buddy Media
5/24/12	Bazaarvoice	PowerReviews
5/23/12	Oracle	Vitrue
5/22/12	SAP	Ariba
4/30/12	Intuit	Demandforce
2/9/12	Oracle	Taleo
12/8/11	IBM	DemandTec
12/3/11	SAP	SuccessFactors
10/24/11	Oracle	RightNow Technologies
7/12/11	Oracle	InQuira
7/1/11	Providence Equity	Blackboard

Online real estate services:

Announcement Date	Acquirer	Target
1/18/13	CoreLogic	CDS Business Mapping
11/26/12	Zillow	HotPads.com
11/6/12	Axel Springer	Immoweb.be
10/11/12	Move	Relocation.com
10/31/12	Zillow	Buyfolio
9/4/12	Move	TigerLead Solutions
7/23/12	RealPage	Rent Mine Online
5/2/12	Zillow	RentJuice
3/22/12	Primedia	Rent.com
12/29/11	CoreLogic	Tarasoft
10/26/11	CoStar Group	Virtual Premise
8/22/11	RealPage	MyNewPlace
8/16/11	Ellie Mae	Del Mar Datatrac
5/16/11	TPG Capital	Primedia
4/27/11	CoStar Group	LoopNet
4/12/11	Altus Group	Argus Software
3/24/11	Davis + Henderson	Mortgagebot
3/15/11	CoreLogic	Dorado
3/6/11	RealPage	Compliance Depot
1/11/11	CoreLogic	RP Data

No company or transaction used in the comparable transactions analyses is identical to Market Leader or the merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the value of the companies and transactions to which Market Leader and the merger, respectively, are being compared.

Based on these comparable transactions, GCA Savvian determined a range of potential multiples of revenue and EBITDA for Market Leader that it determined, based on comparative analysis and its judgment, were most applicable to Market Leader. LTM EBITDA metrics were not considered in the analysis, as Market Leader was only beginning to become profitable during CY2012A. The following table sets forth the multiples indicated by this analysis, the implied equity value of Market Leader, and the implied per share values to holders of Market Leader shareholders:

Comparable Transactions Analysis (1)

	Multiple Range		Implied Equity Value (2)		Implied Share Value (3)
	Low	High	Low	High	Low	High
LTM Revenue	5.0	7.0	$247	$337	$8.08	$10.80
NTM Revenue	4.0	6.0	264	385	8.59	12.24
NTM EBITDA	25.0	30.0	$174	$205	$5.88	$6.80

1)	All dollar amounts in millions, except per share values.
2)	Assumes $22.2 million net cash balance as of December 31, 2012, comprised of $22.2 million in cash and zero debt.
3)	Assumes 27.0 million shares outstanding as of April 30, 2013; assumes net exercise of 6.0 million options, stock appreciation rights and restricted shares outstanding as of April 30, 2013.

GCA Savvian noted that the proposed merger consideration was within or above the range of implied per share value for each of LTM and NTM revenue and NTM EBITDA.

Premiums Paid Analysis

GCA Savvian reviewed the consideration paid in acquisitions of North American publicly traded technology target companies involving transaction values between $100 million and $500 million between January 1, 2010 and March 31, 2013. GCA Savvian calculated the premiums paid in these transactions over the applicable stock price of the target company one trading day, thirty trading days and ninety trading days prior to the announcement of the proposed acquisition, and calculated the implied per share value to Market Leader shareholders within a selected range of each of these metrics, as applied to the 1-trading day spot price, the 30-trading day average and the 90-trading day average of Market Leader closing stock prices.

	Premiums Paid Analysis
	Premiums Paid		Implied Share Value
1-Trading Day	15.0%	30.0%	$10.97	$12.40
30-Trading Days	20.0%	30.0%	11.11	12.03
90-Trading Days	20.0%	40.0%	9.90	11.55

GCA Savvian noted that the premium implied by the merger consideration was within the range of values implied by the 1-trading day and 90-trading day range of premiums paid and below the range of values implied by the 30-trading day range of premiums paid in these transactions based on the closing price of Market Leader’s common shares one trading day, thirty trading days and ninety trading days prior to May 6, 2013.

Discounted Cash Flow Analysis

GCA Savvian used financial cash flow forecasts of Market Leader for the calendar years 2013 through 2017, as estimated by Market Leader’s management, to perform a discounted cash flow analysis. In conducting this analysis, GCA Savvian assumed that Market Leader would perform in accordance with these forecasts provided by management. GCA Savvian estimated the perpetual cash flows by applying an exit multiple ranging from 10.0 to 12.0 times calendar year 2017 EBITDA and then discounted the cash flows projected through 2017 and the perpetual cash flows to present values using rates ranging from 13.0% to 17.0%. Based on the midpoint of the discount rates, this method of analysis indicated a range of enterprise values from $254 million to $295 million, each of which were then increased by Market Leader’s estimated net cash to calculate a range of equity values. These equity values were then divided by Market Leader’s common shares outstanding, including net exercise of options, stock appreciation rights, and restricted shares, to calculate implied equity values per share ranging from $8.96 to $10.20. GCA Savvian noted that the per share equity value implied by the merger consideration was above the range of equity values for Market Leader common stock implied by the discounted cash flow analysis.

Securities Research Analysts’ Price Targets

GCA Savvian also noted the future public market trading price targets for Market Leader common stock as prepared and published by equity research analysts. These targets reflect each analyst’s estimate of the future public market trading price of Market Leader common stock. The range of analyst price targets for Market Leader common stock was $10.00 to $11.00 per share as of May 3, 2013. GCA Savvian noted that the closing price per share of Market Leader common stock as of May 3, 2013 was $9.54.

The public market trading price targets published by the securities research analysts do not necessarily reflect current market trading prices for Market Leader common stock and these estimates are subject to uncertainties, including the future financial performance of Market Leader and future financial market conditions. GCA Savvian noted that the per share equity value implied by the merger consideration was at the high end of the range of future public market trading price targets for Market Leader common stock prepared and published by equity research analysts.

Trulia Valuation Analysis

In addition to the valuation analyses performed on Market Leader, and in consideration of the stock component of the merger consideration as outlined in the merger agreement, GCA Savvian also reviewed the range of values of Trulia common stock implied by several valuation methods. The results were then compared with the Trulia common stock price per share of $35.00 as of May 3, 2013 (“Trulia Share Price”) The analyses set forth in the following paragraphs do not constitute an opinion on the valuation of Trulia common stock by GCA Savvian, nor should they be construed as such.

Comparable Company Analysis

Based on public and other available information and Wall Street estimates, GCA Savvian calculated the multiples of enterprise value to estimated calendar year 2013 and 2014 revenue and EBITDA for selected companies below based on the closing prices of common shares as of May 3, 2013. GCA Savvian believes that the seven companies listed below have similar business and/or financial profiles to that of Trulia, but noted that none of these companies have the same management, composition, size, operations, or combination of businesses as Trulia. GCA Savvian did not believe that the companies included in the software as a service and the lead generation categories (as highlighted above) exhibited a similar business profile as Trulia and did not consider them relevant as comparable companies.

•	CoreLogic, Inc., CoStar Group, Inc., HomeAway, Inc., Move, Inc., Realogy Holdings Corp., RealPage, Inc., Zillow, Inc.

While the comparable company analysis compared Trulia to seven companies based on the closing prices of common shares as of May 3, 2013, GCA Savvian did not include every company that could be deemed to be a participant in this same industry or in the specific sectors of this industry.

Based on these comparable companies, GCA Savvian determined a range of potential trading multiples of revenue and EBITDA for Trulia that it determined, based on comparative analysis and its judgment, were most applicable to Trulia. The following table sets forth the multiples indicated by this analysis, the implied equity value of Trulia, and the implied per share values to Trulia shareholders:

Comparable Company Analysis (1)

	Multiple Range		Implied Equity Value (2)		Implied Share Value (3)
	Low	High	Low	High	Low	High
CY2013E Revenue	7.0	10.0	$980	$1,312	$28.01	$37.21
CY2014E Revenue	6.0	8.0	1,115	1,418	31.74	40.13
CY2013E EBITDA	30.0	35.0	$589	$653	$17.19	$18.96
CY2014E EBITDA	25.0	30.0	1,089	1,266	31.04	35.94

1)	All dollar amounts in millions, except per share values. 2013 and 2014 revenue and EBITDA data for Trulia based on Wall Street consensus estimates.
2)	Assumes $204.5 million net cash balance as of March 31, 2013, comprised of $214.3 million in cash and $9.8 million in debt.
3)	Assumes 32.1 million shares outstanding as of April 26, 2013; assumes net exercise of 4.0 million options and restricted shares outstanding as of April 26, 2013.

GCA Savvian noted that the Trulia Share Price was within or above the range of implied per share value, for each of CY2013E revenue, CY2014E revenue, CY2013E EBITDA and CY2014E EBITDA.

Discounted Cash Flow Analysis

GCA Savvian used financial cash flow forecasts of Trulia for the calendar years 2013 through 2015, as estimated by Wall Street research analysts, to perform a discounted cash flow analysis. In conducting this analysis, GCA Savvian assumed that Trulia would perform in accordance with these estimates. GCA Savvian estimated the perpetual cash flows by applying an exit multiple ranging from 20.0 to 25.0 times calendar year 2015 EBITDA and then discounted the cash flows projected through 2015 and the perpetual cash flows to present values using rates ranging from 15.0% to 19.0%. This method of analysis indicated a range of enterprise values from $872 million to $1,182 million, each of which were then increased by Trulia’s estimated net cash to calculate a range of equity values. These equity values were then divided by Trulia’s common shares outstanding, including net exercise of options and restricted shares, to calculate implied equity values per share ranging from $30.68 to $39.27. GCA Savvian noted that the Trulia Share Price was within the range of equity values for Trulia common stock implied by the discounted cash flow analysis.

Securities Research Analysts’ Price Targets

GCA Savvian also noted the future public market trading price targets for Trulia common stock as prepared and published by equity research analysts. These targets reflect each analyst’s estimate of the future public market trading price of Trulia common stock. The range of analyst price targets for Trulia common stock was $39.00 to $44.00 per share as of May 3, 2013. GCA Savvian noted that the closing price per share of Trulia common stock as of May 3, 2013 was $35.00. The public market trading price targets published by the securities research analysts do not necessarily reflect current market trading prices for Trulia common stock and these estimates are subject to uncertainties, including the future financial performance of Trulia and future financial market conditions. GCA Savvian noted that the Trulia Share Price was below the range of future public market trading price targets for Trulia common stock prepared and published by equity research analysts.

Miscellaneous

The foregoing description is only a summary of the analyses and examinations that GCA Savvian deems material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by GCA Savvian. The preparation of a fairness opinion necessarily is a complex process involving subjective judgment and is not necessarily susceptible to partial analysis or summary description. GCA Savvian believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the board of directors. In addition, GCA Savvian may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of GCA Savvian with respect to the actual value of Market Leader.

In performing its analyses, GCA Savvian made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Market Leader. The analyses performed by GCA Savvian are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by GCA Savvian with respect to its opinion and were provided to the board of directors in connection with the delivery of the GCA Savvian opinion that, as of May 6, 2013, the merger consideration to be received by the holders of Market Leader common stock pursuant to the merger, is fair to such holders from a financial point of view. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future.

As described above, GCA Savvian’s opinion and presentation were among the many factors the board of directors took into consideration in making its determination to approve, and to recommend that Market Leader’s shareholders vote in favor of the adoption of the merger agreement, and should not be viewed as determinative of the views of the board of directors or management with respect to the merger or the merger consideration. GCA Savvian did not recommend any specific consideration to the board of directors or state that any specific merger consideration constituted the only appropriate merger consideration.

GCA Savvian has acted as financial advisor to the board of directors in connection with the merger and its opinion and will receive fees for its services, a portion of which was payable upon delivery of the opinion and the remainder of which is contingent upon the successful completion of the merger. In addition, Market Leader has agreed to reimburse GCA Savvian’s expenses and indemnify it against certain liabilities arising out of its engagement.

Except as described above, in the two years prior to May 6, 2013, GCA Savvian has not provided financial advisory and financing services for Market Leader other than pursuant to GCA Savvian’s engagement in respect of a possible acquisition transaction. GCA Savvian may also seek to provide such services to Trulia in the future and receive fees for such services.

Certain Financial Projections

Market Leader does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year due to the inherent unreliability of these matters. However, Market Leader provided certain non-public financial information to GCA Savvian in its capacity as Market Leader’s financial advisor, including projections by management of Market Leader’s standalone financial performance for calendar years 2013 through 2017. These projections included forecasts of revenue, adjusted EBITDA and unlevered free cash flows. These projections were in turn used by GCA Savvian in performing several of the analyses considered by GCA Savvian in their fairness opinion. Portions of this projected financial information were also provided to Trulia. A summary of these projections is set forth below.

The prospective financial information included in this proxy statement/prospectus has been prepared by, and is the responsibility of, Market Leader’s management. This projected financial information was not prepared with a view toward public disclosure and, accordingly, does not necessarily comply with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. Neither KPMG LLP, Market Leader’s independent registered public accounting firm, nor any other independent accountant, has examined, compiled, or performed any procedures with respect to this prospective financial information or expresses any opinion or any other form of assurance with respect thereto. The summary of these projections is not being included in this proxy statement/prospectus to influence a Market Leader stockholder’s decision whether to vote in favor of the proposal to approve the merger agreement and the principal terms of the merger, but because the projections represent an assessment by Market Leader’s management of the future financial performance that were used in GCA Savvian’s financial analysis and on which the Board relied in making its recommendation to Market Leader’s stockholders.

The inclusion of the projections in this proxy statement/prospectus should not be regarded as an indication that Market Leader or any of its affiliates, advisors, representatives, Trulia or any other recipient of this information considered or consider the projections to be predictive of actual future events, and the projections should not be relied upon as such. None of Market Leader or any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from these projections. While presented with numeric specificity, the assumptions upon which the projected financial information was based necessarily involve judgments with respect to, among other things, future economic and competitive conditions and financial market conditions, which are difficult to predict accurately and many of which are beyond Market Leader’s control. Important factors that may affect actual results and result in the projected results not being achieved include, but are not limited to, the risks described in Market Leader’s most recent annual and quarterly reports filed with the SEC on Forms 10-K and 10-Q, respectively, and in this proxy statement/prospectus under the heading “Risk Factors”. The prospective financial information also reflects assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in the Market Leader’s prospective financial information. Accordingly, there can be no assurance that the unaudited prospective financial information will be realized or that actual results will not be significantly higher or lower than estimated.

None of Market Leader or any of its affiliates, advisors or representatives undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Market Leader does not intend to make publicly available any update or other revision to the projections, except as required by law. None of Market Leader or any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of Market Leader compared to the information contained in the projections or that forecasted results will be achieved. Market Leader has made no representation to Trulia, in the merger agreement or otherwise, concerning the projections.

Market Leader stockholders are cautioned not to place undue reliance on the projected financial information included in this proxy statement/prospectus.

Projected Financial Information

(in millions)

Financial Projections	CY2013E	CY2014E	CY2015E	CY2016E	CY2017E
Revenue	$60.4	$82.3	$103.4	$129.2	$158.9
Adjusted EBITDA (1)	$6.1	$13.2	$24.0	$32.3	$39.7
Projected Adjusted Unlevered Free Cash Flow	$0.5	$7.2	$17.5	$25.3	$32.2

(1)	The estimate of Adjusted EBITDA represents an estimate of earnings before interest, taxes, stock based compensation, depreciation and amortization.

MARKET LEADER DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE MARKET LEADER PROJECTED FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE MARKET LEADER PROJECTED FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE. MARKET LEADER SHAREHOLDERS SHOULD NOT PLACE UNDUE RELIANCE ON THE PROJECTED FINANCIAL INFORMATION INCLUDED IN THIS PROXY STATEMENT/PROSPECTUS.

Interests of Market Leader’s Directors and Executive Officers in the Merger

In considering the recommendation of the Market Leader board of directors in favor of the approval of the merger proposal, Market Leader shareholders should be aware that Market Leader’s board of directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of Market Leader’s shareholders generally. The Market Leader board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and recommending that the Market Leader shareholders approve the merger agreement. Market Leader shareholders should take these benefits into account in deciding whether to vote for the adoption of the merger agreement.

These interests relate to or arise from:

•

accelerated vesting of a portion of stock options and stock appreciation rights held by Ian Morris, Market Leader’s Chief Executive Officer, and all unvested stock options held by Market Leader’s non-employee directors;

•

potential cash-out of certain vested stock options and vested stock appreciation rights held by Market Leader continuing service providers in the event the number of shares of Trulia common stock issuable in the merger equals or exceeds 19.9% of the number of shares of Trulia common stock outstanding immediately prior to the effective time of the merger;

•	certain cash payments and other benefits payable to Market Leader executive officers in the event of a qualifying termination of employment following consummation of the merger;

•

continuation of specified salary and certain other employee benefits for certain employees, including Market Leader executive officers, who continue employment with the surviving corporation, Trulia or their subsidiaries;

•

certain incentive and retention Trulia equity-based awards to be granted to certain Market Leader service providers, including Mr. Morris and Jackie Davidson, Market Leader’s Chief Financial Officer, following the effective time of the merger; and

•	continuation of certain indemnification and insurance arrangements for Market Leader directors and executive officers.

Treatment of Outstanding Equity Awards Held by Market Leader Directors and Executive Officers

As of the date of this proxy statement/prospectus, Market Leader’s non-employee directors hold stock options and Market Leader’s executive officers hold stock options, restricted stock units, and stock appreciation rights to purchase or acquire Market Leader common stock. Information about the treatment of outstanding Market Leader stock options, restricted stock units and stock appreciation rights in the merger is provided in the section entitled “The Merger Agreement—Treatment of Market Leader Stock Options and Other Equity-Based Awards.” Market Leader’s directors and executive officers will be entitled to receive, for each share of Market Leader common stock they hold, the per share merger consideration in the same manner as other shareholders of Market Leader.

Pursuant to the terms of equity award agreements held by Mr. Morris, Market Leader’s President and Chief Executive Officer, Mr. Morris’ outstanding stock options and stock appreciation rights will become vested and exercisable as to 50% of the then unvested portions immediately prior to the effective time of the merger.

Thereafter, the remaining unvested portions of Mr. Morris’ stock options and stock appreciation rights will vest in equal quarterly increments over the shorter of (i) two years immediately following completion of the merger and (ii) the amount of time remaining under the award’s original vesting schedule. In the event Mr. Morris terminates employment for good reason, all outstanding unvested stock options and stock appreciation rights will become 100% vested and exercisable. In the event Mr. Morris’ employment is terminated without cause, all outstanding options and stock appreciation rights that would have become exercisable on the fourth quarterly vesting date following termination will become vested and exercisable as of the date of such termination. The terms “cause” and “good reason” have the definitions set forth below in this section under “Employment Agreements with Market Leader Executive Officers.”

The following table identifies, as of May 22, 2013, for each of Market Leader’s non-employee directors and executive officers, (i) the aggregate number of shares of Market Leader common stock subject to outstanding options; (ii) the per share weighted average exercise price of such options; (iii) the aggregate number of shares subject to vested options; (iv) the aggregate number of shares subject to unvested options; and (v) the aggregate number of shares subject to outstanding options that will become vested in connection with the merger.

Name	Shares Subject to Outstanding Options (#)	Per Share Weighted Average Exercise Price ($)	Shares Vested Under Outstanding Options (#)	Shares Unvested Under Outstanding Options (#)	Shares Subject to Accelerated Vesting Upon Merger (#)
Directors
Jon Gacek	147,000	$6.11	132,000	15,000	15,000
Michael Galgon	55,000	3.45	40,000	15,000	15,000
Nicholas Hanauer	97,000	4.88	82,000	15,000	15,000
Frank (“Pete”) Higgins	127,000	4.61	102,000	25,000	25,000
Richard Mendenhall	117,000	4.42	102,000	15,000	15,000
Executive Officers
Ian H. Morris, CEO	1,040,000	4.31	931,250	108,750	54,375
Jacqueline L Davidson, CFO	660,000	3.30	597,500	62,500	—

The following table identifies, as of May 22, 2013, for each of Market Leader’s executive officers, (i) the aggregate number of shares of Market Leader common stock subject to outstanding stock appreciation rights; (ii) the per share weighted average exercise price of such stock appreciation rights; (iii) the aggregate number of shares subject to vested stock appreciation rights; (iv) the aggregate number of shares subject to unvested stock appreciation rights; and (v) the aggregate number of shares subject to outstanding stock appreciation rights that will become vested in connection with the merger. Ms. Davidson also holds restricted stock units for 28,438 shares of Market Leader common stock, all of which will be assumed by Trulia in the merger without any acceleration of vesting.

Name	Shares Subject to Outstanding Stock Appreciation Rights (#)	Per Share Weighted Average Exercise Price ($)	Shares Vested Under Outstanding Stock Appreciation Rights (#)	Shares Unvested Under Outstanding Stock Appreciation Rights (#)	Shares Subject to Accelerated Vesting Upon Merger (#)
Ian H. Morris	350,000	$3.29	103,125	246,875	123,437
Jacqueline L Davidson	120,000	3.03	30,000	90,000	—

Employment Agreements with Market Leader Executive Officers

Market Leader has entered into employment agreements with each of its executive officers, as amended from time to time. The terms and conditions of the employment agreements will continue following completion of the merger, subject to the terms of the addendum to each such agreement entered into by each executive officer with Trulia, as described below. In the event the merger is not completed by September 30, 2013, each addendum will expire.

Mr. Morris’ Employment Agreement. No amounts or benefits will be paid under Mr. Morris’ employment agreement with Market Leader solely by reason of the merger. However, if Mr. Morris’ employment is terminated without “cause,” or he resigns for “good reason,” whether before or after a change of control, he will be entitled to receive the following benefits:

•	termination payments equal to twelve months’ annual base salary, payable in 24 semi-monthly installments;

•	severance bonus equal to 100% of the most recent annual bonus paid to Mr. Morris; and

•	payment of Consolidated Omnibus Budget Reconciliation Act (“COBRA”) premiums until termination or expiration of eligibility for COBRA coverage.

In the event of Mr. Morris’ death or disability, he and his eligible dependents are eligible to receive COBRA premiums until termination or expiration of eligibility for COBRA coverage.

Mr. Morris’ employment agreement with Market Leader will continue following the completion of the merger, as modified by an addendum described below.

Ms. Davidson’s Employment Agreement. No amounts or benefits will be paid under Ms. Davidson’s employment agreement with Market Leader solely by reason of the merger. However, if Ms. Davidson’s employment is terminated without “cause” or she resigns for “good reason,” whether before or after a change of control, she will be entitled to receive the following benefits, provided that in each case she sign a separation agreement releasing any claims against Market Leader or Trulia, as applicable:

•	termination payments equal to six months’ annual base salary, payable in 12 semi-monthly installments; and

•	payments equal to six months of COBRA premiums.

In the event of Ms. Davidson’s death or disability, she and her eligible dependents are eligible to receive six months of COBRA premiums.

Ms. Davidson’s employment agreement with Market Leader will continue following the completion of the merger, as modified by an addendum described below.

The definition of “cause” in both employment agreements generally includes the following: (i) willful misconduct, insubordination, or dishonesty in the performance of the executive’s duties or other knowing and material violation of Market Leader policies and procedures in effect from time to time which results in a material adverse effect on Market Leader; (ii) commission by the executive of acts involving dishonesty, moral turpitude, deceit or fraud that resulted or could reasonably be expected to result in a felony conviction; (iii) current use by the executive of illegal substances that results in a criminal conviction and materially impairs Market Leader’s business, goodwill or reputation; or (iv) any material violation by the executive of the executive’s noncompetition agreement with Market Leader that results in a material adverse effect on Market Leader. Under Mr. Morris’ employment agreement, “cause” is also defined as the continued failure of the executive to satisfactorily perform his duties for a period of 60 consecutive days after receipt of written notice that specifically identifies the areas in which the executive’s performance is deficient and the executive fails to cure such acts or omissions within 30 days after receipt of the written notice.

“Good reason” is generally defined in both employment agreements as: (i) a material reduction in the executive’s duties, authority or responsibilities; (ii) a material and involuntary reduction in base salary; (iii) a material breach of the employment agreement; or (iv) a material change in the geographic location at which the executive must perform services. Termination of employment by the executive will not be deemed to be for good reason unless the executive provides notice of the good reason event or condition within 30 days of its occurrence and such conduct or event is not cured within 30 days.

Trulia Addenda to Employment Agreements with Market Leader Executive Officers

In connection with the merger, Trulia and each of Mr. Morris and Ms. Davidson have entered into addenda to their employment agreements that will become effective as of the closing of the merger in connection with their continued employment following the merger. Under the terms of the addenda, the terms and conditions of the Market Leader employment agreements will continue following completion of the merger, except as set forth in the addenda. Under the terms of the addenda, continued employment with Market Leader, as a wholly owned subsidiary of Trulia, immediately following the closing of the merger will not constitute grounds for termination for “good reason.”

Mr. Morris’ Employment Agreement Addendum. Mr. Morris’ employment agreement addendum provides that, following the merger, Mr. Morris will hold the position of President of Market Leader, a wholly owned subsidiary of Trulia, and report to the Chief Executive Officer of Trulia. Mr. Morris’ annual base salary will continue to be $388,000 and his annual target bonus will continue to be 60% of his annual base salary. Subject to approval by the Trulia compensation committee, Mr. Morris will be eligible to receive 300,000 restricted stock units for Trulia common stock that will vest based on both a performance-based vesting schedule (based on the performance of Trulia’s common stock) and a time-based vesting schedule, each to be approved by the Trulia compensation committee. Subject to approval by the Trulia compensation committee, Mr. Morris also will receive a retention stock option for 125,000 shares of Trulia common stock and 175,000 retention restricted stock units for Trulia common stock that will each have a time-based vesting schedule. The retention stock option will vest 1/48 each month after the closing of the merger. The retention restricted stock units will vest quarterly over four years, with the first quarterly vesting date to occur in November 2013. All vesting of Trulia equity awards is subject to Mr. Morris’ continued employment or service. Any acceleration provisions applicable to Market Leader equity awards will not apply to Trulia equity awards that are granted to Mr. Morris following the merger.

Ms. Davidson’s Employment Agreement Addendum. Ms. Davidson’s employment agreement addendum provides that, following the merger, Ms. Davidson will hold the position of Chief Financial Officer of Market Leader, a wholly owned subsidiary of Trulia, and report to the Chief Financial Officer of Trulia. Ms. Davidson’s base salary will continue to be $232,500 and her annual target bonus will continue to be 45% of her annual base salary. Subject to approval by the Trulia compensation committee, Ms. Davidson will be eligible to receive 85,000 restricted stock units for Trulia common stock, half of which will be subject to a time-based vesting schedule only (the “time-based units”) and the other half of which will be subject to both a performance-based vesting schedule and a time-based vesting schedule, each to be approved by the Trulia compensation committee. With respect to the time-based units, 2/3 of the time-based units will vest on Trulia’s first quarterly restricted stock unit vesting date that follows the one-year anniversary of the closing of the merger and the remaining 1/3 of the time-based units will vest in two equal amounts on each of the two quarterly restricted stock unit vesting dates thereafter. Vesting will be subject to Ms. Davidson’s continued employment or service.

On and following the merger, Mr. Morris and Ms. Davidson will continue to be bound by Market Leader’s Confidential Information, Inventions, Nonsolicitation and Noncompetition Agreement as in effect prior to closing of the merger.

Quantification of Potential Payments to Market Leader Named Executive Officers in Connection with the Merger

In accordance with Item 402(t) of Regulation S-K, the table below sets forth the estimated amounts of compensation that is based on or otherwise relates to the merger that may become payable to each of Market Leader’s named executive officers, as determined for purposes of Market Leader’s most recent annual proxy statement, assuming the merger is completed as of May 22, 2013 and with respect to severance amounts, assuming the executive officer’s employment is terminated without cause as of May 22, 2013.

The estimated amounts below are based on multiple assumptions that may not actually occur, including assumptions described in this proxy statement/prospectus. In addition, certain amounts payable will vary depending on the actual date the merger is completed and the actual date, if any, of a qualifying termination of employment. As a result, the actual amounts, if any, to be received by an executive officer may differ in material respects from the amounts set forth below. The disclosures in the table below and the accompanying footnotes should be read in conjunction with the narrative description of the compensation arrangements set forth above. Because any amounts that may be payable pursuant the cash-out, described below under “The Merger Agreement – Treatment of Market Leader Stock Options and Other Equity-Based Awards” are not quantifiable at this time, no such amounts are included in the table below.

	Golden Parachute Compensation
Name	Cash ($)(1)	Equity ($)		Perquisites/ Benefits ($)(4)	Total ($)
Ian H. Morris	$491,950	$1,393,350	(2)(3)	$31,285	$1,916,585
Jacqueline L. Davidson	$116,250	$—	(3)	$10,428	$126,678

(1)	Cash amounts are “double trigger,” meaning that they are payable in connection with the merger only upon consummation of the merger and a concurrent or later termination of employment without cause or by the executive for good reason. Of this amount, $388,000 is payable as twelve months’ base salary severance and $103,950 is payable as bonus severance to Mr. Morris, and $116,250 is payable as six months’ base salary severance to Ms. Davidson. Under the terms of Mr. Morris’ and Ms. Davidson’s employment agreement addenda with Trulia, continued employment with the surviving corporation immediately following the merger will not constitute grounds for a termination for “good reason” by either Mr. Morris or Ms. Davidson. As a result, closing of the merger is not expected to result in any cash severance change of control benefits to either Mr. Morris or Ms. Davidson.
(2)	Represents the value of 50% of Mr. Morris’ outstanding unvested options and stock appreciation rights that will become vested and exercisable upon consummation of the merger pursuant to a “single trigger” arrangement. In addition to the amount set forth in the table, in the event Mr. Morris terminates employment for good reason following the merger, his then remaining unvested options and stock appreciation rights will become vested and exercisable, having a value of $1,395,128. In the event Mr. Morris’ employment is terminated without cause following the merger, options and stock appreciation rights that would have been exercisable on the fourth quarterly vesting date following termination will become vested and exercisable as of the date of such termination, having of a value of $673,738. Equity award acceleration is based on the difference between Market Leader’s average closing market price of $10.84 over the first five business days following public announcement of the merger and the exercise price for the options and stock appreciation rights.
(3)

As described below in the section entitled “The Merger Agreement—Treatment of Market Leader Stock Options and Other Equity-Based Awards—Cash-Out of Certain Vested Equity-Based Awards,” certain vested options and vested stock appreciation rights held by Market Leader executive officers and other continuing service providers following the merger may not be assumed in the merger but rather may be terminated in exchange for a cash payment in the event the aggregate number of shares of Trulia common stock to be issued or issuable in the merger (including shares of Trulia common stock issuable in respect of assumed Market Leader equity awards) meets or exceeds 19.9% of the number of shares of Trulia common stock outstanding immediately prior to the effective time of the merger. The table below sets forth, as of May 22, 2013, the amounts payable to each of Mr. Morris and Ms. Davidson if they (i) received remuneration for the cash-out of all vested Market Leader options they hold at the time of the merger or (ii) received remuneration for the cash-out of all vested Market Leader stock appreciation rights they hold at the time of the Merger (taking into account those portions of Mr. Morris’ equity awards that will accelerate as a result of the merger). The per share cash-out amount below is equal to (i) $6.00 plus (ii) 0.1553 multiplied by the closing measurement price of Trulia common stock minus (iii) the per share exercise price of such award. If the per share exercise price of any such award exceeds the sum of (i) and (ii), then such award will terminate without consideration. The amounts shown below assume a closing measurement price of Trulia common stock equal to $31.46 per share, which is the average closing market price of Trulia’s common stock over the first five business days following the first public announcement of the merger. However, whether any such amounts will be payable and the specific amounts payable can only be determined in connection with the closing of the merger.

	Cash-Out of Stock Options		Cash-Out of Stock Appreciation Rights		Total Cash- Out Possible ($)
Name	Shares Vested Under Outstanding Options (#)	Value of Vested Stock Options ($)	Shares Vested Under Outstanding Stock Appreciation Rights (#)	Value of Vested Stock Appreciation Rights ($)
Ian H. Morris	985,625	$6,709,913	226,562	$1,740,516	$8,450,429
Jacqueline L Davidson	597,500	4,495,639	30,000	260,272	4,755,911

(4)	Represents the value of continued payment of health insurance premiums, assuming payment of such premiums for 18 months for Mr. Morris and six months for Ms. Davidson. These amounts are “double trigger” and require a qualifying termination of employment following the merger to be payable. Closing of the merger is not expected to result in payment of such amounts to either Mr. Morris or Ms. Davidson.

Director and Officer Indemnification

The merger agreement provides that Trulia will honor and fulfill in all respects the obligations of Market Leader and its subsidiaries with respect to the indemnification of Market Leader and its subsidiaries’ directors and officers under their articles of incorporation, bylaws and indemnification agreements for six years after the effective date of the merger agreement.

The merger agreement provides that Trulia will and will cause the surviving corporation to maintain in effect Market Leader’s current directors’ and officers’ liability insurance for a period of six years. However, Trulia may substitute the policies of Trulia or the surviving corporation, so long as the policies are no less favorable in the aggregate to the directors and officers of Market Leader than Market Leader’s current policy. Additionally, Trulia is not required to incur annual premium expenses in excess of 200% of the amount paid by Market Leader for coverage for its last full fiscal year. Prior to the effective time, Market Leader or Trulia may also obtain a prepaid “tail” directors’ and officers’ liability insurance policy with a claims period of six years following the effective time of the merger and for an amount not to exceed 200% of the amount paid by Market Leader for coverage for its last full fiscal year.

Voting Agreements

In connection with entering into the merger agreement, each of the directors and executive officers of Market Leader and their respective permitted transferees, as applicable, in their individual capacities, each of whom are referred to herein as a supporting shareholder, entered into voting agreements pursuant to which the supporting shareholders agreed to, among other things, vote their shares of Market Leader common stock (i) in favor of the merger proposal and (ii) against approval of any proposal made in opposition to, in competition with, or inconsistent with, the merger agreement or the merger or any other transactions contemplated by the merger agreement. In addition, the supporting shareholders agreed not to directly or indirectly transfer their respective shares of Market Leader common stock during the term of the voting agreement, subject to certain limited exceptions. The voting agreements may not be terminated by the supporting shareholders even if the Market Leader board of directors has withdrawn or changed its recommendation in favor of the transaction with Trulia and, in such instances, the supporting shareholders would be required to vote to approve the merger proposal. As of the record date, the supporting shareholders as a group owned and were entitled to vote 3,014,354 shares of Market Leader common stock, or approximately 11% of the outstanding shares of Market Leader common stock on that date. For more information, see the section entitled “Voting Agreements.”

Trulia’s Reasons for the Merger

Trulia’s board of directors approved the merger agreement at a special meeting held on May 7, 2013, and determined that the merger agreement and the merger are in the best interests of Trulia and its shareholders. In reaching this decision, Trulia’s board of directors considered the financial performance and condition, business operations and prospects of each of Trulia, Market Leader and the combined company, the terms and conditions of the merger agreement and the ancillary documents, the results of the due diligence investigation conducted by Trulia’s management, accountants and legal counsel, and the analysis of Trulia’s legal and financial advisors.

Trulia’s board of directors also considered numerous factors, including those listed below:

•

the acquisition of Market Leader is expected to complement Trulia’s marketplace with Market Leader’s end-to-end software-as-a-service-based solutions that enable real estate professionals to grow and manage their businesses;

•	the fact that the combined company will have approximately 46,000 subscribers, more than any other online real estate marketplace;

•

the transaction is expected to result in a combined platform that creates value for the entire real estate market, from consumers to brokerages, real estate agents and franchisors, and create the most comprehensive end-to-end solution across multiple technology platforms in the real estate industry;

•	the integration of Trulia’s and Market Leader’s complementary assets, products and partners;

•	the expansion of Trulia’s customer base to include Market Leader’s industry partnerships with real estate brokerages and franchisors;

•	the expected operational and financial strength of the combined company should enable continued investment in new products and technologies;

•	expected increases to Trulia’s shareholder value through enhanced revenue opportunities;

•

the stock consideration of 0.1553 of a share of Trulia common stock for each share of Market Leader common stock is fixed and will not be adjusted for fluctuations in the market price of Trulia common stock or Market Leader common stock and the fact that, because the stock consideration under the merger agreement is fixed (except for adjustment under the merger agreement, if necessary), the per share value of the merger consideration to be paid to Market Leader shareholders upon completion of the merger could be more or less than its implied value immediately prior to the announcement of the merger agreement;

•

the limitations imposed by Section 312.03 of the NYSE Listed Company Manual, which generally would require prior approval by the Trulia shareholders for the issuance (or potential issuance) by Trulia of its shares (or securities convertible into or exercisable for its common stock) in connection with the merger if the shares are or will be upon issuance equal to 20% or more of Trulia’s outstanding shares before the issuance;

•	the resulting percentage ownership interests and voting power that current Market Leader shareholders would have in Trulia following the merger; and

•	current industry, economic and market conditions and trends, including Market Leader’s market position.

Trulia’s board of directors also considered a number of potentially negative factors, including those listed below:

•	the risk that the value of the Market Leader business could decline after the execution of the merger agreement;

•

the risk that the potential benefits of the merger would not be realized fully as a result of challenges the companies might face in integrating their technology, personnel and operations, as well as general industry-wide or economic conditions or other factors;

•

the risk that, if the merger is not completed, Trulia’s management would have devoted substantial time and resources to the combination at the expense of attending to and growing Trulia’s business or other business opportunities;

•

the risk associated with the additional demands that the acquisition of Market Leader would place on Trulia and its management, including the potential disruption of Trulia’s ongoing business as Trulia’s management and employees are required to dedicate significant time and effort in order to integrate the two companies’ systems, cultures, processes, controls and two separate client experiences; and

•	the risk that the potential business opportunities and growth prospects considered by Trulia’s board of directors will not be achieved through the completion of the merger.

The foregoing list comprises the material factors considered by Trulia’s board of directors in its consideration of the merger and intended to be a summary rather than an exhaustive list. In view of the variety and complexity of factors and information considered, Trulia’s board of directors did not find it practicable to, and did not, make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its decision. Rather, the decision was made after consideration of all of the factors as a whole. In addition, individual members of Trulia’s board of directors may have given different weight to different factors.

Directors and Management After the Merger

Upon completion of the merger, the board of directors and executive officers of Trulia are expected to remain unchanged, except that it is anticipated that Ian Morris, Market Leader’s Chief Executive Officer, will become an executive officer of Trulia.

Material U.S. Federal Income Tax Consequences of the Merger

The following is a summary of certain material United States federal income tax consequences of the merger to United States holders (as defined below) of Market Leader common stock who receive the merger consideration in exchange for their shares pursuant to the merger. This discussion is for general information only and is not tax advice. This summary is based on the Internal Revenue Code of 1986, as amended, which is referred to herein as the Code, applicable Treasury regulations, and administrative and judicial interpretations thereof, all as in effect as of the date of this proxy statement/prospectus, and all of which may change, possibly with retroactive effect. This summary assumes that shares of Market Leader common stock are held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). It does not address all of the United States federal income tax consequences that may be relevant to United States holders in light of their particular circumstances, or to other types of holders, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	broker-dealers;

•	traders;

•	expatriates;

•	tax-exempt organizations;

•	persons who are not United States holders;

•	persons who hold their Market Leader common stock as qualified small business stock;

•	pass-through entities and persons who are investors in a pass-through entity;

•	persons who are subject to alternative minimum tax;

•	persons who hold their shares of common stock as a position in a “straddle” or as part of a “hedging” or “conversion” transaction;

•	persons deemed to sell their shares of Market Leader common stock under the constructive sale provisions of the Internal Revenue Code;

•	persons that have a functional currency other than the United States dollar;

•	holders who exercise dissenters’ rights; or

•	persons who acquired their shares of Market Leader common stock upon the exercise of stock options or otherwise as compensation.

In addition, this discussion does not address any United States state or local, non-United States or United States federal non-income tax consequences of the merger.

Trulia and Market Leader urge each Market Leader shareholder to consult its own tax advisor regarding the United States federal income or other tax consequences of the merger to the shareholder.

For purposes of this discussion, a United States holder means a holder of Market Leader common stock who is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation or an entity treated as a corporation for United States federal income tax purposes created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•

a trust that either is subject to the supervision of a court within the United States and has one or more United States persons with authority to control all of its substantial decisions or has a valid election in effect to be treated as a United States person.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds Market Leader common stock, the tax treatment of a partner in the partnership (or other entity) will generally depend upon the status of the partner and the activities of the partnership (or other entity). If you are a partner of a partnership (or other entity) holding Market Leader common stock, you should consult your tax advisor regarding the tax consequences of the merger.

Consequences of the Merger

The receipt of the merger consideration in exchange for shares of Market Leader common stock pursuant to the merger will be a taxable transaction for United States federal income tax purposes. In general, a United States holder who receives the merger consideration in exchange for shares of Market Leader common stock pursuant to the merger will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between (1) the sum of the fair market value of the Trulia common stock received as of the effective time of the merger and the amount of cash received and (2) the holder’s aggregate adjusted tax basis in the shares of Market Leader common stock exchanged for the merger consideration. Any gain or loss will be long-term capital gain or loss if the holding period for the shares of Market Leader common stock surrendered exceeds one year at the effective time of the merger. Long-term capital gains of noncorporate United States holders (including individuals) generally are eligible for preferential rates of United States federal income tax, currently at a maximum rate of 20%. In addition, certain non-corporate shareholders may be subject to an additional 3.8% tax on all or a portion of certain of their investment income, which may include all or a portion of the gain recognized in connection with the merger. There are limitations on the deductibility of capital losses under the Code.

A United States holder’s aggregate tax basis in Trulia common stock received in the merger will equal the fair market value of the stock as of the effective time of the merger. The holding period of the Trulia common stock received in the merger will begin on the day after the merger. The amount and character of gain or loss must be determined separately for each block of Market Leader common stock (i.e., shares acquired at the same time in a single transaction).

Backup Withholding

Backup withholding (currently at a rate of 28%) may apply to payments made in connection with the merger. Backup withholding will not apply, however, to a holder who (1) furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding on the substitute Internal Revenue Service Form W-9 included in the letter of transmittal to be delivered to holders of Market Leader common stock prior to completion of the merger, (2) provides a certification of non-United States status on the applicable Internal Revenue Service Form W-8 (typically Internal Revenue Service Form W-8BEN) or appropriate successor form or (3) is otherwise exempt from backup withholding. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service. Please consult your tax advisor to see if you qualify for exemption from backup withholding and, if so, to understand the procedure for obtaining that exemption.

THE FOREGOING DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OF THE POTENTIAL TAX CONSIDERATIONS RELATING TO THE MERGER, AND IS NOT TAX ADVICE. THEREFORE, HOLDERS OF MARKET LEADER COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY OF UNITED STATES FEDERAL, STATE OR LOCAL, NON-UNITED STATES AND OTHER TAX LAWS.

Accounting Treatment

The merger will be accounted for using the acquisition method of accounting for business combinations. Trulia will record net tangible and identifiable intangible assets acquired and liabilities assumed from Market Leader at their respective fair values at the date of the completion of the merger. Any excess of the purchase price over the net fair value of such assets and liabilities will be recorded as goodwill.

The financial condition and results of operations of Trulia after completion of the merger will reflect Market Leader’s balances and results after completion of the transaction but will not be restated retroactively to reflect the historical financial condition or results of operations of Market Leader. The earnings of Trulia following the completion of the merger will reflect acquisition accounting adjustments, including the effect of changes in the carrying value for assets and liabilities on depreciation and amortization expense. Intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually, and all long-lived assets including goodwill will be tested for impairment when certain indicators are present. If in the future, Trulia determines that tangible or intangible assets (including goodwill) are impaired, Trulia would record an impairment charge at that time.

Regulatory Approvals Required for the Merger

The merger is subject to the requirements of the HSR Act. Under the HSR Act and the rules that have been promulgated under the HSR Act, acquisitions of a sufficient size may not be completed unless information has been furnished to the DOJ, and to the FTC, and applicable waiting period requirements have been satisfied or early termination of the waiting period has been granted. Both Trulia and Market Leader filed the required notification and report forms on May 14, 2013. Trulia and Market Leader received confirmation of early termination of the waiting period under the HSR Act, effective as of May 24, 2013.

Under the merger agreement, Trulia and Market Leader have agreed to use their reasonable best efforts to obtain all regulatory clearances necessary to complete the merger; however, Trulia, among other things, is not required to litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order or to divest any business, assets or property of Trulia or its subsidiaries or affiliates in connection with obtaining any such regulatory clearance.

At any time before or after the completion of the merger, notwithstanding that the applicable waiting period has ended, any state, foreign country, or private individual could take action to enjoin the merger under the antitrust laws as it deems necessary or desirable in the public interest or any private party could seek to enjoin the merger on anti-competitive grounds. Although the parties believe that completion of the merger would not violate any antitrust law, there can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if a challenge is made, what the result will be.

Litigation Relating to the Merger

In connection with the merger, three purported class action lawsuits brought on behalf of all Market Leader shareholders were filed in King County Superior Court: Bruce Lynn v. Market Leader, et al., No. 13-2-20796-6, filed May 23, 2013; Arjun Reddy v. Morris, et al., No. 13-2-21115-7, filed May 29, 2013; and Jamason v. Market Leader, et al., No. 13-2-21190-4, filed May 29, 2013. Additional lawsuits arising out of or relating to the merger or the merger Agreement may be filed in the future. Market Leader anticipates that the three pending lawsuits and any future related lawsuits will be consolidated and proceed as a single case.

The complaints in the three pending lawsuits are similar. Each complaint names Market Leader, all of the members of Market Leader’s board of directors, Trulia, and Mariner Acquisition Corp. as defendants. The complaints allege, among other things, that Market Leader’s board of directors breached its fiduciary duties to its shareholders by failing to maximize shareholder value or to engage in a fair sale process before approving the proposed acquisition of Market Leader by Trulia. Specifically, the complaints allege that the consideration to be paid by Trulia in connection with the merger is inadequate in light of Market Leader’s recent performance and growth. The complaints also allege that the sale process was designed to ensure that only Trulia had the opportunity to acquire Market Leader and that the use of certain deal protection mechanisms precluded Market Leader from obtaining competing offers. The complaints further allege that Market Leader, Trulia and Mariner Acquisition Corp. aided and abetted the Market Leader board of directors in its breaches of fiduciary duty.

The plaintiffs seek relief that includes an injunction prohibiting the consummation of the merger, rescission to the extent the merger terms have already been implemented, damages for the breaches of fiduciary duty, and payment of plaintiffs’ attorneys’ fees and costs.

Market Leader and its board of directors believe that these allegations are without merit and intend to defend the lawsuits vigorously. There can be no assurance, however, with regard to the outcome of these lawsuits.

Exchange of Shares in the Merger

Trulia has appointed Computershare Trust Company, N.A., as its exchange agent, referred to herein as the exchange agent, to handle the exchange of shares of Market Leader common stock for the merger consideration the holder is entitled to receive under the merger agreement.

Promptly following the completion of the merger, the exchange agent will mail to each record holder of Market Leader common stock immediately prior to the completion of the merger a letter of transmittal and instructions for effecting the exchange of Market Leader common stock certificates for the merger consideration. Upon surrender of stock certificates for cancellation along with the executed letter of transmittal and other documents described in the instructions, a Market Leader shareholder will receive (1) the per share cash consideration, (2) the per share stock consideration and (3) if applicable, cash in lieu of fractional shares of Trulia common stock. After the effective time of the merger, Market Leader will not register any transfers of the shares of Market Leader common stock. Unless you specifically request to receive Trulia stock certificates, the shares of Trulia common stock you receive in the merger will be issued in book-entry form. The exchange agent and Trulia are entitled to deduct and withhold any applicable taxes from any merger consideration that would otherwise be payable.

Market Leader shareholders should not return their stock certificates with the enclosed proxy card and should not forward stock certificates to the exchange agent without a letter of transmittal.

Dissenters’ Rights

Market Leader shareholders who do not vote in favor of the merger proposal and follow certain procedural steps will be entitled to dissenters’ rights under chapter 23B.13 of the WBCA, provided they take the steps required to perfect their rights under chapter 23B.13 of the WBCA. For more information regarding dissenters’ rights, see the section entitled “Dissenters’ Rights.” In addition, a copy of chapter 23B.13 of the WBCA is attached as Annex C to this proxy statement.

A condition to Trulia’s and Merger Sub’s obligation to complete the merger is that holders of no more than 5% of Market Leader’s outstanding shares of common stock (on an as-converted basis) have exercised statutory rights of dissent under Washington law, or notified Market Leader or Trulia of an intent to exercise statutory rights of dissent under the Washington law, in either case and not withdrawn such claims.

Listing of Trulia Common Stock

Trulia’s common stock currently trades on the NYSE under the stock symbol “TRLA.” It is a condition to the completion of the merger that the Trulia common stock issuable in the merger be approved for listing on the NYSE, subject to official notice of issuance. Trulia has agreed to use its reasonable best efforts to cause the shares of Trulia common stock issuable in connection with the merger to be approved for listing on the NYSE and expects to obtain NYSE’s approval to list such shares prior to completion of the merger, subject to official notice of issuance.

Delisting and Deregistration of Market Leader Common Stock

Shares of Market Leader common stock currently trade on the Nasdaq Global Select Market under the stock symbol “LEDR.” Following the completion of the merger, the Market Leader common stock currently listed on the Nasdaq Global Select Market will cease to be quoted on the Nasdaq Global Select Market and will be deregistered under the Exchange Act.

Restrictions on the Shares of Trulia Common Stock Received in the Merger

The shares of Trulia common stock to be issued in connection with the merger will be freely transferable under the Securities Act and the Exchange Act, except for shares issued to any shareholder who may be deemed to be an “affiliate” of Trulia for purposes of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or under the common control with Trulia and may include the executive officers, directors and significant shareholders of Trulia.

THE MERGER AGREEMENT

The following description describes the material terms of the merger agreement. This description of the merger agreement is qualified in its entirety by reference to the full text of the merger agreement, which is attached as Annex A to this proxy statement/prospectus and is incorporated herein by reference. The merger agreement has been included to provide you with information regarding its terms. Market Leader encourages you to read the entire merger agreement, as well as this proxy statement/prospectus, before making any decisions regarding the merger.

The Merger

Each of the Market Leader board of directors and Trulia board of directors has approved the merger agreement, which provides that, at the closing of the proposed transactions contemplated by the merger agreement, Merger Sub will be merged with and into Market Leader, and Market Leader will continue as the surviving corporation of the merger and as a wholly owned subsidiary of Trulia. Following the merger, Market Leader will no longer be a publicly traded corporation.

Merger Consideration

At the effective time of the merger, each share of Market Leader common stock issued and outstanding immediately prior to the effective time of the merger (other than shares with respect to which dissenter’s rights are properly exercised or shares owned by Trulia, any of its subsidiaries or Market Leader) will be converted into the right to receive (i) $6.00 in cash, without interest and subject to applicable withholding tax, plus (ii) 0.1553 of a share of the common stock of Trulia, in each case subject to adjustment as described below under the section entitled “—Adjustment to the Merger Consideration.” For example, if you currently own 100 shares of Market Leader common stock, you will be entitled to receive $600 (or 100 x $6.00) in cash and 15.53 shares (or 100 x 0.1553 shares) of Trulia common stock.

Market Leader shareholders will not receive any fractional shares of Trulia common stock in the merger. Instead, each Market Leader shareholder otherwise entitled to a fraction of a share of Trulia common stock will be entitled to receive in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the volume weighted average closing price of Trulia’s common stock, rounded to the nearest one-tenth of a cent, as reported on NYSE over the ten (10) trading days immediately preceding (but not including) the closing date of the merger, which is referred to herein as the closing measurement price.

Trulia’s common stock is actively traded on the NYSE and, therefore, the implied value of the merger consideration changes along with changes in Trulia’s stock price. Accordingly, at the time of the Market Leader special meeting, Market Leader shareholders will not know what the value of Trulia’s common stock will be at the effective time of the merger and, therefore, they will not be able to calculate the market value of the Trulia common stock issued as stock consideration in the merger that they would have the right to receive upon completion of the merger. The actual value of the stock consideration upon closing of the merger may be less than the implied value on the day of the special meeting. Because the price of Trulia common stock could fluctuate during the period of time between when the Market Leader shareholders vote to approve the merger proposal and the effective time of the merger, Market Leader shareholders will be subject to the risk of a decline in the price of Trulia common stock during this period.

The stock consideration will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of Trulia’s common stock), reorganization, recapitalization, reclassification or other similar change with respect to Trulia’s common stock having a record date on or after the date of the merger agreement but before the effective time of the merger. The cash consideration and the stock consideration will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of Market Leader’s common stock), reorganization, recapitalization, reclassification or other similar change with respect to Market Leader’s common stock having a record date on or after the date of the merger agreement but before the effective time of the merger.

Treatment of Market Leader Stock Options and Other Equity-Based Awards

Market Leader Stock Options

Unless subject to the cash-out as described under the section entitled “—Cash-Out of Certain Vested Equity-Based Awards” below, each stock option to acquire Market Leader common stock that is outstanding immediately prior to the effective time of the merger and held by a continuing service provider will be assumed and converted automatically into an option to purchase Trulia common stock and will continue to be governed by its same terms in effect prior to the merger, except that:

•

the number of shares of Trulia common stock subject to each assumed option will be equal to the product of (x) the number of shares of Market Leader common stock underlying such assumed option as of immediately prior to the effective time of the merger multiplied by (y) the exchange ratio (as defined below) (with the resulting number rounded down to the nearest whole share); and

•

the per share exercise price of each assumed option will be equal to the quotient determined by dividing (x) the exercise price per share at which such assumed option was exercisable immediately prior to the effective time of the merger by (y) the exchange ratio (with the resulting price per share rounded up to the nearest whole cent).

The exchange ratio equals the sum of (x) the stock consideration plus (y) the quotient obtained by dividing (1) the cash consideration, by (2) the closing measurement price. For the sake of clarification, the terms “stock consideration” and “cash consideration” as used in the definition of exchange ratio reflect any adjustment that may be made to the amounts of the stock consideration and the cash consideration contemplated by the merger agreement.

Market Leader Restricted Stock Units

Each Market Leader restricted stock unit outstanding immediately prior to the effective time of the merger and that is held by a continuing service provider will be assumed and converted into a restricted stock unit covering Trulia common stock and will continue to be governed by its same terms in effect prior to the merger, except that:

•

the number of shares of Trulia common stock subject to each assumed restricted stock unit will be equal to the product of (x) the number of shares of Market Leader common stock underlying such assumed restricted stock unit as of immediately prior to the effective time of the merger multiplied by (y) the exchange ratio described above under “—Market Leader Stock Options” (with the resulting number rounded down to the nearest whole share).

Market Leader Stock Appreciation Rights

Unless subject to the cash-out as described under the section entitled “—Cash-Out of Certain Vested Equity-Based Awards” below, each Market Leader stock appreciation right outstanding immediately prior to the effective time of the merger and that is held by a continuing service provider will be assumed and converted into a stock appreciation right covering Trulia common stock and will continue to be governed by its same terms in effect prior to the merger, except that:

•

the number of shares of Trulia common stock subject to each assumed stock appreciation right will be equal to the product of (x) the number of shares of Market Leader common stock underlying such assumed stock appreciation right as of immediately prior to the effective time of the merger multiplied by (y) the exchange ratio described above under “—Market Leader Stock Options” (with the resulting number rounded down to the nearest whole share); and

•

the per share exercise price of each assumed stock appreciation right will be equal to the quotient determined by dividing (x) the exercise price per share at which such assumed stock appreciation right was exercisable immediately prior to the effective time of the merger by (y) the exchange ratio described above under “—Market Leader Stock Options” (with the resulting price per share rounded up to the nearest whole cent).

Cash-Out of Certain Vested Equity-Based Awards

The NYSE Listed Company Manual requires the prior approval by the Trulia shareholders for the issuance (or potential issuance) by Trulia of its shares (or securities convertible into or exercisable for Trulia shares) if such shares are or will be upon issuance equal to 20% or more of Trulia’s outstanding shares before the issuance. The merger agreement limits the aggregate number of shares of Trulia common stock that may be issued or are otherwise issuable in connection with the merger to avoid meeting or exceeding this threshold. If the aggregate number of shares of Trulia common stock issued or issuable in the merger (including shares of Trulia common stock issuable in respect of assumed Market Leader equity awards) meets or exceeds 19.9% of the number of shares of Trulia common stock outstanding immediately prior to the effective time of the merger, which is referred to herein as the 19.9% threshold, then certain vested Market Leader stock options and stock appreciation rights held by continuing service providers will not be assumed and instead will be terminated in exchange for a cash payment with respect to each share of Market Leader common stock underlying any such award equal to (i) $6.00 plus (ii) 0.1553 multiplied by the closing measurement price minus (iii) the per share exercise price of such award, net of applicable withholding taxes. However, if the per share exercise price of a vested award not assumed pursuant to this paragraph exceeds the sum of (i) and (ii), then such award would terminate without consideration. If the price of Trulia’s common stock decreased and the cash-out mechanic described above was triggered, Trulia would be required to pay additional cash consideration to the holders of such vested equity awards, which Trulia believes is reasonably possible based upon the historic volatility of Trulia’s common stock price and the time it may take to complete the merger. By way of example, if Trulia’s stock price decreased such that the closing measurement price would be 10%, 20% and 30% less than the volume-weighted average price of Trulia’s common stock for the 10-trading day period ending July 11, 2013 ($32.30), Trulia believes it would be required to pay an additional cash consideration to such vested equity holders of approximately $0 (as the cash-out would not have been triggered), $0 (as the per share exercise price of the cashed-out awards would exceed the sum of (i) and (ii) above and thus terminate without consideration) and $1.6 million, respectively. The cash-out would be made in lieu of the assumption of the cashed out awards, and the cash consideration paid to the holders of such awards would be substantially equivalent to the value of the Trulia equity awards that such holders would receive if the cash-out was not effected. Accordingly, the impact on the purchase price will not be significant and the cash-out would not affect the form or amount of the merger consideration to be received by the holders of Market Leader common stock.

To determine the order in which equity awards will be subject to the cash-out, the following criteria will apply:

•

The vested Market Leader options and vested Market Leader stock appreciation rights will be sorted in order from highest exercise price to lowest exercise price (including those options and stock appreciation rights for which vesting will accelerate as a result of the merger). Those vested Market Leader options and vested Market Leader stock appreciation rights with the highest exercise price will be cashed out first.

•

To the extent that it is not necessary to cash out all of the vested Market Leader options and vested Market Leader stock appreciation rights with a particular exercise price, then within such tranche of vested Market Leader options and vested Market Leader stock appreciation rights with a particular exercise price, those vested Market Leader options and vested Market Leader stock appreciation rights will be sorted in order by seniority at Market Leader (based on position, not length of service). Those vested Market Leader options and vested Market Leader stock appreciation rights held by the individuals with the highest seniority will be cashed out first.

•

To the extent that it is not necessary to cash out all of the vested Market Leader options and vested Market Leader stock appreciation rights held by all of the individuals with a particular level of seniority, then within such tranche by seniority, the vested Market Leader options and vested Market Leader stock appreciation rights will be cashed out pro rata among the individuals with that level of seniority.

In case of any questions regarding the interpretation of the above order of priority, the determination of Trulia’s board of directors will be final and binding.

If Trulia cashes out any options and/or stock appreciation rights, Trulia will pay to holders of such cashed-out options and/or stock appreciation rights the amount to which such holder is entitled no later than the 30th day after the effective time of the merger.

Company Stock Awards Held by Non-Continuing Service Providers

Each Market Leader option, restricted stock unit and stock appreciation right held by a person other than a continuing service provider will not be assumed or otherwise substituted by Trulia and will instead be canceled or terminated at the effective time of the merger without consideration.

Filing of a Form S-8 Registration Statement

If available for use by Trulia, Trulia has agreed to file a Form S-8 registration statement (or other appropriate form) promptly after the effective time of the merger (but in no event later than five business days following the effective time of the merger) with the SEC to the extent necessary to register the Trulia common stock subject to the assumed and converted options, restricted stock units and stock appreciation rights. Trulia has also agreed to file a supplemental listing application (or such other form as may be required by NYSE) with the NYSE relating to such assumed and converted options, restricted stock units and stock appreciation rights.

Assumption of Market Leader 2004 Plan

Trulia has the right (but not the obligation) to assume, on notice to Market Leader prior to the closing of the merger, and, if assumed, will be able to grant equity-based awards, to the extent permissible by applicable law and NYSE rules, under the terms of the Market Leader, Inc. Amended and Restated 2004 Equity Incentive Plan (the “2004 Plan”) or the terms of another plan adopted by Trulia to issue the reserved but unissued Market Leader shares under the 2004 Plan and the shares that would otherwise be returned to the 2004 Plan due to (i) awards that lapse, expire, terminate or are canceled prior to the issuance of shares thereunder or (ii) shares of Market Leader common stock that are issued under the 2004 Plan and thereafter are forfeited to or otherwise reacquired by Market Leader, except that:

•	Market Leader shares covered by such awards will be shares of Trulia common stock; and

•

all references to a number of Market Leader shares will be (A) changed to reference Trulia common stock and (B) converted to a number of shares of Trulia common stock equal to the product of the number of Market Leader shares multiplied by the exchange ratio, rounded down to the nearest whole number of shares of Trulia common stock.

If Trulia does not exercise its right to assume the 2004 Plan, Market Leader will terminate the 2004 Plan.

Adjustment to the Merger Consideration

As noted above, the merger agreement limits the aggregate number of shares of Trulia common stock that may be issued or are otherwise issuable in connection with the merger to the 19.9% threshold. If, following the cash-out of certain vested equity-based awards as described under the caption “Treatment of Market Leader Stock Options and Other Equity-Based Awards—Cash-Out of Certain Vested Equity-Based Awards” above, the aggregate number of shares of Trulia common stock issued or issuable in the merger (including shares of Trulia common stock issuable in respect of assumed Market Leader equity awards) would still meet or exceed the 19.9% threshold, the aggregate stock consideration would be decreased to the minimum extent necessary such that the number of shares of Trulia common stock issued or issuable in the merger (including shares of Trulia common stock issuable in respect of assumed Market Leader equity awards) would not meet or exceed the 19.9% threshold. In such event, the cash consideration will be increased by an amount equal to the product of (i) the amount of the reduction in the stock consideration multiplied by (ii) the closing measurement price. Although the adjustment will change the respective amounts of stock consideration and cash consideration you will receive in the merger, the overall value of the merger consideration as of the closing date of the merger should not be substantively changed due to the adjustment. Although as of the date of this proxy statement/prospectus, Trulia and Market Leader do not anticipate that an adjustment to the merger consideration will be necessary, a decline in the price of Trulia’s common stock could result in the adjustment being made. Accordingly, until the merger has been consummated, holders of Market Leader’s common stock may not know the proportion of stock consideration and cash consideration they will receive in the merger.

Dissenters’ Rights

Market Leader shareholders who do not vote in favor of the merger proposal and follow certain procedural steps will be entitled to dissenters’ rights under chapter 23B.13 of the WBCA, provided they take the steps required to perfect their rights under chapter 23B.13 of the WBCA. For more information regarding dissenters’ rights, see the section entitled “Dissenters’ Rights.” In addition, a copy of chapter 23B.13 of the WBCA is attached as Annex C to this proxy statement.

A condition to Trulia’s and Merger Sub’s obligation to complete the merger is that holders of no more than 5% of Market Leader’s outstanding shares of common stock (on an as-converted basis) have exercised statutory rights of dissent under Washington law, or notified Market Leader or Trulia of an intent to exercise statutory rights of dissent under the Washington law, in either case and not withdrawn such claims.

Completion of the Merger

The merger agreement requires the parties to complete the merger after all of the conditions to the completion of the merger contained in the merger agreement are satisfied or waived, including the approval of the merger proposal by the shareholders of Market Leader. The merger will become effective upon the filing of the articles of merger with the Secretary of State of the State of Washington, or at such later time as is agreed to by Trulia, Merger Sub and Market Leader and specified in the articles of merger.

Trulia and Market Leader expect to complete the merger during the third quarter of 2013 if the approval of the merger proposal is obtained, assuming the other conditions that are set forth in the merger agreement to the consummation of the merger are satisfied or waived. However, it is possible that the merger will not be consummated within that timeframe.

Conversion of Shares; Exchange of Certificates

The merger agreement provides that Trulia will select a bank or trust company, reasonably acceptable to Market Leader, to act as the exchange agent. Trulia has appointed Computershare Trust Company, N.A. as its exchange agent. The merger agreement provides that on or prior to the date of completion of the merger, Trulia will deposit with the exchange agent a sufficient amount of cash to make the payment of the cash consideration, a sufficient number of shares of Trulia common stock to provide for the issuance of the stock consideration, and a sufficient amount of cash to make payments in lieu of fractional shares and any dividends or distributions to which holders of Market Leader common stock are entitled pursuant to the terms of the merger agreement. The exchange agent will be entitled to deduct and withhold from the cash amounts payable to any Market Leader shareholder the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If the exchange agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the shareholders from whom they were withheld.

Promptly following the completion of the merger, the exchange agent will mail to each record holder of Market Leader common stock immediately prior to the completion of the merger a letter of transmittal and instructions for surrendering and exchanging the record holder’s Market Leader stock certificates or book-entry shares. Upon surrender of a Market Leader common stock certificate for exchange to the exchange agent (or upon receipt of an appropriate agent’s message in the case of book-entry shares), together with a duly signed and completed letter of transmittal, and such other documents as the exchange agent or Trulia may reasonably require, the holder of the Market Leader stock certificate and book-entry shares will be entitled to receive merger consideration and any other amounts to which such holder is entitled for fractional shares of Trulia common stock or in respect of any dividends or other distributions as set forth in the merger agreement.

After the completion of the merger, all holders of certificates representing shares of Market Leader common stock that were outstanding immediately prior to the completion of the merger will cease to have any rights as shareholders of Market Leader, other than the right to receive the merger consideration (or, in the alternative, the dissenters’ rights described under the heading “Dissenters’ Rights,” if so elected) and any rights to dividends or other distributions. In addition, no transfer of Market Leader common stock after the completion of the merger will be registered on the stock transfer books of Market Leader.

If any Market Leader stock certificate has been lost, stolen or destroyed, the exchange agent will issue in exchange for such lost, stolen or destroyed stock certificate the merger consideration upon the delivery of an affidavit by the owner of such stock certificate claiming that such stock certificate has been lost, stolen or destroyed. However, Trulia and/or the exchange agent may, in its discretion and as a condition to the payment of cash or the issuance of any shares of Trulia common stock in exchange therefor, also require the owner of such lost, stolen or destroyed stock certificate to deliver a bond as indemnity against any claim that may be made with respect to that stock certificate against Trulia, the surviving corporation or the exchange agent.

Stock certificates should be sent only pursuant to instructions set forth in the letters of transmittal, which the merger agreement provides will be mailed to Market Leader shareholders promptly following the completion of the merger. In all cases, the cash payments, shares of Trulia common stock and cash in lieu of fractional shares and in respect of any dividends or other distributions will be delivered only in accordance with the procedures set forth in the letter of transmittal.

Representations and Warranties

The merger agreement contains representations and warranties made by Market Leader to Trulia and Merger Sub and made by Trulia and Merger Sub to Market Leader. The assertions embodied in the representations and warranties were made solely for purposes of the merger agreement and may be subject to important qualifications and limitations agreed to by the parties to the merger agreement in connection with negotiating its terms. In particular, in your review of the representations and warranties contained in the merger agreement, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the merger agreement and were negotiated for the purpose of allocating contractual risk among the parties to the merger agreement rather than to establish matters as facts. The representations and warranties may also be subject to a standard of materiality or material adverse effect different from those generally applicable to investors and reports and documents filed with the SEC and in some cases may be qualified by disclosures made by one party to the other, which are not necessarily reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement, may have changed since the date of the merger agreement, and subsequent developments or new information qualifying a representation or warranty may have been included in or incorporated by reference into this proxy statement. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of Market Leader and Trulia or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this proxy statement.

In the merger agreement, Market Leader, Trulia and Merger Sub each made representations and warranties relating to, among other things:

•	organization and standing;

•	corporate power and authority to enter into and perform its obligations under, and enforceability of, the merger agreement;

•	the absence of conflicts with organizational documents, other contracts and applicable laws;

•	compliance with applicable laws, orders and permits;

•	required regulatory filings and consents and approvals of governmental entities;

•	capitalization;

•	documents filed with the SEC and other governmental authorities;

•	financial statements and controls;

•	the absence of undisclosed liabilities;

•	the absence of certain changes since December 31, 2012;

•	the absence of litigation and orders; and

•	broker’s fees.

In the merger agreement, Trulia and Merger Sub also each made representations and warranties relating to:

•	title to shares of Trulia’s common stock to be issued pursuant to the merger; and

•	purpose of the formation of Merger Sub.

In the merger agreement, Market Leader also made representations and warranties relating to:

•	subsidiaries;

•	material contracts;

•	tax matters;

•	employee benefits;

•	labor matters;

•	real property;

•	environmental matters;

•	assets and personal property;

•	intellectual property;

•	insurance;

•	export control and import laws;

•	foreign corrupt practices act;

•	the absence of transactions with related parties;

•	opinion of financial advisors; and

•	customers and suppliers.

Material Adverse Effect

Several of the representations, warranties, covenants, closing conditions and termination provisions in the merger agreement use the phrase “material adverse effect.” The merger agreement provides that “material adverse effect” means, with respect to either Trulia or Market Leader, as the case may be, any fact, event, condition, circumstance, change or effect that, individually or when taken together with all other such facts, events, conditions, circumstances, changes or effects that exist or have occurred prior to or at the date of determination of the occurrence of the “material adverse effect,” is or is reasonably likely to:

•

be materially adverse to the business, operations, capitalization, properties, assets (including intangible assets), liabilities, condition (financial or otherwise) or results of operations of Trulia or Market Leader, as the case may be, and its respective subsidiaries taken together as a whole; or

•

materially impede the ability of Trulia or Market Leader, as the case may be, and its respective subsidiaries taken together as a whole, to consummate the transactions contemplated by the merger agreement in accordance with the terms hereof and applicable law.

The merger agreement further provides that, solely with respect to the first bullet above, none of the following (by themselves or when taken with any other fact, circumstance, change or effect) will be deemed to constitute, or be taken into account in determining whether there has occurred or could reasonably be expected to occur, a material adverse effect on Trulia or Market Leader, as applicable:

•

general economic conditions, provided that such effects do not have a substantially disproportionate impact on Trulia or Market Leader, as the case may be and its respective subsidiaries, take together as a whole; or

•

general conditions in the industries in which such person or any of their respective subsidiaries conduct business, provided that such effects do not have a substantially disproportionate impact on Trulia or Market Leader and their respective subsidiaries, taken together as a whole.

Covenants

Interim Conduct of Market Leader’s Business

Market Leader has undertaken customary covenants that place restrictions on it and its subsidiaries until the effective time of the merger. In general, Market Leader agreed to (i) carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted and in compliance with all applicable law, (ii) pay its debts and taxes when due, in each case subject to good faith disputes over such debts or taxes, (iii) pay or perform all material obligations when due and (iv) use commercially reasonable efforts, consistent with past practices and policies, to (A) preserve intact its present business organization, (B) keep available the services of its present officers and employees and (C) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings.

Market Leader further agreed that, except (i) as expressly contemplated or permitted by the merger agreement, (ii) as specifically set forth in Market Leader’s disclosure schedule that was delivered to Trulia at the time of signing the merger agreement, or (iii) with Trulia’s prior written consent, Market Leader will not, and will not permit any of its subsidiaries to, among other things, undertake the following actions:

•	amend its articles of incorporation or bylaws;

•

authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver any securities of Market Leader or any of its subsidiaries, except for the issuance and sale of capital stock pursuant to Market Leader stock options, restricted stock units or stock appreciation rights outstanding prior to the date of the merger agreement;

•	acquire or redeem, directly or indirectly, or amend any securities of Market Leader or any of its subsidiaries;

•

other than cash dividends or distributions made by any direct or indirect wholly owned subsidiary of Market Leader to Market Leader or one of its subsidiaries, set any record or payment dates for the payment of any dividends or distributions on capital stock, split, combine or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock;

•	propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Market Leader or any of its subsidiaries;

•

(i) except for loans or advances to or from wholly owned subsidiaries, incur or assume any indebtedness or issue any debt securities, (ii) except with respect to obligations of wholly owned subsidiaries of Market Leader, assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other person, (iii) make any loans or advances except for travel or other advances made in the ordinary course of business consistent with past practice to employees of Market Leader or any of its subsidiaries, (iv) make any capital contributions to or investments in any other person, by purchase or other acquisition of stock or other equity interests (other than in a fiduciary capacity in the ordinary course of business consistent with past practice), whether by merger, consolidation, asset purchase or other business combination, or by formation of any joint venture or other business organization or by contributions to capital; or (v) mortgage or pledge any of its or its subsidiaries’ assets, tangible or intangible, or create or suffer to exist any lien (other than certain permitted liens) thereupon;

•

enter into, adopt, amend (including acceleration of vesting), modify or terminate any bonus, profit sharing, compensation, severance, termination, Market Leader stock award, restricted stock, restricted stock unit, appreciation right, performance unit, stock equivalent, share purchase agreement, equity-based compensation award (whether payable in stock, cash or otherwise), pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director, officer or employee in any manner (other than at-will employment offers to employees below the director level entered into in the ordinary course of business consistent with past practice) or increase in any manner the compensation or fringe benefits of any director, officer, consultant or employee, pay any special bonus or special remuneration to any director, officer, consultant or employee (other than ordinary course bonuses paid to non-executive employees that are not more than $2,500, individually, or $50,000, in the aggregate), or pay any benefit not required by any plan or arrangement as in effect as of the date of the merger agreement;

•	forgive any loans to any employees, officers or directors of Market Leader or any of its subsidiaries, or any of their respective affiliates;

•	hire employees at the executive level or higher or, other than in the ordinary course of business consistent with past practice, any other employees;

•

terminate any employees of Market Leader or any of its subsidiaries or otherwise cause any employees of Market Leader or any of its subsidiaries to resign, in each case other than (x) in the ordinary course of business consistent with past practice or (y) for cause or poor performance (documented in accordance with Market Leader’s past practices);

•

make any deposits or contributions of cash or other property to, or take any other action to fund, or in any other way secure the payment of compensation or benefits under the employee benefit plans or contracts subject to the employee benefit plans, other than deposits and contributions that are required pursuant to the terms of the employee benefit plans or contracts subject to the employee benefit plans in effect as of the date of the merger agreement;

•	enter into, amend, or extend any collective bargaining agreement or similar contract;

•

acquire, sell, lease, license or dispose of any property or assets in any single transaction or series of related transactions, except either (i) transactions pursuant to existing contracts which are not material to Market Leader, individually or in the aggregate or (ii) the sale of goods or grants of non-exclusive licenses with respect to Market Leader intellectual property rights in the ordinary course of business consistent with past practice;

•

except as may be required as a result of a change in applicable law or in the generally accepted accounting principles (as applied in the United States), make any change in any of the accounting principles or practices used by Market Leader;

•

(i) make or change any material tax election, (ii) file any income or other material tax return (including material sales, use, receipts or other similar tax returns) or any amended tax return, unless in each case such tax return has been provided to Trulia for review and comment within a reasonable period prior to the due date for filing, (iii) settle or compromise any material liability for taxes, (iv) adopt or change any material tax accounting method or (v) consent to any extension or waiver of any limitation period with respect to any material claim or assessment for taxes;

•

enter into any intellectual property licenses or amend any intellectual property licenses or grant any release or relinquishment of any rights under any intellectual property licenses, except (i) to customers and (ii) non-exclusive in-bound licenses for commercially available technology, in each case in the ordinary course of business consistent with past practice;

•

grant any exclusive rights with respect to any Market Leader intellectual property, divest any Market Leader intellectual property, except if such divestiture or divestures, individually or in the aggregate, are not material to Market Leader, or materially modify Market Leader’s standard warranty terms for Market Leader products or services or amend or modify any product or service warranty in any manner that is likely to be materially adverse to Market Leader or any of its subsidiaries;

•

terminate, fail to renew, abandon, cancel, let lapse, or fail to continue to prosecute or defend any Market Leader registered intellectual property or other material Market Leader intellectual property, other than the expiration of registered intellectual property upon its statutory term;

•

(i) acquire (by merger, consolidation or acquisition of stock or assets) any other person or any equity interest therein or (ii) authorize, incur or commit to incur any new capital expenditure(s) (excluding capitalized internally developed software development costs), individually or in the aggregate, with obligations to Market Leader or any of its subsidiaries in excess of $300,000; provided, however, that none of the foregoing will limit any capital expenditure required pursuant to existing contracts that have been made available to Trulia;

•

settle or compromise any pending or threatened legal proceeding or pay, discharge or satisfy or agree to pay, discharge or satisfy any claim, liability or obligation, other than the settlement, compromise, payment, discharge or satisfaction of legal proceedings, claims and other liabilities (i) that are reflected or reserved against in full in the Market Leader balance sheet (for amounts not in excess of such reserves), (ii) accounts payable, trade payables and other expenses incurred in the ordinary course of business consistent with past practice since the date of the Market Leader balance sheet or (iii) otherwise do not involve the payment of money in excess of $100,000 in the aggregate, in each case, in which the settlement, compromise, discharge or satisfaction of which does not include any obligation (other than the payment of money) to be performed by Market Leader or its subsidiaries following the effective time of the merger;

•

except as required by applicable law or the generally accepted accounting principles (as applied in the United States), revalue in any material respect any of its properties or assets including writing-off notes or accounts receivable;

•

except as required by applicable law, convene any regular or special meeting (or any adjournment or postponement thereof) of the shareholders of Market Leader other than the meeting of the Market Leader shareholders for the purpose of voting upon the merger proposal;

•

enter into, renew, extend or terminate (i) certain specified material contracts, (ii) any other material contract other than in the ordinary course of business consistent with past practice, or (iii) certain specified contracts (or any other contract with any broker or finder in connection with the merger or any other transaction contemplated by the merger agreement); or make any material change in any such material contract or certain specified contracts, plans, arrangements or other transactions;

•

(i) enter into any lease, sublease, license or other occupancy agreement with respect to real property (whether as a lessor, sublessor, lessee or sublessee), (ii) modify, amend or exercise any right to renew any lease or waive or violate any term or condition thereof or grant any consents thereunder; (iii) convey any interest in any leased real property or enter into any agreement to acquire or sell any interest in real property; or (iv) make any material changes in the construction or condition of any such property;

•	enter into any new line of business or change its material operating policies in any material respect, except as required by law or by policies imposed by any governmental authority;

•

(i) other than in the ordinary course of business consistent with past practice, introduce any material new products or services or any material marketing campaigns or (ii) introduce any material new sales compensation or incentive programs or arrangements;

•	enter into a contract to do any of the foregoing or make any other binding arrangement or understanding with respect to any of the foregoing; or

•

knowingly take any action which results or is reasonably likely to result in any of the conditions to the merger not being satisfied, or would make any of the representations or warranties of Market Leader contained in the merger agreement untrue or incorrect in any material respect, or that would materially impair or delay the ability of Market Leader to consummate the transactions contemplated by the merger in accordance with the terms hereof or materially delay such consummation.

Reasonable Best Efforts to Complete the Merger

Each of Market Leader, Trulia and Merger Sub have agreed to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties to the merger agreement in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the merger agreement (including the merger), including using its reasonable best efforts to (i) cause the conditions to the merger that are within their respective control to be satisfied or fulfilled, including by filing as promptly as practicable after the date hereof with the SEC all annual, quarterly and current reports required to be filed by it under the Exchange Act for any and all periods ending prior to the effective time of the merger; (ii) obtain all necessary or appropriate consents, waivers and approvals, and to provide all necessary notices, under any contracts to which it or any of its subsidiaries is a party in connection with the merger agreement and the consummation of the transactions contemplated thereby (including the merger) so as to maintain and preserve the benefits under such contracts following the consummation of the transactions contemplated hereby (including the merger); (iii) make all necessary registrations, declarations and filings with governmental authorities in connection with the merger agreement and the consummation of the transactions contemplated thereby (including the merger), and obtain all necessary actions or non-actions, waivers, clearances, consents, approvals, orders and authorizations from governmental authorities (including under all antitrust law) in connection with the merger agreement and the consummation of the transactions contemplated thereby (including the merger); (iv) execute and deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the merger agreement.

Without limiting the generality of the foregoing, as soon as reasonably practicable following the execution and delivery of the merger agreement, each of Trulia and Market Leader agreed to file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to the merger agreement and the transactions contemplated thereby (including the merger) as required by the HSR Act (which was filed on

May 14, 2013, and for which early termination of the applicable waiting period was received on May 24, 2013), as well as comparable pre-merger notification filings, forms and submissions with any foreign governmental authority that may be required by the antitrust law of any applicable foreign jurisdiction or be deemed desirable by Trulia, in each case as Trulia may deem necessary and/or appropriate. The merger agreement provides that it is expressly understood and agreed that: (i) neither Trulia nor Merger Sub will have any obligation to litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent; and (ii) neither Trulia nor Merger Sub will be under any obligation to make proposals, execute or carry out agreements, enter into consent decrees or submit to orders providing for (A) the sale, divestiture, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Trulia or any of its affiliates or Market Leader or any of its subsidiaries, (B) the imposition of any limitation or regulation on the ability of Trulia or any of its affiliates to freely conduct their business or own such assets, or (C) the holding separate of the shares of Market Leader common stock or any limitation or regulation on the ability of Trulia or any of its affiliates to exercise full rights of ownership of the shares of Market Leader common stock (any of the foregoing, is referred to herein as an “antitrust restraint”).

Other Covenants

The merger agreement also contains covenants relating to the preparation of this proxy statement/prospectus and the holding of the annual and special meeting of Market Leader shareholders, cooperation regarding regulatory filings, employee matters, distribution of data sourced from multiple listing services, or MLSs, the granting of access to information of the other company, confidentiality restrictions and the coordination of public announcements with respect to the transactions contemplated by the merger agreement, and other matters as described further below.

Limitation on the Solicitation, Negotiation and Discussion of Other Acquisition Proposals by Market Leader

Market Leader also has agreed that it and its subsidiaries will, and that they will cause their respective directors, officers, or other employees, controlled affiliates, advisors or other agents, which are collectively referred to herein as representatives, to immediately cease any and all existing activities, discussions or negotiations with any persons (other than Trulia and Merger Sub) conducted before the parties entered into the merger agreement with respect to any acquisition proposal or an acquisition transaction (each as defined below).

As used in the merger agreement, an “acquisition proposal” is any offer or proposal relating to an acquisition transaction (as defined below) from any person other than Trulia or any of its affiliates.

As used in the merger agreement, an “acquisition transaction” is any transaction or series of related transactions (other than a transaction with Trulia or any of its affiliates) involving:

•

any direct or indirect acquisition or purchase by any person or group from Market Leader or any of its subsidiaries of more than 15% of the total outstanding voting securities of Market Leader or any of its subsidiaries, or any tender offer or exchange offer that, if completed, would result in any person or group beneficially owning 15% or more of the total outstanding voting securities of Market Leader or any of its subsidiaries;

•

any merger, consolidation, business combination or other similar transaction involving Market Leader or any of its subsidiaries pursuant to which the shareholders of Market Leader immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction;

•

any sale, lease (other than in the ordinary course of business consistent with past practice), exchange, transfer, license (other than in the ordinary course of business consistent with past practice), acquisition or disposition of more than 15% of the assets of Market Leader or any of its subsidiaries;

•	any liquidation, dissolution, recapitalization or other significant corporate reorganization of Market Leader or any of its subsidiaries; or

•	any combination of the foregoing.

At all times during the period commencing with the execution of the merger agreement and continuing until the earlier to occur of the termination of the merger agreement and the effective time of the merger, Market Leader and its subsidiaries will not, and will use their reasonable best efforts to cause each of their respective directors, officers, or other employees, controlled affiliates, advisors or other agents to (and will not authorize or permit them to), directly or indirectly:

•	solicit, initiate, knowingly encourage, facilitate or induce the making, submission or announcement of, an acquisition proposal;

•

furnish to any person any non-public information relating to Market Leader or any of its subsidiaries, or afford access to the business, properties, assets, books or records of Market Leader or any of its subsidiaries to any person, or take any other action that is intended or would be reasonably expected to assist or facilitate any inquiries or the making of any proposal that could lead to an acquisition proposal or an acquisition transaction;

•	participate or engage in discussions or negotiations with any person that is seeking to make or has made an acquisition proposal;

•	approve, endorse or recommend, or propose to approve, endorse or recommend, an acquisition proposal or an acquisition transaction;

•	enter into any letter of intent, memorandum of understanding or other contract contemplating or otherwise relating to an acquisition proposal or an acquisition transaction;

•

terminate, amend or waive any rights under (or fail to enforce by seeking an injunction or by seeking to specifically enforce the terms of) any confidentiality or “standstill” or other similar agreement between Market Leader or any of its subsidiaries and any other person;

•	take any action to exempt any person from applicable anti-takeover laws; or

•	agree with a third party to do any of the foregoing, or propose to third parties to do any of the foregoing.

Market Leader has also agreed:

•

to notify Trulia promptly, and in all cases within 24 hours of its receipt, of (i) any acquisition proposal received by Market Leader or any of its representatives, (ii) any request for information received by Market Leader or any of its representatives that could lead to an acquisition proposal, or (iii) any inquiry received by Market Leader or any of its representatives with respect to, or which could lead to, any acquisition proposal, and to provide Trulia with the material terms and conditions of the acquisition proposal, request or inquiry and the identity of the party or group making any such acquisition proposal, request or inquiry;

•	to keep Trulia promptly and reasonably informed of the status, details, terms and conditions (including all amendments or proposed amendments) of any such acquisition proposal, request or inquiry;

•

to provide Trulia with at least 24 hours prior written notice of a meeting of its board of directors (or any committee thereof) at which the board of directors (or any committee thereof) is reasonably expected to consider an acquisition proposal, an inquiry relating to a potential acquisition proposal or a request to provide non-public information to any party; and

•	not to enter into any letter of intent, memorandum of understanding or contract that prohibits Market Leader from providing Trulia with information related to an acquisition proposal.

Any breach or violation of Market Leader’s obligations described in the foregoing paragraphs, which are referred to herein as Market Leader’s “non-solicitation obligations,” by any of Market Leader’s representatives or subsidiaries will be deemed to be a breach of the merger agreement by Market Leader.

Exception to the Limitation on the Negotiation and Discussion by Market Leader of Other Acquisition Proposals

Prior to obtaining approval of the merger proposal from its shareholders, Market Leader may engage and participate in discussions and negotiations with any person that has made (and not withdrawn) a bona fide, unsolicited, written acquisition proposal and/or furnish non-public information regarding Market Leader to the party making such acquisition proposal, which acquisition proposal, (i) did not result from a breach of Market Leader’s non-solicitation obligations, (ii) does not violate the terms of any standstill, non-disclosure or other similar contract with Market Leader and (iii) the Market Leader board of directors concludes in good faith (after consultation with a financial advisor of nationally recognized standing and outside legal counsel) constitutes or is reasonably likely to lead to a superior proposal (as defined under the section entitled “—Board Recommendation Change Pursuant to a Superior Proposal”), in all cases, so long as:

•	none of Market Leader or any of its subsidiaries have breached or violated in any material respect Market Leader’s non-solicitation obligations;

•

the Market Leader board of directors determines in good faith, after consultation with outside legal counsel, that the failure of the Market Leader board of directors to take such action would reasonably be expected to constitute a breach of its fiduciary duties to the shareholders of Market Leader under Washington law;

•

Market Leader has first entered into a confidentiality agreement with the party making such acquisition proposal (i) on terms no less favorable to Market Leader than those contained in Market Leader’s confidentiality agreement with Trulia; (ii) expressly permitting Market Leader to comply with the terms of certain provisions of the merger agreement and (iii) including “standstill” restrictions that are substantially the same as those set forth in Market Leader’s confidentiality agreement with Trulia; provided, however, that such confidentiality agreement may provide that any such person may make a confidential proposal regarding an acquisition transaction directly to the Market Leader board of directors, notwithstanding such “standstill” restrictions;

•

at least 24 hours prior to engaging or participating in any such discussions or negotiations with, or furnishing any non-public information to, such person, Market Leader gives Trulia written notice of the identity of such person and the material terms and conditions of such acquisition proposal (and if such acquisition proposal is in written form, Market Leader will give Trulia a true and complete copy thereof along with any other written materials provided in connection therewith) and of Market Leader’s intention to engage or participate in discussions or negotiations with, or furnish non-public information to, such person; and

•

Market Leader contemporaneously provides Trulia with any non-public information provided to the party making such acquisition proposal, to the extent that such information has not been previously furnished or made available by Market Leader to Trulia.

Reasonable Best Efforts of Market Leader to Obtain the Required Shareholder Vote

Market Leader has agreed to hold a meeting of its shareholders as promptly as practicable following the date of the merger agreement (which will be within 45 days following the date that this proxy statement/prospectus is first disseminated to Market Leader shareholders) for the purpose of obtaining shareholder approval of the merger proposal. Market Leader will use its reasonable best efforts to solicit proxies from its shareholders to obtain such approval. Unless the merger agreement is terminated, Market Leader has agreed to submit the merger agreement to a shareholder vote at the special meeting even if its board of directors no longer recommends in favor of the merger proposal.

Market Leader Board Recommendation of the Merger

Pursuant to the merger agreement, Market Leader’s board of directors has recommended that Market Leader’s shareholders approve the merger proposal at the special meeting in accordance with the applicable provisions of Washington law. Moreover, except as described in the merger agreement and as set forth below under the headings “Board Recommendation Change Pursuant to a Superior Proposal” or “Board Recommendation Change in the Absence of a Superior Proposal,” neither Market Leader’s board of directors nor any committee thereof is permitted to withhold, withdraw, amend or modify in a manner adverse to Trulia, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Trulia, the board of directors’ recommendation (any of such actions is referred to herein as a board recommendation change).

Board Recommendation Change Pursuant to a Superior Proposal

Prior to obtaining approval of the merger proposal from the Market Leader shareholders, Market Leader’s board of directors may effect a board recommendation change if:

•

Market Leader’s board of directors has received a bona fide, written acquisition proposal that did not result from a breach of Market Leader’s non-solicitation obligations that constitutes a superior proposal (as defined below);

•

Market Leader received the acquisition proposal from a person that is not in breach of its contractual obligations to Market Leader or any subsidiary under a standstill, nondisclosure agreement or other similar contract;

•	Market Leader will not have breached or violated its non-solicitation obligations;

•

Market Leader’s board of directors determines in good faith (after consultation with outside legal counsel and after considering in good faith any counter-offer or proposal made by Trulia), that, in light of such superior proposal, the failure of Market Leader’s board of directors to make a board recommendation change would reasonably be expected to constitute a breach of its fiduciary duties to the shareholders of Market Leader under Washington law;

•

prior to effecting such board recommendation change, Market Leader’s board of directors will have given Trulia at least three business days notice thereof and the opportunity to meet with Market Leader’s board of directors, the financial advisor and its outside legal counsel during such three business day period, all with the purpose and intent of enabling Trulia and Market Leader to discuss in good faith a modification of the terms and conditions of the merger agreement so that the transactions contemplated thereby may be effected; and

•

Trulia will not have made, within three business days after receipt of Market Leader’s written notice of its intention to effect a board recommendation change, a counter-offer or proposal that Market Leader’s board of directors determines in good faith is at least as favorable to shareholders of Market Leader as such superior proposal.

As used herein, the term “superior proposal” means any bona fide written acquisition proposal for an acquisition transaction (except that all references in the definition of acquisition transaction to 15% or 85% will be references to 50%) not solicited in violation of Market Leader’s non-solicitation obligations and that has not been withdrawn, (i) which, if any cash consideration is involved, is not subject to any financing contingencies (and if financing is required, such financing is then fully committed to the third party making such acquisition proposal without any conditions thereto) and (ii) with respect to which Market Leader’s board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, and taking into consideration, among other things, all of the terms and all legal, financial, regulatory and other aspects of such acquisition proposal and the merger agreement, (A) is reasonably likely to close in accordance with its terms, and (B) would result in a transaction more favorable to Market Leader’s shareholders from a financial point of view than the transactions provided for in the merger agreement (after taking into account the expected timing and risk and likelihood of consummation).

Board Recommendation Change in the Absence of a Superior Proposal

Prior to obtaining approval of the merger proposal from Market Leader’s shareholders, Market Leader’s board of directors may effect a board recommendation change related to an intervening event (as defined below) if the conditions set forth below have been satisfied:

•

the intervening event does not involve the receipt of an offer, proposal or inquiry from any third party relating to a transaction of the nature described in the definition of “acquisition transaction” (without reference to the percentage thresholds);

•

Market Leader’s board of directors determines in good faith, after consultation with outside legal counsel and after considering in good faith any counter-offer or proposal made by Trulia, that, in light of such intervening event, the failure of Market Leader’s board of directors to make a board recommendation change would constitute a breach of its fiduciary duties to Market Leader’s shareholders under Washington law;

•

Market Leader’s board of directors has given Trulia at least five business days prior written notice that Market Leader’s board of directors intends to effect such board recommendation change and the opportunity to meet with Market Leader’s board of directors and Market Leader’s financial advisors and outside legal counsel for the purpose of enabling Trulia and Market Leader to discuss in good faith (i) the basis and rationale for proposing to effect such board recommendation change, and/or (ii) possible modifications of the terms and conditions of the merger agreement in such a manner that would obviate the need for Market Leader’s board of directors to effect such board recommendation change; and

•

after the expiration of such five business day period, if Market Leader’s board of directors has determined in good faith, after consultation with its outside legal counsel and after giving good faith consideration to any counter-offer or proposal from Trulia, that the failure to effect such board recommendation change would reasonably be expected to result in a breach of its fiduciary duties to Market Leader’s shareholders under Washington law.

The term “intervening event” means any material fact, event, change, development or set of circumstances (other than, and not related in any way to, an acquisition proposal) that was not known to, nor reasonably foreseeable by any member of the Market Leader board of directors, assuming consultation with the executive officers of Market Leader, as of or prior to the date of the merger agreement, and did not result from or arise out of the announcement or pendency of, or any actions required to be taken (or to be refrained from being taken) pursuant to, the merger agreement. In no event will the receipt of an offer, proposal or inquiry from any third party relating to a transaction of the nature described in the definition of “acquisition transaction” (which will be read without reference to the percentage thresholds set forth in the definition thereof) be deemed to be an intervening event.

Employee Matters

The merger agreement provides that prior to the effective time of the merger the Market Leader 401(k) plan will be terminated unless Trulia provides prior notice that such plan will instead be continued and assumed by Trulia. Market Leader will also terminate the Market Leader 2004 Plan, unless Trulia requests that the 2004 Plan not be terminated and instead assumes it.

Indemnification and Insurance

The merger agreement provides that Trulia will honor and fulfill in all respects the obligations of Market Leader and its subsidiaries with respect to the indemnification of Market Leader and its subsidiaries’ directors and officers under their articles of incorporation, bylaws and indemnification agreements for six years after the effective date of the merger agreement.

The merger agreement provides that Trulia will and will cause the surviving corporation to maintain in effect Market Leader’s current directors’ and officers’ liability insurance for a period of six years. However, Trulia may substitute the policies of Trulia or the surviving corporation, so long as the policies are no less favorable in the aggregate to the directors and officers of Market Leader than Market Leader’s current policy. Additionally, Trulia is not required to incur annual premium expenses in excess of 200% of the amount paid by Market Leader for coverage for its last full fiscal year. Prior to the effective time, Market Leader or Trulia may also obtain a prepaid “tail” directors’ and officers’ liability insurance policy with a claims period of six years following the effective time of the merger and for an amount not to exceed 200% of the amount paid by Market Leader for coverage for its last full fiscal year.

Conditions to Complete the Merger

Mutual Conditions

The respective obligations of Trulia, Market Leader and Merger Sub to complete the merger are subject to the satisfaction or waiver of certain conditions, including:

•

the effectiveness of the registration statement of which this proxy statement/prospectus is a part with respect to the Trulia common stock to be issued in the merger under the Securities Act and the absence of any stop order or proceedings initiated or threatened in writing by the SEC for that purpose;

•	the approval of the merger proposal by Market Leader shareholders;

•	the expiration or early termination of all applicable waiting periods under the HSR Act;

•	the approval of the listing of the Trulia common stock to be issued in the merger on the NYSE, subject to official notice of issuance; and

•

no governmental authority of competent jurisdiction will have (i) enacted, issued, promulgated, entered, enforced or deemed applicable to the merger any law that is in effect and has the effect of making the merger illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of the merger in any jurisdiction, or (ii) issued or granted, or threatened to issue or grant, any order (whether temporary, preliminary or permanent) that remains in effect and has (or would be reasonably expected to have) the effect of making the merger illegal in any jurisdiction or which has (or would be reasonably expected to have) the effect of prohibiting or otherwise preventing the consummation of the merger in any jurisdiction.

Conditions to the Obligations of Trulia and Merger Sub

The merger agreement provides that the obligations of Trulia and Merger Sub to complete the merger are subject to the satisfaction or waiver of each of the following conditions:

•

the accuracy in all material respects of the representations and warranties made by Market Leader in the merger agreement relating to corporate organization, authorization and enforceability, subsidiaries, brokers and the opinion of its financial advisor (disregarding any materiality or material adverse effect qualifications contained in such representations and warranties);

•

the accuracy of the representations and warranties made by Market Leader in the merger agreement relating to Market Leader’s capitalization (disregarding any materiality or material adverse effect qualifications contained in such representations and warranties), except for inaccuracies that would not result in liabilities to Trulia (including the allocation of additional consideration to holders of capital stock, stock options, restricted stock units, stock appreciation rights or other securities of Market Leader or its subsidiaries in connection with the merger) that exceed $1,000,000;

•	the accuracy of the other representations and warranties made by Market Leader in the merger agreement (disregarding any materiality or material adverse effect qualifications contained in such representations and warranties), except for inaccuracies have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Market Leader;

•

Market Leader’s performance, in all material respects, of all of its obligations and compliance, in all material respects, with all of its covenants or other agreements set forth in the merger agreement that are required to be performed or complied with by Market Leader at or prior to the effective time of the merger;

•	no material adverse effect with respect to Market Leader having occurred or exist since the date of the merger agreement that is continuing;

•	Market Leader’s chief executive officer and chief financial officer having delivered to Trulia a certificate confirming that certain conditions have been satisfied;

•

there being no pending or overtly threatened legal proceedings brought by a governmental authority (i) seeking to restrain or prohibit the completion of any of the transactions contemplated by the merger agreement or the voting agreements, (ii) seeking to impose any antitrust restraint or (iii) if adversely determined, would reasonably be likely to have a material adverse effect on Market Leader or Trulia;

•

all waiting periods applicable to, and any and all clearances, approvals and consents required to be obtained in connection with, the transactions contemplated by the merger agreement under all antitrust law (other than under the HSR Act, which is subject to the separate condition above) will have expired, been terminated or obtained, either unconditionally or on terms satisfactory to Trulia, and all other clearances, consents, approvals, orders and authorizations that are necessary to consummate the transactions contemplated by the merger agreement will have been obtained, either unconditionally or on terms satisfactory to Trulia;

•	Market Leader will have obtained all consents of parties to certain specified contracts; and

•

holders of no more than 5% of the outstanding shares of Market Leader capital stock (on an as-converted basis) will have exercised statutory rights of dissent under Washington law, or notified Market Share or Trulia of an intent to exercise statutory rights of dissent under the Washington law, in either case and not withdrawn such claims.

Conditions to the Obligations of Market Leader

The merger agreement provides that the obligations of Market Leader to complete the merger are subject to the satisfaction or waiver of each of the following conditions:

•

the accuracy in all material respects of the representations and warranties made by Trulia in the merger agreement relating to corporate organization, authorization and enforceability, capitalization, Trulia’s common stock and brokers (disregarding any materiality or material adverse effect qualifications contained in such representations and warranties);

•

the accuracy of the other representations and warranties made by Trulia in the merger agreement (disregarding any materiality or material adverse effect qualifications contained in such representations and warranties), except for such inaccuracies have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Trulia;

•

Trulia’s and Merger Sub’s respective performance of or compliance with, in all material respects, all of its agreements and covenants set forth in the merger agreement that are required to be performed or complied with by Trulia at or prior to the effective time of the merger;

•	no material adverse effect with respect to Trulia having occurred or exist since the date of the merger agreement that is continuing; and

•	Trulia’s chief executive officer and chief financial officer having delivered to Market Leader a certificate confirming that certain conditions have been satisfied.

Termination of the Merger Agreement

Mutual Termination Rights

The merger agreement provides that, at any time prior to the completion of the merger, Trulia and Market Leader may terminate the merger agreement by mutual written consent.

The merger agreement also provides that, at any time prior to the completion of the merger, either Trulia or Market Leader may terminate the merger agreement if:

•

if the merger has not been consummated prior to 11:59 p.m. (New York City time) on October 31, 2013; provided, however, that such termination right will not be available to any party hereto whose action or failure to act has been the principal cause of or principally resulted in any of the conditions to the merger having failed to be satisfied on or before such date, and such action or failure to act constitutes a material breach of the merger agreement;

•

if any governmental authority (i) will have enacted, issued, promulgated, entered, enforced or deemed applicable to the merger any law that is in effect and has the effect of making the consummation of the merger illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of the merger in any jurisdiction, or (ii) will have issued or granted any order that remains in effect and has the effect of making the merger illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of the merger in any jurisdiction, and such order has become final and non-appealable; or

•

Market Leader fails to obtain the shareholder approval of the merger proposal at the special meeting (including any adjournments and postponements thereof at which a vote was taken on the merger proposal).

Trulia’s Termination Rights

The merger agreement further provides that Trulia may terminate the merger agreement at any time prior to the completion of the merger, if:

•

Market Leader breaches its representations or warranties or fails to perform any covenant or obligation in such a way that would cause the failure of the closing conditions relating thereto, and in the case of breaches of representations or warranties, is not curable, or cured within 30 days following notice thereof, through the exercise of reasonable efforts;

•	a material adverse effect with respect to Market Leader has occurred or exist;

•

Market Leader breaches its non-solicitation obligations or Market Leader’s obligations relating to convening the special meeting or a change in board recommendation (other than an inadvertent and immaterial breach that does not result in an acquisition proposal);

•	the Market Leader board of directors makes a board recommendation change or notifies Trulia of its intent to make a board recommendation change;

•	Market Leader has failed to include the Market Leader board of directors recommendation in this proxy statement/prospectus;

•	the Market Leader board of directors approves or recommends any acquisition proposal or acquisition transaction;

•	Market Leader enters into an agreement or arrangement to discuss or negotiate an acquisition proposal or acquisition transaction (other than certain excluded confidentiality agreements);

•

a tender or exchange offer relating to Market Leader common stock is commenced and Market Leader does not, within 10 business days, publicly reaffirm the Market Leader board of directors’ recommendation in favor of the merger proposal and recommend rejection of the tender or exchange offer; or

•	the Market Leader board of directors fails to publicly reaffirm its recommendation in favor of the merger proposal within 10 business days after Trulia requests.

Market Leader’s Termination Rights

The merger agreement provides that Market Leader may terminate the merger agreement at any time prior to the completion of the merger, if Trulia or Merger Sub breaches its representations or warranties or fails to perform any covenant or obligation in such a way that would cause the failure of the closing conditions relating thereto, and in the case of breaches of representations or warranties, is not curable, or cured within 30 days following notice thereof, through the exercise of reasonable efforts.

Effect of Termination

Any proper termination of the merger agreement pursuant to the terms thereof will be effective immediately upon the delivery of written notice of the terminating party to the other party or parties thereto, as applicable. In the event of the termination of the merger agreement pursuant to the terms thereof, the merger agreement will be of no further force or effect without liability of any party or parties thereto, as applicable (or any shareholder or representative of such party or parties) to the other party or parties thereto, as applicable, except (a) for the terms of the provisions relating to confidentiality, public disclosure termination fees and certain other miscellaneous provisions will survive the termination of the merger agreement, and (b) that nothing in the merger agreement will relieve any party or parties hereto, as applicable, from liability for any willful and material breach of, or fraud in connection with, the merger agreement and the transactions contemplated thereby.

Expenses and Termination Fees

Market Leader has agreed to reimburse Trulia for its out-of-pocket fees and expenses of up to $1.0 million if the merger agreement is terminated because Market Leader fails to obtain the requisite shareholder approval of the merger proposal and, prior to the termination of the merger agreement, an acquisition proposal will have been publicly announced or will have become publicly known, or will have been communicated or otherwise made known to Market Leader.

Market Leader has also agreed to pay Trulia a termination fee of $15.0 million (less any of Trulia’s expenses paid by Market Leader, as described above), if any one of the following events occur:

•

the merger agreement is terminated by Trulia for any of the following reasons: (i) Market Leader breaches its non-solicitation obligations or its obligations relating to convening the special meeting or a change in board recommendation; (ii) the Market Leader board of directors makes a board recommendation change or notifies Trulia of its intent to make a board recommendation change; (iii) the Market Leader board of directors approves or recommends any acquisition proposal or acquisition transaction; (iv) Market Leader enters into an agreement or arrangement to discuss or negotiate an acquisition proposal or acquisition transaction (other than certain excluded confidentiality agreements); (vi) a tender or exchange offer relating to Market Leader common stock is commenced and Market Leader does not, within 10 business days, publicly reaffirm the Market Leader board of directors’ recommendation in favor of the merger proposal and recommend rejection of the tender or exchange offer; or (vii) the Market Leader board of directors fails to publicly reaffirm its recommendation in favor of the merger proposal within 10 business days after Trulia requests; or

•

(i) the merger agreement is terminated because the merger has not been completed by October 31, 2013, (ii) prior to the termination of the merger agreement, an acquisition proposal is publicly announced or becomes publicly known, or has been communicated or otherwise made known to Market Leader’s board of directors and (iii) within 12 months following the termination of the merger agreement, either an acquisition transaction is consummated or Market Leader enters into a letter of intent, memorandum of understanding or other contract providing for an acquisition transaction; or

•

(i) the merger agreement is terminated because Market Leader fails to obtain the requisite shareholder approval of the merger proposal at the special meeting, (ii) prior to the termination of the merger agreement, an acquisition proposal is publicly announced or becomes publicly known, or has been communicated or otherwise made known to Market Leader’s board of directors and (iii) within 12 months following the termination of the merger agreement, either an acquisition transaction is consummated or Market Leader enters into a letter of intent, memorandum of understanding or other contract providing for an acquisition transaction; or

•

(i) the merger agreement is terminated because Market Leader breaches its representations or warranties or fails to perform any covenant or obligation in such a way that would cause the failure of the closing conditions relating thereto, and in the case of breaches of representations or warranties, is not curable, or cured within 30 days following notice thereof, through the exercise of reasonable efforts; (ii) prior to the breach or inaccuracy that forms the basis for the termination, an acquisition proposal is publicly announced or becomes publicly known, or has been communicated or otherwise made known to Market Leader’s board of directors and (iii) within 12 months following the termination of the merger agreement, either an acquisition transaction is consummated or Market Leader enters into a letter of intent, memorandum of understanding or other contract providing for an acquisition transaction.

For purposes of determining termination fees, the term acquisition proposal will have the definition set forth under the section entitled “—Limitation on the Solicitation, Negotiation and Discussion of Other Acquisition Proposals by Market Leader,” except that all references to 15% and 85% in such definition should instead be references to 50%.

If Market Leader fails to pay in a timely manner any amounts due and payable as described above, and, in order to obtain such payment, Trulia will make a claim against Market Leader and such claim results in a judgment against Market Leader, Market Leader will pay to Trulia an amount in cash equal to Trulia’s costs and expenses (including its attorneys’ fees and expenses) incurred in connection with such claim, together with interest at the prime rate of Citibank N.A. in effect on the date such payment was required to be made. Payment of the fees contemplated above will not be in lieu of, or replacement or substitution for, any damages that may arise out of any breach of the merger agreement, and are not intended to (and will not) be liquidated damages hereunder. In no event will Market Leader be obligated to pay the termination fee on more than one occasion.

Specific Performance

In addition to any other remedy to which the parties to the merger agreement are entitled at law or in equity, the parties thereto will be entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction.

Amendment and Waiver

The merger agreement provides that the parties may amend the merger agreement by written instrument signed by each of the parties to the agreement. However, in the event that the merger agreement has been approved by Market Leader’s shareholders in accordance with Washington law, no amendment will be made to the merger agreement that requires the approval of Market Leader’s shareholders without such approval.

Governing Law

The merger agreement is governed by and will be construed in accordance with the laws of the State of Delaware, except with respect to matters relating to the fiduciary duties of Market Leader’s board, which will be construed, performed and enforced in accordance with, and governed by Washington law, and to the extent that the provisions of the WBCA are mandatorily applicable to the merger, which provisions will be construed, performed and enforced in accordance with, and governed by, the WBCA.

VOTING AGREEMENTS

On May 7, 2013, each of the executive officers and directors of Market Leader, referred to herein as the supporting shareholders, entered into voting agreements with Trulia. The following summary describes certain material provisions of the form of voting agreement and is qualified in its entirety by reference to the form of voting agreement, the form of which is attached to this proxy statement/prospectus as Annex D and which is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the voting agreements that may be important to you. You are encouraged to read the form of voting agreement carefully and in its entirety.

Agreement to Vote and Irrevocable Proxy

Under the voting agreements, each supporting shareholder agreed to vote in favor of the merger agreement and in favor of approval of the merger and any other transactions contemplated by the merger agreement at every meeting of Market Leader shareholders and on every action by written consent of Market Leader shareholders.

Each supporting shareholder also agreed, while the voting agreements remain in effect and subject to certain exceptions, to vote or execute consents, as applicable, with respect to their shares of capital stock of Market Leader:

•	against any proposal made in opposition to, in competition with, or inconsistent with, the merger agreement or the merger or any other transactions contemplated by the merger agreement;

•

against any of the following actions (other than those actions that relate to the merger and any other transactions contemplated by the merger agreement): (1) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of or involving Market Leader or any of its subsidiaries; (2) any sale, lease or transfer of all or substantially all of the assets of Market Leader; (3) any reorganization, recapitalization, dissolution, liquidation or winding up of Market Leader or any of its subsidiaries; (4) any material change in the capitalization of Market Leader or any of its subsidiaries or in the corporate structure of Market Leader or any of its subsidiaries; (5) any acquisition proposal or acquisition transaction; or (6) any other action that is intended to, or would reasonably be expected to materially impede, interfere with, delay, postpone, discourage or adversely affect the merger or any other transactions contemplated by the merger agreement;

•

against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Market Leader contained in the merger agreement or of the director or executive officer contained in the voting agreement; and

•	in favor of any other matter necessary or appropriate to the consummation of the transactions contemplated by the merger agreement, including the merger.

Furthermore, each supporting shareholder agreed to not enter into any agreement or understanding to vote or give instructions inconsistent with the voting agreement and to waive any applicable dissenters’ rights arising in connection with the merger.

In connection with the foregoing voting covenants and to secure their duties under the voting agreements, each supporting shareholder irrevocably appointed Trulia, acting through any of its Chief Executive Officer, Chief Financial Officer, General Counsel, or other duly authorized designee, as such director or executive officer’s sole and exclusive attorneys and proxies to vote or execute all voting and related rights, with respect to all shares of capital stock of Market Leader owned by such supporting shareholder.

The voting agreements also provide that each supporting shareholder is prohibited from:

•	soliciting, initiating, knowingly encouraging, facilitating or inducing the making, submission or announcement of, any acquisition proposal or acquisition transaction other than the merger;

•	furnishing nonpublic information relating to Market Leader or any of its subsidiaries to anyone other than Trulia or a duly authorized designee of Trulia;

•	participating or engaging in discussions or negotiations with anyone who has made or is seeking to make an acquisition proposal or an alternative transaction, other than the merger; or

•	proposing or agreeing to do any of the above.

The voting agreements do not limit or restrict such supporting shareholders in their respective capacities as directors or executive officers of Market Leader, including such supporting shareholder’s ability to vote in his or her sole discretion on any matter in his or her capacity as a director of Market Leader.

Transfer Restrictions

While the voting agreements remain in effect, each supporting shareholder agreed not to (1) transfer any shares of Market Leader that are subject to the voting agreement (or cause or permit the transfer of such shares); or (2) deposit any shares of Market Leader that are subject to the voting agreement into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect to such shares of Market Leader. The restriction under the above clause (1) does not prevent:

•	transfers in connection with the payment of the exercise price and/or the satisfaction of any tax withholding obligation arising from the exercise of any Market Leader equity award;

•

transfers to affiliates, immediate family members, a trust established for the benefit of the supporting shareholder and/or for the benefit of one or more members of the supporting shareholder’s immediate family or charitable organizations or upon the death of the director or executive officer, provided the transferee enters into a voting agreement with Trulia and becomes a supporting shareholder; or

•	transfers with Trulia’s prior written consent and in Trulia’s sole discretion.

Termination

The voting agreements will terminate upon the earliest to occur of:

•	the valid termination of the merger agreement in accordance with its terms; and

•	the completion of the merger.

The voting agreements may not be terminated by the supporting shareholders even if the Market Leader board of directors has withdrawn or changed its recommendation in favor of the transaction with Trulia and, in such instances, the supporting shareholders would be required to vote to approve the merger proposal.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Introduction to Unaudited Pro Forma Condensed Combined Financial Statements

On May 7, 2013, Market Leader, Inc. entered into a merger agreement with Trulia, Inc., under which a wholly owned subsidiary of Trulia will merge with Market Leader, with Market Leader continuing as the surviving entity and a wholly owned subsidiary of Trulia. We refer to this transaction as the merger.

The following unaudited pro forma condensed combined financial statements are based upon the historical consolidated financial data of Trulia and Market Leader after giving effect to the merger using the acquisition method of accounting in accordance with Accounting Standards Codification 805, Business Combinations, and after applying the assumptions, reclassifications and adjustments described in the accompanying notes based on current intentions and expectations relating to the combined business.

The unaudited pro forma condensed combined statements of operations for the twelve months ended December 31, 2012 and the three months ended March 31, 2013 are presented as if the merger had occurred on January 1, 2012. The unaudited pro forma condensed combined balance sheet is presented as if the merger had occurred on March 31, 2013. The historical consolidated financial data has been adjusted in the unaudited pro forma condensed combined financial data to give effect to events that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements. In addition, the unaudited pro forma condensed combined financial information was based on and should be read in conjunction with the:

•

separate audited historical financial statements of Trulia as of and for the year ended December 31, 2012, and the related notes, included in Trulia’s Annual Report on form 10-K for the year ended December 31, 2102, included elsewhere in this proxy statement/prospectus, and

•

separate unaudited historical financial statements of Trulia as of and for the three months ended March 31, 2013, and the related notes, included in Trulia’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, included elsewhere in this proxy statement/prospectus, and

•

separate audited historical financial statements of Market Leader as of and for the year ended December 31, 2012, and the related notes, included in Market Leader’s Annual Report on Form 10-K for the year ended December 31, 2012, incorporated by reference in this proxy statement/prospectus, and

•

separate unaudited historical financial statements of Market Leader as of and for the three months ended March 31, 2013 and the related notes included in Market Leader’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, incorporated by reference in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial statements have been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the merger been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial statements do not purport to project the future financial position or operating results of the combined company.

Pursuant to the acquisition method of accounting, the estimated preliminary purchase price, calculated as described in Notes 4 and 5 to the unaudited pro forma condensed combined financial statements, has been preliminarily allocated to assets acquired and liabilities assumed based on their respective fair values. The acquisition accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial statements. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position.

The unaudited pro forma condensed combined financial data does not reflect any revenue enhancements or operating synergies that the combined company may achieve as a result of the merger or the costs to integrate the operations of Trulia and Market Leader or the costs necessary to achieve these revenue enhancements and operating synergies. There were no significant intercompany transactions between Trulia and Market Leader as of the dates and for the periods of these pro forma condensed combined financial statements.

These unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and notes thereto of Trulia and Market Leader and other financial information pertaining to Trulia and Market Leader including each company’s management’s discussion and analysis of financial condition and results of operations and risk factors. The information pertaining to Trulia is included elsewhere in this proxy statement/prospectus. The information pertaining to Market Leader is incorporated by reference in this proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of March 31, 2013

	Historical
	Trulia, Inc. March 31, 2013	Market Leader, Inc. March 31, 2013	Pro Forma Adjustments (See Note 6)		Pro Forma Combined
	(in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$214,336	$10,982	$(162,271)	(a)	$63,047
Short-term investments	—	11,007	—		11,007
Accounts receivable, net of allowance for doubtful accounts	7,450	1,053	—		8,503
Prepaid expenses and other current assets	1,586	1,164	5,411	(o)	8,161

Total current assets	223,372	24,206	(156,860)		90,718
Restricted cash	385	—	—		385
Property and equipment, net	8,294	5,764	—	(b)	14,058
Acquired intangible assets, net	—	6,952	125,138	(c)	132,090
Goodwill	2,155	1,861	200,084	(d)	204,100
Other assets	1,520	—	37,576	(c)(o)	39,096

TOTAL ASSETS	$235,726	$38,783	$205,938		$480,447

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$543	$1,385	$—		$1,928
Accrued liabilities	4,311	1,399	11,822	(e)	17,532
Accrued compensation and benefits	4,578	3,115	—		7,693
Deferred revenue, current portion	14,713	1,070	(1,070)	(f)	14,713
Deferred rent, current portion	512	109	(109)	(g)	512
Capital lease liability, current portion	146	—	29	(h)	175
Long-term debt, current portion	3,646	—	—		3,646
Other current liabilities	330	—	(330)	(o)	—

Total current liabilities	28,779	7,078	10,342		46,199
Deferred revenue, net of current portion	101	—	—		101
Deferred rent, net of current portion	357	—	—		357
Capital lease liability, net of current portion	—	—	—		—
Long-term debt, net of current portion	6,149	—	—		6,149
Stock appreciation right liability	—	1,917	502	(i)	2,419
Other long-term liabilities	20	72	49,975	(j)(o)	50,067

Total liabilities	35,406	9,067	60,819		105,292

Commitments and contingencies
STOCKHOLDERS’ EQUITY:
Preferred stock	—	—	—		—
Common stock	—	79,236	(79,236)	(k)	—
Additional paid-in capital	249,427	—	162,196	(k)	411,623
Accumulated deficit	(49,107)	(49,520)	62,159	(l)(o)	(36,468)

Total stockholders’ equity	200,320	29,716	145,119		375,155

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$235,726	$38,783	$205,938		$480,447

The accompanying notes are an integral part of this statement.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the year ended December 31, 2012

	Historical
	Trulia, Inc. For Year Ended December 31, 2012	Market Leader, Inc. For the Year Ended December 31, 2012	Pro Forma Adjustments (See Note 6)		Pro Forma Combined
	(in thousands except per share data)
Revenue	$68,085	$44,988	$—		$113,073
Cost and operating expenses:
Cost of revenue (exclusive of amortization of product development cost)	9,999	—	19,336	(m)(n)	29,335
Technology and development	20,199	9,713	7,225	(m)(n)	37,137
Sales and marketing	33,747	28,989	2,930	(m)(n)	65,666
General and administrative	13,659	7,828	1,635	(m)(n)	23,122
Depreciation and amortization of property and equipment	—	2,901	(2,901)	(n)	—
Amortization of acquired intangible assets	—	3,319	(3,319)	(n)	—

Total cost and operating expenses	77,604	52,750	24,906		155,260

Loss from operations	(9,519)	(7,762)	(24,906)		(42,187)
Interest income	50	32	—		82
Interest expense	(1,016)	—	—		(1,016)
Change in fair value of warrant liability	(369)	—	—		(369)

Loss before provision for income taxes	(10,854)	(7,730)	(24,906)		(43,490)
Provision for income taxes	(67)	(54)	6,340	(r)	6,219

Loss from continuing operations before nonrecurring charges or credits directly attributable to the transaction	$(10,921)	$(7,784)	$(18,566)		$(37,271)

Net loss per share attributable to common stockholders, basic and diluted	$(0.87)	$(0.30)			$(2.23)

Weighted-average shares used in computing net loss per share attributable to common stockholders basic and diluted	12,538,769	25,944,196	4,200,108	(p)	16,738,877

The accompanying notes are an integral part of this statement.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the three months ended March 31, 2013

	Historical
	Trulia, Inc. For the Three Months Ended March 31, 2013	Market Leader, Inc. For the Three Months Ended March 31, 2013	Pro Forma Adjustments (See Note 6)		Pro Forma Combined
	(in thousands except per share data)
Revenue	$24,002	$12,924	$—		$36,926
Cost and operating expenses:
Cost of revenue (exclusive of amortization of product development cost)	3,181	—	5,215	(m)(n)	8,396
Technology and development	4,897	2,942	1,936	(m)(n)	9,775
Sales and marketing	12,293	8,845	341	(m)(n)	21,479
General and administrative	5,172	2,303	319	(m)(n)(q)	7,794
Depreciation of property and equipment	—	827	(827)	(n)	—
Amortization of acquired intangible assets	—	787	(787)	(n)	—

Total operating expenses	25,543	15,704	6,197		47,444

Loss from operations	(1,541)	(2,780)	(6,197)		(10,518)
Interest income	26	6	—		32
Interest expense	(236)	—	—		(236)

Loss before provision for income taxes	(1,751)	(2,774)	(6,197)		(10,722)
Provision for income taxes	(231)	(7)	—	(r)	(238)

Loss from continuing operations before nonrecurring charges or credits directly attributable to the transaction	$(1,982)	$(2,781)	$(6,197)		$(10,960)

Net loss per share attributable to common stockholders, basic and diluted	$(0.07)	$(0.10)			$(0.34)

Weighted-average shares used in computing net loss per share attributable to common stockholders basic and diluted	28,427,025	26,734,291	4,200,108	(p)	32,627,133

The accompanying notes are an integral part of this statement.

1. Description of Transaction

On May 7, 2013, Trulia, Inc., a Delaware corporation (“Trulia”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Trulia, Market Leader, Inc., a Washington corporation (“Market Leader”), and Mariner Acquisition Corp., a Washington corporation and a wholly owned subsidiary of Trulia (“Merger Sub”). Pursuant to the terms, and subject to the conditions, of the Merger Agreement, at the closing of the proposed transactions contemplated by the Merger Agreement, Merger Sub will be merged with and into Market Leader (the “Merger”), and Market Leader will continue as the surviving corporation of the Merger and as a wholly owned subsidiary of Trulia.

At the effective time of the Merger, each outstanding share of Market Leader common stock (other than shares with respect to which dissenter’s rights are properly exercised or shares owned by Trulia, any of its subsidiaries or Market Leader) will be converted into the right to receive (i) 0.1553 of a share of Trulia common stock (the “Stock Consideration”) plus (ii) $6.00 in cash, without interest, and in each case subject to applicable withholding tax (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”).

In connection with the Merger, except as provided in the following paragraph, each outstanding Market Leader stock option, stock appreciation right and restricted stock unit held by a service provider of Market Leader who continues to be a service provider to Trulia, the surviving corporation in the Merger, or any of their respective subsidiaries (each such person a “continuing service provider”), will be assumed and converted into a corresponding equity award to purchase or acquire shares of common stock of Trulia. The terms of each assumed equity award will be the same except that the number of shares subject to each equity award and the per share exercise price, if any, will be adjusted by an exchange ratio formula set forth in the Merger Agreement. At its discretion, Trulia may elect to assume the remaining share reserve under Market Leader’s existing equity incentive plan at the time of the closing of the Merger.

Notwithstanding the foregoing, if the aggregate number of shares of Trulia common stock issued or issuable in the Merger (including shares of Trulia common stock issuable in respect of assumed Market Leader equity awards) exceeds 19.9% of the number of shares of Trulia common stock outstanding immediately prior to the effective time of the Merger (the “19.9% Threshold”), then certain vested Market Leader stock options and stock appreciation rights would not be assumed and instead would be terminated in exchange for a cash payment with respect to each share of Market Leader common stock underlying any such award equal to (i) $6.00 plus (ii) the volume weighted average closing price of Trulia common stock for the ten (10) trading days immediately preceding (but not including) the date of the closing of the Merger (the “Closing Average”), multiplied by 0.1553 minus (iii) the per share exercise price of such award (the “Cash-Out”), net of applicable withholding taxes. If the per share exercise price of an award not assumed pursuant to this paragraph exceeds the sum of (i) and (ii), then such award would terminate without consideration.

In addition, if, following the Cash-Out, the aggregate number of shares of Trulia common stock issued or issuable in the Merger (including shares of Trulia common stock issuable in respect of assumed Market Leader equity awards) would still exceed the 19.9% Threshold, the aggregate Stock Consideration would be decreased to the minimum extent necessary such that the number of shares of Trulia common stock issued or issuable in the Merger (including shares of Trulia common stock issuable in respect of assumed Market Leader equity awards) would not exceed the 19.9% Threshold. In such event, the aggregate Cash Consideration would be increased by an amount equal to the product of (i) the amount of the reduction in the aggregate Stock Consideration multiplied by (ii) the Closing Average.

The Merger Agreement contains certain termination rights for both Trulia and Market Leader, including for the failure to consummate the Merger by October 31, 2013, the enactment, promulgation or issuance of any law, regulation or judicial order prohibiting consummation of the Merger, failure of Market Leader’s shareholders to approve the Merger Agreement, or breaches of representations, warranties or covenants by a party that result in the failure of certain conditions to closing being satisfied. In addition, Trulia has the right to terminate the Merger Agreement in the event that the Market Leader Board of Directors changes its recommendation in favor of the Merger Agreement, Market Leader breaches its non-solicitation and related covenants, and under certain similar circumstances. The Merger Agreement provides that in connection with the termination of the Merger Agreement under certain specified circumstances, Market Leader would be required to pay Trulia a termination fee of $15.0 million. In addition, under certain specified circumstances Market Leader would be required to reimburse Trulia’s transaction expenses (subject to a maximum of $1.0 million).

The merger is subject to Market Leader stockholder approval and regulatory approvals and other usual and customary closing conditions. The merger is expected to be completed in the third quarter of 2013.

2. Basis of Presentation

The acquisition of Market Leader will be accounted for in accordance with the acquisition method of accounting for business combinations with Trulia as the accounting acquirer. The unaudited pro forma condensed combined financial statements was based on the historical consolidated financial statements of Trulia and Market Leader after giving effect to the cash to be paid and the stock to be issued by Trulia to consummate the acquisition, as well as certain reclassifications and pro forma adjustments. In accordance with the acquisition method of accounting for business combinations, the assets acquired and the liabilities assumed will be recorded as of the completion of the merger, primarily at their respective fair values, and added to those of Trulia. The excess purchase consideration over the fair values of assets acquired and liabilities assumed will be recorded as goodwill.

The accounting standards define the term “fair value” and set forth the valuation requirements for any asset or liability measured at fair value, and specifies a hierarchy of valuation techniques based on the inputs used to develop the fair value measures. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurements date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to by buyers and sellers in the principal (or most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. As a result, Trulia may be required to record assets which are not intended to be used or sold and/or to value assets at fair value measures that do not reflect Trulia’s intended use of those assets. Many of these fair value measurements can be highly subjective and it is also possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Under the acquisition method, acquisition-related transaction costs (e.g. advisory, legal, valuation and other professional fees) are not included as consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. These costs are not presented in the unaudited pro forma combined consolidated statements of operations because they will not have a continuing impact on the combined results. Total acquisition-related costs for Trulia and Market Leader were estimated to be $5.3 million and $6.7 million, respectively.

The accompanying unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not reflect the costs of any integration activities or benefits that may result from realization of revenue enhancements or operating synergies expected to result from the Merger.

The unaudited pro forma condensed combined balance sheet is presented as if the merger had occurred on March 31, 2013. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2013 and year ended December 31, 2012 are presented as if the Merger had occurred on January 1, 2012.

3. Accounting Policies

Upon completion of the merger, Trulia will further review Market Leader’s accounting policies. As a result of that review, it may become necessary to harmonize the combined entity’s financial statements to conform to those accounting policies that are determined to be more appropriate for the combined entity. At this time, Trulia is not aware of any differences that would have a material impact on the combined financial statements. The unaudited pro forma condensed combined financial statements do not assume any differences in accounting policies.

4. Preliminary Estimate of Consideration Expected to be Transferred

The following is a preliminary estimate of consideration expected to be transferred to effect the acquisition of Market Leader (in thousands):

Purchase consideration:
Cash	$162,271
Common stock	125,415
Assumed and converted stock options	44,620
Assumed and converted restricted stock units	5,898
Assumed and converted stock appreciation rights	6,596

344,800

Portion of assumed stock options, restricted stock units, and stock appreciation rights that are unearned or otherwise subject to future service requirements and therefore will be expensed in the financial statements prospectively rather than included in the purchase accounting	(20,334)

Total purchase consideration	$324,466

Sensitivity of the preliminary estimate of the purchase consideration to changes in the per share value of Trulia’s common stock

The estimated consideration expected to be transferred reflected in these unaudited pro forma condensed combined financial statements does not purport to represent what the actual consideration transferred will be when the merger is consummated. The fair value of equity securities issued as part of the consideration transferred will be measured on the closing date of the merger at the then-current market price. This requirement will likely result in a per share equity component different from the $29.86 assumed in these unaudited pro forma condensed combined financial statements and that difference may be material.

Additionally, as described elsewhere in this proxy statement/prospectus, the merger agreement limits the aggregate number of shares of Trulia common stock that may be issued or are otherwise issuable in connection with the merger, including the Trulia shares issuable in respect of assumed Market Leader equity awards. If the aggregate number of shares of Trulia common stock issued or issuable in the merger (including shares of Trulia common stock issuable in respect of assumed Market Leader equity awards) would meet or exceed 19.9% of the number of shares of Trulia common stock outstanding immediately prior to the effective time of the merger, which is referred to herein as the 19.9% threshold, then certain vested Market Leader stock options and stock appreciation rights will not be assumed and instead will be terminated in exchange for a cash payment with respect to each share of Market Leader common stock underlying any such award equal to (i) $6.00 plus (ii) 0.1553 multiplied by the volume weighted average closing price of Trulia’s common stock, rounded to the nearest one-tenth of a cent, as reported on NYSE over the ten (10) trading days immediately preceding (but not including) the closing date of the merger, which is referred to herein as the closing measurement price, minus (iii) the per share exercise price of such award, net of applicable withholding taxes. If the price of Trulia’s common stock decreased and the cash-out mechanic described above was triggered, Trulia would be required to pay cash consideration to the holders of such vested equity awards, which Trulia believes is reasonably possible based upon the historic volatility of Trulia’s common stock price and the time it may take to complete the merger. By way of example, if Trulia’s stock price decreased such that the closing measurement price would be 10%, 20% and 30% less than the volume-weighted average price of Trulia’s common stock for the 10-trading day period ending July 11, 2013 ($32.30), Trulia believes it would be required to pay an additional cash consideration to such vested equity holders of approximately $0 (as the cash-out would not have been triggered), $0 (as the per share exercise price of the cashed-out awards would exceed the sum of (i) and (ii) above and thus terminate without consideration) and $1.6 million, respectively. The cash-out would be made in lieu of the assumption of the cashed out awards, and the cash consideration paid to the holders of such awards would be substantially equivalent to the value of the Trulia equity awards that such holders would receive if the cash-out was not effected. Accordingly, the impact on the purchase price will not be significant and the cash-out would not affect the form or amount of the merger consideration to be received by the holders of Market Leader common stock.

However, and as described elsewhere in this proxy statement/prospectus, if, following the cash-out of all of Market Leader’s outstanding vested options and stock appreciation rights described above, the aggregate number of shares of Trulia common stock issued or issuable in the merger would still meet or exceed the 19.9% threshold, the merger agreement provides for an adjustment to the relative proportions of cash consideration and stock consideration to be received by Market Leader shareholders, such that the proportion of cash consideration would be increased and the proportion of stock consideration would be reduced as necessary to remain below the 19.9% threshold. Although as of the date of this proxy statement/prospectus, Trulia and Market Leader do not anticipate that an adjustment to the merger consideration will be necessary, a significant decline in the price of Trulia’s common stock could result in the adjustment being made. For example, using the equity capitalization of Trulia and Market Leader as of May 3, 2013 (the reference date for Trulia’s and Market Leader’s respective capitalization representations and warranties contained in the merger agreement) and assuming a cash-out of all of Market Leader’s vested equity awards as described above, Trulia’s stock price would need to decline to below approximately $7.68 per share before any such adjustment to the merger consideration would be effected. As of July 11, 2013, the closing price of Trulia’s common stock as reported on the NYSE was $34.22 per share.

5. Preliminary Estimate of Assets to be Acquired and Liabilities to be Assumed

The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by Trulia in the merger, reconciled to the estimate of consideration expected to be transferred (in thousands). These estimates are preliminary because the merger has not yet occurred and Trulia has not yet obtained all of the information that is has arranged to obtain and that is known to be available. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position:

Cash and cash equivalents	$10,982
Short-term investments	11,007
Accounts receivable, net	1,053
Other current assets	6,011
Property and equipment, net	5,764
Acquired intangible assets: (i)
Enterprise relationship	34,000
Customer relationships	19,500
Existing technology	32,000
Trademarks	42,700
Home/MLS data feeds	3,500
Goodwill (ii)	201,945
Accounts payable and accrued liabilities	(12,491)
Other noncurrent liabilities	(31,505)

Total	$324,466

(i)	As of the effective date of the merger, identifiable intangible assets are required to be measured at fair value and these acquired assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of these unaudited pro forma condensed combined financial statements, it is assumed that all assets will be used and that all assets will be used in a manner that represents the highest and best use of those assets. Amounts preliminarily allocated to identifiable intangibles may change significantly, which could result in a material change in amortization of acquired intangible assets. The estimated useful lives of the identifiable assets are as follows:

Estimated Useful Life (in years)
Enterprise relationship	10
Customer relationships	5
Existing technology	7
Trademarks	10-12
Home/MLS data feeds	10

(ii)	Goodwill is calculated as the difference between the preliminary estimate of fair value of the consideration expected to be transferred and the preliminary estimates of fair values assigned to the assets acquired and liabilities assumed. Amounts preliminarily allocated to goodwill may change significantly Goodwill is not amortized.

6. Pro Forma Adjustments

This note should be read in conjunction with Note 1. Description of Transaction; Note 2. Basis of Presentation; Note 4. Preliminary Estimate of Consideration Expected to be Transferred; and Note 5. Estimate of Assets to be Acquired and Liabilities to be Assumed. Adjustments included in the column under the heading “Pro Forma Adjustments” represent the following:

(a)	To record the cash portion of the merger consideration estimated to be $162.3 million.

(b)	Management believes that based on a preliminary assessment the estimated fair value of property and equipment obtained in the merger approximates Market Leader’s net book value of the assets. Management also believes that the estimated remaining useful lives approximate Market Leader’s historical useful lives.

(c)	To record intangible assets acquired as a result of the merger, eliminate Market Leader’s historical intangible assets, and reclass Trulia’s intangible asset balance from ‘other assets’ account to conform presentation as follows (in thousands):

Eliminate Market Leader’s historical intangible assets	$(6,952)
Reclassify Trulia’s intangible asset balance from ‘other assets’ to conform presentation	390
Estimated fair value of intangible assets acquired	131,700

Total	$125,138

(d)	To eliminate Market Leader’s historical goodwill and record goodwill as a result of the merger.

(e)	To accrue Trulia’s and Market Leader’s estimated transaction costs of approximately $5.3 million and $6.6 million, respectively, and reclassify the current portion of capital lease liability to conform to Trulia’s presentation, as follows (in thousands):

Accrue Trulia’s estimated transaction costs .	$5,259
Accrue Market Leader’s estimated transaction costs	6,592
Reclassify Market Leader’s current portion of capital lease, to confirm to Trulia’s presentation (see note (h))	(29)

Total	$11,822

(f)	To write off Market Leader’s deferred revenue as the earnings process is complete and the associated incremental costs are not significant.

(g)	To write off Market Leader’s deferred straight-line rent liability.

(h)	To reclassify Market Leader’s capital lease liability to conform to Trulia’s presentation.

(i)	To record fair value adjustment of the stock appreciation rights liability as of the acquisition date, and an adjustment related to management’s expectations of the manner in which the stock appreciation rights will be settled.

(j)	To eliminate Market Leader’s historical deferred tax liability of $71,424 that arose from amortizing, for tax purposes, goodwill from business combination transactions prior to this Merger.

(k)	To eliminate Market Leader’s common stock and additional paid-in capital of $79,236, to record the common shares issued as a portion of the merger consideration, at fair value less par, and to give effect to the remeasurement of the stock-based awards of Market Leader replaced by Trulia’s equivalent units, as follows (in thousands):

Reclassify Market Leader’s additional paid-in capital from common stock account	$79,236
Eliminate Market Leader’s additional paid-in capital	(79,236)
Issuance of Trulia common stock, par value	—
Issuance of Trulia common stock, additional paid-in capital	125,415
Conversion of Market Leader stock-based awards	36,781

Total	$162,196

(l)	To eliminate Market Leader’s accumulated deficit of $49.5 million, reflect Trulia’s estimated transaction costs of approximately $5.3 million, and record approximately $17.9 million of tax benefit estimated as a result of the merger (see note ‘o’).

(m)	To record amortization expense of the intangible assets acquired, eliminate amortization expense of Market Leader’s historical intangible assets, and record stock compensation expense for the assumed unvested stock-based awards that is to be recorded prospectively over the remaining weighted average service period of the awards of approximately 1.72 years (see Note 4), (in thousands):

	Year ended December 31, 2012	Three months ended March 31, 2013
Record amortization expense of the acquired intangibles:
Cost of revenue	$2,808	$651
Technology and development	3,459	878
Sales and marketing	8,454	2,131
General and administrative	1,382	363
Eliminate amortization expense of historical intangibles:
Cost of revenue	(909)	(207)
Technology and development	(580)	(147)
Sales and marketing	(1,571)	(368)
General and administrative	(259)	(65)
Record amortization of the fair value portion of the assumed stock-based awards that is to be recorded prospectively:
Cost of revenue	2,113	492
Technology and development	2,604	662
Sales and marketing	6,365	1,605
General and administrative	1,040	274

(n)	To reclassify certain Market Leader marketing and technology costs, such as credit card fees, affiliate commissions, website hosting fees, lead generation expenses, media advertising, customer service and training costs, as cost of revenue; and reclassify internally developed software amortization as technology expense, to conform with Trulia’s presentation. Additionally, to reallocate certain corporate level costs, such as facilities rent, IT helpdesk and depreciation and amortization, in accordance with Trulia’s overhead allocation methodology. The following is the impact on each account from these reclassifications (in thousands):

	Year ended December 31, 2012	Three Months ended March 31, 2013
Reclassification adjustments:
Cost of revenue	$13,839	$3,917
Technology and development	1,582	468
Sales and marketing	(12,885)	(3,673)
Depreciation	(2,536)	(712)
Re-allocation adjustment:
Cost of revenue	1,485	362
Technology and development	160	75
Sales and marketing	2,567	646
General and administrative	(528)	(181)
Depreciation	(365)	(115)
Amortization	(3,319)	(787)

(o)	To record Market Leader’s deferred tax liabilities associated with the intangibles, and acquired deferred tax assets based on March 31, 2013 balances assuming there are no material deferred tax asset or liability changes as a result of the fair value adjustments; to release Trulia’s valuation allowance based on March 31, 2013 deferred tax asset balances given the deferred tax liabilities associated with the acquired intangibles provide a source of future taxable income that supports the recognition of Trulia’s existing deferred tax assets (in thousands):

Record current deferred tax asset .	$5,411
Eliminate current deferred tax liability	330
Record non-current deferred tax asset to other assets	37,966
Record deferred tax liability, to other long-term liabilities	(50,046)
Goodwill	24,237

Estimated tax benefit	$(17,898)

(p)	Relates to the number of additional shares of common stock issued in relation to the merger, assuming for the purposes of these condensed combined pro-forma statements of operation that the merger closing date was January 1, 2012.

(q)	To eliminate Market Leader’s transaction costs of $72,676 incurred and recorded in the three months ending March 31, 2013.

(r)	To record tax benefit related to the 2012 combined loss up to the net deferred tax liabilities of the combined company in the first post-combination year, assuming the merger occurred on January 1, 2012. No tax benefit is recorded in the pro-forma statement of operation for the three months ended March 31, 2013 due to uncertainty of realization of the combined company’s deferred tax assets.

DESCRIPTION OF TRULIA CAPITAL STOCK

As a result of the merger, holders of Market Leader common stock who receive shares of Trulia common stock in the merger will become Trulia shareholders. Your rights as Trulia shareholders will be governed by Delaware law and the amended and restated certificate of incorporation and amended and restated bylaws of Trulia. The following description of the material terms of Trulia’s capital stock, including the common stock to be issued in the merger, reflects the anticipated state of affairs upon completion of the merger. The following summary is qualified by reference to the provisions of applicable law and Trulia’s amended and restated certificate of incorporation and amended and restated bylaws, which are included as annexes to this proxy statement/prospectus. You are urged to read the applicable provisions of Delaware law, Trulia’s amended and restated certificate of incorporation and Trulia’s amended and restated bylaws carefully and in their entirety.

General

Under Trulia’s amended and restated certificate of incorporation, Trulia is authorized to issue 1,000,000,000 shares of common stock, par value $0.00001 per share, and 20,000,000 shares of preferred stock, par value $0.00001 per share.

As of June 30, 2013, there were 32,285,525 shares of Trulia common stock issued and outstanding, held by 76 holders of record. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

As of June 30, 2013, there were no shares of Trulia preferred stock issued and outstanding.

It is a condition to the closing of the merger that the shares of Trulia common stock issuable in the merger be approved for listing on the NYSE, subject to official notice of issuance, prior to the effective time. Trulia will use its reasonable best efforts to cause the shares of its common stock to be authorized for listing on the NYSE upon official notice of issuance, prior to the closing date of the merger.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Trulia common stock are entitled to receive dividends out of funds legally available if Trulia’s board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that its board of directors may determine. In addition, the terms of Trulia’s credit facility currently prohibit it from paying cash dividends on its capital stock. See “Comparative Per Share Market Price and Dividend Information—Dividend Policy.”

Voting Rights

Holders of Trulia common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Trulia has not authorized cumulative voting for the election of directors. Trulia’s amended and restated certificate of incorporation establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of Trulia’s shareholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Trulia common stock is not entitled to preemptive rights, and is not subject to conversion, redemption, or sinking fund provisions.

Right to Receive Liquidation Distributions

If Trulia becomes subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to Trulia’s shareholders would be distributable ratably among the holders of Trulia common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

All of the outstanding shares of Trulia common stock are, and the shares of its common stock to be issued in the merger will be, fully paid and non-assessable.

Other Rights

Trulia will notify holders of its common stock of any shareholders’ meeting according to its bylaws and applicable law.

Preferred Stock

Trulia’s board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by the Trulia shareholders. Trulia’s board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by its shareholders. Trulia’s board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Trulia common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in the control of Trulia and might adversely affect the market price of its common stock and the voting and other rights of the holders of its common stock. Trulia has no current plan to issue any shares of its preferred stock.

Options

As of June 30, 2013, Trulia had outstanding options to purchase an aggregate of 3,204,127 shares of its common stock, with a weighted average exercise price of $9.69, pursuant to its 2005 Stock Incentive Plan and 2012 Equity Incentive Plan (the “2012 Plan”).

Restricted Stock Units

As of June 30, 2013, Trulia had 643,539 restricted stock units, or RSUs, outstanding pursuant to its 2012 Plan.

Warrants

As of December 31, 2012, Trulia had outstanding a warrant to purchase 56,054 shares of its common stock at an exercise price of $8.47 per share, which Trulia issued in connection with the credit facility. This warrant was net exercised in February 2013 for an aggregate of 39,025 shares of its common stock.

Registration Rights

Certain holders of Trulia common stock are entitled to rights with respect to the registration of their shares under the Securities Act of 1933, or the Securities Act. These registration rights are contained in Trulia’s Third Amended and Restated Investor Rights Agreement, or IRA, dated as of May 8, 2008, as amended on September 15, 2011, between Trulia and the holders of these shares, which was entered into in connection with Trulia’s convertible preferred stock financings, and includes demand registration rights, short-form registration rights, and piggyback registration rights. The registration rights set forth in the IRA expire five years following the date of Trulia’s IPO, or, with respect to any particular shareholder, when such shareholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act or a similar exemption during any 90-day period. Trulia will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

Demand Registration Rights

As of June 30, 2013, the holders of approximately 46,032 shares of Trulia common stock are entitled to certain demand registration rights. The holders of at least 20% of these shares, or a lesser percentage if the registration covers at least that number of shares with an anticipated gross offering price of at least $10.0 million, then outstanding can request that Trulia register the offer and sale of their shares. If Trulia determines that it would be seriously detrimental to its shareholders to effect such a demand registration, Trulia has the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days. Additionally, Trulia will not be required to effect a demand registration during the period beginning with 60 days prior to its good faith estimate of the date of the filing of, and ending 180 days following the effectiveness of, a registration statement relating to the public offering of Trulia common stock.

Piggyback Registration Rights

If in the future Trulia proposes to register the offer and sale of its common stock under the Securities Act, in connection with the public offering of such common stock as of June 30, 2013, the holders of up to approximately 3,326,345 shares of Trulia common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever Trulia proposes to file a registration statement under the Securities Act, other than with respect to (1) a registration related to a company stock plan and (2) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the public offering of Trulia’s common stock, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

S-3 Registration Rights

As of June 30, 2013, the holders of up to approximately 46,032 shares of Trulia’s common stock may make a written request that Trulia register the offer and sale of their shares on a registration statement on Form S-3, if Trulia is eligible to file a registration statement on Form S-3, so long as the request covers at least that number of shares with an anticipated offering price, net of underwriting discounts and commissions, of at least $1.0 million. These shareholders may make an unlimited number of requests for registration on Form S-3; however, Trulia will not be required to effect a registration on Form S-3 if it has effected one such registration within the 12-month period preceding the date of the request. Additionally, if Trulia determines that it would be seriously detrimental to its shareholders to effect such a registration, Trulia has the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

Anti-Takeover Provisions

Trulia is governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested shareholder” for a period of three years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales, or other transactions resulting in a financial benefit to the shareholder. An “interested shareholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing a change in control of Trulia.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Trulia’s amended and restated certificate of incorporation and amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of Trulia’s board of directors or management team, including the following:

•

Board of Directors Vacancies. Trulia’s amended and restated certificate of incorporation and amended and restated bylaws authorize only Trulia’s board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting Trulia’s board of directors is permitted to be set only by a resolution adopted by a majority vote of Trulia’s entire board of directors. These provisions would prevent a shareholder from increasing the size of Trulia’s board of directors and then gaining control of Trulia’s board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of Trulia’s board of directors and promotes continuity of management.

•

Classified Board. Trulia’s amended and restated certificate of incorporation and amended and restated bylaws provide that Trulia’s board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of Trulia as it is more difficult and time consuming for shareholders to replace a majority of the directors on a classified board of directors. See “Trulia Management—Trulia Board of Directors.”

•

Shareholder Action; Special Meeting of Shareholders. Trulia’s amended and restated certificate of incorporation provides that Trulia’s shareholders may not take action by written consent, but may only take action at annual or special meetings of Trulia’s shareholders. As a result, a holder controlling a majority of Trulia’s capital stock would not be able to amend its amended and restated bylaws or remove directors without holding a meeting of Trulia’s shareholders called in accordance with its amended and restated bylaws. Trulia’s amended and restated bylaws further provide that special meetings of its shareholders may be called only by a majority of Trulia’s board of directors, the chairman of its board of directors, its Chief Executive Officer or its President, thus prohibiting a shareholder from calling a special meeting. These provisions might delay the ability of Trulia’s shareholders to force consideration of a proposal or for shareholders controlling a majority of Trulia’s capital stock to take any action, including the removal of directors.

•

Advance Notice Requirements for Shareholder Proposals and Director Nominations. Trulia’s amended and restated bylaws provide advance notice procedures for shareholders seeking to bring business before its annual meeting of shareholders or to nominate candidates for election as directors at its annual meeting of shareholders. Trulia’s amended and restated bylaws also specify certain requirements regarding the form and content of a shareholder’s notice. These provisions might preclude Trulia’s shareholders from bringing matters before its annual meeting of shareholders or from making nominations for directors at its annual meeting of shareholders if the proper procedures are not followed. Trulia expects that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of Trulia.

•

No Cumulative Voting. The Delaware General Corporation Law provides that shareholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Trulia’s amended and restated certificate of incorporation does not provide for cumulative voting.

•	Directors Removed Only for Cause. Trulia’s amended and restated certificate of incorporation provides that shareholders may remove directors only for cause.

•

Amendment of Charter Provisions. Any amendment of the above provisions in Trulia’s amended and restated certificate of incorporation would require approval by holders of at least two-thirds of its then outstanding common stock.

•

Issuance of Undesignated Preferred Stock. Trulia’s board of directors has the authority, without further action by the shareholders, to issue up to 20,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by its board of directors. The existence of authorized but unissued shares of preferred stock would enable Trulia’s board of directors to render more difficult or to discourage an attempt to obtain control of it by means of a merger, tender offer, proxy contest, or other means.

Transfer Agent and Registrar

The transfer agent and registrar for Trulia’s common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021.

Listing

Trulia common stock is listed on the NYSE under the symbol “TRLA.”

COMPARISON OF RIGHTS OF SHAREHOLDERS OF TRULIA AND MARKET LEADER

Market Leader is incorporated under the laws of the State of Washington and, accordingly, the rights of Market Leader shareholders are currently governed by the Washington Business Corporation Act (referred to herein as the WBCA). Trulia is incorporated under the laws of the State of Delaware and, accordingly, the rights of Trulia shareholders are currently governed by the General Corporation Law of Delaware (referred to herein as the DGCL). Upon completion of the merger, the Market Leader shareholders will become Trulia shareholders. The rights of the former Market Leader shareholders and the Trulia shareholders will therefore be governed by the DGCL and by Trulia’s amended and restated certificate of incorporation and Trulia’s amended and restated bylaws.

The table below summarizes material differences between the rights of Market Leaders’ shareholders and those of Trulia’s shareholders pursuant to the WBCA, the DGCL and their respective constitutive documents as they are currently in effect. While Trulia and Market Leader believe that the summary table includes the material differences between the rights of their respective shareholders prior to the merger, this summary does not include a complete description of all the differences between the rights of Trulia’s shareholders and those of Market Leaders’ shareholders, nor does it include a complete description of the specific rights of the respective shareholders discussed. The inclusion of differences in the rights of these shareholders in the table is not intended to indicate that all of such differences should necessarily be considered material by you or that other differences that you may consider equally important do not exist.

Each of Trulia and Market Leader urge you to carefully read this entire proxy statement/prospectus, the relevant provisions of the DGCL, and the other documents to which Trulia and Market Leader refer in this proxy statement/prospectus for a more complete understanding of the differences between being a shareholder of Market Leader and being a shareholder of Trulia. Copies of Trulia’s amended and restated certificate of incorporation, as currently in effect, and Trulia’s amended and restated bylaws, as currently in effect, which are attached as Exhibits 3.1 and 3.2, respectively to the Registration Statement on Form S-4 of which this proxy statement/prospectus is a part. Market Leader has filed with the SEC its amended and restated articles of incorporation and amended and restated bylaws referenced in this summary of shareholder rights and will send copies of these documents to you, free of charge, upon your request. See the section entitled “Where You Can Find More Information.”

	Rights of Trulia Shareholders	Rights of Market Leader Shareholders
Corporate Governance	Upon completion of the merger, the rights of Trulia shareholders and former Market Leader shareholders will be governed by the DGCL, Trulia’s amended and restated certificate of incorporation, and Trulia’s amended and restated bylaws.	The rights of Market Leader shareholders are governed by the WBCA, the Market Leader amended and restated articles of incorporation and the Market Leader amended and restated bylaws.
Authorized Capital Stock	Trulia’s authorized capital stock consists of 1,000,000,000 shares of common stock, $0.00001 par value per share, and 20,000,000 shares of preferred stock, $0.00001 par value per share.	Market Leader’s authorized capital stock consists of 120,000,000 shares of common stock, $0.001 par value per share, and 30,000,000 shares of preferred stock, $0.001 par value per share.
Special Meetings of Shareholders	Trulia’s amended and restated bylaws provide that a special meeting may be called by (i) the board of directors, (ii) the chairperson of the board of directors, (iii) the chief executive officer or (iv) in the absence of the chief executive officer, the president.	The Market Leader amended and restated bylaws provide that a special meeting may be called by (i) the chairman of the board, (ii) the chief executive officer, (iii) the president, (iv) the Market Leader board, or (v) as provided in the Market Leader amended and restated articles of incorporation, the holders of not less than 25% of all the votes entitled to be cast on any issue proposed to be considered at such special meeting.

	Rights of Trulia Shareholders	Rights of Market Leader Shareholders
Nominations of Candidates for Election to the Board of Directors

Trulia’s amended and restated bylaws provide that nominations for the election of directors may be made at an annual shareholder meeting by or at the direction of the Trulia board or by any shareholder of record (both at the time of the giving of the notice required and on the record date for the determination of shareholders entitled to vote at the annual meeting) who has complied with the advance notice procedures in its amended and restated bylaws, which include giving timely notice in proper written form to the secretary of Trulia at its principal executive offices.

To be timely, a shareholder’s notice must be received not later than the 45th day nor earlier than the 75th day before the one-year anniversary of the date on which Trulia first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for the preceding year’s annual meeting; provided, however, that if no annual meeting was held in the previous year or if the date of the annual meeting is advanced by more than 30 days prior to or delayed by more than 60 days after the one-year anniversary of the date of the previous year’s annual meeting, then such notice must be so received by the secretary not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of (i) the 90th day prior to such annual meeting, or (ii) the tenth day following the day on which public announcement of the date of such annual meeting is first made.

To be in proper written form, such written notice must set forth:

(1) as to each nominee whom the shareholder proposes to nominate for election or re-election as a director:

(a)    the name, age, business address and residence address of the nominee;

(b)    the principal occupation or employment of the nominee;

The Market Leader amended and restated bylaws provide that nominations for the election of directors may be made by or at the direction of the Market Leader board or by any shareholder of record entitled to vote for the election of directors at a meeting who has complied with certain notice requirements, which include that such notice be timely, in proper written form and received by the secretary of Market Leader either by personal delivery or by registered or certified mail, postage prepaid, at the corporation’s principal executive offices.

To be timely, a shareholder’s notice must be received not later than (i) with respect to an election to be held at an annual meeting of the shareholders, not fewer than 60 nor more than 90 days prior to the anniversary date of the prior year’s annual meeting; provided, that if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 90th day and not later than the close of business on the later of (x) the 60th day prior to such annual meeting or (y) the tenth day following the day on which the notice of the date of the annual meeting was mailed or such public disclosure was made, and, (ii) with respect to an election to be held at a special meeting of the shareholders for the election of directors, the close of business on the seventh business day following the date on which notice of such meeting is first given to shareholders.

To be in proper written form, a shareholder’s notice must set forth:

(a)    the name and address of the shareholder who intends to make a nomination;

(b)    a representation that the shareholder is entitled to vote at such meeting and a statement of the number of Market Leader shares beneficially owned by the shareholder;

Rights of Trulia Shareholders	Rights of Market Leader Shareholders

(c)    the class and number of Trulia shares held of record or are beneficially owned by the nominee and any derivative positions held or beneficially held;

(d)    whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of the nominee with respect to any Trulia securities, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of the nominee;

(e)    a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the shareholder;

(f)     a written statement executed by the nominee acknowledging that as a director, the nominee will owe a fiduciary duty under the DGCL with respect to Trulia and its shareholders; and

(g)    any other information relating to the nominee that would be required to be disclosed about if proxies were being solicited for the election of the nominee, or that is otherwise required, pursuant to Regulation 14A under the 1934 Act.

(2) as to such shareholder giving notice,

(a)    the name and address of the shareholder proposing such business and any “Shareholder Associated Person” (a “Shareholder Associated Person” means (i) any person controlling,

(c)    a representation that the shareholder intends to appear in person or by proxy at the meeting to nominate the person(s) specified in the notice;

(d)    the name and address of each person the shareholder proposes to nominate for election or re-election as a director, and such other information regarding the nominee as would be required in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had such nominee been nominated by the Market Leader board;

(e)    a description of any arrangements or understandings between the shareholder and such nominee and any other persons (including their names), pursuant to which the nomination is to be made; and

(f)     the consent of each such nominee to serve as a director if elected.

Rights of Trulia Shareholders	Rights of Market Leader Shareholders

directly or indirectly, or acting in concert with, such shareholder, (ii) any beneficial owner of shares of stock of Trulia owned of record or beneficially by such shareholder and on whose behalf the proposal or nomination, as the case may be, is being made, or (iii) any person controlling, controlled by or under common control with such person referred to in the preceding clauses (i) and (ii));

(b)    the class and number of Trulia shares held of record or beneficially owned by the shareholder or any Shareholder Associated Person and any derivative positions held or beneficially held;

(c)    whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of such shareholder or any Shareholder Associated Person with respect to any Trulia securities, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit from share price changes for, or to increase or decrease the voting power of, such shareholder or any Shareholder Associated Person with respect to any securities of the corporation; and

(d)    any material interest of the shareholder or a Shareholder Associated Person in such nominee’s election.

The notice must be supplemented not later than ten days following the record date for notice of the meeting to disclose the information contained in clauses (b) and (c) above as of the record date for notice of the meeting.

	Rights of Trulia Shareholders	Rights of Market Leader Shareholders
Shareholder Proposals

Trulia’s amended and restated bylaws provide that in order for a shareholder to bring business before an annual meeting, such business must be a proper matter for shareholder action, and the shareholder must give timely notice in proper written form to the secretary of Trulia at its principal executive offices.

To be timely, a shareholder’s notice must be received not later than the 45th day nor earlier than the 75th day before the one-year anniversary of the date on which Trulia first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for the preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or if the date of the annual meeting is advanced by more than 30 days prior to or delayed by more than 60 days after the one-year anniversary of the date of the previous year’s annual meeting, then, for notice by the shareholder to be timely, it must be so received by the secretary not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of (i) the 90th day prior to such annual meeting, or (ii) the tenth day following the day on which public announcement of the date of such annual meeting is first made.

To be in proper written form, a shareholder’s notice must set forth, as to each matter of business the shareholder intends to bring before the annual meeting:

(a)    a brief description of the business intended to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;

(b)    the name and address, as they appear on Trulia’s books, of the shareholder proposing such business and any Shareholder Associated Person;

(c)    the class and number of shares of Trulia that are held of record or are beneficially owned by the

The Market Leader amended and restated bylaws provide that in order for a shareholder to bring business before an annual meeting, the shareholder must comply with certain notice requirements, which include that such notice be timely, in proper written form and received by the secretary of Market Leader either by personal delivery or by registered or certified mail, postage prepaid, at the corporation’s principal executive offices.

To be timely, a shareholder’s notice must be received no fewer than 60 nor more than 90 days prior to the anniversary date of the prior year’s annual meeting; provided, that if the date the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 90th day and not later than the close of business on the later of (i) the 60th day prior to such annual meeting or (ii) the tenth day following the day on which the notice of the date of the annual meeting was mailed or such public disclosure was made.

To be in proper written form, the notice must set forth:

(a)    the name and address of the shareholder proposing such business;

(b)    a representation that the shareholder is entitled to vote at such meeting and a statement of the number of shares of the corporation that are beneficially owned by the shareholder;

(c)    a representation that the shareholder intends to appear in person or by proxy at the meeting to propose such business; and

(d)    as to each matter the shareholder proposes to bring before the meeting, a brief description of the business desire to be brought, the reasons for conducting such business at the meeting, the

Rights of Trulia Shareholders	Rights of Market Leader Shareholders

shareholder or any Shareholder Associated Person and any derivative positions held or beneficially held by the shareholder or any Shareholder Associated Person;

(d)    whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of such shareholder or any Shareholder Associated Person with respect to any securities of Trulia, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit from share price changes for, or to increase or decrease the voting power of, such shareholder or any Shareholder Associated Person with respect to any securities of Trulia;

(e)    any material interest of the shareholder or a Shareholder Associated Person in such business; and

(f)     a statement whether either such shareholder or any Shareholder Associated Person will deliver a proxy statement and form of proxy to holders of at least the percentage of Trulia’s voting shares required under applicable law to carry the proposal.

In addition, to be in proper written form, a shareholder’s notice to the secretary must be supplemented not later than ten days following the record date for notice of the meeting to disclose the information contained in clauses (c) and (d) above as of the record date for notice of the meeting.

language of the proposal (if appropriate) and any material interest of the shareholder in such business.

	Rights of Trulia Shareholders	Rights of Market Leader Shareholders
Shareholder Action by Written Consent	The DGCL allows action by written consent to be made by the holders of the minimum number of votes that would be needed to approve such a matter at an annual or special meeting of shareholders, unless this right to act by written consent is denied in the certificate of incorporation.	Under the WBCA, shareholder action with respect to a public company may be taken without a meeting only if written consents setting forth such action are signed by all shareholders entitled to vote on the action.
	Trulia’s amended and restated bylaws provide that, subject to the rights of the holders of the shares of any series of preferred stock or any other class of stock or series thereof that have been expressly granted the right to take action by written consent, any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of shareholders of Trulia and may not be effected by any consent in writing by such shareholders.	The Market Leader amended and restated bylaws provide that any action that could be taken at a meeting of the shareholders may be taken without a meeting if one or more written consents setting forth the action so taken are signed by all shareholders entitled to vote on the action and are delivered to the corporation.
Number of Directors

Trulia’s amended and restated bylaws provide that the board of directors shall consist of one or more members. Trulia’s amended and restated certificate of incorporation and bylaws provide that the number of directors shall be determined from time to time solely by resolution of the board of directors.

There are currently six directors serving on the Trulia board of directors.

The Market Leader amended and restated bylaws provide that the board of directors shall be composed of not less than five nor more than nine members, the specific number to be set by resolution of the board of directors or the shareholders.

There are currently six directors serving on the Market Leader board of directors.

Election of Directors

Trulia’s amended and restated bylaws provide that directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

The Trulia board is divided into three classes, as nearly equal in size as is practicable.

The Market Leader amended and restated bylaws provide that directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

The Market Leader board is divided into three classes, with each class as equal in number as possible.

Removal of Directors	Trulia’s amended and restated certificate of incorporation provides that, a director may be removed from office by the shareholders only for cause.	The Market Leader amended and restated articles of incorporation provide that directors may be removed only for cause; such removal shall be by the holders of not less than two-thirds of the shares entitled to elect the director whose removal is sought.

	Rights of Trulia Shareholders	Rights of Market Leader Shareholders
Limitation on Liability of Directors

Under the DGCL, a director’s personal liability to the corporation or its shareholders for monetary damages for conduct as a director may be eliminated or limited in the corporation’s certificate of incorporation, except that it may not limit the liability of a director:

•    for any breach of the director’s duty of loyalty to the corporation or its shareholders;

•    for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•    for conduct violating the DGCL pertaining to unlawful distributions; or

•    for any transaction from which the director derived an improper personal benefit.

Under the WBCA, a director’s personal liability to the corporation or its shareholders for monetary damages for conduct as a director may be eliminated or limited in the corporation’s articles of incorporation, except that the articles may not limit the liability of a director:

•    for acts or omissions by a director that involve intentional misconduct or a knowing violation of the law;

•    for conduct violating the WBCA pertaining to unlawful distributions; or

•    for any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled.

	Trulia’s amended and restated certificate of incorporation provides that, to the fullest extent permitted by the DGCL (as it presently exists or as it may hereafter be amended from time to time), directors shall not be personally liable to Trulia or its shareholders for monetary damages for breach of fiduciary duty as a director.	The Market Leader amended and restated articles of incorporation provide that, to the fullest extent permitted by the WBCA (as it presently exists or as it may be amended from time to time), directors shall not be liable to Market Leader or its shareholders for monetary damages for conduct as a director.
Indemnification of Directors and Officers

The DGCL generally permits a Delaware corporation to indemnify directors and officers against expenses, judgments, fines and amounts paid in settlement of any action or suit for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action, which they had no reasonable cause to believe was unlawful.

Under the DGCL, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

The WBCA generally permits indemnification of a person who acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the conduct was unlawful. Indemnification is permissible under Washington law, except that a corporation must indemnify a present or former officer or director who is successful on the merits or otherwise in the defense of certain specified actions, suits or proceedings for expenses, including attorney’s fees, actually and reasonably incurred in connection therewith.

Rights of Trulia Shareholders	Rights of Market Leader Shareholders

Trulia’s amended and restated certificate of incorporation provides that it shall indemnify, to the fullest extent permitted by applicable law, any director or officer who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a Trulia director, officer employee or agent or is or was serving at the request of Trulia as a director, officer, employee or agent of another entity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such proceeding.

However, Trulia will indemnify a person in connection with a proceeding initiated by such person only if the proceeding was authorized by the Trulia board.

Trulia will not indemnify any person in connection with any proceeding :

•    for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

•    for an accounting or disgorgement of profits pursuant to Section 16(b) of the 1934 Act, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

•    for any reimbursement of Trulia by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of Trulia, as required in each case under the 1934 Act (including any such reimbursements that arise from an accounting restatement of the corporation pursuant to Section 304 of the Sarbanes-Oxley Act of, or the payment to Trulia of profits arising

The Market Leader amended and restated articles of incorporation provide that it shall indemnify any individual made a party to a proceeding because that individual is or was a director and shall advance or reimburse the reasonable expenses incurred by such individual in advance of final disposition of the proceeding, without regard to the limitations in RCW 23B.08.510 through 23B.08.550 of the WBCA, or any other limitation which may hereafter be enacted to the extent such limitation may be disregarded if authorized by the articles of incorporation, to the full extent and under all circumstances permitted by applicable law.

The Market Leader amended and restated bylaws further provides that each person who was, is or is threatened to be made a named party to or is otherwise involved (including, without limitation, as a witness) in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, by reason of the fact that he or she is or was a Market Leader director or officer or, that being or having been such a director or officer or an employee of the corporation, he or she is or was serving at the request of Market Leader, whether the basis of a proceeding is alleged action in an official capacity as such a director, officer, partner, trustee, employee or agent or in any other capacity while serving as such a director, officer, partner, trustee, employee or agent, shall be indemnified and held harmless by Market Leader against all expense, liability and loss (including counsel fees, judgments, fines, ERISA excise taxes or penalties and amounts to be paid in settlement) actually and reasonably incurred or suffered by such indemnitee in connection therewith, and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, partner, trustee, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

However, Market Leader will indemnify any such indemnitee in connection with a

	Rights of Trulia Shareholders	Rights of Market Leader Shareholders

from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements);

•    initiated by such person against Trulia or its directors, officers, employees, agents or other indemnitees, unless (a) the board of directors authorized the proceeding (or the relevant part of the proceeding) prior to its initiation, (b) Trulia provides the indemnification, in its sole discretion, pursuant to the powers vested in the corporation under applicable law, (c) otherwise required to be made under Trulia’s amended and restated certificate of incorporation or (d) otherwise required by applicable law; or

•    (v) if prohibited by applicable law.

proceeding initiated by such indemnitee only if a proceeding was authorized or ratified by the Market Leader board.

Further, Market Leader will not indemnify any such indemnitee for acts or omissions of the indemnitee finally adjudged to be intentional misconduct or a knowing violation of law, for conduct of the indemnitee finally adjudged to be in violation of Section 23B.08.310 of the WBCA, for any transaction with respect to which it was finally adjudged that such indemnitee personally received a benefit in money, property or services to which the indemnitee was not legally entitled or if the corporation is otherwise prohibited by applicable law from paying such indemnification, except that if Section 23B.08.560 or any successor provision of the WBCA is hereafter amended, the restrictions on indemnification shall be as set forth in such amended statutory provision.

Amendments to Certificate/Articles of Incorporation	Under the DGCL, an amendment to the certificate of incorporation requires (1) the approval of the board of directors, (2) the approval of a majority of the outstanding stock entitled to vote upon the proposed amendment and (3) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class.	Under the WBCA, an amendment to the articles of incorporation of a “public” company requires (1) the recommendation by the board of directors to the shareholders unless the board of directors determines that it should make no recommendation due to a conflict of interest or other special circumstances and (2) approval of the holders of a majority of the outstanding voting stock.

Trulia’s amended and restated certificate of incorporation provides that Trulia may amend, alter, change or repeal any provision of the amended and restated certificate of incorporation (including any rights, preferences or other designations of Preferred Stock), in any manner prescribed by the amended and restated certificate of incorporation and the DGCL. Except as otherwise required by law, holders of Trulia common stock are not entitled to vote on any amendment to Trulia’s amended and restated certificate of incorporation that relates solely to the terms, number of shares, powers, designations, preferences, or relative participating, optional or other special rights (including, without limitation, voting rights), or to qualifications, limitations or restrictions

The Market Leader amended and restated articles of incorporation provide that Market Leader may amend or repeal any provision of the amended and restated articles of incorporation in any manner permitted by law.

Subject to certain exceptions noted below, the Market Leader amended and restated articles of incorporation further provides that the provisions in the following articles of Market Leader’s amended and restated articles of incorporation may be amended or repealed only upon the affirmative vote of the holders of not less than 66 2/3% of the outstanding shares entitled to vote thereon, and, to the extent, if any, provided by resolution adopted by Market Leader’s board

Rights of Trulia Shareholders	Rights of Market Leader Shareholders

thereon, of one or more outstanding series of Trulia preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one more other such series, to vote thereon pursuant to the amended and restated certificate of incorporation (including, without limitation, by any certificate of designations relating to any series of preferred stock) or pursuant to the DGCL.

Trulia’s amended and restated certificate of incorporation further provides that the affirmative vote of the holders of at least 66  2/3% of the outstanding shares of capital stock of Trulia entitled to vote is required to amend, alter or repeal, or adopt any provision inconsistent with the current provisions relating to (1) the authority of the board of directors, (2) the ability of the board of directors to amend the amended and restated bylaws, (3) the requirement that shareholder action be effected at a duly called meeting, and (4) the ability of Trulia to amend the amended and restated certificate of incorporation.

of directors authorizing the issuance of a class or series of Market Leader common stock or preferred stock or required by the provisions of the WBCA, the affirmative vote of holders of not less than 66  2/3% of the outstanding shares of such class or series, voting as a separate voting group:

(a)    Article 5 (“Directors”);

(b)    Article 6 (“Bylaws”);

(c)    Article 7 (“Amendments to Articles of Incorporation”);

(d)    Article 8 (“Limitation of Director Liability”);

(e)    Article 9 (“Indemnification”);

(f)     Article 11 (“Special Voting Requirements”); and

(g)    Article 12 (“Special Meeting of Shareholders”).

However, subject to certain exceptions noted below, an amendment or repeal of an article identified in subsections (a) through (g) above that is approved by a majority of the continuing directors , voting separately and as a subclass of directors, shall require the affirmative vote of the holders of not less than a majority of the outstanding shares entitled to vote thereon and, to the extent, if any, provided by resolution adopted by the Market Leader board of directors authorizing the issuance of a class or series of Market Leader common stock or preferred stock or required by the provisions of the WBCA, by the affirmative vote of the holders of not less than a majority of the outstanding shares of such class or series, voting as a separate voting group. For these purposes, “continuing director” means any member of Market Leader’s board of directors who was a member of its board of directors on August 25, 2004 or who is elected to its board of directors after August 25, 2004 upon the recommendation of a majority of the continuing directors voting separately and as a subclass of directors on such recommendation.

If the amendment or repeal of any article not identified in subsections (a) through (g) above has been approved by a majority of the continuing directors, voting separately

	Rights of Trulia Shareholders	Rights of Market Leader Shareholders
and as a subclass of directors, and if such amendment or repeal is not otherwise required to be approved by Market Leader’s shareholders pursuant to the provisions of the WBCA or of Market Leader’s amended and restated articles of incorporation other than pursuant to article 7, then no vote of the shareholders of Market Leader shall be required for approval of such amendment or repeal.
Amendments to By-laws	Under the DGCL, bylaws may be adopted, amended or repealed by the shareholders entitled to vote, and by the board of directors if the certificate of incorporation confers the power to adopt, amend or repeal the corporation’s bylaws upon the directors.	Under the WBCA, a corporation’s bylaws may be amended or repealed by its shareholders or by its board of directors, unless the corporation’s articles of incorporation or Washington law reserves the power to amend the bylaws exclusively to the shareholders in whole or in part, or the shareholders, in amending or repealing a particular bylaw, provide expressly that the board of directors may not amend or repeal that bylaw

Trulia’s amended and restated bylaws provide that the bylaws may be adopted, amended or repealed by the Trulia board unless the shareholders have expressly provided that such bylaw may not be amended or repealed by the Trulia board.

The bylaws may be adopted, amended or repealed by a majority of Trulia shareholders entitled to vote; provided, however, that the affirmative vote of the holders of at least 66  2/3% of the total voting power of outstanding voting securities, voting together as a single class, shall be required for the shareholders to alter, amend or repeal, or adopt any bylaw inconsistent with the current provisions relating to (1) meetings of shareholders, (2) the powers, number, resignation and vacancies and removal of the directors, (3) indemnification and (4) amendments to the bylaws.

The Market Leader amended and restated bylaws and amended and restated articles of incorporation provide that the amended and restated bylaws may be altered, amended or repealed and new bylaws may be adopted by the Market Leader board of directors, unless the shareholders have expressly provided that such bylaw may not be amended or repealed by the Market Leader board of directors. The Market Leader amended and restated bylaws and amended and restated articles of incorporation further provide that Market Leader’s shareholders may alter, amend and repeal the amended and restated bylaws or adopt new bylaws upon the affirmative vote of at least two-thirds of the outstanding shares of the Market Leader entitled to vote in the election of directors, voting together as a single class.

The above provisions in Market Leader’s amended and restated articles of incorporation related to the bylaws, may only be amended upon the affirmative vote of the holders of not less than two-thirds of the outstanding shares entitled to vote thereon, and, to the extent, if any, provided by resolution adopted by Market Leader’s board of directors authorizing the issuance of a class or series of Market Leader common

	Rights of Trulia Shareholders	Rights of Market Leader Shareholders

stock or preferred stock or required by the provisions of the WBCA, the affirmative vote of holders of not less than two-thirds of the outstanding shares of such class or series, voting as a separate voting group. Notwithstanding the foregoing, an amendment to above provisions in Market Leader’s amended and restated articles of incorporation related to the bylaws that is approved by a majority of the continuing directors, voting separately and as a subclass of directors, shall require the affirmative vote of the holders of not less than a majority of the outstanding shares entitled to vote thereon and, to the extent, if any, provided by resolution adopted by Market Leader’s board of directors authorizing the issuance of a class or series of Market Leader common stock or preferred stock or required by the provisions of the WBCA, by the affirmative vote of the holders of not less than a majority of the outstanding shares of such class or series, voting as a separate voting group.

Vote on Certain Fundamental Issues

The DGCL generally provides that, unless otherwise specified in a corporation’s certificate of incorporation or unless the provisions of the DGCL relating to business combinations are applicable, a sale or other disposition of all or substantially all of the corporation’s assets, a merger or consolidation of the corporation with another corporation or a dissolution of the corporation requires the affirmative vote of a majority of the outstanding stock entitled to vote on the matter. However, under the DGCL, unless required by its certificate of incorporation, no vote of the shareholders of a constituent corporation surviving a merger is necessary to authorize such merger if certain requirements are met.

Trulia’s amended and restated certificate of incorporation does not include any contrary provisions.

Under the WBCA, a merger or share exchange must be approved by the affirmative vote of a majority of directors when a quorum is present and by two-thirds of all votes entitled to be cast by each voting group entitled to vote as a separate group, unless another percentage is specified in the articles of incorporation (which percentage may not be below a majority of all votes entitled to be cast by such voting group). The sale of all or substantially all of a corporation’s assets other than in the regular course of business or a vote to dissolve the corporation must be approved by the affirmative vote of a majority of directors when a quorum is present and by two-thirds of all votes entitled to be cast on the proposal unless another percentage is specified in the articles of incorporation (which percentage may not be below a majority of all votes entitled to be cast by such voting group). Under the WBCA, a merger may also become effective without the approval of the surviving corporation’s shareholders if certain requirements are met.

Subject to certain exceptions noted below, Market Leader’s amended and restated

Rights of Trulia Shareholders	Rights of Market Leader Shareholders

articles of incorporation provides that the affirmative vote of the holders of not less than two-thirds of the outstanding shares entitled to vote thereon and, to the extent, if any, provided by resolution adopted by Market Leader’s board of directors authorizing the issuance of a class or series of Market Leader common stock or preferred stock or required by the provisions of the WBCA, the affirmative vote of the holders of not less than two-thirds of the outstanding shares of such class or series, voting as a separate voting group, shall be required for the adoption or authorization of a Significant Transaction. For these purposes, a “Significant Transaction” means (i) a merger, share exchange or consolidation of Market Leader or any of its subsidiaries with any other corporation, partnership, limited liability company or other entity, (ii) the sale, lease, exchange or other disposition, whether in one transaction or a series of transactions, by Market Leader or any of its subsidiaries of all or substantially all of Market Leader’s assets or any of its subsidiaries’ assets otherwise than in the usual and regular course of business (but shall not include the mortgage, pledge or other encumbrance of any or all of the assets of Market Leader or any of its subsidiaries whether or not in the usual and regular course of business), (iii) the dissolution of Market Leader or (iv) any agreement, contract or other arrangement providing for any of the foregoing transactions.

Notwithstanding the above requirements, if a Significant Transaction is approved by a majority of the continuing directors, voting separately and as a subclass of directors, and if such Significant Transaction is otherwise required to be approved by Market Leader’s shareholder pursuant to the provisions of the WBCA or Market Leader’s amended and restated articles of incorporation other than pursuant to the above requirements, then the affirmative vote of the holders of not less than a majority of the outstanding shares entitled to vote thereon and, to the extent, if any, provided by resolution adopted by Market Leader’s board of directors

	Rights of Trulia Shareholders	Rights of Market Leader Shareholders

authorizing the issuance of a class or series of Market Leader common stock or preferred stock or required by the provisions of the WBCA, the affirmative vote of the holders of not less than a majority of the outstanding shares of such class or series, voting as a separate voting group, shall be required for the adoption or authorization of such Significant Transaction.

Furthermore, notwithstanding all of the above requirements, if a Significant Transaction is approved by a majority of the continuing directors, voting separately and as a subclass of directors, and if such Significant Transaction is not otherwise required to be approved by Market Leader’s shareholders pursuant to the provisions of the WBCA or of its amended and restated articles of incorporation other than as set forth above, then no vote of the Market Leader shareholders will be required for approval of such Significant Transaction.

Certain Business Combinations Restrictions	The DGCL prohibits a Delaware corporation from engaging in a business combination with a shareholder acquiring more than 15% but less than 85% of the corporation’s outstanding voting stock for three years following the time that person becomes an “interested shareholder,” unless prior to such date the board of directors approves either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder or the business combination is approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested shareholder.	The WBCA prohibits corporations that have a class of voting stock registered under the Securities Exchange Act of 1934 from engaging in any “Significant Business Transaction” (defined to include mergers or consolidations, certain sales, termination of 5% or more of a corporation’s employees, sales of assets, liquidation or dissolution, and other specified transactions) with a person or group that beneficially owns 10% or more of a corporation’s outstanding voting stock (an “acquiring person”) for a period of five years after such person or group becomes an acquiring person, unless the Significant Business Transaction or the acquisition by which such person became an acquiring person is approved prior to the time the person became an acquiring person by a majority vote of the board of directors, or the Significant Business Transaction is approved by a majority vote of the board of directors and approved at an annual or special meeting of shareholders by the affirmative vote of at least two-thirds of the outstanding voting shares (excluding shares beneficially owned by or under the voting control of the acquiring person).

Rights of Trulia Shareholders	Rights of Market Leader Shareholders

In addition, certain Significant Business Transactions are, unless approved in accordance with the requirements summarized above, subject to certain “fair price” requirements unless the Significant Business Transaction is approved by the shareholders no earlier than five years after the acquisition pursuant to which the group or person became and acquiring person.

Subject to certain exceptions noted below, Market Leader’s amended and restated articles of incorporation provides that the affirmative vote of the holders of not less than two-thirds of the outstanding shares entitled to vote thereon and, to the extent, if any, provided by resolution adopted by Market Leader’s board of directors authorizing the issuance of a class or series of Market Leader common stock or preferred stock or required by the provisions of the WBCA, the affirmative vote of the holders of not less than two-thirds of the outstanding shares of such class or series, voting as a separate voting group, shall be required for the adoption or authorization of a Significant Transaction.

Notwithstanding the above requirements, if a Significant Transaction is approved by a majority of the continuing directors, voting separately and as a subclass of directors, and if such Significant Transaction is otherwise required to be approved by Market Leader’s shareholders pursuant to the provisions of the WBCA or Market Leader’s amended and restated articles of incorporation other than pursuant to the above requirements, then the affirmative vote of the holders of not less than a majority of the outstanding shares entitled to vote thereon and, to the extent, if any, provided by resolution adopted by Market Leader’s board of directors authorizing the issuance of a class or series of Market Leader common stock or preferred stock or required by the provisions of the WBCA, the affirmative vote of the holders of not less than a majority of the outstanding shares of such class or series, voting as a separate voting group, shall be required for the adoption or authorization of such Significant Transaction.

	Rights of Trulia Shareholders	Rights of Market Leader Shareholders
Furthermore, notwithstanding any of the above requirements, if a Significant Transaction is approved by a majority of the continuing directors, voting separately and as a subclass of directors, and if such Significant Transaction is not otherwise required to be approved by Market Leader’s shareholders pursuant to the provisions of the WBCA or of its amended and restated articles of incorporation other than as set forth above, then no vote of the Market Leader shareholders will be required for approval of such Significant Transaction.
Shareholder Rights Plan	Trulia has no shareholder rights plan.	Market Leader has no shareholder rights plan.

DISSENTERS’ RIGHTS

General

Under chapter 23B.13 of the Washington Business Corporation Act, which is referred to herein as the WBCA, holders of Market Leader’s common stock are entitled to dissent from, and obtain payment of the fair value of their shares in cash together with accrued interest in the event of, the consummation of the merger, instead of receiving the merger consideration they would otherwise be entitled to pursuant to the merger agreement. The following summarizes the material rights of holders of Market Leader common stock under chapter 23B.13. You should read the applicable sections of chapter 23B.13, a copy of which is attached to this proxy statement/prospectus as Annex C, and which governs dissenters’ rights. The summary below is qualified in its entirety by reference to chapter 23B.13.

Pursuant to chapter 23B.13, when a proposed merger is to be submitted to a vote at a meeting of shareholders, as in the case of this special meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights and must be accompanied by a copy of chapter 23B.13. The notice of special meeting included with this proxy statement/prospectus constitutes notice to the holders of Market Leader common stock, and a copy of chapter 23B.13 is attached to this proxy statement/prospectus as Annex C.

If you are contemplating the possibility of exercising your dissenters’ rights in connection with the merger, you should carefully review the text of chapter 23B.13. If you do not fully and precisely satisfy the procedural requirements of chapter 23B.13, you will lose your dissenters’ rights. If any holder of shares of Market Leader common stock who asserts dissenters’ rights under the WBCA withdraws or loses (through failure to perfect or otherwise) the right to obtain payment for such holder’s shares under chapter 23B.13, then such shareholder’s shares will be converted, or will be treated as if they had been converted, into the right to receive the merger consideration, without interest and subject to any applicable withholding of taxes. Market Leader will not provide you with any notice regarding your dissenters’ rights other than as described in this proxy statement/prospectus and the notice of special meeting included with this proxy statement/prospectus.

Requirements for Exercising Dissenters’ Rights

If you wish to assert your statutory dissenters’ rights, you must:

•

deliver to Market Leader, before the vote is taken at the special meeting regarding the merger agreement, written notice of your intent to demand payment for your shares of Market Leader common stock if the merger is effected, which notice must be separate from your proxy. Your vote against the merger agreement alone will not constitute written notice of your intent to assert your dissenters’ rights;

•	not vote your shares in favor of the merger agreement; and

•	follow the statutory procedures for perfecting dissenters’ rights under chapter 23B.13, which are described below under the heading “Appraisal Procedures.”

If you fail to comply with these requirements, then if the merger agreement is approved by Market Leader’s shareholders and the merger is completed, your shares of Market Leader common stock will be converted into the right to receive the merger consideration, without interest and subject to any applicable withholding of taxes, but you will have no dissenters’ rights with respect to your shares of Market Leader common stock.

Notice

Written notice of your intent to assert dissenters’ rights must be delivered to Market Leader at:

Market Leader, Inc.11332 NE 122nd Way, Suite 200

Kirkland, WA 98034

Attn: Corporate Secretary

(425) 952-5500

Such written notice must be delivered before the vote on the merger agreement is taken at the special meeting. Your written notice to demand payment should specify your name and mailing address, the number of shares of Market Leader common stock you own, and that you intend to demand payment of the “fair value” of your shares of Market Leader common stock if the merger agreement is approved.

Vote

You must not vote in favor of, or consent in writing to, the approval of the merger agreement. A vote in favor of the approval of the merger agreement, by proxy, via the Internet, by telephone or in person, will constitute a waiver of your dissenters’ rights in respect of the shares so voted and will nullify any previously filed written notices of your intent to assert dissenters’ rights. A proxy that does not contain voting instructions will, unless revoked, be voted in favor of the approval of the merger agreement. Therefore, a shareholder who votes by proxy and who wishes to exercise dissenters’ rights must vote against the merger agreement or abstain from voting on the merger agreement.

Termination of Dissenters’ Rights

Your right to obtain payment of the fair value of your shares of Market Leader common stock under chapter 23B.13 will terminate if:

•	the merger is abandoned or rescinded;

•	a court having jurisdiction permanently enjoins or sets aside the merger; or

•	your demand for payment is withdrawn with Market Leader’s written consent.

Appraisal Procedures

If the merger agreement is approved by Market Leader’s shareholders, within ten days after the effective date of the merger, Market Leader will send written notice regarding the proper procedures for dissenting to all shareholders who have given written notice under chapter 23B.13 and have not voted in favor of approval of the merger agreement. The notice will:

•	state where the demand for payment and certificates representing certificated shares of Market Leader common stock must be sent and when certificates for certificated shares must be deposited;

•	contain information for holders of uncertificated shares as to what extent transfer of the shares will be restricted after the payment demand is received;

•

include a form for demanding payment that includes the date of the first announcement to the news media or to shareholders of the terms of the merger (which was May 8, 2013) and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of Market Leader common stock before that date;

•	indicate the date by which Market Leader must receive your payment demand, which date will not be fewer than 30 or more than 60 days after the date the written notice is delivered to you; and

•	include a copy of chapter 23B.13.

If you wish to assert dissenters’ rights, no later than the date set forth in the notice described above you must demand payment, certify whether you acquired beneficial ownership of your shares before May 8, 2013 and deposit your Market Leader share certificates in accordance with the terms of the notice. Failure to do so by the date set forth in the notice will cause you to lose the right to obtain payment of the fair value for your shares under chapter 23B.13.

If the merger is not consummated within 60 days after the date set for demanding payment and depositing share certificates, then Market Leader will be required to return all deposited certificates and release any transfer restrictions imposed on uncertificated shares. If, after returning the deposited certificates and releasing transfer restrictions, the parties to the merger agreement wish to consummate the merger, Market Leader must send a new dissenters’ rights notice and repeat the payment demand procedure.

Within 30 days after the later of the effective date of the merger or the date the payment demand is received, Market Leader shall pay each dissenting shareholder who complied with the payment demand and related requirements of section 23B.13.230 of the WBCA the amount that Market Leader estimates to be the fair value of the shareholder’s shares, plus accrued interest (other than dissenting shareholders who acquired their shares of Market Leader common stock after May 8, 2013, if Market Leader elects to withhold payment as described below). The payment will be accompanied by:

•

financial data relating to Market Leader, including a balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

•	an explanation of how Market Leader estimated the fair value of the shares;

•	an explanation of how Market Leader calculated the interest;

•

a statement of the dissenter’s right to demand supplemental payment if such shareholder believes that the amount paid is less than the fair value of the shares or under certain other circumstances enumerated in the statute and described below; and

•	a copy of chapter 23B.13.

For dissenting shareholders who were not the beneficial owners of their shares of Market Leader common stock before May 8, 2013, Market Leader may elect to withhold payment under chapter 23B.13. To the extent that Market Leader so elects, after consummating the merger, Market Leader shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. Market Leader will send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment of the dissenter’s own estimate of the dissenter’s shares and the amount of interest due if such dissenter believes that the amount offered is less than the fair value of the shares or under certain other circumstances enumerated in the statute and described below.

If you believe that the amount paid or offered by Market Leader is less than the fair value of your shares or believe that the interest due is incorrectly calculated, or if Market Leader fails to make payment for your shares within 60 days after the date set for demanding payment or the merger is not consummated and Market Leader does not return the deposited share certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment, you may, within 30 days of the payment or offer for payment, deliver notice to Market Leader in writing informing it of your own estimate of the fair value of your shares and the amount of interest due, and demand payment of this estimate, less any amount Market Leader has already paid under chapter 23B.13. If any dissenting shareholder’s demand for payment of such dissenting shareholder’s own estimate of the fair value of the shares is not settled within 60 days after receipt by Market Leader of such shareholder’s demand for payment, chapter 23B.13 requires that Market Leader commence a proceeding in King County Superior Court and petition the court to determine the fair value of the shares and accrued interest, naming all the dissenting shareholders whose demands remain unsettled as parties to the proceeding. If Market Leader does not commence the proceeding within the 60-day period, it will pay each dissenter whose demand remains unsettled the amount demanded.

The jurisdiction of the court in which the proceeding is commenced will be plenary and exclusive. The court may appoint one or more appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers will have the powers described in the order appointing them, or in any amendment to it. The fair value of the shares as determined by the court may be less than, equal to or greater than the value of the merger consideration to be issued to non-dissenting shareholders for Market Leader common stock under the terms of the merger agreement if the merger is consummated. Shareholders should be aware that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a merger are not opinions as to fair value under chapter 23B.13. Each dissenter made a party to the proceeding is entitled to a judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by Market Leader, or (b) for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which Market Leader elected to withhold payment pursuant to chapter 23B.13.

The court will also determine the costs and expenses of the court proceeding and assess them against Market Leader, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment under chapter 23B.13. If the court finds that Market Leader did not substantially comply with the relevant provisions of sections 23B.13.200 through 23B.13.280 of the WBCA, the court may also assess against Market Leader any fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable. The court may also assess those fees and expenses against any party if the court finds that the party has acted arbitrarily, vexatiously or not in good faith with respect to dissenters’ rights. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against Market Leader, the court may award to counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

A record shareholder may assert dissenters’ rights as to fewer than all of the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to Market Leader a notice of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partially dissenting record shareholder are determined as if the shares as to which the dissenter dissents and the dissenter’s other shares were registered in the names of different shareholders. Beneficial owners of Market Leader common stock who desire to assert dissenters’ rights as to shares held on the beneficial owners’ behalf (a) must submit to Market Leader the record shareholder’s consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights, which consent shall be set forth either in a record or, if Market Leader has designated an address, location, or system to which the consent may be electronically transmitted and the consent is electronically transmitted to the designated address, location, or system, in an electronically transmitted record; and (b) must so assert dissenters’ rights with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

For purposes of chapter 23B.13, fair value with respect to dissenters’ shares means the value of the shares of Market Leader common stock immediately before the effective date of the merger, excluding any appreciation or depreciation in anticipation of the merger, unless that exclusion would be inequitable. Accrued interest means interest from the effective date of the merger until the date of payment, at a rate that is fair and equitable under the circumstances.

DESCRIPTION OF TRULIA’S BUSINESS

Overview

Trulia is redefining the home search experience for consumers and changing the way that real estate professionals build their businesses. Trulia’s marketplace, delivered through the web and mobile applications, gives consumers powerful tools to research homes and neighborhoods and enables real estate professionals to efficiently market their listings and attract new clients. Trulia believes it delivers the best home search experience by combining its superior user interface with its comprehensive database of real estate properties, local insights, and user-generated content. Trulia offers free and subscription products that provide real estate professionals with access to transaction-ready consumers and help them enhance their online presence. In the three months ended March 31, 2013, Trulia had more than 31.3 million monthly unique visitors. As of March 31, 2013, Trulia had more than 389,000 active real estate professionals in its marketplace, 27,900 of whom were paying subscribers.

Trulia empowers consumers to make more informed housing decisions by delivering the “inside scoop” on homes, neighborhoods, and real estate professionals through an intuitive and engaging user experience. Trulia’s large, continually refreshed, and searchable database contains more than 147 million properties, including 4.4 million homes for sale and rent. Trulia supplements listings data with local information on schools, crime, and neighborhood amenities to provide unique insights into each community. In addition, Trulia harnesses rich, insightful user-generated content from its active community of contributors, which includes consumers, local enthusiasts, and real estate professionals. With more than 8 million unique user contributions, Trulia believes it has the largest collection of user-generated content on homes, neighborhoods, and real estate professionals.

Trulia enables real estate professionals to better promote themselves and their listings and connect with transaction-ready consumers through its online and mobile marketing products. Trulia’s free products allow real estate professionals to build their personal brand by creating an online profile, contributing content to Trulia’s marketplace, leveraging social media for endorsements, and establishing their presence through mobile features such as “check-ins.” The subscription products enable real estate professionals to increase their visibility, promote their listings in search results, target mobile users, and generate more highly qualified leads from Trulia’s large audience of transaction-ready consumers. Trulia believes that its audience is highly motivated and ready to purchase homes, as supported by surveys conducted by Trulia between January 1, 2012 and December 2012 in which 76% of over 543,000 respondents contacting real estate professionals through Trulia’s marketplace indicated that they are planning to move in the next six months, and almost half of over 382,000 respondents stated that they are pre-approved for a mortgage. Trulia believes that the combination of its compelling solution with its transaction-ready audience results in a high return on investment for real estate professionals who purchase the subscription products.

Trulia benefits from powerful network effects and a vibrant user community. Consumers contribute content by posting questions, reviewing neighborhoods, and writing agent recommendations. Real estate professionals, seeking to connect with Trulia’s consumers, engage in Trulia’s community by sharing local knowledge, answering consumers’ questions, and contributing content to Trulia’s marketplace. The breadth and quality of user-generated content contributed to its marketplace has helped to build Trulia’s brand, deepen the engagement of existing users, and attract more users.

Trulia is a leading mobile platform for the home search process and mobile devices are increasingly critical to consumers and real estate professionals. Trulia has introduced iPhone, iPad, Android Phone, Android Tablet, Kindle, and Windows 8 applications that provide tailored mobile experiences, which has led to rapid growth in mobile use of Trulia’s solution. In the three months ended March 31, 2013, Trulia had over 11.4 million mobile monthly unique visitors, an increase of 124% over the same period in 2012. In addition, Trulia’s mobile users are more likely than its web users to contact real estate professionals through the marketplace.

Trulia’s online marketplace is experiencing rapid growth. Monthly unique visitors to the marketplace increased to more than 31.3 million in the three months ended March 31, 2013 from 20.6 million in the three months ended March 31, 2012, or a 52% increase, and Trulia subscribers increased to 27,900 as of March 31, 2013 from 19,639 as of March 31, 2012, or a 42% increase. Trulia generates revenue primarily from sales of subscription products to real estate professionals. Trulia also generates revenue from display advertising sold to leading real estate and consumer brand advertisers seeking to reach its attractive audience. For the years ended December 31, 2010, 2011, and 2012, Trulia generated revenue of $19.8 million, $38.5 million, and $68.1 million, respectively. During the same period, Trulia had net losses of $3.8 million, $6.2 million, and $10.9 million, respectively. For the three months ended March 31, 2012 and 2013, Trulia generated revenue of $12.2 million and $24.0 million, respectively. During the same period, Trulia had net losses of $4.2 million and $1.98 million, respectively.

Industry and Challenges

The residential real estate industry, which Trulia estimates accounts for more than a trillion dollars in annual spending in the United States, is undergoing a profound transformation. Technology is changing the way that consumers search for homes, and the way in which real estate professionals attract clients and build their businesses. In addition, as the U.S. housing market recovers from its recent unprecedented downturn, real estate professionals are seeking more effective ways to market themselves and achieve a greater return on their marketing investment. These trends present significant opportunities to capitalize on shifts in behavior.

Housing decisions are among the most important in people’s lives as a home purchase is one of the largest investments consumers will ever make. As a result, consumers devote tremendous time and energy to researching their decisions, seeking information on home prices, home features, schools, crime, neighborhood amenities, financing options, home values, real estate professionals, and numerous other factors as they evaluate prospective homes. The insights learned from this research inform their decisions of where to live, how much to pay, and who to hire as an agent.

Historically, consumers lacked readily available access to detailed and comprehensive information essential to making housing decisions, relying instead on disparate sources of information such as real estate professionals, local newspapers, and word of mouth. Over time, more information has become available online and, as a result, the Internet has become a primary source of research for housing decisions. According to a November 2012 survey by the National Association of Realtors, 90% of home buyers used the Internet to research homes. Additionally, the use of mobile devices for home searches has become more prevalent. According to a 2012 survey by The Real Estate Book, 52% of respondents reported using a mobile device to look for homes, with 85% of non-users stating that they would consider using a mobile device for their next search.

As consumers increasingly research homes online, real estate professionals are shifting their marketing expenditures online to reach prospective clients. While initially these real estate professionals focused their spending on email, search, and creating websites with listings, now these professionals are increasingly using online real estate marketplaces to generate leads.

Real estate professionals are not alone in recognizing the growing importance and tremendous value of online targeted marketing. Online real estate marketplaces provide an efficient channel for the broader real estate ecosystem to more effectively reach potential customers. Landlords with properties for rent, mortgage companies, and home service providers are also finding targeted marketplaces fertile ground for leads and are increasingly advertising on these sites.

Industry challenges

As technology drives the home search process online, consumers, real estate professionals, and advertisers face distinct challenges.

Challenges for consumers

Consumers face challenges as they search for a home, including:

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Fragmented and stale information. Real estate information is highly local and remains largely fragmented. Each house has unique facts and each block has its own characteristics. Consumers have historically lacked the ability to efficiently aggregate this information from numerous sources and receive it on a regularly updated basis in order to make the best home decision.

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Lack of local insights. Consumers have difficulty obtaining relevant local insights, such as information on schools, crime, and neighborhood amenities, in a single place to provide context into what it is really like to live in a home or neighborhood. Further, consumers lack a trusted community and forum to engage with local enthusiasts and real estate professionals to get socially-informed insights and recommendations on neighborhoods and real estate professionals.

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Difficulty accessing information on the go. The home search process is inherently mobile, requiring house visits and neighborhood tours. Consumers, however, have lacked effective tools to access up-to-date, relevant real estate information on the go.

Challenges for real estate professionals

Real estate professionals face challenges in attracting clients and growing their businesses, including:

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Difficulty reaching today’s consumers. Real estate professionals need to adapt to the way consumers conduct their home searches using the Internet and mobile technologies. They have historically lacked tools that allow them to efficiently connect with large numbers of prospective clients.

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Trouble targeting the right prospects. Real estate professionals rely on closing deals to generate commissions. Traditional marketing tools fail to provide real estate professionals with the ability to identify potential clients that are ready to buy or rent. Consequently, real estate professionals have trouble optimizing the time they spend with the right prospects.

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Inability to manage business on the go. Real estate professionals historically lacked the ability to efficiently manage interactions with prospects and clients and access critical information on the go. Consumers expect timely responses and insights from real estate professionals who spend much of their time out of the office while viewing homes and meeting clients.

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Inefficient marketing spend. Real estate professionals need to maximize the return on their marketing spend. With traditional channels, real estate professionals lack the ability to target the right audience and measure the success of their marketing spend.

Challenges for advertisers

Advertisers face challenges as they seek to connect with consumers searching for homes. Advertisers historically lacked the ability to efficiently reach a relevant consumer audience and target specific subsets of that audience, based on demographics and other factors. Additionally, advertisers need to maximize the return on their advertising budget in a measurable and data-driven way.

Market Opportunity

Trulia believes that there are significant opportunities to address the challenges faced by consumers, real estate professionals, and advertisers. Borrell Associates estimated in an August 2012 industry paper that $23.7 billion would be spent in 2012 on real estate-related marketing in the United States. According to a November 2012 survey by the National Association of Realtors, 90% of home buyers used the Internet to research homes. However, according to the Borrell Associates report, only 55% of the real estate marketing dollars in the United States were projected to be spent online in 2012. Trulia believes that there is a disconnect between where marketing dollars are spent and where consumers research homes. Therefore, Trulia expects that real estate-related marketing spend will continue to migrate online from traditional channels.

The Trulia Marketplace

Trulia is redefining the home search experience for consumers and changing the way that real estate professionals build their businesses. Trulia believes it delivers the best home search experience by combining its superior user interface with its comprehensive database of real estate properties, local insights, and user-generated content. Trulia offers free and subscription products that provide real estate professionals with access to transaction-ready consumers and help them enhance their online presence. In the three months ended March 31, 2013, Trulia had 31.3 million monthly unique visitors. As of March 31, 2013, Trulia had more than 389,000 active real estate professionals in its marketplace, 27,900 of whom were paying subscribers.

Trulia’s marketplace provides the following key benefits for consumers, real estate professionals, and advertisers:

Key benefits for consumers

Large, continually refreshed, searchable database of homes for sale and rent. Trulia provides consumers with access to a large, continually refreshed, and searchable database of properties. Trulia enables consumers to customize their searches with property-specific filters to obtain up-to-date listings that are rich with property facts, price, and sale data. Trulia believes the scope and quality of the information contained in its database and the ease of use of its solution empowers consumers to more effectively find the right home.

Trusted insights, social recommendations, and proprietary analytics that provide local context. Trulia provides consumers with local insights, critical to a successful home search and not available elsewhere on an easy to use and comprehensive basis. These insights include information about schools, crime, neighborhood amenities, and real estate professionals. Trulia provides this broad range of local insights and rich features on its marketplace through its proprietary Trulia Voices forum and via Trulia’s integration with Facebook. Trulia also provides proprietary analytics on home valuation, including comparative historical price trends down to the neighborhood level. Trulia believes the relevance of its data, paired with socially-informed insights, enables consumers to better inform themselves on where to live.

Anytime and anywhere access. Trulia’s marketplace is accessible anytime and anywhere on the web and on major mobile platforms. To meet the needs of consumers who are increasingly conducting their real estate research on mobile devices, including while touring neighborhoods and visiting homes, Trulia offers mobile applications that are currently available for use on the iPhone, iPad, Android Phone, Android Tablet, Kindle, and Windows 8. Since the introduction of its first mobile application in 2008, mobile use of Trulia’s marketplace has grown rapidly.

Key benefits for real estate professionals

Broad reach to transaction-ready consumers. Trulia provides real estate professionals the ability to connect with its large audience of transaction-ready consumers on the web and through its mobile applications. Trulia believes that a large portion of consumers using Trulia do not use other real estate websites, and that this enables real estate professionals on Trulia to effectively identify and market themselves to consumers that they cannot find anywhere else.

Products that boost presence and deliver high-quality leads. Trulia offers a suite of differentiated products that provides real estate professionals with access to transaction-ready consumers, delivers high-quality leads and helps close deals. Trulia’s free products enable real estate professionals to build their personal brand by creating an online profile, contributing content to its marketplace, leveraging social media for endorsements, and establishing their presence through mobile features such as “check-ins.” Trulia’s subscription products enable real estate professionals to boost their visibility, promote their listings in search results, and generate more high-quality leads from its large audience of transaction-ready consumers.

Anytime and anywhere access to critical information and tools. Trulia offers mobile applications designed specifically for real estate professionals to take their business on the go. Using Trulia’s mobile applications, real estate professionals can access critical information that they need to conduct their business, including listings details, contacts, driving directions, and local information about neighborhoods. They also receive real-time notifications of new leads so that they can respond quickly and secure new clients. Trulia’s subscription product for mobile devices, Trulia Mobile Ads, allows professionals to reach a local, transaction-ready audience by advertising on its mobile applications for consumers.

Significant return on investment. Trulia believes that its subscription products deliver a high return on investment to real estate professionals. Unlike traditional marketing channels, Trulia provides tools to track leads and manage performance, enabling real estate professionals to measure and quantify the value of its products.

Key benefits for advertisers

Attractive audience. Trulia believes its audience composition is highly attractive to consumer brand advertisers. A substantial portion of Trulia’s audience is college educated, has a household income above $75,000, or is in the 25 to 54 age group. U.S. consumers with these characteristics tend to spend more of their annual income on home maintenance, insurance, household furnishings, apparel and services, and entertainment than the average consumer, according to the Bureau of Labor Statistics 2011 Consumer Expenditure Survey, which makes its audience attractive for consumer brand advertisers.

Display advertising products that efficiently reach target consumers. Trulia enables its advertisers to reach the specific segments of its audience that are attractive to them. Advertisers benefit from improved reach, impact, relevancy, and measurement of their marketing campaigns in its marketplace.

Trulia’s Strengths

Trulia believes that its competitive advantage reflects the following strengths:

Trulia delivers the “inside scoop”

Trulia is one of the leading online real estate marketplaces and provides consumers with powerful tools and unique content that together deliver valuable insights into homes, neighborhoods, and real estate professionals. Consumers require information from local sources in addition to detailed property data to gain a comprehensive view of a home and neighborhood. Trulia supplements its extensive database of over 147 million properties in the U.S. with information on schools, crime, and neighborhood amenities, and enable social recommendations. For example, Trulia’s crime heat maps provide consumers with a view into neighborhood safety and its Facebook integration gives consumers recommendations on real estate professionals from people in their social network. Through its proprietary Trulia Voices forum, Trulia also provides consumers with local content from its community of contributors, including consumers, local enthusiasts, and real estate professionals. With over eight million unique user contributions, Trulia believes it has the largest collection of user-generated content on homes, neighborhoods, and real estate professionals.

Superior products and user experience

Trulia believes it has the best products in the industry for consumers and real estate professionals. Trulia invests significant resources into technology development and product design to create a superior user interface that provides compelling features and rich functionality for its users. In addition, Trulia offers unique search capabilities that allow users to search for homes in more intuitive ways, including by school districts, and by designating customizable areas on an interactive map. Trulia also aggregates and integrates information from multiple sources and display it in an easy-to-consume manner that provides a more comprehensive view of a home or neighborhood. Trulia’s agent tools provide an easy way to manage their listings and interactions with leads and clients. Trulia believes that its products and user experience are a primary reason why, with limited marketing expenditures, it has been able to attract a large audience.

Large, differentiated, engaged, transaction-ready audience

Trulia believes it has become the online destination of choice for transaction-ready consumers in the residential real estate market. Its website and mobile applications attracted over 31.3 million monthly unique visitors in the three months ended March 31, 2013, and based on data from comScore, a significant portion of visitors do not visit Trulia’s primary competitors’ websites. For instance, according to comScore, during each month in 2012 and 2011, more than 54% and 64%, respectively, of Trulia’s audience did not visit Zillow.com. In addition, based on data from comScore, Trulia’s audience is more engaged with its marketplace than users of Trulia’s primary competitor’s website, Zillow.com. Based on monthly data reported by comScore, during the two year period ended December 31, 2012, each unique visitor on average spent 12% more time per month on Trulia’s marketplace than on Zillow.com’s marketplace, and viewed 45% more pages on Trulia’s marketplace than on Zillow.com’s marketplace. Trulia also believes that its audience is highly motivated and ready to purchase homes, as supported by surveys conducted by Trulia between January 2012 and December 2012 in which 76% of over 543,000 respondents contacting real estate professionals through Trulia’s marketplace indicated that they were planning to move in the next six months, and almost half of over 382,000 respondents stated that they were pre-approved for a mortgage. Trulia believes the transaction-ready nature of its audience results in better qualified leads for real estate professionals and an attractive audience for advertisers.

Strong mobile monetization

Trulia believes it is one of the few companies that is monetizing its mobile products at a higher rate than its web products. Since Trulia launched its subscription product for mobile devices in May 2012, it has sold this product at prices that yield a higher average monthly revenue per subscriber than its subscription products that are not focused on mobile devices. In addition, Trulia’s users are more likely to contact real estate professionals through its mobile applications than its website.

High ROI for real estate professionals

Trulia believes its subscription products provide compelling value and a high return on investment for real estate professionals. On average during the year ended December 31, 2012, paying subscribers received more than 13 times the number of monthly leads compared to real estate professionals who only used Trulia’s free products. Unlike traditional marketing channels, Trulia’s online marketplace allows real estate professionals to track, manage, and communicate with prospects, helping to measure and quantify the value Trulia creates. Based on Trulia’s attractive monthly pricing, the likelihood that Trulia users will complete real estate transactions, and the large commissions generated by real estate professionals on transactions, Trulia believes its products generate significant return on investment for subscribers. The value that real estate professionals receive from Trulia’s marketplace is validated by its high subscriber growth and increasing average monthly revenue per subscriber.

Powerful network effects driven by unique content

Trulia benefits from a self-reinforcing network effect that helps build its brand, drives user engagement in its marketplace, and attracts more users to its website and mobile applications. As consumers engage in Trulia’s marketplace, they contribute content by reviewing homes and neighborhoods, writing agent recommendations, and posting questions to Trulia’s community of local enthusiasts and real estate professionals. Based on internal records, Trulia has determined that consumers who interact with its user-generated content view more pages per visit and spend more time per visit on its marketplace, and ultimately generate more leads for Trulia’s subscribers. The opportunity to interact with, and market to, these consumers attracts more real estate professionals, who engage with consumers by sharing local knowledge and contributing more content to Trulia’s forum. The growing breadth and quality of user-generated content contributed by both consumers and real estate professionals builds Trulia’s brand as a differentiated resource and, Trulia believes, attracts more users to its website and mobile applications.

Big data and analytics platform

Trulia has invested heavily over many years to build a robust data and analytics platform. Trulia employs proprietary advanced analytics and heuristics capabilities to aggregate, filter, and analyze large amounts of data from disparate sources that it has cultivated over the years, including MLS and broker listing feeds, local demographic sources, and government archives. Trulia’s expertise in handling large amounts of externally-sourced data and combining it with user activity data collected from its marketplace allows it to improve the user experience by developing innovative new tools and new functionality. Additionally, Trulia uses this rich data to drive strategic business decisions and to publish insightful analysis on trends in local housing markets and macroeconomic trends in residential real estate. For example, Trulia recently added the ability for real estate professionals to learn the geographic origin of search queries for homes in their market. Trulia believes that its robust data and analytics platform gives Trulia a competitive advantage in developing a superior experience for consumers and real estate professionals and raises awareness of Trulia’s products in the real estate industry.

Trulia’s Strategy

Trulia’s goal is to build the leading online real estate marketplace and intends to focus on the following key strategies in pursuit of Trulia’s goal:

Expand Trulia’s audience and increase user engagement

Trulia intends to grow its large, transaction-ready audience by continuing to offer superior products for consumers. Trulia plans to continuously enhance and refresh its database of homes, to partner with third parties to add new and relevant local content, and to encourage users to contribute useful content. Trulia also plans to develop new features, tools, and products that deepen users’ engagement with its website and mobile applications, and to promote and foster interaction in Trulia’s vibrant user community.

Grow the number of real estate professionals in Trulia’s marketplace

Trulia intends to further penetrate the large base of more than 2.8 million real estate professionals in the United States. Trulia plans to attract more real estate professionals to its marketplace by communicating the value proposition of its free and subscription products and continuing to offer access to high-quality leads from its large and growing audience of transaction-ready consumers. Trulia also intends to enhance and increase the ways in which real estate professionals can market themselves and communicate with prospective clients on Trulia’s site, and to create additional value-added products to help professionals more effectively manage their leads, documents, and other key elements of their business.

Increase revenue

Trulia plans to increase revenue by selling more subscription and advertising products and by optimizing pricing. Trulia seeks to attract more real estate professionals to its marketplace, convert more of its free real estate professional users to paying subscribers, and up-sell existing subscribers. Trulia also intends to optimize the pricing of its products. Additionally, Trulia plans to continue growing its advertising business by seeking larger and longer-term commitments from advertisers, diversifying its client base into different advertising verticals, and by adding additional media sales personnel to market to advertisers looking to target its large, attractive audience.

Increase brand awareness

Trulia has built a leading real estate and consumer brand with limited marketing spend to date. Trulia plans to continue to grow its brand by providing users with superior and innovative products. Trulia plans to build its brand as the most trusted source of real estate information with concerted public relations efforts that use its data and analytics platform to educate consumers and deliver relevant insights into the real estate market.

Pursue strategic opportunities

Trulia plans to pursue acquisitions of complementary businesses and strategic partnerships to help it execute on and accelerate growth plans.

Pursue adjacent opportunities

Trulia plans to pursue opportunities in a number of large adjacent markets, such as rentals, mortgages, home improvement, and agent tools, and to expand its business internationally. Trulia believes that given its attractive audience, leading brand, and powerful technology platform, it is well positioned to capitalize on the large opportunities that these adjacent markets offer.

Data

Management of data is a critical component of Trulia’s solution. Trulia manages over one terabyte of data on a daily basis. Trulia organizes data as listings data, local information, and user-generated content:

Listings data

Trulia refreshes and supplements its listings database of over 147 million properties and for sale and for rent listings with data its receives from thousands of feeds on a daily basis. Trulia receives feeds covering millions of new and existing for sale and for rent listings every day from MLSs, real estate brokerages, real estate agents, real estate listings aggregators, and other third parties. Trulia also obtains detailed ownership and property data from vendors who collect and digitize information from public county records.

Trulia processes this wealth of data through its proprietary algorithms and heuristic data validation engine to sort, augment, and select the most up-to-date and accurate data to display. As a next step, Trulia applies its search logic to the data, and overlay additional local information on schools, crime, neighborhood amenities, home values, and other community information. The final product is a complete profile of a property or listing with property facts, price data, local information, and agent contact information, which Trulia publishes in its marketplace in an intuitive and engaging user experience.

Local information

Trulia informs consumers on what it is like to live in a neighborhood by delivering insights on schools, crime, neighborhood amenities, home values, and other community information.

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Schools. Trulia provides information on schools by district, type, parent reviews, and ratings, which is based on data received from third parties. Trulia overlays this information onto its maps and color codes the data points with a sliding color scale to differentiate between schools with low, medium, or high ratings.

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Crime. Trulia receives raw data from third parties about the occurrence, type, location, and description of non-violent and violent crime. Trulia conducts proprietary analysis on the data and aggregates its findings into a tabular format or into its proprietary crime heat map. Trulia’s crime heat map provides an overview, visualized through a sliding color scale of the incidence of crime in the area and highlights in callout text boxes the number of violent crimes in the area.

•	Neighborhood amenities. Trulia provides the location, names, and ratings of nearby restaurants, grocery stores, banks, and gas stations on its maps based on data that Trulia receives from Yelp.

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Home values. Based on Trulia’s analysis of the sales records and property information in its database, Trulia has developed market- and local-level views of the trends in price, number of sales, and number of listings by property type and location, which it publishes on its listings pages and on the Local Info section of its website in interactive chart formats and in its proprietary heat map format.

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Other community information. Trulia analyzes data from the U.S. Census Bureau to provide users with information on how the median household and family income, age of homes, and commute times of a neighborhood compare to those of the city.

Additionally, Trulia has an agreement with Google to use its basic maps, over which its integrates its proprietary insights.

User-generated content

The user-generated data in Trulia’s marketplace is organized under the Advice section of its website by type of content, questions and answers, blogs, real estate guides, and along topics relevant to its audience such as local information, tips on home buying and selling, and observed market trends. Trulia also allows real estate professionals to publish their own profile and receive recommendations from their clients under the Find a Pro section of its website.

The content in Trulia’s marketplace is generated by its vibrant community of users. Users can vote on the quality of content using Trulia’s “thumbs up” or “thumbs down” icons and can follow the voting results. Additionally, users can “flag” inappropriate content on Trulia’s site, which is escalated to the Trulia community team whose enforcement actions follow the terms and conditions for user-submitted content as published on its website.

Products for Consumers

Trulia’s products for consumers focus on helping them find the right home. Trulia’s consumer products are offered for free and provide a robust set of tools for evaluating where to live.

Searchable database

Search

Trulia maintains one of the largest searchable databases of homes for sale and rent in the United States. Trulia’s database includes more than 147 million properties with 4.4 million listings of homes for sale and rent. Trulia provides users with the ability to search its database along a variety of parameters as described below:

All Properties	Sale properties only	Rentals only	Sold properties only
City Bedrooms Bathrooms Price range Square footage Property type Keyword search	Open houses Year built Lot size Foreclosure type MLS ID Price per square foot	Pets Amenities	Time since sale date

Users can customize their search along as few or many features as they prefer and by keyword search of specific property attributes. From these search results, users have access to the detailed data on each home in Trulia’s database, photos of the home, and the for sale or for rent listing information.

Additionally, Trulia enhances its users’ experience by giving them the choice to display their search results in listings or map formats. The map format provides the added functionality of polygonal search, which enables users to delineate the precise area of their searches. Trulia offers products that further enhance users’ experience with visually impactful maps, graphics, and photos of homes and neighborhood characteristics.

Trulia Estimate

Trulia Estimate is Trulia’s estimate of an off-market property’s value based on its proprietary analysis of relevant home data such as recent sales of similar homes and property facts. This search function allows users to conduct a precise search by street address to find Trulia’s estimate of the value of that home. Additionally, home owners may claim their home in Trulia’s database and edit their home’s specific facts and details so that Trulia’s proprietary system can revise its estimated value.

Rich insights and content

Trulia provides users with rich insights and content that are critical to a successful home search and that cannot be discovered through home listings data alone. Trulia delivers these insights through the following products:

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Local Info. Trulia aggregates local data from a variety of sources and make it more useful to consumers through Google Maps overlays using Trulia’s proprietary data visualization tools. These types of local insights include crime heat maps, school boundary and performance statistics, local amenity location and reviews through Trulia’s integration with Yelp, and commute information.

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Advice. Trulia provides its users with the “inside scoop” on homes, neighborhoods, and real estate professionals based on the advice generated by its active community of contributors. Users of Trulia’s marketplace can post questions and receive answers in the Trulia Voices portion of website and also scour the collection of advice columns and blogs that other users post. With over eight million unique user contributions and over 830,000 topics discussed on Trulia Voices, Trulia believes it has amassed the largest online collection of user-generated content in the U.S. residential real estate market. This gives users access to the insights of consumers, local enthusiasts, and real estate professionals who are knowledgeable about the neighborhoods in which Trulia’s users are searching.

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Find a Pro. Trulia provides consumers with a directory of over 875,000 real estate professionals that is searchable by location, name, and type of professional. Trulia’s platform integrates with Facebook to leverage the power of social networks for clients to recommend real estate professionals and for real estate professionals to take advantage of online “word of mouth” referrals. For example, a consumer searching for a real estate agent in Trulia’s marketplace can quickly find whether someone in their social network has recommended an agent in a particular area in which they are looking.

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Value information. Each property detail page features information and analytics on the property value, including price comparisons of similar properties based on median home sale data by neighborhood, zip code and city, price history and trends, and property taxes based on assessed property values. Trulia believes this information helps users better assess the value of the property beyond what can be gleaned from price data alone.

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Mortgage. Given the significant cost of a home purchase, Trulia provides its users with guides on how to finance their purchase, information on mortgage rate trends, and calculators to determine their estimated mortgage payment based on the rates and terms quoted.

Mobile

Trulia’s products are accessible anytime and anywhere online and on mobile devices. Trulia provides the following differentiated Trulia mobile applications for consumers on several major mobile platforms and devices:

•	m.trulia.com: A mobile-optimized website accessible on mobile device browsers.

•	Real Estate App: Trulia’s full-featured Trulia real estate mobile application, available on iPhone, iPad, Android Phone, Android Tablet, Kindle, and Windows 8.

•	Rental App: Trulia’s mobile application optimized for users looking to rent a home, available on iPhone, Android Phone, Android Tablet, and Kindle.

•	Agents App: Trulia’s mobile application optimized for real estate professionals, available on iPhone and Android Phone.

•	Mortgage App: Trulia’s mobile application optimized for users looking for mortgage information, available on iPhone and iPad.

Products for Real Estate Professionals

Trulia offers real estate professionals a set of subscription and free products to promote themselves and their listings online and to connect with consumers searching for homes. Trulia generally sells its subscription products on a one, three, six, or twelve-month basis, and therefore, subscribers’ commitment periods may be short-term in nature. Trulia also offers subscription products at different price points. In addition to the pricing options, subscribers can choose among different features and packages with each of Trulia’s subscription products, as described below.

Trulia’s subscription products include:

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Trulia Pro. Real estate agents can purchase one of three differently priced Trulia Pro packages to enhance their online presence, feature their listings in search results, and interact with potential clients more effectively. Benefits include enhanced lead generation, greater local lead rotation, featured listings, robust property pages, detailed contact information in search results, instant leads via mobile, and integrated recommendations with Facebook. Trulia provides similar products to real estate brokers under the name Premium Listings.

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Trulia Local Ads. Real estate professionals can purchase local advertising on Trulia’s website by zip code or city and by share of a given market. This functionality enables them to enhance their presence in their chosen market and generate more leads.

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Trulia Mobile Ads. Real estate professionals can purchase local advertising on Trulia’s mobile applications and mobile website by zip code and by share of a given market. This functionality enables them to feature their profile and contact information on search results and listings, thereby enhancing their visibility with transaction-ready consumers.

Subscribers of Trulia Pro, Trulia Local Ads, and Trulia Mobile Ads also have access to:

•	Trulia Insights. Real estate professionals receive more in-depth information about their leads to help them prioritize and respond to their best leads.

•	Trulia Instant Leads. Trulia enables real estate professionals to respond to leads faster by connecting them with the consumer who sent the lead via phone or by notifying them via text message.

Trulia’s free products include:

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Property listings. Trulia offers real estate professionals the ability to reach a large, transaction-ready audience and the potential to acquire leads by listing their properties in its marketplace for free.

•	Mobile application. Trulia has developed an Agent App for the iPhone and Android Phone that enables real estate professionals to manage their businesses anytime and anywhere.

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Agent profile. Agents can create their own profile in Trulia’s marketplace by posting contact information, photos, and qualifications, and can manage their brand by linking their profile to their activity on Trulia’s forums and to Facebook. Agent profiles are posted on the Find a Pro section of Trulia’s website.

•

Trulia Voices. Through the Trulia Voices forum, Trulia enables real estate professionals to promote their presence by allowing them to connect meaningfully with consumers, network with other professionals, follow topics of interest to their audience, receive updates on neighborhoods, and broadcast their thoughts on Trulia’s blogging platform.

•

Recommendations. Trulia has built social search functionality into its Find a Pro database of agent profiles where users can sort agent profiles by number of recommendations. Additionally, real estate professionals can publish their recommendations on their Facebook Wall through integration with Facebook Connect.

•	Check-ins. Trulia’s real estate professionals can “check-in” on the Trulia mobile agent application to establish their presence at a property.

•

Agent training and advice blogs. Trulia publishes two blogs, Trulia Pro and Trulia Corporate, written by real estate industry experts with whom Trulia partners to provide tips, advice, and education for buyers, sellers, and renters.

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Tools and widgets. Trulia offers real estate professionals a number of tools and widgets that they can incorporate into their personal websites to display local real estate information such as a slideshow widget to play photos of properties or a widget to broadcast their contributions on Trulia Voices on their blog or website.

Products for Advertisers

Trulia sells display media advertising on a cost-per-impression and cost-per-click basis to national advertisers seeking to reach the large and attractive audience for Trulia’s online properties and those of Trulia’s publisher partners. Trulia displays their advertisements on its home page and on individual web pages through graphical displays and text links, and help these customers optimize their advertisements’ effectiveness through its robust targeting capabilities. Trulia also offers display media advertising on its mobile website that is optimized for mobile device web browsers and certain of Trulia’s mobile applications.

Seasonality

From time to time, Trulia generally experiences seasonality in subscription revenue and display advertising due to fluctuations in traffic to its website and mobile applications. During the fourth quarter of each year, traffic to Trulia’s marketplace has historically declined and revenue has historically grown more slowly than in other quarters or has declined sequentially. Conversely, Trulia typically experiences higher growth in traffic and revenue during the spring and summer months, when consumers are more likely to buy new homes. Trulia expects that seasonality will continue to affect traffic in its marketplace, as well as revenue from subscriptions and advertising.

Technology and Engineering

Product development and innovation are core pillars of Trulia’s engineering culture that aims to delight users and customers with its products. Trulia provides its web and mobile products using a combination of in-house and third-party technology and products.

Big data and proprietary algorithms. Trulia has developed its technology platform to handle data at large scale. On a daily basis, Trulia processes several million home listings from thousands of data feeds through its proprietary algorithms and heuristic data validation engine to sort, augment, and select the most up-to-date and accurate data to display.

Infrastructure. Trulia currently manages its platform from two locations. The primary location where Trulia hosts its production environment, is within a shared data center environment in Santa Clara, California. Trulia uses a second hosted facility, located in Oakland, California, for production service backup and for its development environment. Trulia is building out a third hosted facility in Denver, Colorado, for redundancy, backup, and load balancing purposes. Trulia’s website and mobile applications are designed to have high availability, from the Internet connectivity providers Trulia chooses, to the servers, databases, and networking hardware that Trulia deploys. Trulia designs its systems such that the failure of any individual component is not expected to affect the overall availability of its platform. Trulia also leverages content delivery networks and uses other third-party cloud computing services, including map-related and ad serving services, to ensure fast and local access to content. Trulia employs a host of encryption, antivirus, firewall, monitoring, and patch-management technology to protect and maintain its systems.

Innovation. In addition to new product development efforts, Trulia encourages technological advances by directing a portion of its engineering team’s time towards organized innovation days. Each quarter, Trulia product managers and engineers share ideas and experiments and recruit their peers to join their projects to bring a new concept to life. As progress is shared with the larger group, these new ideas receive additional input and product planning and are frequently the basis of new products and features Trulia offers.

Agile methodology and quality focus. Trulia’s software development methodology is agile and promotes teamwork, collaboration, and process adaptability throughout the life cycle of a development project. Trulia believes this methodology yields robust, high quality, efficient, and nimble software development. Trulia also invests heavily in the quality of its technology with robust testing at each stage in its development process.

In June 2012, Trulia entered into a Platform Services Agreement with Move Sales, Inc., or ListHub, which provides Trulia with a substantial portion of the unique listings in its marketplace. This agreement supersedes Trulia’s prior agreement with ListHub for the provision by ListHub of listings to us. Under the terms of this agreement, ListHub grants Trulia a nonexclusive license to display listings on its platform and use these listings for the purpose of providing real estate professionals with information relating to lead generation management and advertising products. This agreement contains a 48-month term and renews automatically for additional one year terms unless canceled upon the provision of 90 days prior notice by either party. This agreement is not cancelable by ListHub except in the case of material uncured breach by Trulia or Trulia’s filing for bankruptcy, insolvency or assignment for the benefit of creditors, or if a receiver is appointed on Trulia’s behalf.

Trulia maintains its technology infrastructure at a facility in Santa Clara, California maintained by Equinix Operating Company, Inc., or Equinix. Equinix provides data center space to Trulia under the terms of a master service agreement. This agreement terminates on the earlier of the date that it is terminated by either party or the last order made under the agreement terminates or expires. This agreement is not cancelable by Equinix except in the case of material uncured breach by us, the suspension by Equinix three or more times during any 12 month period of its services pursuant to the terms of this agreement, Trulia’s liquidation, cessation to do business or insolvency, or the condemnation of the physical space subject to this agreement.

Marketing

Trulia’s principal marketing strategy has been to develop a superior user experience that will drive audience growth and brand recognition. Trulia has not historically spent significantly on marketing programs, but has focused on organic and viral growth driven by its user base. As Trulia’s consumer audience has grown, real estate professionals have followed consumers to Trulia. Trulia has also grown its brand among real estate professionals and the real estate industry through tradeshow participation, social engagement, and ongoing education via webinars, newsletters, and word of mouth.

In addition, Trulia’s media outreach programs have been major drivers in growing its brand. Trulia publishes a series of blogs and actively use social media to share and spread content on a variety of topics to elevate its brand, including:

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Trends in the real estate market. Trulia analyzes publicly available data in combination with the rich data and content in its marketplace to create unique and proprietary insights on real estate trends, which Trulia publishes on its Trulia Trends blog. Trulia’s regularly published blogs and reports include:

•	Trulia Price Monitor and Trulia Rent Monitor. Trulia’s view on asking home sale and rent prices that is published monthly.

•	Housing Barometer. Trulia’s view of the state of the housing market that is published monthly.

•	Rent vs. Buy. Trulia’s analysis comparing the economics of renting versus buying that is published quarterly.

•	Metro Movers. Trulia’s observations of search trends for homes within the United States that is published quarterly.

•	Foreign Buyers. Trulia’s report on search trends for homes by people outside the United States that is published semi-annually.

•	Consumer Surveys. Trulia’s survey of consumers covering topics such as the “American Dream” of homeownership, attitudes about housing, and public policy that is published quarterly.

These reports are used by, and Trulia’s Chief Economist is quoted regularly in, major news outlets, including The Wall Street Journal, Bloomberg, The New York Times, Time Magazine, and U.S. News & World Report.

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Advice for real estate professionals. Trulia’s blogs for real estate professionals, Trulia Pro and Trulia Corporate, written by well-known real estate industry experts with whom Trulia partners, elevate Trulia’s brand awareness amongst the community of real estate professionals.

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Celebrity and luxury homes. Luxe Living is Trulia’s blog dedicated to the latest developments on celebrity and luxury homes. This blog and its content have been featured on ExtraTV, E! News, US Weekly, The Los Angeles Times, and more.

Trulia also cultivates brand awareness through social media channels, such as Facebook and Twitter.

Customers

Real estate professionals that pay for Trulia’s subscription products include:

•	Agents, who collaborate with consumers, seek leads, and manage transactions;

•	Brokers, which recruit, train, and provide core real estate services to agents; and

•	National real estate franchisors, which provide real estate services to franchisees to enable the growth of their brand.

The majority of Trulia’s real estate professional subscribers are agents. As of March 31, 2013, Trulia had more than 389,000 active real estate professionals in its marketplace, 27,900 of whom were paying subscribers. A key focus of Trulia’s sales and marketing activities has been to further penetrate the large base of more than 2.8 million real estate professionals in the United States. If Trulia is unable to increase the number of total subscribers in its marketplace, revenue may not grow and operating results could suffer.

Trulia’s advertising solutions are purchased by a diverse cross-section of brand advertisers that operate within the real estate ecosystem, and those that seek to reach its highly educated and affluent audience. In the years ended December 31, 2010, 2011, and 2012, the ten largest advertising partners accounted for 50%, 50% and 63%, respectively, of Trulia’s media revenue. In the three months ended March 31, 2013, the ten largest advertising partners accounted for more than 65% of Trulia’s media revenue.

No single customer accounted for 10% or more of total revenues in any of the years ended December 31, 2010, 2011, or 2012.

Sales and Customer Support

Trulia has dedicated sales teams that support its marketplace business and display advertising business.

For Trulia’s marketplace business, the majority of sales are made by Trulia’s inside sales team that sells its subscription products to real estate professionals. Trulia’s inside sales team is located in its San Francisco and Denver offices and attracts new subscribers through a combination of outbound calling and inbound customer requests generated from the website and marketing activities. Trulia also has a field sales team that sells its marketplace products at larger deal sizes to real estate brokers, franchisors, and builders.

For its display advertising business, Trulia maintains a field sales team based in New York, to specifically target large advertising customers in the real estate and related content categories, such as insurance companies, mortgage providers, and home improvement companies, as well as other brand advertisers that seek to reach its audience. Trulia’s field sales team develops direct relationships with these advertisers and the agencies that serve them.

Trulia places a high value on providing quality support to users, marketplace subscribers, and advertisers. Its customer support team, based in San Francisco and Denver, responds to commercial and technical questions from users and advertisers.

Competition

The markets in which Trulia operates are highly competitive and fragmented. Consumers research homes through a variety of sources. Similarly, real estate professionals use a variety of marketing channels to promote themselves and find clients. Consequently, Trulia faces competition from a variety of direct and indirect channels, and Trulia believes it competes favorably.

Competition for consumers

Trulia competes to attract consumers to its website and mobile applications primarily on the basis of the breadth and quality of listings; user experience; the breadth, depth, and relevance of the insights on homes, neighborhoods, and real estate professionals; brand and reputation; and the quality of mobile products.

Our principal competitors for consumers include:

•	Print media, including local newspapers, magazines, and home/apartment guide publications;

•	Online real estate marketplaces such as Homes.com, MSN Real Estate, Realtor.com, Yahoo! Real Estate, and Zillow.com;

•	Online brokerage service providers such as Redfin and ZipRealty;

•	MLSs across the United States;

•	Full-service real estate brokerage service providers such as Century 21 and Coldwell Banker;

•	Online rental listing providers such as ApartmentGuide.com and Rent.com;

•	General online classifieds such as Craigslist; and

•	Websites of real estate brokerages and individual agents.

Competition for real estate professionals

Trulia competes for a share of real estate professionals’ overall marketing spend with traditional, offline media, and other online marketing channels. Trulia competes primarily on the basis of the size and attractiveness of the consumer audience; quality and measurability of leads; perceived return on investment; effectiveness of marketing and workflow tools; and quality of mobile products.

Our principal competitors for real estate professionals include:

•	Print media, including local newspapers, magazines, and home/apartment guide publications;

•	Other traditional media, including television and radio;

•	Other online real estate marketplaces;

•	Social networking services such as Facebook and Twitter;

•	Search engines such as Bing, Google, and Yahoo!;

•	Websites offering display advertising; and

•	Email marketing software and tools.

Competition for advertisers

Trulia faces competition to attract advertisers to market their products on its website. The basis of competition includes size, demographics, and overall attractiveness of an audience; pricing; and the ability to target desired audience segments.

Intellectual Property

Trulia protects its intellectual property through a combination of trademarks, domain names, copyrights, trade secrets, and patents, as well as contractual provisions and restrictions on access to its proprietary technology.

Trulia registered “Trulia” as a trademark in the United States and several other jurisdictions. Trulia also has filed other trademark applications in the United States and certain other jurisdictions, and will pursue additional trademark registrations to the extent Trulia believes it would be beneficial and cost effective.

Trulia has two patent applications pending in the United States, which seek to cover proprietary techniques relevant to its products. Trulia intends to pursue additional patent protection to the extent Trulia believes it would be beneficial and cost effective.

Trulia is the registered holder of a variety of domestic and international domain names that include “Trulia” and similar variations.

In addition to the protection provided by its intellectual property rights, Trulia enters into confidentiality and proprietary rights agreements with its employees, consultants, contractors, and business partners. Trulia’s employees and contractors are also subject to invention assignment agreements. Trulia further controls the use of its proprietary technology and intellectual property through provisions in both its general and product-specific terms of use on its website.

Employees and Company Culture

As of December 31, 2012, Trulia had 519 full-time employees, with 122 in technology, 348 in sales, marketing, and customer support, and 49 in general and administrative functions. Trulia had 281 full-time employees in its San Francisco headquarters, 207 in its Denver location, 24 in its New York office, and 7 of its employees work remotely. None of Trulia’s employees are represented by a labor union with respect to employment with Trulia.

Trulia believes that its team and company culture have been among the keys to its success, allowing Trulia to attract a talented group of employees, create a dynamic work environment, and continuously deliver innovation in a highly competitive market. As a team, Trulia embraces the following I.M.P.A.C.T. principles:

Innovate	Trulia is passionate about improving the online real estate experience, Trulia rejects status quo, and Trulia believes in cultivating the best ideas from everyone in the organization.

Make a difference	Trulia expects big results, and believes success stems from a focus on the impact of Trulia’s efforts, not just input or output.

People matter	People are Trulia’s most valuable assets—Trulia is committed to a fun work environment that helps it reach its potential, without neglecting the importance of personal lives.

Act with integrity	If there is doubt, you should know you are wrong, and Trulia strives to do what is right even when no one is looking.

Customer obsessed	No matter his or her role, each person at Trulia works hard to understand the needs of Trulia’s customers, clients, and partners, and Trulia is committed to exceeding their expectations.

Trust and respect each other	The people at Trulia debates with passion, trust each other’s intentions, act with humility, and appreciate individuals’ ideas, talents and abilities, regardless of role, title, or tenure. Trulia accepts nothing less.

Facilities

In May 2010, Trulia entered into a lease effective through May 2014 for approximately 32,000 square feet of office space that houses its principal offices in San Francisco. In March 2012, Trulia entered into a sublease effective through March 2013 for approximately 9,500 square feet of additional office space in San Francisco. Trulia leases additional office space in Denver and New York. In October 2012, Trulia entered into a lease to extend its occupancy of this additional space in San Francisco and to add, effective April 2013, an additional 9,500 square feet of office space. The lease for this combined 19,000 square feet of office space runs through September 30, 2015. Trulia believes its facilities are sufficient for its current needs.

Legal Proceedings

From time to time, Trulia is subject to legal proceedings and claims in the ordinary course of business. Trulia has received, and may in the future continue to receive, claims from third parties asserting, among other things, infringement of their intellectual property rights.

On September 12, 2012, Zillow filed a lawsuit against Trulia in the United States District Court for the Western District of Washington, alleging that Trulia infringes on one U.S. patent held by it. The lawsuit alleges that one component of Trulia Estimates feature infringes Zillow’s patent insofar as Trulia Estimates allows homeowners to claim their homes and provide additional information about the properties, which enables Trulia to update the valuation estimates for such properties. Trulia started offering Trulia Estimates feature in 2011. Zillow is seeking a permanent injunction against the alleged infringement, compensatory damages, and attorneys’ fees.

This litigation is still in its early stages and the final outcome, including any estimated liability, if any, that may result from this matter could not be estimated as of March 31, 2013 and December 31, 2012. Trulia believes it has meritorious defenses to Zillow’s claims. Trulia filed a motion to dismiss Zillow’s complaint on December 19, 2012. The court deferred ruling on Trulia’s motion to dismiss because the Federal Circuit Court of Appeals is expected to soon provide guidance on the question raised in its motion. Trulia intends to continue to vigorously defend the lawsuit. Trulia did not accrue any amounts related to this litigation because a reasonably possible range of loss, if any, that may result from this matter could not be estimated as of March 31, 2013 and December 31, 2012.

The foregoing litigation matter could cause Trulia to incur significant expenses and costs. In addition, the outcome of any litigation is inherently unpredictable, and as a result of these litigation matters, Trulia may be required to pay damages, an injunction may be entered against Trulia that requires it to change certain features in its marketplace, or a license or other right to continue to deliver an unmodified version of such features may not be made available to Trulia at all or may require Trulia to pay ongoing royalties and comply with unfavorable terms. Any of these outcomes could harm business. Even if Trulia were to prevail, these litigation matters could be costly and time-consuming, could divert the attention of management and key personnel from business operations, and may discourage consumers, real estate professionals, and advertisers from using its marketplace.

Current and future litigation may be necessary for Trulia to defend itself, its partners and its customers by determining the scope, enforceability, and validity of third-party proprietary rights or to establish its proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on Trulia because of defense and settlement costs, diversion of management resources, and other factors.

TRULIA MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Trulia’s financial condition and results of operations should be read in conjunction with the section titled “Trulia Selected Financial and Other Data” and Trulia’s financial statements and related notes thereto included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Trulia’s actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors—Risks Related to Trulia and its Business” included elsewhere in this proxy statement/prospectus.

Overview

Trulia is redefining the home search experience for consumers and changing the way that real estate professionals build their businesses. Trulia’s marketplace, delivered through the web and mobile applications, gives consumers powerful tools to research homes and neighborhoods and enables real estate professionals to efficiently market their listings and attract new clients. Trulia believes it delivers the best home search experience by combining its superior user interface with its comprehensive database of real estate properties, local insights, and user-generated content. Trulia offers products that provide real estate professionals with access to transaction-ready consumers and help them enhance their online presence.

Key elements of Trulia’s marketplace are extensive consumer reach, an engaged base of real estate professionals and a comprehensive database of real estate information and local insights. In the three months ended March 31, 2013, Trulia had more than 31.3 million monthly unique visitors, and as of March 31, 2013, Trulia had more than 389,000 active real estate professionals, 27,900 of which were paying subscribers in Trulia’s marketplace. Trulia’s large, continually refreshed, and searchable database contains more than 147 million properties, including 4.4 million homes for sale and rent. Trulia supplements listings data with local information on schools, crime and neighborhood amenities to provide unique insights into each community. In addition, Trulia harnesses rich, insightful user-generated content from its active community of contributors, including consumers, local enthusiasts, and real estate professionals. With more than 8 million unique user contributions, Trulia believes it has the largest collection of user-generated content on homes, neighborhoods, and real estate professionals. Trulia delivers this information on mobile devices through its iPhone, iPad, Android Phone, Android tablet, Kindle, and Windows 8 applications and also provide tailored mobile experiences, such as GPS-based search.

Trulia offers its products free to consumers. Trulia delivers the “inside scoop” on homes, neighborhoods, and real estate professionals in an intuitive and engaging way, helping consumers make more informed housing decisions. For real estate professionals, Trulia offers a suite of free and subscription products to promote themselves and their listings online, and to connect with consumers searching for homes. Trulia’s free products attract users to its marketplace, and the quality of its products drives the growth of its audience and promotes deep engagement by its users. Trulia believes this leads real estate professionals to convert to paying subscribers and brand advertisers to purchase its advertising products.

Trulia generates revenue primarily from sales of subscription marketing products that Trulia offers to real estate professionals. The Trulia Pro product allows real estate professionals to receive prominent placement of their listings in Trulia’s search results. With the Trulia Local Ads and Trulia Mobile Ads products, real estate professionals can purchase local advertising on Trulia’s website and mobile applications, respectively, by locale and by share of a given market. Trulia also generates revenue from display advertising Trulia sells to leading real estate advertisers and consumer brands seeking to reach its attractive audience. Pricing for Trulia’s display advertisements is based on advertisement size and position on the web page, and fees are based on a per-impression or on a per-click basis.

To date, Trulia has focused its efforts and investments on developing and delivering superior products and user experiences, attracting consumers and real estate professionals to its marketplace, and growing its revenue. Trulia has invested heavily to build its robust data and analytics platform, and continue to spend significantly on technology and engineering.

In 2005, Trulia launched the initial version of its website. Since then, Trulia has become one of the leading online real estate marketplaces in the United States by achieving key product development and business milestones that have driven revenue and user growth, including:

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In May 2007, Trulia launched Trulia Voices, a forum for users to get the “inside scoop” on what it is like to live in a neighborhood from Trulia’s community of contributors, including consumers, local enthusiasts, and real estate professionals;

•	In June 2008, Trulia launched Trulia Pro, a premium advertising product by which real estate professionals promote their listings and market themselves to consumers;

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In August 2008, Trulia launched its first mobile product for consumers with a home search application on the iPhone and its mobile-optimized website m.trulia.com for consumers that is available on any mobile device browser;

•	In January 2010, Trulia launched Trulia Local Ads, allowing real estate professionals to purchase promotional display space on Trulia’s search results and property details pages;

•	In December 2010, Trulia acquired Movity, Inc., a geographic data company, for its engineering team and its data visualization expertise;

•	In January 2011, Trulia expanded its presence by opening a dedicated sales and customer service center in Denver, Colorado, increasing its headcount by 149 people;

•	In March 2011, Trulia expanded its mobile products for consumers with home search applications on the iPad and Android Phone;

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In December 2011, Trulia launched Trulia for Agents on the iPhone, a mobile application dedicated to helping real estate professionals. Key features of the application include “check-ins” and lead notifications;

•	In May 2012, Trulia launched Trulia Mobile Ads, an innovative marketing product that allows real estate professionals to target consumers who are researching homes on mobile devices;

•	In September 2012, Trulia launched Trulia Mortgage Center to provide personalized mortgage quotes that Trulia updates in real time; and

•	In the first quarter of 2013, Trulia launched a product redesign to increase inventory expansion.

Trulia has experienced rapid growth in the past three years. In the years ended December 31, 2010, 2011, and 2012, Trulia generated revenue of $19.8 million, $38.5 million, and $68.1 million, respectively. During the same period, Trulia had net losses of $3.8 million, $6.2 million, and $10.9 million, respectively.

Opportunities and Challenges

Trulia believes that the growth of its business and its future success are dependent upon many factors, including its ability to increase its audience size and user engagement, grow the number of subscribers in its marketplace, increase the value of its advertising products, and successfully invest in its growth. While each of these areas presents significant opportunities for us, they also pose important challenges that Trulia must successfully address in order to sustain the growth of its business and improve operating results.

Increase in Audience Size and User Engagement. Trulia believes that increases in audience size and user engagement would make its marketplace more attractive to real estate professionals and advertisers which could lead to additional subscriptions, higher rates for its subscription products, more display advertising, and higher rates for display advertising. In order to increase its audience size and user engagement, Trulia plans to continuously enhance and refresh its database of homes, to partner with third parties to add new and relevant local content, and to develop new features, tools, and products, each of which may increase its expenses. If Trulia is not able to increase audience size and user engagement in its marketplace, Trulia may not be able to increase the revenue from its subscription and display advertising products, and its operating results may be harmed.

Growth in the Number of Subscribers in Trulia’s Marketplace. Trulia believes that Trulia will need to further penetrate the large base of more than 2.8 million real estate professionals in the United States in order to increase revenues and improve operating results. As of March 31, 2013, Trulia had more than 389,000 active real estate professionals in its marketplace, 27,900 of whom were paying subscribers. Trulia expects that an increase the number of paying subscribers in its marketplace, would increase revenue and improve operating results, and any failure to increase the number of paying subscribers in its marketplace would adversely affect revenue and operating results. To attract additional real estate professionals to its marketplace and to encourage real estate professionals to become paying subscribers, Trulia plans to communicate the value of its free and subscription products, to continue to offer subscribers high-quality leads from consumers using its marketplace, to enhance and increase the ways that real estate professionals can market themselves and communicate with prospective clients in its marketplace, and to create additional value-added products to help professionals more effectively manage their leads, documents, and other key elements of their business. Trulia expects that its expenses will increase as Trulia takes these actions to increase the number of real estate professionals and subscribers in its marketplace. In addition, Trulia’s sales and marketing expenses were its largest operating expenses in the years ended December 31, 2011 and 2012 and in the three months ended March 31, 2013. Sales and marketing expenses reflect many of the costs that Trulia incurs in acquiring new subscribers and retaining existing subscribers, and Trulia expects that sales and marketing expenses will continue to increase in absolute dollars as Trulia seeks to grow the number of subscribers in its marketplace.

Increase Value of Advertising Products. Trulia intends to continue to increase the attractiveness of its display advertising products in order to increase advertiser demand and thereby increase the amount advertisers spend with us. Trulia aims to increase the attractiveness of its advertising products through increasing the size of its audience and engagement of its users, improving its ability to select relevant content of interest to individual users, and improving the measurement tools available to advertisers to optimize their campaigns.

Investments for Growth. Trulia expects to continue to invest in its marketplace, infrastructure, and personnel in order to drive future growth, as well as to pursue adjacent opportunities. Trulia plans to continuously enhance and refresh its database of homes and make ongoing product enhancements intended to improve the user experience. Trulia also expects to continue to make investments in its technical infrastructure to ensure that its growing user base can access its marketplace rapidly and reliably. In addition, Trulia anticipates continuing to increase its headcount to ensure that its research and development function drives improvements in its marketplace and that its sales and marketing function maximizes opportunities for growing business and revenue. Trulia also intends to pursue acquisitions of complementary business, products, services, or technologies to grow its business and enhance and increase its product offerings. As part of its strategy, Trulia also expects to invest in pursuing opportunities in large adjacent markets, such as rentals, mortgages, home improvement, and agent tools, and to expand its business internationally. Trulia expects that these investments will increase its operating expenses, and that any increase in revenue resulting from these investments will likely trail the increase in expenses.

Follow-on Public Offering

In March 2013, Trulia completed its follow-on public offering in which it sold an aggregate of 4,025,000 shares of its common stock, which included 525,000 shares sold pursuant to the exercise by the underwriters of an option to purchase additional shares, at a public offering price of $29.75 per share. In addition, another 3,117,311 shares were sold by certain selling shareholders, which includes 406,606 shares sold pursuant to the exercise by the underwriters of an option to purchase additional shares. Trulia received aggregate net proceeds of $113.0 million, after deducting underwriting discounts and commissions and offering expenses payable by Trulia, from sales of Trulia’s shares in the offering. Trulia did not receive any of the proceeds from the sales of shares by the selling shareholders.

Key Business Metrics

To analyze its business performance, determine financial forecasts, and help develop long-term strategic plans, Trulia reviews the following key business metrics:

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Monthly Unique Visitors. Trulia counts a unique visitor the first time a computer or mobile device with a unique IP address accesses its website or mobile applications during a calendar month. If an individual accesses Trulia’s website or mobile applications using different IP addresses within a given month, the first access by each such IP address is counted as a separate unique visitor. Trulia’s number of monthly unique visitors includes mobile monthly unique visitors. Trulia calculates its monthly unique visitors based on the monthly average over the applicable period. Trulia views monthly unique visitors as a key indicator of the growth in its business and audience reach, the quality of its products, and the strength of its brand awareness. In the three months ended March 31, 2013, the number of monthly unique visitors increased to 31.3 million from 20.6 million in the three months ended March 31, 2012, a 52% increase. Trulia attributes the growth in its monthly unique visitors principally to its increasing brand awareness, the popularity of its mobile products and the overall industry trend of more consumers using the web and mobile applications to research housing decisions.

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Mobile Monthly Unique Visitors. Trulia counts a unique mobile visitor the first time a mobile device with a unique IP address accesses its website or mobile applications during a calendar month. Trulia calculates its mobile monthly unique visitors based on the monthly average over the applicable period. These mobile monthly unique visitors are included in the monthly unique visitors metric. Trulia views mobile monthly unique visitors as a key indicator of the growth in its business and audience reach, and believes that having more unique visitors using its mobile applications will drive faster growth in its revenue. Trulia plans to expand its mobile products to support its rapidly growing mobile user base. In the first quarter of 2013, Trulia reclassified Trulia’s mobile visitor data for the current and all historical quarters to include visitors to www.trulia.com on tablets or other mobile devices. Previously, these visitors were classified as web-based visitors. There is no change to overall visitor traffic as a result of this reclassification. In the three months ended March 31, 2013, the number of mobile monthly unique visitors, as restated, increased to 11.4 million from 5.1 million in the three months ended March 31, 2012, a 122% increase. Trulia attributes this growth to the overall adoption of smartphones and the growth of mobile applications and mobile web use by consumers. Trulia also attributes the growth in its mobile monthly unique visitors to increased efforts in developing a mobile website and mobile applications. Due to the significant growth rate of usage of its mobile products and solutions, Trulia’s mobile monthly unique visitors has grown as a percentage of its monthly unique visitors over recent periods and Trulia expects this trend to continue.

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New Contributions to User-Generated Content. Trulia defines user-generated content as any content contributed by a user through its website or mobile applications, such as Q&A discussions, blogs, blog comments, user votes, recommendations, and neighborhood ratings and reviews. Trulia views the changes in the volume of new contributions to user-generated content as a key indicator of its user engagement and the strength of its community. In the three months ended March 31, 2013, new contributions to user-generated content increased by 1.1 million contributions, and Trulia now has over 8 million cumulative contributions on its marketplace. Trulia expects new contributions to user-generated content to continue to grow as its monthly unique visitors and total subscribers grow and as Trulia introduces new features to its marketplace. While the absolute number of new contributions to user-generated content may continue to grow period-over-period, the rate of growth has slowed and

Trulia expects that the rate of growth may continue to slow as the aggregate size of its user-generated content increases. Trulia believes the slowing growth rate of new contributions to user-generated content is a function of the large historical number of new contributions to user-generated content on its marketplace, which makes achievement of increasing rates of growth more challenging. Trulia continues to focus on promoting new contributions to user-generated content to increase the engagement of its users with its marketplace.

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Total Subscribers. Trulia defines a subscriber as a real estate professional with a paid subscription at the end of a period. Total subscribers has been, and Trulia expects will continue to be, a key driver of revenue growth. It is also an indicator of its market penetration, the value of its products, and the attractiveness of its consumer audience to real estate professionals. As of March 31, 2013, Trulia had 27,900 total subscribers, a 41% increase from 19,639 total subscribers as of March 31, 2012. Trulia attributes this growth to increasing sales and marketing efforts, principally from the launch and growth of its inside sales team, as well as growth in monthly unique visitors. Although Trulia’s total subscribers are growing period-over-period and Trulia expects total subscribers to continue to grow, the rate of growth may slow as Trulia increases efforts to sell more products to existing subscribers. In addition, subscribers often purchase subscriptions for limited periods as a result of seasonality, as part of their advertising campaigns, and other factors.

•

Average Monthly Revenue per Subscriber. Trulia calculates average monthly revenue per subscriber by dividing the revenue generated from subscriptions in a period by the average number of subscribers in the period, divided again by the number of months in the period. Trulia’s average number of subscribers is calculated by taking the average of the beginning and ending number of subscribers for the period. Trulia’s average monthly revenue per subscriber is a key indicator of its ability to monetize its marketplace, and Trulia monitors changes in this metric to measure the effectiveness of its marketplace monetization strategy. In the three months ended March 31, 2013, Trulia’s average monthly revenue per subscriber increased to $187 from $128 in the year ended March 31, 2012, a 46% increase. Trulia has been able to increase its average monthly revenue per subscriber by launching new products to sell to existing customers, redesigning existing products to expand inventory in high demand zip codes, raising prices in certain geographic markets, and selling to existing subscribers the additional advertising inventory created by traffic growth to its marketplace. In addition, in geographic markets that show strong demand for Trulia’s subscription products — those where inventory is sold out and wait lists to purchase Trulia’s products exist—average monthly revenue per subscriber is higher than in markets with less demand for its products. While the average monthly revenue per subscriber has increased and may continue to increase in absolute dollars period-over-period, the rate of increase has slowed and Trulia expects that the rate of increase may continue to slow as the average monthly revenue per subscriber increases. Trulia believes that the slowing growth rate of its average monthly revenue per subscriber is the result of its larger subscriber base and the resulting challenge associated with achieving higher growth rates. Despite this slowing growth rate, Trulia believes it has significant opportunities to continue to increase average monthly revenue per subscriber by further penetrating markets and by offering new products to existing subscribers.

Trulia’s key business metrics are as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
Monthly unique visitors (in thousands)	7,935	14,776	23,145	20,585	31,354
Mobile monthly unique visitors (in thousands)	484	2,088	5,090	5,120	11,370
New contributions to user-generated content (in thousands)	1,386	1,991	3,050	629	1,066
Total subscribers (at period end)	10,070	16,849	24,443	19,639	27,900
Average monthly revenue per subscriber ($)	80	110	156	128	187

Components of Statements of Operations

Revenue

Our revenue is comprised of marketplace revenue and media revenue.

Marketplace Revenue. Marketplace revenue primarily consists of Trulia’s fixed-fee subscription products. Trulia currently provides two sets of products to real estate professionals on a subscription basis. The first set of products, which include Trulia Local Ads and Trulia Mobile Ads, enables real estate professionals to promote themselves on Trulia’s search results pages and property details pages for a local market area. Real estate professionals purchase subscriptions to this product based upon their specified market share for a city or zip code, at a fixed monthly price, for periods ranging from one month to one year, with pricing depending on the location and the percentage of market share purchased. Trulia prices Trulia Local Ads and Trulia Mobile Ads subscriptions similarly based on geography, the share of a market, and demand. Trulia’s second set of products allows real estate professionals to receive prominent placement of their listings in its search results. Real estate professionals sign up for subscriptions to this service at a fixed monthly price for periods that generally range from three months to 12 months. Trulia recognizes its subscription revenue ratably over the term of the subscription.

Media Revenue. Trulia derives media revenue from sales of display advertisements to real estate advertisers, such as home improvement companies and mortgage lenders. Trulia also derives media revenue from sales of display advertisements to leading consumer brands, such as home furnishings, cable, and automotive companies. Trulia’s media products enable its customers to display advertisements to promote their brand on its website and mobile website, m.trulia.com. Pricing is based on advertisement size and position on the web page, and fees are billed monthly, based on a per impressions or a per click basis. Impressions are the number of times an advertisement is loaded on the web page, and prices are measured on a cost per thousand, or CPM, basis. Clicks are the number of times users click on an advertisement, and prices are measured on a cost per click, or CPC, basis. CPC is based on the number of times a user clicks an advertisement. This media revenue is recognized in the periods the clicks or impressions are delivered. Trulia’s media revenue is generated primarily through advertisements placed on its website, although Trulia does generate some media revenue from display advertising on its mobile website and applications. Trulia prices display advertisements on its mobile website and applications on a per-impression basis. As Trulia’s mobile web pages and applications offer less space on which to display advertising, a shift in user traffic from its website to mobile products could decrease its advertising inventory and negatively affect its media revenue. Trulia does not believe it has experienced a shift in user traffic from its website to its mobile products, as its monthly unique visitors and mobile monthly unique visitors each continued to grow at a rapid pace.

During the years ended December 31, 2010, 2011, and 2012, Trulia recognized marketplace revenue and media revenue as follows:

	Year Ended December 31,						Three months ended March 31,
	2010(1)		2011		2012		2012		2013
	(in thousands)
		% of Revenue		% of Revenue		% of Revenue		% of Revenue		% of Revenue
Marketplace revenue	$9,358	47%	$22,252	58%	$45,475	67%	$8,684	71%	$17,357	72%
Media revenue	10,427	53%	16,266	42%	22,610	33%	3,478	29%	6,645	28%

Total revenue	$19,785	100%	$38,518	100%	$68,085	100%	$12,162	100%	$24,002	100%

(1)	For the year ended December 31, 2010, because Trulia had not yet established the fair value for each element, revenue for multiple element arrangements was recognized ratably over the contract term for financial reporting purposes. However, in order to provide added transparency and help facilitate the discussion herein, Trulia has separated marketplace and media revenue based on selling prices, which management has determined to be a reasonable separation methodology.

Both Trulia’s marketplace revenue and media revenue have grown over the periods disclosed above. Trulia’s marketplace revenue has grown significantly faster than its media revenue and, as a result, now constitutes the majority of total revenue. Trulia expects this trend to continue and for the percentage of its media revenue, as a share of total revenue, to continue to decline.

Cost and Operating Expenses

Cost of Revenue. Cost of revenue consists primarily of expenses related to operating its website and mobile applications, including those associated with the operation of Trulia’s data center, hosting fees, customer service related headcount expenses (including salaries, bonuses, benefits and stock-based compensation expense), licensed content, credit card processing fees, third-party contractor fees, and allocated overhead.

Technology and Development. Technology and development expenses consist primarily of headcount related expenses (including salaries, bonuses, benefits and stock-based compensation expense), third-party contractor fees, and allocated overhead primarily associated with developing new technologies. Technology and development also includes amortization expenses related to capitalized costs from internal and external development activities for Trulia’s marketplace. Trulia expects its technology and development expenses to increase in absolute dollars as it continues to invest in the development of its products.

Sales and Marketing. Sales and marketing expenses consist primarily of headcount-related expenses (including salaries, bonuses, commissions, benefits and stock-based compensation expense for sales), customer service, marketing, and public relations employees and third-party contractor fees. Sales and marketing expenses also include other sales expenses related to promotional and marketing activities, and allocated overhead. Trulia expects sales and marketing expenses to increase in absolute dollars as it hires additional employees to expand its sales force and to support its direct marketing initiatives.

General and Administrative. General and administrative expenses consist primarily of headcount related expenses including salaries, bonuses, and benefits and stock-based compensation expense for executive, finance, accounting, legal, human resources, recruiting, and administrative support personnel. General and administrative expenses also include legal, accounting, and other third-party professional service fees, bad debt, and allocated overhead. Trulia expects its general and administrative expenses to increase in absolute dollars as it expands its financial, accounting, and legal personnel and resources to support its public reporting requirements.

Interest Income

Interest income consists primarily of interest earned on its cash and cash equivalent and short-term investment balances.

Interest Expense

Interest expense consists primarily of interest on Trulia’s outstanding long-term debt and capital lease obligations. See Note 6 of Trulia’s audited financial statements included elsewhere in this proxy statement/prospectus for more information about Trulia’s long-term debt and Note 7 for more information about Trulia’s capital lease obligations.

Change in Fair Value of Warrant Liability

Change in fair value of the warrant liability includes charges from the remeasurement of Trulia’s preferred stock warrant liability on a mark-to-market basis as of each period end. These preferred stock warrants became warrants to purchase common stock upon the completion of Trulia’s IPO, at which time the warrant liability was remeasured to fair value and the remaining liability was reclassified as additional paid-in capital. See Note 9 of the audited financial statements included elsewhere in this proxy statement/prospectus for more information about Trulia’s preferred stock warrants.

Provision for Income Taxes

Trulia’s provision for income taxes has not been historically significant to its business as Trulia has incurred losses to date. Trulia currently has federal and state net operating loss carryforwards of $42.5 million and $43.0 million, which expire at various dates beginning in 2025 and 2015, respectively. See Note 12 of Trulia’s audited financial statements included elsewhere in this proxy statement/prospectus for more information about Trulia’s provision for income taxes.

The Internal Revenue Code provides limitations on Trulia’s ability to utilize net operating loss carryforwards and certain other tax attributes, including tax credit carryforwards, after an ownership change, as defined in Section 382 of the Internal Revenue Code. California has similar rules that may limit Trulia’s ability to utilize our state net operating loss carryforwards. If Trulia was to experience an ownership change in the future, this could limit Trulia’s use of our net operating loss carryforwards.

Results of Operations

The following tables set forth Trulia’s results of operations for the periods presented in dollars and as a percentage of total revenue:

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(In thousands)
Statement of Operations Data:
Revenue	$19,785	$38,518	$68,085	$12,162	$24,002
Cost and operating expenses: (1)
Cost of revenue (2)	3,657	5,795	9,999	2,205	3,181
Technology and development	8,803	14,650	20,199	4,646	4,897
Sales and marketing	8,638	17,717	33,747	6,075	12,293
General and administrative	2,501	6,123	13,659	2,971	5,172

Total cost and operating expenses	23,599	44,285	77,604	15,897	25,543
Loss from operations	(3,814)	(5,767)	(9,519)	(3,735)	(1,541)
Interest income	15	17	50	3	26
Interest expense	(39)	(389)	(1,016)	(252)	(236)
Change in fair value of warrant liability	—	(16)	(369)	(216)	—

Loss before provision for income taxes	(3,838)	(6,155)	(10,854)	(4,200)	(1,751)
Provision for income taxes	—	—	(67)	—	(231)

Net loss attributable to common shareholders	$(3,838)	$(6,155)	$(10,921)	$(4,200)	$(1,982)

(1)	Stock-based compensation was allocated as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(In thousands)
Cost of revenue	$8	$11	$32	$5	$41
Technology and development	176	482	930	192	411
Sales and marketing	97	183	398	55	337
General and administrative	73	808	1,210	213	603

Total stock-based compensation	$354	$1,484	$2,570	465	1,392

(2) Amortization of product development costs was included in technology and development as follows	$366	$708	$1,108	$274	$199

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
Percentage of Revenue:
Revenue	100%	100%	100%	100%	100%
Cost and operating expenses:
Cost of revenue	18	15	15	18	13
Technology and development	44	38	30	38	20
Sales and marketing	44	46	49	50	51
General and administrative	13	16	20	24	22

Total cost and operating expenses	119	115	114	131	106
Loss from operations	(19)	(15)	(14)	(31)	(6)
Interest income	*	*	*	*	*
Interest expense	*	(1)	(2)	(2)	(1)
Change in fair value of warrant liability	—	*	*	(2)	—

Loss before provision for income taxes	(19)	(16)	(16)	(35)	(7)
Provision for income taxes	—	—	—	—	(1)

Net loss attributable to common shareholders	(19)%	(16)%	(16)%	(35)%	(8)%

*	Less than 0.5% of revenue.

Comparison of the Three Months Ended March 31, 2012 and 2013

Revenue

	Three Months Ended March 31,		2012 to 2013 % Change
	2013	2012
	(In thousands)
Revenue	$24,002	$12,162	97%

Revenue increased to $24.0 million in the three months ended March 31, 2013 from $12.2 million in the three months ended March 31, 2012, an increase of $11.8 million, or 97%. Marketplace revenue and media revenue represented 72% and 28%, respectively, of the total revenue in the three months ended March 31, 2013, compared to 71% and 29%, respectively, of the total revenue in the three months ended March 31, 2012. The increase in the total revenue was attributable to the significant growth of Trulia’s subscriber base, visitor base, revenue per subscriber, increased prices, as well as introduction of Trulia’s Trulia Mobile Ads product that was launched in May 2012 and refreshed in March 2013 to increase the number of placements of agent advertisements.

During the three months ended March 31, 2013 and 2012, Trulia recognized marketplace revenue and media revenue as follows:

	Three Months Ended March 31,		2012 to 2013 % Change
	2013	2012
	(In thousands)
Marketplace revenue	$17,357	$8,684	100%
Media revenue	$6,645	$3,478	91%

Total revenue	$24,002	$12,162	97%

Marketplace revenue increased to $17.4 million in the three months ended March 31, 2013 from $8.7 million in the three months ended March 31, 2012, an increase of $8.7 million, or 100%. This was primarily attributable to the growth in the number of subscribers, sales of Trulia’s mobile subscription product, Trulia Mobile Ads, as well as increased prices. The overall subscriber base grew by 42% to 27,900 subscribers as of the three months ended March 31, 2013 from 19,639 subscribers as of the three months ended March 31, 2012. In May 2012, Trulia launched its most significant mobile subscription product for agents, Trulia Mobile Ads, that resulted in a $3.5 million of marketplace revenue in the three months ended March 31, 2013. The average monthly revenue per subscriber increased from $128 in the three months ended March 31, 2012 to $187 in the three months ended March 31, 2013, this increase was largely attributable to increased sales of the Trulia Local Ads product as well as sales of the Trulia Mobile Ads product in Trulia’s high demand zip codes as a result of a product changes geared towards expanding existing inventory, especially in markets where Trulia’s web-based inventory was previously sold out.

Media revenue increased to $6.6 million in the three months ended March 31, 2013 from $3.5 million in the three months ended March 31, 2012, an increase of $3.1 million, or 91%. This increase was primarily attributable to the strong year over year growth in Trulia’s average monthly unique visitors from 20.6 million in the three months ended March 31, 2012 to 31.3 million in the three months ended March 31, 2013, an increase of 52%. Trulia also experienced an increase in lead generation, advertising, and ad network revenue during the three months ended March 31, 2013 as a result of new partnership arrangements entered into in the last quarter of fiscal year 2012.

Cost of Revenue

	Three Months Ended March 31,		2012 to 2013 % Change
	2013	2012
	(In thousands)
Cost of revenue	$3,181	$2,205	44%

Cost of revenue increased to $3.1 million in the three months ended March 31, 2013 from $2.2 million in the three months ended March 31, 2012, an increase of $1.0 million, or 44%. The increase in headcount in the three months ended March 31, 2013 resulted in $0.2 million increase in personnel costs and benefits, including stock-based compensation. Trulia’s facilities related costs increased by $0.2 million due to the expansion of Trulia’s office space and increased headcount. Additionally, new partnership arrangements entered into in the last quarter of the fiscal year 2012 resulted in a $0.4 million increase in the cost of sales in the three months ended March 31, 2013. Cost of revenue as a percentage of the total revenue decreased to 13% in the three months ended March 31, 2013 from 18% in the three months ended March 31, 2012, and stayed in line with the 13% recorded in the three months ended December 31, 2012.

Technology and Development Expenses

	Three Months Ended March 31,		2012 to 2013 % Change
	2013	2012
	(In thousands)
Technology and development	$4,897	$4,646	5%

Technology and development expenses increased to $4.9 million in the three months ended March 31, 2013 from $4.6 million in the three months ended March 31, 2012, an increase of $0.2 million, or 5%. This increase was comprised of a $0.2 million increase in personnel costs and related benefits, including stock-based compensation, which resulted from headcount increases and an increase in the fair value of the underlying common stock. The headcount increases also resulted in a $0.4 million increase in facilities costs, which was partially offset by a $0.1 million reduction in recruitment fees. Because Trulia capitalized more product development costs in the three months ended March 31, 2013, Trulia’s overall technology and development expenses had a lower year-over-year percentage increase compared to the three months ended March 31, 2012. Technology and development expenses as a percentage of the total revenue decreased to 20% in the three months ended March 31, 2013 from 38% of revenue in the three months ended March 31, 2012, reflecting an increase in Trulia’s revenue and an increase in capitalized product development costs.

Sales and Marketing Expenses

	Three Months Ended March 31,		2012 to 2013 % Change
	2013	2012
	(In thousands)
Sales and marketing	$12,293	$6,075	102%

Sales and marketing expenses increased to $12.3 million in the three months ended March 31, 2013 from $6.1 million in the three months ended March 31, 2012, an increase of $6.2 million, or 102%. This increase was primarily the result of a $4.6 million increase in personnel costs and related benefits associated with the increase in Trulia’s sales personnel headcount to support Trulia’s revenue growth, a $0.3 million increase in stock-based compensation, a $0.1 million increase in marketing and advertising expenses due to increased marketing activities related to Trulia Mobile Ads, a $0.8 million increase in the facilities costs due to the expansion of Trulia’s offices, and a $0.6 million increase in the software licensing costs driven by headcount increases. These increases were offset by a $0.2 million decrease in the outside consultants’ fees. Sales and marketing expenses as a percentage of the total revenue increased to 51% in the three months ended March 31, 2013 from 50% for the three months ended March 31, 2012 due to substantial headcount growth to support Trulia’s revenue.

General and Administrative Expenses

	Three Months Ended March 31,		2012 to 2013 % Change
	2013	2012
	(In thousands)
General and administrative	$5,172	$2,971	74%

General and administrative expenses increased to $5.2 million in the three months ended March 31, 2013 from $3.0 million in the three months ended March 31, 2012, an increase of $2.2 million, or 74%. This increase was primarily the result of a $0.6 million increase in personnel costs and related benefits, a $0.4 million increase in stock-based compensation expenses, a $0.7 million increase in outside professional services related to the preparation of Trulia’s first annual report on Form 10-K and Trulia’s follow-on public offering, and a $0.2 million increase in the facilities costs due to the expansion of Trulia’s offices. As a percentage of the total revenue, general and administrative expenses decreased to 22% of revenue in the three months ended March 31, 2013 from 24% in the three months ended March 31, 2012 due to the faster growth of Trulia’s revenue compared to Trulia’s expenses, but increased from 19% in the three months ended December 31, 2012 due to the expenses associated with the preparation of Trulia’s first annual report on Form 10-K and Trulia’s follow-on public offering that was completed in March 2013.

Interest Expense

	Three Months Ended March 31,		2012 to 2013 % Change
	2013	2012
	(In thousands)
Interest Expense	$236	$252	6%

Interest expense decreased to $236,000 in the three months ended March 31, 2013 from $252,000 in the three months ended March 31, 2013, a decrease of $16,000, or 6%. This decrease is attributable to the debt discount expense that affected the three months ended March 31, 2012. The interest expense is associated with Trulia’s outstanding indebtedness.

Comparison of the Years Ended December 31, 2010, 2011, and 2012

Revenue

	Year Ended December 31,			2010 to 2011 % Change	2011 to 2012 % Change
	2010	2011	2012
	(In thousands)
Revenue	$19,785	$38,518	$68,085	95%	77%

2011 Compared to 2012

Revenue increased to $68.1 million in the year ended December 31, 2012 from $38.5 million in the year ended December 31, 2011, an increase of $29.6 million, or 77%. Marketplace revenue and media revenue represented 67% and 33%, respectively, of total revenue in the year ended December 31, 2012, compared to 58% and 42%, respectively, of total revenue in the year ended December 31, 2011. The increase in total revenue was attributable to the significant growth of Trulia’s subscriber base, an increase in unique monthly visitors, and increased prices. The increase in marketplace revenue as a percentage of total revenue was the result of significant growth in Trulia’s subscription business, driven by increases in total subscribers and average monthly revenue per subscriber, which outpaced the growth of its media business.

2010 Compared to 2011

Revenue increased to $38.5 million in the year ended December 31, 2011 from $19.8 million in the year ended December 31, 2010, an increase of $18.7 million, or 95%. Marketplace revenue and media revenue represented 58% and 42%, respectively, of total revenue in the year ended December 31, 2011, compared to 47% and 53%, respectively, of total revenue in the year ended December 31, 2010. The increase in marketplace revenue as a percentage of total revenue was the result of significant growth in Trulia’s subscription business, driven by increases in total subscribers and average monthly revenue per subscriber, which outpaced the growth of its advertising business.

During the years ended December 31, 2010, 2011, and 2012, Trulia recognized marketplace revenue and media revenue as follows:

	Year Ended December 31,			2010 to 2011 % Change	2011 to 2012 % Change
	2010 (1)	2011	2012
	(In thousands)
Marketplace revenue	$9,358	$22,252	$45,475	138%	104%
Media revenue	10,427	16,266	22,610	56%	39%

Total revenue	$19,785	$38,518	$68,085	95%	77%

(1)	For the year ended December 31, 2010, because Trulia had not yet established the fair value for each element, revenue for multiple element arrangements was recognized ratably over the contract term for financial reporting purposes. However, in order to provide added transparency and help facilitate the discussion herein, Trulia has separated marketplace and media revenue based on selling prices, which management has determined to be a reasonable separation methodology.

2011 Compared to 2012

Marketplace revenue increased to $45.5 million in the year ended December 31, 2012 from $22.3 million in the year ended December 31, 2011, an increase of $23.2 million, or 104%. This increase was primarily attributable to growth in the number of subscribers, price increases, and sales of the mobile subscription product. The overall subscriber base grew by 45% to 24,443 subscribers as of the year ended December 31, 2012 from 16,849 subscribers as of the year ended December 31, 2011. In May 2012, Trulia launched its most significant mobile subscription product for agents, Trulia Mobile Ads, that resulted in an additional $4.4 million of marketplace revenue for the year ended December 31, 2012. Much of the 42% increase in average monthly revenue per subscriber, from $110 in the year ended December 31, 2011 to $156 in the year ended December 31, 2012, was attributable to increased sales and higher pricing for the Trulia Local Ads product, as well as sales of the Trulia Mobile Ads product.

Media revenue increased to $22.6 million in the year ended December 31, 2012 from $16.3 million in the year ended December 31, 2011, an increase of $6.3 million, or 39%. This increase was primarily attributable to the strong year-over-year growth in average monthly unique visitors from 14.8 million in the year ended December 31, 2011, to 23.1 million in the year ended December 31, 2012, an increase of 57%. Trulia also experienced a significant increase in display advertisement sales to home builders as a result of the improving real estate market. Although there is a correlation between monthly unique visitors and Trulia’s media revenue, it is not a direct correlation. The growth rate in monthly unique visitors has outpaced the growth rate of media revenue.

2010 Compared to 2011

Marketplace revenue increased to $22.3 million in the year ended December 31, 2011 from $9.4 million in the year ended December 31, 2010, an increase of $12.9 million, or 138%. This increase in marketplace revenue was primarily attributable to the 67% increase in the number of total subscribers from 10,070 as of December 31, 2010 to 16,849 as of December 31, 2011. This increase in total subscribers resulted in a $5.8 million increase in marketplace revenue during the year ended December 31, 2011 when compared to the year ended December 31, 2010. The increase in marketplace revenue was also partly attributable to a 38% increase in the average monthly revenue per subscriber from $80 in the year ended December 31, 2010 to $110 in the year ended December 31, 2011. This increase in average revenue per subscriber resulted in a $4.9 million increase in marketplace revenue during the year ended December 31, 2011 when compared to the year ended December 31, 2010.

Media revenue increased to $16.3 million in the year ended December 31, 2011 from $10.4 million in the year ended December 31, 2010, an increase of $5.9 million, or 56%. This increase in media revenue was primarily the result of the increase in the number of impressions sold on a CPM or CPC basis as Trulia recognized an increase in overall advertiser demand for its display advertising inventory during the year ended December 31, 2011. These increases were primarily driven by an increase in average monthly unique visitors from 7.9 million in the year ended December 31, 2010 to 14.8 million in the year ended December 31, 2011, an increase of 86%.

Cost of Revenue

	Year Ended December 31,			2010 to 2011 % Change	2011 to 2012 % Change
	2010	2011	2012
	(In thousands)
Cost of revenue	$3,657	$5,795	$9,999	58%	73%

2011 Compared to 2012

Cost of revenue increased to $10.0 million in the year ended December 31, 2012 from $5.8 million in the year ended December 31, 2011, an increase of $4.2 million, or 73%. This increase in cost of revenue was primarily the result of a $1.9 million increase in headcount and related benefits due primarily to the growth in sales and expansion of the business overall, and a $1.5 million increase attributable to content license fees, hosting fees, and credit card fees due to higher subscription revenue. Cost of revenue remained at 15% of revenue in the years ended December 31, 2011 and 2012.

2010 Compared to 2011

Cost of revenue increased to $5.8 million in the year ended December 31, 2011 from $3.7 million in the year ended December 31, 2010, an increase of $2.1 million, or 58%. This increase in cost of revenue was primarily the result of a $0.8 million increase in headcount and related benefits due to growth in customer service headcount following the establishment of Trulia’s new facility in Denver in February 2011 and a $0.3 million increase in its credit card fees, a $0.2 million increase in content license fees, and a $0.4 million increase in hosting fees, due to growth in its subscriptions and additional traffic. Cost of revenue declined to 15% of revenue in the year ended December 31, 2011 from 18% of revenue in the year ended December 31, 2010.

Technology and Development Expenses

	Year Ended December 31,			2010 to 2011 % Change	2011 to 2012 % Change
	2010	2011	2012
	(In thousands)
Technology and development	$8,803	$14,650	$20,199	66%	38%

2011 Compared to 2012

Technology and development expenses increased to $20.2 million in the year ended December 31, 2012 from $14.7 million in the year ended December 31, 2011, an increase of $5.5 million, or 38%. This increase was comprised primarily of a $4.1 million increase in headcount and related benefits, a $0.4 million increase in stock-based compensation expenses, a $0.4 million increase attributable to higher facilities related expenses in the current year due to significant leasehold improvements completed in the year ended December 31, 2012 in Trulia’s Denver facility, as well as an increase in capitalized product development costs. Technology and development expenses decreased to 30% of revenue in the year ended December 31, 2012 from 38% of revenue in the year ended December 31, 2011, reflecting the increase in revenue.

2010 Compared to 2011

Technology and development expenses increased to $14.7 million in the year ended December 31, 2011 from $8.8 million in the year ended December 31, 2010, an increase of $5.9 million, or 66%. This increase was primarily the result of a $3.4 million increase in headcount and related benefits, a $0.3 million increase in stock-based compensation expenses, a $0.6 million increase in equipment and facilities related costs to support the headcount growth, a $0.6 million increase related to additional recruiting and travel expenses, and a $0.3 million increase related to amortization of capitalized product development costs. Technology and development expenses declined to 38% of revenue in the year ended December 31, 2011 from 44% of revenue in the year ended December 31, 2010, reflecting the increase in revenue.

Sales and Marketing Expenses

	Year Ended December 31,			2010 to 2011 % Change	2011 to 2012 % Change
	2010	2011	2012
	(In thousands)
Sales and marketing	$8,638	$17,717	$33,747	105%	90%

2011 Compared to 2012

Sales and marketing expenses increased to $33.7 million in the year ended December 31, 2012 from $17.7 million in the year ended December 31, 2011, an increase of $16.0 million, or 90%. This increase was primarily the result of a $12.4 million increase in headcount and related benefits associated with the expansion of Trulia’s sales personnel to support its revenue growth, a $0.2 million increase in stock-based compensation, and a $2.5 million increase in marketing and advertising expenses due to the increased marketing activities for Trulia Mobile Ads. These increases were partially offset by a $1.2 million decrease in external contractor fees as Trulia decreased usage of external contractors and hired more full-time employees. Sales and marketing expenses increased to 49% of revenue in the year ended December 31, 2012 from 46% of revenue in the year ended December 31, 2011, due to substantial headcount growth in Trulia’s sales and marketing function and marketing expense associated with the launch of Trulia Mobile Ads product in May 2012.

2010 Compared to 2011

Sales and marketing expenses increased to $17.7 million in the year ended December 31, 2011 from $8.6 million in the year ended December 31, 2010, an increase of $9.1 million, or 105%. This increase was primarily the result of a $4.1 million increase in headcount and related benefits, a $2.7 million increase in consulting costs largely for temporary contractors when Trulia opened its new Denver facility, where it subsequently hired to expand its sales team, a $1.0 million increase in facilities related costs, a $0.5 million increase in depreciation due to growth, and a $0.4 million increase in marketing and advertising expenses. Sales and marketing expenses increased to 46% of revenue in the year ended December 31, 2011 from 44% of revenue in the year ended December 31, 2010.

General and Administrative Expenses

	Year Ended December 31,			2010 to 2011 % Change	2011 to 2012 % Change
	2010	2011	2012
	(In thousands)
General and administrative	$2,501	$6,123	$13,659	145%	123%

2011 Compared to 2012

General and administrative expenses increased to $13.7 million in the year ended December 31, 2012 from $6.1 million in the year ended December 31, 2011, an increase of $7.5 million, or 123%. This increase was primarily the result of a $2.9 million increase in headcount and related benefits, a $0.4 million increase in stock-based compensation expenses, a $0.3 million increase in facilities related expenses due to headcount growth, and a $2.5 million increase in the outside accounting services related to Trulia’s IPO in September 2012. General and administrative expenses increased to 20% of revenue in the year ended December 31, 2012 from 16% of revenue in the year ended December 31, 2011 primarily due to the significant increase in Trulia’s financial, accounting, and legal headcount and increased expenses for third-party service providers to support its transition to being a public reporting company.

2010 Compared to 2011

General and administrative expenses increased to $6.1 million in the year ended December 31, 2011 from $2.5 million in the year ended December 31, 2010, an increase of $3.6 million, or 145%. This increase was primarily the result of a $1.5 million increase in headcount and related benefits, a $0.8 million increase in professional services related to legal, recruiting, and accounting as Trulia scaled its business, and a $0.7 million increase in stock-based compensation expenses. General and administrative expenses increased to 16% of revenue in the year ended December 31, 2011 from 13% in the year ended December 31, 2010.

Interest Expense

	Year Ended December 31,			2010 to 2011 % Change	2011 to 2012 % Change
	2010	2011	2012
	(In thousands)
Interest expense	$39	$389	$1,016	897%	161%

2011 Compared to 2012

Interest expense increased to $1.0 million in the year ended December 31, 2012 from $0.4 million in the year ended December 31, 2011, an increase of $0.6 million, or 161%. The increase was attributable to an incremental interest expense associated with Trulia’s outstanding indebtedness, and the remaining increase was attributable to revaluation of the preferred stock warrant liability throughout the year.

2010 Compared to 2011

Interest expense increased to $0.4 million in the year ended December 31, 2011 from $39,000 in the year ended December 31, 2010. This increase was primarily the result of the incremental interest expense associated with the increased principal amount of Trulia’s outstanding indebtedness, which increased from $2.0 million as of December 31, 2010 to $9.6 million as of December 31, 2011.

Change in Fair Value of Warrant Liability

	Year Ended December 31,			2010 to 2011 % Change	2011 to 2012 % Change
	2010	2011	2012
	(In thousands)
Change in fair value of warrant liability	$—	$(16)	$(369)	N/A	2,206%

2011 Compared to 2012

Change in fair value of warrant liability increased to ($368,766) in the year ended December 31, 2012 from ($15,938) in the year ended December 31, 2011, an increase of $ 352,828, or 2,206%. This increase was attributable to an increase in the fair value of the warrant to purchase convertible preferred stock. Trulia issued this warrant when a new credit facility was established in September 2011. Upon the first public filing of Trulia’s registration statement in August 2012, the anti-dilution provisions in this warrant terminated. As a result, the preferred stock warrant liability was remeasured to fair value and the remaining liability was reclassified to additional paid-in capital. Immediately prior to completion of Trulia’s IPO in September 2012, the preferred stock converted to common stock and this warrant to purchase preferred stock converted into a warrant to purchase common stock. Because this warrant no longer contains anti-dilution provisions, this warrant will no longer be remeasured to fair value on an ongoing basis.

Quarterly Results of Operations

The following unaudited quarterly statements of operations data for each of the nine quarters in the period ended March 31, 2013 have been prepared on a basis consistent with Trulia’s audited annual financial statements and include, in Trulia’s opinion, all normal recurring adjustments necessary for the fair presentation of the financial information contained in those statements. Trulia’s historical results are not necessarily indicative of the results that may be expected in the future and the results in the three months ended March 31, 2013 are not necessarily indicative of results to be expected for 2013 or any other period. The following quarterly financial data should be read in conjunction with Trulia’s audited financial statements and the related notes included elsewhere in this proxy statement/prospectus.

	Three Months Ended
	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012	March 31, 2013
	(In thousands, except share and per share data)
Statement of Operations Data:
Revenue	$6,946	$9,302	$10,533	$11,737	$12,162	$16,825	$18,544	$20,554	$24,002
Cost and operating expenses:(1)
Cost of revenue (exclusive of amortization)(2)	1,016	1,343	1,642	1,794	2,205	2,488	2,615	2,692	3,181
Technology and development	3,038	3,613	3,626	4,373	4,646	5,259	5,235	5,059	4,897
Sales and marketing	3,192	4,086	5,010	5,429	6,075	9,122	8,441	10,109	12,293
General and administrative	1,365	1,166	1,660	1,932	2,971	3,054	3,631	4,003	5,172

Total cost and operating expenses	8,611	10,208	11,938	13,528	15,897	19,923	19,922	21,863	25,543

Loss from operations	(1,665)	(906)	(1,405)	(1,791)	(3,735)	(3,098)	(1,378)	(1,309)	(1,541)
Interest income	3	3	4	7	3	4	3	26	26
Interest expense	(28)	(13)	(94)	(254)	(252)	(239)	(268)	(242)	(236)
Change in fair value of warrant liability	—	—	—	(16)	(216)	(107)	(46)	—	—

Loss before provision for income taxes	(1,690)	(916)	(1,495)	(2,054)	(4,200)	(3,440)	(1,689)	(1,525)	(1,751)

Provision for income taxes	—	—	—	—	—	—	—	(67)	(231)

Net loss attributable to common shareholders	$(1,690)	$(916)	$(1,495)	$(2,054)	$(4,200)	$(3,440)	$(1,689)	$(1,592)	$(1,982)

Net loss per share attributable to common shareholders, basic and diluted	$(0.26)	$(0.14)	$(0.22)	$(0.30)	$(0.61)	$(0.49)	$(0.19)	$(0.06)	$(0.07)

Weighted average shares used in computing net loss per share attributable to common shareholders, basic and diluted	6,552,492	6,579,642	6,720,268	6,772,664	6,882,065	7,017,449	8,805,722	27,328,415	28,427,025

Other Financial Information:

Adjusted EBITDA (3)	$(623)	$(91)	$(400)	$(673)	$(2,473)	$(1,758)	$301	$564	$1,211

(1)	Stock-based compensation was allocated as follows:

	Three Months Ended
	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012	March 31, 2013
	(In thousands)
Cost of revenue	$2	$1	$4	$4	$5	$9	$6	$12	$41
Technology and development	59	100	160	163	192	184	253	301	411
Sales and marketing	50	42	44	47	55	124	97	122	337
General and administrative	487	96	96	129	213	234	437	326	603

Total stock-based compensation	$598	$239	$304	$343	$465	$551	$793	$761	$1,392

(2) Amortization of product development costs was included in technology and development as follows:	$118	$146	$183	$261	$274	$207	$266	$361	$199

(3)	See “Selected Financial and Other Data—Non-GAAP Financial Measures” for more information and a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States.

	Three Months Ended
	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012	March 31, 2013
	(In thousands)
Marketplace revenue	$3,664	$5,053	$6,236	$7,299	$8,684	$11,049	$11,890	$13,852	$17,357
Media revenue	3,282	4,249	4,297	4,438	3,478	5,776	6,654	6,702	6,645

Total revenue	$6,946	$9,302	$10,533	$11,737	$12,162	$16,825	$18,544	$20,554	$24,002

Percentage of Revenue:
Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost and operating expenses:
Cost of revenue	15	14	16	15	18	15	14	13	13
Technology and development	44	39	34	37	38	31	28	25	20
Sales and marketing	46	44	48	46	50	54	46	49	51
General and administrative	20	13	16	16	24	18	20	19	22

Total cost and operating expenses	124	110	113	115	131	118	107	106	106
Loss from operations	(24)	(10)	(13)	(15)	(31)	(18)	(7)	(7)	(6)
Interest income	*	*	*	*	*	*	*	*	*
Interest expense	*	*	(1)	(2)	(2)	(1)	(1)	(1)	(1)
Change in fair value of warrant liability	—	*	*	*	(2)	(1)	*	—	—

Loss before provision for income taxes	(24)	(10)	(14)	(18)	(35)	(20)	(9)	(7)	(7)
Provision for income taxes	—	—	—	—	—	—	—	—	(1)

Net loss attributable to common shareholders	(24)%	(10)%	(14)%	(18)%	(35)%	(20)%	(9)%	(8)%	(8)%

*	Less than 0.5% of revenue

Quarterly Trends

Revenue and gross profit increased sequentially in all quarters presented. The strong increase in consumer adoption of Trulia’ website and mobile applications was reflected in the significant growth in users over the periods, which contributed to substantial increases in marketplace and media revenue. Although Trulia experienced sequential increases in media revenue during each of the four quarters ended December 31, 2011, the growth in media revenue slowed during the year ended December 31, 2011 and media revenue decreased in the three months ended March 31, 2012. The primary reason for the decrease in media revenue during the three months ended March 31, 2012 was the loss of a significant customer which declared bankruptcy. Since that time, Trulia has generated sequential increases in media revenue each quarter. Although the growth rate of media revenue has slowed, Trulia expects media revenue to grow as its business grows but at a slower rate than marketplace revenue. Accordingly, Trulia also recognized a shift toward a greater percentage of total revenue resulting from marketplace products as opposed to media products. The growth in its subscription business continues to outpace the growth in its advertising business and Trulia expects this trend to continue. Trulia has also experienced seasonality in its revenue in the past as a result of lower traffic in the fourth calendar quarter due to the traditionally lower volume of home sale transactions during the holiday season. In addition, Trulia’s operating expenses have increased sequentially as a result of its growth, primarily related to increased headcount to support expanded operations

Adjusted EBITDA

The following table presents a reconciliation of Adjusted EBITDA to Trulia’s net loss, the most comparable GAAP measure, for each of the periods indicated below. See “Trulia Selected Financial and Other Data” for the detailed reconciliation to Trulia’s net loss and for more information on Trulia’s use and the limitations of Adjusted EBITDA as a measure of its financial performance.

	Three Months Ended
	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012	March 31, 2013
	(In thousands)
Net loss attributable to common shareholders	$(1,690)	$(916)	$(1,495)	$(2,054)	$(4,200)	$(3,440)	$(1,689)	$(1,592)	$(1,982)
Non-GAAP adjustments:
Interest income	(3)	(3)	(4)	(7)	(3)	(4)	(3)	(26)	(26)
Interest expense	28	13	94	254	252	239	268	242	236
Depreciation and amortization	444	576	701	775	797	789	886	1,112	1,360
Change in fair value of warrant liability	—	—	—	16	216	107	46	—	—
Stock-based compensation	598	239	304	343	465	551	793	761	1,392
Provision for income taxes	—	—	—	—	—	—	—	67	231

Adjusted EBITDA	$(623)	$(91)	$(400)	$(673)	$(2,473)	$(1,758)	$301	$564	$1,211

Liquidity and Capital Resources

As of March 31, 2013, Trulia’s principal sources of liquidity were cash and cash equivalents totaling $214.3 million which consisted of bank deposits and money market funds. On March 20, 2013, Trulia completed its follow-on public offering pursuant to which it sold an aggregate of 4,025,000 shares of its common stock, which included 525,000 shares sold pursuant to the exercise by the underwriters of an option to purchase additional shares, at a public offering price of $29.75 per share, resulting in aggregate net proceeds to us of $113.0 million, after deducting underwriting discounts and commissions and offering expenses payable by us. In addition, another 3,117,311 shares were sold by certain selling shareholders, which included 406,606 shares sold pursuant to the exercise by the underwriters of an option to purchase additional shares. Trulia did not receive any proceeds from sales by the selling shareholders. Prior to Trulia’s follow-on public offering, Trulia’s operations were financed primarily by the net proceeds of $89.4 million from its initial public offering in September 2012, and $10.0 million in proceeds from the issuance of indebtedness from a Credit Facility. As of March 31, 2013, Trulia had $9.8 million of outstanding debt from the Credit Facility, which reflected a debt discount of $205,000.

On May 7, 2013, Trulia entered into the merger agreement. At the effective time of the merger, each share of Market Leader common stock issued and outstanding immediately prior to the effective time of the merger (other than shares with respect to which dissenter’s rights are properly exercised or shares owned by Trulia, any of its subsidiaries or Market Leader) will be converted into the right to receive (i) $6.00 in cash, without interest and subject to applicable withholding tax, plus (ii) 0.1553 of a share of the common stock of Trulia. In connection with the merger, Market Leader stock options, stock appreciation rights and restricted stock units will be assumed and converted into a corresponding equity award to purchase or acquire shares of Trulia’s common stock.

As of March 31, 2013, Trulia has incurred cumulative losses of $49.1 million from its operations, and expects to incur additional losses in the future. Trulia believes that its cash balances and the cash flows generated by operations will be sufficient to satisfy its anticipated cash needs for working capital and capital expenditures for at least the next 12 months. However, Trulia’s future capital requirements will depend on many factors, including its rate of revenue growth, the cash that may be used in connection with acquisitions or other investments, the expansion of its sales and marketing activities, and the timing and extent of its spending to support its technology and development efforts. To the extent that existing cash and cash equivalents, and cash from operations are insufficient to fund Trulia’s future activities, it may need to raise additional funds through public or private equity or debt financing. Additional funds may not be available on terms favorable to Trulia or at all.

Credit Facility

In September 2011, Trulia entered into a loan and security agreement with Hercules Technology Growth Capital, Inc., or Hercules, providing for a secured term loan facility, or the credit facility, in an aggregate principal amount of up to $20.0 million to be used for general business purposes. The indebtedness Trulia has incurred under this agreement is secured by substantially all of Trulia’s assets. This agreement contains customary affirmative and negative covenants, including covenants that limit or restrict Trulia’s ability to, among other things, incur additional indebtedness, grant liens, make investments, repurchase stock, pay dividends, transfer assets, merge or consolidate, and make acquisitions. As of March 31, 2013, Trulia had drawn $10.0 million in term loans under the credit facility. Trulia’s ability to draw additional funds under this credit facility expired on December 31, 2012.

Cash Flows

The following table summarizes Trulia’s cash flows for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(In thousands)
Cash provided by (used in) operating activities	$(1,120)	$1,132	$4,153	$1,110	$1,294
Cash provided by (used in) investing activities	(3,479)	(6,638)	(1,970)	1,092	(2,175)
Cash provided by financing activities	1,407	8,152	90,793	180	115,200

Cash Flows from Operating Activities

Cash provided by operating activities for the three months ended March 31, 2013 was $1.3 million. The primary component of Trulia’s cash flows during the three months ended March 31, 2013 was its net loss of $2.0 million. The cash flows from Trulia’s net loss were more than offset by its non-cash operating activities and net cash flows provided through changes in certain of Trulia’s operating assets and liabilities. Specifically, Trulia recognized non-cash charges of $1.4 million for depreciation and amortization of its property and equipment, and $1.4 million for stock-based compensation. Trulia also recognized changes in operating assets and liabilities which provided $0.5 million of cash from operating activities. As of March 31, 2013 Trulia held $1.0 million cash in its deposit account that Trulia collected from employees who exercised their stock options in March 2013. Trulia remitted this amount to the appropriate tax authorities after March 31, 2013. The primary driver of the changes in Trulia’s operating assets and liabilities was a $1.5 million increase in deferred revenue due to the increase in the number of total subscribers and average monthly revenue per subscriber during the three months ended March 31, 2013. Changes in Trulia’s operating assets and liabilities were also affected by an increase in accrued liabilities in the amount of $0.4 million due primarily to the overall growth in its business during the year; an increase in accrued compensation and benefits of $0.1 million due to the growth in Trulia’s headcount; an increase in accounts receivable of $1.4 million primarily due to Trulia’s revenue growth but also due to the timing of collections; and an increase in prepaid expenses and other current assets of $0.2 million due to a partial refund of Trulia’s lease deposit for one of its leased properties.

Cash provided by operating activities for the year ended December 31, 2012 was $4.2 million. The primary component of Trulia’s cash flows during the year ended December 31, 2012 was its net loss of $10.9 million. The cash flows from Trulia’s net loss were more than offset by its non-cash operating activities and net cash flows provided through changes in certain of its operating assets and liabilities. Specifically, Trulia recognized non-cash charges of $3.6 million for depreciation and amortization of its property and equipment, $2.6 million for stock-based compensation, and $0.4 million for the fair value remeasurement of the preferred stock warrant liability. Trulia also recognized changes in operating assets and liabilities which provided $8.3 million of cash from operating activities. Of this $8.3 million, $1.0 million related to an accrued withholding tax from stock option exercises collected from a former employee, which Trulia remitted to the appropriate tax authorities after December 31, 2012. The primary driver of the changes in Trulia’s operating assets and liabilities was an $8.5 million increase in deferred revenue due to the increase in the number of total subscribers and average monthly revenue per subscriber during the year. Changes in Trulia’s operating assets and liabilities were also affected by an increase in accrued liabilities in the amount of $1.8 million, due primarily to the overall growth in Trulia’s business during the year; increases in accrued compensation and benefits of $2.5 million due to the growth in its headcount, an increase in accounts receivable of $2.5 million, primarily due to revenue growth but also to timing of collections; and increases in prepaid expenses and other current assets of $0.9 million mainly due to expansion of its facilities in Denver and overall growth in business.

Cash provided by operating activities for the year ended December 31, 2011 was $1.1 million. The primary component of Trulia’s cash flows during the year ended December 31, 2011 was its net loss of $6.2 million. The cash flows from Trulia’s net loss were more than offset by its non-cash operating activities and net cash flows provided through changes in certain of its operating assets and liabilities. Specifically, Trulia recognized non-cash charges of $2.5 million for depreciation and amortization of its property and equipment, $1.5 million for stock-based compensation, and $0.2 million provision for doubtful accounts. Trulia also recognized changes in operating assets and liabilities which provided $3.0 million of cash from operating activities. The primary driver of the changes in Trulia’s operating assets and liabilities was a $3.0 million increase in deferred revenue due to the increase in the number of total subscribers and average monthly revenue per subscriber during the year. Changes in Trulia’s operating assets and liabilities were also significantly affected by an increase in accounts receivable of $1.4 million, primarily due to its revenue growth but also to timing of certain payments related to generally slower collections during the year. Changes in its operating assets and liabilities were also affected by increases in accrued compensation and benefits of $0.7 million and deferred rent of $0.7 million due to the growth in its headcount and expanded facilities during the year. Changes in Trulia’s operating assets and liabilities were also affected by an increase in accounts payable and accrued liabilities in the amount of $0.4 million, due primarily to the overall growth in its business during the year.

Cash used in operating activities for the year ended December 31, 2010 was $1.1 million. The primary component of Trulia’s cash flows during the year ended December 31, 2010 was its net loss of $3.8 million. The cash flows from Trulia’s net loss were partially offset by its non-cash operating activities and net cash flows provided through changes in certain of its operating assets and liabilities. Specifically, Trulia recognized non-cash charges of $1.0 million for depreciation and amortization of its property and equipment, $0.4 million for stock-based compensation, and $0.1 million for provision for doubtful accounts. Trulia also recognized changes in operating assets and liabilities which provided $1.3 million of cash from operating activities. The primary driver of the changes in Trulia’s operating assets and liabilities was a $1.3 million increase in deferred revenue due to the increase the number of total subscribers and average monthly revenue per subscriber during the year. Changes in Trulia’s operating assets and liabilities were also significantly affected by increases in accrued compensation and benefits in the amount of $0.7 million and accounts receivable of $0.7 million due primarily to growth in headcount and revenue, respectively, during the year. Changes in Trulia’s operating assets and liabilities were also affected by an increase in deferred rent of $0.4 million due primarily to the growth of business during the year and by an increase in accounts payable and accrued liabilities of $0.3 million.

Cash Flows from Investing Activities

Cash used in investing activities for the three months ended March 31, 2013 was primarily related to the acquisition of property and equipment in the amount of $2.4 million.

Cash used in investing activities for the year ended December 31, 2012 was primarily related to the acquisition of property and equipment in the amount of $5.5 million, which was partially offset by the maturity of short-term investments in the amount of $4.3 million.

Historically, cash used in investing activities was primarily related to the acquisition of property and equipment and patents, which amounted to $4.8 million and $2.6 million for the years ended December 31, 2011 and 2010. Cash used in investing activities was also attributable to the increases in Trulia’s restricted cash and deposit balance of $2.2 million and $2.1 million in the years ended December 31, 2011 and 2010.

Cash Flows from Financing Activities

Cash flows from financing activities for the three months ended March 31, 2013 of $115.2 million were comprised of net proceeds of $114.0 million from Trulia’s follow-on public offering in March 2013 and proceeds of $1.3 million from the exercise of stock options, partially offset by $87,000 of capital lease payments.

Cash flows from financing activities for the year ended December 31, 2012 of $90.8 million was comprised of net proceeds of $89.4 million from Trulia’s IPO in September 2012 and proceeds of $1.7 million from the exercise of stock options, partially offset by $0.3 million of capital lease payments.

Cash provided by financing activities for the year ended December 31, 2011 of $8.2 million was primarily comprised of proceeds of $12.0 million from additional borrowings and $0.4 million from exercise of stock options, which were partially offset by $4.2 million of capital lease and long-term debt repayments.

Cash provided by financing activities for the year ended December 31, 2010 of $1.4 million was primarily comprised of proceeds of $2.1 million from additional borrowings which were partially offset by $0.8 million of capital lease and long-term debt repayments.

Contractual Obligations and Other Commitments

The following table summarizes Trulia’s contractual obligations as of March 31, 2013:

	Payments Due by Period
Contractual Obligations:	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(In thousands)
Long-term debt	$3,771	$6,229	$—	$—	$10,000
Interest on long-term debt (1)	621	378	—	—	999
Operating leases (2)	3,067	2,914	—	—	5,981
Capital leases	146	—	—	—	146

Total contractual obligations	$7,605	$9,521	$—	$—	$17,126

(1)	The Credit Facility carries an interest rate equal to the greater of the prime rate plus 2.75%, or 6%, for the first tranche, and a rate equal to the greater of the prime rate plus 5.5%, or 8.75%, for the second tranche.
(2)	Operating leases include total future minimum rent payments under noncancelable operating lease agreements.

Trulia had unrecognized tax benefits in the amount of $20,000 as of December 31, 2012 related to uncertain tax positions. However, there is uncertainty regarding when these liabilities will require settlement so these amounts were not included in the contractual obligations table above.

Off-Balance Sheet Arrangements

Trulia has not entered into any off-balance sheet arrangements and does not have any holdings in variable interest entities.

Segment Information

Trulia has one business activity and operates in one reportable segment.

Quantitative and Qualitative Disclosures about Market Risk

Trulia is exposed to certain market risks in the ordinary course of Trulia’s business. These risks primarily include interest rate sensitivities as follows:

Interest Rate Risk

Trulia had cash and cash equivalents of $214.3 million as of March 31, 2013, which consist of bank deposits and money market funds. Such interest-earning instruments carry a degree of interest rate risk. To date, fluctuations in interest income have not been significant. Trulia also had total outstanding debt of $9.8 million as of March 31, 2013, of which $3.6 million is due within 12 months. Amounts outstanding under Trulia’s Credit Facility carry variable interest rates ranging from 6.0% to 8.75%.

The primary objective of Trulia’s investment activities is to preserve principal while maximizing income without significantly increasing risk. Trulia does not enter into investments for trading or speculative purposes and has not used any derivative financial instruments to manage its interest rate risk exposure. Due to the short-term nature of Trulia’s investments, it has not been exposed to, nor does Trulia anticipate being exposed to, material risks due to changes in interest rates. The interest rate on Trulia’s outstanding debt is variable. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on Trulia’s financial statements.

Critical Accounting Policies and Estimates

Trulia’s financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. Preparation of these financial statements requires Trulia to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. Trulia base its estimates on historical experience and on various other assumptions that it believes to be reasonable. In many instances, Trulia could have reasonably used different accounting estimates, and in other instances changes in the accounting estimates are reasonably likely to occur from period-to-period. Actual results could differ significantly from Trulia’s estimates. To the extent that there are material differences between these estimates and actual results, Trulia’s future financial statement presentation, financial condition, results of operations and cash flows will be affected.

Revenue Recognition

Trulia recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price to the buyer is fixed or determinable, and collection is reasonably assured. Trulia considers a signed agreement, a binding insertion order, or other similar documentation reflecting the terms and conditions under which products will be provided to be persuasive evidence of an arrangement. Collectability is assessed based on a number of factors, including payment history and the creditworthiness of a customer. If it is determined that collection is not reasonably assured, revenue is not recognized until collection becomes reasonably assured, which is generally upon receipt of cash.

Trulia’s revenue includes marketplace revenue and media revenue. Marketplace revenue consists primarily of subscription revenue, which is recognized ratably over the term of the subscription. Media revenue consists primarily of advertisement sales, which is recognized in the periods the clicks or impressions are delivered.

Trulia also enters into arrangements with customers that include combinations of cost per thousand impressions, or CPM, media placement, cost per click, or CPC, media placements, and subscription products. Beginning on January 1, 2011, Trulia adopted new authoritative guidance on multiple-element arrangements, using the prospective method for all arrangements entered into or materially modified from the date of adoption. Under this new guidance, Trulia allocates arrangement consideration in multiple-element revenue arrangements at the inception of an arrangement to all deliverables or those packages in which all components of the package are delivered at the same time, based on the relative selling price method in accordance with the selling price hierarchy, which includes: (i) vendor-specific objective evidence, or VSOE, if available; (ii) third-party evidence, or TPE, if VSOE is not available, and (iii) best estimate of selling price, or BESP, if neither VSOE nor TPE is available.

VSOE - Trulia determines VSOE based on its historical pricing and discounting practices for the specific product when sold separately. In determining VSOE, Trulia requires that a substantial majority of the standalone selling prices for these products fall within a reasonably narrow pricing range. For certain subscription products, Trulia has been able to establish VSOE.

TPE - When VSOE cannot be established for deliverables in multiple-element arrangements, Trulia applies judgment with respect to whether it can establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, Trulia’s go-to-market strategy differs from that of its peers and its offerings contain a significant level of differentiation such that the comparable pricing of Trulia’s products cannot be obtained. Furthermore, Trulia is unable to reliably determine what similar competitor selling prices are on a standalone basis. As a result, Trulia has not been able to establish selling price based on TPE.

BESP - When Trulia is unable to establish selling price using VSOE or TPE, it uses BESP in the allocation of arrangement consideration. The objective of BESP is to determine the price which Trulia would transact a sale if the service were sold regularly on a standalone basis. As Trulia has not been able to establish VSOE or TPE for CPM media placements, CPC media placements, and certain subscription products, Trulia determines BESP for these deliverables based on the following:

•

The list price represents a component of Trulia’s go-to-market strategy established by senior management. Trulia’s list prices are based on the features of the products offered. These features, which consist of the size and placement of the advertisements on Trulia’s website, impact the list prices which vary depending on the specifications of the features. In addition, the list prices are impacted by market conditions, including the conditions of the real estate market and economy in general, and its competitive landscape; and

•	Analysis of Trulia’s selling prices for these deliverables.

Trulia limits the amount of allocable arrangement consideration to amounts that are fixed or determinable and that are not contingent on future performance or future deliverables. Trulia regularly reviews BESP. Changes in assumptions or judgments or changes to the elements in the arrangement could cause a material increase or decrease in the amount of revenue that Trulia reports in a particular period.

Allowances for Doubtful Accounts

Trulia records a provision for doubtful accounts based on historical experience and a detailed assessment of the collectability of its accounts receivable. To assist with the estimate, Trulia’s management considers certain factors such as historical experience, industry data, credit quality, age of accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. In cases where Trulia becomes aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, it records a specific allowance against amounts due from the customer and thereby reduce the net recognized receivable to the amount Trulia reasonably believes will be collected. There is significant judgment involved in estimating the allowance for doubtful accounts.

Goodwill

Goodwill represents the excess of the aggregate purchase price paid over the fair value of the net tangible assets acquired. Goodwill is not amortized and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Trulia has determined that it operates as one reporting unit and has selected December 1 as the date to perform its annual impairment test. The first step of the impairment test involves comparing the fair value of the reporting unit to its net book value, including goodwill. If the net book value exceeds its fair value, then Trulia would perform the second step of the goodwill impairment test to determine the amount of the impairment loss. When performing the valuation of its goodwill, Trulia makes assumptions regarding its estimated future cash flows to determine the fair value of its business. If its estimates or related assumptions change in the future, Trulia may be required to record impairment loss related to its goodwill. Trulia has not recognized any goodwill impairments since its inception.

Impairment of Long-Lived Assets

Trulia assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured first by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, an impairment loss would be recognized. When measuring the recoverability of these assets, Trulia will make assumptions regarding its estimated future cash flows expected to be generated by the assets. If its estimates or related assumptions change in the future, Trulia may be required to impair these assets. Trulia has not recognized any impairment of long-lived assets to date.

Product Development Costs

Costs incurred in connection with the development of Trulia’s marketplace are accounted for as follows: all costs incurred in the preliminary project and post-implementation stages are expensed as incurred. Certain costs incurred in the application development stage of a new product or projects to provide significant additional functionality to existing products are capitalized if certain criteria are met. Maintenance and enhancement costs are typically expensed as incurred. Such costs are amortized on a straight-line basis over the estimated useful lives of the related assets, which was estimated to be two years. Amortization expense is included in technology and development expense in the statements of operations.

Stock-Based Compensation

Trulia recognizes compensation costs related to stock-based awards granted to employees based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. For the stock options, Trulia estimates the grant date fair value, and the resulting stock-based compensation expense using the Black-Scholes option-pricing model. For the restricted stock units, the grant date fair value equals the market value of the underlying stock on the date of grant. The grant date fair value of the stock-based awards is recognized on a straight-line basis over the requisite service period, which is the vesting period of the respective awards.

The fair value of the awards granted during the years ended December 31, 2010, 2011 and 2012 and the three months ended March 31, 2012 and 2013 was calculated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
Expected term (in years)	5.5	5.5	5.5	5.5	5.4
Expected volatility	55%	55%	53%	53%	52%
Risk-free interest rate	1.7%	1.9%	0.9%	1.2%	0.9%
Dividend rate	0%	0%	0%	0%	0%

The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, including the expected term and the price volatility of the underlying stock, which determine the fair value of stock-based awards. These assumptions include:

•

Expected term. The expected term represents the period that the stock-based awards are expected to be outstanding. Trulia estimates the expected term of the options based on a study of publicly traded industry peer companies and the historical data on employee exercises and post-vesting employment termination behavior taking into account the contractual life of the stock-based awards;

•

Expected volatility. The expected volatility is derived from the historical stock volatilities of several comparable publicly listed peers over a period approximately equal to the expected term of the stock-based awards. Trulia uses this method because it has limited information on the volatility of its common stock because of its short trading history. When making the selections of its comparable industry peers to be used in the volatility calculation, Trulia considered the size, operational and economic similarities to its principle business operations;

•

Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal the expected term of the stock-based awards; and

•	Expected dividend. The expected dividend is assumed to be zero as Trulia has never paid dividends and has no current plans to pay any dividends on its common stock.

In addition to the assumptions used in the Black-Scholes option-pricing model, Trulia must also estimate a forfeiture rate to calculate the stock-based compensation for its awards. Trulia’s forfeiture rate is based on an analysis of its actual forfeitures. Trulia will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover, and other factors. Quarterly changes in the estimated forfeiture rate can have a significant impact on its stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in Trulia’s financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in Trulia’s financial statements.

Trulia will continue to use judgment in evaluating the expected volatility, expected terms, and forfeiture rates utilized for its stock-based compensation calculations on a prospective basis. As Trulia continues to accumulate additional data related to its common stock, it may have refinements to the estimates of its expected volatility, expected terms, and forfeiture rates, which could materially impact its future stock-based compensation expense.

Stock-Based Awards Granted Prior to Trulia’s Initial Public Offering

Prior to its IPO, Trulia also estimated the fair value of the common stock underlying its stock-based awards when performing the fair value calculations with the Black-Scholes option-pricing model. The fair value of the common stock underlying Trulia’s stock-based awards was estimated on each grant date by Trulia’s board of directors, with input from management. The Trulia board of directors is comprised of employee and non-employee directors with significant experience investing in and operating companies in the real estate and technology industries. As such, Trulia believes that its board of directors has the relevant experience and expertise to determine a fair value of its common stock on each respective grant date. Given the absence of a public trading market of Trulia common stock prior to the IPO, and in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as

Compensation, Trulia’s board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the fair value of the common stock including:

•	contemporaneous valuations performed by unrelated third party specialists;

•	rights, preferences, and privileges of Trulia’s convertible preferred stock relative to those of its common stock;

•	actual operating and financial performance;

•	present value of future cash flows;

•	likelihood of achieving a liquidity event, such as an IPO or a sale of Trulia given prevailing market conditions and the nature and history of Trulia’s business;

•	illiquidity of stock-based awards involving securities in a private company;

•	experience of Trulia’s management team;

•	market multiples of comparable companies in Trulia’s industry;

•	stage of development;

•	industry information such as market size and growth; and

•	macroeconomic conditions.

The independent valuations performed by unrelated third-party specialists were just one factor used by Trulia’s board of directors to assist with the valuation of the common stock and Trulia’s management and board of directors have assumed full responsibility for the estimates. Trulia’s board of directors generally utilized the fair values of the common stock derived in the third-party valuations in determining the exercise price for options granted.

In valuing its common stock, Trulia’s board of directors considered two valuation approaches to determine the equity value of the business, an income approach and a market approach.

The income approach estimates the fair value of a company based on the present value of future estimated cash flows and the residual value of the company beyond the forecast period. These future values are discounted to their present values to reflect the risks inherent in the company achieving these estimated cash flows. The discount rates are used in the income approach for early stage companies because these companies tend to be relatively risky investments and therefore command rates of return commensurate with such risk. The discount rates used in Trulia’s valuation were based primarily on benchmark venture capital studies of discount rates for other companies in its stage of development, considered along with industry based weighted average cost of capital rates. Other significant inputs of the income approach (in addition to Trulia’s estimated future cash flows themselves) include but are not limited to the long-term growth rate assumed in the residual value and normalized long-term operating margin. The market approach estimates the fair value of a company by applying market multiples of comparable publicly traded companies in the same industry or similar lines of business. More specifically, Trulia selected comparable publicly traded companies by analyzing various factors, including, but not limited to, industry similarity, financial risk, company size, geographic diversification, profitability, the availability of adequate financial data, and whether or not they had an actively traded stock price. The market multiples are based on key metrics implied by the enterprise or acquisition values of comparable publicly traded companies and, for Trulia’s valuations in 2012, Trulia primarily utilized the last twelve months and projected twelve months revenue multiples from its comparable publicly traded peers in the market approach. These observed multiples were averaged and then applied to Trulia’s historical twelve months and projected revenue to arrive at an indication of value. Trulia deemed multiples of revenue to be the most relevant in its industry as Trulia is still in a relatively high growth phase, and thus have not reached normalized profitability or generated positive historical profit thus making the application of profit based multiples not possible or less reliable. Other significant inputs of the market approach include historical and projected operating metrics.

The enterprise value determined by the income and market approach was then allocated to the common stock using the option pricing method. The option pricing method, or OPM, treats common stock and convertible preferred stock as call options on a business, with exercise prices based on the liquidation preference of the convertible preferred stock. Therefore, the common stock has value only if the funds available for distribution to the shareholders exceed the value of the liquidation preference at the time of a liquidity event such as a merger, sale or IPO, assuming the business has funds available to make a liquidation preference meaningful and collectible by the shareholders. The common stock is modeled to be a call option with a claim on the business at an exercise price equal to the remaining value immediately after the convertible preferred stock is liquidated. The OPM uses the Black-Scholes option-pricing model to price the call option. The OPM is appropriate to use when the range of possible future outcomes is so difficult to predict that forecasts would be highly speculative. The probability weighted expected return method, or PWERM, was considered but not used due to the uncertainty of Trulia’s estimates of the probabilities for future potential liquidity events.

Stock-Based Awards Granted Subsequent to Trulia’s Initial Public Offering.

For stock-based awards granted subsequent to Trulia’s IPO, the board of directors determined the fair market value based on the closing price of Trulia’s common stock as reported on the NYSE on the date of grant.

Stock-Based Compensation Expense

Stock-based compensation expense included in operating results during the years ended December 31, 2010, 2011 and 2012 and the three months ended March 31, 2012 and 2013 was included in cost and expenses as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(In thousands)
Cost of revenue	$8	$11	$32	$5	$41
Research and development	176	482	930	192	411
Sales and marketing	97	183	398	55	337
General and administrative	73	808	1,210	213	603

Total stock-based compensation	$354	$1,484	$2,570	$465	$1,392

As of December 31, 2012 and March 31, 2013,Trulia had $7.0 million and $10.2 million of unrecognized stock-based compensation expense for stock options, net of estimated forfeitures, that is expected to be recognized over a weighted average period of 2.7 years and 2.8 years, respectively. As of December 31, 2012 and March 31, 2013, Trulia had $0.5 million and $12.3 million of unrecognized stock-based compensation expense for restricted stock units, net of estimated forfeitures, that is expected to be recognized over a weighted average period of 3.8 years and 3.9 years, respectively. In future periods, Trulia’s stock-based compensation expense is expected to increase as a result of Trulia’s existing, unrecognized stock-based compensation, to be recognized as these awards vest and as Trulia issues additional stock-based awards to attract and retain employees.

Income Taxes

Trulia accounts for its income taxes in accordance with the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Management must make assumptions, judgments, and estimates to determine Trulia’s current provision for income taxes and also its deferred tax assets and liabilities as well as any valuation allowance to be recorded against a deferred tax asset.

Our assumptions, judgments, and estimates relative to the current provision for income taxes take into account current tax laws, Trulia’s interpretation of current tax laws, and possible outcomes of current and future audits conducted by domestic tax authorities. Trulia has established reserves for income taxes to address potential exposures involving tax positions that could be challenged by tax authorities. Although Trulia believes its assumptions, judgments, and estimates are reasonable, changes in tax laws or its interpretation of tax laws, and the resolution of potential tax audits could significantly impact the amounts provided for income taxes in its financial statements.

Our assumptions, judgments, and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations or capital gains income. Actual operating results and the underlying amount and category of income in future years could render Trulia’s current assumptions, judgments and, estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments, and estimates mentioned above could cause actual income tax obligations to differ from Trulia’s estimates, thus materially impacting Trulia’s financial position and results of operations.

Since inception, Trulia has incurred operating losses, and accordingly, Trulia has not recorded significant provisions for income taxes for any of the periods presented. Trulia does not expect any significant changes until Trulia is no longer incurring losses.

Trulia has provided a full valuation allowance for net operating losses, credits, and other deferred tax assets for federal and state income tax purposes. A valuation allowance is provided when based upon the available evidence management concludes that it is more likely than not that some portion of the deferred tax assets will not be realized. Trulia maintained a full valuation allowance as of December 31, 2012 due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets. As of March 31, 2013, Trulia had federal and state net operating loss carryforwards of $42.5 million and $43.0 million, respectively. The federal net operating loss carry forward will expire at various dates beginning in 2025, if not utilized. If not used, the state net operating loss carry forward will expire at various dates beginning in the 2015.

Recently Issued and Adopted Accounting Pronouncements

Under the Jumpstart Our Business Startups Act, or JOBS Act, Trulia meets the definition of an “emerging growth company.” Trulia has irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards, or IFRS. This pronouncement was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level III fair value measurements. This pronouncement is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited. The adoption of this guidance did not have any impact on Trulia’s results of operations or financial position.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income, which requires an entity to present total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity.

In December 2011, the FASB issued ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which defers the requirement within ASU 2011-05 to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. During the deferral period, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the issuance of ASU 2011-05. Trulia early adopted this guidance on January 1, 2012, retrospectively. During the years ended December 31, 2012, 2011 and 2010, Trulia did not have any other comprehensive income and, therefore, the net loss and comprehensive loss was the same for all periods presented.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles—Goodwill and Other (Topic 350). The amended guidance will allow companies to assess qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required. This pronouncement is effective for fiscal years beginning after December 15, 2011. Trulia adopted this standard on January 1, 2012. The adoption of this accounting standard update did not have any material impact on Trulia’s operating results or financial position.

In February 2013, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) No. 2013-02, Comprehensive Income, requiring entities to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under GAAP to be reclassified in its entirety to net income. For other amounts that are not required under GAAP to be reclassified in their entirety from accumulated other comprehensive income to net income in the same reporting period, an entity is required to cross-reference other disclosures required under GAAP that provide additional detail about those amounts. This pronouncement is effective for fiscal years beginning after December 15, 2012. Trulia adopted this standard on January 1, 2013. During the three months ended March 31, 2013 and 2012 Trulia did not have any other comprehensive income and, therefore, the net loss and comprehensive loss was the same for all periods presented.

TRULIA MANAGEMENT

Executive Officers and Directors

The following table provides information regarding Trulia’s executive officers and directors as of March 1, 2013:

Name	Age	Position
Executive Officers:
Peter Flint	38	Co-Founder, Chairman, and Chief Executive Officer
Prashant “Sean” Aggarwal	47	Chief Financial Officer
Paul Levine	42	Chief Operating Officer
Daniele Farnedi	45	Chief Technology Officer
Scott Darling	40	Vice President, General Counsel, and Corporate Secretary

Non-Employee Directors:
Erik Bardman	46	Director
Theresia Gouw	44	Director
Sami Inkinen	37	Director
Robert Moles	58	Director
Gregory Waldorf	44	Director

Peter Flint. Mr. Flint is Trulia’s co-founder and has served as Chief Executive Officer and as Chairman of the board of directors since Trulia’s inception in June 2005. From July 1998 to June 2003, Mr. Flint served in a variety of executive roles at lastminute.com Ltd., a European online travel company that he helped launch, including Head of Interactive Marketing and Business Development. Mr. Flint holds a Master of Physics degree from the University of Oxford and a Master of Business Administration degree from Stanford University.

Trulia believes that Mr. Flint is qualified to serve as a member of its board of directors because of the perspective and experience he brings as Chief Executive Officer and one of Trulia’s founders, his perspective as one of Trulia’s significant shareholders, and his extensive background as an executive of companies in the Internet industry.

Prashant “Sean” Aggarwal. Mr. Aggarwal has served as Chief Financial Officer since November 2011. Prior to joining Trulia, Mr. Aggarwal served as Vice President of Finance and Chief Accounting Officer at PayPal, Inc., an online payments company, from June 2008 to October 2011. From March 2003 to May 2008, Mr. Aggarwal worked at eBay Inc. in various finance roles including as Vice President of Finance and Vice President of Financial Planning & Analysis. Prior to eBay, Mr. Aggarwal served as Director of Finance at Amazon.com, Inc. Mr. Aggarwal started his career in investment banking with Merrill Lynch, Pierce, Fenner & Smith Incorporated. Mr. Aggarwal holds a Bachelor of Arts degree from the College of Wooster and a Master of Management degree from Northwestern University’s Kellogg School of Management.

Paul Levine. Mr. Levine has served as Chief Operating Officer since February 2011. Prior to joining us, Mr. Levine served as President of Digital at Current Media LLC, a broadcast media company, from February 2009 to February 2011. Prior to Current Media, Mr. Levine was Vice President of Marketing at AdBrite, Inc., an online advertising network, from August 2007 to October 2008. Prior to AdBrite, Mr. Levine served as Vice President and General Manager of Local at Yahoo! Inc., from April 2003 to July 2007. Mr. Levine has also held management positions at E*TRADE Financial Services Corporation. Mr. Levine earned his Bachelor of Arts degree from Amherst College and a Master of Business Administration degree from Stanford University.

Daniele Farnedi. Mr. Farnedi has served as Chief Technology Officer since March 2013. Prior to serving as Chief Technology Officer, Mr. Farnedi served as Vice President, Engineering since January 2007. Prior to joining Trulia, Mr. Farnedi served as Director of Technology at Shopping.com, Inc., a price comparison company that was acquired by eBay, from October 2004 to January 2007. Prior to Shopping.com, Mr. Farnedi served as

Director of Software Engineering at Looksmart, Ltd., from May 2000 to October 2004. Prior to Looksmart, Mr. Farnedi served as a Data Architect for Barclays Global Investors, a division of Barclays PLC, from April 1998 to May 2000, and as a Senior Software Engineer at Assyst GmbH, a leading computer-aided design software development company, from September 1995 to February 1998. Mr. Farnedi holds a Laurea degree in Electrical Engineering from the University of Bologna.

Scott Darling. Mr. Darling has served as Vice President, General Counsel, and Corporate Secretary since October 2011. Prior to joining Trulia, Mr. Darling served as Vice President, General Counsel, and Corporate Secretary at Imperva, Inc., from September 2010 until June 2011. Prior to Imperva, Mr. Darling served as Senior Attorney for Microsoft Corporation from May 2008 to September 2010 following the acquisition by Microsoft of Danger, Inc., a mobile software-as-a-service company. Mr. Darling served as Danger’s Vice President, General Counsel, and Corporate Secretary from November 2004 to April 2008, and as Senior Corporate Counsel from September 2002 to October 2004. Mr. Darling started his career as an attorney at the law firm of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP. Mr. Darling holds a Bachelor of Arts degree from Yale University and a Juris Doctor degree from the University of Michigan.

Non-Employee Directors

Erik Bardman. Mr. Bardman has served as a director since June 2012. Mr. Bardman has served as the Chief Financial Officer and Senior Vice President Finance of Logitech International S.A. since October 2009. Prior to joining Logitech, Mr. Bardman served as Acting Chief Financial Officer of ZillionTV Corporation, a personalized television service, from March 2009 to September 2009. Prior to ZillionTV, Mr. Bardman served in a number of positions at eBay, Inc., over five and one half years, including Vice President and Chief Financial Officer of eBay Marketplaces from May 2005 to September 2008. Prior to eBay, Mr. Bardman served in a number of positions at General Electric Company, over the course of 15 years, including Vice President of Strategic Pricing at GE Global Consumer Finance from October 1999 to June 2003. Mr. Bardman holds a Bachelor of Arts degree from Dickinson College and is also a graduate of General Electric’s Financial Management Program.

Trulia believes that Mr. Bardman is qualified to serve as a member of Trulia’s board of directors because of his deep expertise in finance and his experience as an executive at several successful technology companies.

Theresia Gouw. Ms. Gouw has served as a director since December 2005. Ms. Gouw is a general partner at Accel Partners, a venture capital firm, which she joined in 1999, where she focuses on software investments, with a specific interest in social commerce, vertical media, security, and consumer Internet/mobile applications. Ms. Gouw serves on the board of directors of Imperva, Inc., as well as on the boards of directors of several other software and technology companies that are portfolio companies of Accel Partners. Ms. Gouw holds a Bachelor of Science degree from Brown University and a Master of Business Administration degree from Stanford University.

Trulia believes that Ms. Gouw is qualified to serve as a member of Trulia’s board of directors because of her experience in the software and technology industries as an investment professional and as an executive, her experience as a director of other technology companies, as well as her perspective as a representative of one of Trulia’s significant shareholders.

Sami Inkinen. Mr. Inkinen is Trulia’s co-founder, served as President from February 2010 to March 2012, and has served as a director since Trulia’s inception in 2005. Mr. Inkinen served as Chief Financial Officer and Chief Operating Officer from inception until his promotion to President in February 2010. From June 2000 to November 2002, Mr. Inkinen served as Co-Founder and Vice President, Business Development of Matchem Ltd., a wireless software company, of which he was a co-founder. Mr. Inkinen also was an associate consultant with McKinsey & Company, Inc. from January 2003 to August 2003. Mr. Inkinen holds a Master of Engineering degree from the Helsinki University of Technology and a Master of Business Administration degree from Stanford University.

Trulia believes that Mr. Inkinen is qualified to serve as a member of Trulia’s board of directors because of the perspective and experience he brings as one of Trulia’s former executives and a founder, as well as his perspective as one of Trulia’s significant shareholders.

Robert Moles. Mr. Moles has served as a director since June 2006. Mr. Moles has served as the Chairman of Intero Real Estate Services, Inc., a real estate brokerage company, since April 2004. Prior to joining Intero, Mr. Moles served as President and Chief Executive Officer of the Real Estate Franchise Group of Cendant Corporation from October 2001 to June 2004. Prior to Cendant, from March 1997 to October 2001, Mr. Moles served as President and Chief Executive Officer of Century 21 Real Estate LLC, a real estate franchise company. Mr. Moles serves on the board of directors for Heritage Bank of Commerce, Heritage Commerce Corporation, and Western Bancorp, Inc. He has served as an advisor to Santa Clara University and the University of San Diego. Mr. Moles holds a Bachelor of Science degree from Santa Clara University.

Trulia believes that Mr. Moles is qualified to serve as a member of its board of directors because of his experience and expertise as an executive at several companies in the real estate industry and his experience as a director of other public companies.

Gregory Waldorf. Mr. Waldorf has served as a director since September 2005. Mr. Waldorf served as Chief Executive Officer of eHarmony, Inc., an online dating company, from April 2006 to January 2011. Mr. Waldorf has served on the boards of directors of several private companies. Mr. Waldorf holds a Bachelor of Arts degree from the University of California, Los Angeles and a Master of Business Administration degree from Stanford University.

Trulia believes that Mr. Waldorf is qualified to serve as a member of its board of directors because he brings strategic insights and operational leadership and experience as a former chief executive officer of a technology company, as well as because of the experience and perspective he has obtained in his roles as an investor in, advisor to, and board member of, numerous companies.

Each executive officer serves at the discretion of Trulia’s board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of Trulia’s directors or executive officers.

Codes of Business Conduct and Ethics

Trulia’s board of directors has adopted a code of business conduct and ethics that applies to all of Trulia’s employees, officers, and directors, including its Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers.

Board of Directors

Trulia’s business and affairs are managed under the direction of the board of directors. The number of directors is fixed by the board of directors, subject to the terms of Trulia’s amended and restated certificate of incorporation and amended and restated bylaws. Trulia’s board of directors consists of six directors, four of whom qualify as “independent” under NYSE listing standards.

In accordance with Trulia’s amended and restated certificate of incorporation and bylaws, Trulia’s board of directors is divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of shareholders, with the other classes continuing for the remainder of their respective three-year terms. Trulia’s directors are divided among the three classes as follows:

•	the Class I directors are Peter Flint and Gregory Waldorf, and their terms expire at the annual meeting of shareholders to be held in 2013;

•	the Class II directors are Sami Inkinen and Theresia Gouw, and their terms expire at the annual meeting of shareholders to be held in 2014; and

•	the Class III directors are Erik Bardman and Robert Moles, and their terms expire at the annual meeting of shareholders to be held in 2015.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

This classification of Trulia’s board of directors may have the effect of delaying or preventing changes in control of Trulia.

Director Independence

Trulia’s board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, Trulia’s board of directors has determined that Ms. Gouw and Messrs. Bardman, Moles, and Waldorf do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the NYSE. In making these determinations, Trulia’s board of directors considered the current and prior relationships that each non-employee director has with Trulia’s and all other facts and circumstances the board of directors deemed relevant in determining their independence, including the beneficial ownership of Trulia’s capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and governance committee. The composition and responsibilities of each of the committees of the board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by the board of directors.

Audit Committee

Our audit committee consists of Messrs. Bardman, Moles, and Waldorf, with Mr. Bardman serving as Chairman. The composition of Trulia’s audit committee meets the requirements for independence under current NYSE listing standards and SEC rules and regulations. Each member of the audit committee meets the financial literacy requirements of the NYSE listing standards. In addition, Trulia’s board of directors has determined that Mr. Bardman is an “audit committee financial expert” within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Trulia’s audit committee, among other things:

•	selects a qualified firm to serve as the independent registered public accounting firm to audit Trulia’s financial statements;

•	helps to ensure the independence and performance of the independent registered public accounting firm;

•

discusses the scope and results of the audit with the independent registered public accounting firm, and reviews, with management and the independent registered public accounting firm, Trulia’s interim and year-end operating results;

•	develops procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviews Trulia’s policies on risk assessment and risk management;

•	reviews related party transactions;

•

obtains and reviews a report by the independent registered public accounting firm at least annually, that describes Trulia’s internal control procedures, any material issues with such procedures, and any steps taken to deal with such issues; and

•

approves (or, as permitted, pre-approves) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of the NYSE.

Compensation Committee

Trulia’s compensation committee consists of Ms. Gouw and Mr. Waldorf, with Mr. Waldorf serving as Chairman. The composition of Trulia’s compensation committee meets the requirements for independence under NYSE listing standards and SEC rules and regulations. Each member of the compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code. The purpose of Trulia’s compensation committee is to discharge the responsibilities of the board of directors relating to compensation of Trulia’s executive officers. Trulia’s compensation committee, among other things:

•	reviews, approves, and determines, or make recommendations to the board of directors regarding, the compensation of executive officers;

•	administers the stock and equity incentive plans;

•	reviews and approves and makes recommendations to the board of directors regarding incentive compensation and equity plans; and

•	establishes and reviews general policies relating to compensation and benefits of employees.

Trulia’s compensation committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of the NYSE.

Nominating and Governance Committee

Trulia’s nominating and governance committee consists of Messrs. Bardman, Moles, and Waldorf, with Mr. Waldorf serving as Chairman. The composition of the nominating and governance committee meets the requirements for independence under NYSE listing standards and SEC rules and regulations. Trulia’s nominating and governance committee, among other things:

•	identifies, evaluates and selects, or make recommendations to the board of directors regarding, nominees for election to the board of directors and its committees;

•	evaluates the performance of the board of directors and of individual directors;

•	considers and makes recommendations to the board of directors regarding the composition of the board of directors and its committees;

•	reviews developments in corporate governance practices;

•	evaluates the adequacy of Trulia’s corporate governance practices and reporting; and

•	develops and makes recommendations to the board of directors regarding corporate governance guidelines and matters.

The nominating and governance committee operates under a written charter that satisfies the applicable listing requirements and rules of the NYSE.

Compensation Committee Interlocks and Insider Participation

None of Trulia’s executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on Trulia’s board of directors or compensation committee.

Non-Employee Director Compensation

The following table provides information concerning the compensation paid by Trulia to each of its non-employee directors in the year ended December 31, 2012. Mr. Inkinen is a non-employee director, but his compensation is set forth in the section titled “Executive Compensation.” For all of its non-employee directors, Trulia offers to reimburse any travel expenses or other related expenses for attending meetings.

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($)	Option Awards ($) (2) (3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)		All Other Compensation ($)	Total ($)
Current non-employee directors:
Erik Bardman	$4,875	—	$155,575	—			—	$160,450
Gregory Waldorf	$6,750	—	$272,930	—	$25,000	(4)	—	$304,680
Robert Moles	$3,375	—	$87,357	—			—	$90,732
Theresia Gouw	$1,250	—	$85,260	—			—	$86,510

(1)	Cash fees paid for board and/or committee service reflect a partial year of service beginning upon the completion of Trulia’s IPO in September 2012.
(2)	The amounts reported represent the aggregate grant-date fair value of the stock options awarded to the director in fiscal 2012, calculated in accordance with ASC Topic 718. Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the stock-based compensation note to Trulia’s audited financial statements included in this proxy statement/prospectus.
(3)	As of December 31, 2012, the aggregate number of shares underlying options awards outstanding for each of Trulia’s non-employee directors was:

Name	Options
Erik Bardman	24,500
Robert Moles	126,175
Theresia Gouw	10,500
Gregory Waldorf	49,000

(4)	Trulia paid Mr. Waldorf a cash bonus of $25,000 in 2012 as an incentive to become its lead independent director.

Gregory Waldorf Letter Agreement

In January 2012, Trulia entered into a letter agreement with Gregory Waldorf confirming his agreement to serve as the lead independent director of the board of directors. Pursuant to the letter agreement, in February 2012, the board of directors granted to Mr. Waldorf a stock option to purchase 24,500 shares of common stock at a price per share of $6.81, which was the fair market value of Trulia’s common stock on the date of grant. The stock option granted to Mr. Waldorf vests monthly over a 12-month period, and has a vesting commencement date of July 1, 2011. As such, a majority of shares subject to the stock option were vested on the date of grant, which was in recognition of Mr. Waldorf’s significant contributions and service to Trulia as a director and advisor. In addition, pursuant to the letter agreement, Trulia also paid Mr. Waldorf a cash bonus of $25,000 in April 2012, and agreed to reimburse him for reasonable travel and incidental expenses that Trulia approves. Additionally, in July 2012, the board of directors granted to Mr. Waldorf a stock option to purchase 24,500 shares of common stock at a price per share of $16.53, which was the fair market value of Trulia common stock on the date of grant. The stock option granted to Mr. Waldorf vests monthly over a 12-month period, and has a vesting commencement date of July 1, 2012. The vesting of both of Mr. Waldorf’s stock option grants accelerate in full upon a “company transaction” (as defined in the 2005 Plan). Both of Mr. Waldorf’s stock option grants are “early-exercisable” as to unvested shares, provided that unvested shares are subject to Trulia’s repurchase on a termination of service.

Erik Bardman Letter Agreement

In May 2012, Trulia entered into a letter agreement with Erik Bardman confirming his agreement to serve on the board of directors and as the chairman of the audit committee. Pursuant to the letter agreement, the board of directors granted to Mr. Bardman a stock option to purchase 24,500 shares of Trulia common stock at a price per share of $13.32, which was the fair market value of Trulia common stock on the date of grant. The stock option granted to Mr. Bardman vests monthly over a 12-month period and has a vesting commencement date of June 5, 2012. The vesting of Mr. Bardman’s stock option grant accelerates in full upon a “company transaction” (as defined in the 2005 Plan). Mr. Bardman’s stock option grant is “early-exercisable” as to unvested shares, provided that unvested shares are subject to Trulia’s repurchase on a termination of service.

Option Grants to Directors

In February 2012, the board of directors granted to Robert Moles a stock option to purchase 12,250 shares of Trulia common stock at a price per share of $6.81, which was the fair market value of Trulia common stock on the date of grant. The stock option granted to Mr. Moles vests monthly over a 12-month period and has a vesting commencement date of February 1, 2012. The vesting of Mr. Moles’s February 2012 stock option grant accelerates in full upon a “company transaction” (as defined in the 2005 Plan). Mr. Moles’s February 2012 stock option grant is “early-exercisable” as to unvested shares, provided that unvested shares are subject to Trulia’s repurchase on a termination of service. In addition, on September 19, 2012, the board of directors granted to Mr. Moles a stock option to purchase 5,825 shares of Trulia common stock at a price per share of $17.00, which was the IPO price of Trulia common stock and was the fair market value of Trulia common stock on the date of grant. The stock option granted to Mr. Moles vests monthly over a five-month period and has a vesting commencement date of February 1, 2013. The vesting of Mr. Moles’s September 2012 stock option grant accelerates in full upon a “change in control” (as defined in the 2012 Plan).

On September 19, 2012, the board of directors granted to Theresia Gouw a stock option to purchase 10,500 shares of Trulia common stock at a price per share of $17.00, which was the IPO price of Trulia common stock and was the fair market value of Trulia common stock on the date of grant. The stock option granted to Ms. Gouw vests monthly over a nine-month period and has a vesting commencement date of October 1, 2012. The vesting of Ms. Gouw’s stock option grant accelerates in full upon a “change in control” (as defined in the 2012 Plan).

On September 19, 2012, the board of directors granted to Sami Inkinen a stock option to purchase 10,500 shares of Trulia common stock at a price per share of $17.00, which was the IPO price of Trulia common stock and was the fair market value of Trulia common stock on the date of grant. The stock option granted to Mr. Inkinen vests monthly over a nine-month period and has a vesting commencement date of October 1, 2012. The vesting of Mr. Inkinen’s stock option grant accelerates in full upon a “change in control” (as defined in the 2012 Plan).

Directors who are also Trulia employees receive no additional compensation for their service as a director. During 2012, Messrs. Flint and Inkinen were employees. See “Executive Compensation” for more information about their compensation.

Outside Director Compensation Policy

On October 30, 2012, the board of directors adopted the Outsider Director Compensation Policy to formalize practices regarding cash and equity compensation to non-employee directors.

Cash Compensation

Under the Outsider Director Compensation Policy, non-employee directors will receive annual cash retainers for service in the following positions:

Position	Annual Cash Retainer
Audit committee chair	$16,000
Audit committee member other than chair	10,000
Compensation committee chair	10,000
Compensation committee member other than chair	5,000
Nominating and governance committee chair	7,000
Nominating and governance committee member other than chair	3,500

Equity Compensation

Non-employee directors are eligible to receive all types of equity awards (except incentive stock options) under Trulia’s 2012 Equity Plan, or the 2012 Plan, including discretionary awards not covered under the Outsider Director Compensation Policy. All awards under the Outsider Director Compensation Policy will be automatic and non-discretionary.

The Outsider Director Compensation Policy provides that on the date of each annual meeting of shareholders following Trulia’s IPO, each non-employee director, will be granted an annual award of restricted stock units under the Plan having a value equal to $100,000. In addition, the lead independent director and the audit committee chair will each receive an additional annual award having a value equal to $100,000 at each annual meeting. Each annual award will fully vest on the earlier to occur of: (i) the next annual meeting following the date of grant or (ii) the anniversary of the grant date, in each case, subject to continued service as a director through the vesting date. For purposes of the Outsider Director Compensation Policy, value means the per share fair market value of the Trulia common stock on a given date, multiplied by the shares subject to the annual award.

Notwithstanding the vesting schedule described above, the vesting of all equity awards granted to a non-employee director, including any award granted outside of the Outsider Director Compensation Policy, will vest in full upon a “change in control” (as defined in the 2012 Plan).

TRULIA EXECUTIVE COMPENSATION

Overview

The following discussion and analysis of the compensation arrangements of Trulia’s named executive officers should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on Trulia’s current plans, considerations, expectations, and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that Trulia adopts in the future may differ materially from currently planned programs as summarized in this discussion.

The compensation provided to Trulia’s named executive officers for 2012 is detailed in the 2012 Summary Compensation Table and accompanying footnotes and narrative that follows this section. This section explains Trulia’s executive compensation philosophy and objectives, its compensation-setting process, and the elements of its compensation program.

Our named executive officers in 2012 were:

•	Peter Flint, Chief Executive Officer, or CEO, and co-founder;

•	Sami Inkinen, former President and co-founder;

•	Sean Aggarwal, Chief Financial Officer, or CFO;

•	Paul Levine, Chief Operating Officer, or COO;

•	Daniele Farnedi, Chief Technology Officer; and

•	Scott Darling, Vice President, General Counsel, and Corporate Secretary.

In March 2012, Mr. Inkinen’s employment with Trulia ended, but Mr. Inkinen continues to serve as one of Trulia’s directors. During 2012, Mr. Farnedi served as Vice President, Engineering and was appointed as Chief Technology Officer in March 2013.

Executive Compensation Philosophy and Objectives

Trulia’s executive compensation philosophy is to provide a compensation program that attracts and retains its executive officers, including its named executive officers, and to motivate them to pursue Trulia’s corporate objectives while encouraging the creation of long-term value for its shareholders. Trulia strives to provide compensation packages to its executive officers that are competitive, reward achievement of its business objectives, and align executive and shareholder interests through equity ownership.

Our executive compensation program is designed to achieve the following principal objectives:

•	attract, motivate and retain qualified executives to support growth expectations;

•	provide total direct compensation, consisting of salary and short-term and long-term incentive awards that are competitive with the market while remaining internally equitable and fair;

•	ensure that the executive compensation program and actual payouts are aligned with financial performance and strategic business goals;

•	ensure a substantial portion of each executive’s total compensation is at-risk and varies based on company and individual performance; and

•	align the executive compensation program with both short-term and long-term shareholder interests.

Compensation-Setting Process

Role of the Board of Directors and Compensation Committee

The initial compensation arrangements with Trulia’s executive officers, including the named executive officers, have been determined in negotiations with each individual executive when such executive joined us. Historically, the board of directors or CEO has been responsible for negotiating these arrangements.

With respect to continuing executive compensation arrangements, historically, the board of directors has been responsible for overseeing, determining, and approving the compensation of Trulia’s CEO and former President, and has been responsible for overseeing the compensation of the other executive officers on an informal basis. With respect to the compensation of Trulia’s named executive officers other than CEO, the board of directors consults with the CEO and has typically informally approved his recommendations because of his closer nexus to his direct reports. Historically, the board of directors has overseen Trulia’s 2005 Stock Incentive Plan, or the 2005 Plan, and awards thereunder.

Typically, in the first quarter of each year, the board of directors would review the compensation of the CEO. At that time, the board of directors would also evaluate Trulia’s performance as a company and the CEO’s contributions thereto to determine whether to pay him cash bonuses for the previous year and, if so, the amount of any such bonuses.

In February 2012, Trulia established a compensation committee of the board of directors that has assumed responsibility for overseeing Trulia’s executive compensation program and will approve the compensation of the CEO and executive officers. The compensation committee determined incentive compensation earned by Trulia’s named executive officers for the 2012 performance period. Going forward, the compensation committee will be responsible for annually reviewing and approving compensatory arrangements for the named executive officers and will act as administrator of Trulia’s equity compensation plans. See the summary description of the compensation committee’s composition and charter in the section entitled “Trulia Management—Trulia Committees of the Board of Directors—Compensation Committee.”

Role of Senior Management

In prior years, Trulia’s CEO has typically sought the approval of the board of directors on an informal basis regarding the compensation for Trulia’s other named executive officers. While, historically, the board of directors had final authority with respect to compensation decisions for the executive officers, the board of directors typically deferred to the recommendations of the CEO with respect to the other named executive officers because the CEO had a better understanding of the performance of his direct reports. With respect to his role in Trulia’s executive compensation process, the CEO quarterly reviewed the performance of the other named executive officers and consulted with the board of directors on an informal basis on his conclusions and recommendations as to their compensation, including base salary adjustments and cash bonus payouts. Trulia’s CEO advised the board of directors on recommended stock option awards to the other named executive officers, which were subject to formal approval by the board of directors.

Following the establishment of the compensation committee in 2012, Trulia’s CEO continued to have a similar advisory role to the compensation committee with respect to compensation decisions.

Role of Compensation Consultant

The compensation committee is authorized to retain the services of one or more executive compensation advisors, as it sees fit, in connection with the establishment of Trulia’s compensation programs and related policies.

In May 2012, the compensation committee retained Radford, a national compensation consultant, to provide it with information, recommendations and other advice relating to executive compensation on an ongoing basis.

Accordingly, Radford now serves at the discretion of the compensation committee. The compensation committee has directed Radford to develop one or more groups of peer companies to help Trulia determine the appropriate level of overall compensation for its executive officers, as well as assess each separate element of compensation, with a goal of more formally ensuring that the compensation Trulia offers to its executive officers is competitive and fair.

In October 2012, the compensation committee retained Radford to provide it with information, recommendations and other advice relating to a peer group evaluation and executive compensation review. In November 2012, the compensation committee approved the following peer group for use in benchmarking and evaluating Trulia’s executives’ compensation: Bazaarvoice, Blue Nile, Brightcove, Dice Holdings, eHealth, Ellie Mae, Eloqua, Epocrates, Jive Software, Liveperson, LogMeIn, Market Leader, Move Inc., OpenTable, Spark Networks, Tangoe, TechTarget, Vocus, XO Group, Yelp, and Zillow. With respect to the 2012 compensatory decisions, the compensation committee did not use the peer group and/or benchmark executive compensation and the compensation committee only considered third-party survey data for a general understanding of market compensation practices.

As Trulia continues to become established as a publicly-traded company, Trulia expects that the specific direction, emphasis and components of the executive compensation program will continue to evolve as will the process for establishing executive compensation. In the future, the compensation committee may continue to retain Radford or another compensation consultant to advise Trulia regarding its executive compensation program to ensure that it remains properly aligned with Trulia’s ongoing business strategy and that the pay mix and levels are competitive with current market practices.

Elements of Executive Compensation

Trulia’s compensation program for its named executive officers in 2012 reflects Trulia’s stage of development as a private company that was transitioning towards becoming a publicly-traded company. As a private company, Trulia had emphasized the use of equity in the form of stock options to incentivize Trulia’s named executive officers to focus on its growth and create sustainable long-term shareholder value. Trulia’s founders were initially incentivized through restricted stock. After its IPO, Trulia introduced restricted stock units as a form of equity compensation to its named executive officers. Trulia believes that equity awards offer the named executive officers a valuable long-term incentive that aligns their interests with the interests of its shareholders.

Trulia also offers cash compensation to its named executive officers in the form of a base salary and an annual cash incentive award opportunity at levels that Trulia believes, based on the experience and knowledge of its board of directors, the compensation committee and its management team, are competitive for its stage of development and industry. Trulia’s annual cash incentive award opportunities generally focus on the achievement of specific near-term financial and strategic objectives and individual key performance objectives that will further its longer-term growth objectives. In addition, in order to attract and induce potential executive officers to leave their existing employment, Trulia occasionally provides for a sign-on bonus. In the case of the recruitment of the CFO, Trulia also offered certain relocation benefits.

Base Salaries

Base salaries provide Trulia’s named executive officers with a fixed amount of consistent compensation and are an important motivating factor in attracting and retaining these individuals. Trulia does not apply specific formulas to determine adjustments to base salary. Historically, the base salaries of the CEO and former President were reviewed and adjusted on a periodic basis by the board of directors. In 2012, the compensation committee was responsible for reviewing and approving base salaries for Trulia’s named executive officers. For the CEO, the compensation committee considered the recommendations of the former President and also the scope of the CEO’s performance, individual contributions, responsibilities, experience, and prior base salary level. For

Trulia’s other continuing named executive officers, the CEO reviewed and recommended adjustments of base salary to the compensation committee, taking into consideration the scope of the named executive officer’s performance, individual contributions, responsibilities, experience, prior base salary level, and, in the case of a promotion, position. With respect to Trulia’s named executive officers, their initial base salaries were generally established through arm’s-length negotiations at the time each named executive officer was hired, taking into account his qualifications, experience, prior salary level, and the base salaries of Trulia’s other executive officers.

In March 2012, the compensation committee approved base salary increases for Trulia’s named executive officers as set forth below. In making this adjustment, the compensation committee considered the subjective factors described above, as well as the contributions expected from, and responsibilities of, each named executive officer in preparing Trulia to transition from a private company to a publicly-traded company. Messrs. Aggarwal and Darling did not receive base salary increases because they were hired late in 2011 and their base salaries at that time had been recently determined through arm’s-length negotiations.

Named Executive Officer	Base Salary at End of 2012	Base Salary Raise in 2012
Peter Flint	$285,000	$25,000
Sami Inkinen (1)	250,000	—
Sean Aggarwal	260,000	—
Paul Levine	270,000	20,000
Daniele Farnedi	225,500	20,500
Scott Darling	230,000	—

(1)	Mr. Inkinen resigned as President effective March 31, 2012. The base salary reflected is his salary as of his termination date.

Annual Incentive Compensation

In establishing Trulia’s annual incentive compensation plan, Trulia’s objective is to provide cash awards linked to company and individual performance, remain competitive in the marketplace and drive performance toward company goals. Corporate goals focus on overarching objectives for the organization, while individual objectives represent key performance expectations at the departmental or individual level. In setting these objectives, Trulia identifies the financial and operational results required to successfully grow the business, while also recognizing that internal and external factors may hinder this progress. As such, these objectives are intended to be challenging to achieve but within reach. Trulia’s annual incentive compensation plan for named executive officers is a component of the SMT Bonus Plan, which is summarized and described in the section titled “Employee Benefit and Stock Plans” below. For 2012, the compensation committee determined that the appropriate performance period would be annual because the compensation committee believed a full annual period reflected the best means for evaluating and rewarding performance. The compensation committee selected revenue and (adjusted) EBITDA as the corporate performance goals because these represented key objectives for Trulia in 2012. Consistent with Trulia’s incentive compensation philosophy, the compensation committee set targets for these key objectives to be challenging but reachable with exemplary corporate performance. The compensation committee determined the relative weighting between corporate and individual performance based on the role of the executive officer within Trulia. The percentage breakdown between corporate goals and individual goals for each named executive officer was as follows: (i) Messrs. Flint, Inkinen, Aggarwal, and Levine had a 90% corporate / 10% individual breakdown, and (ii) Messrs. Farnedi and Darling had a 70% corporate / 30% individual breakdown. Messrs. Flint, Inkinen, Aggarwal, and Levine, who are all c-level executives, had a greater emphasis on corporate goals because the compensation committee wanted to more closely tie the annual incentive opportunities to Trulia’s c-level executives with corporate results. With respect to assessing individual performance, the CEO reviews the individual objectives for, and achievements of, the named executive officers (other than himself) because he is best suited to evaluate his direct reports. The compensation committee reviews the individual objectives for, and achievements of, the CEO. For 2012, corporate achievement was capped at 200% because the compensation committee wanted to continue incentivizing Trulia’s named executive officers to exceed the performance goals, while maintaining a cost certainty with respect to incentive compensation. In addition to the annual bonus plan, the compensation committee approved a discretionary overachievement pool of potentially $500,000 or $1,000,000 if Trulia exceeded both of Trulia’s 2012 corporate goals beyond a certain level. Individual allocations under this discretionary overachievement pool to any eligible employee in Trulia’s 2012 bonus plan would be recommended by the CEO, subject to approval by the compensation committee.

2012 Incentive Target

For 2012, Trulia’s annual cash incentive award opportunities were designed to reward its named executive officers based on Trulia’s performance and the individual named executive officer’s contribution to that performance. The target award opportunity for the CEO was established by the compensation committee. With respect to Trulia’s other named executive officers, each target award opportunity was based on the contractual rights set forth in his respective offer letter agreement. The 2012 target award opportunities were as follows:

Named Executive Officer	Target Award Opportunity
Peter Flint	$110,000
Sami Inkinen	100,000
Sean Aggarwal	100,000
Paul Levine	100,000
Daniele Farnedi	31,000
Scott Darling	50,000

In addition to regular annual incentive compensation, Trulia’s compensation committee, in 2012, determined that the financial thresholds for the 2011 incentive awards were too aggressive and established an incentive arrangement for the CEO and former President to potentially earn, based on 2012 performance, a portion of the incentive award that was not earned in 2011. Accordingly, the compensation committee determined a rollover bonus potential for the CEO and former President of $55,000 and $50,000, respectively. If Trulia achieved 2012 semi-annual revenue targets that were deemed very challenging, then each applicable executive officer would receive 50% of the applicable rollover bonus potential. If Trulia exceeded these semi-annual targets by more than 5%, then each applicable executive officer would receive 100% of the applicable rollover bonus potential. The rollover bonuses would have been paid, to the extent earned, in July 2012, subject to continued employment of the executive officer at the end of the six month period ending June 30, 2012. If the executive officer’s employment terminates prior to the end of the six month period ending June 30, 2012, then any earned rollover bonus would be pro-rated. The rollover bonus was an incentive opportunity separate from and in addition to any annual 2012 incentive award.

2012 Incentive Achievement

None of Trulia’s named executive officers received an annual cash incentive award for 2012 because Trulia did not meet the minimum revenue and adjusted EBITDA objectives established under the SMT Bonus Plan or the revenue targets under the rollover bonus opportunity. As Trulia did not achieve the threshold level of corporate performance to pay awards for 2012, the compensation committee did not undertake to review individual performance for purposes of the SMT Bonus Plan.

2013 Base Salary and Incentive Compensation

On March 5, 2013, the compensation committee approved base salary increases and annual incentive compensation targets for Trulia’s named executive officers, effective January 28, 2013, as set forth below. In making these adjustments, the compensation committee considered the subjective factors described above in “Executive Compensation Philosophy and Objectives,” the peer group benchmarking analysis performed by

Trulia’s compensation consultant, internal compensation parity, as well as the contributions expected from, and responsibilities of, each named executive officer.

Named Executive Officer	Base Salary Approved for 2013	2013 Annual Incentive Compensation Target
Peter Flint	$350,000	$200,000
Sean Aggarwal	300,000	100,000
Paul Levine	300,000	100,000
Daniele Farnedi	260,000	50,000
Scott Darling	260,000	50,000

Sign-On Bonuses

In addition to its annual bonus opportunities, Trulia occasionally provides for sign-on bonuses as a material inducement to join Trulia.

Equity-Based Incentive Compensation

Trulia uses stock options to attract, motivate, and incentivize the executive talent necessary to accomplish its business objectives while also providing a significant long-term interest in its success by rewarding the creation of shareholder value. Vesting for stock options is based on continued employment with us, generally over four years, thereby also encouraging the retention of Trulia’s executive officers. In addition to stock options, Trulia used restricted stock to incentivize its founders in connection with its incorporation. Also following its IPO, Trulia started granting restricted stock units to provide for certain equity incentives regardless of fluctuations in its stock price.

Historically, Trulia has not applied a formula to determine the size of individual stock options granted to its named executive officers. Instead, the board of directors has generally determined the size of individual grants using its collective business judgment and experience, taking into account, among other factors, the role and responsibility of the individual executive officer, the competitive market for the executive officer’s position and the size, value, and vesting status of existing equity awards. Based upon these factors, the board of directors or the compensation committee sets the size of each equity award at a level it considers appropriate to create a meaningful incentive.

Our executive officers generally receive a stock option grant at the time of hire, with only discretionary additional awards thereafter. In addition to the factors considered above, the size of new hire grants was based on arm’s-length negotiations at the time each named executive officer was hired. Trulia’s current informal practice is to not provide additional equity awards until after the initial stock option grant has been substantially vested.

During 2012, Trulia’s board of directors and/or the compensation committee approved two named executive officer grants for an aggregate of 27,166 shares. The board of directors granted a stock option to Mr. Inkinen for his service as a member of the board of directors and the compensation committee approved a merit grant to Mr. Farnedi because his existing option grants were largely vested compared to other named executive officers and Trulia wanted to provide him with sufficient additional incentive to continue to align his interests with those of Trulia’s shareholders.

The following table summarizes the size of the equity award grants awarded to each named executive officer in 2012:

Named Executive Officer	Number of Shares of Common Stock Underlying Stock Options Granted in 2012
Peter Flint	—
Sami Inkinen	10,500
Sean Aggarwal	—
Paul Levine	—
Daniele Farnedi	16,666
Scott Darling	—

In addition to the grants described above, in July 2012, the compensation committee amended the sign-on stock option grants of Messrs. Aggarwal and Darling to remove the one-year vesting cliff and to provide for monthly vesting over the four-year vesting period. The compensation committee made this amendment because it wanted Messrs. Aggarwal and Darling to be able to participate as selling shareholders in connection with Trulia’s IPO and, absent the amendment, each of their sign-on grants would not have reached the one-year vesting cliff prior to the IPO.

Also in 2012, in connection with his confirmatory employment letter and in order to create parity among its named executive officers, Trulia amended Mr. Farnedi’s 2011 stock option grant to provide for the similar potential accelerated vesting benefits as its other named executive officers.

Trulia expects that the compensation committee may make discretionary equity grants shortly following the end of each year.

On March 5, 2013, the compensation committee approved equity awards for Trulia’s named executive officers in an aggregate amount of 294,375 shares subject to stock options and 69,375 restricted stock units. The following table summarizes the equity awards granted to each named executive officer on March 5, 2013:

Named Executive Officer	Number of Shares of Common Stock Underlying Stock Options Granted in 2013	Number of Shares of Common Stock Underlying Restricted Stock Units Granted in 2013
Peter Flint	225,000	—
Sean Aggarwal	33,750	33,750
Paul Levine	15,000	15,000
Daniele Farnedi	13,125	13,125
Scott Darling	7,500	7,500

Retirement and Other Benefits

Our named executive officers receive health and welfare benefits under the same programs and subject to the same terms and conditions as Trulia’s other salaried employees. These benefits include medical, dental, and vision benefits; health savings accounts; short-term and long-term disability insurance; accidental death and dismemberment insurance; and basic life insurance. In addition, to promote preventative health measures, Trulia reimburses all its employees for gym memberships.

Trulia’s named executive officers are eligible to participate in its 401(k) retirement savings plan on the same basis as its other employees who satisfy the plan’s eligibility requirements. Trulia may make discretionary contributions to the plan in any year, subject to certain limits. In 2012, Trulia made matching contributions under its 401(k) retirement savings plan to all eligible participants.

Generally, Trulia has not provided perquisites or other personal benefits to its named executive officers, other than those offered to its other salaried employees. However, in 2012, Trulia provided its CFO, who resides over 50 miles from Trulia’s offices in San Francisco, with an apartment in San Francisco for his use on a tax-neutral basis so long as Mr. Aggarwal is required to work in San Francisco. At the time of his hiring in 2011, Trulia believed that without providing this benefit, Trulia would not have been able to induce Mr. Aggarwal to join Trulia continued this benefit in 2012. Currently, Trulia does not view perquisites or other personal benefits as a component of its executive compensation program. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by the compensation committee.

Certain Arrangements with Executive Officers

In August 2012, Trulia entered into confirmatory employment letter agreements with Messrs. Flint and Farnedi that confirm the terms of their employment with us. In addition, the initial terms and conditions of employment for Messrs. Aggarwal, Levine and Darling are set forth in written offer letter agreements. Each of the agreements with Trulia’s named executive officers was negotiated on Trulia’s behalf by the CEO, who consulted with the board of directors, except for Trulia’s confirmatory employment letter agreement with Mr. Flint, which was negotiated on Trulia’s behalf by the board of directors. Trulia believes that the confirmatory employment letter and offer letter agreements were necessary to induce these individuals to forego other opportunities or, in the case of the offer letter agreements, to leave their current employment for the uncertainty of a demanding position in a new and unfamiliar organization.

In filling these executive positions, Trulia recognized that it would be necessary to recruit candidates with the requisite experience and skills. Accordingly, Trulia sought to develop competitive compensation packages to attract qualified candidates who could fill its most critical positions. At the same time, Trulia was sensitive to the need to integrate new executive officers into its existing executive compensation structure, balancing both competitive and internal equity considerations.

For a summary of the material terms and conditions of these executive offer letter agreements, see the section entitled “—Trulia Executive Confirmatory Employment Letter and Offer Letter Agreements.”

Severance and Change in Control Arrangements

The confirmatory employment letter and offer letter agreements and/or equity award agreements entered into with certain of Trulia’s named executive officers provide certain protections in the event of their termination of employment under specified circumstances, including following a change in control of Trulia. Trulia believes that these protections serve its executive retention objectives by helping its named executive officers maintain continued focus and dedication to their responsibilities to maximize shareholder value, including in the event of certain qualifying terminations of employment or a transaction that could result in a change in control of Trulia. The terms of these agreements were determined after review by the board of directors of Trulia’s retention goals for each named executive officer. For a summary of the material terms and conditions of these severance and change in control arrangements, see the section entitled “—Trulia Potential Payments Upon Termination or Change in Control.”

Other Compensation Policies

Stock Ownership Guidelines

At this time, the compensation committee has not adopted stock ownership guidelines with respect to Trulia’s named executive officers, although it may consider doing so in the future. In connection with its IPO,

Trulia established an insider trading policy that prohibits, among other things, short sales, hedging of stock ownership positions, and transactions involving derivative securities relating to its common stock.

Compensation Recovery Policy

At this time, Trulia has not implemented a policy regarding retroactive adjustments to any cash or equity-based incentive compensation paid to its executive officers and other employees where the payments were predicated upon the achievement of financial results that were subsequently the subject of a financial restatement. The compensation committee intends to adopt a general compensation recovery, or clawback, policy covering Trulia’s annual and long-term incentive award plans and arrangements after the SEC adopts final rules implementing the requirement of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Tax and Accounting Treatment of Compensation

Deductibility of Executive Compensation

Generally, Section 162(m) of the Internal Revenue Code disallows a tax deduction to any publicly-held corporation for any remuneration in excess of $1 million paid in any taxable year to its chief executive officer and to certain other highly compensated officers. Remuneration in excess of $1 million may be deducted if, among other things, it qualifies as “performance-based compensation” within the meaning of the Internal Revenue Code.

Under a certain Section 162(m) exception, certain compensation paid pursuant to a compensation plan in existence before the effective date of the IPO will not be subject to the $1 million limitation until the earliest of: (i) the expiration of the compensation plan, (ii) a material modification of the compensation plan (as determined under Section 162(m)), (iii) the issuance of all the employer stock and other compensation allocated under the compensation plan, or (iv) the first meeting of shareholders at which directors are elected after the close of the third calendar year following the year in which the offering occurs. Trulia expects that, where reasonably practicable, Trulia will seek to qualify the variable compensation paid to its executive officers under the “performance-based compensation” exemption from the deductibility limit. As such, in approving the amount and form of compensation for its executive officers in the future, Trulia will consider all elements of the cost to Trulia of providing such compensation, including the potential impact of Section 162(m). The compensation committee may, in its judgment, authorize compensation payments that do not comply with an exemption from the deductibility limit under Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Taxation of “Parachute” Payments and Deferred Compensation

Trulia did not provide any executive officer, including any named executive officer, with a “gross-up” or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G, 4999, or 409A of the Internal Revenue Code during fiscal 2012, and Trulia has not agreed and are not otherwise obligated to provide any named executive officer with such a “gross-up” or other reimbursement. Sections 280G and 4999 of the Internal Revenue Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits and that we, or a successor, may forfeit a deduction on the amounts subject to this additional tax. Section 409A also imposes additional significant taxes on the individual in the event that an executive officer, director, or other service provider receives “deferred compensation” that does not meet the requirements of Section 409A of the Internal Revenue Code.

Accounting for Stock-Based Compensation

Trulia follows Financial Accounting Standards Board Accounting Standards Codification Topic 718, or ASC Topic 718, formerly known as SFAS 123(R), for its equity-based awards. ASC Topic 718 requires companies to measure the compensation expense for all equity-based payment awards made to employees and directors, including stock options and restricted stock awards, based on the grant date “fair value” of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though Trulia’s executive officers may never realize any value from their awards. ASC Topic 718 also requires companies to recognize the compensation cost of their equity-based compensation awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award.

Risk Assessment and Compensation Practices

Trulia’s management assesses and discusses with the compensation committee its compensation policies and practices for its employees as they relate to Trulia’s overall risk management, and based upon this assessment, Trulia believes that any risks arising from such policies and practices are not reasonably likely to have a material adverse effect on it.

Summary Compensation Table

The following table provides information regarding the total compensation for services rendered in all capacities that was earned by each individual who served as a principal executive officer or principal financial officer of Trulia at any time during fiscal 2012, and Trulia’s three other named executive officers who were serving as executive officers as of December 31, 2012. These individuals were Trulia’s named executive officers for fiscal 2012.

Name and Principal Position	Year	Salary ($)	Option Awards ($) (1)			Bonus ($)			Non-Equity Incentive Plan Compensation ($) (2)		All Other Compensation ($) (3)			Total ($)
Peter Flint Chief Executive Officer	2012 2011	$278,917 241,667	$	— 674,654		$	— —		$	— —	$	— —		278,917 916,321
Sami Inkinen Former President*	2012 2011	72,917 233,333		124,874 551,990	(4)		— —			— —		142,201 7,000	(5)	339,992 792,323
Sean Aggarwal Chief Financial Officer	2012 2011	256,000 37,500		48,877 664,780	(4)		— 50,000	(7)		— 14,247		87,489 6,207	(6)	392,366 772,734
Paul Levine Chief Operating Officer	2012 2011	264,180 220,673		— 1,171,840			— —			— 48,219		6,933 5,833		271,113 1,446,565
Daniele Farnedi Chief Technology Officer	2012 2011	220,323 200,833		131,328 116,626			— —			— 23,000		6,106 6,662		357,757 347,121
Scott Darling Vice President, General Counsel, and Corporate Secretary	2012 2011	226,462 39,219		19,551 265,912	(4)		— —			— 8,356		8,750 —		254,736 313,487

*	Mr. Inkinen resigned as President in March 2012, but continues to serve as a member of the board of directors.
(1)	The amounts reported represent the aggregate grant-date fair value of the stock options awarded to the named executive officer in fiscal 2012, calculated in accordance with ASC Topic 718. Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the stock-based compensation note to Trulia’s audited financial statements included in this proxy statement/prospectus.
(2)

The amounts reported represent performance-based awards earned by each named executive officer based on the achievement of certain of Trulia’s and individual management goals and the individual’s target incentive compensation amount, pro-rated for fiscal 2011 based on their hire date, if applicable. The material terms of the incentive compensation awards are described in the section titled “—Executive Compensation Philosophy and Objectives—Elements of Executive Compensation—Annual Incentive Compensation.” The amounts were paid in February 2012.
(3)	Unless otherwise described in the footnotes below, the amounts reported represent the amount of the matching contributions made by Trulia to the named executive officer’s account under Trulia’s 401(k) plan.
(4)	Of the amount reported, $39,614 represents the incremental fair value, calculated in accordance with ASC Topic 718, as a result of material modifications to Mr. Inkinen’s stock options that extended the post-termination exercise period provided in the Transition Agreement.
(5)	Of the amount reported, $114,583 reflects a cash severance payment made to Mr. Inkinen pursuant to the Transition Agreement that Trulia entered into with him in connection with his termination of employment, and $25,801 of the amount reported reflects payment of accrued vacation.
(6)	Of the amount reported, $84,055 represents costs incurred by and reimbursed to Mr. Aggarwal in fiscal 2012 for housing costs in San Francisco as further discussed in “—Executive Confirmatory Employment Letter and Offer Letter Agreements—Sean Aggarwal.”
(7)	The amount represents a $50,000 sign-on bonus for Mr. Aggarwal earned in November 2011 when he joined, which was paid in January 2012.

Grants of Plan-Based Awards 2012

The following table presents information regarding grants of plan-based awards made to Trulia’s named executive officers during fiscal 2012.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($) (1)			All Other Option Awards: Number of Securities Underlying Options #		Exercise or Base Price of Option Awards ($/Sh) (2)	Grant Date Fair Value of Option Awards ($) (3)
Name	Grant Date	Threshold	Target
Peter Flint	—	—	$110,000	(4)	—		$—	$—
Sami Inkinen	9/19/2012	—	100,000	(5)	10,500	(6)	17.00	85,260
Sean Aggarwal	—	—	100,000	(7)	—		—	—
Paul Levine	—	—	100,000	(8)	—		—	—
Daniele Farnedi	7/27/2012	—	31,000	(9)	13,096	(10)	16.53	103,197
	7/27/2012	—	—		3,570	(10)	16.53	28,132
Scott Darling	—	—	50,000	(11)	—		—	—

(1)	The amounts represent target performance-based amounts payable at the time the grants of awards were made and assume the achievement of the corporate and individual components at the target levels for 2012. Payments under this plan are not subject to a minimum payment requirement but are subject to a maximum payment at the target amount. The material terms of the awards are discussed in the section entitled “—Executive Compensation Philosophy and Objectives—Elements of Executive Compensation—Annual Incentive Compensation.”.
(2)	The exercise price is set at the fair market value per share of Trulia’s common stock on the grant date. For a discussion of Trulia’s methodology for determining the fair value of its common stock, see the section entitled “Trulia Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation.”
(3)	The amounts reported represent the aggregate grant-date fair value of the stock options awarded to the named executive officer in fiscal 2012, calculated in accordance with ASC Topic 718. Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the notes to Trulia’s audited financial statements included in this proxy statement/prospectus.

(4)	Mr. Flint did not receive an annual incentive bonus for fiscal 2012. The targets underlying this bonus were not achieved and no bonus was paid.
(5)	Mr. Inkinen did not receive an annual incentive bonus for fiscal 2012. His employment was terminated prior to the end of the fiscal year and he was not eligible for a payment.
(6)	The stock option granted to Mr. Inkinen is not immediately exercisable and will vest in 9 successive equal monthly installments upon the completion of each month of service measured from the vesting commencement date.
(7)	Mr. Aggarwal was eligible to receive a $100,000 annual incentive bonus, subject to specific performance metrics. The targets underlying this bonus were not achieved and no bonus was paid.
(8)	Mr. Levine was eligible to receive a $100,000 annual incentive bonus, subject to specific performance metrics. The targets underlying this bonus were not achieved and no bonus was paid.
(9)	Mr. Farnedi was eligible to receive a $31,000 annual incentive bonus, subject to specific performance metrics. The targets underlying this bonus were not achieved and no bonus was paid.
(10)	The stock options granted to Mr. Farnedi are not immediately exercisable and will vest in 48 successive equal monthly installments upon the completion of each month of service measured from the vesting commencement date. In the event Mr. Farnedi’s employment is either terminated by Trulia without cause or he resigns for good reason within 12 months following a change in control, then, in each case, Mr. Farnedi will be entitled to accelerated vesting in 50% of the then-unvested shares subject to the stock option.
(11)	Mr. Darling was eligible to receive a $50,000 annual incentive bonus, subject to specific performance metrics. The targets underlying this bonus were not achieved and no bonus was paid.

Outstanding Equity Awards at Fiscal 2012 Year-End

The following table sets forth information regarding outstanding stock options held by Trulia’s named executive officers at the end of fiscal 2012:

	Option Awards (1)
	Vesting Commencement Date		Number of Securities Underlying Unexercised Options (#)			Option Exercise Price ($)	Option Expiration Date
Name			Exercisable		Unexercisable
Peter Flint	9/22/2009	(2)	266,339		61,465	$4.29	2/7/2021
Sami Inkinen	10/1/2012	(3)	2,333		8,167	17.00	9/19/2022
Sean Aggarwal	11/9/2011	(4)	241,772	(5)	—	5.55	11/8/2021
Paul Levine	2/14/2011		197,356		290,204	4.29	5/10/2021
Daniele Farnedi	1/18/2007 1/18/2011 7/27/2012	(2) (6)	132,254 27,152 1,388		— 29,514 15,278	0.15 4.29 16.53	1/30/2017 2/7/2021 7/27/2022
Scott Darling	10/31/2011	(4)	19,506		68,502	5.55	11/8/2021

(1)	Each stock option was granted pursuant to Trulia’s 2005 Plan. Unless otherwise described in the footnotes below, the stock options are not immediately exercisable. Unless otherwise described in the footnotes below, the shares of common stock subject to such stock options will vest over a four-year period, with 25% of the shares to vest upon completion of one year of service measured from the vesting commencement date, and the balance will vest in 36 successive equal monthly installments upon the completion of each additional month of service thereafter.
(2)	These stock options were granted to Messrs. Flint, Inkinen, and Farnedi on February 8, 2011. These options will vest in 48 successive equal monthly installments upon the completion of each month of service measured from the vesting commencement date.
(3)	This stock option was granted to Mr. Inkinen on September 19, 2012. This option will vest in 9 successive equal monthly installments upon the completion of each month of service measured from the vesting commencement date.

(4)	These stock options were granted to Messrs. Aggarwal and Darling on November 9, 2011. This option will vest in 48 successive equal monthly installments upon the completion of each month of service measured from the vesting commencement date.
(5)	The stock option granted to Mr. Aggarwal is immediately exercisable for any or all of the shares subject thereto. However, 176,293 unvested shares purchased under such option will be subject to repurchase by us, at the lower of the original price paid per share or the current fair market value per share, should he cease to provide services to Trulia prior to vesting in those shares.
(6)	This stock option was granted to Mr. Farnedi on July 27, 2012. This option will vest in 48 successive equal monthly installments upon the completion of each month of service measured from the vesting commencement date.

Option Exercises and Stock Vested

The following table presents information concerning the exercise of options during fiscal 2012 for each of Trulia’s named executive officers.

	Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)
Peter Flint	—	$—
Sami Inkinen	201,150	2,397,708
Sean Aggarwal	—	—
Paul Levine	48,200	516,222
Daniele Farnedi	20,300	301,455
Scott Darling	8,700	82,215

(1)	Reflects the difference between the market price of Trulia common stock at the time of exercise on the exercise date and the exercise price of the option.

Pension Benefits and Nonqualified Deferred Compensation

Trulia does not provide a pension plan for its employees, and none of its named executive officers participated in a nonqualified deferred compensation plan during 2012.

Executive Confirmatory Employment Letter and Offer Letter Agreements

Peter Flint

Trulia entered into a confirmatory employment letter agreement with Mr. Flint, Trulia’s CEO, in August 2012. The confirmatory employment letter agreement has no specific term and constitutes at-will employment. Mr. Flint is eligible for an annual incentive bonus of $110,000, subject to achievement of specific performance metrics. In addition, Mr. Flint was eligible for a one-time rollover bonus of $55,000 in the six months ended June 30, 2012 that was not earned.

Sami Inkinen

Trulia had not entered into an employment agreement or offer letter agreement with Mr. Inkinen. In 2012, in connection with his termination of employment, Trulia entered into a transition agreement with Mr. Inkinen. For a summary of the material terms and conditions of the transition agreement, see the section entitled “—Sami Inkinen Transition Agreement.”

Sean Aggarwal

Trulia entered into an offer letter agreement with Mr. Aggarwal, its CFO, in October 2011. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Aggarwal was provided with a $50,000 sign-on bonus payable within 30 days of his joining us. The sign-on bonus is subject to repayment if Mr. Aggarwal resigns within 12 months of his start date. Mr. Aggarwal is eligible for an annual incentive bonus of $100,000, subject to achievement of specific performance metrics. Mr. Aggarwal’s offer letter agreement provides that, in the event his employment is either terminated by Trulia without “cause” (as defined below) or he resigns for “good reason” (as defined below), within 12 months following a change in control, then, in each case, Mr. Aggarwal will be entitled to accelerated vesting in 50% of the then-unvested shares subject to his sign-on stock option award. Also, Trulia reimburses Mr. Aggarwal for an apartment in San Francisco on a tax-neutral basis so long as Mr. Aggarwal is required to work in San Francisco.

Paul Levine

Trulia entered into an offer letter agreement with Mr. Levine, its COO, in February 2011. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Levine is eligible for an annual incentive bonus of $100,000, subject to achievement of specific performance metrics. Mr. Levine’s offer letter agreement provides that, in the event his employment is either terminated by Trulia without “cause” (as defined below) or he resigns for “good reason” (as defined below), within 12 months following a change in control, then, in each case, Mr. Levine will be entitled to accelerated vesting in 50% of the then-unvested shares subject to his sign-on stock option award.

Daniele Farnedi

Trulia entered into a confirmatory employment letter agreement with Mr. Farnedi, its Vice President, Engineering, in August 2012. The confirmatory employment letter agreement has no specific term and constitutes at-will employment. Mr. Farnedi’s confirmatory employment letter agreement provides that Mr. Farnedi is eligible for an annual incentive bonus of $31,000, subject to achievement of specific performance metrics. Mr. Farnedi’s confirmatory employment letter agreement provides that, in the event his employment is either terminated by Trulia without “cause” (as defined below) or he resigns for “good reason” (as defined below), within 12 months following a change in control, then, in each case, Mr. Farnedi will be entitled to accelerated vesting in 50% of the then-unvested shares subject to the stock option granted to Mr. Farnedi in February 2011 and July 2012.

Scott Darling

Trulia entered into an offer letter agreement with Mr. Darling, its Vice President, General Counsel, and Corporate Secretary, in October 2011. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Darling is eligible for an annual incentive bonus of $50,000, subject to achievement of specific performance metrics. Mr. Darling’s offer letter agreement provides that, in the event his employment is either terminated by Trulia without “cause” (as defined below) or he resigns for “good reason” (as defined below), within 12 months following a change in control, then, in each case, Mr. Darling will be entitled to accelerated vesting in 50% of the then-unvested shares subject to his sign-on stock option award.

Definitions of Terms

For purposes of the offer letter agreements and confirmatory employment letter agreement with Mr. Farnedi, “cause” means dishonesty, fraud, serious misconduct, unauthorized use or disclosure of confidential information or trade secrets, or conduct prohibited by criminal law (except minor violations), in each case as determined by the board of directors, whose determination shall be conclusive and binding.

For purposes of the offer letter agreements of Messrs. Aggarwal, Levine, and Darling and the confirmatory employment letter agreement with Mr. Farnedi, “good reason” means:

•	A reduction in base compensation of greater than 25% due to a change in control;

•	The executive is subjected to discrimination, harassment or abuse as a result of race, color, religion, creed, sex, age, national origin, sexual orientation, or disability; or

•	Upon Trulia’s or Trulia’s successor’s request, the executive refuses to relocate to a facility or location outside the San Francisco Bay Area.

Sami Inkinen Transition Agreement

Trulia entered into a transition agreement and release with Sami Inkinen, Trulia’s former President, dated March 28, 2012. The agreement provides that Mr. Inkinen’s employment terminated on March 31, 2012 and in consideration for executing a release, Mr. Inkinen received: (1) continuing payments of his then-current base salary for six months; (2) continued eligibility to receive the rollover bonus described above on a pro-rated basis, subject to achievement of the 2012 performance measures; (3) reimbursement for mobile phone, voice, and data service expenses, up to $200 per month, for six months; and (4) COBRA reimbursements for a period of six months, or until Mr. Inkinen has secured other employment and has become eligible for health benefits from such new employer, whichever occurs first. Mr. Inkinen was paid $114,583 in severance pursuant to his Transition Agreement and also a payment of $25,801in accrued vacation.

As a part of the transition agreement, Mr. Inkinen agreed to continue to serve as a member of Trulia’s board of directors until at least December 31, 2013. Trulia will reimburse Mr. Inkinen for reasonable travel and other incidental expenses approved by Trulia related to director service, so long as Mr. Inkinen provides Trulia with appropriate receipts or other relevant documentation.

The transition agreement also provides that Mr. Inkinen will continue to vest in his outstanding stock option through September 30, 2012. Mr. Inkinen will be entitled to exercise his outstanding stock option until the later of one year after Mr. Inkinen ceases to provide any services to Trulia or December 31, 2013 (but in no event later than the original 10-year expiration date set forth in the grant notice related to such stock option).

Potential Payments Upon Termination or Change in Control

The following table provides information concerning the estimated payments and benefits that would be provided in the circumstances described above for each of Trulia’s named executive officers. For purposes of the table, a qualifying termination of employment is considered “in connection with a change in control” if such involuntary termination without cause or voluntary termination for good reason occurs within the period 12 months, unless otherwise described in the footnotes below, following the “change in control” (as defined in each agreement). Payments and benefits are estimated assuming that the triggering event took place on December 31, 2012. There can be no assurance that an actual triggering event would produce the same or similar results as those estimated below if such event occurs on any other date or at any other price, or if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

Named Executive Officer	Accelerated Vesting of Options ($) (1)
Peter Flint	$734,507	(2)
Sami Inkinen	—	(3)
Sean Aggarwal	942,286	(4)
Paul Levine	1,733,969	(5)
Daniele Farnedi	176,346	(6)
Scott Darling	366,143	(7)

(1)	The amounts represent the intrinsic value of the stock options that would vest on an accelerated basis in connection with such termination. Such intrinsic value is determined by multiplying (a) the amount by which the fair market value per share of Trulia common stock on December 31, 2012 of $16.24 exceeded the exercise price per share in effect under each option by (b) the number of unvested shares that vest on an accelerated basis under such option.
(2)	Trulia has entered into an agreement with Mr. Flint that provides for 25% acceleration of unvested shares following a change in control and 100% acceleration of unvested shares if, within 12 months following a change in control, Mr. Flint is involuntarily terminated without cause (as defined in the notice of grant) or voluntarily terminates for good reason (as defined in the notice of grant). As of December 31, 2012, 61,465 shares of common stock subject to Mr. Flint’s option would have accelerated if his employment had been terminated in connection with a change in control.
(3)	Trulia has entered into an agreement with Mr. Inkinen that provides for 100% acceleration of unvested shares following a change in control. As of December 31, 2012, 8,167 shares of common stock subject to Mr. Inkinen’s option would have accelerated in connection with a change in control.
(4)	Trulia has entered into an agreement with Mr. Aggarwal that provides for 50% acceleration of unvested shares if, within 12 months following a change in control, Mr. Aggarwal is involuntarily terminated without cause (as defined in the notice of grant) or voluntarily terminates for good reason (as defined in the notice of grant). As of December 31, 2012, 88,147 shares of common stock subject to Mr. Aggarwal’s option would have accelerated if his employment had been terminated in connection with a change in control.
(5)	Trulia has entered into an agreement with Mr. Levine that provides for 50% acceleration of unvested shares if, within 12 months following a change in control, Mr. Levine is involuntarily terminated without cause (as defined in the notice of grant) or voluntarily terminates for good reason (as defined in the notice of grant). As of December 31, 2012, 145,102 shares of common stock subject to Mr. Levine’s option would have accelerated if his employment had been terminated in connection with a change in control.
(6)	Trulia has entered into an agreement with Mr. Farnedi that provides for 50% acceleration of unvested shares subject his February 2011 and July 2012 stock option grants if, within 12 months following a change in control, Mr. Farnedi is involuntarily terminated without cause (as defined in the notice of grant) or voluntarily terminates for good reason (as defined in the notice of grant). As of December 31, 2012, 22,396 shares of common stock subject to Mr. Farnedi’s option would have accelerated if his employment had been terminated in connection with a change in control.
(7)	Trulia has entered into an agreement with Mr. Darling that provides for 50% acceleration of unvested shares if, within 12 months following a change in control, Mr. Darling is involuntarily terminated without cause (as defined in the notice of grant) or voluntarily terminates for good reason (as defined in the notice of grant). As of December 31, 2012, 34,251 shares of common stock subject to Mr. Darling’s option would have accelerated if his employment had been terminated in connection with a change in control.

Subsequent Events

In May 2013, Trulia’s compensation committee approved awards of restricted stock units, including restricted stock units subject to time-based vesting, or the Time-Based RSUs, and/or restricted stock units subject to both performance-based vesting and time-based vesting, or the Performance-Based RSUs, to be granted to certain Trulia employees, including Trulia’s named executive officers, under Trulia’s 2012 Equity Incentive Plan, or the 2012 Plan, subject to, and effective upon, the closing of the acquisition of Market Leader and contingent upon the approval of the amendment and restatement of the 2012 Plan at the 2013 Annual Meeting of Stockholders. If the closing of Market Leader has not occurred by October 31, 2013, the restricted stock grants will be void.

The following table shows the shares issuable upon the vesting of each restricted stock unit award for each Trulia named executive officer:

Named Executive Officer	Time-Based RSUs	Performance- Based RSU
Peter Flint*	—	300,000
Sean Aggarwal*	—	250,000
Paul Levine*	—	250,000
Daniele Farnedi	7,500	22,500
Scott Darling	7,500	22,500

*	indicates a designated participant

Awards of Time-Based Restricted Stock Units to Named Executive Officers

The Time-Based RSUs are subject to 24-months vesting and shall vest as to 50% of the number restricted stock units granted (rounded down) on Trulia’s first quarterly vesting date that is after the one-year anniversary of the closing of the Market Leader acquisition, subject to the holder’s continued service through such date. On each of the next four Trulia quarterly vesting dates, 1/8th of the number of restricted stock units granted (rounded down) shall vest, subject to the holder’s continued service through each such date.

With respect to Time-Based RSUs granted to named executive officers, if there is (i) a change in control and (ii) such named executive officer’s status as a service provider terminates on grounds that would entitle him to accelerated vesting of equity awards under the “double-trigger” change in control protection for equity awards currently in place as of May 29, 2013, then 50% of the remaining Time-Based RSUs will immediately vest and become settled within 60 days following the event that gave rise to such acceleration.

Awards of Performance Based Restricted Stock Units to Named Executive Officers

The Performance-Based RSUs are subject to the attainment of a Trulia performance milestone as well as a continued service requirement after the milestone is achieved. The Performance-Based RSUs generally only become eligible to vest if Trulia’s stock price is in excess of $48.40 for 20 trading days in a 30 consecutive trading day period during an 18-month period that begins on the first trading day on or after the first Trulia earnings release date to occur after the 12-month anniversary of the closing of the Market Leader acquisition, or the Achievement Window. For the avoidance of doubt, the performance milestone must occur during the Achievement Window to be considered achieved. Except with respect to designated participants, if the performance milestone is not achieved during the Achievement Window, then all Performance-Based RSUs will be forfeited following the expiration of the Achievement Window. With respect to designated participants, if, and only if, the performance milestone is not achieved following the expiration of the Achievement Window, then a certain number of the Performance-Based RSUs, or the Remainder RSUs, would remain eligible to vest as opposed to forfeiting (see discussion of Remainder RSUs below). Remainder RSUs allow designated participants who received zero Time-Based RSUs to earn some value for the Performance-Based RSUs by continued service even if the performance milestone is not achieved during the Achievement Window. For the avoidance of doubt, there would be no Remainder RSUs eligible to vest if the performance milestone is achieved during the Achievement Window.

Once the performance milestone has been achieved, then a holder must satisfy a service requirement in order to vest. After achievement of the performance milestone, Performance-Based RSUs will vest as to 1/6th of the RSUs on Trulia’s first quarterly vesting date that is after the date of the achievement of the performance milestone during the Achievement Window, subject to the holder’s continued service through such date. On each of the next five Trulia quarterly vesting dates thereafter, 1/6th of the number of RSUs granted (rounded down) will vest, subject to the holder’s continued service through each such date.

If, after the performance milestone has been achieved, a named executive officer’s status as a service provider terminates on account of death or disability, then 100% of the remaining Performance-Based RSUs will immediately vest and become settled within 60 days following such death or disability.

With respect to designated participants, if, and only if, the performance milestone is not achieved during the Achievement Window, each designated participant will remain eligible to vest in a certain number of Remainder RSUs as follows: Peter Flint 60,000 restricted stock units, Sean Aggarwal 30,000 restricted stock unit and Paul Levine 30,000 restricted stock units. The Remainder RSUs shall vest over a 24-month period in eight equal quarterly installments following the end of the Achievement Window, subject to the holder’s continued service through each such date.

With respect to the named executive officers, if after the date the performance milestone is achieved (or for designated participants after the performance milestone is not achieved), there is (i) a change in control and (ii) such named executive officer’s status as a service provider terminates on grounds that would entitle him to accelerated vesting of equity awards under the “double-trigger” change in control protection for equity awards currently in place as of May 29, 2013, then 50% of the remaining Performance-Based RSUs and/or Remainder RSUs will immediately vest and become settled within 60 days following the event gave rise to such acceleration.

Employee Benefit and Stock Plans

2012 Equity Incentive Plan

Trulia’s board of directors has adopted, and its shareholders have approved, a 2012 Equity Incentive Plan, or the 2012 Plan. The 2012 Plan became effective on the business day immediately prior to the effective date of the registration statement in connection with Trulia’s IPO. The 2012 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to Trulia’s employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units, and performance shares to Trulia’s employees, directors, and consultants and its parent and subsidiary corporations’ employees and consultants.

Authorized Shares. As of December 31, 2012, a total of 2,370,000 shares of Trulia common stock have been reserved for issuance pursuant to the 2012 Plan, which number excludes the 1,102,112 shares that were added to the 2012 Plan as a result of the automatic annual increase on January 1, 2013. In addition, the shares reserved for issuance under the 2012 Plan also include shares returned to the 2005 Plan as the result of expiration or termination of awards (provided that the maximum number of shares that may be added to the 2012 Plan pursuant to this provision is 1,000,000 shares). The number of shares available for issuance under the 2012 Plan will also include an annual increase on the first day of each fiscal year, equal to the least of:

•	2,100,000 shares;

•	4% of the outstanding shares of Trulia common stock as of the last day of Trulia’s immediately preceding year; or

•	such other amount as the board of directors may determine.

Plan Administration. Trulia’s board of directors or the compensation committee will administer the 2012 Plan. Subject to the provisions of the 2012 Plan, the administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards, and the form of consideration, if any, payable upon exercise. The administrator also has the authority to amend existing awards to reduce their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards with a higher or lower exercise price.

Stock Options. The exercise price of options granted under the 2012 Plan must at least be equal to the fair market value of Trulia common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any employee who owns more than 10% of the voting power of all classes of Trulia’s outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value of its common stock on the grant date. Subject to the provisions of the 2012 Plan, the administrator determines the term of all other options. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights. Stock appreciation rights may be granted under the 2012 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of shares of Trulia common stock between the exercise date and the date of grant. Subject to the provisions of the 2012 Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of Trulia common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock. Restricted stock may be granted under the 2012 Plan. Restricted stock awards are grants of shares of Trulia common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director, or consultant. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Shares of restricted stock that do not vest are subject to Trulia’s right of repurchase or forfeiture.

Restricted Stock Units. Restricted stock units may be granted under the 2012 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of Trulia common stock. The administrator determines the terms and conditions of restricted stock units, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Units and Performance Shares. Performance units and performance shares may be granted under the 2012 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of Trulia common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

Outside Directors. The 2012 Plan provides that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under the 2012 Plan.

Non-Transferability of Awards. Unless the administrator provides otherwise, the 2012 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in Trulia’s capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2012 Plan, the administrator will adjust the number and class of shares that may be delivered under the Plan and/or the number, class, and price of shares covered by each outstanding award, and the numerical share limits set forth in the 2012 Plan. In the event of Trulia’s proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control. The 2012 Plan provides that in the event of a merger or change in control, as defined under the 2012 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. If the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options, restricted stock units and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock will lapse, all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions will be deemed met.

Amendment, Termination. Trulia’s board of directors has the authority to amend, suspend, or terminate the 2012 Plan provided such action does not impair the existing rights of any participant. The 2012 Plan automatically terminates in 2022, unless Trulia terminates it sooner.

2005 Stock Incentive Plan, as amended

Trulia’s board of directors adopted the 2005 Plan in June 2005, and Trulia shareholders approved it in June 2005. The 2005 Plan was most recently amended in February 2012. The 2005 Plan was terminated in connection with Trulia’s IPO, but will continue to govern awards previously granted thereunder.

Authorized Shares. The 2005 Plan has terminated and no shares are available for the grant of future equity awards thereunder. The 2005 Plan provided for the grant of incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights, stock awards, restricted stock, and restricted stock units. As of December 31, 2012, options to purchase 3,361,873 shares of Trulia common stock remained outstanding under the 2005 Plan (which includes 101,108 shares to be sold in this offering by certain selling shareholders upon the exercise of options).

Plan Administration. The compensation committee currently administers Trulia’s 2005 Plan. Subject to the provisions of the 2005 Plan, the administrator has the power to interpret and administer Trulia’s 2005 Plan and any agreement thereunder and to determine the terms of awards (including the recipients), the number of shares subject to each award, the exercise price (if any), the fair market value of a share of Trulia common stock, the vesting schedule applicable to the awards together with any vesting acceleration, and the terms of the award agreement for use under Trulia’s 2005 Plan. The administrator may, at any time, authorize the issue of new awards for the surrender and cancellation of any outstanding award with the consent of a participant. The administrator may also buy out an award previously granted for cash, shares, or other consideration as the administrator and the participant may agree.

Options. Stock options may be granted under Trulia’s 2005 Plan. The exercise price per share of all options must equal at least 85% of the fair market value per share of Trulia common stock on the date of grant, and the exercise price per share of incentive stock options must equal at least 100% of the fair market value per share of Trulia common stock on the date of grant. The term of an incentive stock option may not exceed 10 years. An incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of Trulia stock, or any parent or subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value per share of Trulia common stock on the date of grant. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares, or certain other property, or other consideration acceptable to the administrator. After the termination of service of an employee, director, or consultant, the participant may generally exercise his or her options, to the extent vested as of such date of termination, for three months after termination. If termination is due to death, disability or retirement, the option will generally remain exercisable, to the extent vested as of such date of termination, until the one-year anniversary of such termination. However, in no event may an option be exercised later than the expiration of its term. If termination is for cause, then an option automatically expires upon first notification to the participant of such termination.

Stock Appreciation Rights. Stock appreciation rights may be granted under the 2005 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of shares of Trulia common stock between the exercise date and the date of grant. Subject to the provisions of the 2005 Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of Trulia common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right granted in tandem with an option will be equal to the exercise price of the related option.

Stock Awards. Stock awards may be granted under Trulia’s 2005 Plan. Stock awards are grants of shares of Trulia common stock, the rights of ownership of which are not subject to restrictions prescribed by the administrator.

Restricted Stock. Restricted stock may be granted under Trulia’s 2005 Plan. Restricted stock awards are grants of shares of Trulia common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest, and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator.

Stock Units. Stock units may be granted under the 2005 Plan. Stock units are bookkeeping entries representing an amount equal to the fair market value of one share of Trulia common stock. The administrator determines the terms and conditions of restricted stock units, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion may accelerate the time at which any restrictions will lapse or be removed.

Transferability of Awards. Trulia’s 2005 Plan generally does not allow for the transfer of awards, and only the recipient of an award may exercise such an award during his or her lifetime.

Certain Adjustment. In the event of certain changes in Trulia’s capitalization, the number of shares reserved under the 2005 Plan, the exercise prices of and the number of shares subject to outstanding options, and the purchase price of and the numbers of shares subject to outstanding awards will be proportionately adjusted, subject to any required action by the board of directors.

Merger or Change in Control. Trulia’s 2005 Plan provides that, in the event of a merger, change in control, or other company transaction, as defined under the 2005 Plan, each outstanding award may be assumed or substituted for an equivalent award. In the event that awards are not assumed or substituted for, then the vesting of outstanding awards will be accelerated, and stock options will become exercisable in full prior to such corporate transaction. Stock options will then generally terminate immediately prior to the corporate transaction.

Amendment, Termination. Trulia’s board of directors may amend the 2005 Plan at any time, provided that such amendment does not impair the rights under outstanding awards without the award holder’s written consent. Upon completion of the IPO, Trulia’s 2005 Plan was terminated and no further awards will be granted thereunder. All outstanding awards will continue to be governed by their existing terms.

SMT Bonus Plan

Trulia’s SMT Bonus Plan, or the Bonus Plan, was adopted by the compensation committee in March 2012. The Bonus Plan allows the compensation committee to provide cash incentive awards to selected executives, officers, or key employees, including Trulia’s named executive officers, based upon performance goals established by the compensation committee.

Under the Bonus Plan, the compensation committee determines the performance goals applicable to any award, which goals may include, without limitation: attainment of research and development milestones; bookings; business divestitures and acquisitions; cash flow; cash position; contract awards or backlog; customer renewals; customer retention rates from an acquired company, business unit, or division; earnings (which may include earnings before interest, taxes, depreciation and amortization, earnings before taxes, and net earnings); earnings per share; expenses; gross margin; growth in shareholder value relative to the moving average of the S&P 500 Index or another index; internal rate of return; inventory turns; inventory levels; market share; net income; net profit; net sales; new product development; new product invention or innovation; number of customers; operating cash flow; operating expenses; operating income; operating margin; overhead or other expense reduction; product defect measures; product release timelines; productivity; profit; return on assets; return on capital; return on equity; return on investment; return on sales; revenue; revenue growth; sales results; sales growth; stock price; time to market; total shareholder return; working capital; and individual objectives such as peer reviews or other subjective or objective criteria. Performance goals that include Trulia’s financial results may be determined in accordance with GAAP or such financial results may consist of non-GAAP financial measures and any actual results may be adjusted by the compensation committee for one-time items or unbudgeted or unexpected items when determining whether the performance goals have been met. The goals may be on the basis of any factors the compensation committee determines relevant, and may be adjusted on an individual, divisional, business unit, or company-wide basis. The performance goals may differ from participant to participant and from award to award.

The compensation committee may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in the compensation committee’s discretion. The compensation committee may determine the amount of any reduction on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.

Actual awards are paid in cash only after they are earned, which usually requires continued employment through the date a bonus is paid. Payment of bonuses occurs as soon as administratively practicable after they are earned, but no later than the dates set forth in the Bonus Plan.

The compensation committee has the authority to amend, alter, suspend or terminate the Bonus Plan provided such action does not impair the existing rights of any participant with respect to any earned bonus.

401(k) Plan

Trulia maintains a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. All participants’ interests in their deferrals are 100% vested when contributed. In fiscal 2012, Trulia made matching contributions into the 401(k) plan. Trulia’s contributions to the 401(k) plan are discretionary and fully vested when contributed. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan, and all contributions are deductible by Trulia when made.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF TRULIA

In addition to compensation arrangements, including employment, termination of employment and change in control arrangements and indemnification arrangements, discussed, when required, in the sections titled “Trulia Management” and “Trulia Executive Compensation” and the registration rights described in the section titled “Description of Trulia Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2010 and each currently proposed transaction in which:

•	Trulia has been or is to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of Trulia’s directors, executive officers, or holders of more than 5% of Trulia capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Transition Agreement

Trulia entered into a transition agreement and release with Sami Inkinen, former President, of Trulia, dated March 28, 2012. For a more detailed description of this agreement, see the section entitled “Trulia Executive Compensation.”

Letter Agreements

In January 2012, Trulia entered into a letter agreement with Gregory Waldorf, a non-employee member the Trulia board of directors. See the section entitled “Trulia Management—Non-Employee Director Compensation—Gregory Waldorf Letter Agreement” for a more detailed description of this agreement.

In May 2012, Trulia entered into a letter agreement with Erik Bardman, a non-employee member of Trulia’s board of directors. See the section entitled “Trulia Management—Non-Employee Director Compensation — Erik Bardman Letter Agreement” for a more detailed description of this agreement.

Executive Confirmatory Employment Letter and Offer Letter Agreements

Trulia has entered into confirmatory employment letter and offer letter agreements with certain executive officers. See the section entitled “Trulia Executive Compensation—Trulia Executive Confirmatory Employment Letter and Offer Letter Agreements” for more information regarding these agreements.

Other Transactions

Trulia has granted stock options to its executive officers and certain of its directors. See the sections entitled “Trulia Executive Compensation—Grants of Plan-Based Awards Table” and “Trulia Management—Non-Employee Director Compensation” for a description of these options.

Trulia has entered into change in control arrangements with certain of its executive officers that, among other things, provide for certain severance and change in control benefits. See the section entitled “Trulia Executive Compensation—Potential Payments upon Termination or Change in Control” for more information regarding these agreements.

Other than as described above under the section titled “Certain Relationships and Related Person Transactions of Trulia,” since January 1, 2010, Trulia has not entered into any transactions, nor are there any currently proposed transactions, other than the merger, between Trulia and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. Trulia believes the terms of the transactions described above were comparable to terms it could have obtained in arm’s-length dealings with unrelated third parties.

Limitation of Liability and Indemnification of Officers and Directors

Trulia’s amended and restated certificate of incorporation contains provisions that limit the liability of its directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, directors will not be personally liable to either Trulia or its shareholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to Trulia or its shareholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of Trulia’s directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

Trulia’s amended and restated bylaws provide that Trulia will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was a director or officer of Trulia or is or was serving at Trulia’s request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Trulia’s amended and restated bylaws provide that Trulia may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was an employee or agent of Trulia or is or was serving at Trulia’s request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Trulia’s amended and restated bylaws also provide that it must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, Trulia entered into indemnification agreements with each of its directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require Trulia, among other things, to indemnify its directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require Trulia to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding.

The limitation of liability and indemnification provisions included in Trulia’s amended and restated certificate of incorporation, bylaws, and in indemnification agreements that Trulia has entered into with its directors and executive officers may discourage shareholders from bringing a lawsuit against its directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against Trulia’s directors and executive officers, even though an action, if successful, might benefit Trulia and other shareholders. Further, a shareholder’s investment may be adversely affected to the extent that Trulia pays the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions.

Trulia maintains insurance policies under which, subject to the limitations of the policies, coverage is provided to directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to Trulia with respect to payments that may be made by Trulia to these directors and executive officers pursuant to its indemnification obligations or otherwise as a matter of law.

Certain non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of Trulia’s board of directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Trulia pursuant to the foregoing provisions, Trulia been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

The audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” between Trulia and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Trulia has adopted a policy regarding transactions between it and related persons. For purposes of this policy, a related person is defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of Trulia common stock, in each case since the beginning of the most recently completed year, and their immediate family members. Trulia’s audit committee charter provides that the audit committee shall review and approve or disapprove any related party transactions.

TRULIA SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of Trulia’s common stock as of June 30, 2013, for:

•	each of Trulia’s executive officers named in the 2012 Summary Compensation Table;

•	each of Trulia’s directors;

•	all of Trulia’s directors and executive officers as a group; and

•	each person known by Trulia to be the beneficial owner of more than five percent of any class of Trulia’s voting securities.

Trulia has determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to Trulia’s securities. Unless otherwise indicated below, to Trulia’s knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. Trulia has deemed shares of Trulia common stock subject to options that are currently exercisable or exercisable within 60 days of June 30, 2013 to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

Trulia has based percentage ownership of its common stock on 32,285,525 shares of Trulia common stock outstanding as of June 30, 2013. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Trulia, Inc., 116 New Montgomery Street, Suite 300, San Francisco, California 94105.

	Common Stock Beneficially Owned
Name of Beneficial Owner	Shares	Percentage
Executive Officers and Directors:
Peter Flint (1)	2,545,909	7.80%
Sean Aggarwal (2)	250,209	*
Paul Levine (3)	215,399	*
Daniele Farnedi (4)	163,796	*
Scott Darling (5)	25,483	*
Erik Bardman (6)	24,500	*
Sami Inkinen (7)	1,094,003	3.39%
Robert Moles (8)	103,175	*
Theresia Gouw (9)	123,660	*
Gregory Waldorf (10)	95,032	*
All executive officers and directors as a group (10 persons) (11)	4,641,166	13.88%

5% Shareholders:
Caledonia (Private) Investments Pty Limited (12)	4,255,525	13.18%
Wellington Management Company, LLP (13)	3,625,747	11.23%

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of Trulia common stock.
(1)	Consists of (i) 1,589,959 shares held of record by Mr. Flint, (ii) 606,851 shares held of record by the Peter Flint 2 Year Grantor Retained Annuity Trust for which Mr. Flint serves as trustee, and (iii) 349,099 shares subject to outstanding options which are exercisable as of August 29, 2013. Mr. Flint has sole voting and investment power with respect to the shares held in the Peter Flint 2 Year Grantor Retained Annuity Trust.
(2)	Consists of 245,990 shares subject to outstanding options which are exercisable as of August 29, 2013, 109,993 of which will be vested as of August 29, 2013.

(3)	Consists of (i) 46,619 shares held of record by Mr. Levine and (ii) 166,905 shares subject to outstanding options which are exercisable as of July 30, 2013, all of which will be vested as of August 29, 2013.
(4)	Consists of 162,155 shares subject to outstanding options which are exercisable as of August 29, 2013, all of which will be vested as of August 29, 2013.
(5)	Consists of 24,545 shares subject to outstanding options which are exercisable as of August 29, 2013, all of which will be vested as of August 29, 2013.
(6)	Consists of 24,500 shares subject to outstanding options which are exercisable as of August 29, 2013, all of which will be vested as of August 29, 2013.
(7)	Consists of (i) 1,083,503 shares held of record by Mr. Inkinen and (ii) 10,500 shares subject to outstanding options which are exercisable as of August 29, 2013, all of which will be vested as of August 29, 2013.
(8)	Consists of 103,175 shares subject to outstanding options which are exercisable as of August 29, 2013, all of which will be vested as of August 29, 2013.
(9)	Consists of (i) 95,331 shares held of record by Brookline Living Trust, dated August 7, 2003 (the “Brookline Living Trust”), for which Ms. Gouw serves as a trustee, (ii) 17,829 shares held of record by the Theresia Gouw Ranzetta Accel IX GRAT (the “Accel IX GRAT” and, together with the Brookline Living Trust, the “Gouw Trusts”), and (iii) 10,500 shares subject to outstanding options which are exercisable as of August 29, 2013, all of which will be vested as of August 29, 2013. Ms. Gouw has sole voting and investment power over the Gouw Trusts.
(10)	Consists of (i) 14,495 shares held of record by Mr. Waldorf; (ii) 31,537 shares held of record by GLW 2004 Revocable Trust dated 11/15/2004 for which Mr. Waldorf serves as trustee (the “Waldorf 2004 Trust”); and (iii) 49,000 shares subject to outstanding options which are exercisable as of August 29, 2013, all of which will be vested as of August 29, 2013. Mr. Waldorf has sole voting and investment power over the Waldorf 2004 Trust’s shares.
(11)	Consists of (i) 3,486,124 shares held of record by Trulia’s current directors and executive officers and (ii) 1,146,369 shares subject to outstanding options which are exercisable as of August 29, 2013, 1,010,372 of which will be vested as of August 29, 2013.
(12)	According to a Schedule 13G/A filed on March 22, 2013, Caledonia (Private) Investments Pty Limited beneficially owns 4,255,525 shares of Trulia common stock. The principal address of Caledonia (Private) Investments Pty Limited is Level 18, Gateway, One Macquarie Place, Sydney NSW 2000, Australia.
(13)	According to a Schedule 13G filed on May 10, 2013, Wellington Management Company, LLP beneficially owns 3,625,747 shares of Trulia common stock. The principal address of Wellington Management Company, LLP is 280 Congress Street, Boston, MA 02210, United States.

MARKET LEADER SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of Market Leader’s common stock as of June 30, 2013, for:

•	each of Market Leader’s named executive officers, as determined for purposes of Market Leader’s most recent annual proxy statement;

•	each of Market Leader’s directors;

•	all of Market Leader’s directors and executive officers as a group; and

•	each person known by Market Leader to be the beneficial owner of more than five percent of any class of Market Leader’s voting securities.

Market Leader has determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to Market Leader’s securities. Unless otherwise indicated below, to Market Leader’s knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. Market Leader has deemed shares of Market Leader common stock subject to options that are currently exercisable or exercisable within 60 days of June 30, 2013 to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

Market Leader has based percentage ownership of its common stock on 27,329,352 shares of Market Leader common stock outstanding as of June 30, 2013. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Market Leader, Inc., 11332 NE 122nd Way, Suite 200, Kirkland, WA 98034.

	Common Stock Beneficially Owned
Name of Beneficial Owner	Shares	Percentage
Executive Officers and Directors:
Jon Gacek (1)	132,000	*
Michael Galgon (2)	125,000	*
Nicolas Hanauer (3)	1,345,131	4.9%
Frank (“Pete”) Higgins (4)	1,453,572	5.3%
Richard Mendenhall (1)	102,000	*
Ian Morris (5)	1,142,841	4.0%
Jacqueline Davidson (6)	749,935	2.7%
All executive officers and directors as a group (7 persons) (7)	5,050,479	17.2%

5% Shareholders:
LMM, LLC
Legg Mason Capital Management Opportunity Trust (8) 100 International Drive Baltimore, MD 21202	2,121,795	7.8%

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of Market Leader common stock.
(1)	Represents shares of common stock issuable upon the exercise of options that are exercisable within 60 days of June 30, 2013.
(2)	Includes 40,000 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of June 30, 2013.

(3)	Includes 1,263,131 shares of common stock held by the Nick and Leslie Hanauer Foundation, of which Mr. Hanauer serves as the President and Treasurer. The reporting of these shares as beneficially owned by Mr. Hanauer shall not be construed as an admission that Mr. Hanauer is the beneficial owner of such shares for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 or otherwise. Also includes 82,000 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of June 30, 2013.
(4)	Includes 102,000 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of June 30, 2013.
(5)	Includes 961,875 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of June 30, 2013.
(6)	Includes 616,250 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of June 30, 2013.
(7)	Includes 2,036,125 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of June 30, 2013.
(8)	This information and the information in this footnote are based solely on Amendment No. 9 on Schedule 13G filed on June 7, 2013 by LMM LLC and Legg Mason Capital Management Opportunity Trust (“Legg Mason”) , a portfolio of Legg Mason Investment Trust, Inc. According to the Schedule 13G, Legg Mason has shared voting power and dispositive power with respect to 2,003,695 shares, while LMM LLC has shared voting power and dispositive power with respect to 2,121,795 shares.

ADVISORY VOTE ON MERGER-RELATED COMPENSATION

Market Leader is providing its shareholders with the opportunity to vote, on a non-binding, advisory basis, to approve the agreements or understandings between Market Leader’s named executive officers and Market Leader concerning compensation that is based on or otherwise relates to the merger, as required by Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, which were enacted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. This proposal, commonly known as the “say on golden parachute” vote, gives Market Leader shareholders the opportunity to vote on a non-binding, advisory basis on such agreements or understandings and the related compensation that will or may be paid to its named executive officers in connection with the merger. This non-binding, advisory proposal relates only to already existing contractual obligations of Market Leader that may result in a payment or benefit to Market Leader’s named executive officers in connection with, or following, the consummation of the merger and does not relate to any new compensation or other arrangements between Market Leader’s named executive officers and Trulia or any of its subsidiaries.

The compensation payments that Market Leader’s named executive officers may be entitled to receive in connection with the merger are summarized in the table entitled “Golden Parachute Compensation” under the section entitled “The Merger—Interests of Market Leader’s Directors and Executive Officers in the Merger—Quantification of Potential Payments to Market Leader Named Executive Officers in Connection with the Merger.”

The Market Leader board of directors encourages you to carefully review the compensation information disclosed in this proxy statement/prospectus, including in the table described above.

The Market Leader board of directors unanimously recommends that the Market Leader shareholders approve the following resolution:

“RESOLVED, that the shareholders of Market Leader approve, solely on a non-binding, advisory basis, the agreements or understandings between Market Leader’s named executive officers and Market Leader and the related compensation that will or may be paid to its named executive officers in connection with the merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the “Golden Parachute Compensation” table and the related narrative disclosures in the section of the proxy statement/prospectus entitled “The Merger—Interests of Market Leader’s Directors and Executive Officers in the Merger—Quantification of Potential Payments to Market Leader Named Executive Officers in Connection with the Merger.”

The vote on the merger-related compensation payments is a vote separate and apart from the vote on the adoption of the merger agreement and is not a condition to completion of the merger. Accordingly, you may vote to adopt the merger agreement and vote not to approve the merger-related compensation payments proposal and vice versa. This proposal is merely an advisory vote and will not be binding on Market Leader or Trulia or the Market Leader board of directors regardless of whether the merger agreement is adopted. Further, the underlying agreements and understandings are contractual in nature and not, by their terms, subject to shareholder approval. Regardless of the outcome of the advisory vote, if the merger is completed, Market Leader’s named executive officers will be eligible to receive the merger-related compensation payments and benefits, in accordance with the terms and conditions applicable to those payments and benefits.

Approval of this non-binding, advisory merger-related compensation payments proposal requires the affirmative vote of the holders of a majority of the shares of Market Leader common stock present, in person or by proxy, at the special meeting and entitled to vote thereon, provided a quorum is present. Abstentions and broker non-votes are not counted as votes “for” or “against” this proposal and therefore do not affect the outcome. If you fail to submit a proxy and do not attend the special meeting in person, or if you do not provide your broker or other nominee with voting instructions on the proposal, your shares of Market Leader common stock will have no effect on this proposal.

THE MARKET LEADER BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE APPROVAL, ON A NON-BINDING, ADVISORY BASIS, OF THE MERGER-RELATED COMPENSATION PAYMENTS PROPOSAL, AS DISCLOSED IN THIS PROXY STATEMENT/PROSPECTUS.

ADJOURNMENT OF THE MEETING

Although it is not currently expected, the Market Leader special meeting may be adjourned to another time or place, if necessary to obtain additional votes in favor of the merger proposal.

If, at the Market Leader special meeting, the number of shares of Market Leader common stock present or represented and voting in favor of the merger proposal is insufficient to approve such proposal, Market Leader may move to adjourn the Market Leader special meeting in order to solicit additional proxies in favor of the merger proposal. Market Leader does not intend to call a vote on this proposal if the vote on the merger proposal has been approved at the Market Leader special meeting unless Market Leader is advised by counsel that failure to do so could reasonably be expected to result in a violation of U.S. federal securities laws.

The proposal to adjourn the Market Leader special meeting requires the affirmative vote of the holders of a majority of the shares of common stock constituting a quorum at the special meeting.

THE MARKET LEADER BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT OF THE MARKET LEADER SPECIAL MEETING, IF NECESSARY TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES TO APPROVE THE MERGER PROPOSAL AT THE TIME OF THE MARKET LEADER SPECIAL MEETING.

LEGAL MATTERS

The validity of the shares of Trulia common stock to be issued in the merger will be passed upon by Wilson Sonsini Goodrich & Rosati, P.C.

EXPERTS

The financial statements and the related financial statement schedule of Trulia, Inc. as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, included in this proxy statement/prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, appearing herein and elsewhere in the proxy statement/prospectus. Such financial statements and financial statement schedule have so been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements and schedule of Market Leader, Inc. as of December 31, 2012 and 2011, and for each of the years in the two-year period ended December 31, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

FUTURE SHAREHOLDER PROPOSALS

General

Due to the entry into the merger agreement, the board of directors of Market Leader has postponed the 2013 annual meeting of shareholders, which was originally scheduled to be held on May 23, 2013, pending completion of the merger. If the merger is completed, Market Leader will become a wholly-owned subsidiary of Trulia and it will not reschedule its 2013 annual meeting of shareholders and there will be no public participation in any future meetings of shareholders of Market Leader. If the merger is not completed, Market Leader’s shareholders will continue to be entitled to attend and participate in Market Leader shareholders meetings and Market Leader expects to hold a 2013 annual meeting of shareholders at a date to be determined by its board of directors.

Submission of Shareholder Proposals for Inclusion in Proxy Statement for 2013 Annual Meeting of Shareholders

If the merger is not completed, Market Leader expects that its board of directors will establish a new date, time and place for its 2013 annual meeting of shareholders and Market Leader will publicly disclose the new date, time and place of the rescheduled 2013 annual meeting. In such case shareholder proposals will be eligible for consideration for inclusion in the revised proxy statement and form of proxy for the rescheduled 2013 annual meeting of shareholders in accordance with Rule 14a-8 under the Exchange Act. The deadline for shareholders to submit proposals to be considered for inclusion in our revised proxy materials for the rescheduled 2013 annual meeting of shareholders will be a reasonable amount of time before Market Leader begins to print and send such proxy materials for the rescheduled 2013 annual meeting of shareholders. This deadline will be publicly disclosed at the time Market Leader discloses the date, time and place of the rescheduled 2013 annual meeting of shareholders. Any shareholder proposal submitted for inclusion in the revised proxy materials for the rescheduled 2013 annual meeting of shareholders must comply with applicable requirements of the SEC.

Advance Notice Procedures for Proposing Actions for Consideration at 2013 Annual Meeting of Shareholders

If the merger is not completed and Market Leader’s 2013 annual meeting of shareholders is rescheduled, Market Leader will publicly disclose the new date, time and place of the rescheduled 2013 annual meeting. Shareholders that wish to propose a nominee for election to Market Leader’s board of directors or other business to be considered at the rescheduled 2013 annual meeting of shareholders must provide advance written notice of such nomination or proposal in the manner required under Sections 2.6.1 or Section 3.3.1 of the bylaws of Market Leader. If the merger is not completed, notice of nominations or other business proposed to be considered by shareholders at the rescheduled 2013 annual meeting of shareholders must be received by Market Leader’s corporate secretary no earlier than 90 days before the rescheduled 2013 annual meeting of shareholders and no later than the later of (i) 60 days before the rescheduled 2013 annual meeting of shareholders or (ii) the tenth day following the day on which the notice of the rescheduled 2013 annual meeting of shareholders was mailed or publicly disclosed.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the Market Leader board of directors knows of no matters that will be presented for consideration at the Market Leader special meeting other than as described in this proxy statement/prospectus. If any other matters properly come before the Market Leader special meeting or any adjournments or postponements of the meeting and are voted upon, the enclosed proxy will confer discretionary authority on the individuals named as proxy to vote the shares represented by the proxy as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

WHERE YOU CAN FIND MORE INFORMATION

Trulia and Market Leader file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including Trulia and Market Leader, who file electronically with the SEC. The address of that site is www.sec.gov. Investors may also consult Market Leader’s and Trulia’s websites for more information concerning the merger described in this proxy statement/prospectus. Market Leader’s website is www.marketleader.com and Trulia’s website is www.trulia.com. Information included on these websites is not incorporated by reference into this proxy statement/prospectus.

Trulia has filed with the SEC a registration statement of which this proxy statement/prospectus forms a part. The registration statement registers the shares of Trulia common stock to be issued to Market Leader shareholders in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Trulia common stock.

Trulia is not currently eligible under the SEC’s rules to avail itself of the ability to incorporate by reference documents into this proxy statement/prospectus. Accordingly, much of the information that Market Leader has incorporated by reference, such as the description of its business, management’s discussion and analysis of financial condition and results of operations and its consolidated financial statements, is, with respect to Trulia, fully set forth in this proxy statement/prospectus and the Trulia consolidated financial statements included herein.

The SEC allows Market Leader to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below, which contain important information about Market Leader and its financial condition. The following documents, which were filed by Market Leader with the SEC, are incorporated by reference into this proxy statement/prospectus:

•	Annual Report on Form 10-K for the year ended December 31, 2012;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2013;

•	Current Reports on Form 8-K filed on May 8, 2013 and, solely with respect to Item 8.01 contained therein, May 9, 2013; and

•	Definitive Proxy Statement on Schedule 14A filed on April 15, 2013.

In addition, Market Leader incorporates by reference herein any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date of the Market Leader special meeting. Such documents are considered to be a part of this document, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

Trulia and Market Leader also incorporate by reference the merger agreement attached to this proxy statement/prospectus as Annex A.

This document is a prospectus of Trulia and is a proxy statement of Market Leader for the Market Leader special meeting. You should only rely on the information contained or incorporated by reference into this proxy statement/prospectus to vote on the proposals to the Market Leader shareholders in connection with the merger. Neither Trulia nor Market Leader has authorized anyone to give any information or make any representation about the merger or Trulia or Market Leader that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that Trulia or Market Leader has incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

PART I—FINANCIAL INFORMATION

Item 1.	Financial Statements

TRULIA, INC.

Condensed Balance Sheets

(In thousands, except share and per share data)

(Unaudited)

	March 31, 2013	December 31, 2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$214,336	$100,017
Accounts receivable, net of allowance for doubtful accounts of $163 and $142 as of March 31, 2013 and December 31, 2012, respectively	7,450	6,095
Prepaid expenses and other current assets	1,586	1,413

Total current assets	223,372	107,525
Restricted cash	385	385
Property and equipment, net	8,294	7,069
Goodwill	2,155	2,155
Other assets	1,520	1,830

TOTAL ASSETS	$235,726	$118,964

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$543	$525
Accrued liabilities	4,311	2,916
Accrued compensation and benefits	4,578	4,500
Deferred revenue, current portion	14,713	13,296
Deferred rent, current portion	512	444
Capital lease liability, current portion	146	217
Long-term debt, current portion	3,646	2,665
Other current liabilities	330	330

Total current liabilities	28,779	24,893
Deferred revenue, net of current portion	101	—
Deferred rent, net of current portion	357	407
Capital lease liability, net of current portion	—	16
Long-term debt, net of current portion	6,149	7,094
Other long-term liabilities	20	20

Total liabilities	35,406	32,430

Commitments and contingencies (NOTE 6)
STOCKHOLDERS’ EQUITY:
Preferred stock, par value of $0.00001 per share as of March 31, 2013, 20,000,000 shares authorized as of March 31, 2013 and December 31, 2012; no shares issued or outstanding as of March 31, 2013 and December 31, 2012	—	—
Common stock, par value of $0.00001 as of March 31, 2013 and December 31, 2012: 1,000,000,000 shares authorized as of March 31, 2013 and December 31, 2012; 32,084,152 and 27,552,818 shares issued and outstanding as of March 31, 2013 and December 31, 2012, respectively	—	—
Additional paid-in capital	249,427	133,659
Accumulated deficit	(49,107)	(47,125)

Total stockholders’ equity	200,320	86,534

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$235,726	$118,964

See accompanying notes to financial statements.

TRULIA, INC.

Condensed Statements of Operations

(In thousands, except share and per share data)

(Unaudited)

	Three Months Ended March 31,
	2013	2012
Revenue	$24,002	$12,162
Cost and operating expenses:
Cost of revenue (exclusive of amortization of product development cost)	3,181	2,205
Technology and development	4,897	4,646
Sales and marketing	12,293	6,075
General and administrative	5,172	2,971

Total cost and operating expenses	25,543	15,897
Loss from operations	(1,541)	(3,735)
Interest income	26	3
Interest expense	(236)	(252)
Change in fair value of warrant liability	—	(216)

Loss before provision for income taxes	(1,751)	(4,200)
Provision for income taxes	(231)	—

Net loss attributable to common stockholders	$(1,982)	$(4,200)

Net loss per share attributable to common stockholders, basic and diluted	$(0.07)	$(0.61)

Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted	28,427,025	6,882,065

See accompanying notes to financial statements.

TRULIA, INC.

Condensed Statements of Cash Flows

(In thousands)

(Unaudited)

	Three Months Ended March 31,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,982)	$(4,200)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,360	797
Stock-based compensation	1,392	465
Provision for doubtful accounts	22	21
Change in fair value of warrant liability	—	216
Amortization of debt discount	35	45
Amortization of debt issue cost	7	8
Changes in operating assets and liabilities:
Accounts receivable	(1,377)	(92)
Prepaid expenses and other current assets	(173)	8
Other assets	—	42
Accounts payable	42	443
Accrued liabilities	354	664
Accrued compensation and benefits	78	500
Deferred rent	18	(11)
Deferred revenue	1,518	2,191
Other long-term liabilities	—	13

Net cash provided by operating activities	1,294	1,110

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in restricted cash and deposits	248	—
Maturities of short-term investments	—	2,200
Purchases of property and equipment	(2,423)	(1,108)

Net cash provided by (used in) investing activities	(2,175)	1,092

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the follow-on public offering, net of underwriting discounts	114,056	—
Payments of costs related to the follow-on public offering	(65)	—
Repayments on capital lease liability	(87)	(73)
Proceeds from exercise of stock options	1,296	253

Net cash provided by financing activities	115,200	180

NET INCREASE IN CASH AND CASH EQUIVALENTS	114,319	2,382
CASH AND CASH EQUIVALENTS—Beginning of period	100,017	7,041

CASH AND CASH EQUIVALENTS—End of period	214,336	9,423

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$191	$197

Cash paid for income taxes	$231	$—

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Unpaid deferred IPO/follow-on public offering costs	$1,024	$64

Stock-based compensation capitalized in product development costs	$113	$8

Purchase of equipment under capital leases	$—	$119

Net change related to purchase of equipment in accounts payable and accrued liabilities	$(7)	$(373)

Number of common warrants exercised in a net settlement transaction	56,054	$—

See accompanying notes to financial statements.

TRULIA, INC.

Notes to Condensed Financial Statements

1.    Organization and Description of Business

Trulia, Inc. (“Trulia” or the “Company”) was incorporated on June 1, 2005 in the state of Delaware as Realwide, Inc. On September 22, 2005, the Company changed its name to Trulia, Inc. Trulia’s online marketplace and mobile applications help consumers research homes and neighborhoods and help real estate professionals market themselves and their listings. The Company’s subscription products also provide real estate professionals with access to transaction-ready consumers and help them enhance their online presence.

Follow-on Public Offering

In March 2013, the Company completed its follow-on public offering in which the Company sold an aggregate of 4,025,000 shares of its common stock, which included 525,000 shares sold pursuant to the exercise by the underwriters of an option to purchase additional shares, at a public offering price of $29.75 per share. In addition, another 3,117,311 shares were sold by certain selling stockholders, which included 406,606 shares sold pursuant to the exercise by the underwriters of an option to purchase additional shares. The Company received aggregate net proceeds of $113.0 million, after deducting underwriting discounts and commissions and offering expenses payable by the Company, from sales of its shares in the offering. The Company did not receive any of the proceeds from the sales of shares by the selling stockholders.

Certain Significant Risks and Uncertainties

The Company operates in a dynamic industry and, accordingly, can be affected by a variety of factors. For example, management of the Company believes that changes in any of the following areas could have a significant negative effect on the Company in terms of its future financial position, results of operations, or cash flows: ability to obtain additional financing; advances and trends in new technologies and industry standards; changes in certain strategic relationships or customer relationships; market acceptance of the Company’s products; development of sales channels; loss of significant customers; litigation or other claims against the Company; the hiring, training, and retention of key employees; and new product introductions by competitors.

2.    Summary of Significant Accounting Policies

Basis of Presentation

The Company’s condensed financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these interim condensed financial statements should be read in conjunction with the audited financial statements and accompanying notes as of and for the year ended December 31, 2012 included in the Company’s Annual Report on Form 10-K, which was filed with the SEC on March 4, 2013. The condensed balance sheet as of December 31, 2012, included herein, was derived from the audited financial statements as of that date.

The unaudited condensed interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly our financial position as of March 31, 2013, our results of operations for the three months ended March 31, 2013 and 2012, and our cash flows for the three months ended March 31, 2013 and 2012. The results of the three month period ended March 31, 2013 are not necessarily indicative of the results to be expected for the year ended December 31, 2013, or for any other interim period, or for any other future year.

Use of Estimates

The preparation of the accompanying financial statements in conformity with GAAP requires management to make estimates and assumptions about future events that affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Significant items subject to such estimates include: revenue recognition; allowance for doubtful accounts; useful lives of property and equipment; recoverability of long-lived assets; determination of fair value of the Company’s common stock, stock options and preferred and common stock warrants; income tax uncertainties, including a valuation allowance for deferred tax assets; and contingencies. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities and recorded revenue and expenses that are not readily apparent from other sources. Actual results could differ from those estimates.

Significant Accounting Policies

There have been no changes to the significant accounting policies described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed on March 4, 2013.

Comprehensive Loss

During the three months ended March 31, 2013 and 2012, the Company did not have any other comprehensive income and, therefore, the net loss and comprehensive loss were the same for all periods presented.

Fair Value of Financial Instruments

The carrying values of the Company’s financial instruments, including cash equivalents, accounts receivable and accounts payable, approximate their fair values due to the short period of time to maturity or repayment. The carrying value of the restricted cash approximates its fair value due to the short period of time to maturity of the underlying certificates of deposit. Long-term debt is stated at the carrying value as the stated interest rate approximates market rates currently available to the Company. As of March 31, 2012 the Company was holding preferred stock warrants for which their carrying amount represented their fair value. Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in the principal or most advantageous market for the asset or the liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The current accounting guidance for fair value measurements defines a three-level valuation hierarchy for disclosures as follows:

Level I—Unadjusted quoted prices in active markets for identical assets or liabilities;

Level II—Inputs other than quoted prices included within Level I that are observable, unadjusted quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data; and

Level III—Unobservable inputs that are supported by little or no market activity, which requires the Company to develop its own assumptions.

The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. As of March 31, 2013 and December 31, 2012 the Company’s financial instruments consisted of Level I assets and liabilities. Level I assets include highly liquid money market funds that are classified as cash and cash equivalents, and certificates of deposit that are included in restricted cash. Level I liabilities consist of long-term debt. As of March 31, 2012 the Company carried a Level III liability related to the preferred stock warrants then outstanding. The fair value of the outstanding preferred stock warrants was measured upon issuance and at each subsequent period end using a Monte Carlo model until the Company’s IPO in September 2012, in connection with which this liability was remeasured to fair value in August 2012 and the remaining value was reclassified as additional paid-in capital. Inputs used to determine the estimated fair value of the warrant liability in the first quarter of 2012 included the estimated fair value of the underlying stock at the valuation date, the estimated term of the warrants, risk-free interest rates, expected dividends, and the expected volatility of the underlying stock.

Recently Issued Accounting Pronouncements

Under the Jumpstart Our Business Startups Act (“JOBS Act”), the Company meets the definition of an emerging growth company. The Company has irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

In February 2013, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) No. 2013-12 requiring entities to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under GAAP to be reclassified in its entirety to net income. For other amounts that are not required under GAAP to be reclassified in their entirety from accumulated other comprehensive income to net income in the same reporting period, an entity is required to cross-reference other disclosures required under GAAP that provide additional detail about those amounts. This pronouncement is effective for fiscal years beginning after December 15, 2012. The Company adopted this standard on January 1, 2013. During the three months ended March 31, 2013 the Company did not have any other comprehensive income and, therefore, the net loss and comprehensive loss was the same for all periods presented.

3.    Fair Value Measurements

As of March 31, 2013 and December 31, 2012 the Company measured and reported its cash equivalents and restricted cash at fair value on a recurring basis. The Company’s cash equivalents are invested in money market funds, the restricted cash consists of certificates of deposit. The following table sets forth the fair value of the Company’s financial assets and liabilities remeasured on a recurring basis, by level within the fair value hierarchy (in thousands):

	As of March 31, 2013
	Level I	Level II	Level III	Total
Financial Assets:
Money market funds	$6,682	$—	$—	$6,682
Restricted cash	385	—	—	385

Total financial assets	$7,067	$—	$—	$7,067

	As of December 31, 2012
	Level I	Level II	Level III	Total
Financial Assets:
Money market funds	$6,681	$—	$—	$6,681
Restricted cash	385	—	—	385

Total financial assets	$7,066	$—	$—	$7,066

The Company’s cash equivalents include all credit card and debit card transactions that process within one business day. The amounts due from third party merchant processors for these transactions that are included in the cash equivalents totaled $467,000 and $135,000 as of March 31, 2013 and December 31, 2012, respectively.

As of March 31, 2012 the Company carried a preferred stock warrant liability in which the fair value was measured using a Monte Carlo model, and classified it as a Level III liability instrument. As discussed in Note 2, the underlying preferred stock warrants converted into common stock warrant in the Company’s IPO and the preferred stock warrant liability was reclassified as additional paid-in capital. The warrants were net exercised in February 2013 and were no longer outstanding as of March 31, 2013. The following table sets forth a summary of the changes in the fair value of the Company’s Level III financial liabilities for the three months ended March 31, 2013 and 2012 (in thousands):

	Three Months Ended March 31,
	2013	2012
Fair value—beginning of period	$—	$297
Issuance of preferred stock warrants	—	—
Change in fair value of Level III financial liabilities	—	216
Reclassification of warrant liability to stockholders’ equity	—	—

Fair value—end of period	$—	$513

The Company determined the fair value of the outstanding convertible preferred stock warrants as of March 31, 2012 using the following assumptions:

As of March 31, 2012
Estimated term (in years)	0.8
Risk-free interest rate	0.2%
Expected volatility	70%
Expected dividend yield	0%

The gains and losses from remeasurement of Level III financial liabilities were recorded through the change in fair value of the warrant liability in the statements of operations.

4.    Balance Sheet Components

Property and Equipment

Property and equipment consisted of the following (in thousands):

	As of March 31, 2013	As of December 31, 2012
Computer equipment	$6,280	$6,078
Capitalized product development costs	4,029	3,230
Furniture and fixtures	1,062	974
Leasehold improvements	2,562	2,314
Software	11	11
Assets not yet in service	1,806	614

Total property and equipment, gross	15,750	13,221
Less: accumulated depreciation and amortization	(7,456)	(6,152)

Total property and equipment, net	$8,294	$7,069

As of March 31, 2013 and December 31, 2012, property and equipment under capital lease, included within the computer equipment balance above, amounted to $865,000 for each year presented, with accumulated depreciation of $557,000 and $492,000, respectively. Depreciation and amortization expense related to the property under capital lease for the three months ended March 31, 2013 and 2012 was $65,000 and $58,000, respectively.

The Company capitalized costs associated with product development of $1.6 million and $315,000 during the three months ended March 31, 2013 and 2012, respectively. Amortization expense for product development costs included in the technology and development expenses was $199,000 and $274,000, respectively, during the three months ended March 31, 2013 and 2012.

Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of March 31, 2013	As of December 31, 2012
Legal and professional fees	$1,741	$767
Marketing expenses	398	304
Interest	102	102
Sales taxes	531	446
Payroll taxes	149	234
Other	1,390	1,063

Total accrued liabilities	$4,311	$2,916

Accrued Compensation and Benefits

Accrued compensation and benefits consisted of the following (in thousands):

	As of March 31, 2013	As of December 31, 2012
Bonus	$457	$349
Payroll and related expenses	1,819	1,978
Commissions	1,280	1,282
Vacation	1,022	891

Total accrued compensation and benefits	$4,578	$4,500

5.    Debt

In September 2011, the Company entered into a $20.0 million loan and security agreement which provided for a secured term loan facility (“Credit Facility”), issuable in tranches, with a financial institution. Under the Credit Facility, the two tranches of $5.0 million each were drawn down in full in September 2011, the first of which was used to pay down the Company’s debt from its previous credit facility. On December 31, 2012, the drawdown period for the remaining $10.0 million expired. As of March 31, 2013 there was no unused credit amounts under this Credit Facility.

The Credit Facility carries an interest rate equal to the greater of the prime rate plus 2.75%, or 6%, for the first tranche, and a rate equal to the greater of the prime rate plus 5.5%, or 8.75%, for the second tranche. The loan facility was subject to interest-only payments through March 2013, and is then repayable in 30 equal monthly installments of principal and interest, and has a maturity date of September 2015.

The Company was in compliance with all covenants under its loan facility agreement as of March 31, 2013 and December 31, 2012.

6.    Commitments and Contingencies

Operating Leases

The Company leases its corporate offices under noncancelable operating leases. Rent expense from the facility leases is recognized on a straight-line basis over the lease term and was $727,000 and $246,000 for the three months ended March 31, 2013 and 2012, respectively.

As of March 31, 2013, the Company’s minimum payments under the noncancelable operating leases were as follows (in thousands):

Year Ending December 31:	Operating Lease
2013 (remaining nine months)	$2,281
2014	2,460
2015	1,240

Total minimum lease payments	$5,981

Capital Leases

The Company entered into various capital lease agreements for certain hardware and equipment for use by the Company and its employees. The lease terms range from 24 to 36 months.

The following is a schedule of future minimum lease payments, including interest, due under the capital lease obligations as of March 31, 2013 (in thousands):

Year Ending December 31:	Capital Lease
2013 (remaining nine months)	$134
2014	16

Total minimum lease payments	150
Less: amount representing interest	4

Present value of minimum lease payments	146
Less: current portion	146

Capital lease liability, net of current portion	$—

Contingencies

In September 2012, Zillow, Inc. (“Zillow”) filed a lawsuit against the Company alleging patent infringement. Zillow is seeking a permanent injunction against the alleged infringement, compensatory damages, and attorneys’ fees. The Company believes it has meritorious defenses and intends to vigorously defend the claims against the Company. This litigation is still in its early stages and the final outcome, including any estimated liability, if any, with respect to these claims, is uncertain. The Company did not accrue any amounts related to this litigation because a reasonably possible range of loss, if any, that may result from this matter could not be estimated as of March 31, 2013 and December 31, 2012.

From time to time, we are subject to legal proceedings and claims in the ordinary course of business. We have received, and may in the future continue to receive, claims from third parties asserting, among other things, infringement of their intellectual property rights.

Although the results of litigation and claims cannot be predicted with certainty, the Company believes the final outcome of the matters discussed above will not have a material and adverse effect on the Company’s business, financial position, results of operations, or cash flows. The Company will, however, accrue for losses for any known contingent liabilities when future payment is probable and the amount is reasonably estimable.

Indemnifications

In the ordinary course of business, the Company enters into contractual arrangements under which it agrees to provide indemnification of varying scope and terms to business partners and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements and out of intellectual property infringement claims made by third parties. In these circumstances, payment may be conditional on the other party making a claim pursuant to the procedures specified in the particular contract. Further, the Company’s obligations under these agreements may be limited in terms of time and/or amount, and in some instances, the Company may have recourse against third parties for certain payments. In addition, the Company has indemnification agreements with certain of its directors and executive officers that require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The terms of such obligations may vary. No such obligations existed as of March 31, 2013 and December 31, 2012.

7.    Stockholders’ Equity

Common Stock

As of March 31, 2013 and December 31, 2012, the Company had reserved shares of common stock for issuance as follows:

	As of March 31, 2013	As of December 31, 2012
Stock options and awards issued and outstanding	3,969,760	3,608,326
Stock options and awards available for grant under 2012 Plan	2,506,022	2,127,279
Common stock warrants	—	56,054

Total	6,475,782	5,791,659

The common stock warrants were net exercised in February 2013 at an exercise price of $8.47 per share for an aggregate of 39,025 shares of common stock issued in the transaction.

Preferred Stock

As of March 31, 2013 and December 31, 2012 no shares of preferred stock were issued or outstanding.

8.    Stock-Based Compensation

2005 Stock Plan

The Company granted options under its 2005 Stock Incentive Plan (the “2005 Plan”) until September 2012 when the 2005 Plan was terminated. Since the date of the plan termination, no more stock options or awards were issued under the plan, however the stock options issued prior to the plan termination continue to be outstanding. Under the terms of the 2005 Plan, the Company had the ability to grant incentive (“ISO”) and nonstatutory (“NSO”) stock options, restricted stock awards (“RSA”) and restricted stock units (“RSU”). The options were granted at a price per share not less than 100% of the fair market value per share at the grant date. Options granted under the 2005 Plan generally vest at a rate of 25% after the first year and then at 1/36 of the remaining shares each month thereafter and expire 10 years from the grant date. Certain options vest monthly over two to four years.

2012 Equity Incentive Plan

Effective September 19, 2012, the Company’s board of directors adopted, and the Company’s stockholders approved, a 2012 Equity Incentive Plan (the “2012 Plan”). The 2012 Plan provides for the grant of ISOs, NSOs, restricted stock, restricted stock units, stock appreciation rights, performance units, and performance shares to employees, directors, and consultants of the Company. Under the 2012 Plan, a total of 2,370,000 shares of common stock have been reserved for issuance plus up to 1,000,000 shares from the expiration or termination of awards under the 2005 Plan. The shares available are increased at the beginning of each fiscal year by the least of (i) 2,100,000 shares, (ii) 4% of outstanding common stock on the last day of the immediately preceding fiscal year, or (iii) such number determined by the Company’s board of directors. On January 1, 2013 the shares available for grant under the 2012 Plan were automatically increased by 1,102,112 shares. Under the 2012 Plan, both the ISOs and NSOs are granted at a price per share not less than 100% of the fair market value per share of the underlying stock at the grant date. The board of directors determines the vesting period for each option award on the grant date, and the options generally expire 10 years from the grant date or such shorter term as may be determined by the board of directors. The restricted stock units are granted for zero purchase price.

Total shares of common stock available for grant under 2012 Plan were 2,506,022 and 2,127,279 as of March 31, 2013 and December 31, 2012, respectively.

Stock Options Activity

The stock options activity under the 2005 Plan and 2012 Plan during the three months ended March 31, 2013 was as follows:

	Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
				(In thousands)
Balance—December 31, 2012	3,570,566	$6.45	7.56	$35,415
Granted	360,938	26.93
Canceled	(46,623)	9.37
Exercised	(467,129)	2.77

Balance—March 31, 2013	3,417,752	$9.07	7.93	$76,966

Options exercisable—March 31, 2013	1,447,639	$3.97	6.58	$39,985

Options vested and expected to vest—March 31, 2013	3,264,527	$8.81	7.87	$74,373

The options exercisable as of March 31, 2013 included options that were exercisable prior to vesting. The weighted average grant date fair value of options granted during the three months ended March 31, 2013 and 2012 was $12.63 and $1.25, respectively.

Aggregate intrinsic value represents the difference between the estimated fair value of the underlying common stock and the exercise price of outstanding, in-the-money options. The aggregate intrinsic value of options exercised was $11.4 million and $1.2 million, for the three months ended March 31, 2013 and 2012, respectively. The total estimated grant date fair value of employee options vested during the three months ended March 31, 2013 and 2012 was $756,000 and $594,000, respectively. Total cash received from exercise of stock options during the three months ended March 31, 2013 and 2012 was $1.3 million and $253,000, respectively. As of March 31, 2013, total unrecognized compensation cost related to non-vested stock options granted to employees was $10.2 million, net of estimated forfeitures of $1.1 million. These costs will be amortized on a straight-line basis over a weighted average vesting period of 2.76 years.

Restricted Stock Units Activity

	RSUs Outstanding	Weighted Average Grant Date fair Value	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
				(in thousands)
Unvested—December 31, 2012	37,760	16.41	2.16	$613
Granted	521,700	27.05
Canceled	(7,452)
Released	—

Unvested—March 31, 2013	552,008	26.39	2.02	$17,438

Restricted stock units expected to vest—March 31, 2013	490,015		1.94	$15,479

As of March 31, 2013, total unrecognized compensation cost related to the unvested RSUs granted to employees was $12.3 million, net of estimated forfeitures of $1.6 million. This cost will be amortized on a straight-line basis over a weighted average vesting period of 3.86 years. No RSUs were granted during the three months ended March 31, 2012.

Summary of Assumptions

The fair value of each employee stock option awards was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

	Three Months Ended March 31,
	2013	2012
Expected term (in years)	5.4	5.5
Expected volatility	52%	53%
Risk-free interest rate	0.9%	1.2%
Dividend rate	0%	0%

Options granted to non-employees

During the three months ended March 31, 2013 and 2012 no stock options were granted to non-employees, and no stock-based compensation expense was recorded during these quarters for any non-employee options granted in any other period.

Stock-Based Compensation Expense

The Company recorded compensation expense for the stock-based awards granted to employees as follows (in thousands):

	Three Months Ended March 31,
	2013	2012
Cost of revenue	$41	$5
Technology and development	411	192
Sales and marketing	337	55
General and administrative	603	213

Total stock-based compensation expense	$1,392	$465

The Company capitalized stock-based compensation of $113,000 and $8,000 in product development costs during the three months ended March 31, 2013 and 2012, respectively.

9.    Net Loss per Share Attributable to Common Stockholders

The following table sets forth the computation of the Company’s basic and diluted net loss per share attributable to common stockholders during the three months ended March 31, 2013 and 2012 (in thousands, except share and per share data):

	Three Months Ended March 31,
	2013	2012
Net loss attributable to common stockholders	$(1,982)	$(4,200)

Shares used in computing net loss per share attributable to common stockholders, basic and diluted	28,427,025	6,882,065

Net loss per share attributable to common stockholders, basic and diluted	$(0.07)	$(0.61)

The following outstanding shares of common stock equivalents were excluded from the computation of the diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	Three Months Ended March 31,
	2013	2012
Convertible preferred stock	—	14,161,444
Stock options to purchase common stock	3,417,752	3,350,429
Restricted stock units	552,008	—
Heldback shares in connection with Movity acquisition	30,524	125,461
Preferred stock warrants	—	56,054
Common stock warrants	—	44,646

10.    Income Taxes

The Company accounts for income taxes in accordance with authoritative guidance, which requires use of the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based upon the difference between the financial statements carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed.

11.    Employee Benefit Plan

The Company has a defined contribution 401(k) retirement plan covering all employees who have met certain eligibility requirements. Eligible employees may contribute pretax compensation up to the maximum amount allowable under Internal Revenue Service limitations. Employee contributions and earnings thereon vest immediately. The Company matches up to 4% of the employee’s contributions. The Company’s expense related to its benefit plan during the three months ended March 31, 2013 and 2012 was $264,000 and $157,000, respectively.

12.    Subsequent Events

On April 8, 2013, the Board of Directors approved an increase in the number of shares reserved for future issuance under the 2012 Plan by two million shares, subject to approval by the Company’s stockholders. The Company’s stockholders approved this increase at the Company’s 2013 annual meeting of stockholders held on June 5, 2013.

On May 7, 2013 the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Market Leader, Inc. (“Market Leader”), a Washington corporation, and Mariner Acquisition Corp., a Washington corporation and a wholly owned subsidiary of the Company (“Merger Sub”). Market Leader is a provider of Software as a Service (SaaS)-based customer relationship management software for the real estate sector. Under the terms and conditions of the Merger Agreement, at the closing of the proposed transaction Merger Sub will be merged with and into Market Leader (the “Merger”), and Market Leader will continue as the surviving corporation of the Merger and as a wholly owned subsidiary of the Company. At the effective time of the Merger, each outstanding share of Market Leader common stock will be converted into the right to receive (a) $6.00 in cash, without interest, and subject to applicable withholding tax, and (b) 0.1553 of a share of the Company’s common stock, for a total purchase consideration of $355 million.

* * * * * *

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Trulia, Inc.

San Francisco, California

We have audited the accompanying balance sheets of Trulia, Inc. (the “Company”) as of December 31, 2012 and 2011, and the related statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in Annex E. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Trulia, Inc. as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

March 3, 2013

TRULIA, INC.

Balance Sheets

(In thousands, except share and per share data)

	As of December 31,
	2012	2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$100,017	$7,041
Short-term investments	—	4,300
Accounts receivable, net of allowance for doubtful accounts of $142 and $80 as of December 31, 2012 and 2011, respectively	6,095	3,715
Prepaid expenses and other current assets	1,413	524

Total current assets	107,525	15,580
Restricted cash	385	—
Property and equipment, net	7,069	5,548
Goodwill	2,155	2,155
Other assets	1,830	912

TOTAL ASSETS	$118,964	$24,195

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$525	$1,335
Accrued liabilities	2,916	1,505
Accrued compensation and benefits	4,500	2,042
Deferred revenue	13,296	4,827
Deferred rent, current portion	444	387
Capital lease liability, current portion	217	292
Long-term debt, current portion	2,665	730
Other current liabilities	330	297

Total current liabilities	24,893	11,415
Deferred rent, net of current portion	407	638
Capital lease liability, net of current portion	16	156
Long-term debt, net of current portion	7,094	8,862
Other long-term liabilities	20	85

Total liabilities	32,430	21,156

Commitments and contingencies (NOTE 7)
STOCKHOLDERS’ EQUITY:
Convertible preferred stock, par value of $0.000033 per share, issuable in Series A, B, C and D, no shares and 42,897,601 shares authorized as of December 31, 2012 and 2011; no shares and 14,161,444 shares issued and outstanding as of December 31, 2012 and 2011; aggregate liquidation preferences of nil and $33,609 as of December 31, 2012 and 2011	—	—
Preferred stock, par value of $0.00001 per share as of December 31, 2012, 20,000,000 and zero shares authorized as of December 31, 2012 and 2011; no shares issued or outstanding as of December 31, 2012 and 2011	—	—
Common stock, par value of $0.00001 and $0.000033 per share as of December 31, 2012 and 2011, 1,000,000,000 and 77,200,000 shares authorized as of December 31, 2012 and 2011; 27,552,818 and 6,919,892 shares issued as of December 31, 2012 and 2011, respectively; 27,552,818 and 6,919,892 shares outstanding as of December 31, 2012 and 2011, respectively	—	—
Additional paid-in capital	133,659	39,243
Accumulated deficit	(47,125)	(36,204)

Total stockholders’ equity	86,534	3,039

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$118,964	$24,195

See accompanying notes to financial statements.

TRULIA, INC.

Statements of Operations

(In thousands, except share and per share data)

	Year Ended December 31,
	2012	2011	2010
Revenue	$68,085	$38,518	$19,785
Cost and operating expenses:
Cost of revenue (exclusive of amortization of product development cost)	9,999	5,795	3,657
Technology and development	20,199	14,650	8,803
Sales and marketing	33,747	17,717	8,638
General and administrative	13,659	6,123	2,501

Total cost and operating expenses	77,604	44,285	23,599
Loss from operations	(9,519)	(5,767)	(3,814)
Interest income	50	17	15
Interest expense	(1,016)	(389)	(39)
Change in fair value of warrant liability	(369)	(16)	—

Loss before provision for income taxes	(10,854)	(6,155)	(3,838)
Provision for income taxes	(67)	—	—

Net loss attributable to common stockholders	$(10,921)	$(6,155)	$(3,838)

Net loss per share attributable to common stockholders, basic and diluted	$(0.87)	$(0.92)	$(0.64)

Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted	12,538,769	6,657,045	6,016,550

See accompanying notes to financial statements.

TRULIA, INC.

Statements of Stockholders’ Equity

(In thousands, except share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance—January 1, 2010	14,161,444	$—	5,821,121	$—	$34,473	$(26,211)	$8,262
Issuance of common stock related to acquisition of Movity, Inc.	—	—	542,689	—	2,218	—	2,218
Issuance of common stock warrants in exchange for services	—	—	—	—	16	—	16
Exercise of common stock options	—	—	255,581	—	113	—	113
Stock-based compensation expense related to options granted to employees and nonemployees	—	—	—	—	371	—	371
Net loss and total comprehensive loss	—	—	—	—	—	(3,838)	(3,838)

Balance—December 31, 2010	14,161,444	—	6,619,391	—	37,191	(30,049)	7,142
Issuance of common stock warrants in exchange for services	—	—	—	—	93	—	93
Exercise of common stock options	—	—	287,766	—	408	—	408
Exercise of common stock warrants	—	—	12,735	—	45	—	45
Stock-based compensation expense related to options granted to employees	—	—	—	—	1,506	—	1,506
Net loss and total comprehensive loss	—	—	—	—	—	(6,155)	(6,155)

Balance—December 31, 2011	14,161,444	—	6,919,892	—	39,243	(36,204)	3,039
Issuance of common stock in connection with initial public offering net of offering costs	—	—	5,900,000		89,447	—	89,447
Conversion of convertible preferred stock to common stock in connection with initial public offering	(14,161,444)	—	14,161,444	—	—	—	—
Conversion of preferred stock warrant to common stock warrant in connection with initial public offering	—	—	—	—	666	—	666
Exercise of common stock options	—	—	541,445	—	1,681	—	1,681
Exercise of common stock warrant	—	—	33,380	—	—	—	—
Shares returned from escrow related to acquisition of Movity, Inc.	—	—	(3,343)	—	(14)	—	(14)
Stock-based compensation expense related to options granted to employees	—	—	—	—	2,636	—	2,636
Net loss and total comprehensive loss	—	—	—	—	—	(10,921)	(10,921)

Balance—December 31, 2012	—	$—	27,552,818	$—	$133,659	$(47,125)	$86,534

See accompanying notes to financial statements.

TRULIA, INC.

Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(10,921)	$(6,155)	$(3,838)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	3,585	2,496	963
Stock-based compensation	2,570	1,484	354
Provision for doubtful accounts	95	176	82
Issuance of common stock warrants in exchange for services	—	93	16
Change in fair value of warrant liability	369	16	—
Amortization of debt discount	167	38	—
Amortization of debt issue cost	30	10	—
Changes in operating assets and liabilities:
Accounts receivable	(2,475)	(1,427)	(736)
Prepaid expenses and other current assets	(889)	(286)	(71)
Other assets	(13)	(168)	(487)
Accounts payable	(864)	336	428
Accrued liabilities	1,811	100	(126)
Accrued compensation and benefits	2,458	666	657
Deferred rent	(174)	651	374
Deferred revenue	8,469	3,017	1,264
Other long-term liabilities	(65)	85	—

Net cash provided by (used in) operating activities	4,153	1,132	(1,120)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash acquired from acquisition of Movity, Inc.	—	—	904
Increase in restricted cash and deposits	(764)	(2,200)	(2,100)
Decrease in restricted cash	—	4,645	345
Reclass from restricted cash to short-term investments	—	(4,300)	—
Maturities of short-term investments	4,300	—	—
Purchases of property and equipment	(5,506)	(4,783)	(2,628)

Net cash used in investing activities	(1,970)	(6,638)	(3,479)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering, net of underwriting discounts	93,279	—	—
Payments of costs related to initial public offering	(3,832)	—	—
Proceeds from long-term debt	—	12,035	2,100
Repayment of notes payable	—	(110)	—
Repayments on long-term debt	—	(4,045)	(772)
Repayments on capital lease liability	(334)	(181)	(34)
Proceeds from exercise of stock options	1,680	408	113
Proceeds from exercise of common stock warrants	—	45	—

Net cash provided by financing activities	90,793	8,152	1,407

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	92,976	2,646	(3,192)
CASH AND CASH EQUIVALENTS—Beginning of period	7,041	4,395	7,587

CASH AND CASH EQUIVALENTS—End of period	$100,017	$7,041	$4,395

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$791	$263	$38

Cash paid for income taxes	$4	$10	$11

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Issuance of preferred stock warrants in connection with debt financing	$—	$281	$—

Common stock issued in connection with the acquisition of Movity, Inc	$—	$—	$2,218

Stock-based compensation capitalized in product development costs	$66	$22	$17

Purchase of equipment under capital leases	$119	$439	$155

Net change related to purchase of equipment in accounts payable and accrued liabilities	$54	$(584)	$699

Conversion of preferred stock warrants to common stock warrants	$666	$—	$—

See accompanying notes to financial statements.

TRULIA, INC.

Notes to Financial Statements

1.    Organization and Description of Business

Trulia, Inc. (“Trulia” or the “Company”) was incorporated on June 1, 2005 in the state of Delaware as Realwide, Inc. On September 22, 2005, the Company changed its name to Trulia, Inc. Trulia’s online marketplace and mobile applications help consumers research homes and neighborhoods and help real estate professionals market themselves and their listings. The Company’s subscription products also provide real estate professionals with access to transaction-ready consumers and help them enhance their online presence.

Initial Public Offering

In September 2012, the Company completed an initial public offering (“IPO”) in which the Company sold 5,900,000 shares of its common stock, which included 900,000 shares sold pursuant to the exercise by the underwriters of an option to purchase additional shares, at a public offering price of $17.00 per share. In addition, another 1,000,000 shares were sold by certain selling stockholders. The Company received net proceeds of $89.4 million, after deducting underwriting discounts and commissions and offering expenses payable by the Company, from sales of its shares in the IPO. The Company did not receive any proceeds from sales by the selling stockholders. Immediately prior to the completion of the IPO, all shares of the then-outstanding convertible preferred stock automatically converted into an aggregate of 14,161,444 shares of common stock, and an outstanding warrant to purchase convertible preferred stock automatically converted into a warrant to purchase up to 120,961 shares of common stock.

Certain Significant Risks and Uncertainties

The Company operates in a dynamic industry and, accordingly, can be affected by a variety of factors. For example, management of the Company believes that changes in any of the following areas could have a significant negative effect on the Company in terms of its future financial position, results of operations, or cash flows: ability to obtain additional financing; advances and trends in new technologies and industry standards; changes in certain strategic relationships or customer relationships; market acceptance of the Company’s products; development of sales channels; loss of significant customers; litigation or other claims against the Company; the hiring, training, and retention of key employees; and new product introductions by competitors.

2.    Summary of Significant Accounting Policies

Basis of Presentation

The Company’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of the accompanying financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions about future events that affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Significant items subject to such estimates include: revenue recognition; allowance for doubtful accounts; the useful lives of property and equipment; the recoverability of long-lived assets; the determination of fair value of the Company’s common stock, stock options and preferred and common stock warrants; income tax uncertainties, including a valuation allowance for deferred tax assets; and contingencies. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities and recorded revenue and expenses that are not readily apparent from other sources. Actual results could differ from those estimates.

Concentrations of Credit Risk and Credit Evaluations

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and trade accounts receivable. The Company deposits its cash and cash equivalents and short-term investments with major financial institutions that management believes are of high credit quality; however, at times, balances exceed federally insured limits.

The Company’s accounts receivable are derived from customers in the United States of America. The Company does not require its customers to provide collateral to support accounts receivable. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains allowances for estimated credit losses. Actual credit losses may differ from the Company’s estimates. No customer represented 10% or more of total revenue during the years ended December 31, 2012, 2011, and 2010. One customer accounted for 10.4% of the Company’s gross accounts receivable as of December 31, 2012, no customer accounted for 10% of accounts receivable as of December 31, 2011.

Revenue Recognition

The Company’s revenue is derived from selling subscription products to real estate professionals and from display advertising sold to brand advertisers that operate in the real estate ecosystem. The Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured. The Company considers a signed agreement, a binding insertion order or other similar documentation reflecting the terms and conditions under which products will be provided to be persuasive evidence of an arrangement. Collectability is assessed based on a number of factors, including payment history and the creditworthiness of a customer. If it is determined that collection is not reasonably assured, revenue is not recognized until collection becomes reasonably assured, which is generally upon receipt of cash. The Company does not request collateral from its customers.

The Company’s revenues include marketplace revenue and media revenue.

Marketplace revenue consists primarily of subscription-based revenue. The fixed-fee subscription-based revenue is recognized ratably over the period the service is provided.

Media revenue primarily consists of advertising sales on a cost per thousand impressions (“CPM”) or cost per click (“CPC”) basis to advertisers. The Company recognizes these revenues in the period the clicks or impressions are delivered to the client.

Multiple-Element Arrangements

The Company enters into arrangements with customers that include combinations of CPC media placements, CPM media placements, and subscription products.

For the year ended December 31, 2010, because the Company had not yet established the fair value for each element, advertising revenue was recognized ratably over the contract term.

Beginning on January 1, 2011, the Company adopted new authoritative guidance on multiple-element arrangements, using the prospective method for all arrangements entered into or materially modified from the date of adoption. Under this new guidance, the Company allocates arrangement consideration in multiple-element revenue arrangements at the inception of an arrangement to all deliverables or those packages in which all components of the package are delivered at the same time, based on the relative selling price method in accordance with the selling price hierarchy, which includes: (i) vendor-specific objective evidence (“VSOE”) if available; (ii) third-party evidence (“TPE”) if VSOE is not available; and (iii) best estimate of selling price (“BESP”) if neither VSOE nor TPE is available.

VSOE- The Company determines VSOE based on its historical pricing and discounting practices for the specific product when sold separately. In determining VSOE, the Company requires that a substantial majority of the standalone selling prices for these products fall within a reasonably narrow pricing range. For certain subscription products, the Company has been able to establish VSOE.

TPE- When VSOE cannot be established for deliverables in multiple-element arrangements, the Company applies judgment with respect to whether it can establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, the Company’s go-to-market strategy differs from that of its peers and its offerings contain a significant level of differentiation such that the comparable pricing of the products cannot be obtained. Furthermore, the Company is unable to reliably determine what similar competitor selling prices are on a standalone basis. As a result, the Company has not been able to establish selling price based on TPE.

BESP- When the Company is unable to establish selling price using VSOE or TPE, the Company uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the service was sold regularly on a standalone basis. As the Company has not been able to establish VSOE or TPE for CPM media placements, CPC media placements, and certain subscription products, the Company determines BESP for these deliverables based on the following:

•

The list price represents a component of the go-to-market strategy established by senior management. The Company’s list prices are based on the features of the products offered. These features, which consist of the size and placement of the advertisements on the Company’s website, impact the list prices which vary depending on the specifications of the features. In addition, the list prices are impacted by market conditions, including the conditions of the real estate market and economy in general, and the Company’s competitive landscape; and

•	Analysis of the Company’s selling prices for these deliverables.

The Company limits the amount of allocable arrangement consideration to amounts that are fixed or determinable and that are not contingent on future performance or future deliverables. The Company regularly reviews BESP. Changes in assumptions or judgments or changes to the elements in the arrangement could cause a material increase or decrease in the amount of revenue that the Company reports in a particular period.

The Company recognizes the relative fair value of the products as they are delivered assuming all other revenue recognition criteria are met.

Cost of Revenue

Cost of revenue consists primarily of expenses related to operating the Company’s website and mobile applications, including those associated with the operation of the Company’s data center, hosting fees, customer service related headcount expenses including salaries, bonuses, benefits and stock-based compensation expense, licensed content, credit card fees, third-party contractor fees and other allocated overhead.

Technology and Development

Costs to research and develop the Company’s products are expensed as incurred. These costs consist primarily of technology and development headcount related expenses including salaries, bonuses, benefits and stock-based compensation expense, third party contractor fees and allocated overhead primarily associated with developing new technologies. Technology and development also includes amortization of capitalized costs (“product development costs”) associated with the development of the Company’s marketplace.

Product Development Costs

Product development costs include costs related to the development of the Company’s marketplace which is inclusive of costs related to the development of the Company’s delivery points, the website and mobile applications. Product development costs are accounted for as follows: all costs incurred in the preliminary project and post-implementation stages are expensed as incurred while certain costs incurred in the application development stage of a new product or projects to provide significant additional functionality to existing products are capitalized if certain criteria are met. Maintenance and enhancement costs are typically expensed as incurred. The Company capitalized costs associated with product development of $2.5 million, $1.3 million and $851,000 during the years ended December 31, 2012, 2011, and 2010, respectively, and recorded related amortization expenses of $1.1 million, $708,000 and $366,000 during the years ended December 31, 2012, 2011, and 2010, respectively. The net book value of capitalized product development costs was $2.0 million and $1.1 million as of December 31, 2012 and 2011, respectively. Such costs are amortized on a straight-line basis over the estimated useful lives of the related assets, which has been estimated to be two years. Amortization expense is included in technology and development in the statements of operations.

Advertising Expense

Advertising costs are expensed when incurred and are included in sales and marketing expenses in the accompanying statements of operations. The Company’s advertising expenses were $2.6 million, $459,000 and $127,000 during the years ended December 31, 2012, 2011, and 2010, respectively.

Stock-Based Compensation

The Company recognizes compensation costs related to stock options and restricted stock units granted to employees based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. The Company estimates the grant date fair value of option grants, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. The grant date fair value of the stock-based awards is recognized on a straight-line basis over the requisite service period, which is the vesting period of the respective awards.

The Company accounts for stock options issued to nonemployees based on the fair value of the awards determined using the Black-Scholes option-pricing model. The fair value of stock options granted to nonemployees are remeasured as the stock options vest, and the resulting change in value, if any, is recognized in the statement of operations during the period the related services are rendered.

Income Taxes

The Company accounts for income taxes in accordance with the asset and liability method. Under this method, deferred tax assets and liabilities are measured based on differences between the financial reporting and the tax bases of assets and liabilities using enacted tax rates that are expected to be in effect when the differences are expected to reverse. A valuation allowance is established to reduce net deferred tax assets to amounts that are more likely than not to be realized.

The Company accounts for uncertainty in tax positions recognized in the financial statements by recognizing a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized.

The Company’s policy for classifying interest and penalties associated with unrecognized income tax benefits is to include such items as tax expense.

Comprehensive Loss

During the years ended December 31, 2012, 2011, and 2010, the Company did not have any other comprehensive income and, therefore, the net loss and comprehensive loss were the same for all periods presented.

Net Loss per Share Attributable to Common Stockholders

The Company calculates its basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for companies with participating securities. Immediately prior to the completion of the Company’s IPO in September 2012, all shares of outstanding preferred stock automatically converted into 14,161,444 shares of common stock. In addition, the Company’s outstanding preferred stock warrants converted into 56,504 common stock warrants. Under the two-class method, in periods when the Company has net income, net income attributable to common stockholders is determined by allocating undistributed earnings, calculated as net income less current period convertible preferred stock non-cumulative dividends, between common stock and the convertible preferred stock. In computing diluted net income attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. The Company’s basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. The diluted net loss per share attributable to common stockholders is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. For purposes of this calculation, options to purchase common stock, and common stock warrants are considered common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is antidilutive.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less at the time of acquisition. As of December 31, 2012 and 2011, cash equivalents consisted of money market funds. All credit card and debit card transactions that process within one business day are also classified as cash and cash equivalents. The amounts due from third party merchant processors for these transactions classified as cash totaled $135,000 and $207,000 as of December 31, 2012 and 2011, respectively.

Short-term Investments

The Company’s short-term investments consist of certificates of deposit with maturities of 12 months or less from the balance sheet date. Short-term investments are reported at cost, which approximates fair value, as of each balance sheet date.

Accounts Receivable and Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers. Accounts receivable are recorded at invoiced amounts, net of the Company’s estimated allowances for doubtful accounts. The allowance for doubtful accounts is estimated based on an assessment of the Company’s ability to collect on customer accounts receivable. The Company regularly reviews the allowance by considering certain factors such as historical experience, industry data, credit quality, age of accounts receivable balances and current economic conditions that may affect a customer’s ability to pay. In cases where the Company is aware of circumstances that may impair a specific customer’s ability to meet their financial obligations, the Company records a specific allowance against amounts due from the customer and thereby reduces the net recognized receivable to the amount the Company reasonably believes will be collected. The Company writes-off accounts receivable against the allowance when it determines the balance is uncollectible and no longer actively pursues collection of the receivable. Write-offs of accounts receivable to bad debt expense were $95,000, $176,000 and $82,000 during the years ended December 31, 2012, 2011, and 2010, respectively.

Restricted Cash

Restricted cash consists of certificates of deposit held as collateral at a financial institution related to a property lease in the name of the Company, and to insure the corporate credit card spending. These certificates of deposit have contractual maturities of 12 months or less. The balance of the restricted cash was $385,000 and nil as of December 31, 2012 and 2011, respectively.

Property and Equipment

Property and equipment are initially recorded at cost and depreciated using a straight-line method over the estimated useful lives of the assets. Maintenance and repair costs are charged to expense as incurred. The useful lives of the Company’s property and equipment are as follows:

Computer equipment	2 to 3 years
Office equipment, furniture and fixtures	3 years
Capitalized product development costs	2 years
Leasehold improvements	Shorter of the lease term or estimated useful life

Depreciation expense of assets acquired through capital leases is included in depreciation and amortization expense in the statements of operations.

Goodwill

Goodwill represents the excess of the aggregate purchase price paid over the fair value of the net tangible assets acquired. Goodwill is not amortized and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company has determined that it operates as one reporting unit and has selected December 1 as the date to perform its annual impairment test. In the valuation of its goodwill, the Company must make assumptions regarding estimated future cash flows to be derived from the Company. If these estimates or their related assumptions change in the future, the Company may be required to record impairment for these assets. The first step of the impairment test involves comparing the fair value of the reporting unit to its net book value, including goodwill. If the net book value exceeds its fair value, then the Company would perform the second step of the goodwill impairment test to determine the amount of the impairment loss. The impairment loss would be calculated by comparing the implied fair value of the Company to its net book value. In calculating the implied fair value of the Company’s goodwill, the fair value of the Company would be allocated to all of the other assets and liabilities based on their fair values. The excess of the fair value of the Company over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. The Company was not required to perform the second step of the goodwill impairment test during the years ended December 31, 2012 or 2011. There was no impairment of goodwill recorded for the years ended December 31, 2012 or 2011.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured first by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, an impairment loss would be recognized when the carrying amount of the asset exceeds the fair value of the asset. To date, the Company believes that no such impairment has occurred.

Fair Value of Financial Instruments

The carrying values of the Company’s financial instruments, including cash equivalents, short-term investments, accounts receivable and accounts payable, approximated their fair values due to the short period of time to maturity or repayment. The carrying value of the restricted cash approximates its fair value due to the short period of time to maturity. The carrying amount of the Company’s preferred stock warrants represent their fair value. Long-term debt is stated at the carrying value as the stated interest rate approximates market rates currently available to the Company. Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The current accounting guidance for fair value measurements defines a three-level valuation hierarchy for disclosures as follows:

Level I—Unadjusted quoted prices in active markets for identical assets or liabilities;

Level II—Inputs other than quoted prices included within Level I that are observable, unadjusted quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data; and

Level III—Unobservable inputs that are supported by little or no market activity, which requires the Company to develop its own assumptions.

The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company’s financial instruments consist of Level I assets and liabilities and Level III liabilities. Level I assets include highly liquid money market funds that are included in cash and cash equivalents and certificates of deposit that are included as short-term investments. Level I liabilities consist of long-term debt. Level III liabilities consist of the preferred stock warrant liability. The fair values of the outstanding preferred stock warrants were measured upon issuance and at each period end using a Monte Carlo model. Inputs used to determine the estimated fair value of the warrant liability include the estimated fair value of the underlying stock at the valuation date, the estimated term of the warrants, risk-free interest rates, expected dividends, and the expected volatility of the underlying stock.

Deferred Revenue

Deferred revenue consists of prepaid but unrecognized subscription revenue, advertising fees received or billed in advance of delivery and for amounts received in instances when revenue recognition criteria has not been met. Deferred revenue is recognized when all revenue recognition criteria have been met.

Preferred Stock Warrant Liability

The Company’s warrants to purchase convertible preferred stock were classified as liabilities and recorded in other current liabilities within the accompanying balance sheets at fair value upon issuance because these warrants contained certain anti-dilution provisions which required the Company to lower the exercise price of the warrants upon any future down-round financings. Therefore, the warrants were subject to remeasurement to fair value at each balance sheet date, and any change in fair value was recognized in the statements of operations. At the time of issuance, the aggregate fair value of these warrants were determined using a Monte Carlo model. The Company adjusted the liability quarterly for changes in fair value using a Monte Carlo model until the completion of the IPO in September 2012. Upon conversion of the underlying preferred stock, the related warrant liability was remeasured to fair value and the remaining liability was reclassified to additional paid-in capital.

Segments

The Company’s chief operating decision maker is its chief executive officer. The chief executive officer reviews financial information accompanied by information about revenue by product line for purposes of allocating resources and evaluating financial performance. The Company has one business activity and there are no segment managers who are held accountable for operations, or operating results for levels or components. In addition, the Company’s operation and customers are located only in the United States of America. Accordingly, the Company has a single reporting segment and operating unit structure.

Recently Issued Accounting Pronouncements

Under the Jumpstart Our Business Startups Act (“JOBS Act”), the Company meets the definition of an emerging growth company. The Company has irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). This pronouncement was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level III fair value measurements. This pronouncement is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited. The Company adopted this standard in January 2012 as reflected in Note 3 of these financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income, which requires an entity to present total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. In December 2011, the FASB issued ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which defers the requirement within ASU 2011-05 to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. During the deferral period, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the issuance of ASU 2011-05. The Company early adopted this guidance on January 1, 2012, retrospectively. During the years ended December 31, 2012, 2011, and 2010, the Company did not have any other comprehensive income and, therefore, the net loss and comprehensive loss was the same for all periods presented.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles—Goodwill and Other (Topic 350). The amended guidance will allow companies to assess qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required. This pronouncement is effective for fiscal years beginning after December 15, 2011. The Company adopted this standard on January 1, 2012. The adoption of this accounting standard update does not have any material impact on the Company’s results of operations or financial position.

3.     Fair Value Measurements

The Company measures and reports its cash equivalents, short-term investments, restricted cash and preferred stock warrant liability at fair value on a recurring basis. The Company’s cash equivalents and short-term investments are invested in money market funds and certificates of deposit. The following table sets forth the fair value of the Company’s financial assets and liabilities remeasured on a recurring basis, by level within the fair value hierarchy (in thousands):

	As of December 31, 2012
	Level I	Level II	Level III	Total
Financial Assets:
Money market funds	$6,681	$—	$—	$6,681
Restricted cash	385	—	—	385

Total financial assets	$7,066	$—	$—	$7,066

	As of December 31, 2011
	Level I	Level II	Level III	Total
Financial Assets:
Money market funds	$6,678	$—	$—	$6,678
Certificate of deposit	4,300	—	—	4,300

Total financial assets	$10,978	$—	$—	$10,978

Financial Liabilities:
Preferred stock warrant liability	$—	$—	$297	$297

None of the cash equivalents, short-term investments or restricted cash held by the Company had unrealized losses and there were no realized losses for the years ended December 31, 2012 and 2011. There were no other-than-temporary impairments for these instruments as of December 31, 2012 or 2011. As of December 31, 2011, the contractual maturity of all certificates of deposit was less than one year.

Level III instruments consisted solely of the Company’s preferred stock warrant liability in which the fair value was measured using a Monte Carlo model. The significant unobservable inputs used in the fair value measurement of the preferred stock warrant liability were the fair value of the underlying stock at the valuation date and the estimated term of the warrants. Generally, increases (decreases) in the fair value of the underlying stock and estimated term would result in a directionally similar impact to the fair value measurement.

Upon completion of the Company’s IPO in September 2012 the preferred stock warrants had converted into common stock warrants and were no longer carried as a liability recorded at fair value at December 31, 2012. The following table sets forth a summary of the changes in the fair value of the Company’s Level III financial liabilities for the years ended December 31, 2012 and 2011 (in thousands):

	Year Ended December 31,
	2012	2011
Fair value—beginning of period	$297	$—
Issuance of preferred stock warrants	—	281
Change in fair value of Level III financial liabilities	369	16
Reclassification of warrant liability to stockholders’ equity	(666)	—

Fair value—end of period	$—	$297

The gains and losses from remeasurement of Level III financial liabilities are recorded through the change in fair value of warrant liability in the statements of operations.

4.	Balance Sheet Components

Property and Equipment

Property and equipment consisted of the following (in thousands):

	As of December 31,
	2012	2011
Computer equipment	$6,078	$4,459
Capitalized product development costs	3,230	2,998
Furniture and fixtures	974	630
Leasehold improvements	2,314	2,041
Software	11	—
Equipment not yet in service	614	—

Total property and equipment, gross	13,221	10,128
Less: accumulated depreciation and amortization	(6,152)	(4,580)

Total property and equipment, net	$7,069	$5,548

As of December 31, 2012 and 2011, property and equipment under capital lease, included within the computer equipment balance above, amounted to $865,000 and $729,000, respectively, with accumulated depreciation of $492,000 and $215,000, respectively. Depreciation and amortization expense during the years ended December 31, 2012, 2011, and 2010 was $3.6 million, $2.5 million and $963,000, respectively.

Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of December 31,
	2012	2011
Legal and professional fees	$767	$326
Marketing expenses	304	162
Interest	102	79
Sales taxes	446	137
Payroll taxes	234	107
Other	1,063	694

Total accrued liabilities	$2,916	$1,505

Accrued Compensation and Benefits

Accrued compensation and benefits consisted of the following (in thousands):

	As of December 31,
	2012	2011
Bonus	$349	$968
Payroll and related expenses	1,978	—
Commissions	1,282	223
Vacation	891	851

Total accrued compensation and benefits	$4,500	$2,042

5.	Movity, Inc. Acquisition

On December 10, 2010, the Company entered into an Agreement of Plan of Merger (“Movity Agreement”) to acquire Movity, Inc. (“Movity”), a privately held geographic data company which was founded in January 2010. The acquisition, which closed on December 10, 2010, allowed the Company to enhance its workforce.

Upon closing of the acquisition, all of the outstanding shares of Movity, including the shares of common stock that were issued by Movity upon closing of the acquisition as a result of the automatic conversion of its convertible promissory note into common stock, were converted into the right to receive a fraction of a share of the Company’s common stock. The Company accounted for the Movity acquisition as a purchase of a business. The Company expensed the related acquisition costs, consisting primarily of legal expenses in the amount of $155,000, during the year ended December 31, 2010. These legal expenses were presented as general and administrative expense in the statement of operations for the year ended December 31, 2010. The total purchase consideration of $2.2 million consisted of issuance of 542,689 shares of the Company’s common stock with fair value of $4.0866 per share. Under the terms of the Movity Agreement, the Company is entitled to withhold 125,461 shares of the total purchase consideration as partial security for indemnification of obligations of Movity’s stockholders. The shares withheld were and will be released as follows: (i) 75% of the shares will be released on the 18-month anniversary of the acquisition date, and (ii) the remaining shares will be released on April 15, 2014. Upon completion of the acquisition, the operations were absorbed by the Company, and Movity ceased to exist as a separate entity. During the year ended December 31, 2012, 3,343 shares were returned from escrow as indemnification from Movity’s stockholders. In addition, the Company also released 75% of the remaining shares, or 91,594 shares, in accordance with the Movity Agreement. As of December 31, 2012, the Company had no claims subject to indemnification by Movity’s stockholders.

The following table summarizes the fair value of assets acquired and liabilities assumed (in thousands):

Cash	$904
Property and equipment	13
Current liabilities	(744)
Notes payable	(110)
Goodwill	2,155

Total purchase consideration	$2,218

The excess of the consideration transferred over the fair value assigned to the assets acquired and liabilities assumed was $2.2 million, which represents the goodwill resulting from the acquisition. Goodwill is attributable to technological expertise associated with the acquired assembled workforce. None of the goodwill is expected to be deductible for income tax purposes. The Company tests goodwill for impairment on an annual basis on December 1, or sooner if deemed necessary. As of December 31, 2012 and 2011, there was no impairment of goodwill.

Unaudited Pro Forma Combined Information

Supplemental information on an unaudited pro forma basis is presented below for the year ended December 31, 2010 (in thousands):

Pro forma revenue	$19,785
Pro forma loss from operations	(5,648)
Pro forma net loss	(5,647)

The Company did not present comparative information for the year ended December 31, 2009 above as Movity was founded in January 2010. The unaudited pro forma combined financial information includes the results of the Company and Movity as if the acquisition of Movity had occurred as of January 1, 2010. The pro forma information presented does not purport to present what the actual results would have been had the acquisition actually occurred on January 1, 2010, nor is the information intended to project results for any future period. Further, the unaudited pro forma information excludes any benefits that may result from the acquisition due to synergies that were derived from the elimination of duplicative costs. From the acquisition date through December 31, 2010, the Company recognized an immaterial loss from the Movity acquisition in the accompanying statements of operations.

6.	Debt

In September 2008, the Company entered into a term loan agreement with a banking institution for a principal amount of $725,000. The loan carried a variable annual interest rate floating at London Interbank Offered Rate (“LIBOR”) plus 2% and matured in July 2011. In April 2009, the Company repaid the outstanding balance of the loan and concurrently entered into a new loan agreement with the same banking institution for a principal amount of $776,000. The new loan carried the same interest rate as the original loan and the principle was repayable over 27 equal monthly installments. The Company repaid the new loan on its maturity date in July 2011.

From January 2010 through April 2011, the Company entered into several additional loan agreements with the same banking institution for a total principal of $4.3 million. These loans carried variable annual interest rates floating at 1.25 - 2% above LIBOR, were repayable in 31 or 36 equal monthly installments, and had maturity dates from January 2013 through April 2014. In September 2011 when the outstanding principal for these loans was $3.0 million, the Company repaid the loans with the proceeds received from the loan facility agreement discussed immediately below. These loan agreements had prepayment penalties and required additional interest upon prepayment. The Company recognized an immaterial loss upon the repayment of the debt prior to its contractual maturity.

In September 2011, the Company entered into a $20.0 million loan and security agreement which provided for a secured term loan facility (“Credit Facility”), issuable in tranches, with a financial institution. This financial institution was not the same banking institution noted in the preceding paragraph, therefore, the issuance of the Credit Facility did not result in a modification to the prior debt agreements. Under the Credit Facility, the first tranche of $5.0 million was drawn down in full in September 2011 and was used to repay the Company’s outstanding debt. The second tranche of $5.0 million was also drawn down in full in September 2011. The Credit Facility carries an interest rate equal to the greater of the prime rate plus 2.75% or 6% for the first tranche, and a rate equal to the greater of the prime rate plus 5.5% or 8.75% for the second and third tranches. The loan facility was subject to interest-only payments through September 2012, which was repayable in 30 equal monthly installments of principal and interest after the interest-only period, and had a maturity date of March 2015. However, during the six months ended June 30, 2012, the Company achieved certain financial milestones under the Credit Facility which provided for the extension of: a) the drawdown period from August 2012 to December 2012, b) the beginning of the interest-only period from September 2012 to March 2013, and c) the maturity date from March 2015 to September 2015. On December 31, 2012, the drawdown period for the remaining $10.0 million expired. As of December 31, 2012, there was no unused amount under the Credit Facility.

As of December 31, 2012, the future principal payments on the debt are as follows (in thousands):

Year Ending December 31:	Amounts
2013	$2,800
2014	3,989
2015	3,211

Total payments	10,000
Less debt discount	241

Total debt, net of unamortized discount	9,759
Less current portion	2,665

Noncurrent portion	$7,094

In conjunction with the Credit Facility, the Company issued warrants to purchase up to 120,961 shares of Company stock as follows: (1) shares of Series D convertible preferred stock with an exercise price equal to $8.4738 per share or (2) shares of the next round of preferred stock financing at the per share price for such shares upon drawdown of the entire loan amount. Of this amount, warrants to purchase 56,054 shares of Series D convertible preferred stock became exercisable upon the drawdown of the first and second tranches and have an exercise price of $8.4738 per share. At the time of issuance, the aggregate fair value of these warrants was $281,000. The Company also paid a net facility charge of $165,000 upon drawdown of the first tranche of the loan. The fair value of warrants and net facility charge were recorded as debt discount to be amortized as interest expense over the contractual term of the loan agreement using the effective interest rate method. As a result of the debt discount, the effective interest rate for the Credit Facility differs from the contractual rate. During the years ended December 31, 2012 and 2011, the Company recognized interest expense related to amortization of the debt discount in the amount of $167,000 and $38,000, respectively.

Under the Credit Facility, the Company granted the financial institution a security interest in all of the Company’s assets. If the Company has available cash and marketable securities on hand of at least $20.0 million, the financial institution may release the security interest on the Company’s intellectual property. However, if at any time after release of the intellectual property, the available cash and marketable securities on hand are less than $10.0 million, the Company will grant the financial institution a security interest on its intellectual property.

The Company was in compliance with all covenants under its loan facility agreement as of December 31, 2012 and 2011. The Credit Facility provides certain reporting covenants, among others, relating to delivery of audited financial statements to the financial institution. The agreement also contains covenants that limit or restrict the Company’s ability to, among other things, incur additional indebtedness, grant liens, make investments, repurchase stock, pay dividends, transfer assets, merge or consolidate, and make acquisitions.

7.	Commitments and Contingencies

Operating Leases

The Company leases its corporate offices under noncancelable operating leases. Rent expense from the facility leases is recognized on a straight-line basis over the lease term and was $1.6 million, $1.1 million and $611,000 during the years ended December 31, 2012, 2011, and 2010, respectively.

As of December 31, 2012, the Company’s minimum payments under the noncancelable operating leases are as follows (in thousands):

Year Ending December 31:	Operating Lease
2013	$2,528
2014	1,949
2015	713

Total minimum lease payments	$5,190

Capital Leases

During the years ended December 31, 2012, 2011, and 2010, the Company entered into various capital lease agreements for certain hardware and equipment for use by the Company and its employees. The lease terms ranged from 24 to 36 months.

The following is a schedule of future minimum lease payments due under the capital lease obligation as of December 31, 2012 (in thousands):

Year Ending December 31:	Capital Lease
2013	$225
2014	16

Total minimum lease payments	241
Less: amount representing interest	8

Present value of minimum lease payments	233
Less: current portion	217

Capital lease liability, net of current portion	$16

Contingencies

The Company is subject to legal proceedings, claims and litigation arising in the ordinary course of business. In July 2011, a non-practicing entity brought suit against Trulia for patent infringement. In September 2011, the Company entered into a license agreement to purchase a license for these patents for $550,000 and, as a result, the claim against the Company was dropped. The agreement also provided for an additional contingent payment of $350,000 if the Company filed its initial Registration Statement with the SEC prior to January 11, 2015 and its shares become publicly listed on either the NASDAQ or NYSE exchanges following the completion of the Company’s IPO. The Company paid the additional contingent payment of $350,000 in October 2012.

In September 2012, Zillow, Inc. (“Zillow”) filed a lawsuit against the Company alleging patent infringement. Zillow is seeking a permanent injunction against the alleged infringement, compensatory damages, and attorneys’ fees. The Company believes it has meritorious defenses and intends to vigorously defend the claims against the Company. This litigation is still in its early stages and the final outcome, including any estimated liability, if any, with respect to these claims, is uncertain. The Company did not accrue any amounts related to this litigation because the Company is unable to estimate a reasonably possible range of loss, if any, that may result from this matter could not be estimated as of December 31, 2012.

In January, 2013, Mortgage Grader, Inc. (“Mortgage Grader”) filed a lawsuit against the Company in the United States District Court for the Central District of California, alleging that the Company infringes on two U.S. patents held by Mortgage Grader. The lawsuit alleges that the Company’s mortgage center infringes those patents. The Company believes it has meritorious defenses and intends to vigorously defend the claims against the Company. The Company did not accrue any amounts related to this litigation because a reasonably possible range of loss, if any, that may result from this matter could not be estimated as of December 31, 2012.

Although the results of litigation and claims cannot be predicted with certainty, the Company believes the final outcome of the matters discussed above will not have a material and adverse effect on the Company’s business, financial position, results of operations, or cash flows. The Company will, however, accrue for losses for any known contingent liabilities when future payment is probable and the amount is reasonably estimable.

Indemnifications

In the ordinary course of business, the Company enters into contractual arrangements under which it agrees to provide indemnification of varying scope and terms to business partners and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements and out of intellectual property infringement claims made by third parties. In these circumstances, payment may be conditional on the other party making a claim pursuant to the procedures specified in the particular contract. Further, the Company’s obligations under these agreements may be limited in terms of time and/or amount, and in some instances, the Company may have recourse against third parties for certain payments. In addition, the Company has indemnification agreements with certain of its directors and executive officers that require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The terms of such obligations may vary. No such obligations existed as of December 31, 2012 and 2011.

8.	Stockholders’ Equity

Reverse Stock Split

In September 2012, the Company’s board of directors and stockholders approved an amendment to the Company’s amended and restated certificate of incorporation as in effect prior to the completion of the IPO. The amendment provided for, among other things, a 1-for-3 reverse stock split of the outstanding common stock and outstanding convertible preferred stock of the Company (collectively, “capital stock”), which became effective on September 6, 2012. Accordingly, (i) every three shares of capital stock were combined into one share of capital stock, (ii) the number of shares of capital stock into which each outstanding option or warrant to purchase capital stock is exercisable, as the case may be, were proportionately decreased on a 1-for-3 basis, and (iii) the exercise price for each such outstanding option or warrant to purchase capital stock was proportionately increased on a 1-for-3 basis. All of the share numbers, share prices, and exercise prices have been adjusted within these financial statements, on a retroactive basis, to reflect this 1-for-3 reverse stock split.

Common Stock

As of December 31, 2012 and 2011, the Company had reserved shares of common stock, on an as-if converted basis, for issuance as follows:

	As of December 31,
	2012	2011
Conversion of Series A convertible preferred stock	—	3,566,509
Conversion of Series B convertible preferred stock	—	5,480,768
Conversion of Series C convertible preferred stock	—	3,343,586
Conversion of Series D convertible preferred stock	—	1,770,581
Stock options and awards issued and outstanding	3,608,326	3,334,530
Stock based-awards available for grant under 2005 and 2012 Plans	2,127,279	38,672
Common and convertible preferred stock warrants	56,054	100,700

Total	5,791,659	17,635,346

Convertible Preferred Stock

Immediately prior to the completion of the Company’s IPO, all of the outstanding shares of convertible preferred stock automatically converted into 14,161,444 shares of common stock on a one-to-one basis.

As of December 31, 2011, the Company had outstanding Series A, B, C and D convertible preferred stock (individually referred to as “Series A, B, C or D” or collectively “preferred stock”) as follows (in thousands, except for share data):

	As of December 31, 2011
	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference	Proceeds, Net of Issuance Costs
Series A	10,699,533	3,566,509	$2,156	$2,081
Series B	16,442,307	5,480,768	5,700	5,668
Series C	10,030,761	3,343,586	10,750	9,958
Series D	5,725,000	1,770,581	15,003	14,904

Total	42,897,601	14,161,444	$33,609	$32,611

The holders of the Company’s Preferred Stock had the following rights, preferences, and privileges:

Conversion

Each share of preferred stock was convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into such number of fully paid and non-assessable shares of common stock as determined by dividing the original issue price for such Series by the then effective conversion price for that Series (the “conversion rate”). The conversion rate was subject to adjustment for any stock dividends, combinations or splits with respect to such shares. Additionally, each share of preferred stock was automatically convertible into shares of common stock at the then effective conversion rate for such Series (i) with the approval, by affirmative vote, written consent, or agreement, of the holders of not less than two-thirds of the outstanding preferred stock voting together as a single class; (ii) upon the voluntary conversion by the holders of not less than two-thirds of the preferred stock issued by the Company; or (iii) immediately prior to the completion of an underwritten initial public offering with proceeds to the Company of not less than $50.0 million. The conversion rate for each series of preferred stock was 1-for-1 as of December 31, 2011.

Dividends

The holders of Series A, B, C and D were entitled to receive non-cumulative dividends on a pari passu basis, and in preference to common stockholders, at the rate of $0.04836, $0.08319, $0.239262 and $0.67788 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares) per annum payable out of funds legally available. Such dividends were payable when, and if declared by the board of directors, acting in its sole discretion. After payment of dividends at the rates set forth above, any additional dividends declared would be distributed among all holders of preferred stock and common stock in proportion to the number of shares of common stock that would then be held by each such holder if all shares of preferred stock were converted into common stock. No dividends were declared through December 31, 2011.

Liquidation Preference

In the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the preferred stock were entitled to receive, prior and in preference to any distribution of the assets of the Company to the holders of common stock, an amount equal to (i) 100% of the original issue price for each share of Series A, 100% of the original issue price for each share of Series B, 107.5% of the original issue price for each share of Series C, and 100% of the original issue price for each share of Series D, plus (ii) all declared but unpaid dividends on such shares. If the assets and funds available for distribution to the holders of the preferred stock were insufficient to pay the stated preferential amounts in full, the entire assets and funds of the Company legally available for distribution would be distributed with equal priority and pro rata among the holders of the preferred stock in proportion to the preferential amount each such holder would otherwise be entitled to receive. The remaining assets, if any, were to be distributed ratably to the holders of the common stock and preferred stock, on an as-if-converted basis, provided that the holders of Series A, Series B, Series C and Series D were not entitled to any proceeds above $0.6045, $1.0398, $2.9907 and $8.47368 per share. Thereafter, if assets remained, they would be distributed to the holders of common stock on a pro rata basis.

The Company classified the preferred stock within shareholders’ equity since the shares were not redeemable, and the holders of the preferred stock could not effect a deemed liquidation of the Company outside of the Company’s control.

Voting

The holders of the preferred stock were entitled to the number of votes equal to the number of shares of common stock into which these shares could then be converted.

Redemption

The preferred stock was not redeemable.

Preferred Stock

Under the amended and restated certificate of incorporation registered by the Company in September 2012, the Company was authorized to issue 20,000,000 shares of preferred stock at $0.00001 par value per share. The preferred stock may be issued from time to time in one or more series pursuant to a resolution or resolutions duly adopted by the board of directors. The Company’s board of directors is authorized to determine by resolution the relevant powers of each issue of the preferred stock, such as designations, preferences, participation, dividend rights, divided rates, conversion rights, voting rights, etc. As of December 31, 2012 no shares were issued or outstanding.

9.     Warrants

Convertible Preferred Stock Warrants

In September 2011, the Company entered into a $20.0 million Credit Facility discussed further in Note 6. In connection with the Credit Facility, the Company issued a warrant to purchase up to 120,961 shares of Series D with an exercise price of $8.4738 per share. As of December 31, 2011, only 56,054 shares were exercisable. The exercisability of the warrant would be triggered upon specified drawdowns under the Credit Facility. As of December 31, 2012 and 2011, the Company had drawdowns of $10.0 million from the total $20.0 million underlying the Credit Facility. If the Company withdrew the remaining $10.0 million, the remaining 64,907 shares would become exercisable under the warrant. As of December 31, 2012, the Company’s ability to withdraw the remaining $10.0 million expired. At the time of issuance, the aggregate fair value of the warrant in the amount of $281,000 was determined using a Monte Carlo model incorporating two scenarios, one with a future equity financing and one without. The model also used the following assumptions: expected term of 1.2 years, risk-free interest rate of 0.2%, expected volatility of 55.0% and expected dividend yield of 0%. The fair value of the warrant was recorded as a warrant liability upon issuance. As a result of the Company’s first public filing of its Form S-1 in August 2012 and in connection with the termination of the anti-dilution provisions contained in the warrant, the warrant liability was remeasured to fair value and the remaining value reclassified to additional paid-in-capital. Upon completion of the Company’s IPO in September 2012 and the related conversion of the convertible preferred stock to common stock, this warrant to purchase convertible preferred stock became a warrant to purchase common stock and the expiration date was set at September 19, 2017, which is five years from the effectiveness of the Company’s IPO.

During the years ended December 31, 2012 and 2011, the Company recognized a charge to earnings of $369,000 and $16,000, respectively, from remeasurement of the fair value of the warrant, which was recorded through the statements of operations.

The Company determined the fair value of the outstanding convertible preferred stock warrant as of August 17, 2012, the date the anti-dilution provision was no longer applicable, and December 31, 2011 with the following assumptions:

	As of August 17, 2012	As of December 31, 2011
Estimated term (in years)	5.9	1.0
Risk-free interest rate	1.0%	0.1%
Expected volatility	53%	55%
Expected dividend yield	0%	0%

The above assumptions were determined as follows:

Term—The term represents a weighted average of the remaining term under probable scenarios used to determine the fair value of the underlying stock. A weighted average term was determined to be more appropriate than the contractual term due to potential adjustments to the related expiration date for the warrant under multiple scenarios;

Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal the term of the warrant;

Expected volatility—The expected volatility is derived from historical volatilities of several unrelated publicly listed peer companies over a period approximately equal to the term of the warrant because the Company has limited information on the volatility of the preferred stock since the Company does not have significant trading history. When making the selections of industry peer companies to be used in the volatility calculation, the Company considered the size, operational and economic similarities to the Company’s principle business operations; and

Expected dividend yield—The expected dividend yield is assumed to be zero as the Company has never paid dividends and has no current plans to do so.

Common Stock Warrants

In July 2010, in conjunction with services provided by a third party consultant, the Company issued a warrant to purchase 12,735 shares of common stock with an exercise price of $3.54 per share and expiration date of July 19, 2015. The warrant is exercisable with cash or through a cashless exercise provision. Under the cashless exercise provision, the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of the Company’s common stock at the time of exercise of the warrant after deducting the aggregate exercise price. The fair value of the warrant in the amount of $16,000 was recorded as additional paid-in capital upon issuance and was not subject to remeasurement at each reporting period. The fair value of the warrant was calculated using the Black-Scholes option-pricing model with the following assumptions: contractual term of 5 years, risk-free interest rate of 1.7%, expected volatility of 55.0% and expected dividend yield of 0%. In March 2011, the warrant was exercised with cash proceeds of $45,000.

In September 2011, in conjunction with services provided by a third party consultant, the Company issued a warrant to purchase 44,646 shares of common stock with an exercise price of $4.29 per share and expiration date of February 14, 2016. The fair value of the warrant in the amount of $93,000 was recorded as additional paid-in capital upon issuance and was not subject to remeasurement at each reporting period. The fair value of the warrant was calculated using the Black-Scholes option-pricing model with the following assumptions: contractual term of 4.5 years, risk-free interest rate of 0.7%, expected volatility of 55.0% and expected dividend yield of 0%. In connection with the IPO in September 2012, the warrant was exercised using the cashless exercise provision which amounted to the net issuance of 33,380 shares of common stock. As of December 31, 2012, this warrant was no longer outstanding.

10.    Stock-Based Compensation

2005 Stock Plan

The Company granted options under its 2005 Stock Incentive Plan (the “2005 Plan”) until September 2012 when the 2005 plan was terminated. Under the terms of the 2005 Plan, the Company had the ability to grant incentive (“ISO”) and nonstatutory (“NSO”) stock options, restricted stock awards and restricted stock units. As of December 31, 2012 and 2011, respectively, zero and 4,474,605 shares of common stock were reserved under the 2005 Plan for the issuance of ISOs, NSOs, restricted stock or restricted stock units to eligible participants. Under the 2005 Plan, the options were granted at a price per share not less than 100% of the fair market value per share at the grant date. Options granted under the 2005 Plan generally vest at a rate of 25% after the first year and then at 1/36 of the remaining shares each month thereafter and expire 10 years from the grant date. Certain options vest monthly over two to four years.

2012 Equity Incentive Plan

Effective September 19, 2012, the Company’s board of directors adopted, and the Company’s stockholders approved, a 2012 Equity Incentive Plan (the “2012 Plan”). The 2012 Plan provides for the grant of ISOs, NSOs, restricted stock, restricted stock units, stock appreciation rights, performance units, and performance shares to employees, directors, and consultants of the Company. Under the 2012 Plan, a total of 2,370,000 shares of common stock have been reserved for issuance plus up to 1,000,000 shares from the expiration or termination of awards under the 2005 Plan. The shares available will be increased at the beginning of each fiscal year by the least of (i) 2,100,000 shares, (ii) 4% of outstanding common stock on the last day of the immediately preceding fiscal year, or (iii) such number determined by the Company’s board of directors. Under the 2012 Plan, both the ISOs and NSOs are granted at a price per share not less than 100% of the fair market value per share of the underlying stock at the grant date. The board of directors determines the vesting period for each option award on the grant date, and the options generally expire 10 years from the grant date or such shorter term as may be determined by the board of directors. The restricted stock units are granted for zero purchase price.

In October 2012, the Company awarded restricted stock units (“RSUs”) to certain employees. As of December 31, 2012 approximately 37,760 RSUs were outstanding.

Total shares of common stock available for grant under 2005 and 2012 Plans were 2,127,279 and 38,672 as of December 31, 2012 and 2011, respectively.

Stock Option Activity

The stock option activity under the 2005 and 2012 Plans during the year ended December 31, 2012 was as follows:

	Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
				(In thousands)
Balance—December 31, 2011	3,334,530	$3.48	8.2	$11,108
Granted	1,041,972	14.24
Canceled	(264,491)	6.66
Exercised	(541,445)	3.07

Balance—December 31, 2012	3,570,566	$6.45	7.56	$35,415

Options exercisable—December 31, 2012	1,722,605	$3.20	6.18	$22,474

Options vested and expected to vest—December 31, 2012	3,411,464	$6.26	7.49	$34,441

The options exercisable as of December 31, 2012 included options that were exercisable prior to vesting. The weighted average grant date fair value of options granted during the years ended December 31, 2012, 2011, and 2010 was $6.77, $2.28 and $1.59, respectively.

Aggregate intrinsic value represents the difference between the estimated fair value of the underlying common stock and the exercise price of outstanding, in-the-money options. The aggregate intrinsic value of options exercised was $5.3 million, $902,000 and $760,000 during the years ended December 31, 2012, 2011, and 2010, respectively. The total estimated grant date fair value of employee options vested during the years ended December 31, 2012, 2011, and 2010 was $4.6 million, $1.2 million and $336,000, respectively. Total cash received from exercise of stock options during the years ended December 31, 2012, 2011 and 2010 were $1.7 million, $408,000 and $113,000, respectively. As of December 31, 2012, total unrecognized compensation cost related to non-vested stock options granted to employees was $7.0 million, net of estimated forfeitures of $782,000. These costs will be amortized on a straight-line basis over a weighted average vesting period of 2.68 years.

Additional information regarding the Company’s stock options outstanding and vested and exercisable as of December 31, 2012 is summarized below:

	Options Outstanding			Options Exercisable
Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price per Share	Number of Options Exercisable	Weighted Average Exercise Price Per Share
$0.15—$0.18	511,995	3.84	$0.15	511,995	$0.15
$1.32—$1.47	144,552	4.90	1.37	144,552	1.37
$3.54	209,388	6.94	3.54	189,842	3.54
$4.29—$4.59	1,207,132	8,28	4.33	648,064	4.32
$5.55	528,133	8.78	5.55	133,245	5.55
$6.81—$9.42	202,813	9.16	7.62	52,413	6.89
$12.15—$13.32	167,893	9.39	12.74	12,250	13.32
$13.33—$22.44	598,660	9.64	16.97	30,244	16.62

	3,570,566			1,722,605

Restricted Stock Units Activity

	RSUs Outstanding	Weighted Average Grant Date fair Value	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
				(In thousands)
Unvested—December 31, 2011	—	—	—	$—
Granted	39,806	16.40
Canceled	(2,046)	16.14
Rolled from 2005 Plan	—
Exercised	—

Unvested—December 31, 2012	37,760	16.41	2.16	$613

Stock awards exercisable—December 31, 2012	—		—	$—

Stock awards vested and expected to vest—December 31, 2012	32,688		2.09	$531

As of December 31, 2012, total unrecognized compensation cost related to non-vested RSUs granted to employees was $520,000, net of estimated forfeitures of $82,000. This cost will be amortized on a straight-line basis over a weighted average vesting period of 3.81 years.

Determining Fair Value of Stock Options

The fair value of each grant of stock option awards is determined by the Company and its board of directors using the methods and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

Valuation Method—The Company estimates the fair value of its stock option awards using the Black-Scholes option-pricing model.

Expected Term—The expected term represents the period that the stock option awards are expected to be outstanding. The Company estimates the expected term for its awards grants based on a study of publicly traded industry peer companies and the historical data on employee exercises and post-vesting employment termination behavior taking into account the contractual life of the award.

Expected Volatility—The expected volatility is derived from the historical stock volatilities of several comparable publicly listed peers over a period approximately equal to the expected term of the awards because the Company has limited information on the volatility of its common stock since the Company does not have significant trading history. When making the selections of the comparable industry peers to be used in the volatility calculation, the Company considered the size, operational and economic similarities to its principle business operations.

Fair Value of Common Stock—Prior to the Company’s IPO, the fair value of the common stock underlying the stock option awards was determined by the Company’s board of directors. Because there had been no public market for the Company’s stock, the board of directors had determined the fair value of the common stock at the time of the option grant by considering a number of objective and subjective factors including contemporaneous valuations performed by unrelated third party specialists, valuations of comparable companies, operating and financial performance, lack of liquidity of capital stock and general and industry-specific economic outlook, amongst other factors. After the Company’s IPO the Company has been using the listed stock price on the date of grant as its fair value.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term of the options.

Expected Dividends—The expected dividend has been zero as the Company has never paid dividends and has no expectations to do so.

Forfeiture Rate—The Company estimates its forfeiture rate based on an analysis of its actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior, and other factors. The impact from a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual number of future forfeitures differs from that estimated, the Company may be required to record adjustments to stock-based compensation expense in future periods.

Summary of Assumptions

The fair value of each employee stock option awards was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

	Year Ended December 31,
	2012	2011	2010
Expected term (in years)	5.5	5.5	5.5
Expected volatility	53%	55%	55%
Risk-free interest rate	0.9%	1.9%	1.7%
Dividend rate	0%	0%	0%

Determining Fair Value of Restricted Stock Units

The fair value of restricted stock units equals the market value of the underlying stock on the date of grant.

Options granted to non-employees

During the years ended December 31, 2012, 2011 and 2010, the Company granted zero, 16,216 and zero stock options to non-employees. Through June 30, 2012, no stock-based compensation expense was recognized related to the options granted during the year ended December 31, 2011 as these non-employee options have performance conditions that the Company determined are not probable as of June 30, 2012. Such options were subject to remeasurement using the Black-Scholes option-pricing model as the options vested. In the second half of the year ended December 31, 2012 a total of $58,000 of stock-based compensation expense was recognized related to these options.

Stock-Based Compensation Expense

The Company recorded compensation expense for stock-based awards granted to employees and nonemployees as follows (in thousands):

	Year Ended December 31,
	2012	2011	2010
Cost of revenue	$32	$11	$8
Technology and development	930	482	176
Sales and marketing	398	183	97
General and administrative	1,210	808	73

Total stock-based compensation expense	$2,570	$1,484	$354

The Company capitalized stock-based compensation of $66,000, $22,000 and $17,000 as product development costs during the years ended December 31, 2012, 2011, and 2010, respectively.

11.   Net Loss per Share Attributable to Common Stockholders

The following table sets for the computation of the Company’s basic and diluted net loss per share attributable to common stockholders during the years ended December 31, 2012, 2011, and 2010 (in thousands, except share and per share data):

	Year Ended December 31,
	2012	2011	2010
Net loss attributable to common stockholders	$(10,921)	$(6,155)	$(3,838)

Shares used in computing net loss per share attributable to common stockholders, basic and diluted	12,538,769	6,657,045	6,016,550

Net loss per share attributable to common stockholders, basic and diluted	$(0.87)	$(0.92)	$(0.64)

The following outstanding shares of common stock equivalents were excluded from the computation of the diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	Year Ended December 31,
	2012	2011	2010
Convertible preferred stock	—	14,161,444	14,161,444
Stock options to purchase common stock	3,570,566	3,334,530	1,532,354
Stock awards to purchase common stock	37,760	—	—
Heldback shares in connection with Movity acquisition	30,524	125,461	125,461
Preferred stock warrants	—	56,054	—
Common stock warrants	56,054	44,646	12,735

12.   Income Taxes

The Company accounts for income taxes in accordance with authoritative guidance, which requires the use of the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based upon the difference between the financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed.

The components of the provision for income taxes for the years ended December 31, 2012 and 2011 are as follows:

	Year Ended December 31,
	2012	2011
Current:
Federal	$—	$—
State	67,324	—
Deferred:
Federal	—	—
State	—	—

TOTAL	$67,324	$—

The following table presents a reconciliation of statutory federal rate and the Company’s effective tax rate for the periods presented:

	Year Ended December 31,
	2012	2011	2010
Tax benefit at federal statutory rate	(34.0)%	(34.0)%	(34.0)%
State taxes (net of federal benefit)	(5.6)	(5.8)	(5.8)
Stock-based compensation	3.1	4.7	3.7
Change in valuation allowance	32.6	34.7	42.2
Other nondeductible expenses	4.6	0.5	(6.3)
Other	—	(0.1)	0.2

Effective tax rate	0.6%	0.0%	0.0%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2012 and 2011 were as follows (in thousands):

	As of December 31,
	2012	2011
Deferred tax assets:
Net operating loss carryforward	$16,275	$11,564
Depreciation and amortization	36	—
Accruals and reserves	867	848
Deferred revenue	—	1,939
Stock-based compensation	633	492
General business credit	—	15
Other	1	410

Gross deferred tax assets	17,812	15,268
Valuation allowance	(17,342)	(14,132)

Net deferred tax assets	470	1,136

Deferred tax liabilities:
Prepaid expenses	$353	$122
Depreciation and amortization	—	1,014
Deferred Revenue	117	—

Gross deferred tax liabilities	470	1,136

Net deferred tax liabilities	$—	$—

Uncertain Tax Positions

The Company adopted authoritative guidance under ASC 740 on January 1, 2007, which clarifies the accounting for uncertainties in tax positions recognized in the financial statements. The Company has not been audited by the Internal Revenue Service or any state tax authority. The Company is subject to taxation in the U.S. and various states. Due to the Company’s net losses, substantially all of its federal and state income tax returns since inception are still subject to audit.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	Year Ended December 31,
	2012	2011	2010
Unrecognized tax benefits, beginning of period	$475	$337	$110
Gross increases - tax position in prior period	20	—	—
Gross decrease - tax position in prior period	(475)	—	—
Gross increases - current period tax positions	—	138	227
Lapse of statute of limitations	—	—	—

Unrecognized tax benefits, end of period	$20	$475	$337

If the $20,000 of unrecognized income tax benefits is recognized, there would be impact to the effective tax rate.

The Company does not have any additional tax positions that are expected to significantly increase or decrease within twelve months of the year ended December 31, 2012.

13.   Employee Benefit Plan

The Company has a defined contribution 401(k) retirement plan covering all employees who have met certain eligibility requirements. Eligible employees may contribute pretax compensation up to the maximum amount allowable under Internal Revenue Service limitations. Employee contributions and earnings thereon vest immediately. The Company matches up to 3% of the employee’s contributions. The Company’s expense related to its benefit plan during the years ended December 31, 2012, 2011, and 2010 was $685,000, $388,000, and $192,000, respectively.

* * * * * *

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

TRULIA, INC.

MARINER ACQUISITION CORP.

AND

MARKET LEADER, INC.

Dated as of May 7, 2013

A-i

3.6	Financial Statements and Controls	A-32
3.7	No Undisclosed Liabilities	A-33
3.8	Absence of Certain Changes	A-33
3.9	Compliance with Law and Orders; Permits	A-33
3.10	Litigation; Orders	A-34
3.11	Parent Common Stock	A-34
3.12	Operations of Merger Sub	A-34
3.13	Brokers	A-34

ARTICLE IV INTERIM CONDUCT OF BUSINESS		A-34

4.1	Affirmative Obligations of the Company	A-34
4.2	Negative Obligations of the Company	A-34
4.3	Procedures for Requesting Consent	A-37

ARTICLE V ADDITIONAL AGREEMENTS		A-37

5.1	No Solicitation	A-37
5.2	Reasonable Best Efforts	A-39
5.3	Requisite Governmental Clearances and Consents	A-40
5.4	Registration Statement; Proxy Statement/Prospectus	A-41
5.5	Company Shareholder Meeting	A-42
5.6	Company Board Recommendation	A-43
5.7	Access; Notice and Consultation	A-45
5.8	Confidentiality	A-46
5.9	Public Disclosure	A-46
5.10	Employee Matters	A-46
5.11	Directors’ and Officers’ Indemnification and Insurance	A-47
5.12	Insurance Policies	A-48
5.13	Resignation of Officers and Directors of Company Subsidiaries	A-48
5.14	Section 16 Resolutions	A-48
5.15	NYSE Listing	A-48
5.16	Obligations of Merger Sub	A-48
5.17	Anti-Takeover Statutes	A-48
5.18	MLS-Sourced Data	A-48

ARTICLE VI CONDITIONS TO THE MERGER		A-49

6.1	Conditions to Each Party’s Obligations to Effect the Merger	A-49
6.2	Additional Conditions to the Obligations of Parent and Merger Sub	A-49
6.3	Additional Conditions to the Company’s Obligations to Effect the Merger	A-51

ARTICLE VII TERMINATION		A-51

7.1	Termination	A-51
7.2	Notice of Termination; Effect of Termination	A-53
7.3	Fees and Expenses	A-53

ARTICLE VIII GENERAL PROVISIONS		A-55

8.1	Certain Interpretations	A-55
8.2	Notices	A-56
8.3	Survival of Representations, Warranties and Covenants	A-56
8.4	Assignment	A-57
8.5	Amendment	A-57
8.6	Extension; Waiver	A-57
8.7	Entire Agreement	A-57

A-ii

8.8	Third Party Beneficiaries	A-57
8.9	Severability	A-57
8.10	Other Remedies	A-57
8.11	Governing Law	A-57
8.12	Specific Performance	A-58
8.13	Consent to Jurisdiction	A-58
8.14	WAIVER OF JURY TRIAL	A-58
8.15	Counterparts	A-58

Subject Matters of Disclosure Schedules to Agreement and Plan of Merger

The following is a list of the subject matters addressed in the disclosure schedules delivered by Market Leader, Inc. to Trulia, Inc. and the disclosure schedules delivered by Trulia, Inc. to Market Leader, Inc. concurrently with entering into the merger agreement. Pursuant to Item 601(b)(2) of Regulation S-K, Trulia agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Agreement and Plan of Merger to the SEC upon request.

List of Subject Matters in Market Leader, Inc. Disclosure Schedule

2.3	Non-contravention; Governmental Consents
2.4	Capitalization
2.5	Subsidiaries
2.7	Financial Statements and Controls
2.9(c)	Absence of Certain Changes
2.10	Compliance with Law and Orders
2.12	Litigation; Orders
2.13(b)	Material Contracts
2.15	Employee Benefits
2.16	Labor Matters
2.17	Real Property
2.20	Intellectual Property
2.21	Insurance
2.27(b)	Customers and Suppliers
4.2	Negative Covenants of the Company
5.11	Directors’ and Officers’ Indemnification an Insurance

List of Subject Matters in Trulia, Inc. Disclosure Schedule

3.3	Non-contravention; Governmental Consents
3.4	Capitalization
3.10	Litigation; Orders
4.3	Procedures for Requesting Consent

A-iii

INDEX OF DEFINED TERMS

Term	Section Reference
401(k) Plan	5.10(a)
Agreement	Preamble
Antitrust Restraint	5.3(b)
Assets	2.19
Assumed Option	1.8(a)
Assumed RSU	1.8(b)
Assumed Stock Appreciation Right	1.8(c)
Articles of Merger	1.3
Book-Entry Shares	1.9(b)(i)
Cancelled Company Shares	1.7(b)(iv)
Capitalization Date	2.4(a)
Cash Consideration	1.7(b)(i)
Certificate	1.9(b)(i)
Closing	1.2
Closing Date	1.2
Collective Bargaining Agreements	2.16(a)
Company	Preamble
Company 2004 Plan	Annex I.1(n)
Company Board Recommendation	5.6(a)
Company Board Recommendation Change	5.6(a)
Company Capitalization Representation	6.2(a)
Company Disclosure Schedule	Article II
Company Privacy Policies	2.20(k)
Company Registered Intellectual Property	2.20(a)
Company SEC Reports	2.6(a)
Company Securities	2.4(c)
Company Shareholder Meeting	5.5(a)
Company Specified Representations	6.2(a)
Confidentiality Agreement	5.8
Consent	2.3(b)
D&O Insurance	5.11(b)
Dissenting Company Shares	1.7(b)(v)
EAR	2.22(a)
Effective Time	1.3
Effects	Annex I.1(pp)
Employee Plans	2.15(a)
ERISA Affiliate	2.15(a)
Exchange Agent	1.9(a)(i)
Exchange Fund	1.9(a)(i)
Export Controls	2.22(a)

A-iv

In-Licenses	2.20(h)
Indemnified Parties	5.11(a)
IP Licenses	2.20(i)
ITAR	2.22(a)
Import Restrictions	2.22(a)
Leased Real Property	2.17(a)
Leases	2.17(a)
Legal Proceeding Matter	5.7(d)
Material Contract	2.13(a)
Maximum Annual Premium	5.11(b)
Merger	Recitals
Merger Consideration	1.7(b)
Merger Proposal	2.2(b)
Merger Sub	Preamble
OFAC	2.22(a)
Option Consideration	1.8(g)(ii)
Out-Licenses	2.20(i)
Parent	Preamble
Parent Disclosure Schedule	Article III
Parent Expenses	7.3(b)(i)
Parent SEC Reports	3.5(a)
Parent Specified Representations	6.3(a)
Patents	Annex I.1(hh)
Permits	2.11
Proxy Statement/Prospectus	5.4(a)
Qualifying Amendment	5.4(c)
Registration Statement	5.4(a)
Regulation M-A Filing	5.4(d)
Requisite Company Shareholder Approval	2.2(c)
SAR Consideration	1.8(g)(iii)
Significant Customer	2.27(a)
Significant Supplier	2.27(b)
Stock Consideration	1.7(b)(i)
Stock Threshold	1.7(b)(vi)
Subsidiary Securities	2.5(d)
Tail Policy	5.11(b)
Takeover Law	2.2(d)
Terminating Award	1.8(d)
Termination Date	7.1(b)
Termination Fee Amount	7.3(b)(ii)
Total Stock Amount	1.7(b)(vi)
Trade Secrets	Annex I.1(hh)
Trademarks	Annex I.1(hh)
Voting Agreements	Recitals
WBCA	Recitals

A-v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of May 7, 2013 by and among Trulia, Inc., a Delaware corporation (“Parent”), Mariner Acquisition Corp., a Washington corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”), and Market Leader, Inc., a Washington corporation (the “Company”). All capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings ascribed thereto in Annex I.

W I T N E S S E T H:

WHEREAS, each of the respective Board of Directors of Parent, Merger Sub and the Company has approved and adopted this Agreement and the transactions contemplated hereby, and deems it advisable and in the best interest of its respective shareholder(s) to enter into this Agreement and consummate the transactions contemplated hereby.

WHEREAS, the Board of Directors of the Company has resolved to recommend that its shareholders approve this Agreement.

WHEREAS, pursuant to the terms and conditions of this Agreement, Merger Sub will be merged with and into the Company (the “Merger”) in accordance with the applicable provisions of the Washington Business Corporation Act, as amended, of the State of Washington (the “WBCA”), the Company will continue as the surviving corporation of the Merger and each share of the Company Common Stock outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive the consideration set forth herein, all upon the terms and subject to the conditions set forth in this Agreement.

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, each of the executive officers and directors of the Company, in their respective capacities as securityholders of the Company, are entering into Voting Agreements with Parent substantially in the form attached hereto as Exhibit A (each, a “Voting Agreement” and collectively, the “Voting Agreements”).

WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement to Parent’s willingness to enter into this Agreement, certain key employees of the Company are entering into employment agreement addendums with Parent regarding such key employees’ continued employment with Parent or an Affiliate thereof on and after the Closing Date, each to be effective as of the Effective Time.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the WBCA, at the Effective Time, Merger Sub shall be merged with and into the Company in the Merger, the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the surviving corporation of the Merger and as a wholly owned Subsidiary of Parent. The Company, as the surviving corporation of the Merger, is referred to herein as the “Surviving Corporation.”

1.2 The Closing. The consummation of the Merger shall take place at a closing (the “Closing”) to occur at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, One Market Plaza, Spear Tower,

Suite 3300, San Francisco, California 94105, on a date and at a time to be agreed upon by Parent and the Company, which date shall be no later than the second (2nd) Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions), or at such other location, date and time as Parent and the Company shall mutually agree upon in writing (the date upon which the Closing shall actually occur pursuant hereto being referred to herein as the “Closing Date”).

1.3 Effective Time of Merger. Upon the terms and subject to the conditions set forth in this Agreement, promptly after the Closing on the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated under Washington Law by filing articles of merger in customary form and substance (the “Articles of Merger”) with the Secretary of State of the State of Washington in accordance with the applicable provisions of the WBCA (the time of such filing and acceptance by the Washington Secretary of State, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Articles of Merger, being referred to herein as the “Effective Time”). This Agreement together with Exhibit B hereto but excluding the other Exhibits and Schedules to this Agreement shall be deemed the “plan of merger” under Chapter 11 of the WBCA and shall be filed with the Articles of Merger pursuant to Section 23B.11.050(1) of the WBCA.

1.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the WBCA. Without limiting the generality of the foregoing (and subject thereto), at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.5 Organizational Documents of Surviving Corporation.

(a) At the Effective Time, subject to the provisions of Section 5.11, the articles of incorporation of the Company shall be amended in their entirety as set forth in Exhibit B to this Agreement, and as so amended shall become the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of Washington Law and such articles of incorporation.

(b) At the Effective Time, subject to the provisions of Section 5.11, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall become the bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of Washington Law, the articles of incorporation of the Surviving Corporation and such bylaws.

1.6 Directors and Officers of Surviving Corporation.

(a) At the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall become the directors of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

(b) At the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall become the officers of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed.

1.7 Effect of Merger on Capital Stock of Constituent Corporations. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any shares of Company Common Stock:

(a) Merger Sub Capital Stock. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, whereupon each certificate evidencing ownership of such shares of common stock of Merger Sub shall thereafter evidence ownership of shares of common stock of the Surviving Corporation.

(b) Company Capital Stock.

(i) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Cancelled Company Shares and any Dissenting Company Shares) shall be canceled and extinguished and automatically converted into the right to receive the following consideration: (A) $6.00 in cash, without interest (such per share cash amount being referred to herein as the “Cash Consideration”) plus (B) 0.1553 validly issued, fully paid and nonassessable shares of Parent Common Stock (such per share amount of Parent Common Stock being referred to herein as the “Stock Consideration”), upon the surrender of the Certificate representing such share of Company Common Stock (or the receipt of an agent’s message in the case of Book-Entry Shares) in the manner set forth in Section 1.9 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner set forth in Section 1.9(h)). For all purposes of and under this Agreement, the term “Merger Consideration” shall mean the Cash Consideration plus the Stock Consideration, together with any cash payable under Section 1.7(b)(iii) in lieu of fractional shares of Parent Common Stock otherwise issuable pursuant hereto. From and after the Effective Time, all shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate theretofore representing any shares of Company Common Stock (other than any Cancelled Company Shares and any Dissenting Company Shares) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration issuable and payable in respect thereof pursuant to this Section 1.7(b) and any dividends or other distributions issuable or payable in respect thereof pursuant to Section 1.9(c) upon the surrender thereof in accordance with the provisions of Section 1.9. The Merger Consideration issued upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 1.7(b)(iii) and Section 1.9(c)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of any shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to Parent or the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

(ii) Notwithstanding anything to the contrary set forth in this Agreement, (A) the Stock Consideration shall be adjusted appropriately to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of Parent Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Parent Common Stock having a record date on or after the date hereof and prior to the Effective Time, and (B) the Cash Consideration and the Stock Consideration shall be adjusted appropriately to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of Company Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Company Common Stock having a record date on or after the date hereof and prior to the Effective Time (it being understood and agreed that the inclusion of this clause (B) shall not be deemed to amend or modify in any respect the restrictions set forth in Article IV).

(iii) No fraction of a share of Parent Common Stock will be issued by virtue of the Merger or pursuant to this Agreement, and in lieu thereof each holder of record of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder of record) shall be entitled to receive from Parent, upon surrender of such holder’s Certificate(s) in the manner set forth in Section 1.9, an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of such fraction multiplied by the Parent Common Stock Closing Price.

(iv) Notwithstanding anything to the contrary set forth in this Agreement, upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any shares of Company Common Stock, each share of Company Common Stock owned by Parent, any Subsidiary of Parent or the Company (collectively, “Cancelled Company Shares”), in each case as of immediately prior to the Effective Time, shall be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(v) Notwithstanding anything to the contrary set forth in this Agreement, all shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a shareholder who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have properly and validly demanded its rights to be paid the fair value of such Company Shares in accordance with Chapter 23B.13 of the WBCA (“Dissenting Company Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration pursuant to this Section 1.7. By virtue of the Merger, all Dissenting Company Shares shall be cancelled and shall cease to exist and the holders of such Dissenting Company Shares shall thereafter be entitled only to such rights with respect to such Dissenting Company Shares as are provided under Chapter 23B.13 of the WBCA; provided, however, that notwithstanding the foregoing, all Dissenting Company Shares held by a shareholder who shall have failed to perfect or who shall have effectively withdrawn or lost such shareholder’s right to dissent under such Chapter 23B.13 of the WBCA shall thereupon be deemed to have been converted into, and to have become exchangeable for, the right to receive the Merger Consideration, without any interest thereon, upon surrender of the Certificate or Certificates that formerly evidenced such shares of Company Common Stock (or receipt of an agent’s message in the case of Book-Entry Shares) in the manner set forth in Section 1.9. The Company shall give Parent (x) prompt notice of any notice received by the Company of any shareholder’s intent to exercise its dissenter’s rights under Section 23B.13 of the WBCA, demand received by the Company for payment of the fair value of any Company Shares, withdrawals of such demands, and any other instruments received by the Company which relate to any such demand for dissenter’s rights and (y) the opportunity to direct and control all negotiations and proceedings with respect to demands for dissenter’s rights under Washington Law in respect of Dissenting Company Shares. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for dissenter’s rights or settle or offer to settle any such demands for payment in respect of Dissenting Company Shares.

(vi) Notwithstanding anything in this Agreement to the contrary, to the extent that the sum of (A) the aggregate number of shares of Parent Common Stock issuable in the Merger plus (B) the maximum number of shares of Parent Common Stock issuable upon the exercise of all Assumed Options, Assumed RSUs and Assumed Stock Appreciation Rights after giving effect to the cash-out of vested Company Options and vested Company Stock Appreciation Rights pursuant to Section 1.8(g) (the sum of the amounts in clauses (A) and (B), the “Total Stock Amount”) would be equal to or greater than nineteen and nine tenths percent (19.9%) of the shares of Parent Common Stock outstanding as of immediately prior to the Effective Time (such amount, the “Stock Threshold”), the Stock Consideration in the Merger shall be decreased to the minimum extent necessary, such that the Total Stock Amount shall not equal or exceed the Stock Threshold. In such event, the Cash Consideration in the Merger shall be increased by an amount equal to the product of (A) the amount of such reduction in the Stock Consideration in the Merger pursuant to the preceding sentence multiplied by (B) Parent Common Stock Closing Price.

1.8 Treatment of Company Stock Awards.

(a) Company Options Held by Continuing Service Providers. At the Effective Time, each Company Option (or portion thereof) that is outstanding as of immediately prior to the Effective Time and that is held by a Continuing Service Provider shall, without any further action on the part of any holder of Company Options, be assumed by Parent (each, an “Assumed Option”), unless Parent provides written notice to the Company that certain Company Options shall not be assumed in accordance with Section 1.8(g). Each such Assumed Option shall be subject to the same terms and conditions as applied to the related Company Option immediately prior to the Effective Time, including the vesting schedule applicable thereto, except that (A) the number of shares of Parent Common Stock subject to each Assumed Option shall be equal to the product of (x) the number of shares of Company Common Stock underlying such Assumed Option as of immediately prior to the Effective Time multiplied by (y) the Exchange Ratio (with the resulting number, in the event a fractional share results, rounded down to the nearest whole share), and (B) the per share exercise price of each Assumed Option shall be equal to the quotient determined by dividing (x) the exercise price per share at which such Assumed Option was exercisable immediately prior to the Effective Time by (y) the Exchange Ratio (with the resulting price per share rounded up to the nearest whole cent). Continuous employment with the Company prior to the Effective Time will be credited to holders of Assumed Options for purposes of any vesting requirements applicable to the Assumed Options after the Effective Time. The assumption of Assumed Options classified as “incentive stock options” (within the meaning of Section 422 of the Code) immediately prior to the Effective Time shall be effected in a manner that satisfies the requirements of Section 424 of the Code and the Treasury Regulations promulgated thereunder, the assumption of all other Assumed Options shall be effected in a manner that satisfies the requirements of Section 409A of the Code and the Treasury Regulations promulgated thereunder, and this Section 1.8 will be construed consistent with such intentions.

(b) Company Restricted Stock Units Held by Continuing Service Providers. At the Effective Time, each award of Company Restricted Stock Units (or portion thereof) that is outstanding as of immediately prior to the Effective Time and that is held by a Continuing Service Provider shall, without any further action on the part of any holder of Company Restricted Stock Units, be assumed by Parent (each, an “Assumed RSU”). Each such Assumed RSU shall be subject to the same terms and conditions as applied to the related Company Restricted Stock Unit immediately prior to the Effective Time, including the vesting schedule applicable thereto, except that the number of shares of Parent Common Stock subject to each Assumed RSU shall be equal to the product of (x) the number of shares of Company Common Stock underlying such Assumed RSU as of immediately prior to the Effective Time multiplied by (y) the Exchange Ratio (with the resulting number, in the event a fractional share results, rounded down to the nearest whole share). Continuous employment with the Company prior to the Effective Time will be credited to holders of Assumed RSUs for purposes of any vesting requirements applicable to the Assumed RSUs after the Effective Time.

(c) Company Stock Appreciation Rights Held by Continuing Service Providers. At the Effective Time, each Company Stock Appreciation Right (or portion thereof) that is outstanding as of immediately prior to the Effective Time and that is held by a Continuing Service Provider shall, without any further action on the part of any holder of Company Stock Appreciation Rights, be assumed by Parent (each, an “Assumed Stock Appreciation Right”), unless Parent provides written notice to the Company that certain Company Stock Appreciation Rights shall not be assumed in accordance with Section 1.8(g). Each such Assumed Stock Appreciation Right shall be subject to the same terms and conditions as applied to the related Company Stock Appreciation Right immediately prior to the Effective Time, including the vesting schedule applicable thereto, except that (A) the number of shares of Parent Common Stock subject to each Assumed Stock Appreciation Right shall be equal to the product of (x) the number of shares of Company Common Stock underlying such Assumed Stock Appreciation Right as of immediately prior to the Effective Time multiplied by (y) the Exchange Ratio (with the resulting number, in the event a fractional share results, rounded down to the nearest whole share), and (B) the per share exercise price of each Assumed Stock Appreciation Right shall be equal to the quotient determined by dividing (x) the exercise price per share at which such Assumed Stock Appreciation Right was exercisable immediately prior to the Effective Time by (y) the Exchange Ratio (with the resulting price per share rounded up to the nearest whole cent). Continuous employment with the Company prior to the Effective Time will be credited to holders of Assumed Stock Appreciation Rights for purposes of any vesting requirements applicable to the Assumed Stock Appreciation Rights after the Effective Time. The assumption of Assumed Stock Appreciation Rights pursuant to this Section shall be effected in a manner that satisfies the requirements of Section 409A of the Code and the Treasury Regulations promulgated thereunder, and this Section 1.8 will be construed consistent with this intent.

(d) Company Stock Awards Held by Non-Continuing Service Providers. Each Company Stock Award that is held by a Person other than a Continuing Service Provider shall not be assumed or otherwise substituted by Parent (a “Terminating Award”), and each such Terminating Award shall be canceled or terminated at the Effective Time without consideration.

(e) Necessary Actions; Form S-8.

(i) The Company shall, at Parent’s direction (which is hereby given pursuant to this Agreement), take all actions necessary to effect the transactions contemplated by this Section 1.8 under all Company Plans and Company Stock Awards or any other plan or arrangement of the Company, including delivering all required notices, obtaining all necessary consents, and making any determinations and/or resolutions of the Company Board or a committee thereof.

(ii) Promptly after the Effective Time (but in no event later than five (5) Business Days following the Effective Time), if available for use by Parent, Parent shall prepare and file with the SEC a registration statement on Form S-8 (or other appropriate form) relating to the shares of Parent Common Stock issuable with respect to assumed or converted Company Stock Awards under this Section 1.8 and, in connection with assumption of the Company Stock Awards contemplated by this Section 1.8, shall file with NYSE a Supplemental Listing Application (or such other form as may be required by NYSE) relating to such assumed Company Stock Awards. Parent shall use commercially reasonable efforts to maintain the effectiveness of such registration statement (and the current status of the prospectus or prospectuses required thereby) for so long as shares remain issuable pursuant to assumed or converted Company Stock Awards. Parent shall give holders written notice of their assumed or converted Company Stock Awards within five (5) Business Days after the Effective Time stating that their Company Stock Awards have been assumed by Parent and shall continue in effect on substantially the same terms and conditions (subject to adjustment required by this Section 1.8) after giving effect to the merger and the terms of the Company Plans.

(f) Assumption of Company 2004 Plan. Following the Effective Time, if and only if Parent provides a written notice to the Company no later than five (5) Business Days prior to the Closing Date, Parent shall assume and will be able to grant equity-based awards, to the extent permissible by applicable Law and NYSE rules, under the terms of the Company 2004 Plan or the terms of another plan adopted by Parent to issue the reserved but unissued Company shares under the Company 2004 Plan and the shares that would otherwise return to the Company 2004 Plan pursuant to Section 4.2(a) thereof (which provides that each award that lapses, expires, terminates or is canceled prior to the issuance of shares thereunder or if shares of Company Common Stock are issued under the Company 2004 Plan to a holder and thereafter are forfeited to or otherwise reacquired by the Company, the shares subject to such awards and the forfeited or reacquired shares shall again be available for issuance under the 2004 Plan), except that (i) Company shares covered by such awards will be shares of Parent Common Stock and (ii) all references to a number of Company shares will be (A) changed to reference Parent Common Stock and (B) converted to a number of shares of Parent Common Stock equal to the product of the number of Company shares multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock. The Company shall take all actions in furtherance of this Section 1.8(f) as Parent may reasonably request. Unless Parent provides written notice to the Company that the Company 2004 Plan will be assumed, the Company shall terminate the Company 2004 Plan in accordance with Section 5.10.

(g) Parent Election to Cancel and Cash-Out Vested Company Options and Vested Company Stock Appreciation Rights.

(i) Notwithstanding Sections 1.8(a) and 1.8(c), if Parent reasonably determines, after consultation with the Company, that the Total Stock Amount (prior to giving effect to any cash out of vested Company Options and vested Company Stock Appreciation Rights under this Section 1.8(g)) would otherwise equal or exceed the Stock Threshold, Parent shall, in accordance with this Section 1.8(g), cash out at least that number of vested Company Options (which may include any Company Options that will accelerate as a result of the

Merger) identified by Parent (“Identified Options”) and/or vested Company Stock Appreciation Rights (which may include any Company Stock Appreciation Rights that will accelerate as a result of the Merger) identified by Parent (“Identified Stock Appreciation Rights”), in each case held by Continuing Service Providers, such that the Total Stock Amount would no longer equal or exceed the Stock Threshold. Parent agrees to determine the identity (including without limitation the allocation between Identified Options and Identified Stock Appreciation Rights) and the aggregate number of, the Identified Options and/or Identified Stock Appreciation Rights to be so cashed out in an objective manner using the following criteria. The vested Company Options and vested Company Stock Appreciation Rights shall be sorted in order from highest exercise price to lowest exercise price. Those vested Company Options and vested Company Stock Appreciation Rights with the highest exercise price shall be cashed out first. To the extent that it is not necessary to cash out all of the vested Company Options and vested Company Stock Appreciation Rights with a particular exercise price, then within such tranche of vested Company Options and vested Company Stock Appreciation Rights with a particular exercise price, those vested Company Options and vested Company Stock Appreciation Rights will be sorted in order by seniority at the Company (based on position, not length of service). Those vested Company Options and vested Company Stock Appreciation Rights held by the individuals with the highest seniority shall be cashed out first. To the extent that it is not necessary to cash out all of the vested Company Options and vested Company Stock Appreciation Rights held by all of the individuals with a particular level of seniority, then within such tranche by seniority, the vested Company Options and vested Company Stock Appreciation Rights shall be cashed out pro rata among the individuals with that level of seniority. In case of any questions regarding the interpretation of this Section 1.8(g), the determination of Parent’s Board of Directors shall be final and binding. Parent shall provide the Company written notice no later than five (5) Business Days prior to the Closing Date of its determination to cash out the Identified Options and the Identified Stock Appreciation Rights in accordance with this Section 1.8(g).

(ii) At the Effective Time, each Identified Option (or portion thereof) outstanding as of immediately prior to the Effective Time shall, by virtue of the Merger be cancelled, terminated and converted into the right to receive an amount in cash, without interest, with respect to each share underlying such Identified Option, equal to the excess, if any, of the Cash-Out Consideration over the per share exercise price of such Identified Option (such amount being hereinafter referred to as the “Option Consideration”). If the exercise price per share of any such Identified Option is equal to or greater than the Cash-Out Consideration, such Identified Option shall be cancelled without any cash payment being made in respect thereof. The payment of Option Consideration to the holder of a Identified Option shall be reduced by any income or employment tax withholding required under any applicable Law.

(iii) At the Effective Time, each Identified Stock Appreciation Right (or portion thereof) outstanding as of immediately prior to the Effective Time shall, by virtue of the Merger be cancelled, terminated and converted into the right to receive an amount in cash, without interest, with respect to each share underlying such Identified Stock Appreciation Right, equal to the excess, if any, of the Cash-Out Consideration over the per share exercise price of such Identified Stock Appreciation Right (such amount being hereinafter referred to as the “SAR Consideration”). If the exercise price per share of any such Identified Stock Appreciation Right is equal to or greater than the Cash-Out Consideration, such Identified Stock Appreciation Right shall be cancelled without any cash payment being made in respect thereof. The payment of SAR Consideration to the holder of a Identified Stock Appreciation shall be reduced by any income or employment tax withholding required under any applicable Law.

1.9 Exchange Fund; Exchange of Shares; Payment of Option Consideration and SAR Consideration.

(a) Exchange Fund.

(i) Prior to the date on which Parent and the Company shall disseminate the Proxy Statement/Prospectus, Parent shall select a bank or trust company reasonably acceptable to the Company to act as the exchange agent for the Merger (the “Exchange Agent”).

(ii) At or prior to the Closing, Parent shall deposit (or cause to be deposited) with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with the terms and conditions of this Article I, the following:

(A) a number of shares of Parent Common Stock sufficient to issue all Stock Consideration issuable pursuant to Section 1.7(b)(i);

(B) cash in an amount sufficient to pay all Cash Consideration payable pursuant to Section 1.7(b)(i); and

(C) cash in an amount sufficient to make all requisite payments of cash in lieu of fractional shares payable pursuant to Section 1.7(b)(iii) and any dividends or other distributions which holders of shares of Company Common Stock may be entitled pursuant to Section 1.9(c).

All shares of Parent Common Stock and cash deposited with the Exchange Agent pursuant hereto shall hereinafter be referred to as the “Exchange Fund.” Pursuant to irrevocable instructions, the Exchange Agent shall promptly deliver the Merger Consideration from the Exchange Fund to the former Company shareholders who are entitled thereto pursuant to Section 1.7.

(b) Exchange Procedures.

(i) Promptly following the Effective Time, Parent and Merger Sub shall cause the Exchange Agent to mail to each holder of record (as of immediately prior to the Effective Time) of a certificate that represented outstanding shares of Company Common Stock as of immediately prior to the Effective Time (a “Certificate”), and each holder of record of uncertificated shares of Company Common Stock represented by book-entry shares (“Book-Entry Shares”) as of immediately prior to the Effective Time, (A) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent), and (B) instructions for use in effecting the surrender of Certificates or Book-Entry Shares in exchange for the Merger Consideration issuable and payable in respect thereof (in accordance with Section 1.7(b)) and any dividends or other distributions to which such holders is entitled to receive pursuant to Section 1.9(c).

(ii) Upon surrender of Certificates for cancellation to the Exchange Agent (or upon receipt of an appropriate agent’s message in the case of Book-Entry Shares), together with a letter of transmittal, properly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates and Book-Entry Shares shall be entitled to receive in exchange therefor (A) the number of whole shares of Parent Common Stock (after taking into account all Certificates surrendered by such holder of record) to which such holder is entitled pursuant to Section 1.7(b)(i) (which, at the election of Parent, may be in uncertificated book entry form unless a physical certificate is requested by the holder of record or is otherwise required by applicable Law), (B) the cash amounts such holders are entitled to receive pursuant to Section 1.7(b)(i), (C) the cash payable in lieu of fractional shares of Parent Common Stock such holder is entitled to receive pursuant to Section 1.7(b)(iii), and (D) any dividends or distributions to which such holders are entitled pursuant to Section 1.9(c), and any Certificates or Book-Entry Shares so surrendered shall forthwith be canceled. The Exchange Agent shall accept such Certificates and Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on any cash amounts payable upon the surrender of such Certificates or Book-Entry Shares pursuant to this Section 1.9. Until so surrendered, outstanding Certificates and Book-Entry Shares shall be deemed, from and after the Effective Time, to evidence only the right to receive the Merger Consideration issuable and payable in respect thereof and any dividends or distributions payable or issuable in respect thereof pursuant to Section 1.9(c). Exchange of Book-Entry Shares shall be effected in accordance with the customary procedures in respect of shares represented by book entry on the stock ledger of the Company.

(c) Dividends and Other Distributions. No dividends or other distributions declared or made after the date hereof with respect to Parent Common Stock with a record date after the Effective Time, and no payment in lieu of fractional shares pursuant to Section 1.7(b)(iii), will be paid to the holders of any unsurrendered Certificates or Book-Entry Shares with respect to the shares of Parent Common Stock represented thereby until the holders of record of such Certificates or Book-Entry Shares shall surrender such Certificates or Book-Entry Shares in accordance with the terms of Section 1.9(b). Subject to applicable Law, promptly following the surrender of any such Certificates or Book-Entry Shares, the Exchange Agent shall deliver to the record holders thereof, without interest, any dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of Parent Common Stock and, at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(d) Transfers of Ownership. In the event that shares of Parent Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered (including as a result of a transfer of ownership of shares of Company Common Stock that has not been registered in the stock transfer books or ledger of the Company), it will be a condition of the issuance of such shares of Parent Common Stock that the Certificates so surrendered are properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer or other Taxes required by reason of the issuance of shares of Parent Common Stock in any name other than that of the registered holder of the Certificates surrendered, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer or other Taxes have been paid or are otherwise not payable.

(e) Required Withholding. Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any Person such amounts as may be required to be deducted or withheld therefrom under Law. To the extent that such amounts are so deducted or withheld and timely remitted to the appropriate Governmental Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Exchange Agent, Parent, the Surviving Corporation or any other party hereto shall be liable to a holder of shares of Parent Common Stock or Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Termination of Exchange Fund. At the request of Parent, any portion of the Exchange Fund which remains undistributed or unclaimed on the date that is six (6) months immediately following the Effective Time shall be delivered to Parent, and any holders of the Certificates who have not theretofore surrendered Certificates in compliance with this Section 1.9 shall thereafter look only to Parent for issuance or payment of the Merger Consideration issuable and payable in respect thereto pursuant to Section 1.7(b) and issuance and payment of any dividends or other distributions payable or issuable in respect thereof pursuant to Section 1.9(c). Any portion of the Exchange Fund that remains undistributed or unclaimed as of immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of any claims or interest of any Person previously entitled thereto.

(h) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration that is issuable and payable in respect thereof pursuant to Section 1.7(b) and any dividends or distributions issuable or payable in respect thereof pursuant to Section 1.9(c); provided, however, that Parent and/or the Exchange Agent may, in its discretion and as a condition precedent to the issuance thereof, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

(i) Payment of Option Consideration and SAR Consideration. If Parent cashes out Identified Options and/or Identified SARs pursuant to Section 1.8(g), Parent will pay or cause to be paid to holders of Identified Options and Identified SARs, an amount equal to the Option Consideration and SAR Consideration no later than the 30th day after the Effective Time.

1.10 Taking of Necessary Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the directors and officers of the Company and Merger Sub shall take all such lawful and necessary action.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter delivered by the Company to Parent dated as of the date hereof (the “Company Disclosure Schedule”), which expressly identifies the Section (and, if applicable, subsection) to which such exception relates (it being understood and hereby agreed that any disclosure set forth in the Company Disclosure Schedule relating to one Section or subsection of this Agreement shall also apply to any other Sections and subsections of this Agreement if and to the extent that it is readily apparent on the face of such disclosure (without reference to the underlying documents referenced therein) that such disclosure also relates to such other Sections or subsections), the Company hereby represents and warrants to Parent and Merger Sub as follows:

2.1 Organization and Standing. The Company is a corporation duly organized and validly existing and has the requisite corporate power and authority to carry on its business as it is presently being conducted and to own, lease or operate its respective properties and assets. The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (except to the extent the “good standing” concept is not applicable in any relevant jurisdiction), except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company has delivered or made available to Parent complete and correct copies of (a) the articles of incorporation and bylaws of the Company, in each case as in effect on the date hereof, and (b) all actions taken by written consent and all minutes (or, in the case of draft minutes or written consents, the most recent drafts thereof) of all meetings of the shareholders, the Company Board and each committee of the Company Board since January 1, 2010, except for such portions of the minutes of the Company Board or any committee of the Committee Board with respect to the consideration by such directors of the possible acquisition of the Company. The Company is not and has never been in violation of its articles of incorporation or bylaws.

2.2 Authorization and Enforceability.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and subject to obtaining the Requisite Company Shareholder Approval, to consummate the transactions contemplated hereby (including the Merger) and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company other than, in the case of the consummation of the Merger, obtaining the Requisite Company Shareholder Approval, and no additional corporate actions or proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally and is subject to general principles of equity.

(b) At a meeting duly called and held on May 6, 2013, the Company Board unanimously adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby (including the Merger) are advisable, fair to, and in the best interests of, the Company and its shareholders, (ii) adopting this Agreement and approving the transactions contemplated hereby (including the Merger), (iii) resolving to submit this Agreement to the shareholders of the Company for approval in accordance with the WBCA (the “Merger Proposal”) and (iv) recommending that the shareholders of the Company approve the Merger Proposal at the Company Shareholder Meeting. As of the date hereof, the Company Board has not rescinded or modified in any way the foregoing resolutions.

(c) Assuming that the representations of Parent and Merger Sub set forth in Section 3.12 are accurate, the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock, voting together as a class, in favor of the Merger Proposal (the “Requisite Company Shareholder Approval”), is the only vote of the holders of any class or series of Company Capital Stock necessary (under applicable Law or otherwise) to approve and adopt this Agreement and consummate the Merger.

(d) Assuming that the representations of Parent and Merger Sub set forth in Section 3.12 are accurate, the Company Board has taken all necessary actions so that the restrictions on significant business transactions set forth in Chapter 23B.19 of the WBCA are not applicable to this Agreement, the transactions contemplated hereby (including the Merger), or the Voting Agreements and the transactions contemplated thereby. No other “control share acquisition,” “fair price,” “moratorium” or other antitakeover Law (such Law, including Section 23B.19 of the WBCA, “Takeover Law”) applies to this Agreement, the Voting Agreements or any of the other transactions contemplated hereby (including the Merger) or thereby.

(e) As of the date hereof, neither the Company nor any of its Subsidiaries has terminated, amended or waived any rights under (or failed to enforce by seeking an injunction or by seeking to specifically enforce the terms of) any “standstill” or other similar agreement between the Company or any of its Subsidiaries and any other Person.

2.3 Non-contravention; Governmental Consents.

(a) The execution, delivery or performance by the Company of this Agreement, the consummation by the Company of the transactions contemplated hereby (including the Merger) and the compliance by the Company with any of the terms hereof do not and will not (i) violate or conflict with any provision of the articles of incorporation or bylaws or other equivalent constituent documents of the Company or any of its Subsidiaries, (ii) subject to obtaining the consents set forth in Section 2.3 of the Company Disclosure Schedules, violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any Material Contract, (iii) assuming compliance with the matters referred to in Section 2.3(b) and, in the case of the consummation of the Merger, subject to obtaining the Requisite Company Shareholder Approval, violate or conflict with any Law or Order applicable to the Company or any of its Subsidiaries or by which any of their properties or assets are bound or (iv) result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries, except, in the case of each of clauses (ii), (iii) and (iv) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or Liens which would not reasonably be expected, individually or in the aggregate, be material to the Company and its Subsidiaries, taken together as a whole.

(b) No consent, approval, Order or authorization of, or filing or registration with, or notification to (any of the foregoing being a “Consent”), any Governmental Authority is required on the part of the Company or any of its Subsidiaries in connection with the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby (including the Merger), except (i) the filing and recordation of the Articles of Merger with the Secretary of State of the State of Washington with respect to the Merger, (ii) such filings and approvals as may be required by any U.S. federal, state or non-U.S. securities laws or rules and regulations promulgated thereunder, (iii) compliance with any applicable requirements of the HSR Act and any other Antitrust Law and (iv) such other Consents, the failure of which to obtain would not reasonably be expected, individually or in the aggregate, be material to the Company and its Subsidiaries, taken together as a whole.

2.4 Capitalization.

(a) The authorized capital stock of the Company consists of (i) one hundred twenty million (120,000,000) shares of Company Common Stock, and (ii) thirty million (30,000,000) shares of Company Preferred Stock. As of the close of business on May 3, 2013 (the “Capitalization Date”): (A) 27,020,560 shares of Company Common Stock were issued and outstanding and (B) no shares of Company Preferred Stock were issued and outstanding. Since the close of business on the Capitalization Date, the Company has not issued or authorized the issuance of any shares of Company Capital Stock other than pursuant to the exercise or vesting of Company Stock Awards granted under a Company Plan in compliance with the terms of this Agreement. All outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of any preemptive rights.

(b) The Company has reserved 5,936,433 shares of Company Common Stock for issuance under the Company Plans and 659,979 Shares were reserved for future issuance pursuant to Company Stock Awards not yet granted under the Company Plans. As of the close of business on the Capitalization Date, with respect to the Company Plans, there were outstanding (A) Company Options to purchase or otherwise acquire 4,464,226 shares of Company Common Stock, of which 3,335,612 were vested and exercisable as of such date, (B) Company Restricted Stock Units to purchase or otherwise acquire 560,832 shares of Company Common Stock, of which 560,832 were unvested as of such date and (C) Company Stock Appreciation Rights to purchase or otherwise acquire 911,375 shares of Company Common Stock, of which 258,000 were vested and exercisable as of such date and, since such date, the Company has not granted, committed to grant or otherwise created or assumed any obligation with respect to any Company Stock Awards. All grants of Company Stock Awards were validly issued and properly approved by the plan administrator of the applicable Company Plan in accordance with all applicable Law and the Company Plans and no such grants involved any “backdating” or similar practices with respect to the effective date of grant. All Company Stock Awards granted on or prior to December 31, 2012 have been, and all the Company Stock Awards granted after December 31, 2012 will be, properly accounted for in accordance with GAAP on the consolidated financial statements of the Company and its Subsidiaries filed in or furnished with Company SEC Reports.

(c) Except as set forth in this Section 2.4, there are (i) no outstanding shares of Company Capital Stock of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of Company Capital Stock of, or other equity or voting interest in, the Company, (iii) no outstanding options, warrants, rights or other Contracts to acquire from the Company, or that obligates the Company to issue, any Company Capital Stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of Company Capital Stock of, or other equity or voting interest in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the capital stock of the Company, being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities. There are no outstanding Contracts of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. Section 2.4(c)(i) of the Company Disclosure Schedule sets forth, with respect to each outstanding Company Option, the name of the holder of such option, the number of shares of Company Common Stock issuable upon the exercise of such option, the exercise price of such option, the date on which such option was granted, the vesting schedule for such option (including any acceleration provisions with respect thereto), including the extent unvested and vested to date, and whether such option is intended to qualify as an “incentive stock option” as defined in Section 422 of the Code. Section 2.4(c)(ii) of the Company Disclosure Schedule sets forth, with respect to each holder of Company Restricted Stock Units, the name of the holder of such award, the number of shares of Company Restricted Stock Units held by such holder, the date on which such Company Restricted Stock Units were granted, the applicable vesting schedule for such Company Restricted Stock Units (including any acceleration provisions with respect thereto), and whether the Company Restricted Stock Units are settled in cash, stock or a combination thereof. Section 2.4(c)(iii) of the Company Disclosure Schedule sets forth, with respect to each outstanding Company Stock Appreciation Right, the name of the holder of such right, the number of shares of Company Common Stock subject to such right, whether the Company Stock Appreciation Right is settled in cash, stock or a combination thereof, the exercise price of such right, the date on which such right was granted, the vesting schedule for such right (including any acceleration provisions with respect thereto), including the extent unvested and vested to date.

(d) Neither the Company nor any of its Subsidiaries is a party to any Contract restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any securities of the Company.

2.5 Subsidiaries.

(a) Section 2.5(a) of the Company Disclosure Schedule sets forth a complete and accurate list of the name and jurisdiction of organization of each Subsidiary of the Company and includes details regarding its form and state of organization, ownership and states in which qualified to do business .. Except for the Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interest in, any Person.

(b) Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its respective organization (except to the extent the “good standing” concept is not applicable in any relevant jurisdiction). Each of the Company’s Subsidiaries has the requisite corporate or other applicable power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets. Each of the Company’s Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (except to the extent the “good standing” concept is not applicable in any relevant jurisdiction), except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company has delivered or made available to Parent complete and correct copies of (a) the articles or certificate of incorporation and bylaws or other equivalent constituent documents, as amended to date, of each of the Company’s Subsidiaries, and (b) all actions taken by written consent and all minutes (or, in the case of draft minutes or written consents, the most recent drafts thereof) of all meetings of the shareholders, members, the board or other equivalent governing body and each committee of the board or other equivalent governing body of each of the Company’s Subsidiaries since January 1, 2010. None of the Company’s Subsidiaries is or has ever been in violation of its articles or certificate of incorporation, bylaws or other applicable constituent governing documents.

(c) All of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of the Company (i) has been duly authorized, validly issued and are fully paid and nonassessable and (ii) is owned, directly or indirectly, by the Company, free and clear of all Liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent the operation by the Surviving Corporation of such Subsidiary’s business as presently conducted.

(d) There are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, any Subsidiary of the Company, (ii) options, warrants, rights or other Contracts to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company, (iii) obligations of the Company to grant, extend or enter into any subscription, option, warrant, right, convertible or exchangeable security or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company (the items in clauses (i), (ii) and (iii), together with the capital stock of the Subsidiaries of the Company, being referred to collectively as “Subsidiary Securities”) or (iv) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Subsidiary Securities. There are no outstanding Contracts of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

2.6 SEC Reports; Other Reports.

(a) Since January 1, 2010, the Company has filed or furnished all forms, reports and documents with the SEC that have been required to be filed or furnished by it under applicable Law , and the Company will file or furnish prior to the Effective Time all forms, reports and documents with the SEC that are required to be filed or furnished by it under applicable Law prior to such time (all such forms, reports and documents, together with any other forms, reports or other documents filed or furnished by the Company with the SEC on or prior to the Effective Time that are not required to be so filed or furnished, the “Company SEC Reports”). Each Company SEC Report complied, or will comply, as the case may be, as of its filing date or the date on which it is furnished, in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date such Company SEC Report was, or will be, filed or furnished. True and correct copies of all Company SEC Reports filed prior to the date hereof, whether or not required under applicable Law, have been furnished to Parent or are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. As of its filing date or the date it was furnished to the SEC (or, if amended or superseded by a filing or furnished document prior to the date of this Agreement, on the date of such amended or superseding filing or furnished document), each Company SEC Report did not and will not contain, as the case may be, any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file any forms, reports or other documents with the SEC. No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or Section 906 of the Sarbanes-Oxley Act with respect to any Company SEC Report for which such certification was required, except as disclosed in certifications filed with the Company SEC Reports. Neither the Company nor any of its executive officers has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. There are no outstanding written comments from the SEC with respect to any of the Company SEC Reports.

(b) The Company and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2010, with any Governmental Authority (other than the SEC) and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such reports, registrations and statements would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken together as a whole. Neither the Company nor any of its executive officers has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

2.7 Financial Statements and Controls.

(a) The consolidated financial statements of the Company and its Subsidiaries filed in or furnished with the Company SEC Reports complied, and in the case of consolidated financial statements to be filed in or furnished with Company SEC Reports after the date hereof, will comply, as to form in all material respects with all applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and they have been or will be, as the case may be, prepared in accordance with GAAP consistently applied by the

Company during the periods and at the dates involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q), and fairly present in all material respects, or will fairly present in all material respects, as the case may be, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended.

(b) The Company has established and maintains, adheres to and enforces a system of internal accounting controls which are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Company Board and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries that could have a material effect on the Company’s financial statements. Neither the Company nor any of its Subsidiaries (including any employee thereof) nor the Company’s independent auditors has identified or been made aware of (A) any significant deficiency or material weakness (as defined in Rule 13a-15-15(f) promulgated under the Exchange Act) in the system of internal accounting controls utilized by the Company and its Subsidiaries, (B) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (C) any claim or allegation regarding any of the foregoing.

(c) The Company has established and maintains effective disclosure controls and procedures required by Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.

(d) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving the Company or any its Subsidiaries in the Company’s consolidated financial statements.

(e) Neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any director, officer, employee, auditor, accountant, consultant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any substantive complaint, allegation, assertion or claim, whether written or oral, that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices. No attorney representing the Company or any of its Subsidiaries has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or executive officer of the Company.

(f) To the Company’s Knowledge, no employee of the Company or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law of the type described in Section 806 of the Sarbanes-Oxley Act by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries

nor, to the Knowledge of the Company, any director, officer, employee, contractor, subcontractor or agent of the Company or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

(g) The Company is in compliance in all material respects with all applicable criteria for continued listing and the corporate governance rules of Nasdaq.

(h) The Company has provided to Parent certain financial information requested by Parent in order to determine any foreign antitrust filings that may be required, including (i) the total revenues by country derived by the Company and its Subsidiaries during the last completed fiscal year based on ship-to revenues (i.e., revenues based on the location of the customer) and (ii) a list of countries in which the Company has significant assets (i.e., Subsidiaries, divisions or other significant operations), and all such information provided to Parent is complete and accurate in all material respects.

(i) The Company has provided to Parent copies of all SAB 99 memoranda, reports, white papers or similar documents prepared by, on behalf of or for the benefit of the Company.

2.8 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any material Liabilities other than (a) Liabilities reflected or otherwise reserved against in the Balance Sheet as filed with the SEC, (b) Liabilities incurred after the date of the Balance Sheet in the ordinary course of business consistent with past practice that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (c) Liabilities under this Agreement or (d) Liabilities that are executory obligations under Contracts to which the Company or any of its Subsidiaries is or may hereafter become a party (other than Liabilities thereunder due to breaches by the Company or any of it Subsidiaries of the terms set forth therein).

2.9 Absence of Certain Changes. Since the date of the Balance Sheet, except for actions expressly contemplated by this Agreement, the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course consistent with past practice, and there has not been or occurred or there does not exist, as the case may be:

(a) any event, development, change, circumstance or condition that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (whether or not any events, developments, changes, circumstances or conditions occurring prior to the date of the Balance Sheet caused or contributed to the occurrence of such Material Adverse Effect on the Company);

(b) any damage, destruction or other casualty loss (whether or not covered by insurance) with respect to any Assets that, individually or in the aggregate, are material to the Company and its Subsidiaries, taken together as a whole; or

(c) any action that, if taken after the date of this Agreement without the prior written consent of Parent, would constitute a breach of Section 4.2.

2.10 Compliance with Law and Orders. The Company and each of its Subsidiaries, and, to the Knowledge of the Company, their respective properties (including the Assets and the Leased Real Property), are and have been in compliance with all Law and Orders applicable to the Company and its Subsidiaries or such properties or to the conduct of the business or operations of the Company and its Subsidiaries, except for such violations or noncompliance that would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, take together as a whole. Since January 1, 2010, neither the Company nor any of its Subsidiary (a) has received any written notice from any Governmental Authority regarding any material violation by the Company or any Company Subsidiary of any Law or Order or (b) has provided any written notice to any Governmental Authority regarding any material violation by the Company or any of its Subsidiaries of any Law or Order and no such notice remains outstanding or unresolved.

2.11 Permits. The Company and its Subsidiaries have, and are in compliance with the terms of, all material permits, licenses, authorizations, consents, approvals and franchises from Governmental Authorities required to occupy and operate each Leased Real Property and to conduct their businesses as currently conducted (“Permits”), and no suspension or cancellation of any such Permits is pending or, to the Knowledge of the Company, threatened, except for such noncompliance, suspensions or cancellations that would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken together as a whole. Since January 1, 2010, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority regarding (a) any violation by the Company or any of its Subsidiaries of any such Permits, or (b) any revocation, cancellation or termination of any such Permits held by the Company or any of its Subsidiaries and no such notice in either case remains outstanding or unresolved.

2.12 Litigation; Orders.

(a) There is no Legal Proceeding pending or, to the Knowledge of the Company, threatened (i) against the Company, any of its Subsidiaries or any of their respective properties that (A) involves, or would be reasonably expected to involve, damages or settlement payments in excess of $100,000, or any material non-monetary settlement, (B) seeks material injunctive relief, (C) seeks to impose any legal restraint on or prohibition against or limit the Parent or the Surviving Corporation’s ability to operate the business of the Company and its Subsidiaries substantially as it was operated immediately prior to the date of this Agreement or (D) would, individually or in the aggregate with all other pending or threatened Legal Proceedings, have a Material Adverse Effect on the Company, or (ii) against any current director or officer of the Company or any of its Subsidiaries (in their respective capacities as such), or any individual that has or may have a claim for indemnification against the Company or any of its Subsidiaries, in each case, whether or not naming the Company or any of its Subsidiaries.

(b) Neither the Company nor any of its Subsidiaries nor any of their respective properties, including the Assets and the Leased Real Property, nor (to the Knowledge of the Company) any third party owning or having any other interest in such properties, is subject to any outstanding Order that remains in effect, except for Orders that would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken together as a whole.

2.13 Material Contracts.

(a) For purposes of this Agreement, a “Material Contract” shall mean:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company and its Subsidiaries that has been, or was required to be, filed with the SEC with the Company’s Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2012 or any Company SEC Reports filed after the date of filing of the Form 10-K until the date hereof;

(ii) any Contract (A) relating to the disposition or acquisition by the Company or any of its Subsidiaries of a material amount of assets (1) after the date of this Agreement other than in the ordinary course of business consistent with past practice or (2) prior to the date of this Agreement, which contains any material ongoing obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect or (B) pursuant to which the Company or any of its Subsidiaries will acquire any material ownership interest in any other Person or other business enterprise other than the Company’s Subsidiaries;

(iii) any Contract which grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or any of its Subsidiaries;

(iv) any Contract containing any covenant (A) limiting the right of the Company or any of its Subsidiaries to engage in any line of business, to make use of any material technology or to compete with any Person in any line of business, (B) granting any exclusive rights, (C) prohibiting the Company or any of its

Subsidiaries (or, after the Closing Date, Parent or the Surviving Corporation or any of their respective Subsidiaries) from engaging in business with any Person or levying a fine, charge or other payment for doing so, (D) granting any most favored customer or similar provision in favor of any customer or other counterparty to Company or any of its Subsidiaries applicable to the sale of the Company Products or (E) otherwise prohibiting or limiting the right of the Company or its Subsidiaries to distribute or offer any products or services or to purchase or otherwise obtain any software or technology;

(v) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, other than (A) accounts receivables and payables and (B) loans to direct or indirect wholly-owned Subsidiaries, in each case in the ordinary course of business consistent with past practice;

(vi) any Contract providing for indemnification or any guaranty by the Company or any of its Subsidiaries of third party obligations (in each case, under which the Company or any of its Subsidiaries has continuing obligations as of the date hereof), other than any guaranty by the Company of any of its Subsidiary’s obligations;

(vii) any Contract which relates to a joint venture, partnership, limited liability company agreement, revenue sharing or other similar Contract with third parties, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties, other than revenue sharing agreements involving annual payments of less than $100,000 entered into in the ordinary course of business consistent with past practice;

(viii) any Contract with (A) a Significant Customer, (B) a Significant Supplier or (C) any sole source supplier to the Company or any of its Subsidiaries;

(ix) Each Contract that is a (A) dealer, (B) distributor, (C) joint marketing, (D) reseller, (E) sales representative, (F) development, or (G) other Contract providing for the sole or joint development or marketing of any Company Product;

(x) any Contracts with hosting, connectivity, colocation, or other information technology systems and communications service providers;

(xi) any IP License;

(xii) any Contract that is royalty-bearing;

(xiii) any settlement Contract entered into by the Company or any of its Subsidiaries after January 1, 2010 other than (A) releases immaterial in nature or amount entered into with former employees or independent contractors of the Company in the ordinary course of business consistent with past practice or (B) settlement agreements for cash only (which has been paid) and does not exceed $50,000 as to such settlement;

(xiv) any employment, independent contractor or consulting Contract (in each case, under which the Company has continuing obligations as of the date hereof) with any current or former executive officer, independent contractor or employee of the Company or its Subsidiaries or member of the Company Board providing for an annual base compensation in excess of $200,000; and any Contract with any executive officer, director, consultant or employee providing for severance, retention or change of control payments or benefits, other than ordinary course severance arrangements with non-executive employees involving payments by the Company of less than $25,000;

(xv) any Contract or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the consummation of the transactions contemplated hereby (including the Merger) or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated hereby (including the Merger);

(xvi) any Lease;

(xvii) any Contract which grants any person the right to use the name “Market Leader”, any other trademarks owned by the Company or any derivation thereof, excluding Contracts containing nonexclusive grants of such trademarks to a distributor or reseller of the Company Products made in the ordinary course of business consistent with past practice;

(xviii) any other Contract that provides for payment obligations by the Company or any of its Subsidiaries of $100,000 or more in any individual case that is not terminable by the Company or its Subsidiaries upon notice of ninety (90) days or less without material liability to the Company or its Subsidiary and is not disclosed pursuant to clauses (i) through (xviii) above; and

(xix) any Contract, or group of Contracts with a Person (or group of affiliated Persons), the termination or breach of which would have or would be reasonably expected to have a material adverse effect on any material product or service offerings of the Company or otherwise have a Material Adverse Effect on the Company and is not disclosed pursuant to clauses (i) through (xix) above.

(b) Section 2.13(b) of the Company Disclosure Schedule contains a complete and accurate list of all Material Contracts to or by which the Company or any of its Subsidiaries is a party or is bound, and identifies each subsection of Section 2.13(a) that describes such Material Contract.

(c) Each Material Contract is valid and binding on the Company (and/or each such Subsidiary of the Company party thereto) and is in full force and effect in accordance with its terms (except as such enforceability may be subject to laws of general application relating to bankruptcy, insolvency, and the relief of debtors and rules of law governing specific performance, injunctive relief, or other equitable remedies), and neither the Company nor any of its Subsidiaries party thereto, nor, to the Knowledge of the Company, any other party thereto, is in breach of, or default under, any such Material Contract, and no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except for such failures to be in full force and effect and such breaches and defaults that would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken together as a whole. Neither the Company nor any of its Subsidiaries has received any written notice or to the Knowledge of the Company, other communication regarding any actual or possible violation or breach of or default under, or intention to cancel or modify, any Material Contract.

2.14 Taxes.

(a) Each of the Company and its Subsidiaries has prepared and timely filed (taking into account any valid extensions of time) all material Tax Returns required to be filed relating to any and all Taxes concerning or attributable to the Company, any of its Subsidiaries or their respective operations, and such Tax Returns in all material respects are true and correct and have been completed in accordance with applicable Law.

(b) Each of the Company and its Subsidiaries has (i) timely paid all material Taxes it is required to pay, and (ii) timely withheld and paid over to the appropriate Governmental Authority all material federal and state income Taxes, Federal Insurance Contribution Act and Federal Unemployment Tax Act amounts, and other material Taxes (including, but not limited to, all Taxes required to be reported and withheld on any U.S. or non-U.S. stock options) required to be withheld and paid.

(c) Neither the Company nor any of its Subsidiaries had any Liabilities for material unpaid Taxes as of the date of the Balance Sheet that had not been accrued or reserved on the Balance Sheet in accordance with GAAP, and neither the Company nor any of its Subsidiaries has incurred any Liability for Taxes since the date of the Balance Sheet other than in the ordinary course of business consistent with past practice.

(d) Neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations on or extension of the period for the assessment or collection of any income or other material Tax that is still in effect.

(e) No audit or other examination of any income or other material Tax Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request for such an audit or other examination. No material adjustment relating to any Tax Return filed by the Company has been proposed in writing by any Governmental Authority. No Governmental Authority has notified the Company or any of its Subsidiaries that it is or may be subject to taxation in a jurisdiction in which it does not file Tax Returns.

(f) There are no Liens on the assets of the Company or any of its Subsidiaries relating or attributable to Taxes, other than Permitted Liens.

(g) Neither the Company nor any of its Subsidiaries has (i) ever been a member of an affiliated group (within the meaning of Code §1504(a)) filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was or is the Company), (ii) ever been a party to any Tax sharing, indemnification or allocation agreement (other than pursuant to customary commercial contracts not primarily related to Taxes), nor does the Company or any of its Subsidiaries owe any amount under any such agreement, (iii) any Liability for the Taxes of any person under Treas. Reg. § 1.1502-6 (or any similar provision of other applicable Law, including any arrangement for group or consortium relief or similar arrangement), as a transferee or successor, by contract, by operation of law or otherwise and (iv) ever been a party to any joint venture, partnership or other agreement that is treated as a partnership for Tax purposes.

(h) Neither the Company nor any of its Subsidiaries will be required to include any income or gain or exclude any deductions or loss from Taxable income for any period or portion thereof after the Effective Time as a result of any (i) change in method of accounting made prior to the Effective Time, (ii) closing agreement under Section 7121 of the Code entered into prior to the Effective Time, (iii) deferred intercompany gain or excess loss account under Section 1502 of the Code attributable to transactions occurring prior to the Effective Time (or in the case of clauses (i). (ii) and (iii) above, under any similar provision of applicable Law), (iv) installment sale or open transaction disposition made prior to the Effective Time or (v) prepaid amount received prior to the Effective Time.

(i) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the last two (2) years or that could otherwise constitute part of a “plan” or series of related transactions (within the meaning of Section 355(e) of the Code) in connection with the Merger.

(j) The Company has not engaged in a reportable transaction under Treas. Reg. § 1.6011-4(b), including any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Treas. Reg. § 1.6011-4(b)(2).

(k) Neither the Company nor any of its Subsidiaries is subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or other place of business in that country.

(l) Each of the Company and its Subsidiaries is in compliance in all material respects with all applicable transfer pricing laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating its transfer pricing practices and methodology. The prices for any property or services (or for the use of any property) provided by or to the Company or any of its Subsidiaries are arm’s length prices for purposes of the relevant transfer pricing Law, including Treasury Regulations promulgated under Section 482 of the Code.

(m) There is no Contract to which the Company or any of its subsidiaries is a party, including the provisions of this Agreement, covering any employee, consultant or director of the Company or any of its Subsidiaries, which, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 404 or 162(m) of the Code. Each Employee Plan which is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) has been administered in operational and documentary compliance with the requirements of Section 409A of the Code. No stock option or other right to acquire Company Common Stock or other equity of the Company (i) has an exercise price that has been or may be less than the fair market value of the underlying equity as of the date such option or right was granted, as determined by the plan administrator of the applicable Company Plan in good faith, (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights, or (iii) has been granted after December 31, 2004, with respect to any class of stock of the Company that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A). Neither the Company, any Subsidiary nor any ERISA Affiliate is a party to any Contract which would require the payment to any current or former employee, consultant or director of an amount necessary to “gross-up” such individual for any penalty tax under Section 409A of the Code.

(n) The Company and its Subsidiaries have identified all uncertain tax positions contained in all Tax Returns filed by the Company and/or its Subsidiaries and have established adequate reserves and made any appropriate disclosures in the financial statements in accordance with the requirements of ASC 740-10.

(o) The Company has made available to Parent or its legal counsel or accountants copies of all Tax Returns, letter rulings, technical advice memoranda and similar documents issued since January 1, 2009 by a Governmental Authority relating to income or other material Taxes due from or with respect to the Company or any of its Subsidiaries and all ASC 740-10 work papers of the Company and each of its Subsidiaries for all periods since January 1, 2009.

(p) The Company is not nor has been during the five-year period ending on the Closing Date, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

2.15 Employee Benefits.

(a) Section 2.15(a)(i) and Section 2.15(a)(ii) of the Company Disclosure Schedule, respectively, set forth a complete and accurate list, as of the date hereof, of (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA and (ii) all other employment, independent contractor and consulting Contracts (excluding standard employment offer letters in substantially the form made available to Parent and independent contractor and consulting Contracts involving annual payments of under $100,000 and entered into in the ordinary course of business), as well as all bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement (including early retirement and supplemental retirement), disability, insurance, vacation, incentive, deferred compensation, supplemental retirement, termination, retention, change of control and other similar fringe, welfare or other employee benefit plans, programs, Contracts, policies or arrangements (whether or not in writing) maintained or contributed to for the benefit of or relating to any current or former employee, independent contractor, consultant or director of the Company, any of its Subsidiaries or any other trade or business (whether or not incorporated) which would be treated as a single employer with the Company or any of its Subsidiaries under Section 414 of the Code (an “ERISA Affiliate”), or with respect to which the Company or any of its Subsidiaries has any material Liability (together the “Employee Plans”). With respect to each Employee Plan, the Company has made available to

Parent complete and accurate copies of (A) the three (3) most recent annual reports on Form 5500 required to have been filed for each Employee Plan, including all schedules thereto; (B) the most recent determination letter, if any, from the IRS for any Employee Plan that is intended to qualify under Section 401(a) of the Code; (C) the plan documents and summary plan descriptions, or a written description of the terms of any Employee Plan that is not in writing; (D) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements; (E) any notices to or from the IRS or any office or representative of the DOL or any similar Governmental Authority relating to any compliance issues in respect of any such Employee Plan; (F) all amendments, modifications or supplements to any such document.

(b) Neither the Company, any of the Company’s Subsidiaries nor any of their respective ERISA Affiliates has ever maintained, participated in or contributed to (or been obligated to contribute to) (i) an Employee Plan which was ever subject to Section 412 of the Code or Title IV of ERISA, (ii) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) a “multiple employer plan” as defined in ERISA or the Code, or (iv) a “funded welfare plan” within the meaning of Section 419 of the Code. No Employee Plan is funded by, associated with or related to a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code. No Employee Plan provides welfare benefits that are not fully insured through an insurance contract.

(c) Each Employee Plan has been maintained, operated and administered in compliance in all material respects with its terms and with all applicable Law, including the applicable provisions of ERISA, the Code and the codes of practice issued by any Governmental Authority. None of the Employee Plans is maintained in and subject to the Laws of any non-U.S. jurisdiction.

(d) To the Knowledge of the Company, no event has occurred and there currently exists no condition or set of circumstances in connection with which the Company or any of its Subsidiaries could be subject to any material liability under the terms of any Employee Plan, ERISA, the Code or codes of practice issued by any Governmental Authority, Collective Bargaining Agreement or any other applicable Law. Except as required by Law or that would not result in a material liability, neither the Company nor any of its Subsidiaries has any plan or commitment to amend or establish any new Employee Plan or to increase any benefits under any Employee Plan.

(e) There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Employee Plan, the assets of any trust under any Employee Plan, or the plan sponsor, plan administrator or any fiduciary with respect to any Employee Plan, other than routine claims for benefits that have been or are being handled through an administrative claims procedure.

(f) None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents has, with respect to any Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which could reasonably be expected to result in the imposition of a penalty assessed pursuant to Section 502(i) of ERISA or a tax imposed by Section 4975 of the Code, in each case applicable to the Company, any of its Subsidiaries or any Employee Plan or for which the Company or any of its Subsidiaries has any indemnification obligation.

(g) No Employee Plan provides post-termination benefits to former employees of the Company or its ERISA Affiliates, other than pursuant to Section 4980B of the Code or any similar Law. Neither the Company nor any ERISA Affiliate has ever represented, promised or contracted (whether in oral or written form) to any employee of the Company or its ERISA Affiliates (either individually or to employees as a group) or any other person that such employee(s) or other person would be provided with post-termination benefits, except to the extent required by applicable Law.

(h) Each Employee Plan that is intended to be “qualified” under Section 401 of the Code has received a favorable determination letter from the IRS to such effect and, to the Knowledge of the Company, no fact, circumstance or event has occurred or exists since the date of such determination letter that would reasonably be expected to materially and adversely affect the qualified status of any such Employee Plan.

(i) All contributions, premiums and other payments required to be made with respect to any Employee Plan have been timely made, accrued or reserved for in all material respects.

(j) Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby (including the Merger) will, either alone or in conjunction with any other event, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of the Company or any of its Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, or (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation. Section 2.15(j) of the Company Disclosure Schedule lists each Company “disqualified individual” (as defined in Section 280G of the Code). No payment or benefit which will or may be made by the Company or its ERISA Affiliates with respect to any current or former employee or any other disqualified individual will be characterized as a “parachute payment,” within the meaning of Section 280G(b)(2) of the Code. There is no Contract, plan or arrangement to which the Company or any ERISA Affiliate is a party or by which it is bound to compensate any current or former employee or other disqualified individual for excise taxes which may be required pursuant to Section 4999 of the Code.
(k) There are no Contracts of employment or for services with any employee of the Company or any of its Subsidiaries who provide services outside the United States.

2.16 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to any Contract or arrangement between or applying to, one or more employees and a trade union, works council, group of employees or any other employee representative body, for collective bargaining or other negotiating or consultation purposes or reflecting the outcome of such collective bargaining or negotiation or consultation with respect to their respective employees with any labor organization, union, group, association, works council or other employee representative body, or is bound by any equivalent national or sectoral agreement (“Collective Bargaining Agreements”). To the Knowledge of the Company, there are no activities or proceedings by any labor organization, union, group or association or representative thereof to organize any such employees. There are no lockouts, strikes, slowdowns, work stoppages or, to the Knowledge of the Company, threats thereof by or with respect to any employees of the Company or any of its Subsidiaries nor have there been any such lockouts, strikes, slowdowns or work stoppages since January 1, 2010.

(b) The Company and its Subsidiaries have complied in all material respects with applicable Law and Orders relating to employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, secondment and expatriation, employee safety and health, wages (including overtime wages), compensation, and hours of work and in each case, with respect to employees: (i) has withheld and reported all material amounts required by law or by Contract to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any material taxes or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice).

(c) Except as set forth in Section 2.16(c) of the Company Disclosure Schedule, all employees of the Company and its Subsidiaries located in the United States are terminable “at will”, which means for purposes of this Section 2.16(c) that the employment of such employees are terminable by the Company or its subsidiaries without cause, and without regard to any obligation to make any post-termination payments or provide any post-termination benefits.

(d) Since January 1, 2010, neither the Company nor any Subsidiary has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state, local or foreign Law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state, local or foreign Law, or incurred any Liability or obligation under the WARN Act or any similar state or local Law that remains unsatisfied. No terminations currently contemplated by the Company prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state, local or foreign Law.

2.17 Real Property.

(a) Neither the Company nor any of its Subsidiaries owns or has ever owned any real property, nor is either party to any Contract to purchase or sell any real property. Section 2.17(a)(i) of the Company Disclosure Schedule contains a complete and accurate list of all of the existing material leases, subleases or other Contract (collectively, the “Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property (such property, the “Leased Real Property”) including, with respect to each Lease, the name of the lessor and the date of the Lease and each amendment thereto. The Company has heretofore made available to Parent true, correct and complete copies of all Leases (including all modifications, amendments, supplements, waivers, guarantees thereof and side letters thereto).

(b) The Company or its Subsidiaries currently occupies all of the Leased Real Property for the operation of its business, and there are no other parties occupying, or with a right to occupy, the Leased Real Property.

(c) Based on the use and condition of the Leased Real Property as of the date hereof, neither the Company nor any of its Subsidiaries would reasonably be expected to be required to expend more than $50,000 in causing any Leased Real Property to comply with the surrender conditions set forth in the applicable Lease. The Company and each of its Subsidiaries has performed in all material respects all of its obligations under any termination agreements pursuant to which it has terminated any leases of real property that are no longer in effect and has no material continuing liability with respect to such terminated real property leases. Neither the Company nor any Subsidiaries is party to any Contract or subject to any claim that may require the payment of any real estate brokerage commissions, and no such commission is owed with respect to any of the Leased Real Property. Each Leased Real Property is in good operating condition and repair, subject to normal wear and tear.

2.18 Environmental Matters. Neither the Company nor any of its Subsidiaries: (i) has received any written notice or other written communication of any alleged material claim, material violation of or material Liability under any Environmental Law which has not heretofore been cured or for which there is any remaining material Liability; (ii) has disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Substances, distributed, sold or otherwise placed on the market Hazardous Substances or any product containing Hazardous Substances; or (iii) has any Knowledge of any fact or circumstance that would be reasonably likely to involve the Company or any of its Subsidiaries in any environmental litigation or impose upon the Company or any of its Subsidiaries any material environmental Liability. The Company and its Subsidiaries have made available to by Parent and its Representatives all environmental audits and environmental assessments of any facility owned, leased or used at any time by the Company or each of its Subsidiaries in the possession of the Company. To the Knowledge of the Company, there are no Hazardous Substances in, on, or under any properties owned, leased or used at any time by the Company or each of its Subsidiaries such as would be reasonable likely to give rise to any material Liability or material corrective or remedial obligation of the Company or any of its Subsidiaries under any Environmental Law.

2.19 Personal Property. The machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by the Company or any of its Subsidiaries (the “Assets”) are, in the aggregate, sufficient and adequate to carry on their respective businesses in all material respects as presently conducted, and the Company and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, such Assets that are material to the Company and its Subsidiaries, take together as a whole, free and clear of all Liens (other than Permitted Liens), except for defects in title that could not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken together as a whole.

2.20 Intellectual Property.

(a) Section 2.20(a) of the Company Disclosure Schedule sets forth as of the date hereof a true, complete and correct list of all Registered Intellectual Property owned by, to be assigned to, filed in the name of, or to be filed in the name of Company or any of its Subsidiaries (collectively the “Company Registered Intellectual Property”), in each case listing: (i) the name of the applicant/registrant, inventor/author and current owner; (ii) the jurisdiction in which such item of Company Registered Intellectual Property has been registered or filed; (iii) the applicable registration or serial number; (iv) the filing date, and issuance/registration/grant date; and (v) a brief description of the prosecution status thereof. The Company Registered Intellectual Property is valid, enforceable (except with respect to applications) and subsisting, and has not expired or been cancelled, or abandoned.

(b) Section 2.20(b) of the Company Disclosure Schedule lists all Contracts pursuant to which the Company or any of its Subsidiaries acquired or purported to acquire ownership of a third party’s Intellectual Property Rights that are material to the business of the Company, by means of the direct purchase of such Intellectual Property Rights or the purchase (by means of a purchase of stock, merger or otherwise) of the entity owning such Intellectual Property Rights.

(c) No Source Code for any Company Product has been delivered, licensed or made available to any escrow agent or other third party who is not, as of the date of this Agreement, an employee of the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries have any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the Source Code for any Company Product to any escrow agent or other third person. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license or disclosure of the Source Code for any Company Product to any escrow agent or other third person.

(d) The Company exclusively owns all right, title and interest to and in the Company Intellectual Property free and clear of any Liens. Each person (including each employee, consultant and contractor of the Company and its Subsidiaries) who was or is involved in the creation or development of any Company Products, as well as any other material Company Intellectual Property, has signed and delivered a written Contract in the form of the Company’s standard forms of proprietary information, confidentiality and invention assignment agreements (each form of which has been made available to Parent), and no employee, consultant or contractor has excluded the assignment of any Technology and Intellectual Property Rights to the Company or its Subsidiaries under any such proprietary information, confidentiality and invention assignment agreements that relates or purports to relate to any Company Product or service. The Company has taken all reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information pertaining to the business of the Company and its Subsidiaries.

(e) There is no pending or, to the Company’s Knowledge, threatened (and at no time within the seven (7) years prior to the date of this Agreement has there been pending any) Legal Proceeding before any Governmental Authority in any jurisdiction alleging that (i) any activities, products, services or conduct of the Company or any of its Subsidiaries infringes, violates or constitutes the unauthorized use of the Intellectual Property Rights of any third party or (ii) challenging the ownership, validity, enforceability or registerability of any Company Intellectual Property. The Company is not party to any settlements, covenants not to sue, consents, decrees, stipulations, judgments, or Orders resulting from Legal Proceedings which (i) restrict the Company’s or any of its Subsidiaries’ rights to use, license or transfer any Company Intellectual Property or (ii) compel or require the Company or any of its Subsidiaries to license, disclose or transfer any Company Intellectual Property to any third party. Within the three (3) years prior to the date prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice or, to the Knowledge of the Company, any other notice or communication from any third party alleging that the operation of the business of the Company or any of its Subsidiaries infringes or misappropriates the Intellectual Property Rights of any third party or constitutes unfair competition or trade practices under the Law of any jurisdiction (excluding any alleged infringement or misappropriation that is not or is not reasonably likely to be material to the Company and its Subsidiaries, taken together as a whole).

(f) To the Knowledge of the Company, neither the operation of the business of the Company nor its Subsidiaries (including the design, development, use, provision, support, import, branding, advertising, promotion, marketing, reproduction, manufacture, license and sale of any Company Products) infringe upon, misappropriate, violate or constitute, nor in the past has infringed upon, misappropriated, violated or constituted the unauthorized use of any Intellectual Property Rights owned by any third party or constituted unfair competition or trade practices under the Law of any jurisdiction in a manner that is, or is reasonably likely to be, material to the Company and its Subsidiaries, taken together as a whole. Within the three (3) years prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has sent any notice to any third party alleging that the operation of such party’s business or any act, or product of such party, infringes or misappropriates any material Company Intellectual Property, nor are the Company and its Subsidiaries aware of any fact or circumstance regarding any such third party infringement.

(g) Section 2.20(g)(1) of the Company Disclosure Schedule accurately identifies and describes: (i) each item of Open Source Code that is contained in, distributed or made available with or used in the development of the Company Products; (ii) the applicable license terms for each such item of Open Source Code; (iii) the Company Products to which each such item of Open Source Code relates; and (iv) any modifications to such Open Source Code made by an the Company and its Subsidiaries. Except as set forth in Section 2.20(g)(2) of the Company Disclosure Schedule, no Company Product contains, is derived from, is or has been distributed or made available with or is being or was developed using Open Source Code that is licensed under any terms that: (i) impose or could impose a requirement or condition that any Company Product or part thereof: (A) be disclosed or distributed in Source Code form; (B) be licensed for the purpose of making modifications or derivative works; or (C) be redistributable at no charge; or (ii) otherwise impose or could impose any other material limitation, restriction or condition on the right or ability of the Company and its Subsidiaries to use, distribute or make available any Company Products, or (iii) is used or distributed in violation of any license with respect to such Open Source Code.

(h) Section 2.20(h)(1) of the Company Disclosure Schedule accurately identifies each Contract (other than: (i) Contracts between the Company or any of its Subsidiaries and its employees on the Company’s standard form that has been provided to Parent; and (ii) Contracts for commercially available off-the-shelf software available for an aggregate fee of less than $10,000) pursuant to which any Intellectual Property Right or Technology that is material to the operation of the business of the Company or any of its Subsidiaries is or has been licensed (including covenants not to sue or similar covenants), sold, assigned or otherwise conveyed or provided to the Company or any of its Subsidiaries (such Contracts, “In-Licenses”).

(i) Section 2.20(i) of the Company Disclosure Schedule lists all Contracts (other than non-exclusive licenses to Company Products granted in the ordinary course of business consistent with past practice of the Company and its Subsidiaries on the Company’s standard form that has been provided to Parent) pursuant to which the Company or any of its Subsidiaries has granted a third party any rights or licenses (including covenants not to sue or similar covenants) to any material Company Intellectual Property (“Out-Licenses”; together with the In-Licenses, the “IP Licenses”).

(j) Neither this Agreement nor the transactions contemplated hereby (including the Merger), including any assignment to Parent by operation of law as a result of the Merger of any Contracts to which the Company or any of its Subsidiaries is a party, will result in: (i) Parent, any of its Subsidiaries or the Surviving Corporation granting to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to, any of them prior to the Closing, (ii) Parent, any of its Subsidiaries or the Surviving Corporation, being bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses, or (iii) Parent, any of its Subsidiaries or the Surviving Corporation being obligated to pay any royalties or other material amounts, or offer any discounts, to any third party in excess of those payable by, or required to be offered by, any of them, respectively, in the absence of this Agreement or the transactions contemplated hereby (including the Merger).

(k) Copies of the current privacy policies of Company and each of its Subsidiaries relating to (i) the privacy of users of Company Products and Company services and all Internet websites owned, maintained or operated by the Company or any of its Subsidiaries, and (ii) the collection, acquisition, use, storage, transfer, distribution or dissemination of any Personal Information collected by the Company or any of its Subsidiaries or by third parties having authorized access to the records of the Company or its Subsidiaries, in each case, have been made available to Parent (“Company Privacy Policies”). The security, collection, acquisition, use, storage, transfer, distribution or dissemination by Company or any of its Subsidiaries of any Personal Information, as well as all communications from the Company and its Subsidiaries to users, partners or customers (whether sent by the Company or its Subsidiaries directly or through third-party providers) has complied in all material respects with all applicable Law, existing contractual commitments with third parties and the Company Privacy Policies. The execution, delivery and performance of this Agreement complies with all, and will not result in the breach or violation of any, applicable Law relating to privacy and the collection, acquisition, use, storage, transfer, distribution or dissemination of Personal Information and with the Company Privacy Policies. Except as required to process a transaction or provide the Company Products, the Company has not disclosed, nor has any obligation to disclose, any Personal Information to any third party. No claims have been asserted or, to the Knowledge of the Company, are threatened against the Company or its Subsidiaries by any third party alleging a violation of any third party’s privacy, personal or confidentiality rights. To the Knowledge of the Company, no person has gained unauthorized access to any Personal Information, or other confidential information of a third party, collected by, held by, or provided to, Company or its Subsidiaries.

(l) No government funding and no facilities of any university, college, other educational institution or research center were used in the development of any Company Intellectual Property where, as a result of such funding or the use of such facilities, any government or any university, college, other educational institution or research center has any rights in such Company Intellectual Property.

(m) Neither the Company, nor any of its Subsidiaries participates in, or is a member of, any “standards setting organization”, or is or was a member of any, formal or informal organization, body or group that is involved in setting, proposing, publishing or developing any industry standards or which places any restrictions on, or requirement with respect to, the licensing or enforcement of any Company Intellectual Property.

(n) The Company Products are free from any defect, bug, virus or programming, design or documentation error or corrupting code that would have a material effect on the operation of the business of the Company or any of its Subsidiaries. To the Knowledge of the Company, none of the Company Products contain any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other disrupting, disabling, harming or malicious code.

2.21 Insurance. Section 2.21 of the Company Disclosure Schedule contains a complete and accurate list, as of the date hereof, of all policies of insurance maintained by or on behalf of Company and its Subsidiaries with respect to their respective employees, properties and assets. All of the insurance policies of the Company and its Subsidiaries are in full force and effect, no notice of cancellation has been received with respect thereto, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder, except for such defaults that could not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken together as a whole. There is no material claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies and there has been no threatened termination of, or material premium increase with respect to, any such policies.

2.22 Export Control and Import Laws.

(a) The Company and each of its Subsidiaries have complied in all material respects with all applicable export and reexport control Laws (“Export Controls”), including the Export Administration Regulations (“EAR”) maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by the Treasury Department’s Office of Foreign Assets Control (“OFAC”), and the International Traffic in Arms Regulations (“ITAR”) maintained by the Department of State and any applicable anti-boycott compliance regulations. Neither the Company nor any of its Subsidiaries has directly or indirectly sold, exported, reexported, transferred, diverted, or otherwise disposed of any products, software, or technology (including products derived from or based on such technology) to any destination, entity, or Person prohibited by the Laws of the United States, without obtaining prior authorization from the competent government authorities as required by those Laws. The Company and its Subsidiaries are in compliance with all applicable import Laws (“Import Restrictions”), including Title 19 of the U.S. Code and Title 19 of the Code of Federal Regulations.

(b) Except pursuant to valid licenses, the Company and its Subsidiaries have not released or disclosed controlled technical data or technology to any foreign national whether in the United States or abroad.

(c) No Legal Proceeding, claim, request for information, or subpoena is pending, or to the Knowledge of the Company, threatened, concerning or relating to any Export or Import activity of the Company or any of its Subsidiaries. No voluntary self disclosures have been filed by or for the Company or any of its Subsidiaries with respect to possible violations of Export Controls and Import Restrictions.

(d) Neither the Company nor any of its Subsidiaries is aware of any fact or circumstance that could result in any Liability for violation of Export Control and Import Restrictions.

(e) The Company and its Subsidiaries, including all of their customs brokers and freight forwarders, have maintained all records required to be maintained in the Company’s and its Subsidiaries’ possession as required under the Export Control and Import Restrictions.

2.23 Foreign Corrupt Practices Act. Neither the Company nor any of its Subsidiaries, any of their respective officers, directors or employees or to the Knowledge of the Company any of their respective agents other Person associated with or acting on their behalf, have taken, directly or indirectly, any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, whether directly or indirectly, or made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly.

2.24 Related Party Transactions. Except as set forth in any Company SEC Report filed prior to the date hereof, compensation or other employment arrangements in the ordinary course, there are no Contracts or transactions between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any officer or director) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand.

2.25 Brokers. Except for GCA Savvian Advisors, LLC (true and correct copies of whose engagement letter has been furnished to Parent), there is no investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby (including the Merger).

2.26 Opinion of Financial Advisors. The Company has received the opinion of GCA Savvian Advisors, LLC to the effect that, as of the date of such opinion, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock, and such opinion has not been withdrawn, revoked or modified in any respect.

2.27 Customers and Suppliers.

(a) Neither the Company nor any of its Subsidiaries has any outstanding material disputes concerning any Company Products with any customer who, in either (i) the fiscal year ended December 31, 2012 and/or (ii) the fiscal year ending December 31, 2013 (as reasonably projected), represented or will represent aggregate revenues to the Company and its Subsidiaries, taken together, of $250,000 or more during such period(s) for Customer Products (each, a “Significant Customer”). Neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notice from any Significant Customer that such Significant Customer shall not continue as a customer of the Company (or the Surviving Corporation or Parent) or any of its Subsidiaries after the consummation of the transactions contemplated hereby or that such Significant Customer intends to terminate or materially modify any existing Contracts with the Company or any of its Subsidiaries.

(b) Neither the Company nor any of its Subsidiaries has any outstanding material dispute concerning products and/or services provided by any supplier who, in either (i) the fiscal year ended December 31, 2012 was and/or (ii) in the fiscal year ending December 31, 2013 is projected to be, one of the ten (10) largest suppliers of products and/or services to the Company and its Subsidiaries based on amounts paid or payable by the Company and its Subsidiaries to such supplier (each, a “Significant Supplier”). Neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notice from any Significant Supplier that such Significant Supplier shall not continue as a supplier to the Company (or the Surviving Corporation or Parent) or any of its Subsidiaries after the Closing or that such Significant Supplier intends to terminate or materially modify existing Contracts with the Company (or the Surviving Corporation or Parent) of any of its Subsidiaries. The Company and its Subsidiaries have access, on commercially reasonable terms, to all products and services reasonably necessary to carry on the Company’s business as presently conducted, and the Company has no Knowledge of any reason why it will not continue to have such access on commercially reasonable terms.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGER SUB

Except as set forth in the disclosure letter delivered by Parent to the Company dated as of the date hereof (the “Parent Disclosure Schedule”), which expressly identifies the Section (and, if applicable, subsection) to which such exception relates (it being understood and hereby agreed that any disclosure set forth in the Parent Disclosure Schedule relating to one Section or subsection of this Agreement shall also apply to any other Sections and subsections of this Agreement if and to the extent that it is readily apparent on the face of such disclosure (without reference to the underlying documents referenced therein) that such disclosure also relates to such other Sections or subsections), Parent and Merger Sub hereby represent and warrant to the Company as follows:

3.1 Organization and Standing. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the requisite corporate or other power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets. Each of Parent and Merger Sub is duly qualified to do business and is in good standing (except to the extent the “good standing” concept is not applicable in any relevant jurisdiction) in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

3.2 Authorization and Enforceability.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby (including the Merger) and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of their respective obligations hereunder, and the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Merger) have been duly authorized by all necessary corporate or limited liability company action on the part of Parent and Merger Sub and no additional corporate or limited liability company actions or proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby (including the Merger). This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (ii) is subject to general principles of equity.

(b) At a meeting duly called and held on May 7, 2013, the Parent Board unanimously (i) determined that this Agreement is advisable, (ii) determined that this Agreement and the transactions contemplated hereby (including the Merger) are fair to and in the best interests of the shareholders of Parent, and (iii) approved this Agreement and the transactions contemplated hereby (including the Merger). Pursuant to action taken by written consent on May 7, 2013, the board of directors of Merger Sub unanimously adopted resolutions (A) determining that this Agreement and the transactions contemplated hereby (including the Merger) are advisable, fair to and in the best interests of the sole shareholder of Merger Sub, (B) adopting this Agreement and approving the transactions contemplated hereby (including the Merger), all upon the terms and subject to the conditions set forth herein, (C) resolving to submit this Agreement to the sole shareholder of Merger Sub for approval in accordance with the WBCA and (D) recommending that the sole shareholder of Merger Sub approve this Agreement and the transactions contemplated hereby (including the Merger). As of the date hereof, neither the Parent Board nor the board of directors of Merger Sub has rescinded or modified in any way the foregoing determinations, actions and resolutions.

(c) Neither Parent nor Merger Sub is, nor at any time during the last five (5) years has it been, an “acquiring person” of the Company as defined in Section 23B.19 of the WBCA (other than as contemplated by this Agreement).

3.3 Non-contravention; Governmental Consents.

(a) The execution, delivery or performance by Parent and Merger Sub of this Agreement, the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Merger) and the compliance by Parent and Merger Sub with any of the terms hereof do not and will not (i) violate or conflict with any provision of the certificate of incorporation, bylaws or other equivalent constituent documents (as applicable) of Parent or Merger Sub, (ii) violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any Contract to which Parent or any of its Subsidiaries is a party or by which Parent, any of its Subsidiaries or any of their properties or assets may be bound, (iii) assuming compliance with the matters referred to in Section 3.3(b), violate or conflict with any Law or Order applicable to Parent or any of its Subsidiaries or by which any of their properties or assets are bound or (iv) result in the creation of any Lien upon any of the properties or assets of Parent or any of its Subsidiaries, except, in the case of each of clauses (ii), (iii) and (iv) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or Liens which would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent.

(b) No Consent of any Governmental Authority is required on the part of Parent, Merger Sub or any of their Affiliates in connection with the execution, delivery and performance by Parent or Merger Sub of this Agreement and the consummation by Parent or Merger Sub of the transactions contemplated hereby (including the Merger), except (i) the filing and recordation of the Articles of Merger with the Secretary of State of the State of Washington with respect to the Merger, (ii) such filings and approvals as may be required by any U.S. federal, state or non-U.S. securities laws or rules and regulations promulgated thereunder, (iii) compliance with any applicable requirements of the HSR Act and any other Antitrust Law, (iv) the filing of a Notification of Listing of Additional Shares (or such other form as may be required by NYSE) with NYSE with respect to the shares of the Parent Common Stock to be issued in the Merger, and (v) such other Consents, the failure of which to obtain would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

3.4 Capitalization.

(a) The authorized capital stock of Parent consists of (i) one billion (1,000,000,000) shares of Parent Common Stock, and (ii) twenty million (20,000,000) shares of Parent Preferred Stock. As of the close of business on May 3, 2013: (i) 32,112,708 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Preferred Stock were issued and outstanding, and (iii) 3,343 shares of Parent Common Stock held by Parent as treasury shares. All outstanding shares of Parent Common Stock are, and all shares of capital stock of Parent which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized, validly issued, fully paid, nonassessable and free of any preemptive rights.

(b) As of the close of business on May 3, 2013, Parent has reserved 7,946,717 shares of Parent Common Stock for issuance under its equity plans. As of the close of business on May 3, 2013, there were outstanding equity awards to purchase or otherwise acquire 3,996,123 shares of Parent Common Stock.

(c) Except as set forth in this Section 3.4, as of the close of business on May 3, 2013, there were (i) no outstanding shares of capital stock of, or other equity or voting interest in, Parent, (ii) no outstanding securities of Parent convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, Parent, (iii) no outstanding options, warrants, rights or other Contracts to acquire from Parent, or that obligates Parent to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, Parent, (iv) no obligations of Parent to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, Parent and (v) no other obligations by Parent or any of its Subsidiaries to make any payments based on the price or value of any securities of Parent. As of the close of business on May 3, 2013, there are no outstanding Contracts of any kind which obligate Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any securities of Parent.

(d) As of the close of business on May 3, 2013, neither Parent nor any of its Subsidiaries is a party to any Contract restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any securities of Parent.

3.5 SEC Reports; Other Reports.

(a) Since January 1, 2010, Parent has filed or furnished all forms, reports and documents with the SEC that have been required to be filed or furnished by it under applicable Law, and Parent will file or furnish prior to the Effective Time all forms, reports and documents with the SEC that are required to be filed or furnished by it under applicable Law prior to such time (all such forms, reports and documents, together with any other forms, reports or other documents filed or furnished by Parent with the SEC on or prior to the Effective Time that are not required to be so filed or furnished, the “Parent SEC Reports”). Each Parent SEC Report complied, or will comply, as the case may be, as of its filing date or the date on which it is furnished, in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date such Parent SEC Report was, or will be, filed or furnished. True and correct copies of all Parent SEC Reports filed prior to the date hereof, whether or not required under applicable Law, have been furnished to the Company or are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. As of its filing date or date it was furnished to the SEC (or, if amended or superseded by a filing or furnished document prior to the date of this Agreement, on the date of such amended or superseding filing or furnished document), each Parent SEC Report did not and will not contain, as the case may be, any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. None of Parent’s Subsidiaries is required to file any forms, reports or other documents with the SEC. No executive officer of Parent has failed to make the certifications required of him or her under Section 302 or Section 906 of the Sarbanes-Oxley Act with respect to any Parent SEC Report for which such certification was required, except as disclosed in certifications filed with the Parent SEC Reports. Neither Parent nor any of its executive officers has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. There are no outstanding written comments from the SEC with respect to any of the Parent SEC Reports.

(b) Parent and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2010 with any Governmental Authority (other than the SEC) and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such reports, registrations and statements would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect on Parent. Neither the Company nor any of its executive officers has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

3.6 Financial Statements and Controls.

(a) The consolidated financial statements of Parent and its Subsidiaries filed in or furnished with the Parent SEC Reports complied, and in the case of consolidated financial statements to be filed in or furnished with Parent SEC Reports after the date hereof, will comply, as to form in all material respects with all applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and they have been or will be, as the case may be, prepared in accordance with GAAP consistently applied by Parent during the periods and at the dates involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q), and fairly present in all material respects, or will fairly present in all material respects, as the case may be, the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended.

(b) Parent has established and maintains, adheres to and enforces a system of internal accounting controls which are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Parent Board and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Parent and its Subsidiaries that could have a material effect on Parent’s financial statements. Neither Parent nor any of its Subsidiaries (including any employee thereof) nor Parent’s independent auditors has identified or been made aware of (A) any significant deficiency or material weakness (as defined in Rule 13a-15(f) promulgated under the Exchange Act) in the system of internal accounting controls utilized by Parent and its Subsidiaries, (B) any fraud, whether or not material, that involves Parent’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Parent and its Subsidiaries or (C) any claim or allegation regarding any of the foregoing.

(c) Parent has established and maintains disclosure controls and procedures required by Rules 13a-15(e) or 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure.

(d) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among Parent or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving Parent or any its Subsidiaries in Parent’s consolidated financial statements.

(e) The Company is in compliance in all material respects with all applicable criteria for continued listing and the corporate governance rules of the New York Stock Exchange.

3.7 No Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has any material Liabilities other than (a) Liabilities reflected or otherwise reserved against on the quarter consolidated balance sheet of Parent included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (including the notes thereto) as filed with the SEC, (b) Liabilities incurred after December 31, 2012 in the ordinary course of business consistent with past practice that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, (c) Liabilities under this Agreement or (d) Liabilities that are executory obligations under Contracts to which Parent or any of its Subsidiaries is or may hereafter become a party (other than Liabilities thereunder due to breaches by Parent or Merger Sub of the terms set forth therein).

3.8 Absence of Certain Changes.

(a) Since December 31, 2012, there has not been or occurred any event, development, change, circumstance or condition that would have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Since December 31, 2012 through the date of this Agreement, except for actions expressly contemplated by this Agreement, Parent and each of its Subsidiaries have conducted their respective businesses, in all material respects, in the ordinary course consistent with past practice.

3.9 Compliance with Law and Orders; Permits.

(a) Parent and each of its Subsidiaries are in compliance in all material respects with all Law and Orders applicable to Parent, its Subsidiaries, or any of the owned or leased real property of Parent or any of its Subsidiaries, or to the conduct of the business or operations of Parent or any of its Subsidiaries.

(b) Parent and its Subsidiaries have, and are in compliance with the terms of, all Permits, and no suspension or cancellation of any such Permits is pending or, to the Knowledge of Parent, threatened, except for such noncompliance, suspensions or cancellations that would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

3.10 Litigation; Orders. There are no Legal Proceedings pending or, to the Knowledge of Parent, threatened against or affecting Parent Merger Sub or any of their respective properties except for Legal Proceedings that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent. Neither Parent nor Merger Sub, nor any of their respective properties, including the Assets and the Leased Real Property, is subject to any outstanding Order, except for Orders that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent.

3.11 Parent Common Stock. The shares of Parent Common Stock to be issued pursuant to the Merger have been duly authorized, and upon consummation of the transactions contemplated by this Agreement, will be validly issued, fully paid and nonassessable and free and clear of all Liens.

3.12 Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business activities other than as contemplated by this Agreement.

3.13 Brokers. Except for J.P Morgan Securities LLC, there is no investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries who is entitled to any financial advisor’s, brokerage, finder’s or other similar fee or commission in connection with the transactions contemplated hereby (including the Merger).

ARTICLE IV

INTERIM CONDUCT OF BUSINESS

4.1 Affirmative Obligations of the Company. Except (a) as expressly contemplated or permitted by this Agreement, (b) as set forth in Section 4.1 of the Company Disclosure Schedule, or (c) as approved in advance by Parent in writing (which approval shall not be unreasonably withheld, delayed or conditioned), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, each of the Company and each of its Subsidiaries shall (i) carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance with all applicable Law, (ii) pay its debts and Taxes when due, in each case subject to good faith disputes over such debts or Taxes, (iii) pay or perform all material obligations when due and (iv) use commercially reasonable efforts, consistent with past practices and policies, to (A) preserve intact its present business organization, (B) keep available the services of its present officers and employees and (C) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings.

4.2 Negative Obligations of the Company. Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 4.2 of the Company Disclosure Schedule or (iii) as approved in advance by Parent in writing (which approval shall not be unreasonably withheld, delayed or conditioned), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company shall not do any of the following and shall not permit its Subsidiaries to do any of the following:

(a) amend, or propose to adopt any amendments to, its articles of incorporation or bylaws or comparable organizational documents;

(b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or any Subsidiary Securities, except for the issuance and sale of shares of Company Common Stock pursuant to Company Stock Awards outstanding prior to the date hereof;

(c) acquire or redeem, directly or indirectly, or amend any Company Securities or Subsidiary Securities;

(d) other than cash dividends or distributions made by any direct or indirect wholly owned Subsidiary of the Company to the Company or one of its Subsidiaries, set any record or payment dates for the payment of any dividends or distributions on capital stock, split, combine or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock;

(e) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(f)(i) incur or assume any long-term or short-term debt or issue any debt securities, except for loans or advances to or from direct or indirect wholly owned Subsidiaries, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person except with respect to obligations of direct or indirect wholly owned Subsidiaries of the Company, (iii) make any loans or advances except for travel or other advances made in the ordinary course of business consistent with past practice to employees of the Company or any of its Subsidiaries, (iv) make any capital contributions to or investments in any other Person, by purchase or other acquisition of stock or other equity interests (other than in a fiduciary capacity in the ordinary course of business consistent with past practice), whether by merger, consolidation, asset purchase or other business combination, or by formation of any joint venture or other business organization or by contributions to capital; or (v) mortgage or pledge any of its or its Subsidiaries’ assets, tangible or intangible, or create or suffer to exist any Lien (other than Permitted Liens) thereupon;

(g) enter into, adopt, amend (including acceleration of vesting), modify or terminate any bonus, profit sharing, compensation, severance, termination, Company Stock Award, restricted stock, restricted stock unit, appreciation right, performance unit, stock equivalent, share purchase agreement, equity-based compensation award (whether payable in stock, cash or otherwise), pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director, officer or employee in any manner (other than at-will employment offers to employees below the executive level entered into in the ordinary course of business consistent with past practice and Section 4.2(i) hereof) or increase in any manner the compensation or fringe benefits of any director, officer, consultant or employee, pay any special bonus or special remuneration to any director, officer, consultant or employee (other than ordinary course bonuses paid to non-executive employees that are not more than $2,500, individually, or $50,000, in the aggregate), or pay any benefit not required by any plan or arrangement as in effect as of the date hereof;

(h) forgive any loans to any employees, officers or directors of the Company or any of its Subsidiaries, or any of their respective Affiliates;

(i) hire employees at the executive level or higher or, other than in the ordinary course of business consistent with past practice, any other employees;

(j) terminate any employees of the Company or its Subsidiaries or otherwise cause any employees of the Company or its Subsidiaries to resign, in each case other than (x) in the ordinary course of business consistent with past practice or (y) for cause or poor performance (documented in accordance with the Company’s past practices);

(k) make any deposits or contributions of cash or other property to, or take any other action to fund, or in any other way secure the payment of compensation or benefits under the Employee Plans or Contracts subject to the Employee Plans, other than deposits and contributions that are required pursuant to the terms of the Employee Plans or any Contracts subject to the Employee Plans in effect as of the date hereof;

(l) enter into, amend, or extend any Collective Bargaining Agreement;

(m) acquire, sell, lease, license or dispose of any property or assets in any single transaction or series of related transactions, except either (i) transactions pursuant to existing Contracts which are not material to the Company, individually or in the aggregate or (ii) the sale of goods or grants of non-exclusive licenses with respect to Company Intellectual Property Rights in the ordinary course of business consistent with past practice;

(n) except as may be required as a result of a change in applicable Law or in GAAP, make any change in any of the accounting principles or practices used by it;

(o)(i) make or change any material Tax election, (ii) file any income or other material Tax Return (including material sales, use, receipts or other similar Tax Returns) or any amended Tax Return, unless in each case such Tax Return has been provided to Parent for review and comment within a reasonable period prior to the due date for filing, (iii) settle or compromise any material Liability for Taxes, (iv) adopt or change any material Tax accounting method or (v) consent to any extension or waiver of any limitation period with respect to any material claim or assessment for Taxes;

(p) enter into any IP Licenses or amend any IP Licenses or grant any release or relinquishment of any rights under any IP Licenses, except (i) to customers and (ii) non-exclusive in-bound licenses for commercially available technology, in each case in the ordinary course of business consistent with past practice;

(q) grant any exclusive rights with respect to any Company Intellectual Property, divest any Company Intellectual Property, except if such divestiture or divestures, individually or in the aggregate, are not material to the Company, or materially modify the Company’s standard warranty terms for Company Products or services or amend or modify any product or service warranty in any manner that is likely to be materially adverse to the Company or any of its Subsidiaries;

(r) terminate, fail to renew, abandon, cancel, let lapse, or fail to continue to prosecute or defend any Company Registered Intellectual Property or other material Company Intellectual Property, other than the expiration of Registered Intellectual Property upon its statutory term;

(s)(i) acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any equity interest therein or (ii) authorize, incur or commit to incur any new capital expenditure(s) (excluding capitalized internally developed software development costs), individually or in the aggregate, with obligations to the Company or any of its Subsidiaries in excess of $300,000; provided, however, that none of the foregoing shall limit any capital expenditure required pursuant to existing Contracts that have been made available to Parent;

(t) settle or compromise any pending or threatened Legal Proceeding or pay, discharge or satisfy or agree to pay, discharge or satisfy any claim, liability or obligation (absolute or accrued, asserted or unasserted, contingent or otherwise), other than the settlement, compromise, payment, discharge or satisfaction of Legal Proceedings, claims and other Liabilities (i) that are reflected or reserved against in full in the Balance Sheet (for amounts not in excess of such reserves), (ii) accounts payable, trade payables and other expenses incurred in the ordinary course of business consistent with past practice since the date of the Balance Sheet or (iii) otherwise do not involve the payment of money in excess of $100,000 in the aggregate, in each case, in which the settlement, compromise, discharge or satisfaction of which does not include any obligation (other than the payment of money) to be performed by the Company or its Subsidiaries following the Effective Time;

(u) except as required by applicable Law or GAAP, revalue in any material respect any of its properties or assets including writing-off notes or accounts receivable;

(v) except as required by applicable Law, convene any regular or special meeting (or any adjournment or postponement thereof) of the shareholders of the Company other than the Company Shareholder Meeting;

(w) enter into, renew, extend or terminate (i) any Material Contract (or any Contract that would have been a Material Contract were it effective as of the date hereof) described in clauses (iii), (iv) or (vii) of Section 2.13(a), (ii) any other Material Contract (or other Contract that would have been a Material Contract were it effective as of the date hereof) other than in the ordinary course of business consistent with past practice, or (iii) any Contract referenced in Section 2.25 (or any other Contract with any broker or finder in connection with the Merger or any other transaction contemplated by this Agreement) or any Contract or other transaction of the type described in Section 2.24; or make any material change in any such Material Contract or Contract, plan, arrangement or other transaction described in clauses (i)-(iii) of this Section 4.2(w);

(x)(i) enter into any lease, sublease, license or other occupancy agreement with respect to real property (whether as a lessor, sublessor, lessee or sublessee), (ii) modify, amend or exercise any right to renew any Lease or waive or violate any term or condition thereof or grant any consents thereunder; (iii) convey any interest in any Leased Real Property or enter into any agreement to acquire or sell any interest in real property; or (iv) make any material changes in the construction or condition of any such property;

(y) enter into any new line of business or change its material operating policies in any material respect, except as required by Law or by policies imposed by any Governmental Authority;

(z)(i) other than in the ordinary course of business consistent with past practice, introduce any material new products or services or any material marketing campaigns or (ii) introduce any material new sales compensation or incentive programs or arrangements;

(aa) enter into a Contract to do any of the foregoing or make any other binding arrangement or understanding with respect to any of the foregoing; or

(bb) knowingly take any action which results or is reasonably likely to result in any of the conditions to the Merger set forth in Article VI not being satisfied, or would make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect in any material respect, or that would materially impair or delay the ability of the Company to consummate the transactions contemplated hereby (including the Merger) in accordance with the terms hereof or materially delay such consummation.

4.3 Procedures for Requesting Consent. If the Company desires to take an action which would be prohibited pursuant to Section 4.1 or Section 4.2 hereof without the written consent of Parent, prior to taking such action the Company may request such written consent by sending an e-mail or facsimile to each of the individuals set forth in Section 4.3 of the Parent Disclosure Schedule. Any of the individuals set forth in Section 4.3 of the Parent Disclosure Schedule may grant consent on behalf of Parent to the taking of any action which would otherwise be prohibited pursuant to Section 4.1 or Section 4.2 by e-mail or such other notice that complies with the provisions of Section 8.2.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 No Solicitation.

(a) The Company and its Subsidiaries shall, and shall cause each of their Representatives to, immediately cease any and all existing activities, discussions or negotiations with any Persons (other than Parent and Merger Sub) conducted heretofore with respect to any Acquisition Proposal or Acquisition Transaction. The Company shall promptly (and in any event within three (3) Business Days following the date hereof) request in writing to each Person (other than Parent and Merger Sub) which has heretofore executed a confidentiality agreement in connection with its consideration of acquiring the Company or any portion thereof to return all confidential information heretofore furnished to such Person by or on behalf of the Company, and the Company shall use its reasonable best efforts to have such information returned or destroyed (to the extent destruction of such information is permitted by such confidentiality agreement) and to enforce the provisions of any “standstill” or other similar agreement between the Company or any of its Subsidiaries and any Person (other than Parent). Such written requests shall contain a notice to each Person that any information that is sent to the Company in the future will not be treated as confidential pursuant to such confidentiality agreement.

(b) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company and its Subsidiaries shall not, and shall use their reasonable best efforts to cause each of their respective Representatives to (and shall not authorize or permit them to), directly or indirectly:

(i) solicit, initiate, knowingly encourage, facilitate or induce the making, submission or announcement of, an Acquisition Proposal;

(ii) furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information relating to the Company or any of its Subsidiaries, or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub), or take any other action that is intended or would be reasonably expected to assist or facilitate any inquiries or the making of any proposal that constitutes or could lead to an Acquisition Proposal or an Acquisition Transaction;

(iii) participate or engage in discussions or negotiations with any Person that is seeking to make or has made an Acquisition Proposal except to state that such discussions or negotiations are not permitted pursuant to these provisions;

(iv) approve, endorse or recommend, or propose to approve, endorse or recommend, an Acquisition Proposal or an Acquisition Transaction;

(v) enter into any letter of intent, memorandum of understanding or other Contract contemplating or otherwise relating to an Acquisition Proposal or an Acquisition Transaction;

(vi) terminate, amend or waive any rights under (or fail to enforce by seeking an injunction or by seeking to specifically enforce the terms of) any confidentiality or “standstill” or other similar agreement between the Company or any of its Subsidiaries and any other Person;

(vii) take any action to exempt any Person, other than Parent and Merger Sub, from Section 23B.19 of the WBCA or any other applicable Takeover Law; or

(viii) agree to do any of the foregoing, or propose to do any of the foregoing other than pursuant to Section 5.1(c) in accordance with the terms thereof.

(c) Notwithstanding the provisions of Section 5.1(b), subject to the Company’s compliance with the provisions of this Section 5.1, at any time prior to receipt of the Requisite Company Shareholder Approval, the Company Board may (directly or indirectly through advisors, agents or other intermediaries) (x) engage or participate in discussions or negotiations with any Person that has made (and not withdrawn) a bona fide, written Acquisition Proposal after the date hereof that (A) did not result from a breach of this Section 5.1, (B) does not violate the terms of any standstill, non-disclosure or other similar Contract with the Company or any of its Affiliates, (and (C) the Company Board concludes in good faith (after consultation with the Financial Advisor or any other financial advisor of nationally recognized standing and outside legal counsel) constitutes or is reasonably likely to lead to a Superior Proposal, and/or (y) furnish any non-public information relating to the Company or any of its Subsidiaries to any Person that has made (and not withdrawn) a bona fide, written Acquisition Proposal after the date hereof that (A) did not result from a breach of this Section 5.1, (B) does not violate the terms of any standstill, non-disclosure or other similar Contract with the Company or any of its Affiliates, and (C) the Company Board concludes in good faith (after consultation with the Financial Advisor or any other financial advisor of nationally recognized standing and outside legal counsel) constitutes or is reasonably likely to lead to a Superior Proposal, provided, however, that in the case of clauses (x) or (y):

(i) none of the Company or any of its Subsidiaries shall have breached or violated (or be deemed, pursuant to the terms of this Section 5.1, to have breached or violated) the terms of this Section 5.1;

(ii) the Company Board determines in good faith (after consultation with outside legal counsel) that the failure of the Company Board to take such action would reasonably be expected to constitute a breach of its fiduciary duties to the shareholders of the Company under Washington Law;

(iii) the Company has entered into a confidentiality agreement with the Person making such Acquisition Proposal containing terms and provisions that (A) are at least as protective of the Company as those contained in the Confidentiality Agreement (disregarding any amendment made pursuant to Section 5.8), (B) expressly permit the Company to comply with the terms of this Section 5.1 and Section 5.6(b) and (C) include “standstill” restrictions that are the same as those set forth in Section 11 of the Confidentiality Agreement but exclude the last paragraph of such section; provided, however, that such confidentiality agreement may provide that any such Person may make a confidential proposal regarding an Acquisition Transaction directly to the Company Board, notwithstanding such “standstill” restrictions;

(iv) at least twenty-four (24) hours prior to engaging or participating in any such discussions or negotiations with, or furnishing any non-public information to, such Person, the Company gives Parent written notice of the identity of such Person and the material terms and conditions of such Acquisition Proposal (and if such Acquisition Proposal is in written form, the Company shall give Parent a true and complete copy thereof along with any other written materials provided in connection therewith) and of the Company’s intention to engage or participate in discussions or negotiations with, or furnish non-public information to, such Person; and

(v) contemporaneously with furnishing any non-public information to such Person, the Company furnishes such non-public information to Parent (to the extent such information has not been previously furnished by the Company to Parent).

(d) The Company shall promptly, and in all cases within twenty four (24) hours of its receipt, notify Parent orally and in writing of (i) any Acquisition Proposal received by the Company or any of its Representatives, (ii) any request for information received by the Company or any of its Representatives that could lead to an Acquisition Proposal, or (iii) any inquiry received by the Company or any of its Representatives with respect to, or which could lead to, any Acquisition Proposal. The foregoing notice shall include the material terms and conditions of any such Acquisition Proposal, request or inquiry and the identity of the Person or group making any such Acquisition Proposal, request or inquiry. The Company shall keep Parent promptly and reasonably informed of the status, details, terms and conditions (including all amendments or proposed amendments) of any such Acquisition Proposal, request or inquiry.

(e) In addition to the foregoing, the Company shall provide Parent with at least twenty-four (24) hours prior written notice of a meeting of the Company Board (or any committee thereof) at which the Company Board (or any committee thereof) is reasonably expected to consider an Acquisition Proposal, an inquiry relating to a potential Acquisition Proposal, or a request to provide non-public information to any Person.

(f) The Company shall not (and shall cause its Subsidiaries not to) enter into any letter of intent, memorandum of understanding or Contract subsequent to the date of this Agreement that prohibits the Company from providing the information described in this Section 5.1.

(g) Without limiting the generality of the foregoing, Parent, Merger Sub and the Company acknowledge and hereby agree that any action taken by any Representatives of the Company or any of its Subsidiaries that would be a breach of the restrictions set forth in this Section 5.1 if taken by the Company shall be deemed to be a breach of this Section 5.1 by the Company for all purposes of and under this Agreement.

5.2 Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby (including the Merger), including using its reasonable best efforts to (i) cause the conditions to the Merger set forth in Article VI that are within their respective control to be satisfied or fulfilled, including by filing as promptly as practicable after the date hereof with the SEC all annual, quarterly and current reports required to be filed by it under the Exchange Act for any and all periods ending prior to the Effective Time; (ii) obtain all necessary or appropriate consents, waivers and approvals, and to provide all necessary notices, under any Contracts to which it or any of its Subsidiaries is a party in connection with this Agreement and the consummation of the transactions contemplated hereby (including the Merger) so as to maintain and preserve the benefits under such Contracts following the consummation of the transactions contemplated hereby (including the Merger); (iii) make all necessary registrations, declarations and filings with Governmental Authorities in connection with this Agreement and the consummation of the transactions contemplated hereby (including the Merger), and obtain all necessary actions or non-actions, waivers, clearances, consents, approvals, orders and authorizations from Governmental Authorities (including under all Antitrust Law) in connection with this Agreement and the consummation of the transactions contemplated hereby (including the Merger); (iv) execute and deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. With respect to clause (ii) above, (x) all fees, costs and expenses to obtain, and satisfy the conditions of the consents to be obtained by the Company hereunder (including, without limitation, the consents of all lessors of Leased Real Property) shall be paid and borne entirely by the Company, and (y) if the lessor, master lessor, sublessor, or licensor under any Lease conditions its grant of a consent (including by threatening to exercise a “recapture” or other termination right) upon, or otherwise requires in response to a notice or consent request regarding the transactions contemplated by this Agreement (including the Merger), the payment of a consent fee, “profit sharing” payment or other consideration (including increased rent payments), or the provision of additional security (including a guaranty), the Company shall be solely responsible for making all such payments and providing all such additional security and the terms thereof shall be subject to Parent’s approval (which approval shall not be unreasonably withheld, delayed or conditioned).

5.3 Requisite Governmental Clearances and Consents.

(a) Without limiting the generality of the provisions of Section 5.2, as soon as reasonably practicable following the execution and delivery of this Agreement, each of Parent and the Company shall file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the transactions contemplated hereby (including the Merger) as required by the HSR Act, as well as comparable pre- merger notification filings, forms and submissions with any foreign Governmental Authority that may be required by the Antitrust Law of any applicable foreign jurisdiction or be deemed desirable by Parent, in each case as Parent may deem necessary and/or appropriate. Each of Parent and the Company shall promptly (i) cooperate and coordinate with the other in the making of such filings, (ii) supply the other with any information that may be required in order to effectuate such filings (iii) supply any additional information that reasonably may be required or requested by the FTC, the DOJ or the competition or merger control authorities of any other jurisdiction and that Parent reasonably deems necessary and/or appropriate and (iv) share equally all fees and expenses incurred in connection with filings made in connection with this Section 5.3(a). Each party hereto shall promptly inform the other party or parties hereto, as the case may be, of any communication from any Governmental Authority regarding any of the transactions contemplated hereby (including the Merger). If any party hereto or Affiliate thereof receives a request for additional information or documentary material from any such Governmental Authority with respect to the transactions contemplated hereby (including the Merger), then such party shall use reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.

(b) Notwithstanding anything in this Agreement to the contrary, it is expressly understood and agreed that: (i) neither Parent nor Merger Sub shall have any obligation to litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent; and (ii) neither Parent nor Merger Sub shall be under any obligation to make proposals, execute or carry out agreements, enter into consent decrees or submit to Orders providing for (A) the sale, divestiture, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent or any of its Affiliates or the Company or any of its Subsidiaries, (B) the imposition of any limitation or regulation on the ability of Parent or any of its Affiliates to freely conduct their business or own such assets, or (C) the holding separate of the shares of Company Common Stock or any limitation or regulation on the ability of Parent or any of its Affiliates to exercise full rights of ownership of the shares of Company Common Stock (any of the foregoing, an “Antitrust Restraint”).

5.4 Registration Statement; Proxy Statement/Prospectus.

(a) As promptly as practicable after the execution and delivery of this Agreement, Parent and the Company shall prepare, and Parent shall file with the SEC, a Registration Statement on Form S-4 in connection with the issuance of shares of Parent Common Stock in the Merger (as may be amended or supplemented from time to time, the “Registration Statement”). The Registration Statement shall include (i) a prospectus for the issuance of shares of Parent Common Stock in the Merger, and (ii) a proxy statement of the Company for use in connection with the solicitation of proxies for the Merger Proposal to be considered at the Company Shareholder Meeting (as may be amended or supplemented from time to time, the “Proxy Statement/Prospectus”). Each of Parent and the Company shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC under the Securities Act as promptly as practicable after such filing with the SEC. Without limiting the generality of the foregoing, each of the Company and Parent shall, and shall cause its respective Representatives to, fully cooperate with the other party hereto and its respective Representatives in the preparation of the Registration Statement and the Proxy Statement/Prospectus, including in the preparation and delivery of any consents, opinions, reports or appraisals that may be required in connection therewith, and shall furnish the other party hereto with all information concerning it and its Affiliates as the other party hereto may deem reasonably necessary or advisable in connection with the preparation of the Registration Statement and the Proxy Statement/Prospectus, and any amendment or supplement thereto, and each of Parent and the Company shall provide the other party hereto with a reasonable opportunity to review and comment thereon. As promptly as practicable after the Registration Statement is declared effective by the SEC (and in no event more than five (5) Business Days thereafter), the Company shall cause the Proxy Statement/Prospectus to be disseminated to the shareholders of the Company.

(b) Unless the Company Board shall have effected a Company Board Recommendation Change in compliance with the terms and conditions set forth in this Agreement, the Proxy Statement/Prospectus shall include the Company Board Recommendation.

(c) Except as otherwise set forth in this Agreement or as may be required by applicable Law or Order, neither Parent nor the Company shall effect any amendment or supplement (including by incorporation by reference) to the Proxy Statement/Prospectus or the Registration Statement without the prior consent of the other party (which consent shall not be unreasonably withheld, delayed or conditioned); provided, however, that the Company, in connection with a Company Board Recommendation Change, may amend or supplement the proxy statement for the Company pursuant to a Qualifying Amendment to effect such change, and in such event, the right of approval set forth in this Section 5.4(c) shall apply only with respect to such information relating to the other party or its business, financial condition or results of operations, and shall be subject to the Company’s right to have the deliberations and conclusions of the Company Board accurately described. A “Qualifying Amendment” means an amendment or supplement to the proxy statement for the Company if and solely to the extent that it contains (i) a Company Board Recommendation Change, (ii) a statement of the reasons of the Company Board for making such Company Board Recommendation Change, and (iii) additional information reasonably related to the foregoing.

(d) The Registration Statement and the Proxy Statement/Prospectus shall comply in all material respects as to form and substance with the requirements of the Securities Act and the Exchange Act. Without limiting the generality of the foregoing, the information supplied or to be supplied by any party hereto for inclusion or incorporation by reference in the Registration Statement shall not, at the time the Registration Statement is filed with the SEC or declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied or to be supplied by any party hereto for inclusion or incorporation by reference in the Proxy Statement/Prospectus shall not, on the date the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to shareholders, or at the time of the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The information supplied or to be supplied by or on behalf of either party hereto for inclusion in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 or Rule 14a-6(j) under the Exchange Act (each, a “Regulation M-A Filing”) shall not, at the time any such Regulation M-A Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Without limiting the generality of the foregoing, prior to the Effective Time, Parent and the Company shall notify each other as promptly as practicable upon becoming aware of any event or circumstance which should be described in an amendment of, or supplement to, the Registration Statement, Proxy Statement/Prospectus or any Regulation M-A Filing so that any such document would not include any misstatement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and as promptly as practicable thereafter, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law or the SEC, disseminated to the shareholders of Parent and/or the Company. Parent and the Company shall each notify the other as promptly as practicable after the receipt by it of any written or oral comments of the SEC or its staff on, or of any written or oral request by the SEC or its staff for amendments or supplements to, the Registration Statement, the Proxy Statement/Prospectus or any Regulation M-A Filing, and shall promptly supply the other with copies of all correspondence between it or any of its representatives and the SEC or its staff with respect to any of the foregoing filings.

(e) Parent and the Company shall make any necessary filings with respect to the Merger under the Securities Act and the Exchange Act. In addition, Parent shall use reasonable best efforts to take all actions required under any applicable federal or state securities or Blue Sky Law in connection with the issuance of shares of Parent Common Stock in the Merger.

5.5 Company Shareholder Meeting.

(a) The Company shall establish a record date for, call, give notice of, convene and hold a meeting of the Company shareholders (the “Company Shareholder Meeting”) as promptly as practicable following the date hereof for the purpose of voting upon the Merger Proposal. The Company shall convene and hold the Company Shareholder Meeting within forty-five (45) days following the date on which the Proxy Statement/Prospectus is first disseminated to Company shareholders. Unless otherwise required by applicable Law or Order, the Company shall not postpone the Company Shareholder Meeting after the date on which the Proxy Statement/Prospectus is first disseminated to Company shareholders, or adjourn the Company Shareholder Meeting, unless (i) there are insufficient shares of Company Common Stock present in person or represented by proxy at the Company Shareholder Meeting in order to conduct business at the Company Shareholder Meeting or (ii) Parent provides its prior written consent or Parent requests such a postponement or adjournment.

(b) The Company shall solicit from the Company shareholders proxies in favor of the Merger Proposal, and unless the Company Board has effected a Company Board Recommendation Change pursuant to and in accordance with the terms of Section 5.6, the Company Board shall use its reasonable best efforts to obtain the Requisite Company Shareholder Approval at the Company Shareholder Meeting or any postponement or adjournment thereof. At the Company Shareholder Meeting, the Company shall submit to a vote of its shareholders the Merger Proposal. Unless this Agreement is earlier terminated pursuant to Article VII, the

Company shall establish a record date for, call, give notice of, convene and hold the Company Shareholders’ Meeting for the purpose of voting upon the adoption of this Agreement in accordance with Washington Law, whether or not the Company Board at any time subsequent to the date hereof shall have effected a Company Board Recommendation Change or otherwise shall determine that this Agreement is no longer advisable or recommends that shareholders of the Company reject it. Notwithstanding anything to the contrary set forth in this Agreement, the Company’s obligation to establish a record date for, call, give notice of, convene and hold the Company Shareholders’ Meeting pursuant to this Section 5.5 shall not be limited to, or otherwise affected by, the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal. The Company agrees that it shall not submit to the vote of the shareholders of the Company any Acquisition Proposal (whether or not a Superior Proposal) prior to the vote of the Company’s shareholders with respect to the Merger Proposal at the Company Shareholders’ Meeting. The notice of such Company Shareholders’ Meeting shall state that a resolution to adopt this Agreement, a non-binding, advisory resolution to approve the compensation that may become payable to the Company’s named executive officers in connection with the Merger, and a resolution to adjourn the Company Shareholders’ Meeting will be considered at the Company Shareholders’ Meeting, and no other matters shall be considered or voted upon at the Company Shareholders’ Meeting without Parent’s prior written consent.

5.6 Company Board Recommendation.

(a) Subject to the terms of Section 5.6(b) and Section 5.6(c), the Company Board shall (i) recommend that the holders of shares of Company Common Stock approve this Agreement in accordance with the applicable provisions of Washington Law (the “Company Board Recommendation”) and (ii) include the Company Board Recommendation in the Proxy Statement/Prospectus. Subject to the terms of this Section 5.6, neither the Company Board nor any committee thereof shall withhold, withdraw, amend or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Parent, the Company Board Recommendation (a “Company Board Recommendation Change”).

(b) Notwithstanding the terms of Section 5.6(a), subject to the provisions of this Section 5.6(b), at any time prior to receipt of the Requisite Company Shareholder Approval, the Company Board may effect a Company Board Recommendation Change if:

(i) the Company Board has received a bona fide, written Acquisition Proposal that did not result from a breach of Section 5.1 that constitutes a Superior Proposal;

(ii) the Company received the Acquisition Proposal from a Person that is not in breach of its contractual obligations to the Company or any Subsidiary under a standstill, nondisclosure agreement or other similar Contract;

(iii) neither the Company nor any of its Subsidiaries shall have breached or violated (or be deemed, pursuant to the terms hereof, to have breached or violated) the provisions of Section 5.1;

(iv) the Company Board determines in good faith (after consultation with outside legal counsel and after considering in good faith any counter-offer or proposal made by Parent pursuant to clause (vi) below), that, in light of such Superior Proposal, the failure of the Company Board to make a Company Board Recommendation Change would reasonably be expected to constitute a breach of its fiduciary duties to the shareholders of the Company under Washington Law;

(v) prior to effecting such Company Board Recommendation Change, the Company Board shall have given Parent at least three (3) Business Days notice thereof (which notice shall include the most current version of such definitive agreement and, to the extent not included therein, the material terms and conditions of such Superior Proposal and the identity of the Person making such Superior Proposal) and the opportunity to meet with the Company Board, the Financial Advisor and its outside legal counsel during such three (3) Business Day period, all with the purpose and intent of enabling Parent and the Company to discuss in good faith a modification of the terms and conditions of this Agreement so that the transactions contemplated hereby (including the Merger) may be effected; and

(vi) Parent shall not have made, within three (3) Business Days after receipt of the Company’s written notice of its intention to effect a Company Board Recommendation Change, a counter-offer or proposal that the Company Board determines in good faith, after consultation with the Financial Advisor or a financial advisor of nationally recognized standing and outside legal counsel, is at least as favorable to shareholders of the Company as such Superior Proposal (it being understood that any change to the financial terms or any other material term or condition of such Superior Proposal shall require a new notice pursuant to clause (iv) above and a new three (3) Business Day period pursuant to this clause (vi)) (it being further understood that there may be multiple extensions of such three (3) Business Day period).

(c) Notwithstanding the terms of Section 5.6(a), at any time prior to receipt of the Requisite Company Shareholder Approval, the Company Board may effect a Company Board Recommendation Change in response to an Intervening Event if:

(i) the Intervening Event does not involve the receipt of an offer, proposal or inquiry from any third party relating to a transaction of the nature described in the definition of “Acquisition Transaction” (which, for purposes of this clause (i), shall be read without reference to the percentage thresholds set forth in the definition thereof);

(ii) the Company Board determines in good faith (after consultation with outside legal counsel and after considering in good faith any counter-offer or proposal made by Parent pursuant to clause (iv) below) that, in light of such Intervening Event, the failure of the Company Board to make a Company Board Recommendation Change would reasonably be expected to constitute a breach of its fiduciary duties to the shareholders of the Company under Washington Law;

(iii) prior to effecting such Company Board Recommendation Change, the Company Board shall have given Parent at least five (5) Business Days’ prior written notice thereof, which notice shall specify in reasonable detail the facts underlying the Company Board’s determination that an Intervening Event has occurred and the rationale and basis for such Company Board Recommendation Change, and the opportunity to meet with the Company Board and its outside legal counsel during such five (5) Business Day period, all with the purpose and intent of enabling Parent and the Company to discuss in good faith a modification of the terms and conditions of this Agreement so that the transactions contemplated hereby (including the Merger) may be effected; and

(iv) following the expiration of the five (5)-Business Day period after Parent’s receipt of the Company’s written notice of its intention to effect a Company Board Recommendation Change, the Company Board determines in good faith, after consultation with outside legal counsel, and after giving good faith consideration to any counter-offer or proposal from Parent that, in light of such Intervening Event, the failure of the Company Board to make a Company Board Recommendation Change would reasonably be expected to constitute a breach of its fiduciary duties to the shareholders of the Company under Washington Law (it being understood that any material change to the facts, events, developments or set of circumstances of the Intervening Event shall require a new notice pursuant to clause (ii) above and a new five (5) Business Day period pursuant to this clause (iii)) (it being further understood that there may be multiple extensions of such five (5) Business Day period).

(d) The Company shall ensure that any Company Board Recommendation Change: (A) does not change or otherwise affect the approval of this Agreement by the Company Board or any other approval of the Company Board; and (B) does not have the effect of causing any Takeover Law (including Section 23B.19 of the WBCA) to be applicable to this Agreement, the Voting Agreements, the Merger or any of the other transactions contemplated hereby (including the Merger). The Company shall keep confidential any proposals made by Parent to revise the terms of this Agreement, other than in the event of any amendment to this Agreement and to the extend required to be disclosed in any SEC Reports.

(e) Nothing in this Agreement shall prohibit the Company Board from taking and disclosing to the Company shareholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act; provided, however, that any statement(s) made by the Company Board pursuant to Rule 14e-2(a) under the Exchange Act or Rule 14d-9 under the Exchange Act shall be subject to the terms and conditions of this Agreement, including the provisions of Article VII; and provided further, that any such statements (other than a “stop, look and listen communication” of the type contemplated by Rule 14d-9(f) under the Exchange Act, and within the time period contemplated by Rule 14d-9(f)(3)) shall be deemed to be a Company Board Recommendation Change unless the Company Board expressly publicly reaffirms the Company Board Recommendation in connection with such statement.

5.7 Access; Notice and Consultation.

(a) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company shall afford Parent and its accountants, legal counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to any assets (including the Company Intellectual Property, design processes and source code), properties (including the right to conduct an environmental site assessment and audit of the properties), Contracts, books, records and personnel of the Company and its Subsidiaries as Parent may reasonably request. In particular, but without limitation, from and after the date of this Agreement, Parent and its agents, contractors and representatives shall have the right and privilege of entering upon all properties leased or occupied by the Company or any of its Subsidiaries and of reviewing the Company’s books and records regarding such properties from time to time as needed to make any inspections, evaluations, surveys or tests which Parent may deem necessary or appropriate.

(b) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, each of Parent and the Company shall promptly notify the other upon becoming aware that any representation or warranty made by such party in this Agreement has become untrue or inaccurate in any material respect or that such party has breached or failed to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by such party under this Agreement.

(c) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company shall promptly notify Parent of (i) any notice or other communication received by the Company or any of its Subsidiaries from any third party, subsequent to the date of this Agreement and prior to the Effective Time, alleging any material breach of or material default under any Material Contract to which the Company or any of its Subsidiaries is a party, and (ii) any notice or other communication received by the Company or any of its Subsidiaries from any third party, subsequent to the date of this Agreement and prior to the Effective Time, alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement (including the Merger).

(d) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company shall promptly advise Parent orally and in writing of any litigation commenced after the date hereof against the Company or any of its directors by any Company shareholders (on their own behalf or on behalf of the Company) relating to this Agreement or the transactions contemplated hereby (including the Merger) and shall keep Parent reasonably informed regarding any such litigation, and (ii) the Company shall promptly advise Parent of, and shall keep Parent reasonably informed regarding, any other litigation commenced or, to the Knowledge of the Company, threatened after the date hereof against the Company or any of its directors or executive officers (in their capacities as such) where the amount claimed is or would reasonably be expected to be in excess of $100,000 (each of the matters referenced in the foregoing clauses (i) and (ii) being referred to herein as a “Legal Proceeding Matter”). The Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any such Legal Proceeding Matter and shall consider in good faith Parent’s views with respect to such Legal Proceeding Matter, and the Company shall not settle any such Legal Proceeding Matter without the prior written consent of Parent.

(e) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company shall, and shall cause its Subsidiaries to, make available to Parent a copy of each report, schedule, proxy or information statement, registration statement and other document proposed to be filed by the Company with the SEC during such period pursuant to the requirements of federal securities laws or federal or state laws a reasonable period of time prior to the filing of such reports, schedules, proxy or information statements, registration statements and other documents (and in any event at least two (2) Business Days prior to the filing thereof with the SEC).

(f) Notwithstanding anything to the contrary set forth in this Agreement, no information obtained pursuant to the access granted or notification provided pursuant to this Section 5.7 shall be deemed to (i) amend or otherwise modify in any respect any representation or warranty of the party hereto providing such access or notice, (ii) impair or otherwise prejudice in any manner rights of the party receiving such access or notice to rely upon the conditions to the obligations of such party to consummate the transactions contemplated hereby (including the Merger), or (iii) impair or otherwise limit the remedies available to the party receiving such access or notice. The terms and conditions of the Confidentiality Agreement (as amended pursuant to Section 5.8) shall apply to any information provided to Parent pursuant to this Section 5.7.

5.8 Confidentiality. Parent, Merger Sub and the Company hereby acknowledge that Parent and the Company have previously executed a letter agreement, dated December 27, 2012 (as may be amended, supplemented or otherwise modified, the “Confidentiality Agreement”), which will continue in full force and effect in accordance with its terms; provided, however, that notwithstanding the foregoing, effective as of the execution and delivery hereof, the Confidentiality Agreement shall be deemed to be amended so as to permit Parent to take any action contemplated by this Agreement, including the making of any counter-offer or proposal contemplated by Section 5.6(b) or Section 5.6(c) (which deemed amendment shall survive any termination of this Agreement in accordance with its terms or otherwise).

5.9 Public Disclosure. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties. Except in connection with a Qualifying Amendment or as permitted under the terms of Section 5.6(e), Company shall not, without the prior written consent of Parent, issue any press release or otherwise make any public statement with respect to this Agreement or the transactions contemplated hereby (including the Merger) or any Acquisition Proposal, except as may be required by Law or any listing agreement with a national securities exchange, in which case the Company shall make commercially reasonable efforts to consult with Parent prior to any such release or public statement.

5.10 Employee Matters.

(a) Effective as of the day immediately preceding the Closing Date, each of the Company and any ERISA Affiliate shall terminate any and all Employee Plans intended to include a Code Section 401(k) arrangement (each, a “401(k) Plan”) (unless Parent provides written notice to the Company that such 401(k) Plans shall not be terminated). Unless Parent provides such written notice to the Company, no later than five (5) Business Days prior to the Closing Date, the Company shall provide Parent with evidence that such Employee Plan(s) have been terminated (effective as of the day immediately preceding the Closing Date) pursuant to resolutions of the Company Board or such Affiliate, as the case may be. The form and substance of such resolutions shall be subject to the reasonable review and approval of Parent. The Company also shall take such other actions in furtherance of terminating such Employee Plan(s) as Parent may reasonably require. In the event that termination of a 401(k) Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Parent no later than fifteen (15) calendar days prior to the Closing Date. If, in accordance with this Section 5.10(a), Parent requests in writing that the Company not terminate any 401(k) Plan, the Company shall take such actions as Parent may reasonably require in furtherance of the assumption of any such 401(k) Plan by Parent, including, but not limited to, adopting such amendments as Parent may deem necessary or advisable in connection with such assumption.

(b) Effective as of the day immediately preceding the Closing Date, the Company shall terminate the Company 2004 Plan (unless Parent provides written notice to the Company no later than five (5) Business Days prior to Closing that the Company 2004 Plan shall not be terminated and instead assumed).

(c) The Company shall consult with Parent (and consider in good faith the advice of Parent) prior to sending any notices or other communication materials to Company employees and the Company shall not send any written notices or other written communication materials (including via electronic mail) to Company employees regarding this Agreement or the transactions contemplated hereby (including the Merger) without the prior written consent of Parent (which consent will not be unreasonably withheld) or make any communications with the employees that are inconsistent with this Agreement.

5.11 Directors’ and Officers’ Indemnification and Insurance.

(a) For six (6) years after the Effective Time, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, honor and fulfill in all respects the obligations of the Company and its Subsidiaries under their respective certificates of incorporation and bylaws (and equivalent organizational documents) and all indemnification agreements in effect and disclosed to Parent in Section 5.11 of the Company Disclosure Schedule as of the date of this Agreement between the Company or any of its Subsidiaries and any of their respective current or former directors and officers (the “Indemnified Parties”).

(b) For a period of six (6) years after the Effective Time, Parent and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance immediately prior to the Effective Time, on terms with respect to the coverage and amounts no less favorable, in the aggregate, than those of the D&O Insurance in effect on the date of this Agreement; provided, however, that the Surviving Corporation may, at its option, substitute therefor policies of Parent, the Surviving Corporation or any of their respective Subsidiaries containing terms with respect to coverage and amounts no less favorable, in the aggregate, to such persons than the D&O Insurance, provided further, however, that in satisfying its obligations under this Section 5.11(b), Parent and the Surviving Corporation shall not be obligated to pay annual premiums in excess of two hundred percent (200%) of the amount paid by the Company for coverage for its last full fiscal year (such two hundred percent (200%) amount, the “Maximum Annual Premium”) (which premiums the Company represents and warrants to be as set forth in Section 5.11 of the Company Disclosure Schedule), provided that that if the annual premiums of such insurance coverage exceed such amount, Parent and the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. Prior to the Effective Time, notwithstanding anything to the contrary set forth in this Agreement, the Company may purchase a six-year “tail” prepaid policy (the “Tail Policy”) on the D&O Insurance on terms and conditions no less favorable, in the aggregate, than the D&O Insurance and for an amount not to exceed two hundred percent (200%) of the amount paid by the Company for coverage for its last full fiscal year. In the event that the Company does not purchase the Tail Policy, Parent may purchase a Tail Policy on the D&O Insurance on terms and conditions no less favorable, in the aggregate, than the D&O Insurance. In the event that either the Company or Parent shall purchase such a Tail Policy prior to the Effective Time, Parent and the Surviving

Corporation shall maintain such Tail Policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Parent and the Surviving Corporation under the first sentence of this Section 5.11(b) for so long as such Tail Policy shall be maintained in full force and effect.

(c) Each of the Indemnified Parties or other persons who are beneficiaries under the D&O Insurance or the Tail Policy referred to in Section 5.11(b) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 5.1, with full rights of enforcement as if a party thereto.

(d) In the event that Parent or the Surviving Corporation or any of its respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, including in each case by way of an internal reorganization, Parent or the Surviving Corporation (as applicable) shall cause proper provision to be made so that the successors and assigns of Parent or the Surviving Corporation (as applicable) assume its obligations set forth in this Section 5.11.

5.12 Insurance Policies. The Company shall take all actions reasonably necessary to ensure that all of its current and legacy insurance policies are available for the benefit of the Surviving Corporation, including with respect any instances where an occurrence and/or claim takes place before the Effective Time and is not made known until after the Effective Time.

5.13 Resignation of Officers and Directors of Company Subsidiaries. At or prior to the Closing, upon the request of Parent, unless Parent instructs the Company otherwise, the Company shall obtain the resignations (in form and substance acceptable to Parent) of each individual serving as a director or officer of (or comparable position with) the Company and its Subsidiaries from his or her position as a director or officer of (or comparable position with) the Company and its Subsidiaries, and not as an employee of the Company or any of its Subsidiaries, in each case to be effective as of the Effective Time.

5.14 Section 16 Resolutions. Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder of shares of Company Common Stock or Company Stock Awards pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of such section.

5.15 NYSE Listing. Prior to the Closing, Parent shall file a Supplemental Listing Application (or such other form as may be required by NYSE) with NYSE with respect to the shares of the Parent Common Stock to be issued in the Merger.

5.16 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby (including the Merger) upon the terms and subject to the conditions set forth in this Agreement.

5.17 Anti-Takeover Statutes. In the event that any Takeover Law is or becomes applicable to this Agreement or any of the transactions contemplated hereby (including the Merger), the Company, at the direction of the Company Board, shall use reasonable best efforts to ensure that the transactions contemplated by this Agreement (including the Merger) may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement, and otherwise to minimize the effect of such statute or regulation on this Agreement and the transactions contemplated hereby (including the Merger).

5.18 MLS-Sourced Data. No later than five (5) Business Days prior to the Closing Date, or following the termination or expiration of any waiting periods required by the HSR Act, whichever is later, the Company shall have ceased to operate, directly or indirectly, any business or platform that distributes MLS-Sourced Data to any website outside of the Partner Network (excluding any website that the Company hosts and/or operates on behalf of an individual real estate broker or agent that is branded with such real estate broker or agent’s branding and that adheres to the then-current IDX rules).

ARTICLE VI

CONDITIONS TO THE MERGER

6.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger shall be subject to the satisfaction or waiver (where permissible under applicable Law) of each of the following conditions:

(a) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose and no similar proceeding in respect of the Proxy Statement/Prospectus shall have been initiated or threatened in writing by the SEC.

(b) Requisite Company Shareholder Approval. The Requisite Company Shareholder Approval shall have been obtained.

(c) HSR Waiting Period. The applicable waiting period (and extensions thereof) to the transactions contemplated by this Agreement (including the Merger) under the HSR Act shall have expired or been terminated early.

(d) NYSE Listing. The shares of the Parent Common Stock issuable in the Merger shall have been approved for listing on NYSE, subject to official notice of issuance.

(e) No Legal Prohibition. No Governmental Authority of competent jurisdiction shall have (i) enacted, issued, promulgated, entered, enforced or deemed applicable to the Merger any Law that is in effect and has the effect of making the Merger illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction, or (ii) issued or granted, or threatened to issue or grant, any Order (whether temporary, preliminary or permanent) that remains in effect and has (or would be reasonably expected to have) the effect of making the Merger illegal in any jurisdiction or which has (or would be reasonably expected to have) the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction.

6.2 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger shall be subject to the satisfaction or waiver (where permissible under applicable Law) of each of the following conditions, any of which may be waived (in writing) exclusively by Parent:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in this Agreement (other than the Company Capitalization Representation and the Company Specified Representations) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date, except for any failure to be so true and correct that has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (ii) each of the representations and warranties set forth in Section 2.1 (Organization and Standing), Section 2.2 (Authorization and Enforceability), Section 2.5 (Subsidiaries), Section 2.25 (Brokers) and Section 2.26 (Opinion of Financial Advisor) (collectively, the “Company Specified Representations”) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date, and (iii) the representations and warranties set forth in Section 2.4 (Capitalization) (the “Company Capitalization Representation”) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date with the same force and effect as if made on and as of such date, except for any failure to be so true and correct that could not result in Liabilities to Parent (including as a result of the payment of consideration in respect of additional shares of Company Capital Stock, Company Stock Awards, Company Securities or Company Subsidiary Securities in connection with the Merger) that exceed One Million Dollars ($1,000,000); except in the case of each of the foregoing clauses (i)-(iii) inclusive, for those representations and warranties which address matters only as of a particular date (the accuracy of which shall be determined as of such particular date); provided, however, that for purposes of determining the accuracy of the representations and warranties of the Company set forth in this Agreement for purposes of this Section 6.2(a), (A) all “Material Adverse Effect” and materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded (it being understood and hereby agreed that (x) the phrase “similar phrases” as used in this proviso shall not be deemed to include any dollar thresholds or “Knowledge” qualifications contained in any such representations and warranties and (y) such qualifications shall not be disregarded pursuant to the terms of this proviso in the representation and warranty set forth in Section 2.9(a)) and (B) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects each of its obligations under this Agreement required to be performed at or prior to the Effective Time and shall have complied in all material respects with each covenant and other agreements of the Company to be performed or complied with by it under this Agreement.

(c) No Material Adverse Effect. No Material Adverse Effect on the Company shall have occurred or exist following the execution and delivery of this Agreement (whether or not any events, developments, changes, circumstances or conditions occurring prior to the execution and delivery of this Agreement caused or contributed to the occurrence of such Material Adverse Effect on the Company) that is continuing.

(d) Officer’s Certificate. Parent shall have received a certificate, validly executed for and on behalf of the Company and in its name by the Chief Executive Officer and Chief Financial Officer of the Company, certifying the satisfaction of the conditions set forth in Section 6.2(a), Section 6.2(b), and Section 6.2(c).

(e) Antitrust Approvals; Other Approvals. (i) All waiting periods applicable to, and any and all clearances, approvals and consents required to be obtained in connection with, the transactions contemplated by this Agreement (including the Merger) under all Antitrust Law (other than under the HSR Act) shall have expired, been terminated or obtained, either unconditionally or on terms satisfactory to Parent, and (ii) all other clearances, consents, approvals, Orders and authorizations that are necessary to consummate the transactions contemplated by this Agreement (including the Merger) shall have been obtained, either unconditionally or on terms satisfactory to Parent.

(f) Legal Proceedings. There shall not be pending or overtly threatened any Legal Proceeding by any Governmental Authority (i) seeking to restrain or prohibit the consummation of the Merger or the performance of any of the other transactions contemplated by this Agreement or the Voting Agreements (including the voting provisions thereunder), (ii) seeking to impose any Antitrust Restraint, or (iii) if adversely determined, would reasonably be likely to have a Material Adverse Effect on the Company or Parent.

(g) Third Party Consents. The Company shall have obtained all Consents of parties to each Contract marked with an asterisk on Section 2.3(a) of the Company Disclosure Schedule.

(h) Dissenters’ Rights. Holders of no more than 5% of the outstanding shares of Company Common Stock (on an as-converted basis) shall have exercised statutory rights of dissent under Washington Law, or notified the Company or Parent of an intent to exercise statutory rights of dissent under the Washington Law, in either case and not withdrawn such claims.

6.3 Additional Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger shall be subject to the satisfaction or waiver (where permissible under applicable Law) of each of the following conditions, any of which may be waived (in writing) exclusively by the Company:

(a) Representations and Warranties. (i) Each of the representations and warranties of Parent set forth in this Agreement (other than the Parent Specified Representations) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date, except for any failure to be so true and correct that has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, (ii) each of the representations and warranties set forth in Section 3.1 (Organization and Standing), Section 3.2 (Authorization and Enforceability), Section 3.4 (Capitalization), Section 3.11 (Parent Company Common Stock) and Section 3.12 (Brokers) (collectively, the “Parent Specified Representations”) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date; except in the case of each of the foregoing clauses (i)-(ii) inclusive, for those representations and warranties which address matters only as of a particular date (the accuracy of which shall be determined as of such particular date); provided, however, that for purposes of determining the accuracy of the representations and warranties of Parent set forth in this Agreement for purposes of this Section 6.3(a), (A) all “Material Adverse Effect” and materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded (it being understood and hereby agreed that (x) the phrase “similar phrases” as used in this proviso shall not be deemed to include any dollar thresholds or “Knowledge” qualifications contained in any such representations and warranties and (y) such qualifications shall not be disregarded pursuant to the terms of this proviso in the representation and warranty set forth in Section 3.8(a)) and (B) any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects each of its obligations under this Agreement required to be performed at or prior to the Effective time and shall have complied in all material respects with each covenant and agreement of Parent and Merger Sub to be performed or complied with by them under this Agreement.

(c) No Material Adverse Effect. No Material Adverse Effect on Parent shall have occurred or exist following the execution and delivery of this Agreement (whether or not any events, developments, changes, circumstances or conditions occurring prior to the execution and delivery of this Agreement caused or contributed to the occurrence of such Material Adverse Effect on Parent) that is continuing.

(d) Officer’s Certificate. The Company shall have received a certificate, validly executed for and on behalf of Parent and in its name by the Chief Executive Officer and Chief Financial Officer of Parent, certifying the satisfaction of the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c).

ARTICLE VII

TERMINATION

7.1 Termination. This Agreement may be terminated and the transactions contemplated hereby (including the Merger) may be abandoned at any time prior to the Effective Time, whether before or after the receipt of the Requisite Company Shareholder Approval (it being agreed that the party hereto terminating this Agreement pursuant to this Section 7.1 (other than Section 7.1(a)) shall give prompt written notice of such termination to the other party or parties hereto):

(a) by mutual written agreement of Parent and the Company; or

(b) by either Parent or the Company: if the Effective Time has not occurred prior to 11:59 p.m. (New York City time) on October 31, 2013 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any party hereto whose action or failure to act has been the principal cause of or principally resulted in any of the conditions to the Merger set forth in Article VI having failed to be satisfied on or before the Termination Date, and such action or failure to act constitutes a material breach of this Agreement; or

(c) by either Parent or the Company, if any Governmental Authority (i) shall have enacted, issued, promulgated, entered, enforced or deemed applicable to the Merger any Law that is in effect and has the effect of making the consummation of the Merger illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction, or (ii) shall have issued or granted any Order that remains in effect and has the effect of making the Merger illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction, and such Order has become final and non-appealable; or

(d) by either Parent or the Company, if the Company shall have failed to obtain the Requisite Company Shareholder Approval at the Company Shareholder Meeting (or any postponement or adjournment thereof at which a vote was taken on the Merger Proposal); or

(e) by the Company, in the event (i) of a breach of any covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement or (ii) that any of the representations and warranties of Parent and Merger Sub set forth in this Agreement shall have been inaccurate when made or shall have become inaccurate, in either case, such that the conditions to the Merger set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation and warranty became inaccurate; provided, however, that notwithstanding the foregoing, in the event that such breach by Parent or Merger Sub or such inaccuracies in the representations and warranties of Parent or Merger Sub are curable by Parent or Merger Sub through the exercise of commercially reasonable efforts, then the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(e) until the earlier to occur of (A) the expiration of a thirty (30) calendar day period after delivery of written notice from the Company to Parent of such breach or inaccuracy, as applicable, or (B) Parent and/or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach or inaccuracy, provided that Parent and/or Merger Sub (as applicable) continues to exercise commercially reasonable efforts to cure such breach or inaccuracy (it being understood that the Company may not terminate this Agreement pursuant to this Section 7.1(e) if such breach or inaccuracy by Parent or Merger Sub is cured within such thirty (30) calendar day period); or

(f) by Parent:

(i) in the event (A) of a breach of any covenant or agreement on the part of the Company set forth in this Agreement or (B) that any representation or warranty of the Company set forth in this Agreement shall have been inaccurate when made or shall have become inaccurate, in either case, such that the conditions to the Merger set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation and warranty became inaccurate; provided, however, that notwithstanding the foregoing, in the event that such breach by the Company or such inaccuracies in the representations and warranties of the Company are curable by the Company through the exercise of commercially reasonable efforts, then Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.1(f)(i) until the earlier to occur of (1) the expiration of a thirty (30) calendar day period after delivery of written notice from Parent to the Company of such breach or inaccuracy, as applicable, or (2) the ceasing by the Company to exercise commercially reasonable efforts to cure such breach or inaccuracy, provided that the Company continues to exercise commercially reasonable efforts to cure such breach or inaccuracy (it being understood that Parent may not terminate this Agreement pursuant to this Section 7.1(f)(i) if such breach or inaccuracy by the Company is cured within such thirty (30) calendar day period); or

(ii) in the event that, following the execution and delivery of this Agreement, there shall have occurred or exist a Material Adverse Effect on the Company (whether or not events or circumstances occurring prior to the execution and delivery of this Agreement caused or contributed to the occurrence of such Company Material Adverse Effect); or

(iii) in the event that any of the following shall have occurred: (A) the Company shall have breached (or be deemed, pursuant to the terms hereof, to have breached) the provisions of Section 5.1, Section 5.4 or Section 5.5 (other than an inadvertent and immaterial breach that does not result in an Acquisition Proposal); (B) the Company Board or any committee thereof shall have for any reason effected a Company Board Recommendation Change (whether or not in compliance with the terms and conditions of this Agreement) or provided written notice to Parent of its intent to effect a Company Board Recommendation Change; (C) the Company shall have failed to include the Company Board Recommendation in the Proxy Statement/Prospectus; (D) the Company Board or any committee thereof shall have for any reason approved, or recommended that shareholders of the Company approve, any Acquisition Proposal or Acquisition Transaction (whether or not a Superior Proposal); (E) the Company shall have entered into a letter of intent, memorandum of understanding or Contract (other than a confidentiality agreement contemplated by Section 5.1(c)) accepting or agreeing to any Acquisition Proposal or Acquisition Transaction (whether or not a Superior Proposal); (G) a tender offer or exchange offer for Company Common Stock is commenced and, within ten (10) Business Days after the public announcement of the commencement of such tender or exchange offer, the Company shall not have issued a public statement (and filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act) unconditionally reaffirming the Company Board Recommendation and unconditionally recommending that the Company shareholders reject such tender or exchange offer and not tender any shares of Company Common Stock into such tender or exchange offer; or (H) the Company Board shall have failed to publicly reconfirm, without qualification, the Company Board Recommendation prior to receipt of the Requisite Company Shareholder Approval, within ten (10) Business Days of a written request from Parent to do so.

7.2 Notice of Termination; Effect of Termination. Any proper termination of this Agreement pursuant to Section 7.1 shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties hereto, as applicable. In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any shareholder or Representative of such party or parties) to the other party or parties hereto, as applicable, except (a) for the terms of Section 5.8 and Section 5.9, this Section 7.2, Section 7.3 and Article VIII, each of which shall survive the termination of this Agreement, and (b) that nothing herein shall relieve any party or parties hereto, as applicable, from liability for any willful and material breach of, or fraud in connection with, this Agreement and the transactions contemplated hereby. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement (as amended pursuant to Section 5.8), all of which obligations shall survive termination of this Agreement in accordance with their respective terms.

7.3 Fees and Expenses.

(a) General. Except as set forth in Section 7.3(b), all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including the Merger) shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Merger is consummated.

(b) Company Payments.

(i) In the event that (A) this Agreement is terminated under Section 7.1(d) and (B) following the execution and delivery of this Agreement and prior to the termination of this Agreement, an Acquisition Proposal shall have been publicly announced or shall have become publicly known, or shall have been communicated or otherwise made known to the Company, the Company shall pay to Parent, promptly (and in any event within two (2) Business Days) following receipt of an invoice therefor, an amount in cash equal to the actual and reasonably documented out-of-pocket fees and expenses (including reasonable and documented fees and expenses of financial advisors, outside legal counsel, accountants, experts, consultants and other service providers) incurred by Parent and its Affiliates (or on their respective behalves) in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby (“Parent Expenses”), which amount shall not exceed $1,000,000. The parties hereto hereby agreed that the existence of circumstances which could require the Termination Fee Amount to become subsequently payable by the Company pursuant to Section 7.3(b)(ii) or Section 7.3(b)(iii) shall not relieve the Company of its obligations to pay the Parent Expenses pursuant to this Section 7.3(b)(i), and that the payment by the Company of Parent Expenses pursuant to this Section 7.3(b)(i) shall not relieve the Company of any subsequent obligation to pay Parent the Termination Fee Amount pursuant to Section 7.3(b)(ii) or Section 7.3(b)(iii).

(ii) The Company shall pay to Parent a fee equal to $15,000,000 (the “Termination Fee Amount”), less any Parent Expenses previously paid or payable by the Company pursuant to Section 7.3(b)(i), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, in the event that (A)(1) this Agreement is terminated pursuant to Section 7.1(b) or Section 7.1(d) or (2) this Agreement is terminated pursuant to Section 7.1(f)(i), (B) following the execution and delivery of this Agreement and prior to the termination of this Agreement (in the case of any termination referred to in subclause (A)(1) above) or prior to the breach or inaccuracy that forms the basis for the termination of this Agreement (in the case of any termination referred to in subclause (A)(2) above), an Acquisition Proposal shall have been publicly announced or shall have become publicly known, or shall have been communicated or otherwise made known to the Company Board, and (C) within twelve (12) months following the termination of this Agreement, either an Acquisition Transaction (whether or not the Acquisition Transaction referenced in the preceding clause (B)) is consummated or the Company enters into a letter of intent, memorandum of understanding or other Contract providing for an Acquisition Transaction (whether or not the Acquisition Transaction referenced in the preceding clause (B)). For purposes of this Section 7.3(b)(ii), all references to “fifteen percent (15%)” and “eighty-five percent (85%)” in the definition of Acquisition Transaction shall be deemed references to “fifty percent (50%)”. The fee amount payable pursuant to this Section 7.3(b)(ii) shall be paid on the date of, and as a condition to, the consummation of the Acquisition Transaction contemplated by the foregoing clause (C) or the execution and effectiveness of the letter of intent, memorandum of understanding or other Contract contemplated by the foregoing clause (C).

(iii) In the event that this Agreement is terminated pursuant to Section 7.1(f)(iii), the Company shall pay to Parent a fee equal to the Termination Fee Amount, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within one Business Day after demand by Parent.

(c) Enforcement. Each of Parent and the Company acknowledges and hereby agrees that the provisions of this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without such provisions, neither Parent nor the Company would have entered into this Agreement. Accordingly, if the Company shall fail to pay in a timely manner any amounts due and payable pursuant to this Section 7.3, and, in order to obtain such payment, Parent shall make a claim against the Company and such claim results in a judgment against the Company, the Company shall pay to Parent an amount in cash equal to Parent’s costs and expenses (including its attorneys’ fees and expenses) incurred in connection with such claim, together with interest at the prime rate of Citibank N.A. in effect on the date such payment was required to be made. Payment of the fees amounts contemplated by this Section 7.3 shall not be in lieu of, or replacement or substitution for, any damages that may arise out of any breach of this Agreement, and are not intended to (and shall not) be liquidated damages hereunder. The parties acknowledge and agree that in no event shall the Company be obligated to pay the Termination Fee Amount on more than one occasion.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Certain Interpretations.

(a) Unless otherwise indicated, all references herein to Sections, Articles, Annexes, Exhibits or Schedules, shall be deemed to refer to Sections, Articles, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(b) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(c) As used in this Agreement, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not mean simply “if”.

(d) As used in this Agreement, the singular or plural number shall be deemed to include the other whenever the context so requires.

(e) Unless otherwise indicated, all references herein to dollars or “$” shall mean and refer to U.S. denominated dollars.

(f) Unless otherwise indicated or the context otherwise requires, when reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person.

(g) Unless otherwise indicated or the context otherwise requires, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person.

(h) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(i) The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(j) Although the same or similar subject matters may be addressed in different provisions, the parties intend that each such provision shall be read separately, be given independent legal significance and not be construed as limiting any other provision in this Agreement (whether or not more general or more specific in scope, substance or content).

(k) Except as otherwise provided, any information “made available” to Parent by the Company or its Subsidiaries shall include only that information contained in such documents as are contained in or filed as Exhibits to the Company SEC Reports or stored on the hard disk reflecting the contents of that certain virtual data room maintained by the Company through Merrill DataSite entitled “Project Mariner Data Room” and that Parent’s Representatives have been granted access to as of 5:00 p.m., California time, on May 6, 2013, a copy of which has been provided to Parent prior to the date of this Agreement.

8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, sent via telecopy (receipt confirmed), or sent by electronic mail to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

(a) if to Parent or Merger Sub, to:

Trulia, Inc.

116 New Montgomery Street, Suite 300

San Francisco, CA 94105

Attention: General Counsel

E-mail: legal@trulia.com

Telecopy No.: (650) 369-9355

with copies (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

Attention: Rezwan D. Pavri

E-mail: rpavri@wsgr.com

Telecopy No.: (650) 493-6811

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market Plaza

Spear Tower, Suite 3300

San Francisco, California 94105-1126

Attention: Michael S. Ringler

E-mail: mringler@wsgr.com

Telecopy No.: (415) 947-2099

(b) if to the Company (prior to the Effective Time), to:

Market Leader, Inc.

11332 NE 122nd Way, Suite 200

Kirkland, WA 98034

Attention: Ian Morris

E-mail: ianm@marketleader.com

Telecopy No.: (425) 952-5694

with copies (which shall not constitute notice) to:

Perkins Coie LLP

1201 Third Avenue, Suite 4900

Seattle, Washington 908101

Attention: Eric A. DeJong

E-mail: EDeJong@perkinscoie.com

Telecopy No.: (206) 359-4793

8.3 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent and Merger Sub set forth in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall so survive the Effective Time in accordance with their respective terms.

8.4 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

8.5 Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company; provided, however, that in the event that this Agreement has been adopted by the Company shareholders in accordance with Washington Law, no amendment shall be made to this Agreement that requires the approval of such Company shareholders without such approval.

8.6 Extension; Waiver. At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

8.7 Entire Agreement. This Agreement and the agreements, documents, instruments and certificates among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Schedule, the Parent Disclosure Schedule and the Exhibits and Schedules hereto, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, the Confidentiality Agreement (as amended pursuant to Section 5.8) shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement expires or is otherwise terminated in accordance with its terms.

8.8 Third Party Beneficiaries. Except as set forth in or contemplated by the provisions of Section 5.11, this Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder.

8.9 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.10 Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

8.11 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof, except (i) with respect to matters relating to the fiduciary duties of the Company Board, which shall be construed, performed and enforced in accordance with, and governed by, Washington Law, and (ii) to the extent that the provisions of the WBCA are mandatorily applicable to the Merger, which shall be construed, performed and enforced in accordance with, and governed by, the WBCA.

8.12 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy to which they are entitled at law or in equity, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction.

8.13 Consent to Jurisdiction. Each of the parties hereto (a) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 8.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 8.13 shall affect the right of any party to serve legal process in any other manner permitted by applicable Law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any action or proceeding to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) in the event any dispute or controversy arises out of this Agreement or the transactions contemplated hereby (including the Merger), or for recognition and enforcement of any judgment in respect thereof; (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated hereby (including the Merger) shall be brought, tried and determined only in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware); (e) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby (including the Merger) in any court other than the aforesaid courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

8.14 WAIVER OF JURY TRIAL. EACH OF PARENT, COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, COMPANY AND MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

8.15 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

TRULIA, INC.

By:	/s/ Peter Flint
Name:	Peter Flint
Title:	Chief Executive Officer

MARINER ACQUISITION CORP.

By:	/s/ Sean Aggarwal
Name:	Sean Aggarwal
Title:	President

MARKET LEADER, INC.

By:	/s/ Ian Morris
Name:	Ian Morris
Title:	Chief Executive Officer

[Signature page to Agreement and Plan of Merger]

ANNEX I

CERTAIN DEFINITIONS

For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

(a) “Acquisition Proposal” shall mean any offer or proposal relating to an Acquisition Transaction from any Person other than Parent or any of its Affiliates.

(b) “Acquisition Transaction” shall mean any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase from the Company or any of its Subsidiaries by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than a fifteen percent (15%) interest in the total outstanding voting securities of the Company or any of its Subsidiaries, or any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning fifteen percent (15%) or more of the total outstanding voting securities of the Company or any of its Subsidiaries; (ii) any merger, consolidation, business combination or other similar transaction involving the Company or any of its Subsidiaries pursuant to which the shareholders of the Company immediately preceding such transaction hold less than eighty-five percent (85%) of the equity interests in the surviving or resulting entity of such transaction; (iii) any sale, lease (other than in the ordinary course of business consistent with past practice), exchange, transfer, license (other than in the ordinary course of business consistent with past practice), acquisition or disposition of more than fifteen percent (15%) of the assets of the Company or any of its Subsidiaries (measured by the lesser of book or fair market value thereof); (iv) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company or any of its Subsidiaries or (v) any combination of the foregoing.

(c) “Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

(d) “Antitrust Law” shall mean applicable federal, state, local or foreign antitrust, competition, premerger notification or trade regulation laws, regulations or Orders.

(e) “Balance Sheet” shall mean the consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2012 included in the Company’s annual report on Form 10-K as filed with the SEC.

(f) “Business Day” shall mean any day, other than a Saturday, Sunday or any day which is a legal holiday under the laws of the State of California or Washington or is a day on which commercial banking institutions located in the State of California or Washington are authorized or required by Law or other governmental action to close.

(g) “Cash-Out Consideration” shall mean an amount in cash equal to the sum of (i) the Stock Consideration multiplied by the Parent Common Stock Closing Price and (ii) the Cash Consideration. For the avoidance of doubt, the terms “Stock Consideration” and “Cash Consideration” as used in the definition of Cash-Out Consideration shall reflect any adjustment to the amounts of the Stock Consideration and the Cash Consideration made pursuant to Section 1.7(b)(vi).

(h) “Code” shall mean the Internal Revenue Code of 1986, as amended.

(i) “Company Board” shall mean the Board of Directors of the Company.

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(j) “Company Capital Stock” shall mean the Company Common Stock and the Company Preferred Stock.

(k) “Company Common Stock” shall mean the Common Stock, par value $0.001 per share, of the Company.

(l) “Company Intellectual Property” shall mean any and all Technology and Intellectual Property Rights that are owned or purported to be owned by the Company or any of its Subsidiaries.

(m) “Company Option” shall mean an option to purchase shares of Company Common Stock outstanding under any of the Company Plans.

(n) “Company Plans” shall mean the (i) HouseValues, Inc. 1999 Stock Incentive Plan, (ii) Market Leader, Inc. Amended and Restated 2004 Equity Incentive Plan (the “Company 2004 Plan”), and any other equity incentive plan of the Company or any of its Subsidiaries.

(o) “Company Preferred Stock” shall mean the Preferred Stock, par value $0.001 per share, of the Company.

(p) “Company Product” shall mean any product or service or other Technology that is currently being or at any time has been developed, manufactured, supported, marketed, distributed, licensed, sold or made available (including as a software product or application, as part of a service bureau, cloud, or time-sharing, application service, software-as-a-service or similar arrangement or otherwise) by or on behalf of the Company or any of its Subsidiaries.

(q) “Company Restricted Stock Units” shall mean any unit or award (i) denominated in units, (ii) pursuant to which the holder thereof is or may become entitled to acquire one or more shares of Company Common Stock or the cash equivalent thereof upon such holder’s continued service with or employment by the Company or any Subsidiary and/or upon the satisfaction or attainment of one or more performance milestones, and (iii) outstanding under any of the Company Plans.

(r) “Company Stock Appreciation Rights” shall mean any stock appreciation right related to Company Common Stock (whether such right will be settled in shares, cash or otherwise) outstanding under any of the Company Plans.

(s) “Company Stock Awards” shall mean Company Options, Company Restricted Stock Units and Company Stock Appreciation Rights.

(t) “Continuing Service Provider” shall mean any employee or consultant of the Company or its Subsidiaries who remains or becomes an employee or consultant of the Surviving Corporation, a Subsidiary of the Surviving Corporation, Parent or a Subsidiary of Parent immediately after the Effective Time.

(u) “Contract” shall mean any contract, subcontract, agreement, note, bond, mortgage, indenture, lease, sublease, license, sublicense, permit, franchise or other instrument, obligation, commitment or binding arrangement or understanding of any kind or character, whether oral or in writing.

(v) “DOJ” shall mean the United States Department of Justice, or any successor thereto.

(w) “DOL” shall mean the United States Department of Labor or any successor thereto.

(x) “Environmental Law” shall mean any and all Law relating to the protection of the environment (including ambient air, surface water, groundwater or land) or human health as affected by the environment or Hazardous Substances or otherwise relating to the production, use, emission, storage, treatment, transportation, recycling, disposal, discharge, release, labeling or other handling of any Hazardous Substances or any products or wastes containing any Hazardous Substances including any Law related to the investigation, clean-up or other

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remediation or analysis of Hazardous Substances, including without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Occupational Safety and Health Act, the Federal Water Pollution Control Act and the Clean Air Act.

(y) “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statue, rules and regulations thereto.

(z) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

(aa) “Exchange Ratio” shall mean the sum of (x) the Stock Consideration plus (y) the quotient obtained by dividing (1) the Cash Consideration, by (2) the Parent Common Stock Closing Price. For the avoidance of doubt, the terms “Stock Consideration” and “Cash Consideration” as used in the definition of Exchange Ratio shall reflect any adjustment to the amounts of the Stock Consideration and the Cash Consideration made pursuant to Section 1.7(b)(vi).

(bb) “Financial Advisor” shall mean GCA Savvian Advisors LLC.

(cc) “FTC” shall mean the United States Federal Trade Commission, or any successor thereto.

(dd) “GAAP” shall mean generally accepted accounting principles, as applied in the United States.

(ee) “Governmental Authority” shall mean any government, any governmental or regulatory entity or body, department, commission, board, agency, instrumentality or self-regulatory organization, and any court, tribunal or judicial body, in each case whether federal, state, county, provincial or local, and whether domestic or foreign.

(ff) “Hazardous Substance” shall mean any substance, material emission or waste that is characterized or regulated under any Environmental Law as “hazardous,” “pollutant,” “contaminant,” “toxic” or words of similar meaning or effect, or is otherwise a danger to health, reproduction or the environment, including petroleum and petroleum products, polychlorinated biphenyls and asbestos.

(gg) “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

(hh) “Intellectual Property Rights” shall mean common law and statutory rights anywhere in the world arising under or associated with (i) patents, patent applications and inventors’ certificates (“Patents”), (ii) copyrights, copyright registrations and copyright applications, and “moral” rights, (iii) the protection of trade and industrial secrets and confidential information, including business information (“Trade Secrets”), (iv) trademarks, trade names and service marks (“Trademarks”), (v) other proprietary rights relating or with respect to the protection of technology, (vi) rights in domain names, URL and other internet-related properties, (vii) divisions, continuations, renewals, reissuances and extensions of the foregoing (as applicable) and (viii) analogous rights to those set forth above, including the right to enforce and recover damages for the infringement or misappropriation of for any of the foregoing.

(ii) “Intervening Event” shall mean, with respect to the Company, any material fact, event, change, development or set of circumstances (other than, and not related in any way to, an Acquisition Proposal) that was not known to, nor reasonably foreseeable by any member of the Company Board, assuming consultation with the executive officers of the Company, as of or prior to the date of this Agreement, and did not result from or arise out of the announcement or pendency of, or any actions required to be taken (or to be refrained from being taken) pursuant to, this Agreement; provided, however, that in no event shall the receipt of an offer, proposal or inquiry from any third party relating to a transaction of the nature described in the definition of “Acquisition Transaction” (which, for purposes of this definition, shall be read without reference to the percentage thresholds set forth in the definition thereof) be deemed to be an Intervening Event.

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(jj) “IRS” shall mean the United States Internal Revenue Service or any successor thereto.

(kk) “Knowledge” of the Company, with respect to any matter in question, shall mean the knowledge of any of the executive officers of the Company, or the knowledge that any of the foregoing persons would reasonably be expected to have after making due inquiry of those persons employed by the Company who would reasonably be expected to have knowledge of the matter in question.

(ll) “Law” shall mean any and all applicable federal, state, provincial, local, municipal, foreign or other law, statute, treaty, constitution, principle of common law, resolution, ordinance, code, edict, decree, directive, guidance, order, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

(mm) “Legal Proceeding” shall mean any action, claim, suit, litigation, proceeding (public or private), arbitration, criminal prosecution, examination, audit or investigation by any Person (including any Governmental Authority) or pending before any Governmental Authority.

(nn) “Liabilities” shall mean any liability, indebtedness, obligation or commitment of any kind, nature or character (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet prepared under GAAP).

(oo) “Lien” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

(pp) “Material Adverse Effect” shall mean, with respect to any Person, any fact, event, condition, circumstance, change or effect (collectively, “Effects”) that, individually or when taken together with all other Effects that exist or have occurred prior to or at the date of determination of the occurrence of the Material Adverse Effect, is or is reasonably likely to (x) be materially adverse to the business, operations, capitalization, properties, assets (including intangible assets), Liabilities, condition (financial or otherwise) or results of operations of such Person taken together as a whole with its Subsidiaries or (y) materially impede the ability of such Person or its Subsidiaries to consummate the transactions contemplated by this Agreement in accordance with the terms hereof and applicable Law; provided, however, that solely with respect to clause (x) above, none of the following Effects, by itself or when aggregated with any one or more of the other such Effects, shall be deemed to be or constitute a Material Adverse Effect and none of the following Effects, by itself or when aggregated with any one or more of the other such Effects, shall be taken into account when determining whether a Material Adverse Effect has occurred or may, would or could occur: (i) general economic conditions, provided that such Effects do not have a substantially disproportionate impact on such Person and its Subsidiaries, take together as a whole; or (ii) general conditions in the industries in which such Person or any of its Subsidiaries conduct business, provided that such Effects do not have a substantially disproportionate impact on such Person and its Subsidiaries, take together as a whole.

(qq) “MLS-Sourced Data” shall mean data pertaining to real properties that the Company receives or accepts either (i) directly from a multiple listing service, or (ii) from one or more third-parties that receive such data, either directly or indirectly, from a multiple listing service.

(rr) “Nasdaq” shall mean the Nasdaq Global Select Market, any successor stock exchange operated by The NASDAQ Stock Market LLC or any successor thereto.

(ss) “NYSE” shall mean the New York Stock Exchange, any successor stock exchange operated by the NYSE Euronext or any successor thereto.

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(tt) “Open Source Code” shall mean software or software code that is distributed as “free software” or “open source software” or is otherwise distributed publicly in Source Code form under terms of an Open Source License.

(uu) “Open Source License” shall mean any license for “free software” or “open source software” including, without limitation, the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License, BSD License, Artistic License, or Sun Community Source License or other license that is defined as “Open Source License” by the organization known as the Open Source Initiative (www.opensource.org).

(vv) “Order” shall mean any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Authority that is binding on any Person or its property under applicable Law.

(ww) “Parent Board” shall mean the board of directors of Parent.

(xx) “Parent Common Stock” shall mean the Common Stock, par value $0.00001 per share, of Parent.

(yy) “Parent Common Stock Closing Price” shall mean the volume weighted average closing price of Parent Common Stock, rounded to the nearest one-tenth of a cent, as reported on NYSE over the ten (10) trading days immediately preceding (but not including) the Closing Date.

(zz) “Parent Preferred Stock” shall mean the Preferred Stock, par value $0.00001 per share, of Parent.

(aaa) “Partner Network” shall have the meaning set forth in that Platform Service Agreement between Parent and Move Sales, Inc., dated June 19, 2012.

(bbb) “Permitted Liens” shall mean any or all of the following: (i) Liens for Taxes and other similar governmental charges and assessments which are not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been made on the appropriate financial statements in accordance with GAAP; (ii) Liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like Liens arising in the ordinary course of business consistent with past practice for sums not yet due and payable; (iii) undetermined or inchoate Liens, charges and privileges existing as of the Closing Date and any statutory Liens, licenses, charges, adverse claims, security interests or encumbrances of any nature whatsoever existing as of the Closing Date and claimed or held by any Governmental Authority that are related to obligations that are not due or delinquent; (iv) security given in the ordinary course of business consistent with past practice as of the Closing Date to any public utility, Governmental Authority or other statutory or public authority; (v) Liens imposed on the underlying fee interest in leased property that are not caused by the Company or any of its Subsidiaries; and (vi) Liens that do not materially interfere with the use, value or operation of the property subject thereto.

(ccc) “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.

(ddd) “Personal Information” shall mean, in addition to any definition provided by the Company for any similar term (e.g., “personally identifiable information” or “PII”) in any privacy policy or other public-facing statement of the Company or any of its Subsidiaries, all information regarding or capable of being associated with an individual consumer or device, including (i) information that identifies, could be used to identify or is otherwise identifiable with an individual, including name, physical address, telephone number, email address, financial account number, government-issued identifier (including Social Security number and driver’s license number), medical, health or insurance information, gender, date of birth, educational or employment information,

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religious or political views or affiliations, and marital or other status, and any other data used or intended to be used to identify, contact or precisely locate an individual; (ii) information that is created, maintained, or accessed by an individual (e.g., videos, audio, individual contact information); (iii) any data regarding an individual’s activities online or on a mobile or other application (e.g., searches conducted, web pages or content visited or viewed); and (iv) Internet Protocol addresses or other persistent identifiers. Personal Information may relate to any individual, including a current, prospective or former customer or employee of any Person. Personal Information includes information in any form, including paper, electronic and other forms.

(eee) “Registered Intellectual Property” shall mean applications, registrations and filings for Intellectual Property Rights that have been registered, filed, certified or otherwise perfected or recorded with or by any Government Authority.

(fff) “Representatives” shall mean, with respect to any Person, the directors, officers, employees, financial advisors, attorneys, accountants, consultants, agents and other authorized representatives of such Person, acting in such capacity.

(ggg) “Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

(hhh) “SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

(iii) “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

(jjj) “Source Code” shall mean software and code, which may be printed out or displayed in human readable form or from which object or other executable code can be derived by compilation or otherwise.

(kkk) “Subsidiary” of any Person shall mean (i) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one of more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (ii) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

(lll) “Superior Proposal” shall mean any bona fide written Acquisition Proposal for an Acquisition Transaction (except that all references in the definition of Acquisition Transaction to “fifteen percent (15%)” or “eight-five percent (85%)” shall be references to “fifty percent (50%)”) not solicited in violation of Section 5.1 and that has not been withdrawn, (i) which, if any cash consideration is involved, is not subject to any financing contingencies (and if financing is required, such financing is then fully committed to the third party making such Acquisition Proposal) and (ii) with respect to which the Company Board determines in good faith, after consultation with the Financial Advisor or any other financial advisor of nationally recognized standing and outside legal counsel, and taking into consideration, among other things, all of the terms and conditions and all legal, financial, regulatory and other aspects of such Acquisition Proposal and this Agreement (in each case taking into account any revisions to this Agreement made or proposed in writing by Parent prior to the time of determination), (A) is reasonably likely to be consummated in accordance with its terms, and (B) would result in

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a transaction more favorable to the Company’s shareholders from a financial point of view than the transactions provided for in this Agreement (after taking into account the expected timing and risk and likelihood of consummation).

(mmm) “Tax” shall mean (i) any and all U.S. federal, state, local and non-U.S. taxes, including taxes based upon or measured by gross receipts, income, profits, business and occupation, sales, use and occupation, and value added, goods and services, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, escheat, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts, (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of being or ceasing to be a member of an affiliated, consolidated, combined or unitary group for any period (including any liability under Treasury Regulation Section 1.1502-6 or any comparable provision of other applicable Law, and including any arrangement for group or consortium relief or similar arrangement) and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of any obligations under any Contract with any other Person with respect to such amounts and including any liability for taxes of a predecessor or transferor or otherwise by operation of Law.

(nnn) “Tax Returns” shall mean all returns, declarations, reports, estimates, statements and other documents filed or required to be filed in respect of any Taxes, including any attachments, addenda or schedules thereto or amendments thereof.

(ooo) “Technology” shall mean any or all of the following tangible items and any and all instantiations of the following in any form and embodied in any media: (i) works of authorship including computer programs, source code, executable code, whether embodied in software, firmware or otherwise, architecture, documentation, designs, files, records, and data related to the foregoing, (ii) inventions (whether or not patentable), discoveries, improvements, and technology, (iii) proprietary and confidential information, trade secrets and know how, (iv) databases, data compilations and collections, and technical data, (v) logos, trade names, trade dress, trademarks and service marks, (vi) tools, methods and processes, and (vii) devices, prototypes, schematics, breadboards, netlists, mask works, test methodologies, verilog files, emulation and simulation reports, test vectors, and hardware development tools.

(ppp) “WARN Act” shall mean the Worker Adjustment and Retraining Notification Act.

(qqq) “Washington Law” shall mean the WBCA and any other applicable Law of the State of Washington.

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Annex B

GCA Savvian Advisors, LLC 150 California Street San Francisco, CA 94111 (415) 318-3600 T

CONFIDENTIAL

May 6, 2013

Board of Directors

Market Leader, Inc.

11332 NE 122nd Way

Suite 200

Kirkland, WA 98034

Members of the Board:

We understand that Market Leader, Inc., a Washington corporation (“Market Leader”), Trulia, Inc., a Delaware corporation (“Trulia”), and Mariner Acquisition Corp., a Washington corporation and a wholly-owned direct subsidiary of Trulia, Inc. (“Merger Sub”), plan to enter into an agreement and plan of merger dated May 7, 2013 (the “Merger Agreement”) that provides for, among other things, Merger Sub to be merged with and into Market Leader, as a result of which, Market Leader would become a wholly-owned subsidiary of Trulia (the “Merger”). Pursuant to the Merger, each outstanding share of common stock par value $0.0001 per share of Market Leader (the “Market Leader Common Stock”), other than Dissenting Company Shares and shares that are owned by Market Leader or any subsidiary of Market Leader, Trulia or Merger Sub, will be converted into the right to receive $11.00 per share consideration consisting of cash in the amount of $6.00 and 0.1553 shares of freely tradable Trulia common stock (the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement. We understand that simultaneously with the execution and delivery of the Merger Agreement, certain stockholders of Market Leader plan to enter into voting agreements with Trulia, pursuant to which, among other things, such stockholders would agree to vote their shares in favor of the adoption of the Merger Agreement and against any competing proposals. Capitalized terms not defined herein have the meanings assigned to them in the Merger Agreement.

You have asked for our opinion as to whether, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of Market Leader Common Stock. For purposes of the opinion set forth herein, we have:

(i)	reviewed a draft, dated May 3, 2013, of the Merger Agreement and certain related documents;

(ii)	reviewed certain publicly available financial statements and other business and financial information of Market Leader;

(iii)	reviewed certain publicly available financial statements and other business and financial information of Trulia;

(iv)	reviewed certain internal financial statements and other financial and operating data concerning Market Leader prepared by the management of Market Leader;

(v)	reviewed certain internal financial statements and other financial and operating data concerning Trulia prepared by the management of Trulia;

(vi)	reviewed certain financial projections relating to Market Leader prepared by the management of Market Leader;

GCA Savvian Advisors, LLC 150 California Street San Francisco, CA 94111 (415) 318-3600 T

(vii)	discussed the past and current operations and financial condition and the prospects of Market Leader with management of Market Leader;
(viii)	reviewed and discussed with management of Market Leader certain alternatives to the Merger;
(ix)	reviewed and discussed with Market Leader’s management its view of the strategic rationale for the Merger;
(x)	reviewed the recent reported closing prices and trading activity for Market Leader and Trulia Common Stock;
(xi)	compared the financial performance of Market Leader and the prices and trading activity of the Market Leader Common Stock with that of certain other comparable publicly-traded companies and their securities that we believe to be generally relevant in evaluating the business of Market Leader;
(xii)	reviewed the financial terms, to the extent publicly available, of certain comparable transactions that we believe to be generally relevant in evaluating the business of Market Leader;
(xiii)	participated in discussions and negotiations among representatives of Market Leader and Trulia; and
(xiv)	performed such other analyses and considered such other factors as we deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections relating to Market Leader and prepared by the management of Market Leader, we have assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of Market Leader’s management of the future financial performance of Market Leader. We assume no responsibility for and express no view as to such projections or the assumptions on which they are based. We have not made any independent valuation or appraisal of the assets or liabilities of Market Leader or concerning the solvency or fair value of Market Leader, nor have we been furnished with any such valuations or appraisals. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the latest draft Merger Agreement furnished to us, without waiver by any party of any material rights thereunder, that the representations and warranties made by the parties thereto are true and correct in all respects material to our analysis, and that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be timely obtained without any restriction. We have not made any independent investigation of any legal, accounting or tax matters affecting the Merger, and we have assumed the correctness of all legal, accounting and tax advice given to Market Leader and the Board. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, and can be evaluated as of, the date hereof. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter.

We have acted as financial advisor to the Board of Directors of Market Leader in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger, and Market Leader has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In the future, GCA Savvian Advisors, LLC may provide financial advisory and/or financing services for Trulia.

It is understood that this letter is for the information of the Board of Directors of Market Leader and may not be used or summarized for any other purpose, or relied upon by any other party, without our prior written consent except that this opinion may be included in its entirety, if required, in any proxy statement filed by Market Leader and any registration statement filed by Trulia in respect of the Merger.

GCA Savvian Advisors, LLC 150 California Street San Francisco, CA 94111 (415) 318-3600 T

This opinion does not address Market Leader’s underlying business decision to enter into the Merger, or the relative merits of the Merger as compared to any alternatives that may be available to Market Leader, and it does not constitute a recommendation to Market Leader, its Board of Directors or any committee thereof, its stockholders, or any other person as to any specific action that should be taken in connection with the Merger, including how the stockholders of Market Leader should vote or otherwise act with respect to the Merger. We have not been asked to, nor do we offer any opinion as to the material terms of the Merger Agreement or the structure of the Merger, and we are not expressing any opinion as to what the value of the Trulia common stock actually will be when issued or the prices at which Market Leader Common Stock or Trulia common stock will trade at any time, including following announcement or consummation of the Merger.

We do not express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or Merger, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Market Leader, or class of such persons, in connection with the Merger, whether relative to the Merger Consideration or otherwise. This opinion has been approved by a fairness committee of GCA Savvian Advisors, LLC.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Merger Consideration to be received by the holders of Market Leader Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

GCA SAVVIAN ADVISORS, LLC

/s/ GCA SAVVIAN ADVISORS, LLC

Annex C

CHAPTER 23B.13

OF THE WASHINGTON BUSINESS CORPORATION ACT

23B.13.010. DEFINITIONS.

As used in this chapter:

(1) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2) “Dissenter” means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.

(3) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(4) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7) “Shareholder” means the record shareholder or the beneficial shareholder.

23B.13.020 Right to dissent.

(1) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(a) A plan of merger, which has become effective, to which the corporation is a party (i) if shareholder approval was required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation, and the shareholder was entitled to vote on the merger, or (ii) if the corporation was a subsidiary that has been merged with its parent under RCW 23B.11.040;

(b) A plan of share exchange, which has become effective, to which the corporation is a party as the corporation whose shares have been acquired, if the shareholder was entitled to vote on the plan;

(c) A sale or exchange, which has become effective, of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder was entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(d) An amendment of the articles of incorporation, whether or not the shareholder was entitled to vote on the amendment, if the amendment effects a redemption or cancellation of all of the shareholder’s shares in exchange for cash or other consideration other than shares of the corporation; or

(e) Any corporate action approved pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(2) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.831 through 25.10.886, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

(3) The right of a dissenting shareholder to obtain payment of the fair value of the shareholder’s shares shall terminate upon the occurrence of any one of the following events:

(a) The proposed corporate action is abandoned or rescinded;

(b) A court having jurisdiction permanently enjoins or sets aside the corporate action; or

(c) The shareholder’s demand for payment is withdrawn with the written consent of the corporation.

23B.13.030 Dissent by nominees and beneficial owners.

(1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to the corporation a notice of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter’s other shares were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if:

(a) The beneficial shareholder submits to the corporation the record shareholder’s consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights, which consent shall be set forth either (i) in a record or (ii) if the corporation has designated an address, location, or system to which the consent may be electronically transmitted and the consent is electronically transmitted to the designated address, location, or system, in an electronically transmitted record; and

(b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

23B.13.200 Notice of dissenters’ rights.

(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval by a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

(2) If corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval without a vote of shareholders in accordance with RCW 23B.07.040, the shareholder consent described in RCW 23B.07.040(1)(b) and the notice described in RCW 23B.07.040(3)(a) must include a statement that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

23B.13.210 Notice of intent to demand payment.

(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights must (a) deliver to the corporation before the vote is taken notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed corporate action is effected, and (b) not vote such shares in favor of the proposed corporate action.

(2) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval without a vote of shareholders in accordance with RCW 23B.07.040, a shareholder who wishes to assert dissenters’ rights must not execute the consent or otherwise vote such shares in favor of the proposed corporate action.

(3) A shareholder who does not satisfy the requirements of subsection (1) or (2) of this section is not entitled to payment for the shareholder’s shares under this chapter.

23B.13.220 Dissenters’ rights — Notice.

(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved at a shareholders’ meeting, the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders who satisfied the requirements of RCW 23B.13.210(1) a notice in compliance with subsection (3) of this section.

(2) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved without a vote of shareholders in accordance with RCW 23B.07.040, the notice delivered pursuant to RCW 23B.07.040(3)(b) to shareholders who satisfied the requirements of RCW 23B.13.210(2) shall comply with subsection (3) of this section.

(3) Any notice under subsection (1) or (2) of this section must:

(a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1) or (2) of this section is delivered; and

(e) Be accompanied by a copy of this chapter.

23B.13.230 Duty to demand payment.

(1) A shareholder sent a notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to *RCW 23B.13.220(2)(c), and deposit the shareholder’s certificates, all in accordance with the terms of the notice.

(2) The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

(3) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the notice, is not entitled to payment for the shareholder’s shares under this chapter.

23B.13.240 Share restrictions.

(1) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment under RCW 23B.13.230 is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

(2) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.

23B.13.250 Payment.

(1) Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder’s shares, plus accrued interest.

(2) The payment must be accompanied by:

(a) The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(b) An explanation of how the corporation estimated the fair value of the shares;

(c) An explanation of how the interest was calculated;

(d) A statement of the dissenter’s right to demand payment under RCW 23B.13.280; and

(e) A copy of this chapter.

23B.13.260 Failure to take corporate action.

(1) If the corporation does not effect the proposed corporate action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

(2) If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to effect the proposed corporate action, it must send a new dissenters’ notice under RCW 23B.13.220 and repeat the payment demand procedure.

23B.13.270 After-acquired shares.

(1) A corporation may elect to withhold payment required by RCW

23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after the effective date of the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under RCW 23B.13.280.

23B.13.280 Procedure if shareholder dissatisfied with payment or offer.

(1) A dissenter may deliver a notice to the corporation informing the corporation of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate, less any payment under RCW

23B.13.250, or reject the corporation’s offer under RCW 23B.13.270 and demand payment of the dissenter’s estimate of the fair value of the dissenter’s shares and interest due, if:

(a) The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(b) The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

(c) The corporation does not effect the proposed corporate action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

(2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter’s shares.

23B.13.300 Court action.

(1) If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2) The corporation shall commence the proceeding in the superior court of the county where a corporation’s principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4) The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

(5) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(6) Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

23B.13.310 Court costs and counsel fees.

(1) The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or

(b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

Annex D

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of May 7, 2013 by and between Trulia, Inc., a Delaware corporation (“Parent”), and the undersigned shareholder (the “Shareholder”) of Market Leader, Inc., a Washington corporation (the “Company”).

WITNESSETH:

WHEREAS, Parent, Mariner Acquisition Corp., a Washington corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and the Company have entered into an Agreement and Plan of Merger of even date herewith (as amended, supplemented or modified from time to time, the “Merger Agreement”), which provides for, among other things, the merger of Merger Sub with and into the Company (the “Merger”) pursuant to which all outstanding shares of capital stock of the Company will be converted into the right to receive the consideration set forth in the Merger Agreement.

WHEREAS, as of the date hereof, the Shareholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended from time to time (the “Exchange Act”)) of that number of shares of the outstanding capital stock of the Company, and the holder of stock awards to purchase or receive such number of shares of capital stock of the Company, in each case, as set forth on the signature page of this Agreement.

WHEREAS, as a condition and inducement to the willingness of Parent and Merger Sub to enter into the Merger Agreement, the Shareholder (in the Shareholder’s capacity as such) has agreed to enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

1. Certain Definitions. All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

(a) “Expiration Date” shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article VII thereof, or (ii) such date and time as the Merger shall become consummated in accordance with the terms and provisions of the Merger Agreement.

(b) “Person” shall mean any individual, corporation, limited liability company, general or limited partnership, trust, unincorporated association or other entity of any kind or nature, or any governmental authority.

(c) “Shares” shall mean (i) all equity securities of the Company (including all shares of Company Common Stock, Company Preferred Stock, and all additional Company Options, Company Restricted Stock Units, Company Stock Appreciation Rights and other rights to acquire shares of Company Common Stock) owned by the Shareholder as of the date hereof, and (ii) all additional equity securities of the Company (including all additional shares of Company Common Stock, Company Preferred Stock and all additional Company Options, Company Restricted Stock Units, Company Stock Appreciation Rights, warrants and other rights to acquire shares of Company Common Stock) of which the Shareholder acquires ownership during the period from the date of this Agreement through the Expiration Date (including by way of stock dividend or distribution, split-up, recapitalization, combination, exchange of shares and the like).

(d) “Transfer.” A Person shall be deemed to have effected a “Transfer” of a Share if such Person directly or indirectly (i) sells, pledges, encumbers, hypothecates, assigns, grants an option with respect to (or otherwise enters into a hedging arrangement with respect to), transfers, tenders or disposes (by merger, by testamentary disposition, by operation of law or otherwise) of such Share or any interest in such Share, (ii) deposits any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, or (iii) agrees or commits (whether or not in writing) to take any of the actions referred to in the foregoing clause (i) or (ii).

2. Transfer Restrictions. The Shareholder shall not Transfer (or cause or permit the Transfer of) any of the Shares, or enter into any agreement relating thereto, except (i) by using already-owned Shares (or effecting a “net exercise” of a Company Stock Award) either to pay the exercise price upon the exercise of a Company Stock Award or to satisfy the Shareholder’s tax withholding obligation upon the exercise of a Company Stock Award, in each case as permitted pursuant to the terms of any Employee Plan, (ii) transferring Shares to Affiliates, immediate family members, a trust established for the benefit of Shareholder and/or for the benefit of one or more members of Shareholder’s immediate family or charitable organizations or upon the death of the Shareholder, provided that, as a condition to such Transfer, the recipient agrees to be bound by this Agreement and delivers a Proxy (as defined below) in the form attached hereto as Exhibit A, or (iii) with Parent’s prior written consent and in Parent’s sole discretion (such exceptions set forth in sections (i) through (iii), referred to as “Permitted Transfers”). Any Transfer (other than a Permitted Transfer), or purported Transfer (other than a Permitted Transfer), of Shares in breach or violation of this Agreement shall be void and of no force or effect.

3. Agreement to Vote Shares.

(a) At every meeting of the shareholders of the Company, and at every adjournment or postponement thereof, and on every action or approval by written consent of the shareholders of Company, the Shareholder (in the Shareholder’s capacity as such) agrees to, unconditionally and irrevocably, to the extent not voted by the Person(s) appointed under the Proxy, or to cause the holder of record on any applicable record date to, vote all Shares that are then-owned by such Shareholder and entitled to vote or act by written consent:

(i) in favor of the approval of the Merger Agreement, and in favor of any other matters presented or proposed as to approval of the Merger or any part or aspect thereof or any other transactions contemplated by the Merger Agreement;

(ii) against approval of any proposal made in opposition to, in competition with, or inconsistent with, the Merger Agreement or the Merger or any other transactions contemplated by the Merger Agreement;

(iii) against any of the following actions (other than those actions that relate to the Merger and any other transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of or involving the Company or any of its Subsidiaries, (B) any sale, lease or transfer of all or substantially all of the assets of the Company or any of its Subsidiaries, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its Subsidiaries, (D) any material change in the capitalization of the Company or any of its Subsidiaries, or the corporate structure of the Company or any of its Subsidiaries, (E) any Acquisition Proposal or Acquisition Transaction or (F) any other action that is intended to, or would reasonably be expected to materially, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any other transactions contemplated by the Merger Agreement;

(iv) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of the Shareholder contained in this Agreement; and

(v) in favor of any other matter necessary or appropriate to the consummation of the transactions contemplated by the Merger Agreement, including the Merger.

(b) The Shareholder shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with the terms of this Section 3.

4. No Solicitation.

(a) The Shareholder shall immediately cease any and all existing activities, discussions or negotiations with any Persons (other than Parent and Merger Sub) conducted heretofore with respect to any Acquisition Proposal. From and after the date hereof until the Expiration Date, Shareholder shall as promptly as practicable notify Parent of (w) any Acquisition Proposal it receives in its capacity as a shareholder of the Company, (x) any request it receives in its capacity as a shareholder of the Company for non-public information relating to the Company or its Subsidiaries that would reasonably be expected to lead to an Acquisition Proposal, (y) any inquiry it receives in its capacity as a shareholder of the Company that would reasonably be expected to lead to an Acquisition Proposal, (ii) if such Acquisition Proposal, request or inquiry is in writing, deliver to Parent a copy of such Acquisition Proposal, request or inquiry and any related draft agreements and other written material setting forth the terms and conditions of such Acquisition Proposal, and (iii) if such Acquisition Proposal, request or inquiry is oral, provide to Parent a summary of the material terms and conditions thereof. Shareholder shall keep Parent reasonably informed on a prompt and timely basis of the status and material details of any such Acquisition Proposal and with respect to any material change to the terms of any such Acquisition Proposal. This Section 4(a) shall not apply to any Acquisition Proposal received by the Company.

(b) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the Expiration Date, the Shareholder shall not, directly or indirectly:

(i) solicit, initiate, knowingly encourage, facilitate or induce the making, submission or announcement of, an Acquisition Proposal or an Acquisition Transaction;

(ii) furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information relating to the Company or any of its Subsidiaries, or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub), or take any other action, in each case in a manner that is intended or would be reasonably expected to assist or facilitate any inquiries or the making of any proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal or an Acquisition Transaction;

(iii) participate or engage in discussions or negotiations with any Person that is seeking to make or has made an Acquisition Proposal or an Acquisition Transaction, except to state that such discussions or negotiations are not permitted pursuant to these provisions; or

(iv) propose or agree to do any of the foregoing.

5. Agreement Not to Exercise Dissenters’ Rights. The Shareholder shall not exercise, and hereby irrevocably and unconditionally waives, any statutory rights (including, without limitation, under Chapter 23B.13 of the Washington Business Corporations Act) to demand the fair value of any Shares that may arise in connection with the Merger.

6. Directors and Officers. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall limit or restrict a Shareholder who is a director or officer of the Company from acting in such capacity or fulfilling the obligations of such office, including by voting, in his capacity as a director of the Company, in the Shareholder’s sole discretion on any matter (it being understood that this Agreement shall apply to the Shareholder solely in the Shareholder’s capacity as a shareholder of the Company). In this regard, the Shareholder shall not be deemed to make any agreement or understanding in this Agreement in Shareholder’s capacity as a director or officer of the Company.

7. Irrevocable Proxy. Concurrently with the execution of this Agreement, the Shareholder shall deliver to Parent a proxy in the form attached hereto as Exhibit A (the “Proxy”), which shall be irrevocable to the fullest extent permissible by law, with respect to the Shares.

8. Update of Beneficial Ownership Information. Promptly following the written request of Parent or upon the acquisition of any additional Shares, the Shareholder shall send to Parent a notice in the form of Exhibit B hereto, setting forth the number of Shares beneficially owned by such Shareholder as of the record date of the Company Shareholder Meeting.

9. Representations and Warranties of the Shareholder. The Shareholder hereby represents and warrants to Parent as follows:

(a) Power; Organization; Binding Agreement. The Shareholder has full power and authority (or capacity, in the case of Shareholders that are natural persons) to execute and deliver this Agreement and the Proxy, to perform the Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby. In the case of Shareholders that are not natural persons, such Shareholder is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation (except to the extent the “good standing” concept is not applicable in any relevant jurisdiction). This Agreement has been duly executed and delivered by the Shareholder, and, assuming this Agreement constitutes a valid and binding obligation of Parent, constitutes a valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally and is subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(b) No Conflicts. None of the execution and delivery by the Shareholder of this Agreement, the performance by the Shareholder of its obligations hereunder or the consummation by the Shareholder of the transactions contemplated hereby will (i) result in a violation or breach of any agreement to which the Shareholder is a party or by which the Shareholder may be bound, including any voting agreement or voting trust, (ii) violate any Law or Order applicable to the Shareholder or (iii) violate the constituent or organizational document of such Shareholder, in the case of Shareholders that are not natural person.

(c) Ownership of Shares. The Shareholder (i) is the sole beneficial owner of the shares of Company Common Stock set forth on the signature page of this Agreement, all of which are free and clear of any Liens (except any Liens arising under securities laws or arising hereunder), and (ii) is the sole holder of the Company Stock Awards that are exercisable or redeemable for the number of shares of Company Common Stock set forth on the signature page of this Agreement, all of which Company Stock Awards and shares of Company Common Stock issuable upon the exercise or redemption of such Company Stock Awards are free and clear of any Liens (except any Liens arising under securities laws, arising under the plans pursuant to which such Company Stock Awards were granted or arising hereunder), and (iii) except as set forth on the signature page to this Agreement, does not own, beneficially or otherwise, any securities of the Company other than the Shares set forth on the signature page of this Agreement.

(d) Voting Power. The Shareholder has sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth herein, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares held by Shareholder, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and arising under the terms of this Agreement.

(e) No Finder’s Fees. No broker, investment banker, financial advisor, finder, agent or other Person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with this Agreement based upon arrangements made by or on behalf of the Shareholder in his or her capacity as such.

(f) Reliance by Parent. The Shareholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Shareholder’s execution and delivery of this Agreement.

(g) No Legal Actions. Shareholder agrees that Shareholder will not in Shareholder’s capacity as a Shareholder of the Company bring, commence, institute, maintain, prosecute or voluntarily aid any Legal

Proceeding, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by Shareholder, either alone or together with the other Company voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement by the Company Board, breaches any fiduciary duty of the Company Board or any member thereof.

10. Certain Restrictions. The Shareholder shall not, directly or indirectly, take any action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect in any respect.

11. Disclosure. The Shareholder shall permit Parent and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent determines to be necessary or desirable in connection with the Merger and any transactions related to the Merger, the Shareholder’s identity and ownership of Shares and the nature of the Shareholder’s commitments, arrangements and understandings under this Agreement.

12. No Ownership Interest. Except as provided in this Agreement, nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. Except as provided in this Agreement, all rights, ownership and economic benefits relating to the Shares shall remain vested in and belong to Shareholder.

13. Further Assurances. Subject to the terms and conditions of this Agreement, upon request of Parent, the Shareholder shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary to fulfill such Shareholder’s obligations under this Agreement.

14. Stop Transfer Instructions. At all times commencing with the execution and delivery of this Agreement and continuing until the Expiration Date, in furtherance of this Agreement, the Shareholder hereby authorizes the Company or its counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Shares of the Shareholder (and that this Agreement places limits on the voting and transfer of such Shares).

15. Termination. This Agreement and the Proxy, and all rights and obligations of the parties hereunder and thereunder, shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, nothing set forth in this Section 15 or elsewhere in this Agreement shall relieve either party hereto from liability, or otherwise limit the liability of either party hereto, for any intentional breach of this Agreement prior to such termination. Section 5 shall survive any termination of this Agreement.

16. Miscellaneous.

(a) Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement, which will remain in full force and effect. In the event any Governmental Entity of competent jurisdiction holds any provision of this Agreement to be null, void or unenforceable, the parties hereto shall negotiate in good faith and execute and deliver an amendment to this Agreement in order, as nearly as possible, to effectuate, to the extent permitted by law, the original intent of the parties hereto with respect to such provision.

(b) Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties (whether by operation of law or otherwise) without prior written consent of the other.

(c) Amendments; Waiver. This Agreement may be amended by the parties hereto, and the terms and conditions hereof may be waived, only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

(d) Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent shall be irreparably harmed and that there shall be no adequate remedy at law for a violation of any of the covenants or agreements of the Shareholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity.

(e) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice), or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to Parent:

Trulia, Inc.

116 New Montgomery Street, Suite 300

San Francisco, California 94105

Attention: General Counsel

Telecopy No.: (866) 658-4763

with a copy to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

Attention: Rezwan D. Pavri and Michael S. Ringler

Telecopy No.: (650) 493-6811

If to the Shareholder:

[Shareholder Name]

Market Leader, Inc.

11332 NE 122nd Way, Suite 200

Kirkland, Washington 98034

Telecopy No.: (425) 952-5651

with a copy to:

Perkins Coie LLP

1201 Third Avenue, Suite 4900

Seattle, Washington 98101

Attention: Eric DeJong

Telecopy No.: (206) 359-4793

(f) No Waiver. The failure of either party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect of this Agreement at law or in equity, or to insist upon compliance by any other party with its obligation under this Agreement, and any custom or practice of the parties at variance with the terms of this Agreement, shall not constitute a waiver by such party of such party’s right to exercise any such or other right, power or remedy or to demand such compliance.

(g) No Third Party Beneficiaries. This Agreement is not intended to confer and does not confer upon any person other than the parties hereto any rights or remedies hereunder.

(h) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

(i) Submission to Jurisdiction. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue in the Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any court of the United States located in the State of Delaware in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, and to the fullest extent permitted by law, waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and venue.

(j) Rules of Construction. The parties hereto hereby waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(k) Entire Agreement. This Agreement and the Proxy contain the entire understanding of the parties hereto in respect of the subject matter hereof, and supersede all prior negotiations, agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof.

(l) Interpretation.

(i) Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”

(ii) The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties hereto and shall not in any way affect or be deemed to affect the meaning or interpretation of this Agreement.

(m) Expenses. All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, costs and expenses.

(n) Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

(o) No Obligation to Exercise Options or Warrants. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall obligate the Shareholder to exercise any Company Stock Awards, warrant or other right to acquire any shares of Company Common Stock.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have executed and caused to be effective this Agreement as of the date first above written.

TRULIA, INC.	SHAREHOLDER

By:	By:
Name:	Name:
Title:	Title:

Shares beneficially owned as of the date hereof:

shares of Company Common Stock

shares of Company Common Stock issuable upon exercise of outstanding options shares of Company Common Stock issuable upon vesting of Company Restricted Stock Units number of Company Stock Appreciation Rights

[Signature Page to Voting Agreement]

EXHIBIT A

IRREVOCABLE PROXY

The undersigned shareholder (the “Shareholder”) of Market Leader, Inc., a Washington corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by law) appoints Trulia, Inc., a Delaware corporation (“Parent”), acting through any of its Chief Executive Officer, Chief Financial Officer, General Counsel or other duly authorized designee, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or equity securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the “Shares”) in accordance with the terms of this Irrevocable Proxy until the Expiration Date (as defined below); provided, however, that such proxy and voting and related rights are expressly limited to the matters discussed in clauses (i) through (v) in the fourth paragraph of this Irrevocable Proxy. Upon the undersigned’s execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares concerning the subject matter of this Irrevocable Proxy are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares concerning the subject matter of this Irrevocable Proxy until after the Expiration Date.

This Irrevocable Proxy is irrevocable to the fullest extent permitted by law, is coupled with an interest and is granted pursuant to that certain Voting Agreement of even date herewith by and between Parent and the undersigned Shareholder (the “Voting Agreement”), and is granted as a condition and inducement to the willingness of Parent and Mariner Acquisition Corp., a Washington corporation and wholly-owned subsidiary of Parent (“Merger Sub”), to enter into that certain Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), among Parent, Merger Sub, and the Company. The Merger Agreement provides for, among other things, the merger of Merger Sub with and into the Company (the “Merger”) pursuant to which all outstanding shares of capital stock of the Company will be converted into the right to receive the consideration set forth in the Merger Agreement.

As used herein, the term “Expiration Date” shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article VIII thereof, or (ii) such date and time as the Merger shall become consummated in accordance with the terms and provisions of the Merger Agreement.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned’s attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special, adjourned or postponed meeting of shareholders of the Company and in every written consent in lieu of such meeting:

(i) in favor of the approval of the Merger Agreement, and in favor of any other matters presented or proposed as to approval of the Merger or any part or aspect thereof or any other transactions contemplated by the Merger Agreement;

(ii) against approval of any proposal made in opposition to, in competition with, or be inconsistent with, the Merger Agreement or the Merger or any other transactions contemplated by the Merger Agreement;

(iii) against any of the following actions (other than those actions that relate to the Merger and any other transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of or involving the Company or any of its Subsidiaries, (B) any sale, lease or transfer of all or substantially all of assets of the Company or any of its Subsidiaries, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its Subsidiaries,

(D) any material change in the capitalization of the Company or any of its Subsidiaries, or the corporate structure of the Company or any of its Subsidiaries, (E) any Acquisition Proposal or Acquisition Transaction or (F) any other action that is intended to, or would reasonably be expected to materially, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any other transactions contemplated by the Merger Agreement;

(iv) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of Shareholder contained in this Agreement; and

(v) in favor of any other matter necessary or appropriate to the consummation of the transactions contemplated by the Merger Agreement, including the Merger.

The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter. The undersigned Shareholder may vote the Shares in its sole discretion on all other matters. For the avoidance of doubt, clauses (i) through (v) in the fourth paragraph of this Irrevocable Proxy shall not apply to votes, if any, on the election or removal of directors as recommended by the Company’s Board of Directors (provided such recommendation is not in violation of the terms of the Merger Agreement). The undersigned Shareholder will take such further action or execute such other instruments as may be necessary to effectuate the intent of this Irrevocable Proxy and hereby revokes any proxy previously granted by the undersigned Shareholder with respect to the Shares concerning the subject matter of this Irrevocable Proxy.

Any obligation of the undersigned hereunder shall be binding upon the successors and permitted assigns of the undersigned.

This Irrevocable Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated: [—], 2013	SHAREHOLDER

By:
Name:
Title:

[Signature Page to Irrevocable Proxy]

EXHIBIT B

NOTICE OF BENEFICIAL OWNERSHIP

[DATE]1

The undersigned shareholder (the “Shareholder”) of Market Leader, Inc., a Washington corporation (the “Company”), hereby notifies Trulia, Inc., a Delaware corporation (“Parent”) that, as of the date hereof, such Shareholder beneficially owns the number of Shares set forth below. Terms used but not defined in this Notice have the meaning ascribed to them in the Voting Agreement, dated [—], 2013, by and between Parent and the undersigned Shareholder.

[SHAREHOLDER]

By:
Name:
Title:

Shares beneficially owned as of the date hereof:

            shares of Company Common Stock

            shares of Company Common Stock issuable upon exercise of outstanding options shares of Company Common Stock issuable upon vesting of outstanding Company Restricted Stock Units number of Company Stock Appreciation Rights

[1]	Record Date of Company Shareholder Vote.

Annex E

TRULIA, INC.

VALUATION AND QUALIFYING ACCOUNTS

	Year Ended December 31,
	2012	2011	2010
	(In thousands)
Allowance for Doubtful Accounts:
Beginning balance	$80	$104	$85
Charged to costs and expenses	95	176	82
Reductions and write-offs	(33)	(200)	(63)

Ending balance	$142	$80	$104

Annex F

Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by

11:59 p.m., Eastern Time, on August 15, 2013.

Vote by Internet • Go to www.investorvote.com/LEDR • Or scan the QR code with your smartphone • Follow the steps outlined on the secure website
Vote by telephone • Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone • Follow the instructions provided by the recorded message
Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

Special Meeting Proxy Card

▼  IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.  ▼

A	Proposals — The Board of Directors recommends a vote FOR Proposals 1, 2 and 3.

		For	Against	Abstain	+
1.	Proposal to approve the Agreement and Plan of Merger, dated as of May 7, 2013 by and among Market Leader, Trulia, Inc., and Mariner Acquisition Corp. (“Merger Agreement”).	☐	☐	☐

2.	Proposal to approve, on a non-binding, advisory basis, the compensation payable to the Market Leader, Inc.’s named executive officers that is based on or otherwise relates to the merger.	☐	☐	☐

3.	Proposal to adjourn the special meeting to solicit additional proxies in favor of the proposal to approve the Merger Agreement if there are not sufficient votes at the time of such adjournment to approved the Merger Agreement.	☐	☐	☐

B	Non-Voting Items

Change of Address — Please print your new address below.		Comments — Please print your comments below.	Meeting Attendance Mark the box to the right if you plan to attend the Special Meeting.	☐

C	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

■	1UPX	+
01OBOD

Important notice regarding the Internet availability of proxy materials for the Special Meeting of Shareholders.

The Notice of Special Meeting of Shareholders and Proxy Statement/Prospectus are available at:

http://www.rrdezproxy.com/2013/ledr

▼  IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.  ▼

Proxy — Market Leader, Inc.

MARKET LEADER, INC.

11332 NE 122nd WAY

SUITE 200

KIRKLAND, WA 98034

SPECIAL MEETING OF SHAREHOLDERS, AUGUST 16, 2013

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF MARKET LEADER, INC.

The undersigned revokes all previous proxies, acknowledges receipt of the Notice of the Special Meeting of Shareholders to be held August 16, 2013 and the Proxy Statement/Prospectus related thereto, and appoints Ian Morris, Jacqueline Davidson, and Gregg Eskenazi, and each of them (with full power to act alone), the proxy of the undersigned, with full power of substitution, to vote all shares of Common Stock of Market Leader, Inc. (the “Company”) which the undersigned is entitled to vote, either on his or her own behalf or on behalf of an entity or entities, at the Special Meeting of Shareholders of the Company to be held on Friday, August 16, 2013 at 9:00 a.m., or at any adjournments, continuations or postponements thereof, with the same force and effect as if the undersigned were personally present and voting. The proxies are authorized to vote upon the proposals on the reverse side and, in their discretion, upon all other matters that may properly come before the Special Meeting of Shareholders.

In giving this Proxy, I understand that I may personally vote my shares if I attend the Special Meeting of Shareholders, not withstanding that I have previously executed and returned the Proxy to the Company.

The Board of Directors unanimously recommends a vote FOR items 1, 2, and 3 described on the reverse side. This Proxy, when properly executed, will be voted in the manner directed herein. If no directions are given, the shares represented by this Proxy will be voted in accordance with the recommendations of the Board of Directors on all the proposals referred to on the reverse side and in accordance with the discretion of the persons named as proxies herein on any other matters that may properly come before the Special Meeting of Shareholders.

(Continued and to be marked, dated and signed, on the other side)